Form 10-K, Exhibit 13
period 1996-09-30
MFB CORP
filed 1996-12-30
CIK 916396

ANNUAL REPORT
                                 TO SHAREHOLDERS


                           TABLE OF CONTENTS

                                                                   Page
Letter to Shareholders ........................................      2
Selected Consolidated Financial Data ..........................      4
Management's Discussion and Analysis ..........................      5
Report of Independent Auditors ................................     16
Consolidated Balance Sheets ...................................     17
Consolidated Statements of Income .............................     18
Consolidated Statements of Changes in Shareholders' Equity.....     19
Consolidated Statements of Cash Flows .........................     20
Notes to Consolidated Financial Statements ....................     22
Directors and Officers ........................................     47
Shareholder Information .......................................     48


DESCRIPTION OF BUSINESS

         MFB Corp. is an Indiana corporation organized in December, 1993, to become a unitary savings and loan holding company. MFB Corp. became a unitary savings and loan holding company upon the conversion of Mishawaka Federal Savings (the "Bank") from a federal mutual savings and loan association to a federal stock savings bank in March, 1994. MFB Corp. is the sole shareholder of the Bank. MFB Corp. and the Bank (collectively referred to as the "Company") conduct business from their main office in Mishawaka, Indiana, and three branch locations in St. Joseph County, Indiana. The Bank offers a variety of lending, deposit and other financial services to its retail and commercial customers. The Bank's wholly-owned subsidiary, Mishawaka Financial Services, Inc., is engaged in the sale of credit life, general fire and accident, car, home, and life insurance as agent for the Bank's customers and the general public.

MFB CORP.
--------------------------------------------------------------------------------
P.O. Box 528 Mishawaka, IN  46546-0528  219/255-3146  Fax 219/255-3044

TO OUR SHAREHOLDERS:

       On behalf of myself and the entire Board of Directors, it is a pleasure to provide you with the 1996 Annual Report of MFB Corp., the holding company for Mishawaka Federal Savings (the "Bank"). In March of 1994, after the formation of MFB Corp., the Bank converted to a federal stock savings bank and this report depicts only the second full year of operations as a stock company.

       This past year has been one of many changes for our company. The emphasis has been on growth within our market that allows us to effectively utilize our capital, generate improved returns on your investment and enhance the value of the company's stock. We have improved our product and service offerings which has created opportunities to attract new customers and secure our relationship with existing customers. As we look at the financial highlights of the past year, I believe you will agree that the changes we've instituted are propelling the Company and the Bank forward toward the achievement of the above goals.

       In 1996, the Company began offering a wider array of loan products to meet the needs of the community we serve. These products, combined with a concerted effort to increase the awareness level of the Bank in the marketplace, resulted in net loan portfolio growth of $30.9 million, the greatest single year of such growth in our 106 year history. At the same time, asset quality has not just remained unchanged, but has improved over the prior year. The Bank also began to develop a small business banking division that will allow us to attract local businesses that desire to receive a level of personal service that is critical to their success. Growth of this segment of our business in the coming years will be an important focus.

       Deposit based product offerings have also been enhanced. The emphasis on core relationships, competitive terms and the highest quality service to customers has resulted in an increase in our deposit base of $14.4 million during the year. Non-interest bearing demand accounts increased significantly as did our certificate of deposit account base.

       In addition to the growth discussed above, the Company undertook a leveraging strategy during this past year designed to further enhance earnings. The success of this strategy contributed to net earnings and helped improve the overall return on equity during the year.

     A major legislative event effecting our Company took place on September 30, 1996. President Clinton signed into law a bill that included a provision to recapitalize the Savings Association Insurance Fund ("SAIF"). This bill resulted in a one time special assessment to all SAIF insured institutions equivalent to
 .657% of total assessable deposits as of March 31, 1995. This one time assessment amounted to $955,000 for our Company, or $577,000 on an after tax basis. Had this assessment not been incurred, the net income for the year would have been $l.5 million or $.76 per share. This assessment will result in a reduction in future insurance premiums and is expected to result in a payback period of approximately 3.6 years.

       In April and May of 1996, the Company repurchased over 103,000 shares of its common stock. This activity resulted in a reduction of the total shares outstanding., an improvement in the book value of the remaining outstanding shares and had a positive impact on our return on equity. In addition, I am sure you are aware of the payment of our initial dividend in August, 1996 in the amount of $.06 per outstanding share. These events are part of our systematic approach to enhancing the long term value of your investment in our Company.

       It has indeed been a year of change. The following pages of this report provide more details about the past year's results. Management will remain vigilant in our effort to identify additional opportunities to serve the financial needs of our community effectively and profitably. We are committed to growing the long term value of your investment in a prudent, intelligent fashion. We appreciate the confidence you have shown in MFB Corp. and we will continue to operate the Company in an effort to reward that confidence.





                                           /s/ Charles J. Viater
                                           Charles J. Viater
                                           President and Chief Executive Officer

                SELECTED CONSOLIDATED FINANCIAL DATA OF
                       MFB CORP. AND SUBSIDIARY

The following selected consolidated financial data of MFB Corp. and its subsidiary is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements, including notes thereto, included elsewhere in this Annual Report.


                                                                  At September 30,
                                                                   (In Thousands)
                                              1996         1995         1994         1993         1992
                                            --------     --------     --------     --------     --------
Summary of Financial Condition:
Total assets                                $225,809     $187,065     $183,753     $168,581     $164,554
Loans receivable, net                        152,052      121,181      115,297      108,212      112,226
Cash and cash equivalents                      1,734        7,454        6,153       20,820        7,888
Securities                                    68,099       53,293       56,107       16,624       21,714
Interest-bearing time deposits in other
  financial institutions                         495        1,880        3,365       20,469       20,108
Deposits                                     158,964      144,552      143,604      149,220      146,681
FHLB advances                                 24,500           --           --           --           --
Shareholders' equity                          37,599       37,999       37,705       16,964       15,677




                                                               Years Ended September 30,
                                                                   (In Thousands)
                                             1996          1995          1994          1993           1992
                                           --------      --------      --------      --------       --------
Summary of Operating Results:
Interest income                            $ 14,182      $ 12,383      $ 11,545      $ 11,931       $ 13,684
Interest expense                              8,057         6,788         6,019         6,559          8,445
                                           --------      --------      --------      --------       --------
     Net interest income                      6,125         5,595         5,526         5,372          5,239
Provision for loan losses                        30            30            30           192             27
                                           --------      --------      --------      --------       --------
     Net interest income after
       provision for
       loan losses                            6,095         5,565         5,496         5,180          5,212
Noninterest income
     Insurance commissions                      127           128           127           126            133
     Net gain from sales of securities            3            --            --            10             --
     Other                                      232           189           151           159            160
                                           --------      --------      --------      --------       --------
         Total noninterest income               362           317           278           295            293
Noninterest expense
     Salaries and employee benefits           2,153         2,336         1,969         1,600          1,483
     Occupancy and equipment expense            422           406           379           378            409
     SAIF deposit insurance premium           1,291           332           341           280            321
     Other expense                              969           753           666           621            580
                                           --------      --------      --------      --------       --------
         Total noninterest expense            4,835         3,827         3,355         2,879          2,793
Income before income
  taxes and cumulative
  effect of change in
  accounting principles                       1,622         2,055         2,419         2,596          2,712
Income tax expense                              647           819           887         1,121          1,011
                                           --------      --------      --------      --------       --------
Income before cumulative effect
  of change in accounting principles            975         1,236         1,532         1,475          1,701
Cumulative effect of change in
  accounting for income taxes                    --            --            --          (188)            --
                                           --------      --------      --------      --------       --------
     Net income                            $    975      $  1,236      $  1,532      $  1,287       $  1,701
                                           ========      ========      ========      ========       ========

Supplemental Data:
Return on assets (1)                            .49%          .67%          .86%          .77%          1.04%
Return on equity (2)                           2.61          3.25          5.60          7.75          11.30
Interest rate spread (3)                       2.13          2.12          2.57          2.85           2.74
Net yield on average interest-
   earning assets (4)                          3.11          3.10          3.18          3.28           3.26
Dividend pay-out ratio (5)                    12.24            --            --            --             --

Net interest income to
     operating expenses (6)                  126.68        146.20        164.71        186.59         187.58
Equity-to-assets (7)                          16.65         20.31         20.52         10.06           9.53
Average interest-earning assets to
     average interest-bearing
     liabilities                             123.95        126.12        117.61        110.73         109.68
Non-performing assets to total assets           .09           .17           .07           .16            .11
Non-performing loans to total loans             .13           .25           .09           .21            .16
Allowance for loan losses to
     total loans, net                           .22           .26           .24           .23            .05
Allowance for loan losses to
     non-performing loans                    171.72        100.65        261.68        112.11          32.77
Earnings per share (8)                     $    .49      $    .59      $    .43           $--            $--
Earnings per share fully diluted (8)       $    .48      $    .59      $    .43           $--            $--
Dividends declared per share               $    .06           $--           $--           $--            $--
Book value per share                       $  19.05      $  18.29      $  17.24           $--            $--
Number of offices                                 4             4             4             4              4

------------------
(1)      Net income divided by average total assets.
(2)      Net income divided by average total equity.
(3) Interest rate spread is calculated by subtracting average interest rate cost from average interest rate earned.
(4) Net interest income divided by average interest-earning assets.
(5)      Dividends declared per share divided by earnings per share.
(6)      Operating expenses consist of other expenses less taxes.
(7)      Total equity divided by total assets.
(8) Earnings per common and common equivalent share subsequent to conversion.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

          The principal business of the Bank has historically consisted of attracting deposits from the general public and making loans secured by residential and other real estate. The Bank is significantly affected by prevailing economic conditions as well as government policies and regulations concerning, among other things, monetary and fiscal affairs, housing and financial institutions. Deposit flows are influenced by a number of factors, including interest rates paid on competing investments, account maturities and level of personal income and savings. In addition, deposit growth is affected by how customers perceive the stability of the financial services industry amid various current events such as regulatory changes and financing of the deposit insurance fund. Lending activities are influenced by the demand for and supply of housing lenders, the availability and cost of funds and various other items. Sources of funds for lending activities of the Bank include deposits, borrowings, payments on loans and income provided from operations. The Company's earnings are primarily dependent upon the Bank's net interest income, the difference between interest income and interest expense.

         Interest income is a function of the balances of loans and investments outstanding during a given period and the yield earned on such loans and investments. Interest expense is a function of the amount of deposits and borrowings outstanding during the same period and interest rates paid on such deposits and borrowings. The Company's earnings are also affected by the Bank's provisions for loan and real estate losses, service charges, income from subsidiary activities, operating expenses and income taxes.

ASSET/LIABILITY MANAGEMENT

         The Company is subject to interest rate risk to the degree that its interest-bearing liabilities, primarily deposits with short and medium-term maturities, mature or reprice at different rates than its interest-earning assets. Although having liabilities that mature or reprice less frequently on average than assets will be beneficial in times of rising interest rates, such an asset/liability structure will result in lower net income during periods of declining interest rates, unless offset by other factors such as noninterest income.
         A key element of the Company's asset/liability plan is to protect net earnings from changes in interest rates by reducing the maturity or repricing mismatch between its interest-earning assets and rate-sensitive liabilities. The Company's one year interest rate gap has been between a negative 36.01% and a positive 9.14% at the end of each year from September 30, 1992, to September 30, 1996. This assumes that deposit accounts reprice based on assumptions indicated below the following table. The Company's interest rate gap was a negative 36.01% as of September 30, 1996. A negative interest rate gap leaves the Company's earnings vulnerable to periods of rising interests rates because during such periods the interest expense paid on liabilities will generally increase more rapidly than the interest income earned on assets. Conversely, in a falling interest rate environment, the total expense paid on liabilities will generally decrease more rapidly than the interest income earned on assets. A positive interest rate gap would have the opposite effect. The Company's management believes that the Company's interest rate gap in recent periods has generally been maintained within an acceptable range in view of the prevailing interest rate environment.

         The Office of Thrift Supervision (the "OTS") also provides a Net Portfolio Value ("NPV") approach to the measurement of interest rate risk. In essence, this approach calculates the difference between the present value of expected cash flows from assets and the present value of expected cash flows from liabilities, as well as cash flows from off-balance sheet contracts. The difference is the NPV. As of June 30, 1996, (the most recently available data), after a 200 basis point rate change, the Bank's NPV ratio was 13.34%. Management reviews the quarterly OTS measurements on a quarterly basis as the implementation of the Company's interest rate risk policy is done within limits established by the Board of Directors on the amount of change in NPV which is acceptable given certain interest rate changes.

           In addition to monitoring selected measures on NPV, management also monitors effects on net interest income resulting from increases or decreases in rates. This measure is used in conjunction with NPV measures to identify excessive interest rate risk. In managing its asset/liability mix, the Company, depending on the relationship between long and short term interest rates, market conditions and consumer preference, may place somewhat greater emphasis on maximizing its net interest margin than on strictly matching the interest rate sensitivity of its assets and liabilities. Management believes that the increased net income which may result from an acceptable mismatch in the actual maturity or repricing of its asset and liability portfolios can, during periods of declining or stable interest rates, provide sufficient returns to justify the increased exposure to sudden and unexpected increases in interest rates which may result from such a mismatch. Management believes that the Company's level of interest rate risk is acceptable under this approach as well.

         The following table illustrates the projected maturities and repricing of the major consolidated asset and liability categories of the Company as of September 30,1996. Maturity and repricing dates have been projected by applying the assumptions set forth below to contractual maturity, call dates and repricing dates. The information presented in the following table is derived from data maintained by the Company and is not adjusted for prepayments. Since most of the loans are adjustable rate loans which are due to reprice within five years or less, management feels that loan prepayments will not have a significant impact on the results of the table below.


                                                                                  At September 30, 1996
                                                                               maturing or Repricing Within
                                                ---------------------------------------------------------------------------------
                                                  Less                        6 Months                                      5 to
                                                 Than 3          3 to 6          to         1 to 3         3 to 5            10
                                                 Months          Months        1 Year        Years          Years           Years
                                                 ------          ------        ------        -----          -----           -----
Adjustable rate mortgages                       $ 16,671       $ 12,613       $ 35,427      $ 33,223      $ 16,551       $ 15,851
Fixed rate mortgages                                   4             11             10           202           625          1,787
Equity Loans                                       3,522             --             --            --            91            177
Financing leases                                      --             --             37            --           190            898
Consumer loans                                        22             17             35             9            --             --
Securities                                        15,509          6,038          5,789        13,515         1,838             --
Mortgage-backed securities                         4,537             --             --         5,013            --             --
Interest -earning time deposits                      297            198
Stock in FHLB of Indianapolis
Deferred loan fees                                   (16)           (14)           (22)           (9)           (15)          (21)
Loans in process                                    (441)           (12)            (9)         (402)          (420)         (269)
                                                  40,105         18,851         41,267        51,551         18,860        18,423
                                                  ------         ------         ------        ------         ------        ------
Interest-bearing Liabiliites
Certificates of deposit                           25,426         20,163         39,940        32,923          3,466           325
Savings acoounts                                   9,695             --             --            --             --            --
NOW and money market accounts                     25,085             --             --            --             --            --
 FHLB advances                                    15,000          1,000             --         8,500             --            --
                                                  ------         ------         ------        ------          -----           ---
                                                  75,206         21,163         39,940        41,423          3,466           325
                                                  ------         ------         ------        ------          -----           ---
Excess (deficiency) of interest-earning
assets over interest bearing liabilities         (35,101)        (2,312)         1,327        10,128         15,394        18,098
                                                 =======         ======          =====        ======         ======        ======

Cumulative excess (deficiency) of
 interest-earning assets over interest
 bearing liabilities                             (35,101)       (37,413)       (36,086)      (25,958)      (10,564)         7,534
Cumulative interest rate gap to total
 interest-earning assets                          -87.52%        -63.46%        -36.01%       -17.10%        -6.19%          3.99%
Off balance sheet assets (1)                       2,771          7,303          2,994           402           727          6,625

                                                   At September 30, 1996
                                                maturing or Repricing Within
                                           -------------------------------------
                                             10 to
                                              20          Over 20
                                             Years         Years        Total
                                             -----         -----        -----
Adjustable rate mortgages                       $---        $---       $130,336
Fixed rate mortgages                         13,448        3,372         19,459
Equity Loans                                     --           --          3,790
Financing leases                                 --           --          1,125
Consumer loans                                   --           --             83
Securities                                       --           --         42,689
Mortgage-backed securities                    5,007        9,517         24,074
Interest -earning time deposits                                             495
Stock in FHLB of Indianapolis                              1,336          1,336
Deferred loan fees                             (180)        (163)          (440)
Loans in process                               (408)          --         (1,961)
                                             17,867       14,062        220,986
                                             ------       ------        -------
Interest-bearing Liabiliites
Certificates of deposit                          --           --        122,243
Savings acoounts                                 --           --          9,695
NOW and money market accounts                    --           --         25,085
FHLB advances                                    --           --         24,500
                                             ------       ------        -------
                                                 --           --        181,523
                                             ------       ------        -------

Excess (deficiency) of interest-earning
assets over interest bearing liabilities     17,867       14.062         39,463
                                             ======       ======         ======

Cumulative excess (deficiency) of
 interest-earning assets over interest
 bearing liabilities                         25,401       39,463         39,463
 Cumulative interest rate gap to total
 interest-earning assets                      12.28%       17.86%         17.86%
Off balance sheet assets (1)                    408           --         21,230
-----------
(1)   Includes loan commitments and loans in process

         It is assumed that fixed maturity deposits are not withdrawn prior to maturity, that other deposits are withdrawn or reprice in three months or less due to the likelihood that such deposits will reprice in the event of significant changes in the overall level of interest rates available in the marketplace and that callable securities are repricing at the call date.

         In evaluating the Company's exposure to interest rate movements, certain shortcomings inherent in the method of analysis presented in the foregoing table must be considered. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in interest rates. Additionally, certain assets, such as ARM's, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a significant change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed above. Finally, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase. The Company considers all of these factors in monitoring its exposure to interest rate risk.

         The adjustable rate first mortgage loans the Bank holds in its portfolio are primarily indexed to the National Median Cost of Funds and interest rate adjustments on these loans may lag behind changes in market rates. At September 30,1996, these loans totaled $130.3 million, or 84.2% of the Bank's total loan portfolio. In August, 1996 the Bank began originating adjustable rate mortgage loans using the One Year Treasury Index. As a general rule, market rate adjustments on loans indexed to the National Median Cost of Funds lag behind changes in market rates due to the fact that the index is tied to variables that may not reprice on a basis as quickly as market rates (e. g., the One Year Treasury). In a period of rising interest rates, the Bank's adjustable rate residential loans may not adjust upward as quickly as market rates thereby adversely affecting the Company's net interest income. Conversely, in a period of declining interest rates, the Bank's adjustable rate residential loans may not adjust downward as quickly as market rates thereby positively affecting the Company's net interest income. In any case, such adjustments may be limited by loan terms which restrict changes in interest rates on a short-term basis and over the life of the loan.


AVERAGE BALANCE SHEETS
         The following are the average balance sheets for the years ended September 30:

                                                                        1996            1995             1994
                                                                       Average         Average          Average
                                                                     Outstanding     Outstanding      Outstanding
                                                                       Balance         Balance          Balance
                                                                       -------         -------          -------
Assets:                                                                            (In thousands)
Interest-earning assets:
     Interest-bearing deposits                                     $       6,709    $      7,995    $     24,117
     Securities (1)                                                       35,392          39,841          27,093
     Mortgage-backed securities (1)                                       19,717          12,558          10,698
     Loans receivable (2)                                                133,670         118,735         110,540
     Stock in FHLB of Indianapolis                                         1,303           1,223           1,149
                                                                   -------------    ------------    ------------
         Total interest-earning assets                                   196,791         180,352         173,597
Non-interest earning assets, net
  of allowance for loan losses                                             3,792           3,517           3,546
                                                                   -------------    ------------    ------------

              Total assets                                         $     200,583    $    183,869    $    177,143
                                                                   =============    ============    ============

Liabilities and shareholders' equity:
Interest-bearing liabilities:
     Savings accounts                                              $       9,746    $      9,774    $      9,646
     NOW and money market accounts                                        26,006          26,672          30,662
     Certificates of deposit                                             113,570         106,556         107,294
     FHLB borrowings                                                       9,625               -               -
                                                                   -------------    ------------    ------------
         Total interest-bearing liabilities                              158,947         143,002         147,602

Other liabilities                                                          4,229           2,838           2,200
                                                                   -------------    ------------    ------------
     Total liabilities                                                   163,176         145,840         149,802

     Shareholders' equity
         Common stock                                                     19,064          20,527          10,524
         Retained earnings                                                19,718          19,117          17,802
         Less common stock acquired by:
              Employee stock ownership plan                               (1,007)         (1,208)           (675)
              Recognition and retention plans                               (235)           (407)           (310)
              Unrealized gain (loss) on securities
                available for sale                                          (133)              -               -
                                                                   -------------    ------------    ------------
         Total shareholders' equity                                       37,407          38,029          27,341
                                                                   -------------    ------------    ------------

         Total liabilities and shareholders' equity                $     200,583    $    183,869    $    177,143
                                                                   =============    ============    ============

------------
(1) Average outstanding balance reflects unrealized gain (loss) on securities available for sale.
(2)  Total loans less deferred net loan fees and loans in process.

INTEREST RATE SPREAD

         The following table sets forth the average effective interest rate earned by the Company on its consolidated loan and investment portfolios, the average effective cost of the Company's consolidated deposits and FHLB borrowings, the interest rate spread of the Company, and the net yield on average interest-earning assets for the periods presented. Average balances are based on daily average balances.

                                                  Year ended September 30,
                                                  1996      1995      1994
                                                  ----      ----      ----
Average interest rate earned on:
   Interest-earning deposits                      6.29%     6.03%     3.82%
   Securities(l)                                  6.17%     5.77%     5.53%
   Mortage-backed securities(l)                   6.15%     5.51%     5.48%
   Loans receivable                               7.67%     7.42%     7.67%
   Stock in FHLB of Indianapolis                  7.90%     7.60%     5.22%
      Total interest-earning assets               7.20%     6.87%     6.65%

Average interst rate of:

   Savings accounts                               2.77%     2.80%     2.75%
   NOW and money market accounts                  3.12%     3.24%     2.65%

   Certificates of depoist                        5.68%     5.30%     4.61%
   FHLB advances                                  5.50%      ---       ---
      Total interst-bearing liabilities           5.07%     4.75%     4.08%

Interst rate spread (2)                           2.13%     2.12%     2.57%
Net yield on interest-eaming assets (3)           3.11%     3.10%     3.18%
---------------
(1)      Yield is based on amortized cost without adjustment for unrealized gain
         (loss) on securities available for sale

(2) Interest rate spread is calculated by subtracting the average interest rate cost from the average interest rate earned for the period indicated.

(3) The net yield on average interest-earning assets is calculated by dividing net interest income by the average interest-earning assets for the period indicated.

The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected the Company's consolidated interest income and expense during the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to (1) changes in rate (i.e., changes in rate multiplied by old volume) and (2) changes in volume (i.e., changes in volume multiplied by old rate). Changes attributable to both rate and volume have been allocated proportionally to the change due to volume and the change due to rate.


                                                                               Increase (Decrease) in
                                                                                Net Interest Income
                                                                 ------------------------------------------------
                                                                   Total Net           Due to            Due to
                                                                    Change              Rate             Volume
                                                                 -----------       -----------       ------------
                                                                                    (In thousands)
Year ended September 30, 1996 compared
  to year ended September 30, 1995
      Interest-earning assets
         Interest-bearing deposits                               $       (60)      $        20       $        (80)
         Securities                                                     (114)              154               (268)
         Mortgage-backed securities                                      533                97                436
         Loans receivable                                              1,430               293              1,137
         Stock in FHLB of Indianapolis                                    10                 4                  6
                                                                 -----------       -----------       ------------
             Total                                                     1,799               568              1,231

      Interest-bearing liabilities
         Savings accounts                                                 (4)               (3)                (1)
         NOW and money market accounts                                   (52)              (31)               (21)
         Certificates of deposit                                         796               411                385
         FHLB borrowings                                                 529                 -                529
                                                                 -----------       -----------       ------------
             Total                                                     1,269               377                892
                                                                 -----------       -----------       ------------

Change in net interest income                                    $       530       $       191       $        339
                                                                 ===========       ===========       ============




                                                                             Increase (Decrease) in
                                                                              Net Interest Income
                                                                   Total Net           Due to            Due to
                                                                    Change              Rate             Volume
                                                                 -----------       -----------       ------------
                                                                                    (In thousands)
Year ended September 30, 1995 compared
  to year ended September 30, 1994
      Interest-earning assets
         Interest-bearing deposits                               $      (440)      $       367       $       (807)
         Securities                                                      802                69                733
         Mortgage-backed securities                                      106                 4                102
         Loans receivable                                                337              (278)               615
         Stock in FHLB of Indianapolis                                    33                29                  4
                                                                 -----------       -----------       ------------
             Total                                                       838               191                  647

      Interest-bearing liabilities
         Savings accounts                                                  9                 5                  4
         NOW and money market accounts                                    50               164               (114)
         Certificates of deposit                                         710               744                (34)
                                                                 -----------       -----------       ------------
             Total                                                       769               913                (144)
                                                                 -----------       -----------       -------------

Change in net interest income                                    $        69       $      (722)      $        791
                                                                 ===========       ===========       ============

COMPARISON OF FISCAL YEARS ENDED SEPTEMBER 30,1996 AND SEPTEMBER
30, 1995.

         Consolidated net income for the Company for the year ended September 30,1996 was $975,000 compared to $1.2 million for the same period in 1995. The decrease of $261,000 resulted primarily from a one time special assessment to recapitalize the Savings Association Insurance Fund ("SAIF") of $955,000, partially offset by a $530,000 increase in net interest income from $5.6 million in 1995 to $6.1 million in 1996 and a $172,000 decrease in income tax expense. Had the special assessment not been incurred, net income for the year ended September 30, 1996 would have amounted to $1.6 million.

         The increase in net interest income was due to increases in both the volume of interest-earning assets and higher rates earned which was partially offset by increases in the volume of interest-bearing liabilities and rates paid. The average rate paid on interest-bearing liabilities increased 32 basis points from 4.75% in 1995 to 5.07% in 1996, while the yield on interest-earning assets increased 33 basis points from 6.87% in 1995 to 7.20% in 1996. As a result, the interest rate spread increased one basis point from 2.12% in 1995 to 2.13% in 1996.

         As of September 30, 1996 net loans were $152.1 million, $30.9 million more than net loans of $121.2 million as of September 30, 1995. Deposits increased $14.4 million to $159.0 million as of September 30, 1996 from $144.6 million as of September 30, 1995.

         Cash and cash equivalents decreased $5.8 million from $7.5 million as of September 30, 1995 to $1.7 million as of September 30, 1996 primarily as a result of a $5.4 million decrease in interest-bearing time deposits in other financial institutions.

         The securities portfolio consists of government, government agency and mortgage-related securities. Several changes occurred in this portfolio during the year ended September 30,1996. In November, 1995, the Financial Accounting Standards Board ("FASB") issued a special report, A Guide to Implementation of SFAS No.115 on Accounting for Certain Investments in Debt and Equity Securities ("Guide"). As permitted by the Guide, on November 30, 1995, the Company made a one-time reassessment and transferred securities from the held-to-maturity portfolio to the available-for-sale portfolio. At the date of transfer, these securities had an amortized cost of $47.9 million, and the transfer increased the unrealized appreciation on securities available-for-sale by $196,000 and increased shareholders' equity by $119,000 net of tax of $77,000. In addition, during the year ended September 30, 1996, the Company adopted a capital leveraging strategy that involved the purchase of mortgage related and other securities funded primarily with Federal Home Loan Bank ("FHLB") advances. This leveraging portfolio represented $26.6 million of the total securities portfolio at September 30, 1996. As of September 30, 1996 the total securities portfolio amounted to $66.8 million, an increase of $14.8 million from $52.0 million at September 30, 1995. This increase is primarily related to the $26.6 million increase in the leveraging portfolio, partially offset by net sales and maturities of other securities of $11.8 million during the year.

         The $30.9 million increase in net loans was funded primarily from the $14.4 million increase in deposits, the $5.8 million decrease in cash and cash equivalents and the $11.8 million decrease in securities discussed above.
         Total liabilities increased $39.1 million from $149.1 million as of September 30, 1995 to $188.2 million as of September 30, 1996 primarily due to the $14.4 million increase in deposits and a $24.5 million increase in FHLB borrowings used to fund the leveraged securities portfolio.

         Total shareholders' equity decreased $400,000 from $38.0 million as of September 30, 1995 to $37.6 million as of September 30, 1996. The decrease was primarily attributable to the repurchase of the Company's common stock during the year in the amount of $1.5 million, partially offset by net income of $975,000 for the year ended September 30, 1996.

         The book value of MFB Corp. Common stock, based on the actual number of shares outstanding at each period, increased from $18.29 as of September 30, 1995 to $19.05 as of September 30, 1996.

         Interest income increased $1.8 million during the year ended September 30, 1996 compared to the same period one year ago. The increase was primarily related to increased volumes of loans receivable and mortgage-backed securities partially offset by a decrease in the volume of lower yielding interest-bearing deposits and securities. A general increase in rates also contributed to the increase. Interest expense increased $1.3 million during the most recently reported twelve month period primarily as a result of increased volumes of certificates of deposit and FHLB borrowings. Increased rates paid on certificates of deposit also contributed to the interest expense increase. Net interest income increased $530,00 for the year ended September 30, 1996 compared to the year ended September 30, 1995.

         Noninterest income increased from $317,000 for the year ended September 30, 1995 to $362,000 for the twelve months ended September 30, 1996. The increase was primarily due to increased fee income related to demand deposit accounts. Non-interest expense increased to $4.8 million for the year ended September 30, 1996 from $3.8 million for the same period last year. This increase is primarily related to the one time special assessment to recapitalize the SAIF of $955,000.

COMPARISON OF FISCAL YEARS ENDED SEPTEMBER 30,1995 AND SEPTEMBER
30,1994.

         Consolidated net income for the Company for the year ended September 30, 1995 was $1.2 million compared to $1.5 million for the same period in 1994. The decrease of $296,000 resulted primarily from a $472,000 increase in noninterest expense from $3.4 million to $3.8 million for the comparative twelve month periods, which was partially offset by a $69,000 increase in net interest income and a $68,000 decrease in income tax expense.

         As of September 30, 1995, net loans receivable were $121.2 million, $5.9 million more than net loans of $115.3 million as of September 30, 1994. Deposits increased $947,000 to $144.6 million as of September 30, 1995 from $143.6 million as of September 30, 1994.

         Cash and cash equivalents increased $1.3 million from $6.2 million as of September 30, 1994 to $7.5 million as of September 30, 1995 as a result of increasing the interest-bearing deposits in other financial institutions from $4.3 million to $5.4 million during the same period.

         Total liabilities increased $3.1 million from $146.0 million as of September 30, 1994 to $149.1 million as of September 30, 1995 primarily due to the September, 1995 commitments to purchase $2.0 million in securities with settlement dates in

October, 1995. As a result of these security transactions, accrued expenses and other liabilities increased from $244,000 as of September 30, 1994 to $2.3 million as of September 30, 1995.

         Total shareholders' equity increased from $37.7 million as of September 30, 1994 to $38.0 million as of September 30, 1995. This increase was primarily attributable to the $1.2 million in net income for the year ended September 30, 1995, along with the amortization of $250,000 relative to the recognition and retention plans contra equity account and $300,000 relative to the contribution to fund the Employee Stock Ownership Plan (ESOP) and market adjustment of ESOP shares. Offsetting these increases was the purchase and retirement of 109,361 shares of common stock for $1.5 million.

         The book value of MFB Corp. Common stock, based on the actual number of shares outstanding at each period, increased from $17.24 as of September 30, 1994 to $18.29 as of September 30, 1995.

         As the $20.3 million in net proceeds from the March, 1994 stock conversion was used primarily to purchase securities, $2.3 million in interest income was generated from securities, excluding mortgage-backed securities, for the year ended September 30, 1995 versus $1.6 million for the year ended September 30, 1994, an $802,000 increase for the comparative periods. Also contributing to the $838,000 total interest income increase from $11.5 million for the year ended September 30, 1994 to $12.4 million for the year ended September 30, 1995 was the increase in the volume of loans receivable and decrease in the volume of lower yielding interest-bearing deposits in other financial institutions.

         Total noninterest expense increased $472,000 from $3.4 million for the year ended September 30, 1994 to $3.8 million for the year ended September 30, 1995. The increase was primarily due to a $367,000 increase in salaries and employee benefits. Higher legal and auditing fees associated with the conversion to a stock savings bank, and costs incurred in the search for a successor CEO, also contributed to increasing noninterest expense for the comparable periods.

BIF/SAIF FUND RESOLUTION

         On September 30, 1996, the president signed into law a bill that included a measure to recapitalize the Savings Association Insurance Fund ("SAIF") with a one-time special assessment. The Company accrued the expense for this one-time assessment as of September 30, 1996 in the amount of $955,000, or
65.7 basis points of the Bank's deposits at March 31, 1995. Beginning January 1, 1997 the regular insurance premium decreases from 23 basis points to 6.4 basis points. Based on deposits at September 30, 1996 annualized insurance premiums will decreases approximately $264,000 from $366,000 to $102,000, resulting in a
3.6 year recovery period for the special assessment.

LIQUIDITY AND CAPITAL RESOURCES

         A standard measure of liquidity for savings associations is the ratio of cash and eligible investments to a certain percentage of net withdrawable savings and borrowings due within one year. The minimum required ratio is currently set by OTS regulation at 5%, of which at least 1% must be comprised of short-term investments (i.e., generally with a term of less than one year). At September 30, 1996, the Bank's liquidity ratio was 26.3% and the short-term liquidity ratio was 5.3%. Therefore, the Bank's liquidity is well above the minimum regulatory requirements.

         Changes in the Bank's liquidity occur as a result of its operating, investing and financing activities. These activities are discussed below for the years ended September 30, 1996, 1995 and 1994.

         Liquidity relates primarily to the Company's ability to fund loan demand, meet deposit customers' withdrawal requirements and provide for operating expenses. Assets used to satisfy these needs consist of cash, deposits with other financial institutions, overnight interest-bearing deposits in other financial institutions, interest-bearing time deposits in other financial institutions and securities, excluding FHLB stock. These assets are commonly referred to as liquid assets. Liquid assets totaled $69.0 million as of September 30, 1996 compared to $61.4 million as of September 30, 1995 and $64.4 million as of September 30, 1994. The $7.6 million increase in liquidity from September 30, 1995 to September 30, 1996 was primarily due to a $14.7 million increase in securities, partially offset by a $5.4 million decrease in short term interest-bearing deposits in other financial institutions. Management believes the liquidity level of $69.0 million as of September 30, 1996 is sufficient to meet anticipated future loan growth.

         Liquidity levels decreased $3.0 million from September 30, 1994 to September 30, 1995 due to a $1.5 million decrease in interest-bearing time deposits in other financial institutions, a $1.6 million decrease in securities, a $1.2 million decrease in mortgage-backed securities and a $1.3 million increase in cash and cash equivalents. This decrease in liquidity, along with increased customer deposits, was primarily used to fund a $5.9 million increase in net loans during that year.

         Short-term borrowings or long-term debt may be used to compensate for reduction in other sources of funds such as deposits and to assist in asset/liability management. The Bank has historically not borrowed significant amounts. However, during the year ended September 30, 1996 the Bank instituted a capital leveraging strategy that involved the purchase of earning assets funded primarily with FHLB borrowings. As of September 30, 1996, total FHLB borrowings amounted to $24.5 million, all of which were used as part of this strategy. The Bank has commitments to fund loan originations with borrowers totaling $21.2 million at September 30, 1996. In the opinion of management, the Company has sufficient cash flow to meet current and anticipated loan funding commitments, deposit customer withdrawal requirements and operating expenses. There were no short-term borrowings or long-term debt as of September 30, 1995.

         The cash flow statements provide an indication of the Company's sources and uses of cash as well as an indication of the ability of the Company to maintain an adequate level of liquidity. A discussion of the changes in the cash flow statements for the years ended September 30, 1996, 1995 and 1994 follows.
         During the year ended September 30, 1996, net cash decreased $5.8 million from $7.5 million at September 30, 1995 to $1.7 million at September 30, 1996.

         The Company experienced a net increase in cash from operating activities of $2.2 million during the year that was primarily attributable to net income as adjusted for accrual basis accounting. The $44.9 million net decrease in cash from investing activities for the year ended September 30, 1996 was primarily related to the net increase in loans of $30.9 million and net purchases of securities of $15.2 million.

         Financing activities generated net cash of $37.0 million for the year ended September 30, 1996. The net cash was provided primarily from $24.5 million in new FHLB borrowings and a $14.4 million increase in net deposits, partially offset by the use of $1.5 million to repurchase the Company's stock during the year.

         For the year ended September 30, 1995, net cash increased $1.3 million from $6.2 million at September 30, 1994 to $7.5 million at September 30, 1995. Net cash from operating activities totaled $3.8 million. Of this amount, $2.0 million was related to the September, 1995 commitment to purchase securities (settlement October, 1995), thereby increasing accrued expenses and other liabilities for 1995. The remaining $1.8 million increase for the year ended September 30, 1995 was a result of net income as adjusted for accrual basis accounting.

         The Company experienced a $2.0 million net decrease in cash from investing activities for the year ended September 30, 1995. This decrease in cash resulted primarily from the net increase in loans exceeding the net decrease in securities and interest-bearing time deposits in other financial institutions.

         The Company also experienced a $461,000 net decrease in cash from financing activities for the year ended September 30, 1995, as the purchases and retirement of $1.5 million of MFB Corp. common stock exceeded the net increases in deposits and advance payments by borrowers for taxes and insurance.

         As of September 30, 1996 management is not aware of any current recommendations by regulatory authorities which, if they were to be implemented, would have, or are reasonably likely to have, a material adverse effect on the Company's liquidity, capital resources or operations.

CURRENT ACCOUNTING ISSUES

         Several new accounting standards have been issued by the FASB that will apply for the year ending September 30, 1997. SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of, requires a review of long-term assets for impairment of recorded value and resulting write-downs if the value is impaired. SFAS No. 122, Accounting for Mortgage Servicing Rights, requires recognition of an asset when servicing rights are retained on in-house originated loans that are sold. SFAS No. 123, Accounting for Stock- Based Compensation, encourages, but does not require, entities to use "fair value based methods to account for stock-based compensation plans and requires disclosure of the pro forma effect on the net income and on earnings per share had the accounting been adopted. SFAS No. 125, Accounting for Transfer and Servicing of Financial Assets and Extinguishment of Liabilities, provides accounting and reporting standard for transfers and servicing of financial assets and extinguishments of liabilities when extinguished. SFAS No. 125 also supersedes SFAS No. 122, and requires that servicing assets and liabilities be subsequently measured by amortization in proportion to and over the period of estimated net servicing income or loss and requires assessment for asset impairment or increased obligation based on their fair values. SFAS No. 125 applies to transfers and extinguishments occurring after December 31, 1996, and early or retroactive application is not permitted. These statements are not expected to have a material effect on the Company's consolidated financial position or results of operation.



IMPACT OF INFLATION

         The audited consolidated financial statements presented herein have been prepared in accordance with generally accepted accounting principles. These principles require measurement of financial position and operating results in terms of historical dollars (except for securities available for sale which are reported at fair market value), without considering changes in the relative purchasing power of money over time due to inflation.

         The primary assets and liabilities of the Bank are monetary in nature. As a result, interest rates have a more significant impact on the Company's performance than the effects of general levels of inflation. Interest rates, however, do not necessarily move in the same direction or with the same magnitude as the price of good and services, since such prices are affected by inflation.

         In periods of rapidly rising interest rates, the liquidity and maturity structures of the Company's assets and liabilities are critical to the maintenance of acceptable performance levels. For a discussion of the Company's continuing efforts to reduce its vulnerability to changes in interest rates, see "Asset/Liability Management".

         The principal effect of inflation, as distinct from levels of interest rates, on earnings is in the area of noninterest expense. Such expense items as employee compensation employee benefits, and occupancy and equipment costs may be subject to increases as a result of inflation. An additional effect of inflation is the possible increase in the dollar value of the collateral securing loans made by the Bank. Management is unable to determine the extent, if any, to which properties securing the Bank's loans have appreciated in dollar value due to inflation.

                         REPORT OF INDEPENDENT AUDITORS



Board of Directors
MFB Corp.
Mishawaka, Indiana


We have audited the accompanying consolidated balance sheets of MFB Corp. as of September 30, 1996 and 1995 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years ended September 30, 1996, 1995 and 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MFB Corp. as of September 30, 1996 and 1995, and the results of its operations and its cash flows for the years ended September 30, 1996, 1995 and 1994 in conformity with generally accepted accounting principles.

As discussed in Note 1, effective October 1, 1994, the Company adopted the provisions of Statement of Financial Accounting Standards No. 115 and changed its method of accounting for its Employee Stock Ownership Plan to conform to new accounting guidance.




                                             /s/ Crowe, Chizek and Company LLP
                                             Crowe, Chizek and Company LLP
South Bend, Indiana
November 4, 1996

                            MFB CORP. AND SUBSIDIARY


                           CONSOLIDATED BALANCE SHEETS
                           September 30, 1996 and 1995



                                                                                   1996                 1995
                                                                                   ----                 ----
ASSETS
Cash and due from financial institutions                                     $       1,734,388    $       2,063,229
Interest-bearing deposits in other financial
  institutions - short-term                                                                  -            5,390,822
                                                                             -----------------    -----------------
     Cash and cash equivalents                                                       1,734,388            7,454,051
Interest- bearing time deposits in other financial institutions                        495,000            1,880,000
Securities available for sale                                                       66,762,558                    -
Securities held to maturity (fair value: 1995 - $51,704,000)                                 -           52,022,355
Federal Home Loan Bank (FHLB) stock, at cost                                         1,336,100            1,270,800
Loans receivable, net of allowance for loan losses of
  $340,000 in 1996 and $310,000 in 1995                                            152,052,092          121,181,162
Accrued interest receivable                                                            818,014              818,108
Premises and equipment, net                                                          1,969,264            1,976,527
Other assets                                                                           641,707              462,236
                                                                             -----------------    -----------------

     Total assets $                                                          $     225,809,123    $     187,065,239
                                                                             =================    =================

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
     Noninterest-bearing demand deposits                                     $       1,942,145    $         743,000
     Savings, NOW and MMDA deposits                                                 34,779,548           34,687,208
     Other time deposits                                                           122,242,796          109,121,562
                                                                             -----------------    -----------------
         Total deposits                                                            158,964,489          144,551,770
     FHLB advances                                                                  24,500,000                    -
     Advances from borrowers for taxes and insurance                                 1,864,427            2,169,578
     Accrued expenses and other liabilities                                          2,880,838            2,345,293
                                                                             -----------------    -----------------
         Total liabilities                                                         188,209,754          149,066,641

Shareholders' equity
     Common stock, no par value, 5,000,000
       shares authorized; shares issued
       and outstanding:  1996 - 1,973,980; 1995 - 2,077,873                         18,316,651           19,656,664
     Retained earnings - substantially restricted                                   20,588,797           19,732,086
     Net unrealized depreciation on securities available
       for sale, net of tax benefit of $144,252 in 1996                               (219,928)                   -
     Unearned Employee Stock Ownership Plan (ESOP) Shares                             (893,651)          (1,100,000)
     Unearned Recognition and Retention Plan (RRP) Shares                             (192,500)            (290,152)
                                                                             -----------------    -----------------
         Total shareholders' equity                                                 37,599,369           37,998,598
                                                                             -----------------    -----------------

              Total liabilities and shareholders' equity                     $     225,809,123    $     187,065,239
                                                                             =================    =================

--------------------------------------------------------------------------------
The accompanying notes are an integral part of these consolidated financial statements.

                            MFB CORP. AND SUBSIDIARY


                        CONSOLIDATED STATEMENTS OF INCOME
                  Years ended September 30, 1996, 1995 and 1994



                                                                 1996                1995                1994
                                                                 ----                ----                ----
Interest income
     Loans receivable
         Mortgage loans                                     $     9,956,394     $     8,780,654    $      8,452,229
         Consumer and other loans                                   182,177              35,433              26,506
         Financing leases and commercial loans                      107,321                   -                   -
     Securities - taxable                                         3,514,380           3,085,427           2,143,983
     Other interest-earning assets                                  421,984             482,044             922,372
                                                            ---------------     ---------------    ----------------
                                                                 14,182,256          12,383,558          11,545,090
Interest expense
     Deposits                                                     7,528,321           6,788,376           6,019,113
     FHLB advances                                                  529,025                   -                   -
                                                            ---------------     ---------------    ----------------
                                                                  8,057,346           6,788,376           6,019,113

Net interest income                                               6,124,910           5,595,182           5,525,977

Provision for loan losses                                            30,000              30,000              30,000
                                                            ---------------     ---------------    ----------------

Net interest income after provision
  for loan losses                                                 6,094,910           5,565,182           5,495,977

Noninterest income
     Insurance commissions                                          126,819             127,766             126,420
     Net realized gains from sales of securities
       available for sale                                             3,731                   -                   -
     Other income                                                   231,766             189,648             151,349
                                                            ---------------     ---------------    ----------------
                                                                    362,316             317,414             277,769

Noninterest expense
     Salaries and employee benefits                               2,152,656           2,336,230           1,969,110
     Occupancy and equipment expense                                422,388             405,998             378,972
     SAIF deposit insurance premium                               1,291,288             332,175             340,511
     Other expense                                                  968,951             752,635             666,135
                                                            ---------------     ---------------    ----------------
                                                                  4,835,283           3,827,038           3,354,728
                                                            ---------------     ---------------    ----------------

Income before income taxes                                        1,621,943           2,055,558           2,419,018

Income tax expense                                                  646,793             819,452             887,452
                                                            ---------------     ---------------    ----------------

Net income                                                  $       975,150     $     1,236,106    $      1,531,566
                                                            ===============     ===============    ================

Earnings per common and common equiva-
  lent share subsequent to conversion                             $     .49           $     .59           $     .43
Earning per share-assuming full dilution-
  subsequent to conversion                                              .48                 .59                 .43


--------------------------------------------------------------------------------
The accompanying notes are an integral part of these consolidated financial statements.

                            MFB CORP. AND SUBSIDIARY


                      CONSOLIDATED STATEMENTS OF CHANGES IN
                        SHAREHOLDERS' EQUITY Years ended
                        September 30, 1996, 1995 and 1994

                                                                                                            Net Unrealized
                                                                                                             Depreciation
                                                                                                             on Securities
                                                                                                               Available
                                                                                           Retained            For Sale,
                                                                     Common Stock          Earnings           Net of Tax
                                                                     ------------          --------           ----------

Balances at September 30, 1993                                     $              -    $     16,964,414    $            -

Issuance of 2,302,351 shares of common stock                             22,426,665                   -
Purchase and retirement of 115,117 shares of common stock                (1,377,925)                  -
Common stock acquired by ESOP - 140,000 shares                                    -                   -
Common stock acquired by RRP - 70,000 shares                                      -                   -
Effect of contribution to fund ESOP                                               -                   -
Amortization of RRP contribution                                                  -                   -
Net income for the year ended September 30, 1994                                  -           1,531,566
                                                                   ----------------    ----------------    --------------

Balance at September 30, 1994                                            21,048,740          18,495,980

Purchase and retirement of 109,361 shares of common stock                (1,530,486)                  -
Effect of contribution to fund ESOP                                               -                   -
Market adjustment of 22,516 ESOP shares committed to be released             99,592                   -
Amortization of RRP contribution                                                  -                   -
Tax benefit related to employee stock plans                                  38,818                   -
Net income for the year ended September 30, 1995                                  -           1,236,106
                                                                   ----------------    ----------------    --------------



Balance at September 30, 1995                                            19,656,664          19,732,086

Purchase and retirement of 103,893 shares of common stock                (1,499,024)                  -                 -
Net unrealized appreciation on securities available for
  sale, net of tax $77,821 from transfer of securities                            -                   -           118,648
Cash dividends declared - $.06 per share                                          -            (118,439)                -
Effect of contribution to fund ESOP                                               -                   -                 -
Market adjustment of 21,515 ESOP shares committed to be released            117,247                   -                 -
Amortization of RRP contribution                                                  -                   -                 -
Tax benefit related to employee stock plans                                  41,764                   -                 -
Net change in unrealized depreciation on securities
  available for sale, net of tax of ($222,073)                                    -                   -          (338,576)
Net income for the year ended September 30, 1996                                  -             975,150                 -
                                                                   ----------------    ----------------    --------------

Balance at September 30, 1996                                      $     18,316,651    $     20,588,797    $     (219,928)
                                                                   ================    ================    ==============



                                                                                                             Total
                                                                        Unearned          Unearned       Shareholders'
                                                                       ESOP Shares       RRP Shares         Equity
                                                                       -----------       ----------         ------

Balances at September 30, 1993                                      $            -    $          -     $16,964,414

Issuance of 2,302,351 shares of common stock                                     -               -      22,426,665
Purchase and retirement of 115,117 shares of common stock                        -               -      (1,377,925)
Common stock acquired by ESOP - 140,000 shares                          (1,400,000)              -      (1,400,000)
Common stock acquired by RRP - 70,000 shares                                     -        (700,000)       (700,000)
Effect of contribution to fund ESOP                                        100,000               -         100,000
Amortization of RRP contribution                                                 -         159,948         159,948
Net income for the year ended September 30, 1994                                 -               -       1,531,566
                                                                    --------------    ------------     -----------

Balance at September 30, 1994                                           (1,300,000)       (540,052)     37,704,668

Purchase and retirement of 109,361 shares of common stock                        -               -      (1,530,486)
Effect of contribution to fund ESOP                                        200,000               -         200,000
Market adjustment of 22,516 ESOP shares committed to be released                 -               -          99,592
Amortization of RRP contribution                                                 -         249,900         249,900
Tax benefit related to employee stock plans                                      -               -          38,818
Net income for the year ended September 30, 1995                                 -               -       1,236,106
                                                                    --------------    ------------     -----------



Balance at September 30, 1995                                           (1,100,000)       (290,152)     37,998,598

Purchase and retirement of 103,893 shares of common stock                        -               -      (1,499,024)
Net unrealized appreciation on securities available for
  sale, net of tax $77,821 from transfer of securities                           -               -         118,648
Cash dividends declared - $.06 per share                                         -               -        (118,439)
Effect of contribution to fund ESOP                                        206,349               -         206,349
Market adjustment of 21,515 ESOP shares committed to be released                 -               -         117,247
Amortization of RRP contribution                                                 -          97,652          97,652
Tax benefit related to employee stock plans                                      -               -          41,764
Net change in unrealized depreciation on securities
  available for sale, net of tax of ($222,073)                                   -               -        (338,576)
Net income for the year ended September 30, 1996                                 -               -         975,150
                                                                    --------------    ------------      ----------

Balance at September 30, 1996                                       $     (893,651)   $   (192,500)    $37,599,369
                                                                    ==============    ============     ===========


                            MFB CORP. AND SUBSIDIARY


                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years ended September 30, 1996, 1995 and 1994


                                                                    1996             1995              1994
                                                                    ----             ----              ----
Cash flows from operating activities
     Net income                                               $       975,150   $     1,236,106  $     1,531,566
     Adjustments to reconcile net income
       to net cash provided by operating activities
         Depreciation and amortization, net of
           accretion                                                  272,595           315,899          330,675
         Amortization of RRP contribution                              97,652           249,900          159,948
         Provision for loan losses                                     30,000            30,000           30,000
         Net realized gains from sales of
           securities available for sale                               (3,731)                -                -
         Market adjustment of ESOP shares committed
           to be released                                             117,247            99,592                -
         ESOP expense                                                 206,349           200,000          100,000
         Net change in:
              Accrued interest receivable                                  94           (70,836)        (365,179)
              Other assets                                            (44,501)         (301,900)         100,176
              Accrued expenses and other liabilities                  586,591         2,050,282          (65,551)
                                                              ---------------   ---------------  ---------------
                  Total adjustments                                 1,262,296         2,572,937          290,069
                                                              ---------------   ---------------  ---------------
                      Net cash provided by operating
                        activities                                  2,237,446         3,809,043        1,821,635

Cash flows from investing activities
     Net change in interest-bearing time
       deposits in other financial institutions                     1,385,000         1,485,000       17,104,126
     Net change in loans receivable                               (30,900,930)       (5,914,327)      (7,114,736)
     Proceeds from:
         Sales of securities available for sale                    10,212,124                 -                -
         Principal payments of mortgage-backed
           and related securities                                   2,280,597         1,283,272          474,928
         Maturities of securities available for sale               16,697,252                 -                -
         Maturities of securities held to maturity                  4,300,000        14,350,000                -
         Maturities of investment securities                                -                 -       16,300,000
     Purchase of:
         Securities available for sale                            (48,218,517)                -                -
         Securities held to maturity                                 (500,000)      (12,910,926)               -
         Investment securities                                              -                 -      (56,479,171)
         FHLB stock                                                   (65,300)          (95,300)               -
         Premises and equipment, net                                 (137,440)         (244,856)        (170,745)
                                                              ---------------   ---------------  ---------------
              Net cash used in investing activities               (44,947,214)       (2,047,137)     (29,885,598)

--------------------------------------------------------------------------------
The accompanying notes are an integral part of these consolidated financial statements.

                            MFB CORP. AND SUBSIDIARY


                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years ended September 30, 1996, 1995 and 1994


                                                                    1996             1995              1994
                                                                    ----             ----              ----

Cash flows from financing activities
     Proceeds from stock issue, net of conversion
       costs and stock acquired by ESOP and RRP               $             -   $             -       20,326,665
     Purchase of MFB Corp. common stock                            (1,499,024)       (1,530,486)      (1,377,925)
     Net change in deposits                                        14,412,719           947,319       (5,615,081)
     Proceeds from FHLB advances                                   24,500,000                 -                -
     Net change in advances from
       borrowers for taxes and insurance                             (305,151)          122,579           63,005
     Cash dividends paid                                             (118,439)                -                -
                                                              ---------------   ---------------  ---------------
         Net cash provided by (used in) financing
           activities                                              36,990,105          (460,588)      13,396,664
                                                              ---------------   ---------------  ---------------

Net change in cash and cash equivalents                            (5,719,663)        1,301,318      (14,667,299)

Cash and cash equivalents at beginning of period                    7,454,051         6,152,733       20,820,032
                                                              ---------------   ---------------  ---------------

Cash and cash equivalents at end of period                    $     1,734,388   $     7,454,051  $     6,152,733
                                                              ===============   ===============  ===============

Supplemental disclosures of cash flow information
     Cash paid during the year for
         Interest                                             $     7,459,231   $     6,786,274  $     6,019,588
         Income taxes                                                 974,755           883,000
837,119

Supplemental schedule of noncash investing activities Transfer from:
         Investment securities to securities
           held to maturity                                   $             -   $    54,931,715  $             -
         Securities held to maturity to securities
           available for sale                                      47,898,025                 -                -


--------------------------------------------------------------------------------
The accompanying notes are an integral part of these consolidated financial statements.

                            MFB CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1996, 1995 and 1994



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The accompanying consolidated financial statements include the accounts of MFB Corp., Inc. and its wholly-owned subsidiary (together referred to as "the Company"), Mishawaka Federal Savings (the "Bank"), a federal stock savings bank, and Mishawaka Financial Services, Inc., a wholly-owned subsidiary of the Bank. Mishawaka Financial Services, Inc. is engaged in the sale of credit life, general fire and accident, car, home and life insurance as agent for the Bank's customers and the general public. All significant intercompany transactions and balances are eliminated in consolidation.

On November 1, 1996, the Bank changed its name to MFB Financial.

Nature of Business and Concentrations of Credit Risk: The primary source of income for the Company results from granting commercial and residential real estate loans in Mishawaka and the surrounding area. Loans secured by real estate mortgages comprise approximately 99% of the loan portfolio at September 30, 1996 and are primarily secured by residential mortgages. The Company operates primarily in the banking industry which accounts for more than 90% of its revenues, operating income and assets.

Use of Estimates In Preparing Financial Statements: The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period, as well as the disclosures provided. Areas involving the use of estimates and assumptions in the accompanying financial statements include the allowance for loan losses, fair values of securities and other financial instruments, determination and carrying value of impaired loans, the realization of deferred tax assets, and the determination of depreciation of premises and equipment recognized in the Company's financial statements. Actual results could differ from those estimates. Estimates associated with the allowance for loan losses and the fair values of securities and other financial instruments are particularly susceptible to material change in the near term.

Cash and Cash Equivalents: For purposes of reporting cash flows, cash and cash equivalents is defined to include the Company's cash on hand, due from financial institutions and short-term interest-bearing deposits in other financial institutions. The Company reports net cash flows for customer loan transactions, deposit transactions, advances from borrowers for taxes and insurance, and interest-bearing time deposits in other financial institutions.

--------------------------------------------------------------------------------

                            MFB CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1996, 1995 and 1994



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities: On October 1, 1994, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Company now classifies securities into held to maturity, available for sale and trading categories. Held to maturity securities are those which the Company has the positive intent and ability to hold to maturity, and are reported at amortized cost. Available for sale securities are those the Company may decide to sell if needed for liquidity, asset-liability management or other reasons. Available for sale securities are reported at fair value, with unrealized gains and losses included as a separate component of shareholders' equity, net of tax. Trading securities are bought principally for sale in the near term, and are reported at fair value with unrealized gains and losses included in earnings. Adoption of SFAS No. 115 had no impact on the equity of the Company because all investment securities held by the Company were classified as securities held to maturity as of October 1, 1994.

The Financial Accounting Standards Board ("FASB") issued a Special Report, "A Guide to Implementation of SFAS No. 115 on Accounting for Certain Investments in Debt and Equity Securities ("Guide")." As permitted by the Guide, on November 30, 1995, the Company made a one-time reassessment and transferred securities from the held to maturity portfolio to the available for sale portfolio. At the date of transfer, these securities had an amortized cost of $47,898,025, and the transfer increased the unrealized appreciation on securities available for sale by $196,469 and increased shareholders' equity by $118,648, net of tax of $77,821.

Gains and losses on the sale of securities are determined using the specific identification method based on amortized cost and are reflected in results of operations at the time of sale. Interest and dividend income, adjusted by amortization of purchase premium or discount over the estimated life of the security using the level yield method, is included in earnings.

Loans Receivable: Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal balances adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans, and unamortized premiums or discounts on purchased loans.

Premiums or discounts on mortgage loans are amortized to income using the level yield method over the remaining period to contractual maturity, adjusted for anticipated prepayments. Loan fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized as an adjustment to interest income using the interest method.

--------------------------------------------------------------------------------

                            MFB CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1996, 1995 and 1994



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Because some loans may not be repaid in full, an allowance for loan losses is recorded. The allowance for loan losses is increased by a provision for loan losses charged to expense and decreased by charge-offs (net of recoveries). Estimating the risk of loss and the amount of loss on any loan is necessarily subjective. Accordingly, the allowance is maintained by management at a level considered adequate to cover losses that are currently anticipated. Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, periodic, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions. While management may periodically allocate portions of the allowance for specific problem loan situations, the whole allowance is available for any loan charge-offs that occur.

SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118, was adopted effective October 1, 1995 and requires recognition of loan impairment. Loans are considered impaired if full principal or interest payments are not anticipated in accordance with the contractual loan terms. Impaired loans are carried at the present value of expected future cash flows discounted at the loan's effective interest rate or at the fair value of the collateral if the loan is collateral dependent. A portion of the allowance for loan losses is allocated to impaired loans if the value of such loans is deemed to be less than the unpaid balance. If these allocations cause the allowance for loan losses to require increase, such increase is reported as a component of the provision for loan losses. The effect of adopting these standards was not material to the consolidated financial statements.

Smaller-balance homogeneous loans are evaluated for impairment in total. Such loans include residential first mortgage loans secured by one-to-four family residences, residential construction loans, automobile, manufactured homes, home equity and second mortgage loans. Commercial loans and mortgage loans secured by other properties are evaluated individually for impairment. When analysis of borrower operating results and financial condition indicates that underlying cash flows of the borrower's business are not adequate to meet its debt service requirements, the loan is evaluated for impairment. Often this is associated with a delay or shortfall in payments of 30 days or more. Nonaccrual loans are often also considered impaired. Impaired loans, or portions thereof, are charged off when deemed uncollectible. The nature of disclosures for impaired loans is considered generally comparable to prior nonaccrual and renegotiated loans and non-performing and past due asset disclosures.


--------------------------------------------------------------------------------

                            MFB CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1996, 1995 and 1994



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Interest income on loans is accrued over the term of the loans based upon the principal outstanding. The accrual of interest on impaired loans in discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower has the ability to make contractual interest and principal payments, in which case the loan is returned to accrual status.

Foreclosed Real Estate: Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at fair value at the date of acquisition, establishing a new cost basis. Any reduction to fair value from the carrying value of the related loan at the time of acquisition is accounted for as a loan loss and charged against the allowance for loan losses. Valuations are periodically performed by management and valuation allowances are adjusted through a charge to income for changes in fair value or estimated selling costs. Foreclosed real estate amounted to approximately $-0- and $18,000 at September 30, 1996 and 1995, respectively, and is included in other assets in the consolidated balance sheets.

Income Taxes: Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through income tax expense.

Premises and Equipment: Land is carried at cost. Buildings and improvements and furniture and equipment are carried at cost, less accumulated depreciation and amortization computed principally by using the straight-line method over the estimated useful lives of the assets.

Employee Stock Ownership Plan (ESOP): Effective October 1, 1994, the Company began to account for its ESOP under AICPA Statement of Position (SOP) 93-6. The cost of shares issued to the ESOP, but not yet allocated to participants, are presented as a reduction of shareholders' equity. Compensation expense is recorded based on the average market price of the shares committed to be released for allocation to participant accounts. The difference between the market price and the cost of shares committed to be released is recorded as an adjustment to common stock. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings; dividends on unearned ESOP shares are reflected as a reduction of debt and accrued interest.

ESOP shares are outstanding for earnings per share calculations as they are committed to be released; unearned shares are not considered outstanding.

Prior to the adoption of SOP 93-6, the expense was limited to the principal repayment on the loan and the earnings per share calculation included as outstanding all 140,000 ESOP shares.

--------------------------------------------------------------------------------

                            MFB CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1996, 1995 and 1994



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial Instruments with Off-Balance-Sheet Risk: The Company, in the normal course of business, makes commitments to make loans which are not reflected in the consolidated financial statements. A summary of these commitments is disclosed in Note 11.

Earnings Per Share: Earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding and common share equivalents which would arise from considering dilutive stock options. The weighted average number of shares for calculating earnings per common share is:

                          1996                  1995                  1994
                          ----                  ----                  ----
Primary                 2,008,323             2,083,528             2,232,132
Fully diluted           2,035,087             2,106,785             2,229,058

Reclassifications: Certain amounts in the 1995 and 1994 consolidated financial statements were reclassified to conform with the 1996 presentation.


NOTE 2 - SECURITIES

The amortized cost and fair value of securities available for sale are as follows:


                                           .........................September 30, 1996..........................
                                                                    Gross            Gross
                                               Amortized         Unrealized       Unrealized          Fair
                                                 Cost               Gains           Losses            Value
                                         --------------         ------------     -------------    --------------
Debt securities
     U.S. Government and
       federal agencies                  $   40,159,602         $    142,886     $     (95,325)       $40,207,163
     Mortgage-backed                         24,473,181                    -          (399,246)        24,073,935
                                             64,632,783              142,886          (494,571)        64,281,098
Marketable equity securities                  2,493,955                    -           (12,495)         2,481,460
                                         ---------------        ------------     -------------    ---------------
                                         $   67,126,738         $    142,886     $    (507,066)   $    66,762,558
                                         ==============         ============     =============    ===============

--------------------------------------------------------------------------------

                            MFB CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1996, 1995 and 1994



NOTE 2 - SECURITIES (Continued)

The amortized cost and fair value of securities held to maturity are as follows:


                                           .........................September 30, 1995..........................
                                                                    Gross            Gross
                                               Amortized         Unrealized       Unrealized         Fair
                                                 Cost               Gains           Losses           Value
                                          ---------------     ------------     -------------     ---------------
Debt securities
     U.S. Government and
       federal agencies                    $   40,116,970     $    216,334     $    (153,304)       $ 40,180,000
     Mortgage-backed                           11,905,385                -          (381,385)         11,524,000
                                          ---------------     ------------     -------------     ---------------

                                           $   52,022,355     $    216,334     $    (534,689)       $ 51,704,000
                                           ==============     ============     =============        ============



The amortized cost and fair value of debt securities by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.



                                                  .........September 30, 1996........
                                                     Amortized             Fair
                                                       Cost                Value

     Due in one year or less                      $      6,836,633    $     6,849,522
     Due after one year through five years              32,972,969         33,019,125
     Due after five years through ten years                350,000            338,516
                                                  ----------------    ---------------
                                                        40,159,602         40,207,163
     Mortgage-backed securities                         24,473,181         24,073,935
                                                  ----------------    ---------------

                                                  $     64,632,783    $    64,281,098
                                                  ================    ===============


Proceeds from sales of securities available for sale were $10,212,124 during the year ended September 30, 1996. Gross gains of $25,154 and gross losses of $21,423 were realized on these sales. The Company did not sell any securities during the years ended September 30, 1995 and 1994.

--------------------------------------------------------------------------------

                            MFB CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1996, 1995 and 1994



NOTE 3 - LOANS RECEIVABLE, NET

Loans receivable, net at September 30 are summarized as follows:

                                                                                   1996                  1995
                                                                                   ----                  ----
First mortgage loans (principally conventional)
     Principal balances
         Secured by one-to-four family residences                            $     143,750,857    $     119,719,473
         Construction loans                                                          5,004,730            2,106,358
         Commercial                                                                    876,348              206,363
         Other                                                                         162,643              189,189
                                                                             -----------------    -----------------
                                                                                   149,794,578          122,221,383
         Less undisbursed portion of construction and
           other mortgage loans                                                     (1,961,107)            (809,280)
         Net deferred loan-origination fees                                           (439,921)            (369,870)
                                                                             -----------------    -----------------

              Total first mortgage loans                                           147,393,550          121,042,233

Consumer and other loans:
     Principal balances
         Home equity and second mortgage                                             3,790,075              375,102
         Financing leases                                                            1,124,624                    -
         Other                                                                          83,843               73,827
                                                                             -----------------    -----------------
              Total consumer and other loans                                         4,998,542              448,929
Allowance for loan losses                                                             (340,000)            (310,000)
                                                                             -----------------    -----------------

                                                                             $     152,052,092    $     121,181,162
                                                                             =================    =================


Activity in the allowance for loan losses is summarized as follows for the years ended September 30:


                                                                       1996            1995             1994
                                                                       ----            ----             ----

         Balance at beginning of year                              $     310,000    $    280,000    $    250,000
         Provision for loan losses                                        30,000          30,000          30,000
         Charge-offs                                                           -               -               -
         Recoveries                                                            -               -               -
                                                                   -------------    ------------    ------------

         Balance at end of year                                    $     340,000    $    310,000    $    280,000
                                                                   =============    ============    ============

--------------------------------------------------------------------------------

                            MFB CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1996, 1995 and 1994



NOTE 3 - LOANS RECEIVABLE, NET (Continued)

At September 30, 1996, no portion of the allowance for loan losses was allocated to impaired loan balances as there were no loans considered impaired loans as of, or for the year ended September 30, 1996.

Certain directors and executive officers of the Company and its subsidiary, including associates of such persons, were loan customers during the year ended September 30, 1996. A summary of the related party loan activity, for loans aggregating $60,000 or more to any one related party, is as follows for the year ended September 30, 1996:

           Balance - October 1, 1995                  $      592,367
                                                         ===========
           New loans                                         494,208
           Repayments                                        (54,081)
                                                      --------------

           Balance - September 30, 1996               $    1,032,494
                                                      ==============


NOTE 4 - PREMISES AND EQUIPMENT, NET

Premises and equipment at September 30 are summarized as follows:



                                                                                  1996               1995
                                                                                  ----               ----

     Land                                                                    $       558,681    $      558,681
     Buildings and improvements                                                    1,618,722         1,729,322
     Real estate held for future expansion                                           128,885           128,885
     Furniture and equipment                                                         868,737           731,307
                                                                             ---------------    --------------
         Total cost                                                                3,175,025         3,148,195

     Accumulated depreciation and amortization                                    (1,205,761)       (1,171,668)
                                                                             ---------------    --------------

                                                                             $     1,969,264    $    1,976,527
                                                                             ===============    ==============


Depreciation and amortization of premises and equipment, included in occupancy and equipment expense was approximately $145,000, $129,000 and $110,000 for the years ended September 30, 1996, 1995 and 1994, respectively.

--------------------------------------------------------------------------------

                            MFB CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1996, 1995 and 1994



NOTE 5 - DEPOSITS

The aggregate amount of short-term jumbo certificates of deposit in denomination of $100,000 or more was approximately $24,488,000 and $20,333,000 at September 30, 1996 and 1995, respectively.

At September 30, 1996, the scheduled maturities of certificates of deposit are as follows for the years ended September 30:

            1997                                          $    85,529,043
            1998                                               27,132,879
            1999                                                5,789,996
            2000                                                3,233,687
            2001 and thereafter                                   557,191
                                                          ---------------
                                                          $   122,242,796
                                                          ===============


NOTE 6 - FEDERAL HOME LOAN BANK ADVANCES

At September 30, 1996, advances from the Federal Home Loan Bank of Indianapolis with fixed and variable rates ranging from 5.01% to 5.74% mature in the year ending September 30 as follows:

         1997                                           $   15,000,000
         1998                                                3,000,000
         1999                                                6,500,000
                                                        --------------
                                                        $   24,500,000
                                                        ==============

FHLB advances are secured by all FHLB stock, qualifying first mortgage loans, government agency and mortgage backed securities. At September 30, 1996, collateral of approximately $206,000,000 is pledged to the FHLB to secure advances outstanding.


NOTE 7 - EMPLOYEE BENEFITS

Employee Pension Plan: The Bank is part of a qualified noncontributory multiple-employer defined benefit pension plan covering substantially all of its employees. The plan is administered by the trustees of the Financial Institutions Retirement Fund (Retirement Fund). There is no separate valuation of plan benefits nor segregation of plan assets specifically for the Bank because the plan is a multiple-employer plan and separate actuarial valuations are not made with respect to each employer nor are the plan assets so segregated. As of July 1, 1996, the latest actuarial valuation date, total plan assets exceeded the actuarially determined value of total vested benefits. The cost of the plan is set annually as an established percentage of wages. Pension plan expense for the years ended September 30, 1996, 1995 and 1994 was approximately $3,000, $179,000 and $140,000, respectively. Pension plan expense for the year ended September 30, 1996 was reduced due to a change in the benefit formula from 2% of high 5 year average salary for each year of benefit service to 1.5%

401(k) Plan: On July 1, 1996, the Company adopted a retirement savings 401(k) plan which covers all full time employees who are 21 or older and have completed one year of service. Beginning August 1, 1996, participants may defer up to 15% of compensation. The Company matches 50% of elective deferrals on 6% of the participants' compensation. Expense for the 401(k) was approximately $5,000 for the year ended September 30, 1996.

--------------------------------------------------------------------------------

                            MFB CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1996, 1995 and 1994




Employee Stock Ownership Plan (ESOP): In conjunction with its stock conversion, the Company established an ESOP for eligible employees. Employees with at least one year of employment and who have attained agetwenty-one are eligible to participate. The ESOP borrowed $1,400,000 from the Company to purchase 140,000 shares of common stock issued in the conversion at $10 per share. Collateral for the loan is the unearned shares of common stock purchased by the ESOP with the loan proceeds. The loan will be repaid principally from the Company's discretionary contributions to the ESOP over a period of seven years. The interest rate for the loan is 6.25%. Shares purchased by the ESOP will be held in suspense until allocated among ESOP participants as the loan is repaid.

ESOP expense was approximately $324,000, $300,000 and $100,000 for the years ended September 30, 1996, 1995 and 1994, respectively. Contributions to the ESOP was approximately $206,000, $200,000 and $100,000 during the years ended September 30, 1996, 1995 and 1994, respectively.

Company contributions to the ESOP and shares released from suspense proportional to the repayment of the ESOP loan are allocated among ESOP participants on the basis of compensation in the year of allocation. Benefits generally become 100% vested after five years of credited service. A participant who terminates employment for reasons other than death, normal retirement (or early retirement), or disability prior to the completion of five years of credited service does not receive any benefits under the ESOP. Forfeitures are reallocated among the remaining participating employees, in the same proportion as contributions. Benefits are payable in the form of stock except for fractional shares which are paid in cash upon termination of employment. The Company's contributions to the ESOP are not fixed, so benefits payable under the ESOP cannot be estimated.

ESOP participants receive distributions from their ESOP accounts only upon termination of service.

At September 30, 1996 and 1995, 21,515 and 22,516 shares with an average fair value of $15.04 and $13.31 per share, respectively, were committed to be released.


--------------------------------------------------------------------------------

                            MFB CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1996, 1995 and 1994



NOTE 7 - EMPLOYEE BENEFITS PLANS (Continued)

The ESOP shares as of September 30 were as follows:

                                                 1996             1995
                                             ------------    ------------
     Allocated shares                              55,692          34,177
     Unearned shares                               84,308         105,823
                                             ------------    ------------
         Total ESOP shares                        140,000         140,000
                                             ============    ============
     Fair value of unearned
          shares at September 30             $  1,560,000    $  1,720,000
                                             ============    ============

Recognition  and  Retention  Plans  (RRPs):   In  conjunction   with  its  stock
conversion, the Company established RRPs as a method of providing directors, officers and other key employees of the Company with a proprietary interest in the Company in a manner designed to encourage such persons to remain with the Company. Eligible directors, officers and other key employees of the Company become vested in awarded shares of common stock at a rate of 20% per year commencing March 24, 1994. The RRPs acquired, in the aggregate, 70,000 shares of common stock issued in the conversion at $10 per share and 70,000 shares were awarded to RRP participants at no cost to them. RRP expense for the years ended September 30, 1996, 1995 and 1994 was approximately $98,000, $250,000 and
$160,000, respectively.

Stock Option Plan: The Board of Directors of the Company adopted the MFB Corp. Stock Option Plan (the "Option Plan"). The number of options authorized under the Plan is 200,000 shares of common stock. Officers, employees and outside directors of the Company and its subsidiary are eligible to participate in the Option Plan. The option exercise price must be no less than 85% of the fair market value of common stock on the date of the grant, and the option term cannot exceed ten years and one day from the date of the grant.

--------------------------------------------------------------------------------

                            MFB CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1996, 1995 and 1994



NOTE 7 - EMPLOYEE BENEFITS PLANS (Continued)

Activity in the Option Plan for the years ended September 30 is summarized as follows:


                                                                   Number of
                                                                    Options          Number of         Option
                                                                   Available          Options         Exercise
                                                                   For Grant        Outstanding         Price

     Balance at September 30, 1994                                     30,000           170,000            $10
     Options granted during the year                                  (20,000)           20,000            $15
                                                                -------------     -------------
     Balance at September 30, 1995                                     10,000           190,000        $10-$15
     Options granted during the year                                  (10,000)           10,000         $15.25
                                                                -------------     -------------

     Balance at September 30, 1996                                          -           200,000     $10-$15.25
                                                                =============     =============



NOTE 8 - INCOME TAXES

The Company files consolidated federal income tax returns. If certain conditions are met in determining taxable income as reported on the consolidated federal income tax return, the Bank is allowed a special bad debt deduction based on a percentage of taxable income (presently 8%) or on specified experience formulas. The Bank used the percentage of taxable income method for its tax return as of September 1994. For its tax return as of September 30, 1995, the Bank did not use the percentage of taxable income method. The Bank is not expected to be able to use the percentage of taxable income method for the tax year ended September 30, 1996. In future years, only the specified experience formula method will be allowed as, in August 1996, legislation was enacted that repealed the reserve method of accounting for federal income tax purposes. As a result, the Bank must recapture that portion of the reserve that exceeds the amount that could have been taken under the experience method for post-1987 tax years. The recapture will occur over a six-year period, the commencement of which will be delayed until the first taxable year beginning after December 31, 1997, provided the institution meets certain residential lending requirements. The total amount of bad debt to be recaptured is approximately $1,310,000.

--------------------------------------------------------------------------------

                            MFB CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1996, 1995 and 1994



NOTE 8 - INCOME TAXES (Continued)

Income tax expense for the years ended September 30 are summarized as follows:



                                                      1996            1995             1994
                                                      ----            ----             ----
     Federal
         Current                                  $     725,920    $    622,992    $    630,399
         Deferred                                      (225,467)         12,487          67,652
                                                  -------------    ------------    ------------
                                                        500,453         635,479         698,051
     State
         Current                                        225,213         176,270         195,220
         Deferred                                       (78,873)          7,703          (5,819)
                                                  -------------    ------------    ------------
                                                        146,340         183,973         189,401
                                                  -------------    ------------    ------------

              Total income tax expense            $     646,793    $    819,452    $    887,452
                                                  =============    ============    ============


Total income tax expense differed from the amounts computed by applying the U.S. Federal income tax rate of 34% to income before income taxes for the years ended September 30 as a result of the following:


                                                                       1996            1995             1994
                                                                       ----            ----             ----

Expected income tax expense at federal tax rate                    $     551,461    $    698,890    $     822,466
State taxes based on income, net of federal
  tax benefit                                                             96,584         121,422          125,005
Excess of fair value of ESOP shares released over cost                    39,864          33,861                -
Other                                                                    (41,116)        (34,721)         (60,019)
                                                                   -------------    ------------    -------------

     Total income tax expense                                      $     646,793    $    819,452    $       887,452
                                                                   =============    ============    ===============


The components of the net deferred tax asset (liability) recorded in the consolidated balance sheets as of September 30 are as follows:



                                                                                     1996             1995
                                                                                     ----             ----
     Deferred tax assets
         RRP expense                                                              $     16,363    $     78,985
         Net deferred loan fees                                                        186,966         157,195
         Net unrealized depreciation on securities available for sale                  144,252               -
         SAIF assessment                                                               405,235               -
         Other                                                                               -          24,596
                                                                                  ------------    ------------
                                                                                       752,816         260,776
     Deferred tax liabilities
         Accretion                                                                     (28,817)        (48,161)
         Depreciation                                                                  (42,807)        (39,288)
         Bad debt deduction                                                           (300,895)       (248,232)
         Other                                                                         (27,354)        (20,744)
                                                                                  ------------    ------------
                                                                                      (399,873)       (356,425)
     Valuation allowance                                                                     -               -
                                                                                  ------------    ------------

         Net deferred tax asset (liability)                                       $    352,943    $    (95,649)
                                                                                  ============    ============

--------------------------------------------------------------------------------

                            MFB CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1996, 1995 and 1994



NOTE 8 - INCOME TAXES (Continued)

Retained earnings at September 30, 1996 and 1995 includes approximately $4,596,000, for which no deferred federal income tax liability has been recognized as it represents bad debt deductions for tax purposes only for pre-1987 tax years. Reduction of amounts so allocated for purposes other than tax bad debt losses would create tax return income, which would be taxed at current income tax rates. The unrecorded deferred income tax liability on the above amount was approximately $1,563,000 at September 30, 1996 and 1995.


NOTE 9 - CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED EARNINGS

The Bank is subject to various regulatory capital requirements. Failure to meet minimum capital requirements can initiate certain mandatory or discretionary actions by regulators that could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific quantitative capital guidelines using the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's requirements are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth below) of tangible capital, leverage capital, and risk-based capital. Management believes, as of September 30, 1996, that the Bank meets the capital adequacy requirements.

The following is a reconciliation of the Bank's capital under generally accepted accounting principles (GAAP) to regulatory capital at September 30, 1996 and 1995.


--------------------------------------------------------------------------------

                            MFB CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1996, 1995 and 1994



NOTE 9 - CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED
  EARNINGS (Continued)


                                                                    Tangible        Leverage        Risk-Based
                                                                     Capital         Capital          Capital
                                                                     -------         -------          -------
                                                                              (Dollars in thousands)

GAAP capital at September 30, 1996                               $     31,108     $     31,108    $     31,108
Additional capital items and capital adjustments
     Net unrealized depreciation on securities
       available for sale                                                 220              220             220
     Includable allowance for loan losses                                   -                -             340
                                                                 ------------     ------------    ------------

Regulatory capital at September 30, 1996                         $     31,328     $     31,328    $     31,668
                                                                 ============     ============    ============


GAAP capital at September 30, 1995                               $     29,844     $     29,844    $     29,844
Additional capital items
     Includable allowance for loan losses                                   -                -             306
                                                                 ------------     ------------    ------------

Regulatory capital at September 30, 1995                         $     29,844     $     29,844    $     30,150
                                                                 ============     ============    ============


The Bank's actual capital and required capital amounts and ratios are presented below:

                                                                                               Requirement to be
                                                                                            Well Capitalized Under
                                                              Requirement for Capital          Prompt Corrective
                                        Actual                   Adequacy Purposes             Action Provisions
                                 ----------------------      ------------------------      ------------------------
                                  Amount         Ratio         Amount          Ratio         Amount         Ratio
                                  ------         -----         ------          -----         ------         -----
                                                              (Dollars in thousands)
As of September 30, 1996
     Tangible Capital           $  31,328        13.85%       $   3,392         1.50%       $  6,785         3.00%
     Leverage Capital              31,328        13.85            6,785         3.00          13,570         6.00
     Risk-Based Capital            31,668        32.69            7,749         8.00           9,686        10.00

As of September 30, 1995
     Tangible Capital              29,844        16.06            2,787         1.50           5,574         3.00
     Leverage Capital              29,844        16.06            5,574         3.00          11,148         6.00
     Risk-Based Capital            30,150        40.77            5,916         8.00           7,395        10.00


--------------------------------------------------------------------------------

                            MFB CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1996, 1995 and 1994



NOTE 9 - CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED
  EARNINGS (Continued)

Regulations of the Office of Thrift Supervision limit the amount of dividends and other capital distributions that may be paid by a savings institution without prior approval of the Office of Thrift Supervision. The regulatory restriction is based on a three-tiered system with the greatest flexibility being afforded to well-capitalized (Tier 1) institutions. The Bank is currently a Tier 1 institution. Accordingly, the Bank can make, without prior regulatory approval, distributions during a calendar year up to 100% of its net income to date during the calendar year plus an amount that would reduce by one-half its "surplus capital ratio" (the excess over its capital requirements) at the beginning of the calendar year. Accordingly, at September 30, 1996 approximately $12,000,000 of the Bank's retained earnings is potentially available for distribution to the Company under this calculation. See also Note 15.


NOTE 10 - OTHER NONINTEREST INCOME AND EXPENSE

Other noninterest income and expense amounts are summarized as follows for the years ended September 30:


                                                                     1996            1995             1994
                                                                 ------------     ------------    ------------
      Other noninterest income
         Service charges and fees                                $    174,315     $    124,232    $     87,835
         Loan late charges                                              3,808            4,762           5,282
         Rental income                                                 32,989           39,725          35,975
         Other                                                         20,654           20,929          22,257
                                                                 ------------     ------------    ------------

                                                                 $    231,766     $    189,648    $    151,349
                                                                 ============     ============    ============

     Other noninterest expense
         Advertising and promotion                               $    190,614     $     15,000    $     59,000
         Data processing                                              200,940          175,734         163,918
         Professional fees                                            175,341          116,008          76,030
         Printing, postage, stationery,
           and supplies                                               123,215           87,229          95,563
         Telephone                                                     33,110           24,433          23,142
         Directors fees                                                70,186           56,940          57,411
         Direct loan origination costs deferred                      (203,332)         (99,228)       (104,034)
         Other                                                        378,877          376,519         295,105
                                                                 ------------     ------------    ------------

                                                                 $    968,951     $    752,635    $    666,135
                                                                 ============     ============    ============






--------------------------------------------------------------------------------

                            MFB CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1996, 1995 and 1994



NOTE 11 - COMMITMENTS AND CONTINGENCIES AND FINANCIAL INSTRUMENTS
  WITH OFF-BALANCE-SHEET RISK

In the ordinary course of business, the Company has various outstanding commitments and contingent liabilities that are not reflected in the accompanying consolidated financial statements. In addition, the Company is involved in legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial position of the Company and Subsidiary. The principal commitments of the Company are as follows:

Loan Commitments

At September 30, 1996, excluding loans in process, the Company had outstanding firm commitments to originate loans as follows:


                                                             Fixed             Variable
                                                          Rate Loans          Rate Loans             Total
                                                       ----------------    ---------------     ---------------
     First mortgage loans                              $      1,680,256    $     7,500,852     $     9,181,108
     Unused lines of credit                                     307,028          7,059,117           7,366,145
     Unused construction loan lines of credit                         -          2,721,545           2,721,545
                                                       ----------------    ---------------     ---------------
                                                       $      1,987,284    $    17,281,514     $    19,268,798
                                                       ================    ===============     ===============


Fixed rate loan commitments at September 30, 1996 are at rates primarily ranging from 7.625% to 10.95%. These fixed rate loan commitments are primarily for terms ranging from 15 to 30 year terms. Rates on variable rate loans range from 6.50% to 10.75% and are tied primarily to the National Monthly Median Cost of Funds Ratio to SAIF - Insured Institutions.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since commitments to make loans and fund lines of credit may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. No losses are anticipated as a result of these transactions.



--------------------------------------------------------------------------------

                            MFB CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1996, 1995 and 1994



NOTE 11 - COMMITMENTS AND CONTINGENCIES AND FINANCIAL INSTRUMENTS
  WITH OFF-BALANCE-SHEET RISK (Continued)

The deposits of savings associations such as the Bank are presently insured by the Savings Association Insurance Fund (SAIF). A recapitalization plan formulated by the Treasury Department, the FDIC, the OTS and the Congress in September 1996 required a one-time assessment of approximately $955,000 which has been accrued for as of September 30, 1996 and is included in the Company's noninterest expense for the year ended September 30, 1996.

Under employment agreements with certain executive officers, certain events leading to separation from the Company could result in cash payments totaling approximately $969,000 as of September 30, 1996.


NOTE 12 - PARENT COMPANY FINANCIAL STATEMENTS

Presented below are the condensed financial statements for the parent company, MFB Corp.

                            CONDENSED BALANCE SHEETS



                                                                                         September 30,
                                                                              -------------------------------------
                                                                                    1996                1995
ASSETS                                                                        ----------------    -----------------
Cash and cash equivalents                                                     $        887,580    $          68,948
Interest-bearing deposits in other financial institutions                                    -              948,366
Investment in Bank subsidiary                                                       31,108,173           29,843,715
Note receivable from Bank subsidiary                                                 4,750,000            5,750,000
Loan receivable from ESOP                                                              893,651            1,100,000
Other assets                                                                            31,501              319,160
                                                                              ----------------    -----------------

     Total assets                                                             $     37,670,905    $      38,030,189
                                                                              ================    =================

LIABILITIES
Accrued expenses and other liabilities                                        $         71,536    $          31,591

SHAREHOLDERS' EQUITY                                                                37,599,369           37,998,598
                                                                              ----------------    -----------------

         Total liabilities and shareholders' equity                           $     37,670,905    $      38,030,189
                                                                              ================    =================


--------------------------------------------------------------------------------

                            MFB CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1996, 1995 and 1994



NOTE 12 - PARENT COMPANY FINANCIAL STATEMENTS (Continued)


                                          CONDENSED STATEMENTS OF INCOME


                                                                                                    Period From
                                                            Year Ended           Year Ended         March 24 to
                                                           September 30,        September 30,      September 30,
                                                               1996                 1995               1994
                                                               ----                 ----               ----

Interest income                                           $         74,390    $         85,212    $          53,924

Other expenses                                                     153,973             132,605               68,230
                                                          ----------------    ----------------    -----------------


Loss before income taxes and equity
  in undistributed net income of Bank
  subsidiary                                                       (79,583)            (47,393)            (14,306)

Income tax benefit                                                  32,887              19,326                5,667
                                                          ----------------    ----------------    -----------------


Loss before equity in undistributed net
  income of Bank subsidiary                                        (46,696)            (28,067)             (8,639)

Equity in undistributed net income of Bank
  subsidiary                                                     1,021,846           1,264,173              971,161
                                                          ----------------    ----------------    -----------------


Net income                                                $        975,150    $      1,236,106    $         962,522
                                                          ================    ================    =================

--------------------------------------------------------------------------------

                            MFB CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1996, 1995 and 1994



NOTE 12 - PARENT COMPANY FINANCIAL STATEMENTS (Continued)

                                        CONDENSED STATEMENTS OF CASH FLOWS



                                                                                                     Period From
                                                                Year Ended       Year Ended          March 24 to
                                                               September 30,    September 30,       September 30,
                                                                   1996             1995                1994
                                                                   ----             ----                ----
Cash flows from operating activities
     Net income                                             $       975,150     $     1,236,106    $        962,522
     Adjustments to reconcile net income to
       net cash  from operating activities
         Amortization, net of accretion                                   -              (4,237)                  -
         Equity in undistributed net income of
           Bank subsidiary                                       (1,021,846)         (1,264,173)           (971,161)
         Net change in other assets                                 287,659            (317,424)             (1,736)
         Net change in accrued expenses and
           other liabilities                                         40,417              27,738               3,853
                                                            ---------------     ---------------    ----------------
              Net cash provided by (used in)
                operating activities                                281,380            (321,990)             (6,522)

Cash flows from investing activities
     Net change in interest-bearing deposits
       in other financial institutions                              948,366                   -                   -
     Loan to ESOP                                                         -                   -          (1,400,000)
     Principal repayments on loan receivable
       from ESOP                                                    206,349             200,000
     100,000
     Loan to Bank subsidiary                                              -                   -          (6,750,000)
     Principal repayments on note receivable
       from Bank subsidiary                                       1,000,000           1,000,000                   -
     Investment in Bank subsidiary                                        -                   -          (9,226,665)
     Purchase of securities                                               -          (4,945,231)        (12,490,918)
     Proceeds from maturities of securities                               -           5,400,000          11,092,020
                                                            ---------------     ---------------    ----------------
         Net cash provided by (used in) investing
           activities                                             2,154,715           1,654,769         (18,675,563)

Cash flows from financing activities
     Proceeds from stock issue, net of conversion
       costs and stock acquired by ESOP and RRP                           -                   -          20,326,665
     Purchase of MFB Corp. common stock                          (1,499,024)         (1,530,486)         (1,377,925)
     Cash dividends paid                                           (118,439)                  -                   -
                                                            ---------------     ---------------    ----------------
         Net cash provided by (used in)
           financing activities                                  (1,617,463)         (1,530,486)         18,948,740
                                                            ---------------     ---------------    ----------------

Net change in cash and cash equivalents                             818,632            (197,707)            266,655

Cash and cash equivalents at beginning
  of period                                                          68,948             266,655                   -
                                                            ---------------     ---------------    ----------------

Cash and cash equivalents at end of period                  $       887,580     $        68,948    $        266,655
                                                            ===============     ===============    ================


--------------------------------------------------------------------------------

                            MFB CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1996, 1995 and 1994



NOTE 13 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table shows the estimated fair values and the related carrying amounts of the Company's financial instruments at September 30, 1996 and 1995. Items which are not financial instruments are not included.


                                                   1 9 9 6                                   1 9 9 5
                                                   -------                                   -------
                                        Carrying             Estimated            Carrying             Estimated
                                         Amount             Fair Value             Amount             Fair Value
                                         ------             ----------             ------             ----------

Cash and cash equivalents           $      1,734,388    $       1,734,000    $       7,454,051    $       7,454,000
Interest-bearing time deposits
  in other financial institutions            495,000              495,000            1,880,000            1,882,000
Securities available for sale             66,762,558           66,763,000                    -                    -
Securities held to maturity                        -                    -           52,022,355           51,704,000
FHLB stock                                 1,336,100            1,336,000            1,270,800            1,271,000
Loans receivable, net of
  allowance for loan losses              152,052,092          152,341,000          121,181,162          121,857,000
Accrued interest receivable                  818,014              818,000              818,108              818,000
Noninterest bearing demand
  deposits                                (1,942,145)          (1,942,000)            (743,000)           (743,000)
Savings, NOW and MMDA
  deposits                               (34,779,548)         (34,780,000)         (34,687,208)        (34,687,000)
Other time deposits                     (122,242,796)        (122,579,000)        (109,121,562)       (109,607,000)
FHLB advances                            (24,500,000)         (24,337,000)                   -                    -


For purposes of the above disclosures of estimated fair value, the following assumptions were used as of September 30, 1996 and 1995. The estimated fair value for cash and cash equivalents is considered to approximate cost. The estimated fair value of interest-bearing time deposits in other financial institutions is based upon estimates of the rate the Company would receive on such deposits at September 30, 1996 and 1995, applied for the time period until maturity. The estimated fair value for securities available for sale and securities held to maturity, is based upon quoted market values for the individual securities or for equivalent securities. The estimated fair value for loans receivable is based upon estimates of the difference in interest rates the Company would charge the borrowers for similar such loans with similar maturities made at September 30, 1996 and 1995, applied for an estimated time period until the loan is assumed to reprice or be paid. In addition, when computing the estimated fair value for loans receivable, the allowance for loan losses was subtracted from the calculated fair value for consideration of credit issues. The estimated fair value for FHLB stock, accrued interest receivable, noninterest bearing demand deposits, savings, NOW and MMDA deposits is based upon their carrying value. The estimated fair value for other time deposits as well as FHLB advances is based upon estimates of the rate the Company would pay on such deposits or borrowings at September 30, 1996 and 1995, applied for the time period until maturity. The estimated fair value of other financial instruments and off-balance-sheet loan commitments approximate cost and are not considered significant to this presentation.


--------------------------------------------------------------------------------

                            MFB CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1996, 1995 and 1994



NOTE 13 - FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

While these estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that were the Company to have disposed of such items at September 30, 1996 and 1995, the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. The estimated fair values at September 30, 1996 and 1995 should not necessarily be considered to apply at subsequent dates.

In addition, other assets and liabilities of the Company that are not defined as financial instruments are not included in the above disclosures, such as property and equipment. Also, nonfinancial instruments typically not recognized in financial statements nevertheless may have value but are not included in the above disclosures. Excluded, among other items, are the estimated earning power of core deposit accounts, the trained work force, customer goodwill and similar items.


NOTE 14 - IMPACT OF NEW ACCOUNTING STANDARDS

Several new accounting standards have been issued by the FASB that will apply for the year ending September 30, 1997. SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of," requires a review of long-term assets for impairment of recorded value and resulting write-downs if the value is impaired. SFAS No. 122, "Accounting for Mortgage Servicing Rights," requires recognition of an asset when servicing rights are retained on in-house originated loans that are sold. SFAS No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, entities to use a "fair value based method" to account for stock-based compensation plans and requires disclosure of the pro forma effect on net income and on earnings per share had the accounting been adopted. SFAS No. 125, "Accounting for Transfer and Servicing of Financial Assets and Extinguishment of Liabilities," provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities and requires a consistent application of a financial-components approach that focuses on control. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred and derecognizes liabilities when extinguished. SFAS No. 125 also supersedes SFAS No. 122, and requires that servicing assets and liabilities be subsequently measured by amortization in proportion to and over the period of estimated net servicing income or loss and requires assessment for asset impairment or increased obligation based on their fair values. SFAS No. 125 applies to transfers and extinguishments occurring after December 31, 1996, and early or retroactive application is not permitted. Upon adoption, these statements are not expected to have a material effect on the Company's consolidated financial position or results of operations.



--------------------------------------------------------------------------------

                            MFB CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1996, 1995 and 1994



NOTE 15 - ADOPTION OF PLAN OF CONVERSION

The Bank completed a conversion from a mutual to a stock savings bank on March 24, 1994. Simultaneous with the conversion was the formation of the Company, incorporated in the State of Indiana. The initial issuance of shares of common stock in the Company on March 24, 1994 was 2,302,351 shares at $10 per share, resulting in proceeds net of costs of $22,426,665, and was accomplished through an offering to the Bank's tax-qualified ESOP, RRPs, eligible account holders of record, and other members of the Bank. Costs associated with the conversion and stock offering amounted to $596,845, and were accounted for as a reduction of the proceeds from the issuance of common stock of the Company. Upon closing of the stock offering, the Company purchased all common shares issued by the Bank.

At the time of the conversion, the Company established a liquidation account in an amount equal to its net worth as of the date of the latest consolidated financial statements contained in the final offering circular used to sell the common stock ($16,964,414 at September 30, 1993). The liquidation account will be maintained for the benefit of eligible depositors, with deposits of at least $50 as of the December 31, 1992 eligibility record date, who continue to maintain their deposits in the Bank after the conversion. In the event of a complete liquidation (and only in such an event), each eligible depositor will be entitled to receive a liquidation distribution from the liquidation account, in the proportionate amount of the then current adjusted balance of deposits then held, before any liquidation distribution may be made with respect to the stockholders. Except for the repurchase of stock and payment of dividends by the Bank, the existence of the liquidation account will not restrict the use or application of net worth. The Bank has not recalculated the liquidation account balance which would currently be less than the initial $16,964,414 amount. If the liquidation account balance was unchanged from the initial amount, the Bank would be subject to a divided limitation of approximately $3,800,000 as of September 30, 1996.




--------------------------------------------------------------------------------

                            MFB CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1996, 1995 and 1994



NOTE 16 - SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)



                                                       ..............Year Ended September 30, 1996..............
                                                                               1st 2nd 3rd 4th
(In thousands, except per share data)                       Quarter        Quarter         Quarter        Quarter
                                                            -------        -------         -------        -------

Interest income                                           $     3,215    $     3,400    $     3,633     $     3,934

Interest expense                                                1,834          1,932          2,050           2,241
                                                          -----------    -----------    -----------     -----------


Net interest income                                             1,381          1,468          1,583           1,693

Provision for loan losses                                           8              7              8               7
                                                          -----------    -----------    -----------     -----------


Net interest income after provision for loan
  losses                                                        1,373          1,461          1,575           1,686

Noninterest income                                                 83            121             91              67

Noninterest expense                                               871            924            963           2,077
                                                          -----------    -----------    -----------     -----------


Income before income taxes                                        585            658            703           (324)

Income tax expense                                                233            262            279           (127)
                                                          -----------    -----------    -----------     ----------


Net income                                                $       352    $       396    $       424     $     (197)
                                                          ===========    ===========    ===========     ==========

Earnings per common and common
  equivalent share                                        $      .17     $       .20    $       .22     $     (.10)
                                                          ==========     ===========    ===========     ==========


--------------------------------------------------------------------------------



                                                          ..............Year Ended September 30, 1995..............
                                                                                1st 2nd 3rd 4th
(In thousands, except per share data)                       Quarter        Quarter         Quarter        Quarter
                                                            -------        -------         -------        -------

Interest income                                           $     3,051    $     3,063    $     3,125     $     3,145

Interest expense                                                1,590          1,636          1,743           1,820
                                                          -----------    -----------    -----------     -----------


Net interest income                                             1,461          1,427          1,382           1,325

Provision for loan losses                                           8              8              7               7
                                                          -----------    -----------    -----------     -----------


Net interest income after provision for loan
  losses                                                        1,453          1,419          1,375           1,318

Noninterest income                                                 75             81             80              82

Noninterest expense                                               936            956            935           1,000
                                                          -----------    -----------    -----------     -----------


Income before income taxes                                        592            544            520             400

Income tax expense                                                235            217            207             161
                                                          -----------    -----------    -----------     -----------


Net income                                                $       357    $       327    $       313     $       239
                                                          ===========    ===========    ===========     ===========

Earnings per common and common
  equivalent share                                        $      .17     $       .16    $       .15     $      .11
                                                          ==========     ===========    ===========     ==========


--------------------------------------------------------------------------------

                             DIRECTORS AND OFFICERS

MFB Corp. and Mishawaka Federal Savings Directors

         M. Gilbert Eberhart (age 62) has served as Secretary of the Bank since 1987. He is also a dentist based in Mishawaka.

         Thomas F. Hums (age 63) served as President and Chief Executive Officer of the Bank from 1972 until September, 1995. He also served as President and Chief Executive Officer of Mishawaka Financial from 1975 until September, 1995.

         Jonathan E. Kintner (Age 53) is an optometrist based in Mishawaka.

         Michael J. Marien (Age 49) is a Sales Representative with Signode Corporation, a division of ITW.

         Marian K. Torian (age 75) has served as Chairman of the Bank and of Mishawaka Financial since 1977. She also served as a teacher with School City of Mishawaka.

         Charles J. Viater (age 41) has served as President and Chief Executive Officer of the Bank and Mishawaka Financial since September, 1995. He previously served as Executive Vice President for Amity Federal Bank and Chief Financial Officer of Amity Bancshares, Inc. beginning in December, 1990.

         Reginald H. Wagle (age 54) has served as Vice President of Memorial Health Foundation since 1992. Until 1992, he was a free-lance political consultant and until 1991, he also served as District Director for the Office of United States Representative John P.
Hiler, Third Congressional District of Indiana.



                       MISHAWAKA FEDERAL SAVINGS OFFICERS

         Charles J. Viater                                Timothy C. Boenne
         President and Chief Executive Officer*           Vice President and
                                                          Controller


         M. Gilbert Eberhart                              Michael J. Portolese
         Secretary*                                       Vice President


         William L. Stockton, Jr.
         Vice President

         * Holds same position with MFB Corp.

                             SHAREHOLDER INFORMATION

Market Information

         The common stock of MFB Corp. is traded on the National Association of Securities Dealers Automated Quotation System, National Market System, under the symbol "MFBC." As of September 30, 1996, there were approximately 900 shareholders of record and the Company estimates that, as of that date, there were an additional 811 beneficial shareholders in "street" name. The following table sets forth market price information for the Company's common stock for the periods indicated.

                                             High        Low
        Fiscal Quarters Ended                Bid         Bid

        December 31, 1995                    16.25       14.75
        March 31, 1996                       15.25       13.75
        June 30, 1996                        14.75       13.75
        September 30, 1996                   19.00       13.75

        Transfer Agent and Registrar           Special Counsel
        Registrar and Transfer Co.                 Barnes & Thornburg
        10 Commerce Drive                          1313 Merchants Building
        Cranford, New Jersey  07016                11 South Meridian Street
                                                   Indianapolis, Indiana 46204

                                                Independent Auditors
                                                    Crowe, Chizek & Co.
                                                    330 E. Jefferson Boulevard
                                                    South Bend, Indiana  46624

Shareholder and General Inquiries

                  The Company is required to file an Annual Report on Form 10-K for its fiscal year ended September 30, 1996 with the Securities and Exchange Commission. Copies of this annual report may be obtained without charge upon written request to:

                  Charles J. Viater
                  President and Chief Executive Officer
                  MFB Corp.
                  121 South Church Street
                  P.O. Box 528
                  Mishawaka, Indiana  46546

Office Locations

    Main Office          Branch Office              Mortgage Office
 121 S. Church St.       411 W. McKinley Ave.       227 S. Main St. Suite 110
 Mishawaka, IN  46544    Mishawaka, IN  46545       Elkhart, IN  46516


         Branch Office                      Branch Office
         402 W. Cleveland Rd.               2427 Mishawaka Ave.
         Mishawaka, IN  46545               South Bend, IN  46615


                                                        96