Form 10-K, Exhibit 13
period 1997-09-30
MFB CORP
filed 1997-12-24
CIK 916396

ANNUAL REPORT
                                TO SHAREHOLDERS



                               TABLE OF CONTENTS
                                                                          Page

Letter to Shareholders                                                      2
Selected Consolidated Financial Data                                        3
Management's Discussion and Analysis                                        4
Report of Independent Auditors                                             16
Consolidated Balance Sheets                                                17
Consolidated Statements of Income                                          18
Consolidated Statements of Shareholders' Equity .                          19
Consolidated Statements of Cash Flows                                      21
Notes to Consolidated Financial Statements                                 23
Directors and Officers                                                     47
Shareholder Information                                                    48


DESCRIPTION OF BUSINESS

     MFB Corp. is an Indiana corporation organized in December 1993, to become a unitary savings and loan holding company. MFB Corp. became a unitary savings and loan holding company upon the conversion of MFB Financial, formerly known as Mishawaka Federal Savings (the "Bank") from a federal mutual savings and loan association to a federal stock savings bank in March 1994. MFB Corp. is the sole shareholder of the Bank. MFB Corp. and the Bank (collectively referred to as the "Company") conduct business from their main office in Mishawaka, Indiana, and five branch locations in St. Joseph and Elkhart Counties of Indiana. The Bank offers a variety of lending, deposit and other financial services to its retail and commercial customers. The Bank's wholly-owned subsidiary, Mishawaka Financial Services, Inc. ("Mishawaka Financial"), is engaged in the sale of credit life, general fire and accident, car, home, and life insurance as agent for the Bank's customers and the general public.

TO OUR SHAREHOLDERS:

     On behalf of our employees, the Board of Directors and myself, it is a pleasure to provide you with the 1997 Annual Report of MFB Corp. (the
"Company"), the holding company for MFB Financial (the "Bank"). In March of 1994, after the formation of MFB Corp., the Bank converted to a federal stock savings bank and this report summarizes our third full year of operation as a stock company.

     This past year has been one of continued growth and change for our Company. We remain committed to bringing state-of-the-art products and unparalleled service to both consumers and small businesses in our community. The goals of growth and diversification were the primary impetus for the first major change that took place this year. In November, 1996 we changed the name of the Bank from Mishawaka Federal Savings to MFB Financial. We believe our new name more accurately describes our Bank as a full service institution offering the wide variety of products and services necessary to grow and remain competitive. We added investment and brokerage services, broadened commercial deposit product offerings, established a corporate lending department and opened a new full service facility. As we look at the financial highlights of the past year, I believe you will agree that these changes continue to move the Company and the Bank forward toward the achievement of our strategic goals.

     1997 again saw solid balance sheet growth for our Company. The Bank's loan portfolio grew by $48.9 million, the greatest single year of such growth in our 107 year history. Substantial contributions to this increase were made by both the residential lending and corporate lending divisions. Our reputation as a fast, courteous and knowledgeable lender, has allowed residential loan growth to carry on at record levels. At the same time, the development of our small business banking division has attracted local businesses desiring a level of personal service that is fast disappearing in our market. We will continue to focus attention on the small business community in an effort to further diversify our asset mix and improve earnings.

     Deposit based product offerings were enhanced as well. The emphasis on core relationships, competitive pricing and the highest quality service to customers has resulted in an increase in our deposit base of $12.9 million during the year. Non-interest bearing demand accounts increased significantly as did our certificate of deposit account base.

     In addition to the notable balance sheet growth, we experienced improved net interest income as well. Our average interest rate spread increased from 2.13% to 2.49% in just one year, contributing to an increase in net interest income of $1.4 million for the year.

     Additionally, the Company repurchased over 330,000 shares of its common stock. This activity resulted in a reduction of the total shares outstanding, improved the book value of the remaining outstanding shares and positively impacted our return on equity. In addition, I am sure you are aware that our quarterly dividend was increased to $.08 per outstanding share as well. These events are all part of our systematic approach to enhancing the long term value of your investment in our Company.

     The following pages of this report provide more details about the past year's performance. Management remains committed to identifying additional opportunities to serve the financial needs of our community effectively and profitably. These efforts will continue to grow the long term value of your investment in a prudent, intelligent fashion. We appreciate the confidence you have shown in MFB Corp. and will mindfully operate the Company in an effort to reward that confidence.




                                           Charles J. Viater
                                           President and Chief Executive Officer

                            MFB CORP. AND SUBSIDIARY
                      SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data of MFB Corp. and its subsidiary is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements, including notes thereto, included elsewhere in this Annual Report.

                                                                   At September 30,
                                                 ----------------------------------------------------
                                                                    (In Thousands)
                                                   1997       1996       1995       1994       1993
                                                 --------   --------   --------   --------   --------
Summary of Financial Condition:
Total assets                                     $255,921   $225,809   $187,065   $183,753   $168,581
Loans receivable, net,
     including loans held for sale                200,935    152,052    121,181    115,297    108,212
Cash and cash equivalents                           9,482      1,734      7,454      6,153     20,820
Securities, including FHLB stock                   42,028     68,099     53,293     56,107     16,624
Interest-bearing time deposits in other
  financial institutions                               --        495      1,880      3,365     20,469
Deposits                                          171,887    158,964    144,552    143,604    149,220
Securities sold under agreements to repurchase        389         --         --         --         --
FHLB advances                                      47,500     24,500         --         --         --
Shareholders' equity                               33,550     37,599     37,999     37,705     16,964


                                                                Years Ended September 30,
                                                 --------------------------------------------------------
                                                                     (In Thousands)
                                                   1997        1996        1995        1994        1993
                                                 --------    --------    --------    --------    --------
Summary of Operating Results:
Interest income                                  $ 17,685    $ 14,182    $ 12,383    $ 11,545    $ 11,931
Interest expense                                   10,157       8,057       6,788       6,019       6,559
                                                 --------    --------    --------    --------    --------
        Net interest income                         7,528       6,125       5,595       5,526       5,372
Provision for loan losses                              30          30          30          30         192
                                                 --------    --------    --------    --------    --------
        Net interest income after
          provision for loan losses                 7,498       6,095       5,565       5,496       5,180
Noninterest income
        Insurance commissions                         134         127         128         127         126
        Brokerage commissions                          24          --          --          --          --
        Net gain from sales of securities               6           3          --          --          10
        Other                                         261         232         189         151         159
                                                 --------    --------    --------    --------    --------
                Total noninterest income              425         362         317         278         295
Noninterest expense
        Salaries and employee benefits              2,772       2,153       2,336       1,969       1,600
        Occupancy and equipment expense               580         422         406         379         378
        SAIF deposit insurance premium                147       1,291         332         341         280
        Other expense                               1,100         969         753         666         621
                                                 --------    --------    --------    --------    --------
                Total noninterest expense           4,599       4,835       3,827       3,355       2,879
Income before income taxes and cumulative
     effect of change in accounting principles      3,324       1,622       2,055       2,419       2,596
Income tax expense                                  1,322         647         819         887       1,121
                                                 --------    --------    --------    --------    --------
Income before cumulative effect of  change
     in accounting principles                       2,002         975       1,236       1,532       1,475
                                                 --------    --------    --------    --------    --------
Cumulative effect of change in
     accounting for income taxes                       --          --          --          --        (188)
        Net income                               $  2,002    $    975    $  1,236    $  1,532    $  1,287
                                                 ========    ========    ========    ========    ========

Supplemental Data:
Return on assets (1)                                  .84%        .49%        .67%        .86%        .77%
Return on equity (2)                                 6.02        2.61        3.25        5.60        7.75
Interest rate spread (3)                             2.49        2.13        2.12        2.57        2.85
Net yield on average
     interest-earning assets (4)                     3.24        3.11        3.10        3.18        3.28
Dividend pay-out ratio (5)                          27.59       12.24          --          --          --

Net interest income to
     operating expenses (6)                        163.70      126.67      146.20      164.71      186.59
Equity-to-assets (7)                                13.11       16.65       20.31       20.52       10.06
Average interest-earning assets to
     average interest-bearing
     liabilities                                   117.14      123.81      126.12      117.61      110.73
Non-performing assets to total assets                 .10         .09         .17         .07         .16
Non-performing loans to total loans                   .13         .13         .25         .09         .21
Allowance for loan losses to total loans, net,
  including loans held for sale                       .18         .22         .26         .24         .23
Allowance for loan losses to
     non-performing loans                          141.76      171.72      100.65      261.68      112.11
Earnings per share (8)                           $   1.16    $    .49    $    .59    $    .43         $--
Earnings per share fully diluted (8)             $   1.14    $    .48    $    .59    $    .43         $--
Dividends declared per share                     $    .32    $    .06         $--         $--         $--
Book value per share                             $  20.33    $  19.05    $  18.29    $  17.24    $     --
Number of offices                                       6           5           4           4           4
-------------------------

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

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     The principal business of the Bank has historically consisted of attracting deposits from the general public and making loans secured by residential and other real estate. The Bank is significantly affected by prevailing economic conditions as well as government policies and regulations concerning, among other things, monetary and fiscal affairs, housing and financial institutions. Deposit flows are influenced by a number of factors, including interest rates paid on competing investments, account maturities, fee structures, and level of personal income and savings. Lending activities are influenced by the demand for and supply of housing lenders, the availability and cost of funds and various other issues. Sources of funds for lending activities of the Bank include deposits, borrowings, payments on loans and income provided from operations. The Company's earnings are primarily dependent upon the Bank's net interest income, the difference between interest income and interest expense.

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

ASSET /LIABILITY MANAGEMENT

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

     A key element of the Company's asset/liability plan is to protect net earnings from changes in interest rates by managing the maturity or repricing mismatch between its interest-earning assets and rate-sensitive liabilities. The Company's one year interest rate gap has been between a negative 150.48% and a positive 9.14% at the end of each year from September 30, 1993, to September 30, 1997. This assumes that deposit accounts reprice based on assumptions provided after the following table. The Company's one year interest rate gap was a negative 150.48% as of September 30, 1997. A negative interest rate gap leaves the Company's earnings vulnerable to periods of rising interests rates because during such periods the interest expense paid on liabilities will generally increase more rapidly than the interest income earned on assets. Conversely, in a falling interest rate environment, the total expense paid on liabilities will generally decrease more rapidly than the interest income earned on assets. A positive interest rate gap would have the opposite effect. The Company's management believes that the Company's interest rate gap in recent periods has generally been maintained within an acceptable range in view of the prevailing interest rate environment.

     The Office of Thrift Supervision (the "OTS") also provides a Net Portfolio Value ("NPV") approach to the measurement of interest rate risk. In essence, this approach calculates the difference between the present value of expected cash flows from assets and the present value of expected cash flows from liabilities, as well as cash flows from off-balance-sheet contracts. The difference is the NPV. As of June 30, 1997, (the most recently available data), after a 200 basis point rate change, the Bank's NPV ratio was 10.49%. Management and the Board of Directors review the OTS measurements on a quarterly basis to determine whether the Company's interest rate exposure is within the limits established by the Board of Directors in the Company's interest rate risk policy.

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

     The following table illustrates the projected maturities and repricing of the major consolidated asset and liability categories of the Company as of September 30, 1997. Maturity and repricing dates have been projected by applying the assumptions, set forth after the table, to contractual maturity, call dates and repricing dates. The information presented in the following table is derived from data maintained by the Company and is not adjusted for prepayments. Since most of the loans are adjustable rate loans which are due to reprice within five years or less, management feels that loan prepayments will not have a significant impact on the results of the table below.

                                                                                  At September 30, 1997
                                                                               maturing or Repricing Within
                                                ---------------------------------------------------------------------------------
                                                  Less                        6 Months                                      5 to
                                                 Than 3          3 to 6          to         1 to 3         3 to 5            10
                                                 Months          Months        1 Year        Years          Years           Years
                                                 ------          ------        ------        -----          -----           -----
Adjustable rate mortgages                      $  8,427        $  6,764        $ 28,737      $ 47,866    $ 24,645       $ 22,925
Fixed rate mortgages                              1,452           2,278             972           711       1,284          1,516
Equity Loans                                        260              --              --             5         989          5,798
Financing leases                                     --              --              --            --          --            325
Commercial loans                                  2,466              --              50         1,899       3,821            476
Consumer loans                                       47              34              12            --          --             --
Securites                                         1,832           1,359           1,346         3,615      12,523          3,374
Mortgage-backed securities                           --              --              --         3,508          --             --
Interest-earning time deposits                    6,576              --              --            --          --             --
Stock in FHLB of Indianapolis                        --              --              --            --          --             --
Deferred loan fees                                  (15)            (16)            (44)           (9)        (10)           (16)
Loans in process                                    (33)             --              (1)          (25)        (51)            (6)
                                                 21,012          10,419          31,072        57,570      43,201         34,392

Interest-bearing Liabiliites
Certificates of deposit                          35,706          19,917          40,413        33,508       1,886            279
Savings acoounts                                 11,257              --              --            --          --             --
NOW and money market accounts                    26,872              --              --            --          --             --
 FHLB advances                                    2,000           6,000          14,000        14,500      17,000             --
                                                    389              --              --            --          --             --

                                                 76,226          25,917          54,413        48,008      12,886            279

Excess (deficiency) of interest-earning
assets over interest bearing liabilities       $(55,214)       $(15,498)       $(23,341)     $  9,562    $ 30,315       $ 34,113
                                               --------        --------        --------      --------    --------       --------

Cumulative excess (deficiency) of
 interest-earning assets over interest
 bearing liabilities                           $(55,214)       $(70,712)       $(94,053)     $(84,491)   $(54,176)      $(20,063)
                                               --------        --------        --------      --------    --------       --------

Cumulative interest rate gap to total
 interest-earning assets                       -262.77%        -224.98%        -150.48%       -70.37%    $  33.18%       -10.15%
Off balance sheet assets (1)                   $ 23,840        $  6,352        $    218      $     25    $    126       $      6

(1)  Includes loan committments and loans in process.

                                                   At September 30, 1997
                                                maturing or Repricing Within
                                           -------------------------------------
                                             10 to
                                              20          Over 20
                                             Years         Years        Total
                                             -----         -----        -----
Adjustable rate mortgages                  $     217     $      84     $ 139,565
Fixed rate mortgages                          22,943        14,824        45,980
Equity Loans                                     105            20         7,177
Financing leases                                  --            --           325
Commercial loans                                 121            --         8,833
Consumer loans                                    --             3            96
Securites                                         --            --        24,049
Mortgage-backed securities                     2,073         9,998        15,579
Interest-earning time deposits                    --            --         6,576
Stock in FHLB of Indianapolis                     --         2,400         2,400
Deferred loan fees                              (243)         (303)         (653)
Loans in process                                  (1)           --          (117)
                                              25,215        27,029       249,920

Interest-bearing Liabiliites
Certificates of deposit                           --            --       131,711
Savings acoounts                                  --            --        11,257
NOW and money market accounts                     --            --        26,872
 FHLB advances                                    --            --        47,500
                                                  --            --           389

                                                  --            --       217,729

Excess (deficiency) of interest-earning
assets over interest bearing liabilities   $  25,215     $  27,029     $  32,185
                                           ---------     ---------     ---------

Cumulative excess (deficiency) of
 interest-earning assets over interest
 bearing liabilities                       $   5,152     $  32,181     $  32,181
                                           ---------     ---------     ---------

Cumulative interest rate gap to total
 interest-earning assets                        2.31%        12.88%        12.88%
Off balance sheet assets (1)               $       1           $--     $  30,569

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

     The adjustable rate first mortgage loans the Bank holds in its portfolio are primarily indexed to the National Median Cost of Funds and interest rate adjustments on these loans may lag behind changes in market rates. At September 30,1997, these loans totaled $108.6 million, or 53.7% of the Bank's total loan portfolio. In August 1996 the Bank began originating adjustable rate mortgage loans using the One Year Treasury Index, and, at September 30, 1997, these loans totaled $31.1 million, or 15.4% of the Bank's total loan portfolio. As a general rule, market rate adjustments on loans indexed to the National Median Cost of Funds lag behind changes in market rates due to the fact that the index is tied to variables that may not reprice on a basis as quickly as market rates (e. g., the One Year Treasury). In a period of rising interest rates, the Bank's adjustable rate residential loans may not adjust upward as quickly as market rates thereby adversely affecting the Company's net interest income. Conversely, in a period of declining interest rates, the Bank's adjustable rate residential loans may not adjust downward as quickly as market rates thereby positively affecting the Company's net interest income. In any case, such adjustments may be limited by loan terms which restrict changes in interest rates on a short-term basis and over the life of the loan.

AVERAGE BALANCE SHEETS

The following are the average balance sheets for the years ended September 30:

                                                      1997            1996        1995
                                                     Average         Average     Average
                                                   Outstanding     Outstanding  Outstanding
                                                     Balance         Balance     Balance
                                                     -------         -------     -------
Assets:                                                          (In thousands)
Interest-earning assets:
     Interest-bearing deposits                        $   1,856    $   6,709    $   7,995
     Securities (1)                                   $  30,765       35,392       39,841
     Mortgage-backed securities (1)                      22,222       19,717       12,558
     Loans receivable (2)                               175,761      133,670      118,735
     Stock in FHLB of Indianapolis                        1,783        1,303        1,223
                                                      ---------    ---------    ---------
         Total interest-earning assets                  232,387      196,791      180,352
Non-interest earning assets, net
  of allowance for loan losses                            4,663        3,792        3,517
                                                      ---------    ---------    ---------

              Total assets                            $ 237,050    $ 200,583    $ 183,869
                                                      =========    =========    =========

Liabilities and shareholders' equity:
Interest-bearing liabilities:
     Savings accounts                                 $  10,359    $   9,746    $   9,774
     NOW and money market accounts                       26,770       26,006       26,672
     Certificates of deposit                            126,202      113,570      106,556
     FHLB borrowings                                     35,057        9,625           --
                                                      ---------    ---------    ---------
         Total interest-bearing liabilities             198,388      158,947      143,002

Other liabilities                                         5,388        4,229        2,838
                                                      ---------    ---------    ---------
     Total liabilities                                  203,776      163,176      145,840

     Shareholders' equity
         Common stock                                    14,015       19,064       20,527
         Treasury stock                                      (3)
         Retained earnings                               20,209       19,718       19,117
         Less common stock acquired by:
              Employee stock ownership plan                (790)      (1,007)      (1,208)
              Recognition and retention plans              (157)        (235)        (407)
              Unrealized gain (loss) on securities
                available for sale                         (100)        (133)          --
                                                      ---------    ---------    ---------
         Total shareholders' equity                   $  33,274       37,407       38,029
                                                      ---------    ---------    ---------

         Total liabilities and shareholders' equity   $ 237,050    $ 200,583    $ 183,869
                                                      =========    =========    =========

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

                                                  Year ended September 30,
                                                  1997      1996      1995
                                                  ----      ----      ----
Average interest rate earned on:
   Interest-earning deposits                      5.17%     6.29%     6.03%
   Securities(l)                                  6.86%     6.17%     5.77%
   Mortage-backed securities(l)                   6.46%     6.15%     5.51%
   Loans receivable                               7.91%     7.67%     7.42%
   Stock in FHLB of Indianapolis                  8.08%     7.90%     7.60%
      Total interest-earning assets               7.61%     7.20%     6.87%

Average interst rate of:

   Savings accounts                               2.68%     2.77%     2.80%
   NOW and money market accounts                  2.89%     3.12%     3.24%

   Certificates of depoist                        5.65%     5.68%     5.30%
   FHLB advances                                  5.63%     5.50%      ---
      Total interst-bearing liabilities           5.12%     5.07%     4.75%

Interst rate spread (2)                           2.49%     2.13%     2.12%
Net yield on interest-eaming assets (3)           3.24%     3.11%     3.10%
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


                                                                               Increase (Decrease) in
                                                                                Net Interest Income
                                                                 ------------------------------------------------
                                                                   Total Net           Due to            Due to
                                                                    Change              Rate             Volume
                                                                 -----------       -----------       ------------
                                                                                    (In thousands)
Year ended September 30, 1997 compared
  to year ended September 30, 1996
      Interest-earning assets
         Interest-bearing deposits                                $  (326)         $   (64)         $  (262)
         Securities                                                   (74)             230             (304)
         Mortgage-backed securities                                   211               64              147
         Loans receivable                                           3,651              332            3,319
         Stock in FHLB of Indianapolis                                 41                2               39
                                                                    3,503              564            2,939
             Total

      Interest-bearing liabilities
         Savings accounts                                               8               (9)              17
         NOW and money market accounts                                (38)             (61)              23
         Certificates of deposit                                      687              (27)             714
         FHLB borrowings                                            1,443               15            1,428

             Total                                                  2,100              (82)           2,182


Change in net interest income                                     $ 1,403          $   646          $   757
                                                                  =======          =======          =======



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
                                                                 ===========       ===========       ============

COMPARISON OF FISCAL YEARS ENDED SEPTEMBER 30,1997 AND SEPTEMBER 30, 1996

     Consolidated net income for the Company for the year ended September 30,1997 was $2.0 million compared to $975,000 for the same period in 1996. The increase of $1.0 million resulted primarily from a $1.4 million increase in net interest income and a $237,000 decrease in noninterest expense, partially offset by a $675,000 increase in income tax expense. For the period ended September 30, 1996, income levels were significantly reduced as a result of a one time special assessment to recapitalize the Savings Association Insurance Fund ("SAIF"). This non-recurring expense was approximately $577,000 on an after tax basis, and net income for the year ended September 30, 1996 would have amounted to $1,552,000 had this special assessment not been incurred.

     The increase in net interest income was due to increases in both the volume of interest-earning assets and higher rates earned on those assets, partially offset by increases in the volume of interest-bearing liabilities. First mortgage loan receivables increased by approximately $38.6 million and commercial and consumer loan receivables by approximately $10.6 million from September 30, 1996 to September 30, 1997. The yield on total interest-earning assets also increased from 7.20% to 7.61% in 1997 while the average rate paid on interest-bearing liabilities increased from 5.07% to 5.12% during the same period. As a result, the interest rate spread increased 36 basis points from 2.13% in 1996 to 2.49% in 1997.

     As of September 30, 1997 net loans, including loans held for sale, were $200.9 million, an increase of $48.9 million from the $152.1 million as of September 30, 1996. Substantial marketing efforts were utilized in the past year to capitalize on the Bank's reputation as a quality local residential lender providing fast and knowledgeable service. This approach led to gross mortgage loan increases of $38.6 million , an increase of 26.2% for the year ended September 30, 1997. Also, although a limited number of small commercial loans were made in 1996, substantial efforts were put forth during the past year to fully develop the small business banking division in our community. As a result, gross commercial loans increased $8.0 million from September 30, 1996 to September 30, 1997.

     Total deposits increased $12.9 million to $171.9 million as of September 30, 1997 from $159.0 million as of September 30, 1996. Federal Home Loan Bank advances and other short term borrowings also increased from $24.5 million at September 30, 1996 to $47.9 million as of September 30, 1997.

     Cash and cash equivalents increased $7.7 million from $1.7 million as of September 30, 1996 to $9.4 million as of September 30, 1997. Net cash provided by financing activities and operating activities amounted to $29.4 million and $1.3 million, respectively, and was partially offset by net cash used in investing activities of $23.0 million.

     During the year ended September 30, 1996, the Company adopted a capital leveraging strategy that involved the purchase of mortgage related and other securities funded primarily with Federal Home Loan Bank ("FHLB") advances. This leveraging portfolio represented $22.7 million of the total securities available for sale at September 30, 1997 compared to $26.6 million at September 30, 1996. As of September 30, 1997, the total securities portfolio amounted to $39.6 million, a decrease of $27.2 million from $66.8 million at September 30, 1996. The total securities portfolio decrease consisted of a decrease in the leveraging portfolio of $3.9 million and a decrease in the remainder of the securities portfolio of $23.3 million, and was the result of securities maturing totaling $27.9 million and principal payments of mortgage-backed securities of $2.9 million offset by net purchases of securities available for sale of $3.4 million.

     The $12.9 million increase in deposits, the $23.0 million increase in FHLB advances, and the $27.2 million decrease in the securities portfolio were primarily used to fund the $48.9 million increase in net loans and the $7.7 million increase in cash and cash equivalents.

     Total liabilities increased $34.2 million from $188.2 million as of September 30, 1996 to $222.4 million as of September 30, 1997. This increase was primarily due to the $12.9 million increase in deposits and the $23.0 million increase in FHLB advances.

     Total shareholders' equity decreased $4.0 million from $37.6 million as of September 30, 1996 to $33.6 million as of September 30, 1997. This decrease was primarily attributable to the repurchase of the Company's common stock during the year in the amount of $6.4 million and the payment of $554,000 in cash dividends during the year, partially offset by net income of $2.0 million for the year ended September 30, 1997.

     The book value of MFB Corp. Common stock, based on the actual number of shares outstanding at each period, increased from $19.05 as of September 30, 1996 to $20.33 as of September 30, 1997.

     Interest income increased $3.5 million during the year ended September 30, 1997 compared to the same period one year ago. The increase was primarily related to increased volumes of loans receivable and an increase in the average rate earned on these assets. Interest expense increased $2.1 million during the most recent twelve month period primarily as a result of increased volumes of certificates of deposit and FHLB advances. Net interest income increased $1.4 million for the year ended September 30, 1997 compared to the year ended September 30, 1996.

     Noninterest income increased from $362,000 for the year ended September 30, 1996 to $425,000 for the twelve months ended September 30, 1997. The increase was primarily due to increased fee income related to demand deposit accounts and brokerage commissions.

     Noninterest expense decreased to $4.6 million for the year ended September 30, 1997 from $4.8 million for the same period last year. This decrease is primarily related to the one time special assessment of $955,000 incurred in the prior year to recapitalize the SAIF, offset by increased compensation expenses, expenses related to the Bank's name change which took effect November 1, 1996, and expenses incurred with the opening of a new full service branch facility on June 6, 1997. To operate the new full service branch facility and attain the substantial loan growth in 1997, the Bank's staff increased by 15 employees during the year. This is the primary reason for the 29% increase in salaries and employee benefit expense from $2.2 million for the year ended September 30, 1996 to $2.8 million for the year ended September 30, 1997.

COMPARISON OF FISCAL YEARS ENDED SEPTEMBER 30,1996
  AND SEPTEMBER 30,1995

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

     Cash and cash equivalents decreased $5.8 million from $7.5 million as of September 30, 1995 to $1.7 million as of September 30, 1996 primarily as a result of a $5.4 million decrease in interest-bearing demand deposits in other financial institutions.

     The securities portfolio consists of government, government agency and mortgage-related securities. Several changes occurred in this portfolio during the year ended September 30, 1996. In November, 1995, the Financial Accounting Standards Board ("FASB") issued a special report, A Guide to Implementation of SFAS No.115 on Accounting for Certain Investments in Debt and Equity Securities ("Guide"). As permitted by the Guide, on November 30, 1995, the Company made a one-time reassessment and transferred securities from the held-to-maturity portfolio to the available-for-sale portfolio. At the date of transfer, these securities had an amortized cost of $47.9 million, and the transfer increased the unrealized appreciation on securities available-for-sale by $196,000 and increased shareholders' equity by $119,000 net of tax of $77,000. In addition, during the year ended September 30, 1996, the Company adopted a capital leveraging strategy that involved the purchase of mortgage related and other securities funded primarily with Federal Home Loan Bank ("FHLB") advances. This leveraging portfolio represented $26.6 million of the total securities portfolio at September 30, 1996. As of September 30, 1996 the total securities portfolio amounted to $66.8 million, an increase of $14.8 million from $52.0 million at September 30, 1995. This increase is primarily related to the $26.6 million increase in the leveraging portfolio, partially offset by net sales and maturities of other securities of $11.8 million during the year.

     The $30.9 million increase in net loans was funded primarily from the $14.4 million increase in deposits, the $5.8 million decrease in cash and cash equivalents and the $11.8 million decrease in securities discussed above.

     Total liabilities increased $39.1 million from $149.1 million as of September 30, 1995 to $188.2 million as of September 30, 1996 primarily due to the $14.4 million increase in deposits and a $24.5 million increase in FHLB advances used to fund the leveraged securities portfolio.

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

     Interest income increased $1.8 million during the year ended September 30, 1996 compared to the same period in 1995. The increase was primarily related to increased volumes of loans receivable and mortgage-backed securities partially offset by a decrease in the volume of lower yielding interest-bearing deposits and securities. A general increase in rates also contributed to the increase. Interest expense increased $1.3 million during the 1996 fiscal year, as compared to 1995, primarily as a result of increased volumes of certificates of deposit and FHLB advances. Increased rates paid on certificates of deposit also contributed to the interest expense increase. Net interest income increased $530,000 for the year ended September 30, 1996 compared to the year ended September 30, 1995.

     Noninterest income increased from $317,000 for the year ended September 30, 1995 to $362,000 for the twelve months ended September 30, 1996. The increase was primarily due to increased fee income related to demand deposit accounts. Noninterest expense increased to $4.8 million for the year ended September 30, 1996 from $3.8 million for the same period last year. This increase is primarily related to the one time special assessment to recapitalize the SAIF of $955,000.

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

LIQUIDITY AND CAPITAL RESOURCES

     Liquidity relates primarily to the Company's ability to fund loan demand, meet deposit customers' withdrawal requirements and provide for operating expenses. Assets used to satisfy these needs consist of cash, deposits with other financial institutions, overnight interest-bearing deposits in other financial institutions and securities, excluding FHLB stock. These assets are commonly referred to as liquid assets.

     A standard measure of liquidity for savings associations is the ratio of cash and eligible investments to a certain percentage of net withdrawable savings and borrowings due within one year. The minimum required ratio is currently set by OTS regulation at 5%, of which at least 1% must be comprised of short-term investments (i.e., generally with a term of less than one year). At September 30, 1997, the Bank's liquidity ratio was 16.98% and the short-term liquidity ratio was 7.06%. Therefore, the Bank's liquidity is well above the minimum regulatory requirements.

     Changes in the Bank's liquidity occur as a result of its operating, investing and financing activities. These activities are discussed below for the years ended September 30, 1997, 1996 and 1995.

     Liquid assets totaled $49.1 million as of September 30, 1997 compared to $69.0 million as of September 30, 1996 and $61.4 million as of September 30, 1995. The $19.9 million decrease in liquidity from September 30, 1996 to September 30, 1997 was primarily due to a $27.1 million decrease in securities, offset by a $7.7 million increase in cash and interest-bearing deposits in other financial institutions. Management believes the liquidity level of $49.1 million as of September 30, 1997 is sufficient to meet anticipated liquidity needs.

     Liquidity levels increased $7.6 million from September 30, 1995 to September 30, 1996 due primarily to a $14.7 million increase in securities, partially offset by a $5.4 million decrease in interest-bearing demand deposits in other financial institutions.

     Short-term borrowings or long-term debt may be used to compensate for reduction in other sources of funds such as deposits and to assist in asset/liability management. The Bank has historically not borrowed significant amounts. However, during the year ended September 30, 1996 the Bank instituted a capital leveraging strategy that involved the purchase of earning assets funded primarily with FHLB advances. As of September 30, 1997, total FHLB borrowings amounted to $47.5 million, $23.5 million of which were used as part of this strategy. The remaining $24 million was used primarily to fund loan portfolio growth. The Bank had commitments to fund loan originations with borrowers totaling $30.6 million at September 30, 1997. In the opinion of management, the Company has sufficient cash flow and other cash resources to meet current and anticipated loan funding commitments, deposit customer withdrawal requirements and operating expenses. There were no short-term borrowings or long-term debt as of September 30, 1995.

     The cash flow statements provide an indication of the Company's sources and uses of cash as well as an indication of the ability of the Company to maintain an adequate level of liquidity. A discussion of the changes in the cash flow statements for the years ended September 30, 1997, 1996 and 1995 follows.

     During the year ended September 30, 1997, net cash and cash equivalents increased $7.7 million from $1.7 million at September 30, 1996 to $9.4 million at September 30, 1997.

     The Company experienced a net increase in cash from operating activities of $1.3 million during the year that was primarily attributable to net income as adjusted for accrual basis accounting. The $23.0 million net decrease in cash from investing activities for the year ended September 30, 1997 was primarily related to the $48.9 million increase in net loans and the $29.7 million purchase of securities and FHLB stock, offset by sales and maturities of securities totaling $53.1 million and $2.9 million of mortgage-backed securities principal payments.

     Financing activities generated net cash of $29.4 million for the year ended September 30, 1997. The net cash was provided primarily from $23.0 million in net new FHLB advances and net deposit increases of $12.9 million, partially offset by the use of $6.4 million to repurchase the Company's stock and $554,000 in cash dividend payments during the year.

     For the year ended September 30, 1996, net cash decreased $5.8 million from $7.5 million at September 30, 1995 to $1.7 million at September 30, 1996. Net cash from operating activities totaled $2.2 million.

     The Company experienced a $44.9 million net decrease in cash from investing activities for the year ended September 30, 1996. This decrease in cash was primarily related to the net increase in loans of $30.9 million and net purchases of securities of $15.2 million.

     Financing activities generated net cash of $37.0 million for the year ended September 30, 1996. The net cash was provided primarily from $24.5 million in new FHLB borrowings and a $14.4 million increase in net deposits, partially offset by the use of $1.5 million to repurchase the Company's stock during the year.

     For the year ended September 30, 1995, net cash increased $1.3 million from $6.2 million at September 30, 1994 to $7.5 million at September 30, 1995. Net cash from operating activities totaled 3.8 million. Of this amount, $2.0 million was related to the September, 1995 commitment to purchase securities (settlement October, 1995), thereby increasing accrued expenses and other liabilities for 1995. The remaining $1.8 million increase for the year ended September 30, 1995 was a result of net income as adjusted for accrual basis accounting.

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

     As of September 30, 1997 management is not aware of any current recommendations by regulatory authorities which, if they were to be implemented, would have, or are reasonably likely to have, a material adverse effect on the Company's liquidity, capital resources or operations.

CURRENT ACCOUNTING ISSUES

     SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities," was issued in 1996. It revises the accounting for transfers of financial assets, such as loans and securities, and for distinguishing between sales and secured borrowings. It became effective for some transactions occurring after December 31, 1996, and will be effective for others in 1998. The impact of partial adoption in 1997 was not material to the 1997 consolidated financial statements and the impact of the complete adoption in 1998 is also not expected to be material to the consolidated financial statements.

     Also, in March 1997, the accounting requirements for calculating earnings per share were revised by SFAS No. 128, "Earnings Per Share." Basic earnings per share for the quarter ending December 31, 1997 and later will be calculated solely on average common shares outstanding. Diluted earnings per share will reflect the potential dilution of stock options and other common stock equivalents. All prior calculations will be restated to be comparable to the new methods. As the Company has dilution from stock options, the new calculation methods will increase basic earnings per share over what otherwise would have been reported as primary earnings per share, while there will be little effect on fully diluted earnings per share.

     In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 130, "Reporting Comprehensive Income". This Statement establishes standards for reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general-purpose financial statements. This Statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Income tax effects must also be shown. This Statement is effective for fiscal years beginning after December 15, 1997. The adoption of SFAS No. 130 is not expected to have a material impact on the results of operations or financial condition of the Company.

     In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. This Statement is effective for financial statements for periods beginning after December 15, 1997. The adoption of SFAS No. 131 is not expected to have a material impact on the results of operations or financial condition of the Company.

IMPACT OF INFLATION

     The audited consolidated financial statements presented herein have been prepared in accordance with generally accepted accounting principles. These principles require measurement of financial position and operating results in terms of historical dollars (except for securities available for sale which are reported at fair market value and loans held for sale which are reported at the lower of cost or estimated market value in the aggregate), without considering changes in the relative purchasing power of money over time due to inflation.

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

     The principal effect of inflation, as distinct from levels of interest rates, on earnings is in the area of noninterest expense. Such expense items as employee compensation, employee benefits, and occupancy and equipment costs may be subject to increases as a result of inflation. An additional effect of inflation is the possible increase in the dollar value of the collateral securing loans made by the Bank. Management is unable to determine the extent, if any, to which properties securing the Bank's loans have appreciated in dollar value due to inflation.

REPORT OF INDEPENDENT AUDITORS



Board of Directors
MFB Corp.
Mishawaka, Indiana


     We have audited the accompanying consolidated balance sheets of MFB Corp. as of September 30, 1997 and 1996 and the related consolidated statements of income, shareholders' equity and cash flows for the years ended September 30, 1997, 1996 and 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MFB Corp. as of September 30, 1997 and 1996, and the results of its operations and its cash flows for the years ended September 30, 1997, 1996 and 1995 in conformity with generally accepted accounting principles.





                                                Crowe, Chizek and Company LLP

South Bend, Indiana
November 3, 1997

                            MFB CORP. AND SUBSIDIARY
                          CONSOLIDATED BALANCE SHEETS
                          September 30, 1997 and 1996


                                                                          1997             1996
                                                                     -------------    -------------
ASSETS
Cash and due from financial institutions                             $   2,905,849    $   1,734,388
Interest-bearing deposits in other financial
     institutions - short-term                                           6,576,499               --
                                                                     -------------    -------------
        Total cash and cash equivalents                                  9,482,348        1,734,388
Interest - bearing time deposits in
     other financial institutions                                               --          495,000
Securities available for sale                                           39,628,414       66,762,558
Federal Home Loan Bank (FHLB) stock, at cost                             2,400,000        1,336,100
Loans held for sale, net of
     unrealized losses of $-0- in 1997                                  12,671,186               --
Loans receivable, net of allowance for loan losses
     of $370,000 in 1997 and $340,000 in 1996                          188,264,198      152,052,092
Accrued interest receivable                                                718,427          818,014
Premises and equipment, net                                              2,612,793        1,969,264
Other assets                                                               143,445          641,707
                                                                     -------------    -------------
        Total assets                                                 $ 255,920,811    $ 225,809,123
                                                                     =============    =============

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
        Deposits
                Noninterest-bearing demand deposits                  $   2,046,702    $   1,942,145
                Savings, NOW and MMDA deposits                          38,130,008       34,779,548
                Other time deposits                                    131,710,557      122,242,796
                                                                     -------------    -------------
                        Total deposits                                 171,887,267      158,964,489
        Securities sold under agreements to repurchase                     388,920               --
        FHLB advances                                                   47,500,000       24,500,000
        Advances from borrowers for taxes and insurance                  1,854,248        1,864,427
        Accrued expenses and other liabilities                             740,360        2,880,838
                                                                     -------------    -------------
                Total liabilities                                      222,370,795      188,209,754

Shareholders' equity
        Common stock, no par value, 5,000,000 shares authorized;
          shares issued: 1,689,417 - 1997, 1,973,980 - 1996;
          shares outstanding: 1,650,567 - 1997, 1,973,980 - 1996        13,108,171       18,316,651
        Retained earnings - substantially restricted                    22,037,441       20,588,797
        Net unrealized appreciation (depreciation) on
          securities available for sale, net of tax of $48,017 in
          1997 and  $(144,252) in 1996                                      73,208         (219,928)
        Unearned Employee Stock Ownership Plan (ESOP) shares              (664,610)        (893,651)
        Unearned Recognition and Retention Plan (RRP) shares              (115,500)        (192,500)
        Treasury Stock, 38,850 common shares, at cost                     (888,694)              --
                                                                     -------------    -------------
                Total shareholders' equity                              33,550,016       37,599,369
                                                                     -------------    -------------
                        Total liabilities and shareholders' equity   $ 255,920,811    $ 225,809,123
                                                                     =============    =============

--------------------------------------------------------------------------------
                  The accompanying notes are an integral part of these consolidated financial statements.

                            MFB CORP. AND SUBSIDIARY
                       CONSOLIDATED STATEMENTS OF INCOME
                 Years ended September 30, 1997, 1996 and 1995


                                                           1997          1996          1995
                                                        -----------   -----------   -----------
Interest income
        Loans receivable, including fees
                Mortgage loans                          $12,945,694   $ 9,956,394   $ 8,780,654
                Consumer and other loans                    550,905       182,177        35,433
                Financing leases and commercial loans       400,120       107,321            --
        Securities - taxable                              3,692,136     3,514,380     3,085,427
        Other interest-earning assets                        95,971       421,984       482,044
                                                        -----------   -----------   -----------
                Total interest income                    17,684,826    14,182,256    12,383,558

Interest expense
        Deposits                                          8,181,489     7,528,321     6,788,376
        Securities sold under agreements
          to repurchase                                       4,138            --            --
        FHLB advances                                     1,971,537       529,025            --
                                                        -----------   -----------   -----------
                Total interest expense                   10,157,164     8,057,346     6,788,376

Net interest income                                       7,527,662     6,124,910     5,595,182

Provision for loan losses                                    30,000        30,000        30,000
                                                        -----------   -----------   -----------
Net interest income after provision
  for loan losses                                         7,497,662     6,094,910     5,565,182

Noninterest income
        Insurance commissions                               133,870       126,819       127,766
        Brokerage Commissions                                23,604            --            --
        Net realized gains from sales of securities
          available for sale                                  6,098         3,731            --
        Other income                                        261,171       231,766       189,648
                                                        -----------   -----------   -----------
                Total noninterest income                    424,743       362,316       317,414

Noninterest expense
        Salaries and employee benefits                    2,772,154     2,152,656     2,336,230
        Occupancy and equipment expense                     579,327       422,388       405,998
        SAIF deposit insurance premium                      147,121     1,291,288       332,175
        Other expense                                     1,099,972       968,951       752,635
                                                        -----------   -----------   -----------
                Total noninterest expense                 4,598,574     4,835,283     3,827,038
                                                        -----------   -----------   -----------
Income before income taxes                                3,323,831     1,621,943     2,055,558

Income tax expense                                        1,321,630       646,793       819,452
                                                        -----------   -----------   -----------
Net income                                              $ 2,002,201   $   975,150   $ 1,236,106
                                                        ===========   ===========   ===========

Net income per common and common
  equivalent shares
        Primary                                         $      1.16   $       .49   $       .59
        Fully diluted                                          1.14           .48           .59

--------------------------------------------------------------------------------
                  The accompanying notes are an integral part of these consolidated financial statements.

                            MFB CORP. AND SUBSIDIARY
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                 Years ended September 30, 1997, 1996 and 1995

                                                                                  Net Unrealized
                                                                                   Appreciation
                                                                                  (Depreciation)
                                                                                   on Securities
                                                                                     Available
                                                                   Retained          For Sale,       Unearned        Unearned
                                                  Common Stock     Earnings          Net of Tax    ESOP Shares      RRP Shares
                                                  ------------     --------          ----------    -----------      ----------

Balance at September 30, 1994                       $21,048,740    $ 18,495,980           $-       $ (1,300,000)   $   (540,052)

Purchase and retirement of 109,361
     shares of common stock                          (1,530,486)             --           --                 --              --
Effect of contribution to fund ESOP                          --              --           --            200,000              --
Market adjustment of 22,516 ESOP shares
     committed to be released                            99,592              --           --                 --              --
Amortization of RRP contribution                             --              --           --                 --         249,900
Tax benefit related to employee stock plans              38,818              --           --                 --              --
Net income for the year ended September 30, 1995             --       1,236,106           --                 --              --
                                                    -----------    ------------         ----       ------------    ------------
Balance at September 30, 1995                        19,656,664      19,732,086           --         (1,100,000)       (290,152)

Purchase and retirement of 103,893
     shares of common stock                          (1,499,024)             --           --                 --              --
Net unrealized appreciation on
     securities available for  sale,
     net of tax $77,821 from transfer of securities          --              --      118,648                 --              --
Cash dividends declared - $.06 per share                     --        (118,439)          --              6,349              --
Effect of contribution to fund ESOP                          --              --           --            200,000              --
Market adjustment of 21,515 ESOP
     shares committed to be released                    117,247              --           --                 --              --
Amortization of RRP contribution                             --              --           --                 --          97,652
Tax benefit related to employee stock plans              41,764              --           --                 --              --
Net change in unrealized appreciation (depreciation)
     on securities available for sale,
     net of tax of ($222,073)                                --              --     (338,576)                --              --
Net income for the year ended September 30, 1996             --         975,150           --                 --              --
                                                    -----------    ------------     --------       ------------    ------------
Balance at September 30, 1996                        18,316,651      20,588,797     (219,928)          (893,651)       (192,500)

                                                                 Total
                                                    Treasury   Shareholders'
                                                      Stock       Equity
                                                      -----       ------

Balance at September 30, 1994                          $-      $ 37,704,668

Purchase and retirement of 109,361
     shares of common stock                             -        (1,530,486)
Effect of contribution to fund ESOP                     -           200,000
Market adjustment of 22,516 ESOP shares
     committed to be released                           -            99,592
Amortization of RRP contribution                        -           249,900
Tax benefit related to employee stock plans             -            38,818
Net income for the year ended September 30, 1995        -         1,236,106
                                                     ----       -----------

Balance at September 30, 1995                           -        37,998,598

Purchase and retirement of 103,893
     shares of common stock                             -        (1,499,024)
Net unrealized appreciation on
     securities available for  sale,
     net of tax $77,821 from transfer of securities     -           118,648
Cash dividends declared - $.06 per share                -          (112,090)
Effect of contribution to fund ESOP                     -           200,000
Market adjustment of 21,515 ESOP
     shares committed to be released                    -           117,247
Amortization of RRP contribution                        -            97,652
Tax benefit related to employee stock plans             -            41,764
Net change in unrealized appreciation (depreciation
     on securities available for sale,
     net of tax of ($222,073)                           -          (338,576)
Net income for the year ended September 30, 1996        -           975,150
                                                     ----       -----------
Balance at September 30, 1996                           -        37,599,369

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Years ended September 30, 1997, 1996 and 1995


                                                                                                    Net Unrealized
                                                                                                     Appreciation
                                                                                                    (Depreciation)
                                                                                                    on Securities
                                                                                                      Available
                                                                                      Retained        For Sale,       Unearned
                                                                    Common Stock      Earnings        Net of Tax      ESOP Shares
                                                                     ------------    ------------    ------------    ------------
Balance at September 30, 1996                                        $ 18,316,651    $ 20,588,797    $   (219,928)   $   (893,651)

Purchase and retirement of 288,063 shares of common stock              (5,381,427)             --              --              --
Purchase of 45,000 shares of treasury stock                                    --              --              --              --
Stock option exercise-issuance of 3,500 common shares                      35,000              --              --              --
Stock option exercise-issuance of 6,150 shares of treasury stock          (79,181)             --              --              --
Cash dividends declared - $ .32 per share                                      --        (553,557)             --          29,041
Effect of contribution to fund ESOP                                            --              --              --         200,000
Market adjustment of 23,276 ESOP shares committed to be released          188,153              --              --              --
Amortization of RRP contribution                                               --              --              --              --
Tax benefit related to employee stock plans                                28,975              --              --              --
Net change in unrealized appreciation (depreciation) on securities
 available for sale, net of tax of $192,269                                    --              --         293,136              --
Net income for the year ended September 30, 1997                               --       2,002,201              --              --
                                                                     ------------    ------------    ------------    ------------
Balance at September 30, 1997                                        $ 13,108,171    $ 22,037,441    $     73,208    $   (664,610)
                                                                     ============    ============    ============    ============

                                                                                                        Total
                                                                        Unearned        Treasury     Shareholders'
                                                                      RRP Shares        Stock           Equity
                                                                      ------------    ------------    ------------
Balance at September 30, 1996                                         $   (192,500)             $-    $ 37,599,369

Purchase and retirement of 288,063 shares of common stock                       --              --      (5,381,427)
Purchase of 45,000 shares of treasury stock                                     --      (1,029,375)     (1,029,375)
Stock option exercise-issuance of 3,500 common shares                           --              --          35,000
Stock option exercise-issuance of 6,150 shares of treasury stock                --         140,681          61,500
Cash dividends declared - $ .32 per share                                       --              --        (524,516)
Effect of contribution to fund ESOP                                             --              --         200,000
Market adjustment of 23,276 ESOP shares committed to be released                --              --         188,153
Amortization of RRP contribution                                            77,000              --          77,000
Tax benefit related to employee stock plans                                     --              --          28,975
Net change in unrealized appreciation (depreciation) on securities
 available for sale, net of tax of $192,269                                     --              --         293,136
Net income for the year ended September 30, 1997                                --              --       2,002,201
                                                                      ------------    ------------    ------------
Balance at September 30, 1997                                         $   (115,500)   $   (888,694)   $ 33,550,016
                                                                      ============    ============    ============

--------------------------------------------------------------------------------
                  The accompanying notes are an integral part of these consolidated financial statements.

                            MFB CORP. AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                 Years ended September 30, 1997, 1996 and 1995


                                                                         1997            1996            1995
                                                                     ------------    ------------    ------------
Cash flows from operating activities
        Net income                                                   $  2,002,201    $    975,150    $  1,236,106
        Adjustments to reconcile net income
          to net cash from operating activities
                Depreciation and amortization, net of
                  accretion                                               473,203         272,595         315,899
                Amortization of RRP contribution                           77,000          97,652         249,900
                Provision for loan losses                                  30,000          30,000          30,000
                Net realized gains from sales of
                  securities available for sale                            (6,098)         (3,731)             --
                Market adjustment of ESOP shares
                  committed to be released                                188,153         117,247          99,592
                ESOP expense                                              200,000         200,000         200,000
                Net change in:
                        Accrued interest receivable                        99,587              94         (70,836)
                        Other assets                                      498,262         (44,501)       (301,900)
                        Accrued expenses and other liabilities         (2,303,772)        586,591       2,050,282
                                                                     ------------    ------------    ------------
                                Net cash from operating activities      1,258,536       2,231,097       3,809,043

Cash flows from investing activities
        Net change in interest-bearing time
          deposits in other financial institutions                        495,000       1,385,000       1,485,000
        Net change in loans receivable                                (48,913,292)    (30,900,930)     (5,914,327)
        Proceeds from:
                Sales of securities available for sale                 25,186,766      10,212,124              --
                Principal payments of mortgage-backed
                  and related securities                                2,938,521       2,280,597       1,283,272
                Maturities of securities available for sale            27,877,752      16,697,252              --
                Maturities of securities held to maturity                      --       4,300,000      14,350,000
        Purchase of:
                Securities available for sale                         (28,634,913)    (48,218,517)             --
                Securities held to maturity                                    --        (500,000)    (12,910,926)
                FHLB stock                                             (1,063,900)        (65,300)        (95,300)
                Premises and equipment, net                              (859,211)       (137,440)       (244,856)
                                                                     ------------    ------------    ------------
                        Net cash from investing activities            (22,973,277)    (44,947,214)     (2,047,137)


                            MFB CORP. AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                 Years ended September 30, 1997, 1996 and 1995


                                                                 1997            1996            1995
Cash flows from financing activities
        Purchase of MFB Corp. common stock                  $ (6,410,802)   $ (1,499,024)   $ (1,530,486)
        Net change in deposits                                12,922,778      14,412,719         947,319
        Net change in securities sold under
          agreements to repurchase                               388,920              --              --
        Proceeds from FHLB advances                           66,735,000      24,500,000              --
        Repayment of FHLB advances                           (43,735,000)             --              --
        Proceeds from exercise of stock options                   96,500              --              --
        Net change in advances from
          borrowers for taxes and insurance                      (10,179)       (305,151)        122,579
        Cash dividends paid                                     (524,516)       (112,090)             --
                                                            ------------    ------------    ------------
                Net cash from financing activities            29,462,701      36,996,454        (460,588)
                                                            ------------    ------------    ------------
Net change in cash and cash equivalents                        7,747,960      (5,719,663)      1,301,318

Cash and cash equivalents at beginning of year                 1,734,388       7,454,051       6,152,733
                                                            ------------    ------------    ------------
Cash and cash equivalents at end of year                    $  9,482,348    $  1,734,388    $  7,454,051
                                                            ============    ============    ============

Supplemental disclosures of cash flow information
        Cash paid during the year for
                Interest                                    $ 10,113,767    $  7,988,256    $  6,786,274
                Income taxes                                     868,000         974,755         883,000

Supplemental schedule of noncash investing activities
        Transfer from:
                Investment securities to securities
                  held to maturity                                   $--             $--    $ 54,931,715
                Securities held to maturity to securities
                  available for sale                                  --      47,898,025              --
                Loans receivable to loans held for sale       12,671,186              --              --

--------------------------------------------------------------------------------
                  The accompanying notes are an integral part of these consolidated financial statements.

                            MFB CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       September 30, 1997, 1996 and 1995

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The accompanying consolidated financial statements include the accounts of MFB Corp., Inc. and its wholly-owned subsidiary (together referred to as "the Company"), MFB Financial (the "Bank"), a federal stock savings bank, and Mishawaka Financial Services, Inc., a wholly-owned subsidiary of the Bank. Mishawaka Financial Services, Inc. is engaged in the sale of credit life, general fire and accident, car, home and life insurance as agent for the Bank's customers and the general public. All significant intercompany transactions and balances are eliminated in consolidation.

Nature of Business and Concentrations of Credit Risk: The primary source of income for the Company results from granting commercial and residential real estate loans in Mishawaka and the surrounding area. Loans secured by real estate mortgages comprise approximately 96% of the loan portfolio at September 30, 1997 and are primarily secured by residential mortgages. The Company operates primarily in the banking industry which accounts for more than 90% of its revenues, operating income and assets.

Use of Estimates In Preparing Financial Statements: The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period, as well as the disclosures provided. Areas involving the use of estimates and assumptions in the accompanying financial statements include the allowance for loan losses, fair values of securities and other financial instruments, determination and carrying value of loans held for sale, determination and carrying value of impaired loans, the value of mortgage servicing rights, the value of stock options, the realization of deferred tax assets, and the determination of depreciation of premises and equipment recognized in the Company's financial statements. Actual results could differ from those estimates. Estimates associated with the allowance for loan losses and the fair values of securities and other financial instruments are particularly susceptible to material change in the near term.

Cash and Cash Equivalents: For purposes of reporting cash flows, cash and cash equivalents is defined to include the Company's cash on hand, due from financial institutions and short-term interest-bearing deposits in other financial institutions. The Company reports net cash flows for customer loan transactions, deposit transactions, short term borrowings having an original maturity of 90 days or less, advances from borrowers for taxes and insurance, and interest-bearing time deposits in other financial institutions.

                            MFB CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       September 30, 1997, 1996 and 1995

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities: Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported separately in shareholders' equity, net of tax. Securities are classified as trading when held for short term periods in anticipation of market gains, and are carried at fair value. Securities are written down to fair value when a decline in fair value is not temporary.

Gains and losses on the sale of securities are determined using the specific identification method based on amortized cost and are reflected in results of operations at the time of sale. Interest and dividend income, adjusted by amortization of purchase premium or discount over the estimated life of the security using the level yield method, is included in earnings.

Loans Held for Sale: Mortgage loans intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized in a valuation allowance by charges to income.

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

                            MFB CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       September 30, 1997, 1996 and 1995


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Foreclosed Real Estate: Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at fair value at the date of acquisition, establishing a new cost basis. Any reduction to fair value from the carrying value of the related loan at the time of acquisition is accounted for as a loan loss and charged against the allowance for loan losses. Valuations are periodically performed by management and valuation allowances are adjusted through a charge to income for changes in fair value or estimated selling costs. There were no properties held as foreclosed real estate at September 30, 1997 or 1996.

Income Taxes: Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through income tax expense. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

                            MFB CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       September 30, 1997, 1996 and 1995

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Premises and Equipment: Land is carried at cost. Buildings and improvements and furniture and equipment are carried at cost, less accumulated depreciation and amortization computed principally by using the straight-line method over the estimated useful lives of the assets. These assets are reviewed for impairment when events indicate the carrying amount may not be recoverable.

Servicing Rights:  Prior to adopting Statement of Financial Accounting Standards
(SFAS) No. 122 on October 1, 1996, servicing right assets were recorded only for purchased rights to service mortgage loans. Subsequent to adopting this standard, servicing rights represent both purchased rights and the allocated value of servicing rights retained on loans sold. Servicing rights are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the rights, using groupings of the underlying loans as to interest rates and then, secondarily, as to geographic and prepayment characteristics. Any impairment of a grouping is reported as a valuation allowance. The effect of adopting this standard was not material.

Excess servicing receivable is reported when a loan sale results in servicing income in excess of normal amounts, and is expensed over the life of the servicing on the interest method.

Employee Stock Ownership Plan (ESOP): The Company accounts for its ESOP under AICPA Statement of Position (SOP) 93-6. The cost of shares issued to the ESOP, but not yet allocated to participants, are presented as a reduction of shareholders' equity. Compensation expense is recorded based on the average market price of the shares committed to be released for allocation to participant accounts. The difference between the market price and the cost of shares committed to be released is recorded as an adjustment to common stock. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings; dividends on unearned ESOP shares are reflected as a reduction of debt and accrued interest.

ESOP shares are outstanding for earnings per share calculations as they are committed to be released; unearned shares are not considered outstanding.

Financial Instruments with Off-Balance-Sheet Risk: The Company, in the normal course of business, makes commitments to make loans which are not reflected in the consolidated financial statements. A summary of these commitments is disclosed in Note 12.

                            MFB CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       September 30, 1997, 1996 and 1995



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Earnings Per Share: Earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding and common share equivalents which would arise from considering dilutive stock options. The weighted average number of shares for calculating earnings per common share is:

                      1997        1996        1995
                    ---------   ---------   ---------
Primary             1,732,528   2,008,323   2,083,528
Fully diluted       1,752,687   2,035,087   2,106,785

Stock Compensation: Expense for employee compensation under stock option plans is based on Accounting Principles Board (APB) Opinion 25, with expense reported only if options are granted below market price at grant date. If applicable, disclosures of net income and earnings per share are provided as if the fair value method of SFAS No. 123 were used for stock-based compensation.

Reclassifications: Certain amounts in the 1996 and 1995 consolidated financial statements were reclassified to conform with the 1997 presentation.


NOTE 2 - SECURITIES AVAILABLE FOR SALE

The amortized cost and fair value of securities available for sale are as follows:

                                                     September 30, 1997
                                                    Gross                          Gross
                                   Amortized       Unrealized      Unrealized      Fair
                                    Cost           Gains           Losses         Value
Debt securities
        U.S. Government
          and federal agencies   $ 23,617,973   $    109,623    $     (7,877)   $ 23,719,719
        Mortgage-backed            15,588,866         26,506         (36,077)     15,579,295
                                 ------------   ------------    ------------    ------------
                                   39,206,839        136,129         (43,954)     39,299,014
Marketable equity securities          300,350         29,050              --         329,400
                                 ------------   ------------    ------------    ------------
                                 $ 39,507,189   $    165,179    $    (43,954)   $ 39,628,414
                                 ============   ============    ============    ============

                            MFB CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       September 30, 1997, 1996 and 1995


NOTE 2 - SECURITIES AVAILABLE FOR SALE (Continued)

                                                    September 30, 1996
                                                 Gross                          Gross
                                 Amortized       Unrealized      Unrealized      Fair
                                  Cost           Gains           Losses         Value
                               ------------   ------------    ------------    ------------
Debt securities
        U.S. Government and
          federal agencies     $ 40,159,602   $    142,886    $    (95,325)   $ 40,207,163
        Mortgage-backed          24,473,181             --        (399,246)     24,073,935
                               ------------   ------------    ------------    ------------
                                 64,632,783        142,886        (494,571)     64,281,098
Marketable equity securities      2,493,955             --         (12,495)      2,481,460
                               ------------   ------------    ------------    ------------
                               $ 67,126,738   $    142,886    $   (507,066)   $ 66,762,558
                               ============   ============    ============    ============


The amortized cost and fair value of debt securities by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                            September 30, 1997
                                         -------------------------
                                          Amortized       Fair
                                            Cost          Value
                                         -----------   -----------
Due in one year or less                  $ 4,189,883   $ 4,207,833
Due after one year through five years     16,080,773    16,137,593
Due after five years through ten years     3,347,317     3,374,293
                                         -----------   -----------
                                          23,617,973    23,719,719
Mortgage-backed securities                15,588,866    15,579,295
                                         -----------   -----------
                                         $39,206,839   $39,299,014
                                         ===========   ===========

Proceeds from sales of securities available for sale were $25,186,766 during the year ended September 30, 1997. Gross gains of $59,828 and gross losses of $53,730 were realized on these sales. During the year ended September 30, 1996, proceeds from the sales of securities available for sale were $10,212,124 with gross gains of $25,154 and gross losses of $21,423 realized on these sales. The Company did not sell any securities during the year ended September 30, 1995.

On November 30, 1995, securities with an amortized cost of $47,898,025 were reclassified from held to maturity to available for sale based on interpretations issued for SFAS No. 115. The transfer increased the unrealized appreciation on securities available for sale by $196,469 and shareholders' equity by $118,648, net of tax of $77,821.

                            MFB CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       September 30, 1997, 1996 and 1995


NOTE 3 - LOANS RECEIVABLE, NET

Loans receivable, net at September 30 are summarized as follows:

                                                                   1997             1996
                                                               -------------    -------------
First mortgage loans (principally conventional)
        Principal balances
                Secured by one-to-four family residences       $ 164,598,210    $ 143,750,857
                Construction loans                                 8,245,274        5,004,730
                Other                                                130,800          162,643
                                                               -------------    -------------
                                                                 172,974,284      148,918,230
                Less undisbursed portion of construction and
                  other mortgage loans                              (117,394)      (1,961,107)
                                                               -------------    -------------
                        Total first mortgage loans               172,856,890      146,957,123

Consumer and other loans:
        Principal balances
                Home equity and second mortgage                    7,176,832        3,790,075
                Commercial                                         8,832,629          876,348
                Financing leases                                     325,048        1,124,624
                Other                                                 96,079           83,843
                                                               -------------    -------------
                        Total consumer and other loans            16,430,588        5,874,890
Allowance for loan losses                                           (370,000)        (340,000)
Net deferred loan origination fees                                  (653,280)        (439,921)
                                                               -------------    -------------
                                                               $ 188,264,198    $ 152,052,092
                                                               =============    =============


Activity in the allowance for loan losses is summarized as follows for the years ended September 30:

                                 1997       1996       1995
                               --------   --------   --------
Balance at beginning of year   $340,000   $310,000   $280,000
Provision for loan losses        30,000     30,000     30,000
Charge-offs                          --         --         --
Recoveries                           --         --         --
                               --------   --------   --------
Balance at end of year         $370,000   $340,000   $310,000
                               ========   ========   ========

At September 30, 1997 and 1996, no portion of the allowance for loan losses was allocated to impaired loan balances as there were no loans considered impaired loans as of or for the years ended September 30, 1997 and 1996.

                            MFB CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       September 30, 1997, 1996 and 1995


NOTE 3 - LOANS RECEIVABLE, NET (Continued)

Certain directors and executive officers of the Company and its subsidiary, including associates of such persons, are loan customers. A summary of the related party loan activity, for loans aggregating $60,000 or more to any one related party, is as follows:

                                  1997           1996
                              -----------    -----------
Balance - beginning of year   $ 1,032,494    $   592,367
New loans                              --        494,208
Repayments                       (104,773)       (54,081)
                              -----------    -----------
Balance - end of year         $   927,721    $ 1,032,494
                              ===========    ===========


NOTE 4 - PREMISES AND EQUIPMENT, NET

Premises and equipment at September 30 are summarized as follows:

                                                1997           1996
                                            -----------    -----------
Land                                        $   558,681    $   558,681
Buildings and improvements                    2,165,843      1,729,332
Real estate held for future expansion           128,885        128,885
Furniture and equipment                       1,291,437        868,737
                                            -----------    -----------
        Total cost                            4,144,846      3,285,635
Accumulated depreciation and amortization    (1,532,053)    (1,316,371)
                                            -----------    -----------
                                            $ 2,612,793    $ 1,969,264
                                            ===========    ===========

                            MFB CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       September 30, 1997, 1996 and 1995


Depreciation and amortization of premises and equipment, included in occupancy and equipment expense was approximately $216,000, $145,000 and $129,000 for the years ended September 30, 1997, 1996 and 1995, respectively.


NOTE 5 - DEPOSITS

The aggregate amount of short-term jumbo certificates of deposit in denomination of $100,000 or more was approximately $24,892,000 and $24,488,000 at September 30, 1997 and 1996.

At September 30, 1997, the scheduled maturities of certificates of deposit are as follows for the years ended September 30:

        1998                      $96,037,352
        1999                       28,099,054
        2000                        5,409,231
        2001                        1,620,700
        2002 and thereafter           544,220
                                 ------------
                                 $131,710,557
                                 ============

NOTE 6 - SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under agreements to repurchase consist of obligations of the Company to other parties. These arrangements are all one-day retail repurchase agreements and are secured by investment securities. Such collateral is held by safekeeping agents of the Company. Information concerning securities sold under agreements to repurchase as of September 30, 1997, is summarized as follows:

        Average daily balance during the year          $97,365
        Average interest rate during the year             4.25%
        Maximum month end balance during the year     $388,920

Securities underlying these agreements at year end were as follows:

        Carrying value of securities    $3,530,000
        Fair value                      $3,508,000

There were no securities sold under agreements to repurchase at September 30, 1996.


NOTE 7 - FEDERAL HOME LOAN BANK ADVANCES

At September 30, 1997, advances from the Federal Home Loan Bank of Indianapolis with fixed and variable rates ranging from 5.01% to 5.95% mature in the year ending September 30 as follows:

        1998           $22,000,000
        1999             8,500,000
        2000             6,000,000
        2002            11,000,000
                       -----------
                       $47,500,000
                       ===========

FHLB advances are secured by all FHLB stock, qualifying first mortgage loans, government agency and mortgage backed securities. At September 30, 1997, collateral of approximately $216,365,000 is pledged to the FHLB to secure advances outstanding.

                            MFB CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       September 30, 1997, 1996 and 1995


NOTE 8 - EMPLOYEE BENEFITS

Employee Pension Plan: The Bank is part of a qualified noncontributory multiple-employer defined benefit pension plan covering substantially all of its employees. The plan is administered by the trustees of the Financial Institutions Retirement Fund (Retirement Fund). There is no separate valuation of plan benefits nor segregation of plan assets specifically for the Bank because the plan is a multiple-employer plan and separate actuarial valuations are not made with respect to each employer nor are the plan assets so segregated. As of July 1, 1997, the latest actuarial valuation date, total plan assets exceeded the actuarially determined value of total vested benefits. The cost of the plan is set annually as an established percentage of wages. Pension plan expense for the years ended September 30, 1997, 1996 and 1995 was approximately $1,500, $3,000 and $179,000, respectively. Pension plan expense for the year ended September 30, 1997 and 1996 was reduced due to a change in the benefit formula from 2% of high 5 year average salary for each year of benefit service to 1.5%.

401(k) Plan: On July 1, 1996, the Company adopted a retirement savings 401(k) plan which covers all full time employees who are 21 or older and have completed one year of service. Beginning August 1, 1996, participants may defer up to 15% of compensation. The Company matches 50% of elective deferrals on 6% of the participants' compensation. Expense for the 401(k) plan for the years ended September 30, 1997 and 1996 was approximately $42,000 and $5,000, respectively.

Employee Stock Ownership Plan (ESOP): In conjunction with its stock conversion, the Company established an ESOP for eligible employees. Employees with at least one year of employment and who have attained age twenty-one are eligible to participate. The ESOP borrowed $1,400,000 from the Company to purchase 140,000 shares of common stock issued in the conversion at $10 per share. Collateral for the loan is the unearned shares of common stock purchased by the ESOP with the loan proceeds. The loan will be repaid principally from the Company's discretionary contributions to the ESOP over a period of seven years. The interest rate for the loan is 6.25%. Shares purchased by the ESOP will be held in suspense until allocated among ESOP participants as the loan is repaid.

ESOP expense was approximately $388,000, $317,000 and $300,000 for the years ended September 30, 1997, 1996 and 1995. Contributions to the ESOP, including dividends on unearned ESOP shares, was approximately $229,000, $206,000 and $200,000 during the years ended September 30, 1997, 1996 and 1995.

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

                            MFB CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       September 30, 1997, 1996 and 1995


NOTE 8 - EMPLOYEE BENEFITS (Continued)

Benefits are payable in the form of stock except for fractional shares which are paid in cash upon termination of employment. The Company's contributions to the ESOP are not fixed, so benefits payable under the ESOP cannot be estimated.

ESOP participants receive distributions from their ESOP accounts only upon termination of service.

At September 30, 1997, 1996 and 1995,  23,276,  21,515 and 22,516 shares with an average fair value of $17.92, $15.04 and $13.31 per share, were committed to be released.

The ESOP shares as of September 30 were as follows:

                                                    1997           1996
                                                 -----------    -----------
Allocated shares                                      78,968         55,692
Unearned shares                                       61,032         84,308
Shares withdrawn from the plan by participants        (5,601)        (2,347)
        Total ESOP shares held in the plan           134,399        137,653
                                                 -----------    -----------
Fair value of unearned shares                    $ 1,419,000    $ 1,560,000
                                                 ===========    ===========

Recognition  and  Retention  Plans  (RRPs):   In  conjunction   with  its  stock
conversion, the Company established RRPs as a method of providing directors, officers and other key employees of the Company with a proprietary interest in the Company in a manner designed to encourage such persons to remain with the Company. Eligible directors, officers and other key employees of the Company become vested in awarded shares of common stock at a rate of 20% per year commencing March 24, 1994. The RRPs acquired, in the aggregate, 70,000 shares of common stock issued in the conversion at $10 per share and 70,000 shares were awarded to RRP participants at no cost to them. RRP expense for the years ended September 30, 1997, 1996 and 1995 was approximately $77,000, $98,000 and $250,000, respectively.

Stock Option Plan: The Board of Directors of the Company adopted the MFB Corp. Stock Option Plan (the "Option Plan"). The number of options authorized under the Plan is 200,000 shares of common stock. Officers, employees and outside directors of the Company and its subsidiary are eligible to participate in the Option Plan. The option exercise price must be no less than 85% of the fair market value of common stock on the date of the grant, and the option term cannot exceed ten years and one day from the date of the grant. As of September 30, 1997, all options granted have an exercise price of at least 100% of the market value of the common stock on the date of grant and no compensation expense was recognized for stock options for the years ended September 30, 1997, 1996 and 1995.

                            MFB CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       September 30, 1997, 1996 and 1995


NNOTE 8 - EMPLOYEE BENEFITS (Continued)

SFAS No. 123, which became effective for the year ended September 30, 1997, requires pro forma disclosures for companies that do not adopt its fair value accounting method for stock-based employee compensation. The effects on the Company's net income and earnings per share under the provisions of SFAS No. 123 were not material for the years ended September 30, 1997 and 1996. In future years, the pro forma effect of not applying this standard is expected to increase as additional options are granted.

Activity in the Option Plan for the years ended is summarized as follows:


                                                                                     Weighted
                                                                                      Average
                                    Available       Options        Exercise           Exercise
                                    For Grant       Outstanding     Price              Price
                                    ---------       -----------     -----              -----

Balance at September30,1994           30,000        170,000       $       10.00      $   10.00
Granted                              (20,000)        20,000       $       15.00      $   15.00
Exercised                                 --             --       $-                 $-
Forfeited                                 --             --       $-                 $-
                                      ------        -------       ------ ------      ---------
Balanced at September 30, 1995        10,000        190,000       $10.00-$15.00      $   10.53

Granted                              (10,000)        10,000       $       15.25      $   15.25
Exercised                                 --             --       $-                 $-
Forfeited                                 --             --       $-                 $-
                                      ------        -------       ------ ------      ---------
Balance at September 30, 1996             --        200,000       $10.00-$15.25      $   10.76

Granted                                   --             --       $-                 $-
Exercised                                 --         (9,650)      $       10.00      $   10.00
Forfeited                                 --             --       $-                 $-
                                      ------        -------       ------ ------      ---------
Balance at September 30, 1997             --        190,350       $10.00-$15.25      $   10.80
                                     =======        =======       =============      =========


Options exercisable at September 30 are as follows:

                                              Weighted
                        Number                Average
                       of Options          Exercise Price
                       ----------          --------------
        1995            170,000                 $10.00
        1996            174,000                 $10.11
        1997            180,000                 $10.28

                            MFB CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       September 30, 1997, 1996 and 1995


NOTE 9 - INCOME TAXES

The Company files consolidated income tax returns. Prior to fiscal 1997, if certain conditions were met in determining taxable income, the Bank was allowed a special bad debt deduction based on a percentage of taxable income (8% for fiscal 1996 and 1995) or on specified experience formulas. The Bank used the percentage-of-taxable-income method for the tax year ended September 30, 1995, but was unable to use this method for the tax year ended September 30, 1996. Tax legislation passed in August 1996 now requires the Bank to deduct a provision for bad debts for tax purposes based on actual loss experience and recapture the excess bad debt reserve accumulated in tax years after September 30, 1987. The related amount of deferred tax liability which must be recaptured is approximately $446,000 and is payable over a six year period beginning no later than the tax year ending September 30, 1999.

Income tax expense for the years ended September 30 are summarized as follows:

                                            1997         1996          1995
Federal
        Current                          $  765,810     $725,920      $622,992
        Deferred                            264,314     (225,467)       12,487
                                          1,030,124      500,453       635,479
State
        Current                             223,225      225,213       176,270
        Deferred                             68,281      (78,873)        7,703
                                            291,506      146,340       183,973

             Total income tax expense    $1,321,630   $  646,793    $  819,452

Total income tax expense differed from the amounts computed by applying the federal income tax rate of 34% in all periods presented to income before income taxes as a result of the following for the years ended September 30:

                                               1997           1996           1995
                                           -----------    -----------    -----------
Income taxes at statutory rate             $ 1,130,103    $   551,461    $   698,890
Tax effect of:
        State tax, net of federal income
          tax effect                           192,394         96,584        121,422
        Excess of fair value of ESOP
          shares released over cost             63,972         39,864         33,861
        Other items, net                       (64,839)       (41,116)       (34,721)
                                           -----------    -----------    -----------
                Total income tax expense   $ 1,321,630    $   646,793    $   819,452
                                           ===========    ===========    ===========


                            MFB CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       September 30, 1997, 1996 and 1995


NOTE 9 - INCOME TAXES (Continued)

The components of the net deferred tax asset (liability) recorded in the consolidated balance sheets as of September 30 are as follows:

                                                1997         1996
                                             ---------    ---------
Deferred tax assets
        RRP expense                          $  16,363    $  16,363
        Net deferred loan fees                 277,644      186,966
        Net unrealized depreciation
          on securities available for sale          --      144,252
        SAIF assessment                             --      405,235
        Other                                   18,652           --
                                             ---------    ---------
                                               312,659      752,816
Deferred tax liabilities
        Accretion                              (59,882)     (28,817)
        Depreciation                           (48,685)     (42,807)
        Bad debt deduction                    (288,825)    (300,895)
        Net unrealized appreciation on
          securities available for sale        (48,017)          --
        Other                                  (39,171)     (27,354)
                                             ---------    ---------
                                              (484,580)    (399,873)
Valuation allowance                                 --           --
                                             ---------    ---------
        Net deferred tax asset (liability)   $(171,921)   $ 352,943
                                             =========    =========

Federal income tax laws provided savings banks with additional bad debt deductions through the tax year ended September 30, 1987, totaling $4,596,000 for the Bank. Accounting standards do not require a deferred tax liability to be recorded on this amount, which liability would otherwise total $1,563,000 at September 30, 1997 and 1996. If the Bank were liquidated or otherwise ceases to be a bank or if tax laws change, the $1,563,000 would be recorded as expense.


NOTE 10 - REGULATORY MATTERS

The Bank is subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements.

                            MFB CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       September 30, 1997, 1996 and 1995


NOTE 10 - REGULATORY MATTERS (Continued)

The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If only adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required.

The Bank's actual capital and required capital amounts and ratios are presented below:

                                                                                       Minimum
                                                                                      Requirement
                                                                                  Minimum To Be Well
                                                                Requirement       Capitalized Under
                                                                For Capital       Prompt Corrective
                                            Actual            Adequacy Purposes    Action Provisions
                                            ------            -----------------    -----------------
                                      Amount      Ratio      Amount      Ratio    Amount       Ratio
                                      ------      -----      ------      -----    ------       -----
        (Dollars in thousands)
As of September 30, 1997
        Total capital (to risk
          weighted assets)             $32,184      25.40%   $10,139      8.00%   $12,673      10.00%
        Tier I (core) capital
          (to risk weighted assets)     31,814      25.10      5,069      4.00      7,604       6.00
        Tier I (core) capital (to
          adjusted total assets)        31,814      12.43      7,676      3.00        N/A        N/A
        Tangible capital (to
          adjusted total assets)        31,814      12.43      3,838      1.50        N/A        N/A
        Tier I (core) capital (to
          average assets)               31,814      13.42      9,482      4.00     11,853       5.00

As of September 30, 1996
        Total capital (to risk
          weighted assets)             $31,668      32.69%   $ 7,749      8.00%   $ 9,686      10.00%
        Tier I (core) capital
        (to risk weighted assets)       31,328      32.34      3,874      4.00      5,812       6.00
        Tier I (core) capital
          (to adjusted total assets)    31,328      13.85      6,785      3.00        N/A        N/A
        Tangible capital (to
          adjusted total assets)        31,328      13.85      3,392      1.50        N/A        N/A
        Tier I (core) capital (to
          average assets)               31,328      15.62      8,023      4.00     10,029       5.00


Regulations of the Office of Thrift Supervision limit the dividends that may be paid without prior approval of the Office of Thrift Supervision. The Bank is currently a "well-capitalized" Tier 1 institution and can make distributions during a year of 100% of its net income to date during the year plus one-half its "surplus capital ratio" (the excess over its capital requirements) at the beginning of the calendar year. Accordingly, at September 30, 1997 approximately $11,548,000 of the Bank's retained earnings is available for distribution to the Company.

                            MFB CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       September 30, 1997, 1996 and 1995


NOTE 11 - OTHER NONINTEREST  INCOME AND EXPENSE

Other noninterest income and expense amounts are summarized as follows for the years ended September 30:


                                                     1997           1996           1995
                                                 -----------    -----------    -----------
Other noninterest income
        Service charges and fees                 $   200,759    $   174,315    $   124,232
        Other                                         60,412         57,451         65,416
                                                 -----------    -----------    -----------
                                                 $   261,171    $   231,766    $   189,648
                                                 ===========    ===========    ===========

Other noninterest expense
        Advertising and promotion                $   179,423    $   190,614    $    15,000
        Data processing                              281,171        200,940        175,734
        Professional fees                            143,550        175,341        116,008
        Printing, postage, stationery,
          and supplies                               192,514        123,215         87,229
        Direct loan origination costs deferred      (245,981)      (203,332)       (99,228)
        Other                                        549,295        482,173        457,892
                                                 -----------    -----------    -----------
                                                 $ 1,099,972    $   968,951    $   752,635
                                                 ===========    ===========    ===========



NOTE 12 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK
          AND CONTINGENCIES

Various outstanding commitments and contingent liabilities are not reflected in the financial statements. Commitments to make loans at September 30 are as follows:

                                            1 9 9 7                                 1 9 9 6
                             Fixed          Variable                   Fixed         Variable
                           Rate Loans      Rate Loans    Total       Rate Loans      Rate Loans      Total
                           -----------   -----------   -----------   -----------   -----------   -----------
First mortgage loans       $ 4,784,788   $ 3,816,543   $ 8,601,331   $ 1,680,256   $ 7,500,852   $ 9,181,108
Commercial loans             2,029,260     6,964,446     8,993,706            --            --            --
Unused lines of credit         717,622     8,931,973     9,649,595       307,028     7,059,117     7,366,145
Unused commercial loan
  line of credit                    --     1,825,409     1,825,409            --            --            --
Unused construction loan
  lines of credit                   --     1,380,909     1,380,909            --     2,721,545     2,721,545
                           -----------   -----------   -----------   -----------   -----------   -----------
                           $ 7,531,670   $22,919,280   $30,450,950   $ 1,987,284   $17,281,514   $19,268,798
                           ===========   ===========   ===========   ===========   ===========   ===========

                            MFB CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       September 30, 1997, 1996 and 1995


NOTE 12 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK
  AND CONTINGENCIES (Continued)

Fixed rate loan commitments at September 30, 1997 are at rates primarily ranging from 7.125% to 10.75%. These fixed rate loan commitments are primarily for terms ranging from 15 to 30 year terms. Rates on variable rate loans range from 6.50% to 9.25% and are tied primarily to the National Monthly Median Cost of Funds Ratio to SAIF - Insured Institutions.

Since commitments to make loans and to fund unused lines of credit and loans in process may expire without being used, the amounts do not necessarily represent future cash commitments. In addition, commitments are agreements to lend to a customer as long as there is no violation of any condition established in the contract. The maximum exposure to credit loss in the event of nonperformance by the other party is the contractual amount of these instruments. The same credit policy is used to make such commitments as is used for loans receivable.

Under employment agreements with certain executives, officers, certain events leading to separation from the Company could result in cash payments totaling $1,018,000 as of September 30, 1997.

The Company and the Bank are subject to certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial position or results of operation of the Company.


NOTE 13 - PARENT COMPANY FINANCIAL STATEMENTS

Presented below are the condensed financial statements for the parent company, MFB Corp.

                            CONDENSED BALANCE SHEETS
                          September 30, 1997 and 1996

                                                                 1997         1996
                                                             -----------   -----------
ASSETS
Cash and cash equivalents                                    $   796,186   $   887,580
Equity securities available for sale                             329,400            --
Investment in Bank subsidiary                                 31,939,172    31,108,173
Note receivable from Bank subsidiary                                  --     4,750,000
Loan receivable from ESOP                                        664,610       893,651
Other assets                                                       1,438        31,501
                                                             -----------   -----------
        Total assets                                         $33,730,806   $37,670,905
                                                             ===========   ===========

LIABILITIES
Accrued expenses and other liabilities                       $   180,790   $    71,536

SHAREHOLDERS' EQUITY                                          33,550,016    37,599,369
                                                             -----------   -----------
                Total liabilities and shareholders' equity   $33,730,806   $37,670,905
                                                             ===========   ===========

                            MFB CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       September 30, 1997, 1996 and 1995


NOTE 13 - PARENT COMPANY FINANCIAL STATEMENTS (Continued)

                         CONDENSED STATEMENTS OF INCOME
                 Years ended September 30, 1997, 1996 and 1995

                                                    1997          1996           1995
                                                -----------   -----------    -----------
Dividends from bank - cash                      $ 2,000,000           $--            $--
Interest income                                      57,723        74,390         85,212
Interest expense                                      3,319            --             --
Other expenses                                      107,243       153,973        132,605
                                                -----------   -----------    -----------
Income (loss) before income taxes
  and equity in undistributed net income
  of Bank subsidiary                              1,947,161       (79,583)       (47,393)

Income tax benefit                                   22,803        32,887         19,326
                                                -----------   -----------    -----------
Income (loss) before equity in
  undistributed net income of Bank subsidiary     1,969,964       (46,696)       (28,067)

Equity in undistributed net income
  of Bank subsidiary                                 32,237     1,021,846      1,264,173
                                                -----------   -----------    -----------
Net income                                      $ 2,002,201   $   975,150    $ 1,236,106
                                                ===========   ===========    ===========

                            MFB CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       September 30, 1997, 1996 and 1995



NOTE 13 - PARENT COMPANY FINANCIAL STATEMENTS (Continued)

                       CONDENSED STATEMENTS OF CASH FLOWS
                 Years ended September 30, 1997, 1996 and 1995

                                                                1997           1996           1995
                                                             -----------    -----------    -----------
Cash flows from operating activities
        Net income                                           $ 2,002,201    $   975,150    $ 1,236,106
        Adjustments to reconcile net income to
          net cash  from operating activities
                Amortization, net of accretion                        --             --         (4,237)
                Equity in undistributed net income of
                  Bank subsidiary
                        Bank                                     (32,237)    (1,021,846)    (1,264,173)
                Net change in other assets                        30,063        287,659       (317,424)
                Net change in accrued expenses and
                  other liabilities                               97,747         40,417         27,738
                                                             -----------    -----------    -----------
                        Net cash from operating activities     2,097,774        281,380       (321,990)

Cash flows from investing activities
        Net change in interest-bearing deposits
          in other financial institutions                             --        948,366             --
        Principal repayments on loan receivable
          from ESOP                                              229,041        206,349        200,000
        Principal repayments on note receivable
          from Bank subsidiary                                 4,750,000      1,000,000      1,000,000
        Purchase of securities available for sale               (300,350)            --     (4,945,231)
        Proceeds from maturities of securities                        --             --      5,400,000
                                                             -----------    -----------    -----------
                Net cash from investing activities             4,678,691      2,154,715      1,654,769

Cash flows from financing activities
        Purchase of MFB Corp. common stock                    (6,410,802)    (1,499,024)    (1,530,486)
        Proceeds from exercise of stock options                   96,500             --             --
        Cash dividends paid                                     (553,557)      (118,439)            --
                                                             -----------    -----------    -----------
                Net cash from financing activities            (6,867,859)    (1,617,463)    (1,530,486)
                                                             -----------    -----------    -----------
Net change in cash and cash equivalents                          (91,394)       818,632       (197,707)

Cash and cash equivalents at beginning
  of year                                                        887,580         68,948        266,655
                                                             -----------    -----------    -----------
Cash and cash equivalents at end of year                     $   796,186    $   887,580    $    68,948
                                                             ===========    ===========    ===========

                            MFB CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       September 30, 1997, 1996 and 1995


NOTE 14 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table shows the estimated fair values and the related carrying amounts of the Company's financial instruments at September 30, 1997 and 1996. Items which are not financial instruments are not included.

                                                1 9 9 7                           1 9 9 6
                                      Carrying         Estimated          Carrying        Estimated
                                       Amount          Fair Value          Amount        Fair Value
                                       ------          ----------          ------        ----------

Cash and cash equivalents           $   9,482,348    $   9,482,000    $   1,734,388    $   1,734,000
Interest-bearing time deposits
  in other financial institutions              --               --          495,000          495,000
Securities available for sale          39,628,414       39,628,000       66,762,558       66,763,000
FHLB stock                              2,400,000        2,400,000        1,336,100        1,336,000
Loans held for sale, net               12,671,186       12,671,000               --               --
Loans receivable, net of
  allowance for loan losses           188,264,198      191,855,000      152,052,092      152,341,000
Accrued interest receivable               718,427          718,000          818,014          818,000
Noninterest bearing demand
  deposits                             (2,046,702)      (2,047,000)      (1,942,145)      (1,942,000)
Savings, NOW and MMDA
  deposits                            (38,130,008)     (38,130,000)     (34,779,548)     (34,780,000)
Other time deposits                  (131,710,557)    (131,975,000)    (122,242,796)    (122,579,000)
Securities sold under
  agreements to repurchase               (388,920)        (389,000)              --               --
FHLB advances                         (47,500,000)     (47,092,000)     (24,500,000)     (24,337,000)


For purposes of the above disclosures of estimated fair value, the following assumptions were used as of September 30, 1997 and 1996. The estimated fair value for cash and cash equivalents is considered to approximate cost. The estimated fair value of interest-bearing time deposits in other financial institutions is based upon estimates of the rate the Company would receive on such deposits at September 30, 1997 and 1996, applied for the time period until maturity. The estimated fair value for securities available for sale, is based upon quoted market values for the individual securities or for equivalent securities. The estimated fair value for loans held for sale, net, is based on the price offered in the secondary market on September 30, 1997 for loans having similar interest rates and maturities. The estimated fair value for loans receivable is based upon estimates of the difference in interest rates the Company would charge the borrowers for similar such loans with similar maturities made at September 30, 1997 and 1996, applied for an estimated time period until the loan is assumed to reprice or be paid. In addition, when computing the estimated fair value for loans receivable, the allowance for loan losses was subtracted from the calculated fair value for consideration of credit issues. The estimated fair value for FHLB stock, accrued interest receivable, noninterest bearing demand deposits, savings, NOW and MMDA deposits is based upon their carrying value. The estimated fair value for other time deposits as well as securities sold under agreements to repurchase and FHLB advances is based upon estimates of the rate the Company would pay on such deposits or borrowings at September 30, 1997 and 1996, applied for the time period until maturity. The estimated fair value of other financial instruments and off-balance-sheet loan commitments approximate cost and are not considered significant to this presentation.

                            MFB CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       September 30, 1997, 1996 and 1995


NOTE 14 - FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

While these estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that were the Company to have disposed of such items at September 30, 1997 and 1996, the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. The estimated fair values at September 30, 1997 and 1996 should not necessarily be considered to apply at subsequent dates.

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


NOTE 15 - SAIF DEPOSIT INSURANCE PREMIUM

The deposits of savings associations such as the Bank are insured by the Savings Association Insurance Fund (SAIF). A recapitalization plan signed into law on September 30, 1996 provided for a one-time assessment of 65.7 basis points applied to all SAIF deposits as of March 31, 1995. Based on the Bank's deposits as of this date, a one-time assessment of approximately $955,000 was paid and recorded as SAIF deposit insurance premium expense for the year ended September 30, 1996.


NOTE 16 - IMPACT OF NEW ACCOUNTING STANDARDS

SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities," was issued in 1996. It revises the accounting for transfers of financial assets, such as loans and securities, and for distinguishing between sales and secured borrowings. It became effective for some transactions occurring after December 31, 1996, and will be effective for others in 1998. The impact of partial adoption in 1997 was not material to the 1997 consolidated financial statements and the impact of the complete adoption in 1998 is also not expected to be material to the consolidated financial statements.

Also, in March 1997, the accounting requirements for calculating earnings per share were revised by SFAS No. 128, "Earnings Per Share." Basic earnings per share for the quarter ending December 31, 1997 and later will be calculated solely on average common shares outstanding. Diluted earnings per share will reflect the potential dilution of stock options and other common stock equivalents. All prior calculations will be restated to be comparable to the new methods. As the Company has dilution from stock options, the new calculation methods will increase basic earnings per share over what otherwise would have been reported as primary earnings per share, while there will be little effect on fully diluted earnings per share.

                            MFB CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       September 30, 1997, 1996 and 1995


NOTE 16 - IMPACT OF NEW ACCOUNTING STANDARDS (Continued)

In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 130, "Reporting Comprehensive Income". This Statement establishes standards for reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general-purpose financial statements. This Statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Income tax effects must also be shown. This Statement is effective for fiscal years beginning after December 15, 1997. The adoption of SFAS No. 130 is not expected to have a material impact on the results of operations or financial condition of the Company.

In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. This Statement is effective for financial statements for periods beginning after December 15, 1997. The adoption of SFAS No. 131 is not expected to have a material impact on the results of operations or financial condition of the Company.

                            MFB CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       September 30, 1997, 1996 and 1995


NOTE 17 - SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                Year Ended September 30, 1997
                                              ---------------------------------
                                                1st      2nd      3rd     4th
(In thousands, except per share data)         Quarter  Quarter  Quarter Quarter
                                              -------  -------  ------- -------

Interest income                                $4,107   $4,270   $4,511   $4,797

Interest expense                                2,339    2,428    2,612    2,778
                                               ------   ------   ------   ------

Net interest income                             1,768    1,842    1,899    2,019

Provision for loan losses                           7        8        7        8
                                               ------   ------   ------   ------

Net interest income after provision for loan    1,761    1,834    1,892    2,011
  losses

Noninterest income                                113       86      108      118

Noninterest expense                             1,084    1,055    1,156    1,304
                                               ------   ------   ------   ------

Income before income taxes                        790      865      844      825

Income tax expense                                314      343      336      329
                                               ------   ------   ------   ------

Net income                                     $  476   $  522   $  508   $  496
                                               ======   ======   ======   ======

Earnings per common and common
  equivalent share                             $  .26   $  .30   $  .30   $  .29
                                               ======   ======   ======   ======

                            MFB CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       September 30, 1997, 1996 and 1995



NOTE 17 - SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED) (Continued)



                                         Year Ended September 30, 1996
(In thousands,                        1st       2nd      3rd        4th
except per share data)              Quarter   Quarter  Quarter    Quarter
                                    -------   -------   -------   -------
Interest income                     $ 3,215   $ 3,400   $ 3,633   $ 3,934

Interest expense                      1,834     1,932     2,050     2,241
                                    -------   -------   -------   -------

Net interest income                   1,381     1,468     1,583     1,693

Provision for loan losses                 8         7         8         7
                                    -------   -------   -------   -------

Net interest income after
     provision for loan
     losses                           1,373     1,461     1,575     1,686

Noninterest income                       83       121        91        67

Noninterest expense                     871       924       963     2,077


Income (loss) before income taxes       585       658       703      (324)

Income tax expense                      233       262       279      (127)
                                    -------   -------   -------   -------

Net income (loss)                   $   352   $   396   $   424   $  (197)
                                    =======   =======   =======   =======

Earnings (loss) per common and
     common equivalent share        $   .17   $   .20   $   .22   $  (.10)
                                    =======   =======   =======   =======

                            MFB CORP. AND SUBSIDIARY
                             DIRECTORS AND OFFICERS
                               September 30, 1997


MFB CORP. AND MFB FINANCIAL DIRECTORS

M. Gilbert Eberhart (age 63) has served as Secretary of the Bank since 1987. He is also a dentist based in Mishawaka.

Thomas F. Hums (age 64) served as President and Chief Executive Officer of the Bank from 1972 until September 1995. He also served as President and Chief Executive Officer of Mishawaka Financial from 1975 until September 1995.

Jonathan E. Kintner (age 54) is an optometrist based in Mishawaka.

Michael J. Marien (age 50) is a Sales Representative with Signode Corporation, a division of ITW.

Marian K. Torian (age 76) has served as Chairman of the Bank and of Mishawaka Financial since 1977. She also served as a teacher with School City of Mishawaka.

Charles J. Viater (age 42) has served as President and Chief Executive Officer of the Bank and Mishawaka Financial since September 1995. He previously served as Executive Vice President for Amity Federal Bank and Chief Financial Officer of Amity Bancshares, Inc. beginning in December 1990.

Reginald H. Wagle (age 55) has served as Vice President of Memorial Health Foundation since 1992. Until 1992, he was a free-lance political consultant and until 1991, he also served as District Director for the Office of United States Representative John P. Hiler, Third Congressional District of Indiana.

In addition, Christine A. Lauber has served as a non-voting advisory member since January 21, 1997. She is a Certified Public Accountant in private practice in South Bend, Indiana.

                             MFB FINANCIAL OFFICERS

Charles J. Viater                                 Timothy C. Boenne
President and Chief Executive Officer*            Vice President and Controller

Stephen F. Rathka                                 Thomas A. Smith
Senior Vice President                             Vice President

William L. Stockton, Jr.                          Michael J. Portolese
Senior Vice President                             Vice President

M. Gilbert Eberhart
Secretary*

* Holds same position with MFB Corp.

                            MFB CORP. AND SUBSIDIARY
                            SHAREHOLDER INFORMATION
                               September 30, 1997


Market Information

The common stock of MFB Corp. is traded on the National Association of Securities Dealers Automated Quotation System, National Market System, under the symbol "MFBC." As of September 30, 1997, there were approximately 670 shareholders of record. The following table sets forth market price and dividend information for the Company's common stock for the periods indicated.

                                                           Dividend
Fiscal Quarters Ended      High Trade      Low Trade       Declared
---------------------      ----------      ---------       --------
December 31, 1995             $16.25         $14.75         $--
March 31, 1996                 15.25          13.75          --
June 30, 1996                  14.75          13.75          --
September 30, 1996             19.00          13.75            .06
December 31, 1996              19.25          15.50            .08
March 31, 1997                 19.75          16.63            .08
June 30, 1997                  19.75          18.75            .08
September 30, 1997             23.50          19.13            .08

Transfer Agent and Registrar           Special Counsel
        Registrar and Transfer Co.          Barnes & Thornburg
        10 Commerce Drive                   1313 Merchants Company Building
        Cranford, NJ 07016                  11 South Meridan Street
                                            Indianapolis, IN 46204

        Independent Auditors
        Crowe, Chizek and Company LLP
        330 East Jefferson Blvd.
        South Bend, IN 46601

Shareholder and General Inquiries

The Company is required to file an Annual Report on Form 10-K for its fiscal year ended September 30, 1997 with the Securities and Exchange Commission. Copies of this annual report may be obtained without charge upon written request to:

Charles J. Viater
President and Chief Executive Officer
MFB Corp.
121 South Church Street
PO Box 528
Mishawaka, IN 46546

Office Locations
      Main Office             Branch Office           Mortgage Office
      121 S. Church St.       411 W. McKinley Ave.    227 S. Main St, Suite 110
      Mishawaka, IN 46544     Mishawaka, IN 46545     Elkhart, IN 46516

      Branch Office           Branch Office           Branch Office
      402 W. Cleveland Rd.    2427 Mishawaka Ave.     2304 Lincolnway East
      Mishawaka, IN 46545     South Bend, IN 46615    Goshen, IN 46526