Form 10-K, Exhibit 13
period 1998-09-30
MFB CORP
filed 1998-12-29
CIK 916396

ANNUAL REPORT
                                 TO SHAREHOLDERS



                                TABLE OF CONTENTS
                                                                            Page

Letter to Shareholders ....................................................   1
Selected Consolidated Financial Data ......................................   2
Management's Discussion and Analysis ......................................   3
Report of Independent Auditors ............................................  18
Consolidated Balance Sheets ...............................................  19
Consolidated Statements of Income .........................................  20
Consolidated Statements of Shareholders' Equity ...........................  21
Consolidated Statements of Cash Flows .....................................  23
Notes to Consolidated Financial Statements ................................  25
Directors and Officers ....................................................  51
Shareholder Information ...................................................  52


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

                                                         1
TO OUR SHAREHOLDERS

On behalf of our employees, the Board of Directors and myself, it is my pleasure to provide you with the 1998 Annual Report of MFB Corp. (the "Company"), the holding company for MFB Financial (the "Bank"). In March of 1994, after the formation of MFB Corp., the Bank converted to a federal stock savings bank and this report summarizes our fourth full year of operation as a stock company.

I am pleased to report that a number of milestones were achieved this past year and that we have further positioned the Company to compete successfully in the fiercely competitive financial services industry. We have developed an infrastructure to support the delivery of quality products and services to such an extent that we can aggressively market ourselves to the consumer and small business segments of our community with renewed confidence. By increasing our Company-wide commitment to the development of new customer relationships, the strategic goals of growth and diversification continue to be realized. MFB Financial is a full service banking organization offering the wide variety of products, services and delivery systems necessary to grow and remain competitive. As we look at the financial highlights of the past year, I believe you will agree that the Company and the Bank have taken another important step forward.

Total assets of the Company grew by more than $59 million during the past year, representing the largest growth ever achieved by the Company in a single year. The Bank's loan portfolio grew by more than $44 million, which ranks second only to last year's increase. A strategic emphasis on increasing both the residential and small business lending allowed growth of this magnitude to occur. The small business banking division continues to mature and attract local businesses. The desire for local service and local decision making has clearly had a positive influence on the growth we have experienced. We will continue to focus attention on the small business community in an effort to further diversify our asset mix and improve earnings.

Continued emphasis on core deposit relationships resulted in an increase in our deposit base of almost $9 million during the year. Non-interest demand accounts increased significantly as did other deposit base categories. The bulk of the asset growth was funded through increased usage of Federal Home Loan Bank borrowings, a valuable alternative to often higher cost certificate of deposit accounts.

The Company experienced improved net interest income as well. In fact, net interest income for the year amounted to over $8.6 million, an all time high for the Company. In addition and as a result of increased emphasis on the sale of longer term, fixed rate loans, non-interest income more than doubled from the levels of the previous year. Even with the $1.0 million increase in general and administrative expenses incurred as a direct result of the Bank's growth, diluted earnings per share increased over 18% to $1.37 per share from $1.16 per share.

The Company reduced the number of outstanding common shares by over 176,000 during the year. In addition, our quarterly dividend was increased again this year to $.085 per outstanding share. These events have all contributed to the generation of long term shareholder value.

The pages that follow provide additional information about the past year's performance. Management remains committed to serving the financial needs of our community effectively and profitably. These efforts will continue to grow the value of your investment in a prudent, intelligent fashion. We appreciate the continued confidence you have displayed in MFB Corp. and will continue to operate the Company in an effort to reward that confidence.



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



                                                                                    At September 30,
                                                                                     (In Thousands)
                                                           1998           1997            1996           1995           1994
                                                           ----           ----            ----           ----           ----
Summary of Financial Condition:
Total assets                                           $   314,961     $   255,921    $   225,809    $   187,065     $   183,753
Loans held for sale, net                                    13,517          12,671              -              -               -
Loans receivable, net                                      232,832         188,264        152,052        121,181         115,297
Cash and cash equivalents                                   17,904           9,482          1,734          7,454           6,153
Securities, including FHLB stock                            46,456          42,028         68,099         53,293          56,107
Interest-bearing time deposits in
     other financial institutions                                -               -            495          1,880           3,365
Deposits                                                   180,666         171,887        158,964        144,552         143,604
Securities sold under agreements to repurchase               2,366             389              -              -               -
FHLB advances                                               92,726          47,500         24,500              -               -
Shareholders' equity                                        30,886          33,550         37,599         37,999          37,705

                                                                                Years Ended September 30,
                                                                                     (In Thousands)
                                                           1998           1997            1996           1995           1994
                                                           ----           ----            ----           ----           ----
Summary of Operating Results:
Interest income                                        $    20,838     $    17,685    $    14,182    $    12,383     $    11,545
Interest expense                                            12,204          10,157          8,057          6,788           6,019
                                                       -----------     -----------    -----------    -----------     -----------
     Net interest income                                     8,634           7,528          6,125          5,595           5,526
Provision for loan losses                                      120              30             30             30              30
                                                       -----------     -----------    -----------    -----------     -----------
     Net interest income after provision
     for loan losses                                         8,514           7,498          6,095          5,565           5,496
Noninterest income
     Insurance commissions                                     143             134            127            128             127
     Brokerage commissions                                      36              24              -              -               -
     Net gain from sales of securities                           8               6              3              -               -
     Net gains from sales of loans                             333               -              -              -               -
     Loan servicing fees, net                                   12               -              -              -               -
     Other                                                     432             261            232            189             151
                                                       -----------     -----------    -----------    -----------     -----------
         Total noninterest income                              964             425            362            317             278
Noninterest expense
     Salaries and employee benefits                          3,414           2,772          2,153          2,336           1,969
     Occupancy and equipment expense                           720             580            422            406             379
     SAIF deposit insurance premium                            108             147          1,291            332             341
     Other expense                                           1,383           1,100            969            753             666
                                                       -----------     -----------    -----------    -----------     -----------
         Total noninterest expense                           5,625           4,599          4,835          3,827           3,355
Income before income taxes                                   3,853           3,324          1,622          2,055           2,419
Income tax expense                                           1,617           1,322            647            819             887
                                                       -----------     -----------    -----------    -----------     -----------
     Net income                                        $     2,236     $     2,002    $       975    $     1,236     $     1,532
                                                       ===========     ===========    ===========    ===========     ===========

Supplemental Data:
Return on assets (1)                                          .80%           .84%            .49%           .67%           .86%
Return on equity (2)                                         6.69           5.83            2.55           3.25           5.60
Interest rate spread (3)                                     2.54           2.49            2.13           2.12           2.57
Net yield on average interest-earning assets (4)             3.17           3.24            3.11           3.10           3.18
Dividend pay-out ratio (5)                                  23.26          26.45           11.32              -              -
Net interest income to operating expenses (6)              153.48         163.70          126.67         146.20         164.71
Equity-to-assets (7)                                         9.81          13.11           16.65          20.31          20.52
Average interest-earning assets to average interest-bearing
   liabilities                                             114.05         117.14          123.81         126.12         117.61
Non-performing assets to total assets                         .09            .10             .09            .17            .07
Non-performing loans to total loans                           .05            .14             .13            .25            .09
Allowance for loan losses to total loans, net                 .19            .20             .22            .26            .24
Allowance for loan losses to non-performing loans          365.78         141.76          171.72         100.65         261.68
Basic earnings per common share (8)                    $     1.44      $    1.21      $      .51     $      .62      $     .48
Diluted earnings per common share (8)                  $     1.37      $    1.16      $      .50     $      .61      $     .47
Dividends declared per share                           $      .335     $     .32      $      .06     $       -       $       -
Book value per share                                   $    20.95      $   20.33      $    19.05     $    18.29      $   17.24

(1)  Net income divided by average total assets.
(2)  Net income divided by average total equity.
(3) Interest rate spread is calculated by subtracting average interest rate cost from average interest rate earned.
(4)  Net interest income divided by average interest-earning assets.
(5)  Dividends declared per share divided by basic earnings per share.
(6)  Operating expenses consist of other expenses less taxes.
(7)  Total equity divided by total assets.
(8)  Earnings per common and common equivalent share subsequent to conversion.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

The principal business of the Bank has historically consisted of attracting deposits from the general public and the small business community and making loans secured by various types of collateral, including real estate and general business assets. The Bank is significantly affected by prevailing economic conditions as well as government policies and regulations concerning, among other things, monetary and fiscal affairs, housing and financial institutions. Deposit flows are influenced by a number of factors, including interest rates paid on competing investments, account maturities, fee structures, and level of personal income and savings. Lending activities are influenced by the demand for and supply of housing lenders, the availability and cost of funds and various other issues. Sources of funds for lending activities of the Bank include deposits, borrowings, payments on loans and income provided from operations. The Company's earnings are primarily dependent upon the Bank's net interest income, the difference between interest income and interest expense.

Interest income is a function of the balances of loans and investments outstanding during a given period and the yield earned on such loans and investments. Interest expense is a function of the amount of deposits and borrowings outstanding during the same period and interest rates paid on such deposits and borrowings. The Company's earnings are also affected by the Bank's provisions for loan and real estate losses, service charges, retained mortgage loan servicing fees, income from subsidiary activities, operating expenses and income taxes.


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

A key element of the Company's asset/liability plan is to protect net earnings from changes in interest rates by managing the maturity or repricing mismatch between its interest-earning assets and rate-sensitive liabilities. The Company has sought to reduce exposure to its earnings through the use of adjustable rate loans and through the sale of fixed rate loans in the secondary market, and by extending funding maturities through the use of FHLB advances.

As part of its efforts to monitor and manage interest rate risk, the Company uses the Net Portfolio Value ("NPV") methodology adopted by the Office of Thrift Supervision as part of its capital regulations. In essence, this approach calculates the difference between the present value of expected cash flows from assets and the present value of expected cash flows from liabilities, as well as cash flows from off-balance-sheet contracts. The difference is the NPV. As of June 30, 1998, (the most recently available data), after a 200 basis point rate decrease, the Company's NPV ratio was 11.67%. In the event of a 200 basis point increase in rates, the Company's NPV ratio was 12.08%. Management and the Board of Directors review the OTS measurements on a quarterly basis to determine whether the Company's interest rate exposure is within the limits established by the Board of Directors in the Company's interest rate risk policy.

The Company's asset/liability management strategy dictates acceptable limits on the amounts of change in NPV given certain changes in interest rates. The table presented here, as of June 30, 1998, is an analysis of the Company's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 400 basis points.

     Change in
  Interest Rates                                  NPV as % of Portfolio
  In Basis           Net Portfolio Value            Value of Assets
  Points                                           NPV
(Rate Shock) (1)  $ Amount $ Change % Change      Ratio         Change (1)
----------------  -------- -------- --------      -----         ----------
                                            (Dollars in Thousands)
      +400        $27,628  $(10,601)   (28)%        10.17%        (273)

      +300         31,202    (7,027)   (18)         11.21         (169)

      +200         34,428    (3,801)   (10)         12.08          (82)

      +100         37,104    (1,125)    (3)         12.74          (16)

          0        38,229         -      -          12.90            -

      - 100        37,408      (821)    (2)         12.47          (43)

      - 200        35,339    (2,890)    (8)         11.67         (123)

      - 300        33,382    (4,847)   (13)         10.91         (199)

      - 400        31,518    (6,711)   (18)         10.18         (272)

(1)  Expressed in basis points

     As illustrated in the table, the Company's NPV declines both in rising and falling interest rate environments. This phenomenon occurs primarily as a result of the historically low interest rate environment that existed at June 30, 1998, the heavy concentration of adjustable rate loans in the loan portfolio and the related prepayment assumption used in the OTS model. Specifically, the table indicates that, at June 30, 1998, the Company's NPV was $38.2 million or 12.9% of the market value of portfolio assets. Based upon the assumptions utilized, an immediate 200 basis point increase in market interest rates would result in a $3.8 million or 9.9% decline in the Company's NPV and would result in a 82 basis point or 6.4% decline in the Company's NPV ratio to 12.0%. Similarly, an immediate 200 basis point decrease in market interest rates would result in a $2.9 million or 7.6% decline in the Company's NPV, and a 123 basis point or 9.5% decline in the Company's NPV ratio to 11.7%. Both percentage declines in the Company's NPV at June 30, 1998 were within the limit in the Company's Board-approved guidelines.

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

The Board of Directors and management of the Company believe that certain factors afford the Company the ability to operate successfully despite its exposure to interest rate risk. The Company manages its interest rate risk by originating adjustable rate loans and by selling a portion of its fixed rate one-to-four family real estate loans. While the Company generally originates mortgage loans for its own portfolio, sales of fixed rate first mortgage loans with maturities of 15 years or greater are currently undertaken to manage interest rate risk. Loans classified as held for sale as of September 30, 1998 are $13.5 million. The Company retains the servicing on loans sold in the secondary market and, at September 30, 1998, $25.6 million in such loans were being serviced for others. The Company also maintains capital well in excess of regulatory requirements.

The Company's investment strategy is to maintain a diversified portfolio of high quality investments that minimize interest rate and credit risks while maximizing investment return and to provide liquidity necessary to meet funding needs. Wholesale banking activities are conducted as a means to supplement net income and to achieve desired growth targets. This strategy involves the acquisition of assets funded through sources other than retail deposits, such as FHLB advances. The goal is to create interest rate spreads between asset yields and funding costs within acceptable risk parameters while improving return on equity.

The Company's cost of funds responds to changes in interest rates due to the relatively short-term nature of its deposit portfolio. The Company offers a range of maturities on its deposit products at competitive rates and monitors the maturities on an ongoing basis.

AVERAGE BALANCE SHEETS

The following are the average balance sheets for the years ended September 30:


                                                     1998               1997               1996
                                                    Average            Average            Average
                                                  Outstanding        Outstanding        Outstanding
Assets:                                             Balance            Balance            Balance
Interest earning assets:                                           (In Thousands)
     Interest-bearing deposits                    $      9,633       $      1,856      $      6,709
     Securities (1)                                     13,541             30,765            35,392
     Mortgage-backed securities (1)                     23,218             22,222            19,717
     FHLB stock                                          3,446              7,783             1,303
     Loans held for sale                                 2,401                 35                 -
     Loans receivable (2)                              220,244            175,726           133,670
                                                  ------------       ------------      ------------
         Total interest-earning assets                 272,483            232,387           196,791
Noninterest-earning assets, net
  of allowance for loan losses                           5,414              4,663             3,792
                                                  ------------       ------------      ------------
              Total assets                        $    277,897       $    237,050      $    200,583
                                                  ============       ============      ============

Liabilities and equity:
Interest-bearing liabilities:
     Savings accounts                             $     10,737       $     10,359      $      9,746
     NOW and money market accounts                      30,065             26,770            26,006
     Certificates of deposit                           130,350            126,202           113,570
     Repurchase agreements                               1,647                 97                 -
     FHLB advances                                      66,123             34,960             9,625
                                                  ------------       ------------      ------------
         Total interest-bearing liabilities            238,922            198,388           158,947
Other liabilities                                        5,571              4,316             3,451
                                                  ------------       ------------      ------------
              Total liabilities                        244,493            202,704           162,398
Shareholders' equity:
     Common stock                                       12,921             14,015            19,064
     Retained earnings                                  22,958             21,381            20,496
     Net unrealized gain (loss) on
       securities available for sale                        56               (100)             (133)
     Less common stock acquired by:
         Employee stock ownership plan                    (565)              (790)           (1,007)
         Recognition and retention plan                    (80)              (157)             (235)
     Treasury stock                                     (1,886)                (3)                -
                                                  ------------       ------------      ------------
     Total shareholders' equity                         33,404             34,346            38,185
                                                  ------------       ------------      ------------
     Total liabilities and
       shareholders' equity                       $    277,897       $    237,050      $    200,583
                                                  ============       ============      ============


(1) Average outstanding balances reflect unrealized gain (loss) on securities available for sale.

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



                                                               Year ended September 30,
                                                         1998            1997             1996
Average interest rate earned on:
     Interest-bearing deposits                           5.81%           5.17%           6.29%
     Securities (1)                                      6.65            6.86            6.17
     Mortgage-backed securities (1)                      5.84            6.46            6.15
     FHLB stock                                          8.01            8.08            7.90
     Loans held for sale                                 7.41               -               -
     Loans receivable                                    7.98            7.91            7.67
         Total interest-earning assets                   7.65            7.61            7.20

Average interest rate of:
     Savings accounts                                    2.52            2.68            2.77
     NOW and money market accounts                       2.83            2.89            3.12
     Certificates of deposit                             5.57            5.65            5.68
     Repurchase agreements                               4.09            4.27               -
     FHLB advances                                       5.67            5.64            5.50
         Total interest-bearing liabilities              5.11            5.12            5.07

Interest rate spread (2)                                 2.54            2.49            2.13
Net yield on interest-earning assets (3)                 3.17            3.24            3.11


--------------------------------------------------------------------------------

(1)  Yield is based on amortized cost without  adjustment  for  unrealized  gain
     (loss) on securities available for sale.

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


Year ended September 30, 1998 Increase (Decrease) in Net Increase Income



Year ending September 30, 1998
compared to year ended                                 Total Net           Due to           Due to
September 30, 1997                                      Change              Rate            Volume
Interest-earning assets:                                              (In Thousands)
     Interest-bearing deposits                       $       464       $        13      $       451
     Securities                                           (1,212)              (62)          (1,150)
     Mortgage-backed securities                              (79)             (140)              61
     FHLB stock                                              132                (1)             133
     Loans held for sale                                     178                 -              178
     Loans receivable                                      3,670               120            3,550
                                                     -----------       -----------      -----------
         Total                                             3,153               (70)           3,223
Interest-bearing liabilities:
     Savings accounts                                         (7)              (17)              10
     NOW and money market accounts                            84                (9)              93
     Certificates of deposit                                 130              (102)             232
     Repurchase agreements                                    63                 -               63
     FHLB Advances                                         1,777                10            1,767
                                                     -----------       -----------      ----------
         Total                                             2,047              (118)           2,165
                                                     -----------       -----------      -----------
Change in net interest income                        $     1,106       $        48      $     1,058
                                                     ===========       ===========      ===========

Year ended September 30, 1997
compared to year ended
September 30, 1996
Interest-earning assets:
     Interest-bearing deposits                       $      (326)      $       (64)     $      (262)
     Securities                                              (74)              230             (304)
     Mortgage-backed securities                              211                64              147
     FHLB stock                                               41                 2               39
     Loans receivable                                      3,651               332            3,319
                                                     -----------       -----------      -----------
         Total                                             3,503               564            2,939
Interest-bearing liabilities:
     Savings accounts                                          8                (9)              17
     NOW and money market accounts                           (38)              (61)              23
     Certificates of deposit                                 683               (27)             710
     Repurchase agreements                                     4                 -                4
     FHLB Advances                                         1,443                15            1,428
                                                     -----------       -----------      -----------
         Total                                             2,100               (82)           2,182
                                                     -----------       -----------      -----------
Change in net interest income                        $     1,403       $       646      $       757
                                                     ===========       ===========      ===========


COMPARISON OF FISCAL YEARS ENDED SEPTEMBER 30, 1998 AND SEPTEMBER 30, 1997

Consolidated net income for the Company for the year ended September 30, 1998 was $2.2 million compared to $2.0 million for the same period in 1997. The increase of $234,000 resulted primarily from a $1.1 million increase in net interest income and $539,000 increase in non-interest income, offset by a $1.0 million increase in non-interest expense and a $295,000 increase in income tax expense.

The increase in net interest income was primarily due to volume increases of interest-earning assets exceeding the increases in the volume of interest-bearing liabilities. First mortgage loan receivables increased by $18.2 million and commercial and consumer loan receivables by approximately $26.6 million from September 30, 1997 to September 30, 1998. The yield on total interest-earning assets also increased from 7.61% to 7.65% in 1998, while the average rate paid on interest-bearing liabilities decreased from 5.12% to 5.11% during the same period. As a result, the interest rate spread increased five basis points from 2.49% in 1997 to 2.54% in 1998.

Interest income increased $3.2 million during the year ended September 30, 1998 compared to the same period one year ago. The increase was primarily due to increased volumes of loans receivable and an increase in the average rate earned on these assets. Interest expense increased $2.0 million reflecting the growth in savings account deposits and borrowed funds. Net interest income increased $1.1 million for the year ended September 30, 1998 compared to the year ended September 30, 1997.

Noninterest income increased from $425,000 for the year ended September 30, 1997 to $964,000 for the twelve months ended September 30, 1998. The noninterest income increases are primarily due to income from the recognition of mortgage servicing rights from loans sold, net premiums from loan sales, servicing fees related to sold loans, and fees generated from the growing number of core deposit account relationships.

Noninterest expense increased from $4.6 million to $5.6 million for the comparable twelve month periods ending September 30. These noninterest expense increases are primarily attributable to staffing increases and renovated facilities to support lending operations, along with expenses incurred in the offering of additional services to the Bank's customers.

The provision for loan losses was increased from $30,000 during the period ended September 30, 1997 to $120,000 at September 30, 1998 due to the substantial increase in the volumes of commercial and consumer loans.

As of September 30, 1998, net loans were $232.8 million, an increase of $44.6 million from the $188.2 million as of September 30, 1997. Commercial loans outstanding increased from $8.8 million at September 30, 1997 to $32.0 million at September 30, 1998 as a result of substantial efforts to grow the small business banking division. Gross residential mortgage loans and equity loans outstanding increased by $20.4 million during the year ended September 30, 1998 net of secondary market sales totaling $28.1 million during the year. Consumer loans outstanding also increased from $96,000 at September 30, 1997 to $1.9 million at September 30, 1998. The significant growth in all lending divisions can be credited to the Company's reputation as a quality local lender providing fast and knowledgeable service.

At September 30, 1997, $12.7 million of real estate mortgage loans were reclassified from portfolio loans to loans held for sale in the secondary market. During the year ended September 30, 1998, the Company completed four secondary market mortgage loan sales totaling $28.1 million and the net gains realized on these loan sales were $333,000, including $211,000 related to recording mortgage loan servicing rights. At September 30, 1998, $13.5 million of loans were classified as loans held for sale in the secondary market.

The loans sold during the year ended September 30, 1998 were fixed rate mortgage loans with maturities of fifteen years or longer. Servicing of the sold loans has been retained by the Company and the fees generated during this period were approximately $12,000, net of $19,000 in amortization of mortgage loan servicing rights. Management anticipates further growth in the volume of loans sold in the secondary market as a result of the growing number of fixed rate loans being originated in this period of relatively low interest rates.

Total deposits increased $8.8 million to $180.7 million as of September 30, 1998 from $171.9 as of September 30, 1997. Federal Home Loan Bank ("FHLB") advances and other short term borrowings also increased from $47.9 million as of September 30, 1997 to $100.0 million as of September 30, 1998. These increases in deposits and other borrowings primarily funded the loan growth during the year and the $8.4 million increase in cash and cash equivalents.

Cash and cash equivalents increased $8.4 million from $9.5 million as of September 30, 1997 to $17.9 million as of September 30, 1998. Net cash provided by operating activities and financing activities amounted to $2.6 million and $55.6 million, respectively, and was partially offset by net cash used in investing activities of $49.8 million.

The Company's capital leveraging strategy involves the purchase of mortgage related and other securities funded primarily with FHLB advances. This leveraging portfolio represented $15.7 million of the total securities available for sale at September 30, 1998 compared to $22.7 million at September 30, 1997. As of September 30, 1998, the total securities portfolio amounted to $41.8 million, an increase of $2.2 million from $39.6 million at September 30, 1997. The securities portfolio increase was primarily the result of net security purchases of $44.5 million exceeding matured securities totaling $22.7 million and principal payments of mortgage-backed and related securities of $19.3 million.

Total liabilities increased from $222.4 million as of September 30, 1997 to $284.1 million as of September 30, 1998. This increase was primarily due to the $8.8 million increase in deposits and the $52.1 million increase in FHLB advances and other borrowings during the year.

Total shareholders' equity decreased from $33.6 million as of September 30, 1997 to $30.9 million as of September 30, 1998. The decreases to equity resulted mainly from the repurchases of 245,200 shares of outstanding common stock during this period at a cost of $5.9 million along with the payment of cash dividends of $544,000. These decreases were offset by $2.2 million in net income and $1.1 million generated from the exercise of stock options.

The book value of MFB Corp. common stock, based on the actual number of shares outstanding at each period, increased from $20.33 at September 30, 1997 to $20.95 at September 30, 1998.


COMPARISON OF FISCAL YEARS ENDED SEPTEMBER 30, 1997 AND SEPTEMBER 30, 1996

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

Interest income increased $3.5 million during the year ended September 30, 1997 compared to the same period one year ago. The increase was primarily related to increased volumes of loans receivable and an increase in the average rate earned on these assets. Interest expense increased $2.1 million during the twelve month period primarily as a result of increased volumes of certificates of deposit and FHLB advances. Net interest income increased $1.4 million for the year ended September 30, 1997 compared to the year ended September 30, 1996.

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

As of September 30, 1997 net loans were $188.3 million, an increase of $36.2 million from the $152.1 million as of September 30, 1996. Substantial marketing efforts were utilized in the past year to capitalize on the Bank's reputation as a quality local residential lender providing fast and knowledgeable service. This approach led to gross mortgage loan increases of $25.9 million, an increase of 17.6% for the year ended September 30, 1997. Also, although a limited number of small commercial loans were made in 1996, substantial efforts were put forth during the 1997 fiscal year to fully develop the small business banking division in our community. As a result, gross commercial loans increased $8.0 million from September 30, 1996 to September 30, 1997. Total deposits increased $12.9 million to $171.9 million as of September 30, 1997 from $159.0 million as of September 30, 1996. Federal Home Loan Bank advances and other short term borrowings also increased from $24.5 million at September 30, 1996 to $47.9 million as of September 30, 1997.

Cash and cash equivalents increased $7.7 million from $1.7 million as of September 30, 1996 to $9.4 million as of September 30, 1997. Net cash provided by financing activities and operating activities amounted to $29.4 million and $1.3 million, respectively, and was partially offset by net cash used in investing activities of $23.0 million.

During the year ended September 30, 1996, the Company adopted a capital leveraging strategy that involved the purchase of mortgage related and other securities funded primarily with FHLB advances. This leveraging portfolio represented $22.7 million of the total securities available for sale at September 30, 1997 compared to $26.6 million at September 30, 1996. As of September 30, 1997, the total securities portfolio amounted to $39.6 million, a decrease of $27.2 million from $66.8 million at September 30, 1996. The total securities portfolio decrease consisted of a decrease in the leveraging portfolio of $3.9 million and a decrease in the remainder of the securities portfolio of $23.3 million, and was the result of securities maturing totaling $27.9 million and principal payments of mortgage-backed securities of $2.9 million offset by net purchases of securities available for sale of $3.4 million.

The $12.9 million increase in deposits, the $23.0 million increase in FHLB advances, and the $27.2 million decrease in the securities portfolio were primarily used to fund the $36.2 million increase in net loans, the $12.7 million increase in loans held for sale, and the $7.7 million increase in cash and cash equivalents.

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

A standard measure of liquidity for savings associations is the ratio of cash and eligible investments to a certain percentage of net withdrawable savings and borrowings due within one year. The minimum required ratio is currently set by OTS regulation at 4%. At September 30, 1998, the Bank's liquidity ratio was 20.36% and the short-term liquidity ratio was 13.53%. Therefore, the Bank's liquidity is well above the minimum regulatory requirements.

Changes in the Bank's liquidity occur as a result of its operating, investing and financing activities. These activities are discussed below for the years ended September 30, 1998, 1997 and 1996.

Liquid assets totaled $59.7 million as of September 30, 1998 compared to $49.1 million as of September 30, 1997 and $69.0 million as of September 30, 1996. The $10.6 million increase in liquidity from September 30, 1997 to September 30, 1998 was primarily due to an $8.4 million increase in cash and cash equivalents and a $2.2 million increase in securities. Management believes the liquidity level of $59.7 million as of September 30, 1998 is sufficient to meet anticipated liquidity needs.

Liquidity levels decreased $19.9 million from September 30, 1996 to September 30, 1997 due primarily to a $27.1 million decrease in securities, partially offset by a $7.7 million increase in cash and cash equivalents.

Short-term borrowings or long-term debt may be used to compensate for reduction in other sources of funds such as deposits and to assist in asset/liability management. During the year ended September 30, 1996 the Bank instituted a capital leveraging strategy that involved the purchase of earning assets funded primarily with FHLB advances. As of September 30, 1998, total FHLB borrowings amounted to $92.7 million, $24.5 million of which were used as part of this strategy. The remaining $68.2 million was used primarily to fund loan portfolio growth. The Bank had commitments to fund loan originations with borrowers totaling $37.2 million at September 30, 1998. In the opinion of management, the Company has sufficient cash flow and other cash resources to meet current and anticipated loan funding commitments, deposit customer withdrawal requirements and operating expenses. As of September 30, 1997, total FHLB borrowings amounted to $47.5 million, $23.5 million of which were used as part of the capital leveraging strategy. The remaining $24 million was used primarily to fund loan portfolio growth.

The cash flow statements provide an indication of the Company's sources and uses of cash as well as an indication of the ability of the Company to maintain an adequate level of liquidity. A discussion of the changes in the cash flow statements for the years ended September 30, 1998, 1997 and 1996 follows.

During the year ended September 30, 1998, net cash and cash equivalents increased $8.4 million from $9.5 million at September 30, 1997 to $17.9 million at September 30, 1998.

The Company experienced a net increase in cash from operating activities of $2.6 million during the year that was primarily attributable to the origination of $28.9 million of loans held for sale and $28.1 million of proceeds realized from the sale of mortgage loans and net income of $2.2 million.

The $49.8 million decrease in cash from investing activities for the year ended September 30, 1998 was primarily related to the $44.7 million increase in net loans and the $49.7 million purchase of securities and FHLB stock, offset by sales and maturities of securities totaling $25.7 million and $19.3 million of mortgage-backed securities principal payments.

Financing activities generated net cash of $55.6 million for the year ended September 30, 1998. The net cash was provided primarily from $45.2 million in net new FHLB advances, net deposits of $8.8 million, a $4.9 million commitment to purchase securities and increases of $2.0 million in repurchase agreements, partially offset by the use of $5.9 million to repurchase the Company's stock.

During the year ended September 30, 1997, net cash and cash equivalents increased $7.7 million from $1.7 million at September 30, 1996 to $9.4 million at September 30, 1997.

The Company experienced a net increase in cash from operating activities of $1.3 million during the year that was primarily attributable to net income as adjusted for accrual basis accounting at September 30, 1997. The $23.0 million net decrease in cash from investing activities for the year ended September 30, 1997 was primarily related to the $48.9 million increase in net loans and the $29.7 million purchase of securities and FHLB stock, offset by sales and maturities of securities totaling $53.1 million and $2.9 million of mortgage-backed securities principal payments.

Financing activities generated net cash of $29.5 million for the year ended September 30, 1997. The net cash was provided primarily from $23.0 million in net new FHLB advances and net deposit increases of $12.9 million, partially offset by the use of $6.4 million to repurchase the Company's stock and $554,000 in cash dividend payments during the year.

For the year ended September 30, 1996, net cash decreased $5.7 million from $7.4 million at September 30, 1995 to $1.7 million at September 30, 1996. Net cash from operating activities totaled $2.2 million.

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

As of September 30, 1998 management is not aware of any current recommendations by regulatory authorities which, if they were to be implemented, would have, or are reasonably likely to have, a material adverse effect on the Company's liquidity, capital resources or operations.


CURRENT ACCOUNTING ISSUES

In the future, several new accounting pronouncements will be implemented. Statement No. 130 requires "other comprehensive income" and "comprehensive income" to be displayed along with net income. Other comprehensive income includes changes in unrealized gains and losses on available for sale securities, the offset of some pension liabilities currently recorded as reductions in equity, foreign currency translation, and in the future will also include deferred hedging gains and losses. Comprehensive income is net income plus other comprehensive income.

Statement No. 131 for public companies redefines segment reporting to follow how each company's chief operating decision maker gets information about business segments to make operating decisions.

Statement No. 132 increases and revises pension plan disclosures for public companies, and simplifies such disclosures for nonpublic companies.

Statement No. 133 on derivatives will, in 2000, require all derivatives to be recorded at fair value in the balance sheet, with changes in fair value run through income. If derivatives are documented and effective as hedges, the change in the derivative fair value will be offset by an equal change in the fair value of the hedged item.

Statement No. 134 on mortgage banking will, in 1999, allow mortgage loans that are securitized to be classified as trading, available for sale, or in certain circumstances held to maturity. Currently these must be classified as trading.

Implementation guidance on Statement No. 125 will clarify the requirement for loan participations to contain the right for the purchaser to resell the participation, to avoid classifying the participation as a secured borrowing instead of a reduction of loans.

Proposals will require that purchased loans, including those acquired in the purchase of an entire bank, be recorded net of estimated uncollectible loans. This means that no allowance for loan losses will carry over or be recorded except through subsequent expense, although subsequent losses equal to the amount estimated at purchase will not be shown as charge-offs.

The AICPA guidance for financial institutions in its accounting guide will be revised to conform to current literature, make a few changes, and combine the banking/savings guide, credit union, and finance company guides, eliminating some differences therein. Some changes will be to disclose loans past due 90 days or more that are still on accrual and to disclose the policy for charging-off loans.

The FASB continues to study several issues, including recording all financial instruments at fair value and abolishing pooling of interests accounting. Also, it is likely that APB 25's measurement for stock option plans will be limited to employees and not to nonemployees such as directors, thereby causing compensation expense for stock options to directors.


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

The primary assets and liabilities of the Bank are monetary in nature. As a result, interest rates have a more significant impact on the Company's performance than the effects of general levels of inflation. Interest rates, however, do not necessarily move in the same direction or with the same magnitude as the price of goods and services, since such prices are affected by inflation.

In periods of rapidly rising interest rates, the liquidity and maturity structures of the Company's assets and liabilities are critical to the maintenance of acceptable performance levels. For a discussion of the Company's continuing efforts to reduce its vulnerability to changes in interest rates, see "Asset/Liability Management."

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


YEAR 2000 READINESS

The Company is aware of the issues associated with programming code in existing computer systems as the year 2000 approaches. The issue is whether computer systems will properly recognize date sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail. The Company is heavily dependent on computer processing in its business activities and the year 2000 issue creates risk for the Company from unforseen problems in the Company's computer system and from third parties whom the Company uses to process information. Such failure of the Company's computer system and/or third parties computer systems could have a material impact on the Company's ability to conduct its business.

A major third party vendor provides the Company's primary data processing. This provider has advised the Company that is has completed the renovation of its system to be year 2000 ready, and is currently in the process of providing users of the system the opportunity to test the system for readiness. The Company is currently performing tests of the data processing provider's system for year 2000 readiness and anticipates completion of the testing by January31, 1999.

The Company's ten year contract with its current data processing provider expires during 1999. The Company hired a consultant to assist with the search for its future data processing provider. The Company has received responses from select vendors, called client references, and viewed on-site demonstrations of the vendor's products. The Company anticipates selecting a final vendor and executing a contract with that vendor prior to January 31, 1999.

The Company has performed an assessment of its computer hardware and software, and has determined those systems that require upgrade to be year 2000 ready. Such upgrades have either been completed or will be completed concurrent with the conversion to the Company's new data processing provider, which is expected to be completed by June 30, 1999. In addition, the Company has reviewed other external third party vendors that provide services to the Company (i.e., utility companies, electronic funds transfer providers, and software companies) and has requested or already received certification letters from these vendors that their systems will be year 2000 ready on a timely basis. Testing will be performed with the service providers, if possible, to determine their year 2000 readiness.

The Company could incur losses if loan payments are delayed due to year 2000 problems affecting significant borrowers. The Company is communicating with such parties to assess their progress in evaluating and implementing any corrective measures required by them to be year 2000 ready. To date, the Company has not been advised by such parties that they do not have plans in place to address and correct the issues associated with the year 2000 problem; however, no assurance can be given as to the adequacy of such plans or to the timeliness of their implementation. As part of the current credit approval process, new and renewed loans are evaluated as to the borrower's year 2000 readiness.

Based on the Company's review of its computer systems, management believes the cost of the remediation effort to make its systems year 2000 ready will not have an adverse impact on the Company's financial condition, results of operations or liquidity. The Company had already planned to replace many of its computers and associated equipment as a result of the conversion to a new data services provider. These cost and time estimates are based on management's best estimates and could differ from those actually incurred.

The Company has developed a year 2000 contingency plan that addresses, among other issues, critical operations and potential failures thereof, and strategies for business continuation.

Although management believes the Company's computer systems and service providers will be year 2000 ready, there can be no assurance that these systems, or those systems of other companies on which the Company's systems rely, will be fully functional in the year 2000. Such failure could have a significant adverse impact on the financial condition and results of operations of the Company.


FORWARD LOOKING STATEMENTS

When used in this filing and in future filings by the Company with the Securities and Exchange Commission, in the Company's press releases or other public or shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases, "anticipate," "would be," "will allow," "intends to," "will likely result," "are expected to," will continue," "is anticipated," "estimated," "project," or similar expressions are intended to identify, "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to risks and uncertainties, including but not limited to changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area, and competition, all or some of which could cause actual results to differ materially from historical earnings and those presently anticipated or projected.

The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and advise readers that various factors, including regional and national economic conditions, substantial changes in levels of market interest rates, credit and other risks of lending and investing activities, and competitive and regulatory factors, could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from those anticipated or projected.

The Company does not undertake, and specifically disclaims any obligation, to update any forward looking statements to reflect occurrences or unanticipated events or circumstances after the date of such statements.

                         REPORT OF INDEPENDENT AUDITORS



Board of Directors and Shareholders
MFB Corp.
Mishawaka, Indiana


We have audited the accompanying consolidated balance sheets of MFB Corp. and Subsidiary as of September 30, 1998 and 1997 and the related consolidated statements of income, shareholders' equity and cash flows for the years ended September 30, 1998, 1997 and 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MFB Corp. and Subsidiary as of September 30, 1998 and 1997, and the results of its operations and its cash flows for the years ended September 30, 1998, 1997 and 1996 in conformity with generally accepted accounting principles.




                                             /s/  Crowe, Chizek and Company LLP
                                                  Crowe, Chizek and Company LLP

South Bend, Indiana
November 5, 1998, except for Note 2
  as to which the date is November 13, 1998

                            MFB CORP. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
                           September 30, 1998 and 1997

--------------------------------------------------------------------------------


                                                                        1998               1997
                                                                   -------------      -------------
ASSETS
Cash and due from financial institutions                           $   3,018,404      $   2,905,849
Interest-bearing deposits in other financial
  institutions - short-term                                           14,885,289          6,576,499
                                                                   -------------      -------------
     Total cash and cash equivalents                                  17,903,693          9,482,348
Securities available for sale                                         41,819,768         39,628,414
Federal Home Loan Bank (FHLB) stock, at cost                           4,636,300          2,400,000
Loans held for sale, net of unrealized losses of $-0- in 1998
  and $-0- in 1997                                                    13,516,502         12,671,186
Loans receivable, net of allowance for loan losses
  of $453,567 in 1998 and $370,000 in 1997                           232,831,800        188,264,198
Accrued interest receivable                                              967,995            718,427
Premises and equipment, net                                            2,795,496          2,612,793
Mortgage servicing rights, net                                           191,699                 --
Other assets                                                             297,845            143,445
                                                                   -------------      -------------

     Total assets                                                  $ 314,961,098      $ 255,920,811
                                                                   =============      =============

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
     Deposits
         Noninterest-bearing demand deposits                       $   4,298,516      $   2,046,702
         Savings, NOW and MMDA deposits                               40,835,161         38,130,008
         Other time deposits                                         135,532,298        131,710,557
                                                                   -------------      -------------
              Total deposits                                         180,665,975        171,887,267
     Securities sold under agreements to repurchase                    2,365,716            388,920
     Other borrowings                                                 97,656,964         47,500,000
     Advances from borrowers for taxes and insurance                   2,316,317          1,854,248
     Accrued expenses and other liabilities                            1,070,349            740,360
                                                                   -------------      -------------
         Total liabilities                                           284,075,321        222,370,795

Shareholders' equity
     Common stock, no par value, 5,000,000 shares authorized;
       shares issued:  1,689,417 - 1998, 1,689,417 - 1997;
       shares outstanding:  1,474,217 - 1998, 1,650,567 - 1997        12,846,979         13,108,171
     Retained earnings - substantially restricted                     23,730,167         22,037,441
     Net unrealized appreciation (depreciation) on securities
       available for sale, net of tax of $(29,788) in 1998
       and $48,017 in 1997                                               (45,417)            73,208
     Unearned Employee Stock Ownership Plan (ESOP) shares               (444,557)          (664,610)
     Unearned Recognition and Retention Plan (RRP) shares                (38,500)          (115,500)
     Treasury Stock, 215,200 common shares - 1998;
       38,850 common shares - 1997, at cost                           (5,162,895)          (888,694)
                                                                   -------------      -------------
         Total shareholders' equity                                   30,885,777         33,550,016
                                                                   -------------      -------------

              Total liabilities and shareholders' equity           $ 314,961,098      $ 255,920,811
                                                                   =============      =============

--------------------------------------------------------------------------------
The accompanying notes are an integral part of these consolidated financial statements.

                        CONSOLIDATED STATEMENTS OF INCOME
                  Years ended September 30, 1998, 1997 and 1996

--------------------------------------------------------------------------------


                                                         1998            1997            1996
                                                     -----------     -----------     -----------
Interest income
     Loans receivable, including fees
         Mortgage loans                              $15,071,514     $12,945,694     $ 9,956,394
         Consumer and other loans                        858,670         550,905         182,177
         Financing leases and commercial loans         1,815,178         400,120         107,321
     Securities - taxable                              2,532,974       3,692,136       3,514,380
     Other interest-earning assets                       559,547          95,971         421,984
                                                     -----------     -----------     -----------
         Total interest income                        20,837,883      17,684,826      14,182,256

Interest expense
     Deposits                                          8,388,360       8,181,489       7,528,321
     Securities sold under agreements
       to repurchase                                      67,352           4,138              --
     FHLB advances                                     3,748,087       1,971,537         529,025
                                                     -----------     -----------     -----------
         Total interest expense                       12,203,799      10,157,164       8,057,346

Net interest income                                    8,634,084       7,527,662       6,124,910

Provision for loan losses                                120,000          30,000          30,000
                                                     -----------     -----------     -----------

Net interest income after provision
  for loan losses                                      8,514,084       7,497,662       6,094,910

Noninterest income
     Insurance commissions                               143,201         133,870         126,819
     Brokerage commissions                                35,834          23,604              --
     Net realized gains from sales of securities
       available for sale                                  7,673           6,098           3,731
     Net realized gains from sales of loans              333,171              --              --
     Loan servicing fees, net of
       amortization of $19,376 in 1998                    12,038              --              --
     Other income                                        432,276         261,171         231,766
                                                     -----------     -----------     -----------
         Total noninterest income                        964,193         424,743         362,316

Noninterest expense
     Salaries and employee benefits                    3,413,558       2,772,154       2,152,656
     Occupancy and equipment expense                     720,305         579,327         422,388
     SAIF deposit insurance premium                      107,503         147,121       1,291,288
     Other expense                                     1,384,023       1,099,972         968,951
                                                     -----------     -----------     -----------
         Total noninterest expense                     5,625,389       4,598,574       4,835,283
                                                     -----------     -----------     -----------

Income before income taxes                             3,852,888       3,323,831       1,621,943

Income tax expense                                     1,616,605       1,321,630         646,793
                                                     -----------     -----------     -----------

Net income                                           $ 2,236,283     $ 2,002,201     $   975,150
                                                     ===========     ===========     ===========


     Basic earnings per common share                 $      1.44     $      1.21     $       .51
     Diluted earnings per common share                      1.37            1.16             .50

--------------------------------------------------------------------------------
The accompanying notes are an integral part of these consolidated financial statements.

                            MFB CORP. AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                  Years ended September 30, 1998, 1997 and 1996


                                                                        Common Stock      Earnings    Net of Tax   ESOP Shares
                                                                        ------------      --------    ----------   -----------
------------------------------------------------------------------------------------------------------------------------------------

Balance at September 30, 1995                                          $  19,656,664  $  19,732,086  $        -  $  (1,100,000)

Purchase and retirement of 103,893 shares of common stock                 (1,499,024)             -           -              -
Net unrealized appreciation on securities available for  sale,
  net of tax $77,821 from transfer of securities                                   -              -     118,648              -
Cash dividends declared - $.06 per share                                           -       (118,439)          -          6,349
Effect of contribution to fund ESOP                                                -              -           -        200,000
Market adjustment of 21,515 ESOP shares committed to be released             117,247              -           -              -
Amortization of RRP contribution                                                   -              -           -              -
Tax benefit related to employee stock plans                                   41,764              -           -              -
Net change in unrealized appreciation (depreciation)
  on securities available for sale, net of tax of ($222,073)                       -              -    (338,576)             -
Net income for the year ended September 30, 1996                                   -        975,150           -              -
                                                                       -------------  -------------  ----------  -------------

Balance at September 30, 1996                                             18,316,651     20,588,797    (219,928)      (893,651)

Purchase and retirement of 288,063 shares of common stock                 (5,381,427)             -           -              -
Purchase of 45,000 shares of treasury stock                                        -              -           -              -
Stock option exercise-issuance of 3,500 common shares                         35,000              -           -              -
Stock option exercise-issuance of 6,150 shares of treasury stock             (79,181)             -           -              -
Cash dividends declared - $ .32 per share                                          -       (553,557)          -         29,041
Effect of contribution to fund ESOP                                                -              -           -        200,000
Market adjustment of 23,276 ESOP shares committed to be released             188,153              -           -              -
Amortization of RRP contribution                                                   -              -           -              -
Tax benefit related to employee stock plans                                   28,975              -           -              -
Net change in unrealized appreciation (depreciation) on securities
 available for sale, net of tax of $192,269                                        -              -     293,136              -
Net income for the year ended September 30, 1997                                   -      2,002,201           -              -
                                                                       -------------  -------------  ----------  -------------

Balance at September 30, 1997                                             13,108,171     22,037,441      73,208       (664,610)

                                                                          RRP Shares       Stock           Equity
                                                                          ----------       -----           ------
-------------------------------------------------------------------------------------------------------------------

Balance at September 30, 1995                                           $ (290,152)  $           -  $  37,998,598

Purchase and retirement of 103,893 shares of common stock                        -               -     (1,499,024)
Net unrealized appreciation on securities available for  sale,
  net of tax $77,821 from transfer of securities                                 -               -        118,648
Cash dividends declared - $.06 per share                                         -               -       (112,090)
Effect of contribution to fund ESOP                                              -               -        200,000
Market adjustment of 21,515 ESOP shares committed to be released                 -               -        117,247
Amortization of RRP contribution                                            97,652               -         97,652
Tax benefit related to employee stock plans                                      -               -         41,764
Net change in unrealized appreciation (depreciation)
  on securities available for sale, net of tax of ($222,073)                     -               -       (338,576)
Net income for the year ended September 30, 1996                                 -               -        975,150
                                                                        ----------   -------------  -------------

Balance at September 30, 1996                                             (192,500)              -     37,599,369

Purchase and retirement of 288,063 shares of common stock                        -               -     (5,381,427)
Purchase of 45,000 shares of treasury stock                                      -      (1,029,375)    (1,029,375)
Stock option exercise-issuance of 3,500 common shares                            -               -         35,000
Stock option exercise-issuance of 6,150 shares of treasury stock                 -         140,681         61,500
Cash dividends declared - $ .32 per share                                        -               -       (524,516)
Effect of contribution to fund ESOP                                              -               -        200,000
Market adjustment of 23,276 ESOP shares committed to be released                 -               -        188,153
Amortization of RRP contribution                                            77,000               -         77,000
Tax benefit related to employee stock plans                                      -               -         28,975
Net change in unrealized appreciation (depreciation) on securities
 available for sale, net of tax of $192,269                                      -               -        293,136
Net income for the year ended September 30, 1997                                 -               -      2,002,201
                                                                        ----------   -------------  -------------

Balance at September 30, 1997                                             (115,500)       (888,694)    33,550,016


                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                  Years ended September 30, 1998, 1997 and 1996


                                                                                                    Net Unrealized
                                                                                                     Appreciation
                                                                                                    (Depreciation)
                                                                                                     on Securities
                                                                                                       Available
                                                                                        Retained       For Sale,       Unearned
                                                                      Common Stock      Earnings      Net of Tax      ESOP Shares
                                                                      ------------      --------      ----------      -----------
----------------------------------------------------------------------------------------------------------------------------------

Balance at September 30, 1997                                        $  13,108,171  $  22,037,441  $       73,208  $    (664,610)

Purchase of 245,200 shares of treasury stock                                     -              -               -              -
Stock option exercise-issuance of 68,850 shares of treasury stock         (968,611)             -               -              -
Cash dividends declared - $ .335 per share                                       -       (543,557)              -         20,053
Effect of contribution to fund ESOP                                              -              -               -        200,000
Market adjustment of 20,989 ESOP shares committed to be released           286,919              -               -              -
Amortization of RRP contribution                                                 -              -               -              -
Tax benefit related to employee stock plans                                420,500              -               -              -
Net change in unrealized appreciation (depreciation) on securities
 available for sale, net of tax of $(77,805)                                     -              -        (118,625)             -
Net income for the year ended September 30, 1998                                 -      2,236,283               -              -
                                                                     -------------  -------------  --------------  -------------

Balance at September 30, 1998                                        $  12,846,979  $  23,730,167  $      (45,417) $    (444,557)
                                                                     =============  =============  ==============  =============


                                                                                                          Total
                                                                         Unearned      Treasury       Shareholders'
                                                                        RRP Shares       Stock           Equity
                                                                        ----------       -----           ------
-----------------------------------------------------------------------------------------------------------------

Balance at September 30, 1997                                        $    (115,500)  $    (888,694) $  33,550,016

Purchase of 245,200 shares of treasury stock                                     -      (5,931,312)    (5,931,312)
Stock option exercise-issuance of 68,850 shares of treasury stock                -       1,657,111        688,500
Cash dividends declared - $ .335 per share                                       -               -       (523,504)
Effect of contribution to fund ESOP                                              -               -        200,000
Market adjustment of 20,989 ESOP shares committed to be released                 -               -        286,919
Amortization of RRP contribution                                            77,000               -         77,000
Tax benefit related to employee stock plans                                      -               -        420,500
Net change in unrealized appreciation (depreciation) on securities
 available for sale, net of tax of $(77,805)                                     -               -       (118,625)
Net income for the year ended September 30, 1998                                 -               -      2,236,283
                                                                     -------------   -------------  -------------

Balance at September 30, 1998                                        $     (38,500)  $  (5,162,895) $  30,885,777
                                                                     =============   =============  =============

                            MFB CORP. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years ended September 30, 1998, 1997 and 1996

--------------------------------------------------------------------------------



                                                             1998              1997              1996
                                                         ------------      ------------      ------------
Cash flows from operating activities
     Net income                                          $  2,236,283      $  2,002,201      $    975,150
     Adjustments to reconcile net income
       to net cash from operating activities
         Depreciation and amortization, net of
           accretion                                          314,688           473,203           272,595
         Amortization of RRP contribution                      77,000            77,000            97,652
         Provision for loan losses                            120,000            30,000            30,000
         Net realized gains from sales of
           securities available for sale                       (7,673)           (6,098)           (3,731)
         Net realized gains from sales of loans              (333,171)               --                --
         Amortization of mortgage servicing rights             19,376                --                --
         Origination of loans held for sale               (28,866,583)               --                --
         Proceeds from sales of loans held for sale        28,143,363                --                --
         Market adjustment of ESOP shares
           committed to be released                           286,919           188,153           117,247
         ESOP expense                                         200,000           200,000           200,000
         Net change in:
              Accrued interest receivable                    (249,568)           99,587                94
              Other assets                                    (76,595)          498,262           (44,501)
              Accrued expenses and other liabilities          750,489        (2,303,772)          586,591
                                                         ------------      ------------      ------------
                  Net cash from operating activities        2,614,528         1,258,536         2,231,097

Cash flows from investing activities
     Net change in interest-bearing time
       deposits in other financial institutions                    --           495,000         1,385,000
     Net change in loans receivable                       (44,687,602)      (48,913,292)      (30,900,930)
     Proceeds from:
         Sales of securities available for sale             2,926,206        25,186,766        10,212,124
         Principal payments of mortgage-backed
           and related securities                          19,343,270         2,938,521         2,280,597
         Maturities of securities available for sale       22,738,565        27,877,752        16,697,252
         Maturities of securities held to maturity                 --                --         4,300,000
     Purchase of:
         Securities available for sale                    (47,461,878)      (28,634,913)      (48,218,517)
         Securities held to maturity                               --                --          (500,000)
         FHLB stock                                        (2,236,300)       (1,063,900)          (65,300)
         Premises and equipment, net                         (423,665)         (859,211)         (137,440)
                                                         ------------      ------------      ------------
              Net cash from investing activities          (49,801,404)      (22,973,277)      (44,947,214)


--------------------------------------------------------------------------------
The accompanying notes are an integral part of these consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years ended September 30, 1998, 1997 and 1996

--------------------------------------------------------------------------------


                                                                             1998              1997              1996
                                                                         ------------      ------------      ------------
Cash flows from financing activities
     Purchase of MFB Corp. common stock                                  $ (5,931,312)     $ (6,410,802)     $ (1,499,024)
     Net change in deposits                                                 8,778,708        12,922,778        14,412,719
     Net change in securities sold under
       agreements to repurchase                                             1,976,796           388,920                --
     Proceeds from other borrowings                                        72,156,964        66,735,000        24,500,000
     Repayment of other borrowings                                        (22,000,000)      (43,735,000)               --
     Proceeds from exercise of stock options                                  688,500            96,500                --
     Net change in advances from
       borrowers for taxes and insurance                                      462,069           (10,179)         (305,151)
     Cash dividends paid                                                     (523,504)         (524,516)         (112,090)
                                                                         ------------      ------------      ------------
         Net cash from financing activities                                55,608,221        29,462,701        36,996,454
                                                                         ------------      ------------      ------------

Net change in cash and cash equivalents                                     8,421,345         7,747,960        (5,719,663)

Cash and cash equivalents at beginning of year                              9,482,348         1,734,388         7,454,051
                                                                         ------------      ------------      ------------

Cash and cash equivalents at end of year                                 $ 17,903,693      $  9,482,348      $  1,734,388
                                                                         ============      ============      ============

Supplemental disclosures of cash flow information
     Cash paid during the year for
         Interest                                                        $ 12,305,287      $ 10,113,767      $  7,988,256
         Income taxes                                                       1,182,448           868,000           974,755

Supplemental schedule of noncash investing activities Transfer from:
         Securities held to maturity to securities
           available for sale                                            $         --      $         --      $ 47,898,025
         Loans receivable to loans held for sale                                   --        12,671,186                --


                            MFB CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1998, 1997 and 1996
--------------------------------------------------------------------------------

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

Nature of Business and Concentrations of Credit Risk: The primary source of income for the Company results from granting commercial and residential real estate loans in Mishawaka and the surrounding area. Loans secured by real estate mortgages comprise approximately 86% of the loan portfolio at September 30, 1998 and are primarily secured by residential mortgages. The Company operates primarily in the banking industry which accounts for more than 90% of its revenues, operating income and assets.

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

--------------------------------------------------------------------------------
                                   (Continued)

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

Mortgage Banking Activities: Mortgage loans originated and intended for sale in the secondary market are reported on the statements of financial condition as loans held for sale and are carried at the lower cost or estimated market value in the aggregate. Net unrealized losses are recognized in a valuation allowance by charges to income.

Loan servicing fees are recognized when received and the related costs are recognized when incurred. The Bank sells mortgages into the secondary market at market prices, which includes consideration for normal servicing fees.

Effective October 1, 1996, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 122, Accounting for Mortgage Servicing Rights. This
Statement changed the accounting for mortgage servicing rights retained by a loan originator. Under this standard, if the originator sells or securities mortgage loans and retains the related servicing rights, the total cost of the mortgage loan is allocated between the loan (without the servicing rights) and the servicing rights, based on their relative fair values. Prior to adopting SFAS No. 122 on October 1, 1996, servicing right assets were recorded only for purchased rights to service mortgage loans. The costs allocated to mortgage servicing rights are now recorded as a separate asset and are amortized in proportion to, and over the life of, the net servicing income. The carrying value of the mortgage servicing rights are periodically evaluated for impairment.

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

--------------------------------------------------------------------------------
                                   (Continued)

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


--------------------------------------------------------------------------------
                                   (Continued)

--------------------------------------------------------------------------------
NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Foreclosed Real Estate: Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at fair value at the date of acquisition, establishing a new cost basis. Any reduction to fair value from the carrying value of the related loan at the time of acquisition is accounted for as a loan loss and charged against the allowance for loan losses. Valuations are periodically performed by management and valuation allowances are adjusted through a charge to income for changes in fair value or estimated selling costs. Foreclosed real estate at September 30, 1998 amounted to $145,000. There were no properties held as foreclosed real estate at September 30, 1997.

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

Financial Instruments with Off-Balance-Sheet Risk: The Company, in the normal course of business, makes commitments to make loans which are not reflected in the consolidated financial statements. A summary of these commitments is disclosed in Note 13.

--------------------------------------------------------------------------------
                                   (Continued)

Earnings Per Common Share: Basic and diluted earnings per common share are computed under a new accounting standard effective beginning with the quarter ended December 31, 1997. All prior earnings per common share amounts have been restated to be comparable. Basic earnings per common share is based on the net income divided by the weighted average number of common shares outstanding during the period. ESOP shares are considered outstanding for earnings per common share calculations as they are committed to be released; unearned shares are not considered outstanding. Recognition and retention plan ("RRP") shares are considered outstanding for earnings per common share calculations as they become vested. Diluted earnings per common share shows the dilutive effective of additional potential common shares issuable under stock options and nonvested shares issued under the RRP.

Stock Compensation: Expense for employee compensation under stock option plans is based on Accounting Principles Board (APB) Opinion 25, with expense reported only if options are granted below market price at grant date. Disclosures of net income and earnings per common share are provided as if the fair value method of SFAS No. 123 were used for stock-based compensation.


NOTE 2 - EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE

A reconciliation of the numerators and denominators used in the computation of the basic earnings per common share and diluted earnings per common share is presented below:


                                                              Year ended September 30,
                                                       1998             1997             1996
                                                    -----------      -----------      -----------
Basic Earnings Per Common Share
     Numerator
         Net income                                 $ 2,236,283      $ 2,002,201      $   975,150
                                                    ===========      ===========      ===========

     Denominator
         Weighted average common shares
           outstanding                                1,611,492        1,742,329        2,037,540
         Less:  Average unallocated ESOP shares         (50,538)         (72,670)         (95,066)
         Less:  Average nonvested RRP shares             (7,700)         (15,400)         (23,615)
                                                    -----------      -----------      -----------

         Weighted average common shares
           outstanding for basic earnings per
           common share                               1,553,254        1,654,259        1,918,859
                                                    ===========      ===========      ===========

     Basic earnings per common share                $      1.44      $      1.21      $       .51
                                                    ===========      ===========      ===========

--------------------------------------------------------------------------------


                                                        Year ended September 30,
                                                    1998           1997           1996
                                                  ----------     ----------     ----------
Diluted Earnings Per Common Share
     Numerator
         Net income                               $2,236,283     $2,002,201     $  975,150
                                                  ==========     ==========     ==========

     Denominator
         Weighted average common shares
           outstanding for basic earnings per
           common share                            1,553,254      1,654,259      1,918,859
         Add:  Dilutive effects of average
           novested RRP shares                         3,166             --             --
         Add:  Dilutive effects of assumed
           exercises of stock options                 75,417         71,916         49,946
                                                  ----------     ----------     ----------

         Weighted average common shares
           and dilutive potential common
           shares outstanding                      1,631,837      1,726,175      1,968,805
                                                  ----------     ----------     ----------

     Diluted earnings per common share            $     1.37     $     1.16     $      .50
                                                  ==========     ==========     ==========

Stock options for 45,000 shares of common stock, granted during the year ended September 30, 1998, were not considered in computing diluted earnings per common share for the year ended September 30, 1998 because they were antidilutive. Additionally subsequent to September 30, 1998, additional stock options were granted on October 20, 1998 and November 13, 1998, totaling 26,500 options which may impact future diluted earnings per common share calculations.


NOTE 3 - SECURITIES AVAILABLE FOR SALE

The amortized cost and fair value of securities available for sale are as follows:


                                           -------------------------September 30, 1998--------------------------
                                                                    Gross            Gross
                                               Amortized         Unrealized       Unrealized            Fair
                                                 Cost               Gains           Losses              Value
Debt securities
     U.S. Government
       and federal agencies                $      4,218,461    $     35,228     $           -    $     4,253,689
     Mortgage-backed                             22,259,552          33,404           (25,879)        22,267,077
     Other securities                             8,929,482               -                 -          8,929,482
     Corporate notes                              5,944,628               -           (81,488)         5,863,140
                                           ----------------    ------------     -------------    ---------------
                                                 41,352,123          68,632          (107,367)        41,313,388
Marketable equity securities                        542,850               -           (36,470)           506,380
                                           ----------------    ------------     -------------    ---------------

                                           $     41,894,973    $     68,632     $    (143,837)   $    41,819,768
                                           ================    ============     =============    ===============

--------------------------------------------------------------------------------


                                           -------------------------September 30, 1997--------------------------
                                                                    Gross            Gross
                                               Amortized         Unrealized       Unrealized            Fair
                                                 Cost               Gains           Losses              Value
Debt securities
     U.S. Government
       and federal agencies                $     23,617,973    $    109,623     $      (7,877)   $    23,719,719
     Mortgage-backed                             15,588,866          26,506           (36,077)        15,579,295
                                           ----------------    ------------     -------------    ---------------
                                                 39,206,839         136,129           (43,954)        39,299,014
Marketable equity securities                        300,350          29,050                 -            329,400
                                           ----------------    ------------     -------------    ---------------

                                           $     39,507,189    $    165,179     $     (43,954)   $    39,628,414
                                           ================    ============     =============    ===============

The amortized cost and fair value of debt securities by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                           ---------September 30, 1998--------
                                              Amortized             Fair
                                                Cost                Value

 Due in one year or less                   $     11,641,206    $    11,668,749
 Due after one year through five years            1,506,737          1,514,422
 Due after five years through ten years                   -                  -
 Due after ten years                              5,944,628          5,863,140
                                           ----------------    ---------------
                                                 19,092,571         19,046,311
 Mortgage-backed securities                      22,259,552         22,267,077
                                           ----------------    ---------------

                                           $     41,352,123    $    41,313,388
                                           ================    ===============

Proceeds from sales of securities available for sale were $2,926,206 during the year ended September 30, 1998. Gross gains of $10,534 and gross losses of $2,861 were realized on these sales. During the year ended September 30, 1997, proceeds from the sales of securities available for sale were $25,186,766 with gross gains of $59,828 and gross losses of $53,730 realized on these sales. During the year ended September 1996, proceeds from the sales of securities available for sale were $10,212,124 with gross gains of $25,154 and gross losses of $21,423 realized on those losses.

On November 30, 1995, securities with an amortized cost of $47,898,025 were reclassified from held to maturity to available for sale based on interpretations issued for SFAS No. 115. The transfer increased the unrealized appreciation on securities available for sale by $196,469 and shareholders' equity by $118,648, net of tax of $77,821.

NOTE 4 - LOANS RECEIVABLE, NET

Loans receivable, net at September 30 are summarized as follows:


                                                              1998               1997
                                                          -------------      -------------
First mortgage loans (principally conventional)
     Principal balances
         Secured by one-to-four family residences         $ 183,150,539      $ 164,598,210
         Construction loans                                   8,233,468          8,245,274
         Other                                                  120,188            130,800
                                                          -------------      -------------
                                                            191,504,195        172,974,284
         Less undisbursed portion of construction and
           other mortgage loans                                (485,444)          (117,394)
                                                          -------------      -------------

              Total first mortgage loans                    191,018,751        172,856,890

Commercial and consumer loans:
     Principal balances
         Home equity and second mortgage                      9,067,504          7,176,832
         Commercial                                          32,000,528          8,832,629
         Financing leases                                        83,026            325,048
         Other                                                1,913,564             96,079
                                                          -------------      -------------
              Total commercial and consumer loans            43,064,622         16,430,588
Allowance for loan losses                                      (453,567)          (370,000)
Net deferred loan origination fees                             (798,006)          (653,280)
                                                          -------------      -------------

                                                          $ 232,831,800      $ 188,264,198
                                                          =============      =============

Activity in the allowance for loan losses is summarized as follows for the years ended September 30:

                                    1998            1997             1996
                                    ----            ----             ----

  Balance at beginning of year  $     370,000    $    340,000    $    310,000
  Provision for loan losses           120,000          30,000          30,000
  Charge-offs                         (36,433)              -               -
  Recoveries                                -               -               -
                                -------------    ------------    ------------

  Balance at end of year        $     453,567    $    370,000    $    340,000
                                =============    ============    ============

At September 30, 1998, 1997 and 1996, no portion of the allowance for loan losses was allocated to impaired loan balances as there were no loans considered impaired loans as of or for the years ended September 30, 1998, 1997 and 1996.

--------------------------------------------------------------------------------

Mortgage loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of these loans at September 30, 1998 are summarized as follows:

     Mortgage loan portfolios serviced for:
         Telebank                                  $    9,943,910
         Hanover Capital Mortgage Holdings, Inc.        7,629,859
         LaSalle Bank, FSB                              8,036,000
                                                   --------------

                                                   $   25,609,769
                                                   ==============

Custodial escrow balances maintained in connection with the foregoing serviced loans were $62,000 at September 30, 1998.

Certain directors and executive officers of the Company and its subsidiary, including associates of such persons, are loan customers. A summary of the related party loan activity, for loans aggregating $60,000 or more to any one related party, is as follows:

                                               1998               1997
                                               ----               ----

    Balance - beginning of year           $      927,721    $    1,032,494
    New loans                                  1,039,174                 -
    Repayments                                  (207,859)         (104,773)
    Effect of changes in related parties          40,798                 -
                                          --------------    --------------

    Balance - end of year                 $    1,799,834    $      927,721
                                          ==============    ==============


NOTE 5 - PREMISES AND EQUIPMENT, NET

Premises and equipment at September 30 are summarized as follows:

                                                    1998             1997
                                                    ----             ----

     Land                                        $     581,956    $    558,681
     Buildings and improvements                      2,544,588       2,165,843
     Real estate held for future expansion                   -         128,885
     Furniture and equipment                         1,441,967       1,291,437
                                                 -------------    ------------
         Total cost                                  4,568,511       4,144,846
     Accumulated depreciation and amortization      (1,773,015)     (1,532,053)
                                                 -------------    ------------

                                                 $   2,795,496    $  2,612,793
                                                 =============    ============

Depreciation and amortization of premises and equipment, included in occupancy and equipment expense was approximately $241,000, $216,000 and $145,000 for the years ended September 30, 1998, 1997 and 1996, respectively.

NOTE 6 - DEPOSITS
--------------------------------------------------------------------------------

The aggregate amount of short-term jumbo certificates of deposit in denomination of $100,000 or more was approximately $27,568,000 and $24,892,000 at September 30, 1998 and 1997.

At September 30, 1998, the scheduled maturities of certificates of deposit are as follows for the years ended September 30:

              1999                                    $      95,769,516
              2000                                           33,655,354
              2001                                            4,645,028
              2002                                              411,458
              2003                                              749,499
              Thereafter                                        301,443
                                                      -----------------

                                                      $     135,532,298
                                                      =================


NOTE 7 - SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under agreements to repurchase consist of obligations of the Company to other parties. These arrangements are all one-day retail repurchase agreements and are secured by investment securities. Such collateral is held by safekeeping agents of the Company. Information concerning securities sold under agreements to repurchase as of September 30 is summarized as follows:


                                                                                 1998                1997
                                                                                 ----                ----

     Average daily balance during the year                                 $       1,647,000    $       97,000
     Average interest rate during the year                                             4.09%              4.27%
     Maximum month end balance during the year                             $       3,882,000    $      389,000

Securities underlying these agreements at year end were as follows:

     Carrying value of securities                                          $       8,385,000    $    3,530,000
     Fair value                                                            $       8,387,000    $    3,508,000


NOTE 8 - FEDERAL HOME LOAN BANK ADVANCES

At September 30, 1998, advances from the Federal Home Loan Bank of Indianapolis with fixed and variable rates ranging from 4.88% to 5.93% mature in the year ending September 30 as follows:

         1999                                            $       8,500,000
         2000                                                    6,000,000
         2001                                                            -
         2002                                                   11,000,000
         2003                                                   18,000,000
         Thereafter                                             49,225,750
                                                         -----------------

                                                         $      92,725,750
                                                         =================

--------------------------------------------------------------------------------

FHLB advances are secured by all FHLB stock, qualifying first mortgage loans, government agency and mortgage backed securities. At September 30, 1998, in addition to $4,636,000 in FHLB stock, collateral of approximately $194,477,000 is pledged to the FHLB to secure advances outstanding.

At September 30, 1998, the Bank had a due to broker for $4.9 million for a security purchase which settled October 5, 1998.


NOTE 9 - EMPLOYEE BENEFITS

Employee Pension Plan: The Bank is part of a qualified noncontributory multiple-employer defined benefit pension plan covering substantially all of its employees. The plan is administered by the trustees of the Financial Institutions Retirement Fund. There is no separate valuation of plan benefits nor segregation of plan assets specifically for the Bank because the plan is a multiple-employer plan and separate actuarial valuations are not made with respect to each employer nor are the plan assets so segregated. As of July 1, 1998, the latest actuarial valuation date, total plan assets exceeded the actuarially determined value of total vested benefits. The cost of the plan is set annually as an established percentage of wages. Pension plan expense for the years ended September 30, 1998, 1997 and 1996 was approximately $1,500, $1,500 and $3,000, respectively.

401(k) Plan: On July 1, 1996, the Company adopted a retirement savings 401(k) plan which covers all full time employees who are 21 or older and have completed one year of service. Beginning August 1, 1996, participants may defer up to 15% of compensation. The Company matches 50% of elective deferrals on 6% of the participants' compensation. Expense for the 401(k) plan for the years ended September 30, 1998, 1997 and 1996 was approximately $52,000, $42,000 and $5,000.

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

ESOP expense was approximately $487,000, $388,000 and $317,000 for the years ended September 30, 1998, 1997 and 1996. Contributions to the ESOP, including dividends on unearned ESOP shares, was approximately $220,000, $229,000 and $206,000 during the years ended September 30, 1998, 1997 and 1996.

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

At September 30, 1998, 1997 and 1996,  20,989,  23,276 and 21,515 shares with an average fair value of $23.20, $16.68 and $14.75 per share, were committed to be released.

The ESOP shares as of September 30 were as follows:

                                                                      1998             1997               1996
                                                                      ----             ----               ----

     Allocated shares                                           $       99,957     $      78,968    $        55,692
     Unearned shares                                                    40,043            61,032             84,308
     Shares withdrawn from the plan by participants                     (5,601)           (5,601)            (2,347)
                                                                --------------     -------------    ---------------
         Total ESOP shares held in the plan                            134,399           134,399    $       137,653
                                                                ==============     =============    ===============

     Fair value of unearned shares                              $    1,021,000     $   1,419,000    $     1,560,000
                                                                ==============     =============    ===============

Recognition  and  Retention  Plans  (RRPs):   In  conjunction   with  its  stock
conversion, the Company established RRPs as a method of providing directors, officers and other key employees of the Company with a proprietary interest in the Company in a manner designed to encourage such persons to remain with the Company. Eligible directors, officers and other key employees of the Company become vested in awarded shares of common stock at a rate of 20% per year commencing March 24, 1994. The RRPs acquired, in the aggregate, 70,000 shares of common stock issued in the conversion at $10 per share and 70,000 shares were awarded to RRP participants at no cost to them. RRP expense for the years ended September 30, 1998, 1997 and 1996 was approximately $77,000, $77,000 and $98,000, respectively.

--------------------------------------------------------------------------------

Stock Option Plan: The Board of Directors of the Company adopted the MFB Corp. Stock Option Plans (the "Option Plans"). The number of options authorized under the Plans totals 350,000 shares of common stock. Officers, employees and outside directors of the Company and its subsidiary are eligible to participate in the Option Plans. The option exercise price must be no less than 85% of the fair market value of common stock on the date of the grant, and the option term cannot exceed ten years and one day from the date of the grant. As of September 30, 1998, all options granted have an exercise price of at least 100% of the market value of the common stock on the date of grant and no compensation expense was recognized for stock options for the years ended September 30, 1998, 1997 and 1996. As of September 30, 1998, 105,000 options remain available for future grants.

SFAS No. 123, which became effective for the year ended September 30, 1997, requires pro forma disclosures for companies that do not adopt its fair value accounting method for stock-based employee compensation. Accordingly, the following proforma information presents net income and earnings per common share had the fair value method been used to measure compensation cost for stock option plans. The exercise price of options granted is equivalent to the market value of underlying stock at the grant date.

The fair value of options granted during the years ended September 30, 1998 and 1996 is estimated using the following weighted-average information: risk-free interest rate of 6% and 6.2%, expected life of 10 years, expected dividends of 1.21% and .30% per year and expected stock price volatility of 6% per year. There were no options granted for the year ended September 30, 1997.


                                                 1998              1997              1996
                                                 ----              ----              ----

Net income as reported                      $     2,236,283    $    2,002,201     $    975,150
Proforma net income                               2,069,443         1,981,761          951,304

Reported earnings per common and common
  equivalent share
     Basic                                           $1.44              $1.21         $.51
     Diluted                                         $1.37              $1.16         $.50

Proforma earnings per common and common
  equivalent share
     Basic                                           $1.33              $1.20         $.50
     Diluted                                         $1.27              $1.15         $.48


--------------------------------------------------------------------------------

Activity in the Option Plan for the years ended is summarized as follows:


                                                                                          Weighted       Weighted
                                                           Number of                       Average        Average
                                                          Outstanding    Exercise         Exercise      Fair Value
                                                            Options        Price            Price        of Grants

     Balanced at September 30, 1995                         190,000    $ 10.00-$15.00       $ 10.53

     Granted                                                 10,000    $ 15.25              $ 15.25        $  10.22
                                                       ------------
     Balance at September 30, 1996                          200,000    $ 10.00-$15.25       $ 10.76

     Exercised                                               (9,650)   $ 10.00              $ 10.00
                                                       ------------
     Balance at September 30, 1997                          190,350    $ 10.00-$15.25       $ 10.80

     Granted                                                 45,000    $ 26.75              $ 26.75         $9.76
     Exercised                                              (68,850)   $ 10.00              $ 10.00
                                                       ------------
     Balance at September 30, 1998                          166,500    $ 10.00-$26.75       $ 15.45


Options exercisable at September 30 are as follows:

                                                        Weighted
                                 Number                  Average
                               of Options            Exercise Price

                  1996             180,000                 $ 10.28
                  1997             176,350                 $ 10.46
                  1998             122,500                 $ 12.14

At September 30, 1998, options outstanding had a weighted-average remaining life of 7.4 years.

NOTE 10 - INCOME TAXES

The Company files consolidated income tax returns. Prior to fiscal 1997, if certain conditions were met in determining taxable income, the Bank was allowed a special bad debt deduction based on a percentage of taxable income (8% for fiscal 1996) or on specified experience formulas. The Bank used the percentage-of-taxable-income method for the tax year ended September 30, 1996. Tax legislation passed in August 1996 now requires the Bank to deduct a provision for bad debts for tax purposes based on actual loss experience and recapture the excess bad debt reserve accumulated in tax years after September 30, 1987. The related amount of deferred tax liability which must be recaptured is approximately $446,000 and is payable over a six year period beginning no later than the tax year ending September 30, 1999.

Income tax expense for the years ended September 30 are summarized as follows:


                                                    1998                1997                1996
                                                    ----                ----                ----
         Federal
              Current                         $     1,301,834     $       765,810      $     725,920
              Deferred                                 (2,359)            264,314           (225,467)
                                              ---------------     ---------------      -------------
                                                    1,299,475           1,030,124            500,453
         State
              Current                                 317,774             223,225            225,213
              Deferred                                   (644)             68,281            (78,873)
                                              ---------------     ---------------      -------------
                                                      317,130             291,506            146,340
                                              ---------------     ---------------      -------------

                  Total income tax expense    $     1,616,605     $     1,321,630      $     646,793
                                              ===============     ===============      =============

Total income tax expense differed from the amounts computed by applying the federal income tax rate of 34% in all periods presented to income before income taxes as a result of the following for the years ended September 30:


                                                                1998                1997                1996
                                                                ----                ----                ----

Income taxes at statutory rate                            $     1,309,982     $     1,130,103      $     551,461
Tax effect of:
         State tax, net of federal income
           tax effect                                             209,306             192,394             96,584
         Excess of fair value of ESOP
           shares released over cost                               97,552              63,972             39,864
         Other items, net                                            (235)            (64,839)           (41,116)
                                                          ---------------     ---------------      -------------

              Total income tax expense                    $     1,616,605     $     1,321,630      $     646,793
                                                          ===============     ===============      =============

The components of the net deferred tax asset (liability) recorded in the consolidated balance sheets as of September 30 are as follows:



                                                           1998                1997
     Deferred tax assets
         RRP expense                                 $        16,363      $      16,363
         Net deferred loan fees                              339,153            277,644
         Net unrealized depreciation
           on securities available for sale                   29,788                  -
         Other                                                 1,249             18,652
                                                     ---------------      -------------
                                                             386,553            312,659
     Deferred tax liabilities
         Accretion                                           (57,364)           (59,882)
         Depreciation                                        (60,442)           (48,685)
         Bad debt deduction                                 (253,309)          (288,825)
         Mortgage servicing rights                           (81,472)                 -
         Net unrealized appreciation on
           securities available for sale                           -            (48,017)
         Other                                               (25,079)           (39,171)
                                                     ---------------      -------------
                                                            (477,666)          (484,580)
     Valuation allowance                                           -                  -
                                                     ---------------      -------------

         Net deferred tax asset (liability)          $       (91,113)     $    (171,921)
                                                     ===============      =============

Federal income tax laws provided savings banks with additional bad debt deductions through the tax year ended September 30, 1987, totaling $4,596,000 for the Bank. Accounting standards do not require a deferred tax liability to be recorded on this amount, which liability would otherwise total $1,563,000 at September 30, 1998 and 1997. If the Bank were liquidated or otherwise ceases to be a bank or if tax laws change, the $1,563,000 would be recorded as expense.


NOTE 11 - REGULATORY MATTERS

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

The Bank's actual capital and required capital amounts and ratios are presented below:



                                                                                                    Minimum
                                                                                                  Requirement
                                                                      Minimum                     To Be Well
                                                                    Requirement                Capitalized Under
                                                                    For Capital                Prompt Corrective
                                         Actual                  Adequacy Purposes           Action Provisions
                                   Amount        Ratio          Amount        Ratio          Amount       Ratio
                                   ------        -----          ------        -----          ------       -----
                                                               (Dollars in Thousands)
As of September 30, 1998
    Total capital (to risk
      weighted assets)         $    29,489       16.28%     $    14,493        8.00%    $    18,116       10.00%
    Tier 1 (core) capital
      (to risk weighted assets)     29,046       16.03            7,246        4.00          10,869        6.00
    Tier 1 (core) capital (to
      adjusted total assets)        29,046        9.38            9,291        3.00             N/A         N/A
    Tangible capital (to
      adjusted total assets)        29,046        9.38            4,646        1.50             N/A         N/A
    Tier 1 (core) capital (to
      average assets)               29,046       10.43           11,136        4.00          13,920        5.00

As of September 30, 1997
    Total capital (to risk
      weighted assets)         $    32,184       25.40%     $    10,139        8.00%    $    12,673       10.00%
    Tier 1 (core) capital
      (to risk weighted assets)     31,814       25.10            5,069        4.00           7,604        6.00
    Tier 1 (core) capital (to
      adjusted total assets)        31,814       12.43            7,676        3.00             N/A         N/A
    Tangible capital (to
      adjusted total assets)        31,814       12.43            3,838        1.50             N/A         N/A
    Tier 1 (core) capital (to
      average assets)               31,814       13.42            9,482        4.00          11,853        5.00

Regulations of the Office of Thrift Supervision limit the dividends that may be paid without prior approval of the Office of Thrift Supervision. The Bank is currently a "well-capitalized" Tier 1 institution and can make distributions during a year of 100% of its net income to date during the year plus one-half its "surplus capital ratio" (the excess over its capital requirements) at the beginning of the calendar year. Accordingly, at September 30, 1998 approximately $7,222,000 of the Bank's retained earnings is available for distribution to the Company.

NOTE 12 - OTHER NONINTEREST  INCOME AND EXPENSE
--------------------------------------------------------------------------------

Other noninterest income and expense amounts are summarized as follows for the years ended September 30:



                                                                   1998              1997               1996
                                                                   ----              ----               ----
         Other noninterest income
              Service charges and fees                       $      318,636     $      200,759    $      174,315
              Other                                                 113,640             60,412            57,451
                                                             --------------     --------------    --------------

                                                             $      432,276     $      261,171    $      231,766
                                                             ==============     ==============    ==============

         Other noninterest expense
              Advertising and promotion                      $      186,257     $      179,423    $      190,614
              Data processing                                       384,629            281,171           200,940
              Professional fees                                     166,652            143,550           175,341
              Printing, postage, stationery,
                and supplies                                        162,794            192,514           123,215
              Direct loan origination costs deferred               (262,686)          (245,981)         (203,332)
              Other                                                 746,377            549,295           482,173
                                                             --------------     --------------    --------------

                                                             $    1,384,023     $    1,099,972    $      968,951
                                                             ==============     ==============    ==============


NOTE 13 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND   CONTINGENCIES

Various outstanding commitments and contingent liabilities are not reflected in the financial statements. Commitments to make loans at September 30 are as follows:


                              -------------------1 9 9 8---------------- -------------------1 9 9 7----------------
                                    Fixed       Variable                       Fixed       Variable
                                 Rate Loans    Rate Loans       Total       Rate Loans    Rate Loans       Total

  First mortgage loans        $   3,398,489 $    3,441,451 $   6,839,940 $   4,784,788 $   3,816,543 $    8,601,331
  Commercial loans                3,739,220      5,440,747     9,179,967     2,029,260     6,964,446      8,993,706
  Unused lines of credit          3,268,364      8,998,528    12,266,892       717,622     8,931,973      9,649,595
  Unused commercial loan
    lines of credit                       -      7,649,903     7,649,903             -     1,825,409      1,825,409
  Unused construction loan
    lines of credit                       -      1,219,604     1,219,604             -     1,380,909      1,380,909
                              ------------- -------------- ------------- ------------- ------------- --------------

                              $  10,406,073 $   26,750,233 $  37,156,306 $   7,531,670 $  22,919,280 $   30,450,950
                              ============= ============== ============= ============= ============= ==============

NOTE 13 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONTINGENCIES (Continued)

Fixed rate loan commitments at September 30, 1998 are at rates primarily ranging from 6.75% to 9.25%. Mortgage loan fixed rate commitments are primarily for terms ranging from 15 to 30 years, while commercial loan fixed rate commitments are primarily for five year terms. Rates on variable rate mortgage loans range from 5.875% to 8.875% and are tied to the one year treasury bill rate. Rates on variable commercial loan commitments are tied to the national prime rate.

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

Under employment agreements with certain executives, officers, certain events leading to separation from the Company could result in cash payments totaling $1,058,000 as of September 30, 1998.

The Company and the Bank are subject to certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial position or results of operation of the Company.


NOTE 14 - PARENT COMPANY FINANCIAL STATEMENTS

Presented below are the condensed financial statements for the parent company, MFB Corp.

                            CONDENSED BALANCE SHEETS
                           September 30, 1998 and 1997

                                                        1998            1997
                                                    -----------     -----------
ASSETS
Cash and cash equivalents                           $   552,454     $   796,186
Equity securities available for sale                    506,380         329,400
Investment in Bank subsidiary                        29,064,393      31,939,172
Loan receivable from ESOP                               444,557         664,610
Other assets                                            388,917           1,438
                                                    -----------     -----------

     Total assets                                   $30,956,701     $33,730,806
                                                    ===========     ===========

LIABILITIES
Accrued expenses and other liabilities              $    70,924     $   180,790

SHAREHOLDERS' EQUITY                                 30,885,777      33,550,016
                                                    -----------     -----------

     Total liabilities and shareholders' equity     $30,956,701     $33,730,806
                                                    ===========     ===========

                         CONDENSED STATEMENTS OF INCOME
                  Years ended September 30, 1998, 1997 and 1996



                                                     1998             1997            1996
                                                  -----------      -----------     -----------

Dividends from Bank subsidiary - cash             $ 5,650,000      $ 2,000,000     $        --
Interest income                                        48,748           57,723          74,390
Other income                                              919               --              --
Interest expense                                        1,346            3,319              --
Other expenses                                        107,359          107,243         153,973
                                                  -----------      -----------     -----------

Income (loss) before income taxes
  and equity in undistributed net income
  of Bank subsidiary                                5,590,962        1,947,161         (79,583)

Income tax benefit                                     25,014           22,803          32,887
                                                  -----------      -----------     -----------

Income (loss) before equity in
  undistributed net income of Bank subsidiary       5,615,976        1,969,964         (46,696)

(Distributions in excess of) equity in
  undistributed net income of Bank subsidiary      (3,379,693)          32,237       1,021,846
                                                  -----------      -----------     -----------

Net income                                        $ 2,236,283      $ 2,002,201     $   975,150
                                                  ===========      ===========     ===========

--------------------------------------------------------------------------------

                       CONDENSED STATEMENTS OF CASH FLOWS
                  Years ended September 30, 1998, 1997 and 1996



                                                        1998             1997             1996
                                                     -----------      -----------      -----------
Cash flows from operating activities
     Net income                                      $ 2,236,283      $ 2,002,201      $   975,150
     Adjustments to reconcile net income to
       net cash  from operating activities
         Distributions in excess of (equity in
           undistributed) net income of
           Bank subsidiary                             3,379,693          (32,237)      (1,021,846)
         Net change in other assets                     (361,526)          30,063          287,659
         Net change in accrued expenses and
           other liabilities                             310,634           97,747           40,417
                                                     -----------      -----------      -----------
              Net cash from operating activities       5,565,084        2,097,774          281,380

Cash flows from investing activities
     Net change in interest-bearing deposits
       in other financial institutions                        --               --          948,366
     Principal repayments on loan receivable
       from ESOP                                         220,053          229,041          206,349
     Principal repayments on note receivable
       from Bank subsidiary                                   --        4,750,000        1,000,000
     Purchase of securities available for sale          (242,500)        (300,350)              --
                                                     -----------      -----------      -----------
         Net cash from investing activities              (22,447)       4,678,691        2,154,715

Cash flows from financing activities
     Purchase of MFB Corp. common stock               (5,931,312)      (6,410,802)      (1,499,024)
     Proceeds from exercise of stock options             688,500           96,500               --
     Cash dividends paid                                (543,557)        (553,557)        (118,439)
                                                     -----------      -----------      -----------
         Net cash from financing activities           (5,786,369)      (6,867,859)      (1,617,463)
                                                     -----------      -----------      -----------

Net change in cash and cash equivalents                 (243,732)         (91,394)         818,632

Cash and cash equivalents at beginning
  of year                                                796,186          887,580           68,948
                                                     -----------      -----------      -----------

Cash and cash equivalents at end of year             $   552,454      $   796,186      $   887,580
                                                     ===========      ===========      ===========

NOTE 15 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The following table shows the estimated fair values and the related carrying amounts of the Company's financial instruments at September 30, 1998 and 1997. Items which are not financial instruments are not included.


                                                1 9 9 8                              1 9 9 7
                                                -------                              -------
                                      Carrying           Estimated          Carrying           Estimated
                                       Amount           Fair Value           Amount           Fair Value

Cash and cash equivalents          $  17,903,693      $  17,904,000      $   9,482,348      $   9,482,000
Securities available for sale         41,819,768         41,820,000         39,628,414         39,628,000
FHLB stock                             4,636,300          4,636,000          2,400,000          2,400,000
Loans held for sale, net              13,516,502         13,517,000         12,671,186         12,671,000
Loans receivable, net of
  allowance for loan losses          232,831,800        235,550,000        188,264,198        191,855,000
Accrued interest receivable              967,995            968,000            718,427            718,000
Mortgage servicing rights, net           191,699            192,000                 --                 --
Noninterest bearing demand
  deposits                            (4,298,516)        (4,299,000)        (2,046,702)        (2,047,000)
Savings, NOW and MMDA
  deposits                           (40,835,161)       (40,835,000)       (38,130,008)       (38,130,000)
Other time deposits                 (135,532,298)      (135,573,000)      (131,710,557)      (131,975,000)
Securities sold under
  agreements to repurchase            (2,365,716)        (2,366,000)          (388,920)          (389,000)
FHLB advances                        (92,725,750)       (90,333,000)       (47,500,000)       (47,092,000)
Other borrowings                      (4,931,214)        (4,931,000)                --                 --

For purposes of the above disclosures of estimated fair value, the following assumptions were used as of September 30, 1998 and 1997. The estimated fair value for cash and cash equivalents is considered to approximate cost. The estimated fair value for securities available for sale, is based upon quoted market values for the individual securities or for equivalent securities. The estimated fair value for loans held for sale, net, is based on the price offered in the secondary market on September 30, 1998 and 1997 for loans having similar interest rates and maturities. The estimated fair value for loans receivable is based upon estimates of the difference in interest rates the Company would charge the borrowers for similar such loans with similar maturities made at September 30, 1998 and 1997, applied for an estimated time period until the loan is assumed to reprice or be paid. In addition, when computing the estimated fair value for loans receivable, the allowance for loan losses was subtracted from the calculated fair value for consideration of credit issues. The estimated fair value for FHLB stock, accrued interest receivable, mortgage servicing rights, noninterest bearing demand deposits, savings, NOW and MMDA deposits and other borrowings is based upon their carrying value. The estimated fair value for other time deposits as well as securities sold under agreements to repurchase and FHLB advances is based upon estimates of the rate the Company would pay on such deposits or borrowings at September 30, 1998 and 1997, applied for the time period until maturity. The estimated fair value of other financial instruments and off-balance-sheet loan commitments approximate cost and are not considered significant to this presentation.

While these estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that were the Company to have disposed of such items at September 30, 1998 and 1997, the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. The estimated fair values at September 30, 1998 and 1997 should not necessarily be considered to apply at subsequent dates.

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


NOTE 16 - SAIF DEPOSIT INSURANCE PREMIUM

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


NOTE 17 - IMPACT OF NEW ACCOUNTING STANDARDS

In the future, several new accounting pronouncements will be implemented. Statement No. 130 requires "other comprehensive income" and "comprehensive income" to be displayed along with net income. Other comprehensive income includes changes in unrealized gains and losses on available for sale securities, the offset of some pension liabilities currently recorded as reductions in equity, foreign currency translation, and in the future will also include deferred hedging gains and losses. Comprehensive income is net income plus other comprehensive income.

Statement No. 131 for public companies redefines segment reporting to follow how each company's chief operating decision maker gets information about business segments to make operating decisions.

Statement No. 132 increases and revises pension plan disclosures for public companies, and simplifies such disclosures for nonpublic companies.

--------------------------------------------------------------------------------

Statement No. 133 on derivatives will, in 2000, require all derivatives to be recorded at fair value in the balance sheet, with changes in fair value run through income. If derivatives are documented and effective as hedges, the change in the derivative fair value will be offset by an equal change in the fair value of the hedged item.

Statement No. 134 on mortgage banking will, in 1999, allow mortgage loans that are securitized to be classified as trading, available for sale, or in certain circumstances held to maturity. Currently these must be classified as trading.

Implementation guidance on Statement No. 125 will clarify the requirement for loan participations to contain the right for the purchaser to resell the participation, to avoid classifying the participation as a secured borrowing instead of a reduction of loans.

Proposals will require that purchased loans, including those acquired in the purchase of an entire bank, be recorded net of estimated uncollectible loans. This means that no allowance for loan losses will carry over or be recorded except through subsequent expense, although subsequent losses equal to the amount estimated at purchase will not be shown as charge-offs.

The AICPA guidance for financial institutions in its accounting guide will be revised to conform to current literature, make a few changes, and combine the banking/savings guide, credit union, and finance company guides, eliminating some differences therein. Some changes will be to disclose loans past due 90 days or more that are still on accrual and to disclose the policy for charging-off loans.

The FASB continues to study several issues, including recording all financial instruments at fair value and abolishing pooling of interests accounting. Also, it is likely that APB 25's measurement for stock option plans will be limited to employees and not to nonemployees such as directors, thereby causing compensation expense for stock options to directors.

NOTE 18 - SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)


                                                          --------------Year Ended September 30, 1998--------------
                                                              1st            2nd             3rd            4th
(In thousands, except per share data)                       Quarter        Quarter         Quarter        Quarter
                                                            -------        -------         -------        -------

Interest income                                           $     4,819    $     5,154    $     5,391     $     5,474

Interest expense                                                2,818          2,958          3,161           3,267
                                                          -----------    -----------    -----------     -----------


Net interest income                                             2,001          2,196          2,230           2,207

Provision for loan losses                                          15             15             20              70
                                                          -----------    -----------    -----------     -----------


Net interest income after provision for loan                    1,986          2,181          2,210           2,137
  losses

Noninterest income                                                165            162            182             455

Noninterest expense                                             1,279          1,461          1,396           1,489
                                                          -----------    -----------    -----------     -----------


Income before income taxes                                        872            882            996           1,103

Income tax expense                                                370            216            508             523
                                                          -----------    -----------    -----------     -----------


Net income                                                $       502    $       666    $       488     $       580
                                                          ===========    ===========    ===========     ===========

Basic earnings per common share                           $       .32    $       .43    $       .31     $       .38
                                                          ===========    ===========    ===========     ===========
Diluted earnings per common share                         $       .30    $       .40    $       .30     $       .37
                                                          ===========    ===========    ===========     ===========






                                                          --------------Year Ended September 30, 1998--------------
                                                              1st            2nd             3rd            4th
(In thousands, except per share data)                       Quarter        Quarter         Quarter        Quarter
                                                            -------        -------         -------        -------


Interest income                                           $     4,107    $     4,270    $     4,511     $     4,797

Interest expense                                                2,339          2,427          2,612           2,779
                                                          -----------    -----------    -----------     -----------


Net interest income                                             1,768          1,843          1,899           2,018

Provision for loan losses                                           7              8              7               8
                                                          -----------    -----------    -----------     -----------


Net interest income after provision for loan                    1,761          1,835          1,892           2,010
  losses

Noninterest income                                                113             85            108             119

Noninterest expense                                             1,084          1,055          1,156           1,304
                                                          -----------    -----------    -----------     -----------


Income before income taxes                                        790            865            844             825

Income tax expense                                                314            343            336             329
                                                          -----------    -----------    -----------     -----------


Net income                                                $       476    $       522    $       508     $       496
                                                          ===========    ===========    ===========     ===========

Basic earnings per common share                           $       .27    $       .32    $       .32     $       .30
                                                          ===========    ===========    ===========     ===========
Diluted earnings per common share                         $       .26    $       .30    $       .30     $       .29
                                                          ===========    ===========    ===========     ===========


                            MFB CORP. AND SUBSIDIARY
                             DIRECTORS AND OFFICERS
                               September 30, 1998

                      MFB CORP. AND MFB FINANCIAL DIRECTORS

M. Gilbert Eberhart (age 64) has served as Secretary of the Bank since 1987. He is also a dentist based in Mishawaka.

Thomas F. Hums (age 65) served as President and Chief Executive Officer of the Bank from 1972 until September 1995. He also served as President and Chief Executive Officer of Mishawaka Financial from 1975 until September 1995.

Jonathan E. Kintner (age 55) is an optometrist based in Mishawaka.

Michael J. Marien (age 51) is a Sales Representative with Signode Corporation, a division of ITW.

Marian K. Torian (age 77) has served as Chairman of the Bank and of Mishawaka Financial since 1977. She also served as a teacher with School City of Mishawaka.

Charles J. Viater (age 43) has served as President and Chief Executive Officer of the Bank and Mishawaka Financial since September 1995. He previously served as Executive Vice President for Amity Federal Bank and Chief Financial Officer of Amity Bancshares, Inc. beginning in December 1990.

Reginald H. Wagle (age 56) has served as Vice President of Memorial Health Foundation since 1992. Until 1992, he was a free-lance political consultant and until 1991, he also served as District Director for the Office of United States Representative John P. Hiler, Third Congressional District of Indiana.

Christine A. Lauber (age 53) is a Certified Public Accountant in private practice in South Bend, Indiana.


                             MFB FINANCIAL OFFICERS

Charles J. Viater                                Timothy C. Boenne                      Michael J. Portolese
President and Chief Executive Officer*           Vice President and Controller          Vice President

Steven F. Rathka                                 Gretchen L. Cook                       Thomas A. Smith
Senior Vice President                            Vice President                         Vice President

William L. Stockton, Jr.                         Joseph P. DeKever                      Daniel R. Thomas
Senior Vice President                            Vice President                         Vice President

M. Gilbert Eberhart                              Eric C. Edmond
Secretary*                                       Vice President


* Holds same position with MFB Corp.
--------------------------------------------------------------------------------

                            MFB CORP. AND SUBSIDIARY
                             SHAREHOLDER INFORMATION
                               September 30, 1998

--------------------------------------------------------------------------------

Market Information

The common stock of MFB Corp. is traded on the National Association of Securities Dealers Automated Quotation System, National Market System, under the symbol "MFBC." As of September 30, 1998, there were approximately 632 shareholders of record. The following table sets forth market price and dividend information for the Company's common stock for the periods indicated.

                                                                     Dividend
Fiscal Quarters Ended            High Trade          Low Trade        Declared

December 31, 1996              $     19.25        $     15.50        $    .08
March 31, 1997                       19.75              16.63             .08
June 30, 1997                        19.75              18.75             .08
September 30, 1997                   23.50              19.13             .08
December 31, 1997                    30.38              22.50             .08
March 31, 1998                       30.38              26.25             .085
June 30, 1998                        27.75              24.00             .085
September 30, 1998                   25.50              18.00             .085

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

                                    Independent Auditors
                                            Crowe, Chizek and Company LLP
                                            330 East Jefferson Blvd.
                                            South Bend, IN 46601

Shareholder and General Inquiries

The Company is required to file an Annual Report on Form 10-K for its fiscal year ended September 30, 1998 with the Securities and Exchange Commission. Copies of this annual report may be obtained without charge upon written request to:

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