Form 10-K, Exhibit 13
period 1999-09-30
MFB CORP
filed 1999-12-29
CIK 916396

Table of Contents


Letter to Shareholders                                                         1
Selected Consolidated Financial Data                                           2
Management's Discussion and Analysis                                           3
Report of Independent Auditors                                                18
Consolidated Balance Sheets                                                   19
Consolidated Statements of Income                                             20
Consolidated Statements of Shareholders' Equity                               21
Consolidated Statements of Cash Flows                                         22
Notes to Consolidated Financial Statements                                    24
Directors and Officers                                                        44
Shareholder Information                                                       45



DESCRIPTION OF BUSINESS

MFB Corp. is an Indiana corporation organized in December 1993, to become a unitary savings and loan holding company. MFB Corp. became a unitary savings and loan holding company upon the conversion of MFB Financial, formerly known as Mishawaka Federal Savings (the "Bank") from a federal mutual savings and loan association to a federal stock savings bank in March 1994. MFB Corp. is the sole shareholder of the Bank. MFB Corp. and the Bank (collectively referred to as the "Company") conduct business from their main office in Mishawaka, Indiana, and five branch locations in St. Joseph and Elkhart Counties of Indiana. The Bank offers a variety of lending, deposit, trust and other financial services to its retail and commercial customers. The Bank's wholly-owned subsidiary, Mishawaka Financial Services, Inc. ("Mishawaka Financial"), is engaged in the sale of credit life, general fire and accident, car, home, and life insurance as agent for the Bank's customers and the general public.

                                   BLANK PAGE

Message To Our Shareholders

MFB Corp. has just completed another year of growth and prosperity. We have continued to enhance our ability to fulfill our stated mission - to deliver the highest quality financial services to our community that result in ever improving market share, profitability and shareholder value. Our wholly-owned subsidiary, MFB Financial ("the Bank"), has further positioned itself to compete by adding products and services that provide new evidence of our commitment to being a full service, locally owned bank meeting the financial needs of consumers and businesses in the Michiana area.

The Bank established a trust department in March that is dedicated to delivering a full range of personal trust and employee benefit plan services. This new operation has been extremely well received and has exceeded expectations in these first few months - a clear sign that the Bank understands the needs of its community and the desire of customers to have these sensitive and valuable services provided by their local banker. The Bank's growth strategy includes creating a broader physical presence in and around our established market area. To that end the Bank opened its first full service facility in Elkhart County in June. The activity level is well above our projections and this expanded presence is expected to generate significant new opportunities for growth. Our plans call for another full service facility to open in downtown South Bend early next year. The Bank also recognizes the value of an effective management team and strives to constantly improve that team. We have been able to add several outstanding banking professionals this past year including a new Chief Operating Officer who is a lifetime resident of our community and has over 25 years of local banking knowledge and experience.

Our technological advances this past year included a complete analysis of Year 2000 issues and the renovation of all systems. This project not only allowed the Bank to address Y2K challenges but to enhance system capabilities to serve customers more effectively. We are confident that we will provide uninterrupted, quality service to every customer in the Year 2000 and beyond.

All of the above activities will put pressure on earnings in the near term. However, the long-term benefits of sound infrastructure and a strong management team are substantial. Our formula for success has been a simple yet highly effective one. By using technology to its fullest and adding highly skilled and experienced banking specialists to support product and service offerings, we continually enhance our creditability in the community we serve. We convey the message that MFB Financial is serious about delivering quality financial services through professional decision makers that are readily accessible to our clients.

Some important financial trends have emerged as a result of our commitment and focus on these principles. Total assets have grown from just $226 million three years ago to over $346 million today. Our core deposit base that includes checking, demand deposits and savings accounts has increased from $36.7 million to $59.8 million during the same three year period. Net interest income has steadily improved. Return on shareholders' equity has almost tripled. Diluted earnings per common share have gone from $.50 at September 30, 1996 to $1.51 at September 30, 1999. Each of these statistics provide evidence that our mission is being achieved and that our goals are being realized.

More consumers and local businesses than ever before can call MFB Financial, Michiana's Finest Bank, their bank. We are proud of that but not content. There are many members of this community that have not yet experienced the difference of working with a bank that puts their interests first. They have only experienced the indifference of working with mega banks that make arbitrary decisions in offices and by people far away. The pages that follow provide additional information about the past year's performance and we are proud to present this 1999 Annual Report to you. Be assured that we remain committed to growing long term shareholder value while meeting the financial needs of our expanding community.



/s/ Charles J. Viater
Charles J. Viater
President and Chief Executive Officer
Selected Consolidated Financial Data

The following selected consolidated financial data of MFB Corp. and its subsidiary is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements, including notes thereto, included elsewhere in this Annual Report.


                                                                          At September 30,
                                                      -----------------------------------------------------------
                                                                           (In Thousands)
                                                       1999         1998         1997         1996         1995
                                                      -------      -------      -------      -------      -------
Summary of Financial Condition:
Total assets                                         $346,454     $314,961     $255,921     $225,809     $187,065
Loans held for sale, net                                8,062       13,517       12,671           --           --
Loans receivable, net                                 269,464      231,606      188,264      152,052      121,181
Cash and cash equivalents                              12,062       17,904        9,482        1,734        7,454
Securities, including FHLB stock                       47,666       46,456       42,028       68,099       53,293
Interest-bearing time deposits in
     other financial institutions                       1,000           --           --          495        1,880
Deposits                                              201,407      180,666      171,887      158,964      144,552
Securities sold under agreements
     to repurchase                                      6,566        2,366          389           --           --
FHLB advances                                         104,226       92,726       47,500       24,500           --
Shareholders' equity                                   31,182       30,886       33,550       37,599       37,999

                                                                      Years Ended September 30,
                                                      -----------------------------------------------------------
                                                                           (In Thousands)
                                                       1999         1998         1997         1996         1995
                                                      -------      -------      -------      -------      -------
Summary of Operating Results:
Interest income                                       $24,254      $20,838      $17,685      $14,182      $12,383
Interest expense                                       14,448       12,204       10,157        8,057        6,788
                                                      -------      -------      -------      -------      -------
        Net interest income                             9,806        8,634        7,528        6,125        5,595
Provision for loan losses                                 230          120           30           30           30
                                                      -------      -------      -------      -------      -------
        Net interest income after
     provision for loan losses                          9,576        8,514        7,498        6,095        5,565
Noninterest income
        Insurance commissions                             148          143          134          127          128
        Brokerage commissions                              28           36           24           --           --
        Net gain from sales of securities                   4            8            6            3           --
        Net gains from sales of loans                     366          333           --           --           --
        Loan servicing fees, net                           54           12           --           --           --
        Other                                             620          432          261          232          189
                                                      -------      -------      -------      -------      -------
                Total noninterest income                1,220          964          425          362          317
Noninterest expense
        Salaries and employee benefits                  3,847        3,414        2,772        2,153        2,336
        Occupancy and equipment expense                   883          720          580          422          406
        SAIF deposit insurance premium                    109          108          147        1,291          332
        Provision to adjust loans held
            for sale to lower of cost or market           489           --           --           --           --
        Other expense                                   1,679        1,383        1,100          969          753
                                                      -------      -------      -------      -------      -------
                Total noninterest expense               7,007        5,625        4,599        4,835        3,827
                                                      -------      -------      -------      -------      -------
Income before income taxes                              3,789        3,853        3,324        1,622        2,055
Income tax expense                                      1,585        1,617        1,322          647          819
                                                      -------      -------      -------      -------      -------
        Net income                                    $ 2,204      $ 2,236      $ 2,002      $   975      $ 1,236
                                                      =======      =======      =======      =======      =======
Supplemental Data:
Return on assets (1)                                      .66%         .80%         .84%         .49%         .67%
Return on equity (2)                                     6.97         6.69         5.83         2.55         3.25
Interest rate spread (3)                                 2.57         2.54         2.49         2.13         2.12
Net yield on average interest-earning assets (4)         3.01         3.17         3.24         3.11         3.10
Dividend pay-out ratio (5)                              22.76        23.26        26.45        11.76           --
Net interest income to operating expenses (6)          139.96       153.48       163.70       126.67       146.20
Equity-to-assets (7)                                     9.00         9.81        13.11        16.65        20.31
Average interest-earning assets to
     average interest-bearing liabilities 110.19                    114.05       117.14       123.81       126.12
Non-performing assets to total assets                     .06          .09          .10          .09          .17
Non-performing loans to total loans                       .03          .05          .14          .13          .25
Allowance for loan losses to total loans, net             .24          .20          .20          .22          .26
Allowance for loan losses to non-performing loans      664.58       366.13       141.76       171.72       100.65
Basic earnings per common share $                        1.56      $  1.44      $  1.21      $   .51      $   .62
Diluted earnings per common share                     $  1.51      $  1.37      $  1.16      $   .50      $   .61
Dividends declared per share                          $  .355      $  .335      $   .32      $   .06      $    --
Book value per share                                  $ 21.96      $ 20.95      $ 20.33      $ 19.05      $ 18.29

--------------------------------------------------------------------------------
(1)  Net income divided by average total assets.
(2)  Net income divided by average total equity.
(3) Interest rate spread is calculated by subtracting average interest rate cost from average interest rate earned.
(4)  Net interest income divided by average interest-earning assets.
(5)  Dividends declared per share divided by basic earnings per share.
(6)  Operating expenses consist of other expenses less taxes.
(7)  Total equity divided by total assets.

Management Discussion and Analysis of Financial Condition and Results of Operations

     The principal business of the Bank has historically consisted of attracting deposits from the general public and the business community and making loans secured by various types of collateral, including real estate and general business assets. The Bank is significantly affected by prevailing economic conditions as well as government policies and regulations concerning, among other things, monetary and fiscal affairs, housing and financial institutions. Deposit flows are influenced by a number of factors, including interest rates paid on competing investments, account maturities, fee structures, and level of personal income and savings. Lending activities are influenced by the demand for funds, the number and quality of lenders, and regional economic cycles. Sources of funds for lending activities of the Bank include deposits, borrowings, payments on loans and income provided from operations. The Company's earnings are primarily dependent upon the Bank's net interest income, the difference between interest income and interest expense.

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

     As part of its efforts to monitor and manage interest rate risk, the Company uses the Net Portfolio Value ("NPV") methodology adopted by the Office of Thrift Supervision as part of its capital regulations. In essence, this approach calculates the difference between the present value of expected cash flows from assets and the present value of expected cash flows from liabilities, as well as cash flows from off-balance-sheet contracts. The difference is the NPV. As of June 30, 1999, (the most recently available data), after a 200 basis point rate decrease, the Company's NPV ratio was 11.41%. In the event of a 200 basis point increase in rates, the Company's NPV ratio was 9.24%. Management and the Board of Directors review the OTS measurements on a quarterly basis to determine whether the Company's interest rate exposure is within the limits established by the Board of Directors in the Company's interest rate risk policy.

     The Company's asset/liability management strategy dictates acceptable limits on the amounts of change in NPV given certain changes in interest rates. The tables presented here, as of June 30, 1999 and 1998, are an analysis of the Company's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 300 basis points.

                                  June 30, 1999
Change in
Interest Rates                                             NPV as % of Portfolio
In Basis                     Net Portfolio Value             Value of Assets
Points                                                     NPV
Rate Shock)(1)    $ Amount      $ Change    % Change      Ratio      Change (1)
--------------    --------      --------    --------      -----      ----------
                               (Dollars in Thousands)
    + 300         $ 25,505      $(13,202)     (34)%         7.93%     (332) bp
    + 200           30,453        (8,254)     (21)          9.24      (201) bp
    + 100           35,050        (3,657)      (9)         10.39       (86) bp
       0            38,707                                 11.25
    - 100           40,233         1,526        4          11.53        28  bp
    - 200           40,232         1,525        4          11.41        16  bp
    - 300           40,517         1,810        5          11.36        11  bp
(1) Expressed in basis points

               As illustrated in the June 30, 1999 table, the Company's interest rate risk is more sensitive to rising rates than declining rates. This occurs primarily because, as rates rise, the market value of fixed-rate loans declines due to both the rate increases and slowing prepayments. When rates decline, the Company does not experience a significant rise in market value for these loans because borrower prepayments increase. The value of the Bank's deposits and borrowings change in approximately the same proportion in rising and falling rate scenarios. Specifically, the table indicates that, at June 30, 1999, the Company's NPV was $38.7 million or 11.25% of the market value of portfolio assets. Based upon the assumptions utilized, an immediate 200 basis point increase in market interest rates would result in a $8.3 million or 21% decline in the Company's NPV and would result in a 201 basis point or 17.9% decline in the Company's NPV ratio to 9.24%. Conversely, an immediate 200 basis point decrease in market interest rates would result in a $1.5 million or 4% increase in the Company's NPV, and a 16 basis point or 1.4% increase in the Company's NPV ratio to 11.41%. The percentage change in the Company's NPV at June 30, 1999 were within the limit in the Company's Board-approved guidelines.

                                  June 30, 1998
Change in
Interest Rates                                             NPV as % of Portfolio
In Basis                     Net Portfolio Value             Value of Assets
Points                                                     NPV
Rate Shock)(1)    $ Amount      $ Change    % Change      Ratio      Change (1)
--------------    --------      --------    --------      -----      ----------
                               (Dollars in Thousands)
   +300            $31,202      $(7,027)      (18)%       11.21%      (169) bp
   +200             34,428       (3,801)      (10)        12.08        (82) bp
   +100             37,104       (1,125)       (3)        12.74        (16) bp
   0                38,229           -          -         12.90          -
  - 100             37,408         (821)       (2)        12.47        (43) bp
  - 200             35,339       (2,890)       (8)        11.67       (123) bp
  - 300             33,382       (4,847)      (13)        10.91       (199) bp
(1) Expressed in basis points

     As illustrated in the June 30, 1998 table, the Company's NPV declines both in rising and falling interest rate environments. This phenomenon occurs primarily as a result of the historically low interest rate environment that existed at June 30, 1998, the heavy concentration of adjustable rate loans in the loan portfolio and the related prepayment assumption used in the OTS model. Specifically, the table indicates that, at June 30, 1998, the Company's NPV was $38.2 million or 12.9% of the market value of portfolio assets. Based upon the assumptions utilized, an immediate 200 basis point increase in market interest rates would result in a $3.8 million or 10% decline in the Company's NPV and would result in a 82 basis point or 6.4% decline in the Company's NPV ratio to 12.08%. Similarly, an immediate 200 basis point decrease in market interest rates would result in a $2.9 million or 8% decline in the Company's NPV, and a 123 basis point or 9.5% decline in the Company's NPV ratio to 11.67%. Both percentage declines in the Company's NPV at June 30, 1998 were within the limit in the Company's Board-approved guidelines.

     In addition to monitoring selected measures of NPV, management also monitors effects on net interest income resulting from increases or decreases in rates. These measures are used to identify excessive interest rate risk. In managing its asset/liability mix, the Company, depending on the relationship between long and short term interest rates, market conditions and consumer preference, may place somewhat greater emphasis on maximizing its net interest margin than on strictly matching the interest rate sensitivity of its assets and liabilities. Management believes that the increased net income which may result from an acceptable mismatch in the actual maturity or repricing of its asset and liability portfolios can, during periods of declining or stable interest rates, provide sufficient returns to justify the increased exposure to sudden and unexpected increases in interest rates which may result from such a mismatch. Management believes that the Company's level of interest rate risk is acceptable under this approach as well.

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

     The Board of Directors and management of the Company believe that certain factors afford the Company the ability to operate successfully despite its exposure to interest rate risk. The Company manages its interest rate risk by originating adjustable rate loans and by selling a portion of its fixed rate one-to-four family real estate loans. While the Company generally originates mortgage loans for its own portfolio, sales of certain fixed rate first mortgage loans with maturities of 15 years or greater are currently undertaken to manage interest rate risk. Loans classified as held for sale as of September 30, 1999 totaled $8.1 million. The Company retains the servicing on loans sold in the secondary market and, at September 30, 1999, $41.6 million in such loans were being serviced for others. The Company also maintains capital well in excess of regulatory requirements.

     The Company's investment strategy is to maintain a diversified portfolio of high quality investments that balances the goals of minimizing interest rate and credit risks while striving to maximize investment return and provide liquidity necessary to meet funding needs. Wholesale banking activities are conducted as a means to supplement net income and to achieve desired growth targets. This strategy involves the acquisition of assets funded through sources other than retail deposits, such as FHLB advances. The goal is to create interest rate spreads between asset yields and funding costs within acceptable risk parameters while improving return on equity.

     The Company's cost of funds responds to changes in interest rates due to the relatively short-term nature of its deposit portfolio. The Company offers a range of maturities on its deposit products at competitive rates and monitors the maturities on an ongoing basis. Average Balance Sheets

The following are the average balance sheets for the years ended September 30:

                                                          1999           1998          1997
                                                        Average        Average        Average
                                                      Outstanding    Outstanding     Outstanding
                                                        Balance        Balance         Balance
Assets:                                                             (In Thousands)
Interest earning assets:
        Interest-bearing deposits                      $  11,983      $   9,633      $   1,856
        Securities (1)                                    17,593         13,541         30,765
        Mortgage-backed securities (1)                    30,572         23,218         22,222
        FHLB stock                                         5,453          3,446          1,783
        Loans held for sale                               15,571          2,401             35
        Loans receivable (2)                             244,132        220,244        175,726
                                                       ---------      ---------      ---------
        Total interest-earning assets                    325,304        272,483        232,387
        Noninterest-earning assets, net
          of allowance for loan losses                    10,889          5,414          4,663
                                                       ---------      ---------      ---------
        Total assets                                   $ 336,193      $ 277,897      $ 237,050
                                                       =========      =========      =========
Liabilities and equity:
Interest-bearing liabilities:
        Savings accounts                               $  12,277      $  10,737      $  10,359
        NOW and money market accounts                     36,422         30,065         26,770
        Certificates of deposit                          137,734        130,350        126,202
        Repurchase agreements                              3,892          1,647             97
        FHLB advance                                     104,894         66,123         34,960
                                                       ---------      ---------      ---------
        Total interest-bearing liabilities               295,219        238,922        198,388
Other liabilities                                          9,351          5,571          4,316
                                                       ---------      ---------      ---------
        Total liabilities                                304,570        244,493        202,704
Shareholders' equity:
        Common stock                                      12,933         12,921         14,015
        Retained earnings                                 24,550         22,958         21,381
        Net unrealized gain (loss) on
        securities available for sale                        213             56           (100)
        Less common stock acquired by:
        Employee stock ownership plan                       (352)          (565)          (790)
        Recognition and retention plan                       (11)           (80)          (157)
        Treasury stock                                    (5,710)        (1,886)            (3)
                                                       ---------      ---------      ---------
        Total shareholders' equity                        31,623         33,404         34,346
                                                       ---------      ---------      ---------
        Total liabilities and shareholders' equity     $ 336,193      $ 277,897      $ 237,050
                                                       =========      =========      =========


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

                                                        Year ended September 30,
                                                     ------------------------------
                                                     1999         1998         1997
                                                     ----         ----         ----
Average interest rate earned on:
        Interest-bearing deposits                    5.12%        5.81%        5.17%
        Securities (1)                               5.96         6.65         6.86
        Mortgage-backed securities (1)               5.99         5.84         6.46
        FHLB stock                                   8.00         8.01         8.08
        Loans held for sale                          7.01         7.41        --
        Loans receivable                             7.88         7.98         7.91
        Total interest-earning assets                7.46         7.65         7.61
Average interest rate of:
        Savings accounts                             2.39         2.52         2.68
        NOW and money market accounts                2.75         2.83         2.89
        Certificates of deposit 5.29                 5.57         5.65
        Repurchase agreements                        3.79         4.09         4.27
        FHLB advances                                5.45         5.67         5.64
        Total interest-bearing liabilities           4.89         5.11         5.12
Interest rate spread (2)                             2.57         2.54         2.49
Net yield on interest-earning assets (3)             3.01         3.17         3.24

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

Year ending September 30, 1999
compared to year ended                   Total Net       Due to          Due to
September 30, 1998                         Change         Rate           Volume
                                          -------        -------        -------
                                                       (In Thousands)
Interest-earning assets:
        Interest-bearing deposits         $    53        $   (73)       $   126
        Securities                            148           (101)           249
        Mortgage-backed securities            474             34            440
        FHLB stock                            160             --            160
        Loans held for sale                   913            (10)           923
        Loans receivable                    1,668           (216)         1,884
                                          -------        -------        -------
        Total                               3,416           (366)         3,782
Interest-bearing liabilities:
        Savings accounts                       23            (14)            37
        NOW and money market accounts         149            (26)           175
        Certificates of deposit 20           (380)           400
        Repurchase agreements                  80             (5)            85
        FHLB Advances                       1,972           (148)         2,120
                                          -------        -------        -------
        Total                               2,244           (573)         2,817
                                          -------        -------        -------
Change in net interest income             $ 1,172        $   207        $   965
                                          =======        =======        =======

Year ended  September  30,  1998
compared  to year  ended
September  30,  1997
Interest-earning assets:
        Interest-bearing deposits         $   464        $    13        $   451
        Securities                         (1,212)        (1,150)
        Mortgage-backed securities            (79)          (140)            61
        FHLB stock                            132             (1)           133
        Loans held for sale                   178             --            178
        Loans receivable                    3,670            120          3,550
                                          -------        -------        -------
        Total                               3,153            (70)         3,223
Interest-bearing liabilities:
        Savings accounts                       (7)           (17)            10
        NOW and money market accounts          84             (9)            93
        Certificates of deposit 130          (102)           232
        Repurchase agreements                  63             --             63
        FHLB Advances                       1,777             10          1,767
                                          -------        -------        -------
        Total                               2,047           (118)         2,165
                                          -------        -------        -------
Change in net interest income             $ 1,106        $    48        $ 1,058
                                          =======        =======        =======

COMPARISON OF FISCAL YEARS ENDED SEPTEMBER 30, 1999
AND SEPTEMBER 30, 1998

     Consolidated net income for the Company for the year ended September 30, 1999 was $2,204,000 or $1.51 diluted net income per common share compared to $2,236,000 or $1.37 diluted net income per common share for the same period in 1998. Net interest income after provision for loan losses totaled $9.6 million for the year ended September 30, 1999 compared to $8.5 million for the same period one year ago.

     The increase in net interest income was primarily due to increases in the interest income on increases in volume of interest-earning assets which more than offset the increase in interest expense on increases in the volume of interest-bearing liabilities. First mortgage loan receivables increased by $14.8 million and commercial and consumer loan receivables by approximately $23.3 million from September 30, 1998 to September 30, 1999. At the same time, total deposits increased by $20.7 million and Federal Home Loan Bank borrowings increased by $11.5 million. The asset and liability growth was partially offset by a decrease in the yield on interest-earning assets from 7.65% in 1998 to 7.46% in 1999. The Company also experienced a decrease in interest paid on interest-bearing liabilities from 5.11% in 1998 to 4.89% in 1999. As a result, the interest rate spread increased three basis points from 2.54% in 1998 to 2.57% in 1999.

     Interest income increased $3.4 million during the year ended September 30, 1999 compared to the same period in 1998. The increase was primarily due to increased volumes of loans receivable, particularly commercial and consumer loans. Interest expense increased $2.2 million reflecting the growth in deposits and borrowed funds.

[graph omitted]

                                  DILUTED EPS

                                1996      $0.50
                                1997      $1.16
                                1998      $1.37
                                1999      $1.51

     Noninterest income increased from $964,000 for the year ended September 30, 1998 to $1.2 million for the twelve months ended September 30, 1999. The noninterest income increases are primarily due to fees generated from the growing number of core deposit relationships, recognition of mortgage servicing rights, net gains from loan sales and the servicing fees retained on these sold loans.

     Noninterest expense increased from $5.6 million to $7.0 million for the comparable twelve month periods ending September 30. These noninterest expense increases are primarily attributable to staffing increases, facility upgrades, expenses incurred in the offering of additional services to the Bank's customers and the recognition of a $489,000 provision to adjust loans held for sale to the lower of cost or market at September 30, 1999.

     The provision for loan losses was increased from $120,000 during the period ended September 30, 1998 to $230,000 for the period ended September 30, 1999 due to the substantial increase in commercial and consumer loan portfolios during the 1999 fiscal year.

     As of September 30, 1999, net loans were $269.5 million, an increase of $37.9 million from the $231.6 million as of September 30, 1998. Commercial loans outstanding increased by $16.6 million from $30.8 million at September 30, 1998 to $47.4 million at September 30, 1999. Residential mortgage loans and home equity loans outstanding increased by $18.7 million during the year ended September 30, 1999 net of secondary market sales totaling $20.7 million during the year. Consumer loans outstanding also increased by $2.6 million from $1.9 million at September 30, 1998 to $4.5 million at September 30, 1999. The growth in all lending divisions is primarily attributed to the Company's reputation as a quality local lender satisfying the market's desire for local service and local decision making.

                              [PIE CHART OMITTED]

                                   Asset Mix

                    Mortgage                              58%
                    Cash and Investments                  18%
                    Commercial                            14%
                    Home Equity and Second Mortgages       4%
                    Construction                           3%
                    Other Assets                           2%
                    Consumer                               1%

     During the year ended September 30, 1999, the Company completed secondary market mortgage loan sales totaling $20.7 million and the net gains realized on these loan sales were $366,000, including $258,000 related to recording mortgage loan servicing rights. At September 30, 1999, $8.1 million of loans were classified as loans held for sale.

     The loans sold during the year ended September 30, 1999 were fixed rate mortgage loans with maturities of fifteen years or longer. Servicing of the sold loans has been retained by the Company and the fees generated during this period were approximately $54,000, net of $37,000 in amortization of mortgage loan servicing rights. Management, in order to meet consumer demand, anticipates that the Company will continue to deliver fixed rate loans to the secondary market to manage interest rate risk and to diversify the asset mix of the Company.

                              [BAR GRAPH OMITTED]

                         Demand, NOW, Savings and MMDA
                                (Core Deposits)
                                 (In millions)

                        1996                      $36,722
                        1997                      $40,177
                        1998                      $45,134
                        1999                      $59,768

     Total deposits increased $20.7 million to $201.4 million as of September 30, 1999 from $180.7 million as of September 30, 1998, and securities sold under agreements to repurchase increased from $2.4 million to $6.6 million during the comparable periods. Federal Home Loan Bank ("FHLB") advances and other short term borrowings also increased from $100.0 million as of September 30, 1998 to $106.3 million as of September 30, 1999. These increases in deposits, repurchase agreements and other borrowings primarily funded the loan and investment growth during the year.

     Cash and cash equivalents decreased $5.8 million from $17.9 million as of September 30, 1998 to $12.1 million as of September 30, 1999. Net cash used in investing activities totaled $38.0 million and was partially offset by net cash provided by operating and financing activities amounting to $2.6 million and $29.6 million, respectively.

     The Company's capital leveraging strategy involves the purchase of mortgage related and other securities funded primarily with FHLB advances. This leveraging portfolio represented $20.8 million of the total securities available for sale at September 30, 1999 compared to $15.7 million at September 30, 1998. As of September 30, 1999, the total securities portfolio amounted to $42.2 million, an increase of $400,000 from $41.8 million at September 30, 1998. The securities portfolio activity included net security purchases of $65.3 million, security maturities totaling $42.4 million, principal payments on mortgage-backed and related securities of $21.5 million and a $1.1 million decrease in the market value of securities available for sale.

     Total liabilities increased from $284.1 million as of September 30, 1998 to $315.3 million as of September 30, 1999. This increase was primarily due to the $20.7 million increase in deposits, a $6.3 million increase in FHLB advances and other borrowings during the year and a $4.2 million increase in securities sold under agreements to repurchase.

     Total shareholders' equity increased from $30.9 million as of September 30, 1998 to $31.2 million as of September 30, 1999. The change to shareholders' equity resulted mainly from the repurchases of 56,668 shares of outstanding common stock during this period at a cost of $1.2 million along with the payment of cash dividends of $515,000 and a $672,000 adjustment to reflect the decrease in the market value of securities available for sale, net of tax. These decreases were offset by $2.2 million in net income. The book value of MFB Corp. common stock, based on the actual number of shares outstanding, increased from $20.95 at September 30, 1998 to $21.96 at September 30, 1999.

                              [PIE CHART OMITTED]

                            Liability and Equity Mix

               Other Time Deposits                        41%
               FHLB Advances                              30%
               Savings, DDA, NOW &
                    MMDA Deposits                         15%
               Stockholders' Equity                        9%
               Non-Interest
                    Bearing Deposits                       2%
               Repurchase Agreements                       2%
               Other Liabilities                           1%

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

     The increase in net interest income was primarily due to increases in interest income on increases in the volume of interest-earning assets which more than offset the increases in interest expense on increases in the volume of interest-bearing liabilities. First mortgage loan receivables increased by $18.2 million and commercial and consumer loan receivables by approximately $25.4 million from September 30, 1997 to September 30, 1998. The yield on total interest-earning assets also increased from 7.61% in 1997 to 7.65% in 1998, while the average rate paid on interest-bearing liabilities decreased from 5.12% in 1997 to 5.11% in 1998. As a result, the interest rate spread increased five basis points from 2.49% in 1997 to 2.54% in 1998.

     Interest income increased $3.2 million during the year ended September 30, 1998 compared to the same period in 1997. The increase was primarily due to increased volumes of loans receivable and an increase in the average rate earned on these assets. Interest expense increased $2.0 million reflecting the growth in deposits and borrowed funds. Net interest income increased $1.1 million for the year ended September 30, 1998 compared to the year ended September 30, 1997.

     Noninterest income increased from $425,000 for the year ended September 30, 1997 to $964,000 for the twelve months ended September 30, 1998. The noninterest income increases are primarily due to income from the recognition of mortgage servicing rights from loans sold, net gains from loan sales, servicing fees related to sold loans, and fees generated from the growing number of core deposit account relationships.

     Noninterest expense increased from $4.6 million to $5.6 million for the comparable twelve month periods ending September 30. These noninterest expense increases are primarily attributable to staffing increases and renovated facilities to support lending operations, along with expenses incurred in the offering of additional services to the Bank's customers.

     The provision for loan losses was increased from $30,000 during the period ended September 30, 1997 to $120,000 for the period ended September 30, 1998 due to the substantial increase in the volumes of commercial and consumer loans during the 1998 fiscal year.

     As of September 30, 1998, net loans were $231.6 million, an increase of $43.3 million from the $188.3 million as of September 30, 1997. Commercial loans outstanding increased from $8.8 million at September 30, 1997 to $30.8 million at September 30, 1998 as a result of substantial efforts to grow the small business banking division. Gross residential mortgage loans and home equity loans outstanding increased by $20.4 million during the year ended September 30, 1998 net of secondary market sales totaling $28.1 million during the year. Consumer loans outstanding also increased from $96,000 at September 30, 1997 to $1.9 million at September 30, 1998. The significant growth in all lending divisions can be credited to the Company's reputation as a quality local lender providing fast and knowledgeable service.

     At September 30, 1997, $12.7 million of real estate mortgage loans were reclassified from portfolio loans to loans held for sale in the secondary market. During the year ended September 30, 1998, the Company completed four secondary market mortgage loan sales totaling $28.1 million and the net gains realized on these loan sales were $333,000, including $211,000 related to recording mortgage loan servicing rights. At September 30, 1998, $13.5 million of loans were classified as loans held for sale.

     The loans sold during the year ended September 30, 1998 were fixed rate mortgage loans with maturities of fifteen years or longer. Servicing of the sold loans has been retained by the Company and the fees generated during this period were approximately $12,000, net of $19,000 in amortization of mortgage loan servicing rights.

     Total deposits increased $8.8 million to $180.7 million as of September 30, 1998 from $171.9 as of September 30, 1997. Federal Home Loan Bank ("FHLB") advances and other short term borrowings also increased from $49.4 million as of

September 30, 1997 to $100.0 million as of September 30, 1998. These increases in deposits and other borrowings primarily funded the loan growth during the year and the $8.4 million increase in cash and cash equivalents.

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

     The book value of MFB Corp. common stock, based on the actual number of shares outstanding, increased from $20.33 at September 30, 1997 to $20.95 at September 30, 1998.

LIQUIDITY AND CAPITAL RESOURCES

     Liquidity relates primarily to the Company's ability to fund loan demand, meet deposit customers' withdrawal requirements and provide for operating expenses. Assets used to satisfy these needs consist of cash, deposits with other financial institutions, overnight interest-bearing deposits in other financial institutions and securities available for sale. These assets are commonly referred to as liquid assets.

     A standard measure of liquidity for savings associations is the ratio of cash and eligible investments to a certain percentage of net withdrawable savings and borrowings due within one year. The minimum required ratio is currently set by OTS regulation at 4%. At September 30, 1999, the Bank's liquidity ratio was 16.87%. Therefore, the Bank's liquidity is well above the minimum regulatory requirements.

     Changes in the Bank's liquidity occur as a result of its operating, investing and financing activities. These activities are discussed below for the years ended September 30, 1999, 1998 and 1997.

     Liquid assets totaled $51.2 million as of September 30, 1999 compared to $59.7 million as of September 30, 1998 and $49.1 million as of September 30, 1997. The $8.5 million decrease in liquidity from September 30, 1998 to September 30, 1999 was primarily due to a $5.8 million decrease in cash and cash equivalents and a $2.7 million decrease in securities available for sale and interest-bearing time deposits in other financial institutions. Management believes the liquidity level of $51.2 million as of September 30, 1999 is sufficient to meet anticipated liquidity needs.

     Liquidity levels increased $10.6 million from September 30, 1997 to September 30, 1998 due primarily to a $8.4 million increase in cash and cash equivalents and a $2.2 million increase in securities available for sale.

     Short-term borrowings or long-term debt may be used to compensate for reduction in other sources of funds such as deposits and to assist in asset/liability management. During the year ended September 30, 1996, the Bank instituted a capital leveraging strategy that involved the purchase of earning assets funded primarily with FHLB advances. As of September 30, 1999, total FHLB borrowings amounted to $104.2 million, $20.8 million of which were used as part of this strategy. The remaining $83.4 million was used primarily to fund loan portfolio growth. The Bank had commitments to fund loan originations with borrowers totaling $65.0 million at September 30, 1999. In the opinion of management, the Company has sufficient cash flow and other cash resources to meet current and anticipated loan funding commitments, deposit customer withdrawal requirements and operating expenses. As of September 30, 1998, total FHLB borrowings amounted to $92.7 million, $15.7 million of which were used as part of the capital leveraging strategy. The remaining $77.0 million was used primarily to fund loan portfolio growth.

     The cash flow statements provide an indication of the Company's sources and uses of cash as well as an indication of the ability of the Company to maintain an adequate level of liquidity. A discussion of the changes in the cash flow statements for the years ended September 30, 1999, 1998 and 1997 follows.

     During the year ended September 30, 1999, net cash and cash equivalents decreased $5.8 million from $17.9 million at September 30, 1998 to $12.1 million at September 30, 1999.

     The Company experienced a net increase in cash from operating activities of $2.6 million during the year that was primarily attributable to the net income of $2.2 million and proceeds of $20.7 million realized from the sale of mortgage loans, offset by the origination of $20.9 million of loans held for sale.

     The $38.0 million decrease in cash from investing activities for the year ended September 30, 1999 was primarily related to the purchase of securities, FHLB stock and interest-bearing time deposits totaling $69.1 million, a $32.8 million increase in net loans, and the $2.0 million net increase of premises and equipment, offset by sales and maturities of securities totaling $44.4 million and $21.5 million of mortgage-backed securities principal payments.

     Financing activities generated net cash of $29.6 million for the year ended September 30, 1999. The net cash was provided primarily from net deposits of $20.7 million, $6.6 million in net new borrowed funds, and increases of $4.2 million in repurchase agreements, partially offset by the use of $1.2 million to repurchase the Company's stock.

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

     The $49.8 million decrease in cash from investing activities for the year ended September 30, 1998 was primarily related to the $43.5 million increase in net loans and the $49.7 purchase of securities and FHLB stock, offset by sale and maturities of securities totaling $25.7 million and $19.3 million of mortgage-backed securities principal payments.

     Financing activities generated net cash of $55.6 million for the year ended September 30, 1998. The net cash was provided primarily from $45.2 million in net new FHLB advances, net deposits of $8.8 million, a $4.9 million commitment to purchase securities and increases of $2.0 million in repurchase agreements, partially offset by the use of $5.9 million to repurchase the Company's stock.

     During the year ended September 30, 1997, net cash and cash equivalents increased $7.7 million from $1.7 million at September 30, 1996 to $9.5 million at September 30, 1997.

     The Company experienced a net increase in cash from operating activities of $1.3 million during the year that was primarily attributable to net income as adjusted for accrual basis accounting at September 30, 1997.

     The $23.0 million decrease in cash from investing activities for the year ended September 30, 1997 was primarily related to the $48.9 million increase in net loans and the $29.7 million purchase of securities and FHLB stock, offset by sales and maturities of securities totaling $53.1 million and $2.9 million of mortgage-backed securities principal payments.

     Financing activities generated net cash of $29.5 million for the year ended September 30, 1997. The net cash was provided primarily from $23.0 million in net new FHLB advances and net deposit increases of $12.9 million, partially offset by the use of $6.4 million to repurchase the Company's stock and $554,000 in cash dividend payments during the year.

     As of September 30, 1999 management is not aware of any current recommendations by regulatory authorities which, if they were to be implemented, would have, or are reasonably likely to have, a material adverse effect on the Company's liquidity, capital resources or operations.

NEW ACCOUNTING PRONOUNCEMENT

     SFAS No. 133 on derivatives will, beginning with the quarter ended December 31, 2000, require all derivatives to be recorded at fair value in the balance sheet, with changes in fair value run through income. If derivatives are documented and effective as hedges, the change in the derivative fair value will be offset by an equal change in the fair value of the hedged item.

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

YEAR 2000 READINESS

     The Company is aware of the issues associated with programming code in existing computer systems as the year 2000 approaches that involves the proper recognition of date sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail. The Company is heavily dependent on computer processing in its business activities and the year 2000 issue creates risk for the Company from unforseen problems in the Company's computer system and from third parties whom the Company uses to process information. Such failure of the Company's computer system and/or third parties computer systems could have a material impact on the Company's ability to conduct its business.

     A major third party vendor provides the Company's primary data processing. This provider has advised the Company that is has completed the renovation of its system to be year 2000 ready. The Company has performed tests of the data processing provider's system for year 2000 readiness and encountered no material difficulties during the testing process.

     The Company has performed an assessment of its computer hardware and software, and has determined those systems that require upgrade to be year 2000 ready. Such upgrades were completed concurrently with the third party vendor system upgrades that were implemented in June, 1999. In addition, the Company has reviewed other external third party vendors that provide services to the Company (i.e., utility companies, electronic funds transfer providers, and software companies) and has received certification letters from these vendors that their systems will be year 2000 ready on a timely basis. Testing has been performed with the service providers to determine their year 2000 readiness.

     The Company has followed the FFIEC guidance, as published in a series of interagency statements, on requirements on year 2000 readiness and has completed the five phases identified: awareness, assessment, renovation, validation and implementation for mission critical systems including third-party providers. Extensive testing of the critical processes in a year 2000 environment has revealed no material year 2000 problems.

     However, there is no assurance that the systems of other companies on which the Company's systems rely will be timely converted. If such modifications and conversions are not made, or are not completed timely, the year 2000 issue could have an adverse impact on operations of the Company. The Company has developed a year 2000 contingency plan that addresses, among other issues, critical operations and potential failures thereof, and strategies for business continuation.

     Contingency planning is one of the most important steps in year 2000 readiness. It provides a systematic basis for addressing an unexpected business interruption due to a year 2000 issue triggered by internal or third party system failures or by external infrastructure failures. A thorough contingency plan is prudent to reduce risk and potential impact of year 2000 induced interruptions or failures of critical business functions. The Company's contingency plan facilitates the identification of potential problems, dissemination of information, resolution of issues and decision-making process during the identified year 2000 timeframe. Our management team will be fully deployed during this time period and should a year 2000 issue be detected, the contingency plan will be immediately enacted to address the problem.

     The Company's significant suppliers are an online computer services firm (provides data processing services), the Federal Home Loan Bank of Indianapolis and utility services. The representations from these suppliers are that they have been making efforts to become year 2000 ready and to test and validate their systems during 1999. The Company continues to monitor the progress of these suppliers by requesting regular updates of the suppliers' progress and believes that these suppliers will be year 2000 ready before December 31, 1999. Management does not know of alternative suppliers for the services provided by these entities, but believes a conversion to these suppliers of the Company's data processing capabilities would be very difficult to accomplish before the year 2000.

     The Company could incur losses if loan payments are delayed due to year 2000 problems affecting significant borrowers. The Company has communicated with such parties to assess their progress in evaluating and implementing any corrective measures required by them to be year 2000 ready. To date, the Company has not been advised by such parties that they do not have plans in place to address and correct the issues associated with the year 2000 problem; however, no assurance can be given as to the adequacy of such plans or to the timeliness of their implementation. As part of the current credit approval process, new and renewed loans are evaluated as to the borrower's year 2000 readiness.

     The Company, as with all financial institutions, has reviewed the possibility of some level of reduction in deposits during the later part of 1999. Based on its review, the Company has determined that alternative sources of funds should be available to maintain adequate funding throughout the period.

     Based on the Company's review of its computer systems, management believes the cost of the remediation effort to make its systems year 2000 ready will not have an adverse impact on the Company's financial condition, results of operations or liquidity. The Company had already replaced many of its computers and associated equipment as a result of third party vendor upgrades. These cost and time estimates are based on management's best estimates and could differ from those actually incurred.

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

                         Report of Independent Auditors


Board of Directors and Shareholders
MFB Corp.
Mishawaka, Indiana

     We have audited the accompanying consolidated balance sheets of MFB Corp. and Subsidiary as of September 30, 1999 and 1998 and the related consolidated statements of income, shareholders' equity and cash flows for the years ended September 30, 1999, 1998 and 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MFB Corp. and Subsidiary as of September 30, 1999 and 1998, and the results of its operations and its cash flows for the years ended September 30, 1999, 1998 and 1997 in conformity with generally accepted accounting principles.





/s/ Crowe, Chizek and Company LLP
Crowe, Chizek and Company LLP
South Bend, Indiana
November 10, 1999

MFB CORP. AND SUBSIDIARY
Consolidated Balance Sheets

                                                                                                       September 30,
                                                                                             -------------------------------
                                                                                                 1999              1998
                                                                                             -------------     -------------
ASSETS
Cash and due from financial institutions                                                     $   6,315,747     $   3,018,404
Interest-bearing deposits in other financial institutions - short-term                           5,746,195        14,885,289
        Total cash and cash equivalents                                                         12,061,942        17,903,693
                                                                                             -------------     -------------
Interest-bearing time deposits in other financial institutions                                   1,000,000                --
Securities available for sale                                                                   38,170,143        41,819,768
Securities held to maturity (fair value of $3,709,205
  in 1999 and $-0- in 1998)                                                                      3,984,338                --
Federal Home Loan Bank (FHLB) stock, at cost                                                     5,511,300         4,636,300
Loans held for sale, net of unrealized losses
  of $489,152 in 1999 and $-0- in 1998                                                           8,061,951        13,516,502
Loans receivable, net of allowance for loan losses of
  $638,465 in 1999 and $453,567 in 1998 269,464,085                                            231,606,050
Accrued interest receivable                                                                      1,363,318           967,995
Premises and equipment, net                                                                      4,413,409         2,795,496
Mortgage servicing rights, net of accumulated amortization
  of $56,571 in 1999 and $19,376 in 1998                                                           412,390           191,699
Investment in limited partnership                                                                1,213,430         1,221,514
Other assets                                                                                       797,380           302,081
                                                                                             -------------     -------------
                Total assets                                                                 $ 346,453,686     $ 314,961,098
                                                                                             =============     =============

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
        Deposits
          Noninterest-bearing demand deposits                                                $   7,357,944     $   4,298,516
          Savings, NOW and MMDA deposits                                                        52,409,560        40,835,161
          Other time deposits                                                                  141,639,885       135,532,298
                        Total deposits                                                         201,407,389       180,665,975
        Securities sold under agreements to repurchase                                           6,566,395         2,365,716
        Other borrowings                                                                       104,225,750        97,656,964
        Advances from borrowers for taxes and insurance                                          2,111,183         2,316,317
        Accrued expenses and other liabilities                                                     961,339         1,070,349
                                                                                             -------------     -------------
                Total liabilities                                                              315,272,056       284,075,321
Shareholders' equity
        Common stock, no par value, 5,000,000 shares authorized;
          shares issued: 1,689,417 - 1999 and 1998;  shares
          outstanding: 1,420,049- 1999, 1,474,217 - 1998                                        13,016,302        12,846,979
        Retained earnings - substantially restricted                                            25,419,722        23,730,167
        Accumulated other comprehensive income (loss), net of
          tax of $(470,824) in 1999 and $(29,788) in 1998                                         (717,823)          (45,417)
        Unearned Employee Stock Ownership Plan (ESOP) shares                                      (222,963)         (444,557)
        Unearned Recognition and Retention Plan (RRP) shares                                            --           (38,500)
        Treasury Stock, 269,368 common shares - 1999;
          215,200 common shares - 1998, at cost                                                 (6,313,608)       (5,162,895)
                                                                                             -------------     -------------
                Total shareholders' equity                                                      31,181,630        30,885,777
                                                                                             -------------     -------------
                        Total liabilities and shareholders' equity                           $ 346,453,686     $ 314,961,098
                                                                                             =============     =============

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

MFB CORP. AND SUBSIDIARY
Consolidated Statements of Income



                                                                                Years ended September 30,
                                                                      -------------------------------------------
                                                                         1999            1998            1997
                                                                      -----------     -----------     -----------
Interest income
        Loans receivable, including fees
                Mortgage loans                                        $14,997,969     $15,071,514     $12,945,694
                Consumer and other loans                                1,267,455         858,670         550,905
                Financing leases and commercial loans                   4,060,194       1,815,178         400,120
        Securities - taxable                                            3,315,190       2,532,974       3,692,136
        Other interest-earning assets                                     612,977         559,547          95,971
                                                                      -----------     -----------     -----------
                Total interest income                                  24,253,785      20,837,883      17,684,826

Interest expense
        Deposits                                                        8,580,571       8,388,360       8,181,489
        Securities sold under agreements to repurchase                    147,675          67,352           4,138
        FHLB advances                                                   5,719,852       3,748,087       1,971,537
                                                                      -----------     -----------     -----------
                Total interest expense                                 14,448,098      12,203,799      10,157,164
Net interest income                                                     9,805,687       8,634,084       7,527,662
Provision for loan losses                                                 230,000         120,000          30,000
                                                                      -----------     -----------     -----------
Net interest income after provision
 for loan losses                                                        9,575,687       8,514,084       7,497,662

Noninterest income
        Insurance commissions                                             147,521         143,201         133,870
        Brokerage commissions                                              28,157          35,834          23,604
        Net realized gains from sales of securities
          available for sale                                                3,803           7,673           6,098
        Net realized gains from sales of loans  366,320 333,171 -
        Loan servicing fees, net of amortization
          of $37,195 in 1999 and $19,376 in 1998                           54,025          12,038              --
        Other income                                                      620,240         432,276         261,171
                                                                      -----------     -----------     -----------
        Total noninterest income                                        1,220,066         964,193         424,743

Noninterest expense
        Salaries and employee benefits                                  3,846,889       3,413,558       2,772,154
        Occupancy and equipment expense                                   882,698         720,305         579,327
        SAIF deposit insurance premium                                    109,208         107,503         147,121
        Provision to adjust loans held for sale
          to lower of cost or market                                      489,152              --              --
        Other expense                                                   1,678,134       1,384,023       1,099,972
                                                                      -----------     -----------     -----------
        Total noninterest expense                                       7,006,081       5,625,389       4,598,574
                                                                      -----------     -----------     -----------
Income before income taxes                                              3,789,672       3,852,888       3,323,831
Income tax expense                                                      1,585,374       1,616,605       1,321,630
                                                                      -----------     -----------     -----------
Net income                                                            $ 2,204,298     $ 2,236,283     $ 2,002,201
                                                                      ===========     ===========     ===========
        Basic earnings per common share $                                    1.56     $      1.44     $      1.21
        Diluted earnings per common share                                    1.51            1.37            1.16

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

MFB CORP. AND SUBSIDIARY
Consolidated Statements of Shareholder Equity
Years ended September 30, 1999, 1998 and 1997

                                                                                                   Accumulated
                                                                                                      Other
                                                                                                  Comprehensive
                                                                  Common           Retained        Income (Loss),    Unearned
                                                                   Stock           Earnings         Net of Tax      ESOP Shares
                                                                   -----           --------         ----------      -----------
Balance at September 30, 1996                                   $ 18,316,651     $ 20,588,797     $   (219,928)    $   (893,651)
Purchase and retirement of 288,063 shares
  of common stock                                                 (5,381,427)              --               --               --
Purchase of 45,000 shares of treasury stock                               --               --               --               --
Stock option exercise-issuance of 3,500 common shares                 35,000               --               --               --
Stock option exercise-issuance of 6,150 shares
  of treasury stock                                                  (79,181)              --               --               --
Cash dividends declared - $ .32 per share                                 --         (553,557)              --           29,041
Effect of contribution to fund ESOP                                       --               --               --
Market adjustment of 23,276 ESOP shares
  committed to be released                                           188,153               --               --               --
Amortization of RRP contribution                                          --               --               --               --
Tax benefit related to employee stock plans                           28,975               --               --               --
Comprehensive income:
    Net income for the year end September 30, 1997                        --        2,002,201               --               --
    Net change in net unrealized gains and losses on
      securities available for sale, net of reclassification
      adjustments and tax effects                                         --               --                         293,136 -
          Total comprehensive income                                      --               --               --               --
                                                                ------------     ------------     ------------     ------------
Balance at September 30, 1997                                     13,108,171       22,037,441           73,208         (664,610)
Purchase of 245,200 shares of treasury stock                              --               --               --               --
Stock option exercise-issuance of 68,850 shares
  of treasury stock                                                 (968,611)              --               --               --
Cash dividends declared - $ .335 per share                                --         (543,557)              --           20,053
Effect of contribution to fund ESOP                                       --               --               --
Market adjustment of 20,989 ESOP shares
  committed to be released                                                          286,919 -               --               --
Amortization of RRP contribution                                          --               --               --               --
Tax benefit related to employee stock plans                                         420,500 -               --               --
Comprehensive income:
    Net income for the year end September 30, 1998                        --        2,236,283               --               --
    Net change in net unrealized gains and losses on
      securities available for sale, net of reclassification
      adjustments and tax effects                                         --               --         (118,625)              --
          Total comprehensive income                                      --               --               --               --
                                                                ------------     ------------     ------------     ------------
Balance at September 30, 1998                                   $ 12,846,979     $ 23,730,167     $    (45,417)    $   (444,557)
Purchase of 56,668 shares of treasury stock                               --               --               --               --
Stock option exercise-issuance of 2,500 shares
  of treasury stock                                                  (33,906)              --               --               --
Cash dividends declared - $ .355 per share                                --         (514,743)              --           13,961
Effect of contribution to fund ESOP                                       --               --               --
Market adjustment of 19,186 ESOP shares
  committed to be released                                                          203,229 -               --               --
Amortization of RRP contribution                                          --               --               --               --
Comprehensive income:
    Net income for the year end September 30, 1999                        --        2,204,298               --               --
    Net change in net unrealized gains and losses
      on securities available for sale, net of
      reclassification adjustments and tax effects                        --               --         (672,406)              --
          Total comprehensive income                                      --               --               --               --
                                                                ------------     ------------     ------------     ------------
Balance at September 30, 1999                                   $ 13,016,302     $ 25,419,722     $   (717,823)    $   (222,963)
                                                                ============     ============     ============     ============

                 The accompanying notes are an integral part of
                    these consolidated financial statements.



                                                                                                        Total
                                                                      Unearned         Treasury      Shareholders'
                                                                     RRP Shares          Stock           Equity
                                                                     ----------          -----           ------
Balance at September 30, 1996                                      $   (192,500)              $-     $ 37,599,369
Purchase and retirement of 288,063 shares
  of common stock                                                            --               --       (5,381,427)
Purchase of 45,000 shares of treasury stock                                  --       (1,029,375)      (1,029,375)
Stock option exercise-issuance of 3,500 common shares                        --               --           35,000
Stock option exercise-issuance of 6,150 shares
  of treasury stock                                                          --                      140,681 61,500
Cash dividends declared - $ .32 per share                                    --               --         (524,516)
Effect of contribution to fund ESOP                                   200,000 -               --          200,000
Market adjustment of 23,276 ESOP shares
  committed to be released                                                   --               --          188,153
Amortization of RRP contribution                                         77,000               --           77,000
Tax benefit related to employee stock plans                                  --               --           28,975
Comprehensive income:
    Net income for the year end September 30, 1997                           --               --        2,002,201
    Net change in net unrealized gains and losses on
      securities available for sale, net of reclassification
      adjustments and tax effects                                            --               --          293,136
          Total comprehensive income                                         --               --        2,295,337
                                                                   ------------     ------------     ------------
Balance at September 30, 1997                                          (115,500)        (888,694)      33,550,016
Purchase of 245,200 shares of treasury stock                                 --       (5,931,312)      (5,931,312)
Stock option exercise-issuance of 68,850 shares
  of treasury stock                                                          --        1,657,111          688,500
Cash dividends declared - $ .335 per share                                   --               --         (523,504)
Effect of contribution to fund ESOP                                   200,000 -               --          200,000
Market adjustment of 20,989 ESOP shares
  committed to be released                                                   --               --          286,919
Amortization of RRP contribution                                         77,000               --           77,000
Tax benefit related to employee stock plans                                  --               --          420,500
Comprehensive income:
    Net income for the year end September 30, 1998                           --               --        2,236,283
    Net change in net unrealized gains and losses on
      securities available for sale, net of reclassification
      adjustments and tax effects                                            --               --         (118,625)
          Total comprehensive income                                         --               --        2,117,658
                                                                   ------------     ------------     ------------
Balance at September 30, 1998                                      $    (38,500)    $ (5,162,895)    $ 30,885,777
Purchase of 56,668 shares of treasury stock                                  --       (1,209,619)      (1,209,619)
Stock option exercise-issuance of 2,500 shares
  of treasury stock                                                          --           58,906           25,000
Cash dividends declared - $ .355 per share                                   --               --         (500,782)
Effect of contribution to fund ESOP                                   207,633 -               --          207,633
Market adjustment of 19,186 ESOP shares
  committed to be released                                                   --               --          203,229
Amortization of RRP contribution                                         38,500               --           38,500
Comprehensive income:
    Net income for the year end September 30, 1999                           --               --        2,204,298
    Net change in net unrealized gains and losses
      on securities available for sale, net of
      reclassification adjustments and tax effects                           --               --         (672,406)
          Total comprehensive income                                         --               --        1,531,892
                                                                   ------------     ------------     ------------
Balance at September 30, 1999                                      $         --     $ (6,313,608)    $ 31,181,630
                                                                   ============     ============     ============

                   The accompanying notes are an integral part of
                    these consolidated financial statements.

MFB CORP. AND SUBSIDIARY
Consolidated Statements of Cash Flows
Years ended September 30, 1999, 1998 and 1997

                                                                    1999              1998              1997
                                                                 -----------       -----------       -----------
Cash flows from operating activities
        Net income                                              $  2,204,298      $  2,236,283      $  2,002,201
        Adjustments to reconcile net income
          to net cash from operating activities
        Depreciation and amortization, net of accretion              298,862           314,688           473,203
        Amortization of RRP contribution                              38,500            77,000            77,000
        Provision for loan losses                                    230,000           120,000            30,000
        Provision to adjust loans held for sale
          to lower of cost or market                                 489,152                --                --
        Net realized gains from sales of
          securities available for sale                               (3,803)           (7,673)           (6,098)
        Net realized gains from sales of loans                      (366,320)         (333,171)               --
        Amortization of mortgage servicing rights                     37,195            19,376                --
        Origination of loans held for sale                       (20,948,828)      (28,866,583)               --
        Proceeds from sales of loans held for sale                20,728,574        28,143,363                --
        Equity in loss of investment in
          limited partnership                                          8,084             4,236                --
        Market adjustment of ESOP shares
          committed to be released                                   203,229           286,919           188,153
        ESOP expense                                                 207,633           200,000           200,000
        Net change in:
                Accrued interest receivable                         (395,323)         (249,568)           99,587
                Other assets                                         (24,475)          (80,831)          498,262
                Accrued expenses and other liabilities              (138,798)          750,489        (2,303,772)
                                                                 -----------       -----------       -----------
                      Net cash from operating activities           2,567,980         2,614,528         1,258,536

Cash flows from investing activities
        Net change in interest-bearing time
          deposits in other financial institutions                (1,000,000)               --           495,000
        Net change in loans receivable                           (32,793,948)      (43,461,852)      (48,913,292)
        Proceeds from:
                Sales of securities available for sale             1,989,992         2,926,206        25,186,766
                Principal payments of mortgage-backed
                  and related securities                          21,505,020        19,343,270         2,938,521
                Maturities of securities available for sale       42,410,326        22,738,565        27,877,752
        Purchase of:
                Securities available for sale                    (63,280,952)      (47,461,878)      (28,634,913)
                Securities held to maturity                       (3,984,360)               --                --
                FHLB stock                                          (875,000)       (2,236,300)       (1,063,900)
                Premises and equipment, net                       (2,001,153)         (423,665)         (859,211)
                Investment in limited partnership                         --        (1,225,750)               --
                                                                 -----------       -----------       -----------
                      Net cash from investing activities         (38,030,075)      (49,801,404)      (22,973,277)

                   The accompanying notes are an integral part of
                    these consolidated financial statements.

(Continued)

Consolidated Statements of Cash Flows
Years ended September 30, 1999, 1998 and 1997 (continued)



                                                                1999              1998              1997
                                                            ------------      ------------      ------------
Cash flows from financing activities
        Purchase of MFB Corp. common stock                  $ (1,209,619)     $ (5,931,312)     $ (6,410,802)
        Net change in deposits                                20,741,414         8,778,708        12,922,778
        Net change in securities sold under
          agreements to repurchase                             4,200,679         1,976,796           388,920
        Proceeds from other borrowings                        23,000,000        72,156,964        66,735,000
        Repayment of other borrowings                        (16,431,214)      (22,000,000)      (43,735,000)
        Proceeds from exercise of stock options                   25,000           688,500            96,500
        Net change in advances from
          borrowers for taxes and insurance                     (205,134)          462,069           (10,179)
        Cash dividends paid                                     (500,782)         (523,504)         (524,516)
                                                            ------------      ------------      ------------
                Net cash from financing activities            29,620,344        55,608,221        29,462,701
                                                            ------------      ------------      ------------
Net change in cash and cash equivalents (5,841,751)            8,421,345         7,747,960

Cash and cash equivalents at beginning of year                17,903,693         9,482,348         1,734,388
                                                            ------------      ------------      ------------
Cash and cash equivalents at end of year                    $ 12,061,942      $ 17,903,693      $  9,482,348
                                                            ============      ============      ============

Supplemental disclosures of cash flow information
        Cash paid during the year for
                Interest                                    $ 14,403,181      $ 12,305,287      $ 10,113,767
                Income taxes                                   1,627,895         1,182,448           868,000

Supplemental schedule of noncash investing
  activities
        Transfer from:
                Loans receivable to loans held for sale     $         --                $-      $ 12,671,186
                Loans held for sale to loans receivable        5,294,087                --                --




                   The accompanying notes are an integral part of
                    these consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of Consolidation: The accompanying consolidated financial statements include the accounts of MFB Corp., and its wholly-owned subsidiary (together referred to as "the Company"), MFB Financial (the "Bank"), a federal stock savings bank, and Mishawaka Financial Services, Inc., a wholly-owned subsidiary of the Bank. Mishawaka Financial Services, Inc. is engaged in the sale of credit life, general fire and accident, car, home and life insurance as agent for the Bank's customers and the general public. All significant intercompany transactions and balances are eliminated in consolidation.

     Nature of Business and Concentrations of Credit Risk: The primary source of income for the Company results from granting commercial, consumer and residential real estate loans in Mishawaka and the surrounding area. Loans secured by real estate mortgages comprise approximately 81% of the loan portfolio at September 30, 1999 and are primarily secured by residential mortgages. The Company operates primarily in the banking industry which accounts for more than 90% of its revenues, operating income and assets.

     Use of Estimates In Preparing Financial Statements: The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period, as well as the disclosures provided. Areas involving the use of estimates and assumptions in the accompanying financial statements include the allowance for loan losses, fair values of securities and other financial instruments, determination and carrying value of loans held for sale, determination and carrying value of impaired loans, the value of mortgage servicing rights, the value of investments in limited partnerships, the value of stock options, the realization of deferred tax assets, and the determination of depreciation of premises and equipment recognized in the Company's financial statements. Actual results could differ from those estimates. Estimates associated with the allowance for loan losses and the fair values of securities and other financial instruments are particularly susceptible to material change in the near term.

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

     Securities: Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported separately as other comprehensive income or loss and in shareholders' equity, net of tax. Securities are classified as trading when held for short term periods in anticipation of market gains, and are carried at fair value. Securities are written down to fair value when a decline in fair value is not temporary.

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

     Effective October 1, 1996, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 122, Accounting for Mortgage Servicing Rights. This Statement changed the accounting for mortgage servicing rights retained by a loan originator. Under this standard, if the originator sells or securitizes mortgage loans and retains the related servicing rights, the total cost of the mortgage loan is allocated between the loan (without the servicing rights) and the servicing rights, based on their relative fair values. Prior to adopting SFAS No. 122 on October 1, 1996, servicing right assets were recorded only for purchased rights to service mortgage loans. The costs allocated to mortgage servicing rights are now recorded as a separate asset and are amortized in proportion to, and over the life of, the net servicing income. The carrying value of the mortgage servicing rights are periodically evaluated for impairment.

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

     Foreclosed Real Estate: Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at fair value at the date of acquisition, establishing a new cost basis. Any reduction to fair value from the carrying value of the related loan at the time of acquisition is accounted for as a loan loss and charged against the allowance for loan losses. Valuations are periodically performed by management and valuation allowances are adjusted through a charge to income for changes in fair value or estimated selling costs. Foreclosed real estate at September 30, 1999 and 1998 amounted to $100,000 and $145,000.

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

     Earnings Per Common Share: Basic earnings per common share is based on the net income divided by the weighted average number of common shares outstanding during the period. ESOP shares are considered outstanding for earnings per common share calculations as they are committed to be released; unearned shares are not considered outstanding. Recognition and retention plan ("RRP") shares are considered outstanding for earnings per common share calculations as they become vested. Diluted earnings per common share shows the dilutive effective of additional potential common shares issuable under stock options and nonvested shares issued under the RRP.

     Stock Compensation: Expense for employee compensation under stock option plans is based on Accounting Principles Board (APB) Opinion 25, with expense reported only if options are granted below market price at grant date. Disclosures of net income and earnings per common share are provided as if the fair value method of SFAS No. 123 were used for stock-based compensation.

     Comprehensive Income (Loss): Comprehensive income (loss) consists of net income and other comprehensive income (loss). Other comprehensive income includes the net change in net unrealized gains and losses on securities available for sale, net of reclassification adjustments and tax effects, and is also recognized as a separate component of shareholders' equity. The accounting standard that requires reporting comprehensive income (loss) first applies for 1999, with prior information restated to be comparable.

     Segments: MFB Corp. and its subsidiary, MFB Financial and its subsidiary Mishawaka Financial Services, Inc. provide a broad range of financial services to individuals and companies in Mishawaka and the surrounding area. These services include demand, time and savings deposits; lending; and insurance.
While the Company's chief decision makers monitor the revenue streams of the various Company products and services, operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the Company's banking operations are considered by management to be aggregated in one reportable operating segment.

     New Accounting Pronouncement: SFAS No. 133 on derivatives will, beginning with the quarter ended December 31, 2000, require all derivatives to be recorded at fair value in the balance sheet. Unless designated as hedges, changes in these fair values will be recorded in the income statement. If derivatives are documented and effective as hedges, the change in the derivative fair value will generally be offset by an equal change in the fair value of the hedged item.

     Reclassifications:   Some  items  in  the  prior   consolidated   financial
statements have been reclassified to conform with the current presentation.

NOTE 2 - EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE

     A reconciliation of the numerators and denominators used in the computation of the basic earnings per common share and diluted earnings per common share is presented below:


                                                                      Year ended September 30,
                                                           ---------------------------------------------
                                                               1999             1998             1997
                                                           -----------      -----------      -----------
Basic Earnings Per Common Share
        Numerator
                Net income                                 $ 2,204,298      $ 2,236,283      $ 2,002,201
                                                           ===========      ===========      ===========
        Denominator
                Weighted average common shares
                  outstanding                                1,448,790        1,611,492        1,742,329
                Less:  Average unallocated ESOP shares         (30,450)         (50,538)         (72,670)
                Less:  Average nonvested RRP shares             (1,925)          (7,700)         (15,400)
                                                           -----------      -----------      -----------
                Weighted average common shares
                  outstanding for basic earnings per
                  common share                               1,416,415        1,553,254        1,654,259
                                                           ===========      ===========      ===========
        Basic earnings per common share                    $      1.56      $      1.44      $      1.21
                                                           ===========      ===========      ===========

                                                                 Year ended September 30,
                                                         ----------------------------------------
                                                            1999           1998           1997
                                                         ----------     ----------     ----------
Diluted Earnings Per Common Share
        Numerator
                Net income                               $2,204,298     $2,236,283     $2,002,201
                                                         ==========     ==========     ==========
        Denominator
                Weighted average common shares
                  outstanding for basic earnings per
                  common share                            1,416,415      1,553,254      1,654,259
                Add:  Dilutive effects of average
                  nonvested RRP shares                          448          3,166             --
                Add:  Dilutive effects of assumed
                  exercises of stock options                 44,793         75,417         71,916
                                                         ----------     ----------     ----------
                Weighted average common shares
                  and dilutive potential common
                  shares outstanding                      1,461,656      1,631,837      1,726,175
                                                         ----------     ----------     ----------
        Diluted earnings per common share                $     1.51     $     1.37     $     1.16
                                                         ==========     ==========     ==========


     Stock options for 78,250 and 45,000 shares of common stock were not considered in computing diluted earnings per common share for the years ended September 30, 1999 and 1998 because they were antidilutive.

NOTE 3 - SECURITIES

     The amortized cost and fair value of securities available for sale and held to maturity are as follows:


                                                      Available for Sale
                                                      September 30, 1999
                                --------------------------------------------------------------
                                                     Gross            Gross
                                  Amortized       Unrealized       Unrealized         Fair
                                    Cost            Gains            Losses           Value
                                ------------    ------------     ------------     ------------
Debt securities
        U.S. Government and
          federal agencies      $  7,745,193              $-     $   (182,510)    $  7,562,683
        Mortgage-backed           27,112,085          56,085         (718,350)      26,449,820
        Corporate notes            3,958,662              --         (230,232)       3,728,430
                                ------------    ------------     ------------     ------------
                                  38,815,940          56,085       (1,131,092)      37,740,933
Marketable equity securities         542,850              --         (113,640)         429,210
                                ------------    ------------     ------------     ------------
                                $ 39,358,790    $     56,085     $ (1,244,732)    $ 38,170,143
                                ============    ============     ============     ============

                                                      Held to Maturity
                                                      September 30, 1999
                                --------------------------------------------------------------
                                                     Gross            Gross
                                  Amortized       Unrealized       Unrealized         Fair
                                    Cost            Gains            Losses           Value
                                ------------    ------------     ------------     ------------
Corporate notes                  $ 3,984,338      $      -        $(275,133)      $ 3,709,205
                                ============    ============     ============     ============


                                                      Available for Sale
                                                      September 30, 1998
                                --------------------------------------------------------------
                                                     Gross            Gross
                                  Amortized       Unrealized       Unrealized         Fair
                                    Cost            Gains            Losses           Value
                                ------------    ------------     ------------     ------------
Debt securities
        U.S. Government
        and federal agencies    $  4,218,461    $     35,228     $         --     $  4,253,689
        Mortgage-backed           22,259,552          33,404          (25,879)      22,267,077
        Other securities           8,929,482              --               --        8,929,482
        Corporate notes            5,944,628               --         (81,488)       5,863,140
                                ------------    ------------     ------------     ------------
                                  41,352,123          68,632         (107,367)      41,313,388
Marketable equity securities         542,850              --          (36,470)         506,380
                                ------------    ------------     ------------     ------------
                                $ 41,894,973    $     68,632     $   (143,837)    $ 41,819,768
                                ============    ============     ============     ============


     There were no securities held to maturity at September 30, 1998.

     The amortized cost and fair value of debt securities by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                                 September 30, 1999
                                --------------------------------------------------------
                                    Available for Sale            Held for Maturity
                                --------------------------    --------------------------
                                  Amortized        Fair         Amortized        Fair
                                    Cost           Value          Cost           Value
                                -----------    -----------    -----------    -----------
Due in one year or less         $   501,371    $   501,250    $   501,286    $   501,145
Due after one year through
  five years                      2,498,157      2,464,075             --             --
Due after five years through
  ten years                       4,000,000      3,893,760      3,483,052      3,208,060
Due after ten years               4,704,327      4,432,028             --             --
                                -----------    -----------    -----------    -----------
                                 11,703,885     11,291,113      3,984,338      3,709,205
Mortgage-backed securities       27,112,085     26,449,820             --             --
                                -----------    -----------    -----------    -----------
                                $38,815,940    $37,740,933    $ 3,984,338    $ 3,709,205
                                ===========    ===========    ===========    ===========


     Proceeds from sales of securities available for sale were $1,989,992 during the year ended September 30, 1999. Gross gains of $5,026 and gross losses of $1,223 were realized on these sales. During the year ended September 30, 1998, proceeds from the sales of securities available for sale were $2,926,206 with gross gains of $10,534 and gross losses of $2,861 realized on these sales. During the year ended September 1997, proceeds from the sales of securities available for sale were $25,186,766 with gross gains of $59,828 and gross losses of $53,730 realized on those losses.

NOTE 4 - LOANS RECEIVABLE, NET

     Loans receivable, net at September 30 are summarized as follows:

                                                                1999              1998
                                                            -------------     -------------
First mortgage loans (principally conventional)
        Principal balances
                Secured by one-to-four family residences    $ 191,479,582     $ 183,150,539
                Construction loans                             11,157,731         8,233,468
                Other                                           3,298,833           120,188
                                                            -------------     -------------
                                                              205,936,146       191,504,195
                Less undisbursed portion of construction
                  and other mortgage loans                        (87,153)         (485,444)
                                                            -------------     -------------
                        Total first mortgage loans            205,848,993       191,018,751

Commercial and consumer loans:
        Principal balances
        Home equity and second mortgage                       $13,308,441     $   9,067,504
        Commercial                                             47,399,290        30,774,778
        Financing leases                                           16,969            83,026
        Other                                                   4,461,096         1,913,564
                Total commercial and consumer loans            65,185,796        41,838,872
Allowance for loan losses                                        (638,465)         (453,567)
Net deferred loan origination fees                               (932,239)         (798,006)
                                                            -------------     -------------
                                                            $ 269,464,085     $ 231,606,050
                                                            =============     =============


     Activity in the allowance for loan losses is summarized as follows for the years ended September 30:

                                    1999           1998           1997
                                 ---------      ---------      ---------
Balance at beginning of year     $ 453,567      $ 370,000      $ 340,000
Provision for loan losses          230,000        120,000         30,000
Charge-offs                        (45,102)       (36,433)            --
Recoveries                              --             --             --
                                 ---------      ---------      ---------
Balance at end of year           $ 638,465      $ 453,567      $ 370,000
                                 =========      =========      =========

At September 30, 1999, 1998 and 1997, no portion of the allowance for loan losses was allocated to impaired loan balances as there were no loans considered impaired loans as of or for the years ended September 30, 1999, 1998 and 1997.

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of these loans at September 30, are summarized as follows:

                                                                  1999            1998
                                                              -----------     -----------
Mortgage loan portfolios serviced for:
        Telebank                                              $ 7,597,059     $ 9,943,910
        Hanover Capital Mortgage Holdings, Inc.                 6,785,972       7,629,859
        LaSalle Bank, FSB                                       7,222,714       8,036,000
        Citizens Bank                                           6,250,822              --
        Federal Home Loan Mortgage Corporation                 13,709,321              --
                                                              -----------     -----------
                                                              $41,565,888     $25,609,769
                                                              ===========     ===========

     Custodial escrow balances maintained in connection with the foregoing serviced loans were $209,000 and $62,000 at September 30, 1999 and 1998.

     Certain directors and executive officers of the Company and its subsidiary, including associates of such persons, are loan customers. A summary of the related party loan activity, for loans aggregating $60,000 or more to any one related party, is as follows:

                                             1999             1998
                                         -----------      -----------
Balance - beginning of year              $ 1,513,829      $   927,721
New loans                                    443,980          896,705
Repayments                                  (375,307)        (117,579)
Effect of changes in related parties              --         (193,018)
                                         -----------      -----------
Balance - end of year                    $ 1,582,502      $ 1,513,829
                                         ===========      ===========

NOTE 5 - PREMISES AND EQUIPMENT, NET

     Premises and equipment at September 30 are summarized as follows:

                                                  1999             1998
                                              -----------      -----------
Land                                          $   834,895      $   581,956
Buildings and improvements                      3,571,734        2,544,588
Furniture and equipment                         2,052,425        1,441,967
                                              -----------      -----------
        Total cost                              6,459,054        4,568,511
Accumulated depreciation and amortization      (2,045,645)      (1,773,015)
                                              -----------      -----------
                                              $ 4,413,409      $ 2,795,496
                                              ===========      ===========

     Depreciation and amortization of premises and equipment, included in occupancy and equipment expense was approximately $383,000, $241,000 and $216,000 for the years ended September 30, 1999, 1998 and 1997, respectively.

NOTE 6 - DEPOSITS

     The aggregate amount of short-term jumbo certificates of deposit in denomination of $100,000 or more was approximately $30,252,000 and $27,568,000 at September 30, 1999 and 1998. At September 30, 1999, the scheduled maturities of certificates of deposit are as follows for the years ended September 30:

                    2000                    $110,416,081
                    2001                      22,227,730
                    2002                       6,873,015
                    2003                       1,467,270
                    2004                          70,271
                    Thereafter                   285,518
                                            ------------
                                            $141,639,885
                                            ============

NOTE 7 - SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

     Securities sold under agreements to repurchase consist of obligations of the Company to other parties. These arrangements are all one-day retail repurchase agreements and are secured by investment securities. Such collateral is held by safekeeping agents of the Company. Information concerning securities sold under agreements to repurchase as of September 30 is summarized as follows:


                                                     1999            1998            1997
                                                  ----------      ----------      ----------
        Average daily balance during the year     $3,892,000      $1,647,000      $   97,000
        Average interest rate during the year           3.79%           4.09%           4.27%
        Maximum month end balance
        during the year $7,079,000                $3,882,000      $  389,000
        Balance at end of year                    $6,566,395      $2,365,716      $  388,920
Securities underlying these agreements
at year end were as follows:
        Carrying value of securities              $9,892,000      $8,385,000      $3,530,000
        Fair value                                $9,310,000      $8,387,000      $3,508,000


NOTE 8 - FEDERAL HOME LOAN BANK ADVANCES

     At September 30, 1999, advances from the Federal Home Loan Bank of Indianapolis with fixed and variable rates ranging from 4.76% to 5.93% are required to be repaid in the year ending September 30 as follows:

               2000                              $8,000,000
               2001                               2,350,000
               2002                              11,350,000
               2003                              15,300,000
               2004                                 800,000
               Thereafter                        66,425,750
                                               ------------
                                               $104,225,750
                                               ============


     FHLB advances are secured by all FHLB stock, qualifying first mortgage loans, government agency and mortgage backed securities. At September 30, 1999 and 1998, in addition to $5,511,000 and $4,636,000 in FHLB stock, collateral of approximately $225,715,000 and $194,477,000 is pledged to the FHLB to secure advances outstanding.

     At September 30, 1998, the Bank had a due to broker for $4.9 million for a security purchase which settled October 5, 1998.

NOTE 9 - EMPLOYEE BENEFITS

     Employee Pension Plan: The Bank is part of a qualified noncontributory multiple-employer defined benefit pension plan covering substantially all of its employees. The plan is administered by the trustees of the Financial Institutions Retirement Fund. There is no separate valuation of plan benefits nor segregation of plan assets specifically for the Bank because the plan is a multiple-employer plan and separate actuarial valuations are not made with respect to each employer nor are the plan assets so segregated. As of July 1, 1999, the latest actuarial valuation date, total plan assets exceeded the actuarially determined value of total vested benefits. The cost of the plan is set annually as an established percentage of wages. Pension plan expense for the years ended September 30, 1999, 1998 and 1997 was approximately $6,900, $1,500 and $1,500, respectively.

     401(k) Plan: On July 1, 1996, the Company adopted a retirement savings 401(k) plan which covers all full time employees who are 21 or older and have completed one year of service. Beginning August 1, 1996, participants may defer up to 15% of compensation. The Company matches 50% of elective deferrals on 6% of the participants' compensation. Expense for the 401(k) plan for the years ended September 30, 1999, 1998 and 1997 was approximately $60,000, $52,000 and $42,000.

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

     ESOP expense was approximately $411,000, $487,000 and $388,000 for the years ended September 30, 1999, 1998 and 1997. Contributions to the ESOP, including dividends on unearned ESOP shares, was approximately $222,000, $220,000 and $229,000 during the years ended September 30, 1999, 1998 and 1997.

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

     At September 30, 1999, 1998 and 1997, 19,186, 20,989 and 23,276 shares with an average fair value of $21.41, $23.20 and $16.68 per share, were committed to be released.

     The ESOP shares as of September 30 were as follows:



                                                       1999             1998             1997
                                                   -----------      -----------      -----------
Allocated shares                                       119,143           99,957           78,968
Unearned shares                                         20,857           40,043           61,032
Shares withdrawn from the plan by participants         (14,571)          (5,601)
        Total ESOP shares held in the plan             125,429          134,399          134,399
                                                   -----------      -----------      -----------
Fair value of unearned shares                      $   412,000      $ 1,021,000      $ 1,419,000
                                                   ===========      ===========      ===========


     Recognition and Retention Plans (RRPs): In conjunction with its stock conversion, the Company established RRPs as a method of providing directors, officers and other key employees of the Company with a proprietary interest in the Company in a manner designed to encourage such persons to remain with the Company. Eligible directors, officers and other key employees of the Company become vested in awarded shares of common stock at a rate of 20% per year commencing March 24, 1994. The RRPs acquired, in the aggregate, 70,000 shares of common stock issued in the conversion at $10 per share and 70,000 shares were awarded to RRP participants at no cost to them. RRP expense for the years ended September 30, 1999, 1998 and 1997 was approximately $38,500, $77,000 and $77,000, respectively.

     Stock Option Plan: The Board of Directors of the Company adopted the MFB Corp. Stock Option Plans (the "Option Plans"). The number of options authorized under the Plans totals 350,000 shares of common stock. Officers, employees and outside directors of the Company and its subsidiary are eligible to participate in the Option Plans. The option exercise price must be no less than 85% of the fair market value of common stock on the date of the grant, and the option term cannot exceed ten years and one day from the date of the grant. As of September 30, 1999, all options granted have an exercise price of at least 100% of the market value of the common stock on the date of grant and no compensation expense was recognized for stock options for the years ended September 30, 1999, 1998 and 1997. As of September 30, 1999, 69,250 options remain available for future grants.

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

     The fair value for the options was  estimated  at the date of grant using a
Black-Scholes   option   pricing  model  with  the  following   weighted-average
assumptions:

                                                 1999         1998
                                                 ----         ----
Risk-free interest rate                          4.74%        6.00
Expected dividend rate                           1.71%        1.21%
Stock price volatility                          12.20%       12.45%
There were no options granted
for the year ended September 30, 1997.


                                 1999              1998              1997
                                 ----              ----              ----
Net income as reported     $   2,204,298     $   2,236,283     $   2,002,201
Proforma net income            2,054,921         2,069,443         1,981,761
Reported earnings per
  common and common
  equivalent share
        Basic              $        1.56     $        1.44     $        1.21
        Diluted            $        1.51     $        1.37     $        1.16
Proforma earnings per
  common and common
  equivalent share
        Basic              $        1.45     $        1.33     $        1.20
        Diluted            $        1.41     $        1.27     $        1.15

Activity in the Option Plan for the years ended is summarized as follows:

                                                                          Weighted         Weighted
                                    Number of                             Average          Average
                                   Outstanding        Exercise            Exercise        Fair Value
                                     Options            Price              Price          of Grants
                                     -------            -----              -----          ---------
Balance at September 30, 1996        200,000        $10.00-$15.25        $   10.76
        Exercised                     (9,650)       $   10.00            $   10.00
Balance at September 30, 1997        190,350        $10.00-$15.25        $   10.80
        Granted                       45,000        $        26.75       $   26.75        $    9.76
        Exercised                    (68,850)       $   10.00            $   10.00
Balance at September 30, 1998        166,500        $10.00-$26.75        $   15.45
        Granted                       35,750        $18.25-$21.875       $   21.37        $    5.30
        Exercised                     (2,500)       $   10.00            $   10.00
Balance at September 30, 1999        199,750        $10.00-$26.75        $   16.58

     Options exercisable at September 30 are as follows:

                                                   Weighted
                                   Number          Average
                                 of Options      Exercise Price
                                 ----------      --------------
                        1997       176,350          $10.46
                        1998       122,500          $12.14
                        1999       155,750          $14.29

     At September 30, 1999, options outstanding had a weighted-average remaining life of 7.65 years.

NOTE 10 - INCOME TAXES

     The Company files consolidated income tax returns. Prior to fiscal 1997, if certain conditions were met in determining taxable income as reported on the consolidated federal income tax return, the Bank was allowed a special bad debt deduction based on a percentage of taxable income (8% for fiscal 1996) or on specified experience formulas. The Bank used the percentage-of-taxable-income method for the tax year ended September 30, 1996. Tax legislation passed in August 1996 now requires the Bank to deduct a provision for bad debts for tax purposes based on actual loss experience and recapture the excess bad debt reserve accumulated in tax years after September 30, 1987. The related amount of deferred tax liability which must be recaptured is approximately $446,000 and is payable over a six year period beginning with the tax year ending September 30, 1999.

     Income tax expense for the years ended September 30 are summarized as follows:


                                                 1999             1998             1997
                                             -----------      -----------      -----------
Federal
        Current                              $ 1,535,497      $ 1,301,834      $   765,810
        Deferred                                (284,395)          (2,359)         264,314
                                             -----------      -----------      -----------
                                               1,251,102        1,299,475        1,030,124
State
        Current                                  397,363          317,774          223,225
        Deferred                                 (63,091)            (644)          68,281
                                             -----------      -----------      -----------
                                                 334,272          317,130          291,506
                                             -----------      -----------      -----------
                Total income tax expense     $ 1,585,374      $ 1,616,605      $ 1,321,630
                                             ===========      ===========      ===========


     Total income tax expense differed from the amounts computed by applying the federal income tax rate of 34% in all periods presented to income before income taxes as a result of the following for the years ended September 30:

                                                 1999            1998             1997
                                             -----------      -----------      -----------
Income taxes at statutory rate               $ 1,288,488     $ 1,309,982      $ 1,130,103
Tax effect of:
        State tax, net of federal income
          tax effect                             220,620         209,306          192,394
        Excess of fair value of ESOP
          shares released over cost               69,098          97,552           63,972
        Other items, net                           7,168            (235)         (64,839)
                                             -----------      -----------      -----------
                Total income tax expense     $ 1,585,374     $ 1,616,605      $ 1,321,630
                                             ===========     ===========      ===========

     The components of the net deferred tax asset (liability) recorded in the consolidated balance sheets as of September 30 are as follows:


                                                            1999             1998
                                                        -----------      -----------
Deferred tax assets
        RRP expense                                     $        --      $    16,363
        Net deferred loan fees                              396,202          339,153
        Valuation adjustment on loans held for sale         207,890               --
        Net unrealized depreciation
          on securities available for sale                  470,824           29,788
        Other                                                14,764            1,249
                                                        -----------      -----------
                                                          1,089,680          386,553
Deferred tax liabilities
        Accretion                                           (20,445)         (57,364)
        Depreciation                                        (52,057)         (60,442)
        Bad debt deduction                                 (100,382)        (253,309)
        Mortgage servicing rights                          (175,266)         (81,472)
        Other                                               (44,121)         (25,079)
                                                        -----------      -----------
                                                           (392,271)        (477,666)
Valuation allowance                                              --               --
                                                        -----------      -----------
        Net deferred tax asset (liability)              $   697,409      $   (91,113)
                                                        ===========      ===========


     Federal income tax laws provided savings banks with additional bad debt deductions through the tax year ended September 30, 1987, totaling $4,596,000 for the Bank. Accounting standards do not require a deferred tax liability to be recorded on this amount, which liability would otherwise total $1,563,000 at September 30, 1999 and 1998. If the Bank were liquidated or otherwise ceases to be a bank or if tax laws change, the $1,563,000 would be recorded as expense.

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

     The Bank's actual capital and required capital amounts and ratios are presented below:

                                                                                         Minimum
                                                                                        Requirement
                                                                     Minimum             To Be Well
                                                                   Requirement        Capitalized Under
                                                                   For Capital        Prompt Corrective
                                             Actual             Adequacy Purposes     Action Provisions
                                       Amount      Ratio        Amount      Ratio    Amount        Ratio
                                       ------      -----        ------      -----    ------        -----
                                                             (Dollars in Thousands)
As of September 30, 1999
        Total capital (to risk
          weighted assets)             $31,268     15.23%       $16,428     8.00%     $20,536      10.00%
        Tier 1 (core) capital
          (to risk weighted assets)     30,630     14.92          8,214     4.00       12,321       6.00
        Tier 1 (core) capital (to
          adjusted total assets)        30,630      8.83         13,868     4.00       17,335       5.00

As of September 30, 1998
        Total capital (to risk
          weighted assets)             $29,489     16.28%       $14,493     8.00%     $18,116      10.00%
        Tier 1 (core) capital
          (to risk weighted assets)     29,046     16.03          7,246     4.00       10,869       6.00
        Tier 1 (core) capital (to
          adjusted total assets)        29,046      9.38         12,388     4.00       15,485       5.00


     Regulations of the Office of Thrift Supervision limit the dividends that may be paid without prior approval of the Office of Thrift Supervision. The Bank is currently a "well-capitalized" Tier 1 institution and can make distributions during a year of 100% of its retained net income for the calendar year-to-date plus retained net income for the previous two calendar years (less any dividends previously paid as long as the Bank would remain "well-capitalized", following the proposed distribution. Accordingly, at September 30, 1999 none of the Bank's retained earnings was potentially available for distribution to the Company, without obtaining prior regulatory approval.

NOTE 12 - OTHER NONINTEREST INCOME AND EXPENSE

     Other noninterest income and expense amounts are summarized as follows for the years ended September 30:


                                              1999            1998            1997
                                          -----------     -----------     -----------
Other noninterest income
Service charges and fees                  $   510,980     $   318,636     $   200,759
Other                                         109,260         113,640          60,412
                                          -----------     -----------     -----------
                                          $   620,240     $   432,276     $   261,171
                                          ===========     ===========     ===========
Other noninterest expense
Advertising and promotion                 $   206,254     $   186,257     $   179,423
Data processing                               379,715         384,629         281,171
Professional fees                             170,429         166,652         143,550
Printing, postage, stationery,
and supplies                                  219,267         162,794         192,514
Direct loan origination costs deferred       (202,349)       (262,686)       (245,981)
Other                                         904,818         746,377         549,295
                                          -----------     -----------     -----------
                                          $ 1,678,134     $ 1,384,023     $ 1,099,972
                                          ===========     ===========     ===========


NOTE 13 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONTINGENCIES

     Various  outstanding   commitments  and  contingent   liabilities  are  not
reflected in the financial statements. Commitments to make loans at September 30 are as follows:

                                               1999                                         1998
                             ----------------------------------------     ----------------------------------------
                               Fixed         Variable                       Fixed         Variable
                             Rate Loans     Rate Loans      Total         Rate Loans     Rate Loans      Total
                             ----------     ----------      -----         ----------     ----------      -----
First mortgage loans        $ 1,534,750    $ 1,100,350    $ 2,635,100    $ 3,398,489    $ 3,441,451    $ 6,839,940
Commercial loans              9,984,354      8,866,800     18,851,154      3,739,220      5,440,747      9,179,967
Unused lines of credit        7,953,681      7,812,361     15,766,042      3,268,364      8,998,528     12,266,892
Unused commercial loan
  lines of credit                    --     22,206,913     22,206,913             --      7,649,903      7,649,903
Unused construction loan
  lines of credit                    --      5,574,641      5,574,641             --      1,219,604      1,219,604
                            -----------    -----------    -----------    -----------    -----------    -----------
                            $19,472,785    $45,561,065    $65,033,850    $10,406,073    $26,750,233    $37,156,306
                            ===========    ===========    ===========    ===========    ===========    ===========


     Fixed rate mortgage loan commitments at September 30, 1999 are at rates primarily ranging from 7.50% to 9.50%. Mortgage loan fixed rate commitments are primarily for terms ranging from 15 to 30 years, while commercial loan fixed rate commitments are primarily for five year terms. Rates on variable rate mortgage loans range from 6.875% to 9.25% and are tied to the one year treasury bill rate. Rates on variable commercial loan commitments are tied to the national prime rate.

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

     Under employment agreements with certain executives, officers, certain events leading to separation from the Company could result in cash payments totaling $1,379,000 as of September 30, 1999.

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

NOTE 14 - PARENT COMPANY FINANCIAL STATEMENTS

     Presented below are the condensed financial statements for the parent company, MFB Corp.

                            CONDENSED BALANCE SHEETS
                          September 30, 1999 and 1998

                                                          1999           1998
                                                      -----------    -----------
ASSETS
  Cash and cash equivalents                           $   384,044    $   552,454
  Equity securities available for sale                    429,210        506,380
  Securities held to maturity                           1,000,000             --
  Investment in Bank subsidiary                        29,980,712     29,064,393
  Loan receivable from ESOP                               222,963        444,557
  Other assets                                             20,138        388,917
                                                      -----------    -----------
        Total assets                                  $32,037,067    $30,956,701

LIABILITIES
  Loan payable to Bank subsidiary                     $   750,000    $        --
  Accrued expenses and other liabilities                  105,437         70,924
                                                      -----------    -----------
        Total liabilities                                 855,437         70,924

SHAREHOLDERS' EQUITY                                   31,181,630     30,885,777
                                                      -----------    -----------
        Total liabilities and shareholders' equity    $32,037,067    $30,956,701
                                                      ===========    ===========



                         CONDENSED STATEMENTS OF INCOME
                 Years ended September 30, 1999, 1998 and 1997


                                                     1999           1998            1997
                                                 -----------    -----------     -----------
Dividends from Bank subsidiary - cash            $ 1,125,000    $ 5,650,000     $ 2,000,000
Interest income                                       57,205         48,748          57,723
Other income                                              --            919              --
Interest expense                                      17,062          1,346           3,319
Other expenses                                       110,790        107,359         107,243
                                                 -----------    -----------     -----------
Income before income taxes and
  equity in undistributed net income
  of Bank subsidiary                               1,054,353      5,590,962       1,947,161
Income tax benefit                                    29,857         25,014          22,803
                                                 -----------    -----------     -----------
Income before equity in undistributed
  net income of Bank subsidiary                    1,084,210      5,615,976       1,969,964
(Distributions in excess of) equity in
  undistributed net income of Bank subsidiary      1,120,088     (3,379,693)         32,237
                                                 -----------    -----------     -----------
Net income                                       $ 2,204,298    $ 2,236,283     $ 2,002,201
                                                 ===========    ===========     ===========

                       CONDENSED STATEMENTS OF CASH FLOWS
                 Years ended September 30, 1999, 1998 and 1997


                                                                                 1999                1998            1997
                                                                              -----------         -----------     -----------
Cash flows from operating activities
        Net income                                                            $ 2,204,298         $ 2,236,283     $ 2,002,201
        Adjustments to reconcile net income to
          net cash from operating activities
                        Distributions in excess of (equity in
                          undistributed) net income of
                        Bank subsidiary                                        (1,120,088)          3,379,693         (32,237)
                        Net change in other assets                                353,863              30,063
                        Net change in accrued expenses and
                          other liabilities                                       121,285             310,634          97,747
                                                                              -----------         -----------     -----------
                                        Net cash from operating activities      1,559,358           5,565,084       2,097,774

Cash flows from investing activities
        Principal repayments on loan receivable
          from ESOP                                                               221,594             220,053         229,041
        Principal repayments on note receivable
          from Bank subsidiary                                                         --                  --       4,750,000
        Purchase of securities available for sale                                      --            (242,500)       (300,350)
        Purchase of securities held to maturity                                (1,000,000)                 --              --
                                                                              -----------         -----------     -----------
                        Net cash from investing activities                       (778,406)            (22,447)      4,678,691

Cash flows from financing activities
        Proceeds from loan payable to Bank
          subsidiary                                                              750,000                  --              --
        Purchase of MFB Corp. common stock                                     (1,209,619)         (5,931,312)     (6,410,802)
        Proceeds from exercise of stock options                                    25,000             688,500          96,500
        Cash dividends paid                                                      (514,743)           (543,557)       (553,557)
                                                                              -----------         -----------     -----------
                        Net cash from financing activities                       (949,362)         (5,786,369)     (6,867,859)
                                                                              -----------         -----------     -----------
Net change in cash and cash equivalents                                          (168,410)           (243,732)        (91,394)
Cash and cash equivalents at beginning
  of year                                                                         552,454             796,186         887,580
                                                                              -----------         -----------     -----------

Cash and cash equivalents at end of year                                      $   384,044         $   552,454     $   796,186
                                                                              ===========         ===========     ===========

NOTE 15 - FAIR VALUES OF FINANCIAL INSTRUMENTS

     The following table shows the estimated fair values and the related carrying amounts of the Company's financial instruments at September 30, 1999 and 1998. Items which are not financial instruments are not included.


                                                1999                                1998
                                  -------------------------------     -------------------------------
                                     Carrying         Estimated           Carrying         Estimated
                                      Amount          Fair Value           Amount          Fair Value
                                  -------------     -------------     -------------     -------------
Cash and cash equivalents         $  12,061,942     $  12,062,000     $  17,903,693     $  17,904,000
Interest-bearing time
  deposits in other financial
  institutions                        1,000,000         1,000,000                --                --
Securities available for sale        38,170,143        38,170,000        41,819,768        41,820,000
Securities held to maturity           3,984,338         3,709,000                --                --
FHLB stock                            5,511,300         5,511,000         4,636,300         4,636,000
Loans held for sale, net              8,061,951         8,062,000        13,516,502        13,517,000
Loans receivable, net of
  allowance for loan losses         269,464,085       269,707,000       232,606,050       234,324,000
Accrued interest receivable           1,363,318         1,363,000           967,995           968,000
Mortgage servicing rights, net          412,390           412,000           191,699           192,000
Investment in limited
  partnership                         1,213,430         1,213,000         1,221,514         1,222,000
Noninterest bearing demand
  deposits                           (7,357,944)       (7,358,000)       (4,298,516)       (4,299,000)
Savings, NOW and MMDA
  deposits                          (52,409,560)      (52,410,000)      (40,835,161)      (40,835,000)
Other time deposits                (141,639,885)     (141,314,000)     (135,532,298)     (135,573,000)
Securities sold under
  agreements to repurchase           (6,566,395)       (6,566,000)       (2,365,716)       (2,366,000)
FHLB advances                      (104,225,750)     (101,370,000)      (92,725,750)      (90,333,000)
Advances from borrowers
  for taxes and insurance            (2,111,183)       (2,111,000)       (2,316,317)       (2,316,000)
Other borrowings                             --                --        (4,931,214)       (4,931,000)


     For purposes of the above disclosures of estimated fair value, the following assumptions were used as of September 30, 1999 and 1998. The estimated fair value for cash and cash equivalents and interest-bearing time deposits in other financial institutions are considered to approximate cost. The estimated fair value for securities available for sale and securities held to maturity, is based upon quoted market values for the individual securities or for equivalent securities. The estimated fair value for loans held for sale, net, is based on the price offered in the secondary market on September 30, 1999 and 1998 for loans having similar interest rates and maturities. The estimated fair value for loans receivable is based upon estimates of the difference in interest rates the Company would charge the borrowers for similar such loans with similar maturities made at September 30, 1999 and 1998, applied for an estimated time period until the loan is assumed to reprice or be paid. In addition, when computing the estimated fair value for loans receivable, the allowance for loan losses was subtracted from the calculated fair value for consideration of credit issues. The estimated fair value for FHLB stock, accrued interest receivable, mortgage servicing rights, investment in limited partnership, noninterest bearing demand deposits, savings, NOW and MMDA deposits, other borrowings and advances from borrowers for taxes and insurance is based upon their carrying value. The estimated fair value for other time deposits as well as securities sold under agreements to repurchase and FHLB advances is based upon estimates of the rate the Company would pay on such deposits or borrowings at September 30, 1999 and 1998, applied for the time period until maturity. The estimated fair value of other financial instruments and off-balance-sheet loan commitments approximate cost and are not considered significant to this presentation.

     While these estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that were the Company to have disposed of such items at September 30, 1999 and 1998, the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. The estimated fair values at September 30, 1999 and 1998 should not necessarily be considered to apply at subsequent dates. In addition, other assets and liabilities of the Company that are not defined as financial instruments are not included in the above disclosures, such as property and equipment. Also, nonfinancial instruments typically not recognized in financial statements nevertheless may have value but are not included in the above disclosures. Excluded, among other items, are the estimated earning power of core deposit accounts, the trained work force, customer goodwill and similar items.

NOTE 16 - OTHER COMPREHENSIVE INCOME (LOSS)

     Other comprehensive income (loss) components and related taxes were as follows:



                                                                   1999               1998               1997
                                                               -----------        -----------        -----------
Net change in net unrealized gains and losses
  on securities available for sale
                Unrealized gains (losses) arising during
                  the year                                     $(1,109,639)       $  (188,757)       $   491,503
                Reclassification adjustment for gains
                  included in net income                            (3,803)            (7,673)            (6,098)
                Net change in net unrealized gains
                  and losses on securities available
                  for sale                                      (1,113,442)          (196,430)           485,405
Tax effects                                                       (441,036)           (77,805)           192,269
                                                               -----------        -----------        -----------
                Total other comprehensive income (loss)        $  (672,406)       $  (118,625)       $   293,136
                                                               ===========        ===========        ===========

NOTE 17 - SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)



                                                  Year Ended September 30, 1999
                                         -----------------------------------------------
                                           1st          2nd          3rd          4th
(In thousands, except per share data)    Quarter      Quarter      Quarter       Quarter
                                         -----------------------------------------------
Interest income                           $5,960       $5,957       $6,075       $6,262
Interest expense                           3,626        3,589        3,608        3,625
                                         -----------------------------------------------
Net interest income                        2,334        2,368        2,467        2,637
Provision for loan losses                     45           45           65           75
                                         -----------------------------------------------
Net interest income after provision
  for loan losses                          2,289        2,323        2,402        2,562
Noninterest income                           304          286          258          372
Noninterest expense                        1,467        1,594        2,023        1,923
                                         -----------------------------------------------
Income before income taxes                 1,126        1,015          637        1,011
Income tax expense                           463          421          272          429
                                         ===============================================
Net income                                $  663       $  594       $  365       $  582
Basic earnings per common share $            .46       $  .42       $  .26       $  .42
Diluted earnings per common share         $  .45       $  .40       $  .25       $  .41


                                                   Year Ended September 30, 1998
                                         -----------------------------------------------
                                           1st          2nd          3rd          4th
(In thousands, except per share data)    Quarter      Quarter      Quarter       Quarter
                                         -----------------------------------------------
Interest income                           $4,819       $5,154       $5,391       $5,474
Interest expense                           2,818        2,958        3,161        3,267
                                         -----------------------------------------------
Net interest income                        2,001        2,196        2,230        2,207
Provision for loan losses                     15           15           20           70
                                         -----------------------------------------------
Net interest income after provision
  for loan losses                          1,986        2,181        2,210        2,137
Noninterest income                           165          162          182          455
Noninterest expense                        1,279        1,461        1,396        1,489
                                         -----------------------------------------------
Income before income taxes                   872          882          996        1,103
Income tax expense                           370          216          508          523
                                         ===============================================
Net income                                $  502       $  666       $  488       $  580
Basic earnings per common share           $  .32       $  .43       $  .31       $  .38
Diluted earnings per common share         $  .30       $  .40       $  .30       $  .37