Form 10-K, Exhibit 13
period 2000-09-30
MFB CORP
filed 2000-12-27
CIK 916396

ANNUAL REPORT

                                 TO SHAREHOLDERS

                                TABLE OF CONTENTS

                                                                         Page
                                                                         ----
Letter to Shareholders .................................................   1
Selected Consolidated Financial Data ...................................   2
Management's Discussion and Analysis ...................................   3
Report of Independent Auditors .........................................  18
Consolidated Balance Sheets ............................................  19
Consolidated Statements of Income ......................................  20
Consolidated Statements of Shareholders' Equity ........................  21
Consolidated Statements of Cash Flows ..................................  22
Notes to Consolidated Financial Statements .............................  24
Directors and Officers .................................................  44
Shareholder Information ................................................  45


DESCRIPTION OF BUSINESS

MFB Corp. is an Indiana corporation organized in December 1993, to become a unitary savings and loan holding company. MFB Corp. became a unitary savings and loan holding company upon the conversion of MFB Financial, formerly known as Mishawaka Federal Savings (the "Bank") from a federal mutual savings and loan association to a federal stock savings bank in March 1994. MFB Corp. is the sole shareholder of the Bank. MFB Corp. and the Bank (collectively referred to as the "Company") conduct business from their main office in Mishawaka, Indiana, and six branch locations in St. Joseph and Elkhart Counties of Indiana. The Bank offers a variety of lending, deposit, trust and other financial services to its retail and commercial customers. The Bank's wholly-owned subsidiary, Mishawaka Financial Services, Inc. , is engaged in the sale of credit life, general fire and accident, car, home, and life insurance as agent for the Bank's customers and the general public.

                          MESSAGE TO OUR SHAREHOLDERS:

On behalf of the Board of Directors, our management team and all the employees of MFB Corp. and it's subsidiary, MFB Financial ("the Bank"), it is my pleasure to provide you with our first Annual Report of the new millennium. Several achievements of the past year are noteworthy in many respects and I would like to share some thoughts about those achievements with you.

The century date change came and went with barely a whimper around the world. But behind the scenes considerable effort and resources were expended to achieve this "non-event". Our company worked diligently to assure uninterrupted service for our customers and neither of us was disappointed. Although the New Year celebrations were anything but routine, it was truly business as usual when we opened our doors on the morning of January 3, 2000--much to the delight of customers and employees alike.

In our continuing effort to bring our exceptional products and services to the broader community, we established two new banking facility this past year. The first was a traditional full service location in downtown South Bend that opened in March, 2000. We created a state-of-the-art facility complete with a cyber cafe that allows visitors to relax with a cup of their favorite gourmet coffee while they "surf the net" and learn just how easy banking can be in the 21st century. Which brings me to the second new and exciting facility we established last year--a virtual branch. The Bank has developed a robust web site, MFBBANK.COM, that allows people to view balances, transfer funds, pay bills, check on their investments and open accounts all from the convenience of any internet accessible computer. We invite you to visit both our new "brick and mortar" branch and our "virtual" branch at your earliest opportunity.

All of the technological advances didn't keep us from remaining focused on the core business at hand--that of continuing to grow shareholder value through diversification and improved profitability. In fact we made considerable progress in our efforts to diversify the Bank this year. Our loan portfolio changed significantly as we continued to emphasize our commitment to small and medium size businesses. Our growth was funded primarily by the acquisition of new deposit relationships. Both loan and deposit growth are a tribute to the focused effort of every employee to deliver the message to our community that there is still a local bank that believes the customer comes first. We are dedicated to understanding customer needs and providing the right financial solutions.

Many people received an unwanted dose of reality this past year--the reality that the stock market does not always go up. Many have looked at their year end brokerage accounts or 401-K statements and seen unimpressive results. Could they have done better? More than likely the answer is yes. By properly diversifying their holdings to include bank deposits that carried guaranteed rates of return the overall results could have been far more rewarding. We have seen many customers come to the realization that traditional bank products are an important part of a diversified investment strategy. It may not be cutting edge, but you can't argue with the results.

And speaking of results, the Bank's results for the past year were outstanding. In fact this year was the most profitable in our history. Net income was $2.8 million, a record, and a 28% improvement over the prior year. Even more remarkable is the fact that this was achieved in the same year that the Bank set aside a substantial addition to its loan loss reserves. Growth presents risks that must be anticipated and managed. Even as asset quality remains well above our peers, substantial loan growth demands prudent management, including the establishment of appropriate reserves related to that growth.

Earnings per share increased by $.49 per share, a 32% increase. Core deposit relationships grew $8.6 million or 14%. This growth has been planned and managed to translate into improved long term shareholder value--a goal that is as important to us as it is to you. We are proud of the detailed information you will find on the pages that follow and reiterate our commitment to you to grow the value of your investment. We firmly believe your confidence will be rewarded.


                                        \s\ Charles J. Viater
                                        -------------------------------------
                                        Charles J. Viater
                                        President and Chief Executive Officer

                            MFB CORP. AND SUBSIDIARY
                      SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data of MFB Corp. and its subsidiary is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements, including notes thereto, included elsewhere in this Annual Report.


                                                                                    At September 30,
                                                       -------------------------------------------------------------------------
                                                                                    (In Thousands)
                                                           2000           1999            1998           1997           1996
                                                           ----           ----            ----           ----           ----
Summary of Financial Condition:
Total assets                                           $   396,003     $   346,454    $   314,961    $   255,921    $    225,809
Loans held for sale, net                                     6,495           8,062         13,517         12,671               -
Loans receivable, net                                      315,506         269,464        231,606        188,264         152,052
Cash and cash equivalents                                   14,544          12,062         17,904          9,482           1,734
Securities, including FHLB stock                            47,930          47,666         46,456         42,028          68,099
Interest-bearing time deposits in other
  financial institutions                                         -           1,000              -              -             495
Deposits                                                   239,394         201,407        180,666        171,887         158,964
Securities sold under agreements to repurchase               9,143           6,566          2,366            389               -
FHLB advances                                              112,152         104,226         92,726         47,500          24,500
Shareholders' equity                                        32,514          31,182         30,886         33,550          37,599

                                                                                Years Ended September 30,
                                                       -------------------------------------------------------------------------
                                                                                     (In Thousands)
                                                           2000           1999            1998           1997           1996
                                                           ----           ----            ----           ----           ----
Summary of Operating Results:
Interest income                                        $    28,514     $    24,254    $    20,838    $    17,685    $     14,182
Interest expense                                            16,473          14,448         12,204         10,157           8,057
                                                       -----------     -----------    -----------    -----------    ------------
     Net interest income                                    12,041           9,806          8,634          7,528           6,125
Provision for loan losses                                    1,106             230            120             30              30
     Net interest income after provision               -----------     -----------    -----------    -----------    ------------
       for loan losses                                      10,935           9,576          8,514          7,498           6,095
Noninterest income

     Service charges on deposit accounts                       541             293            192            113              86
     Trust fee income                                          146              29              -              -               -
     Insurance commissions                                     149             148            143            134             127
     Brokerage commissions                                      13              28             36             24              --
     Net gain (loss) from sales of securities                  (41)              4              8              6               3
     Net gains from sales of loans                             525             366            333              -              --
     Loan servicing fees, net                                   82              54             12              -              --
     Other                                                     430             298            240            148             146
                                                       -----------     -----------    -----------    -----------    ------------
         Total noninterest income                            1,845           1,220            964            425             362
Noninterest expense
     Salaries and employee benefits                          4,668           3,847          3,414          2,772           2,153
     Occupancy and equipment expense                         1,081             883            720            580             422
     SAIF deposit insurance premium                             62             109            108            147           1,291
     Provision to adjust loans held for sale to lower
       of cost or market                                       123             489              -              -              --
     Other expense                                           2,338           1,679          1,383          1,100             969
                                                       -----------     -----------    -----------    -----------    ------------
         Total noninterest expense                           8,272           7,007          5,625          4,599           4,835
                                                       -----------     -----------    -----------    -----------    ------------
Income before income taxes                                   4,508           3,789          3,853          3,324           1,622
Income tax expense                                           1,693           1,585          1,617          1,322             647
                                                       -----------     -----------    -----------    -----------    ------------
     Net income                                        $     2,815     $     2,204    $     2,236    $     2,002    $        975
                                                       ===========     ===========    ===========    ===========    ============
Supplemental Data:
Return on assets (1)                                          .75%           .66%            .80%           .84%           .49%
Return on equity (2)                                         8.88           6.97            6.69           5.83           2.55
Interest rate spread (3)                                     2.88           2.57            2.54           2.49           2.13
Net yield on average interest-earning assets (4)             3.33           3.01            3.17           3.24           3.11
Dividend pay-out ratio (5)                                  18.38          22.76           23.26          26.45          11.76
Net interest income to operating expenses (6)              145.56         139.96          153.48         163.70         126.67
Equity-to-assets (7)                                         8.21           9.00            9.81          13.11          16.65
Average interest-earning assets to average
  interest-bearing liabilities                             109.75         110.19          114.05         117.17         123.81
Non-performing assets to total assets                         .02            .06             .09            .10            .09
Non-performing loans to total loans                           .02            .04             .05            .14            .13
Allowance for loan losses to total loans, net                 .53            .24             .20            .20            .22
Allowance for loan losses to non-performing loans        2,533.33         665.63          366.13         141.76         171.72
Basic earnings per common share                        $     2.04      $    1.56      $     1.44     $     1.21     $      .51
Diluted earnings per common share                      $     2.00      $    1.51      $     1.37     $     1.16     $      .50
Dividends declared per share                           $     .375      $    .355      $     .335     $      .32     $      .06
Book value per share                                   $    23.93      $   21.96      $    20.95     $    20.33     $    19.05

--------------------------------------------------------------------------------------------------------------------------------

(1)  Net income divided by average total assets.
(2)  Net income divided by average total equity.
(3) Interest rate spread is calculated by subtracting average interest rate cost from average interest rate earned.
(4)  Net interest income divided by average interest-earning assets.
(5) Dividends declared per common share divided by basic earnings per common share.
(6)  Operating expenses consist of other expenses less taxes.
(7)  Total equity divided by total assets.

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

Interest income is a function of the balances of loans and investments outstanding during a given period and the yield earned on such loans and investments. Interest expense is a function of the amount of deposits and borrowings outstanding during the same period and interest rates paid on such deposits and borrowings. The Company's earnings are also affected by the Bank's provisions for loan and real estate losses, service charges, fee income, gains from sales of loans, retained mortgage loan servicing fees, income from subsidiary activities, operating expenses and income taxes.

ASSET/LIABILITY MANAGEMENT

The Company is subject to interest rate risk to the degree that its interest-bearing liabilities, primarily deposits and Federal Home Loan Bank advances with short and medium-term maturities, mature or reprice at different rates than its interest-earning assets.

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

As part of its efforts to monitor and manage interest rate risk, the Company uses the Net Portfolio Value ("NPV") methodology adopted by the Office of Thrift Supervision as part of its capital regulations. In essence, this approach calculates the difference between the present value of expected cash flows from assets and the present value of expected cash flows from liabilities, as well as cash flows from off-balance-sheet contracts. The difference is the NPV. As of June 30, 2000, (the most recently available data), after a 200 basis point rate decrease, the Company's NPV ratio was 10.95%. In the event of a 200 basis point increase in rates, the Company's NPV ratio was 7.62%. Management and the Board of Directors review the OTS measurements on a quarterly basis to determine whether the Company's interest rate exposure is within the limits established by the Board of Directors in the Company's interest rate risk policy.

The Company's asset/liability management strategy dictates acceptable limits on the amounts of change in NPV given certain changes in interest rates. The tables presented here, as of June 30, 2000 and 1999, are an analysis of the Company's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 300 basis points.

                                  June 30, 2000
                                  -------------
  Change in
Interest Rates                                            NPV as % of Portfolio
  In Basis               Net Portfolio Value                Value of Assets
   Points         -----------------------------------  -------------------------
                                                          NPV
(Rate Shock) (1)  $ Amount      $ Change     % Change    Ratio       Change (1)
----------------  --------      --------     --------    -----       ----------
                                 (Dollars in Thousands)
                  $             $                %         %              bp

   +300           $  23,139     $ (15,799)     (41)%       6.31%    (361) bp

   +200              28,608       (10,330)     (27)        7.62     (230) bp

   +100              34,016        (4,922)     (13)        8.86     (106) bp

      0              38,938                                9.92

   -100              42,796         3,858       10        10.70       78  bp

   -200              44,350         5,412       14        10.95      103  bp

   -300              45,337         6,399       16        11.06      114  bp

(1)   Expressed in basis points

As illustrated in the June 30, 2000 table, the Company's interest rate risk is more sensitive to rising rates than declining rates. This occurs primarily because, as rates rise, the market value of fixed-rate loans declines due to both the rate increases and slowing prepayments. When rates decline, the Company does not experience a significant rise in market value for these loans because borrower prepayments increase. The value of the Bank's deposits and borrowings change in approximately the same proportion in rising and falling rate scenarios. Specifically, the table indicates that, at June 30, 2000, the Company's NPV was $38.9 million or 9.92% of the market value of portfolio assets. Based upon the assumptions utilized, an immediate 200 basis point increase in market interest rates would result in a $10.3 million or 27% decline in the Company's NPV and would result in a 230 basis point or 23.2% decline in the Company's NPV ratio to 7.62%. Conversely, an immediate 200 basis point decrease in market interest rates would result in a $5.4 million or 14% increase in the Company's NPV, and a 103 basis point or 10.4% increase in the Company's NPV ratio to 10.95%. The percentage change in the Company's NPV at June 30, 2000 was within the limit in the Company's Board-approved guidelines.

                                  June 30, 1999
                                  -------------
  Change in
Interest Rates                                             NPV as % of Portfolio
  In Basis                 Net Portfolio Value                Value of Assets
   Points         -----------------------------------  -------------------------
                                                          NPV
(Rate Shock) (1)  $ Amount      $ Change     % Change    Ratio       Change (1)
----------------  --------      --------     --------    -----       ----------
                               (Dollars in Thousands)
   +300           $ 25,505      $(13,202)     (34)%        7.93%     (332) bp

   +200             30,453        (8,254)     (21)         9.24      (201) bp

   +100             35,050        (3,657)      (9)        10.39       (86) bp

      0             38,707                                11.25

   -100             40,233         1,526        4         11.53        28  bp

   -200             40,232         1,525        4         11.41        16  bp

   -300             40,517         1,810        5         11.36        11  bp

(1)  Expressed in basis points

As illustrated in the June 30, 1999 table, the Company's interest rate risk is more sensitive to rising rates than declining rates. This occurs primarily because, as rates rise, the market value of fixed-rate loans declines due to both the rate increases and slowing prepayments. When rates decline, the Company does not experience a significant rise in market value for these loans because borrower prepayments increase. The value of the Bank's deposits and borrowings change in approximately the same proportion in rising and falling rate scenarios. Specifically, the table indicates that, at June 30, 1999, the Company's NPV was $38.7 million or 11.25% of the market value of portfolio assets. Based upon the assumptions utilized, an immediate 200 basis point increase in market interest rates would result in a $8.3 million or 21% decline in the Company's NPV and would result in a 201 basis point or 17.9% decline in the Company's NPV ratio to 9.24%. Conversely, an immediate 200 basis point decrease in market interest rates would result in a $1.5 million or 4% increase in the Company's NPV, and a 16 basis point or 1.4% increase in the Company's NPV ratio to 11.41%. The percentage change in the Company's NPV at June 30, 1999 was within the limit in the Company's Board-approved guidelines.

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

The Board of Directors and management of the Company believe that certain factors afford the Company the ability to operate successfully despite its exposure to interest rate risk. The Company manages its interest rate risk by originating adjustable rate loans and by selling a portion of its fixed rate one-to-four family real estate loans. While the Company generally originates loans for its own portfolio, sales of certain fixed rate first mortgage loans with maturities of 15 years or greater are currently undertaken to manage interest rate risk. Loans classified as held for sale as of September 30, 2000 totaled $6.5 million. The Company retains the servicing on loans sold in the secondary market and, at September 30, 2000, $56.8 million in such loans were being serviced for others. The Company also maintains capital well in excess of regulatory requirements.

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


AVERAGE BALANCE SHEETS

The following are the average balance sheets for the years ended September 30:

                                                  2000               1999               1998
                                                 Average            Average            Average
                                               Outstanding        Outstanding        Outstanding
Assets:                                          Balance            Balance            Balance
                                                 -------            -------            -------
Interest earning assets:                                        (In Thousands)
  Interest-bearing deposits                    $   4,536          $  11,983         $   9,633
  Securities (1)                                  25,576             17,347            13,647
  Mortgage-backed securities (1)                  19,191             30,461            23,206
  FHLB stock                                       5,853              5,453             3,446
  Loans held for sale (2)                          3,837             15,571             2,401
  Loans receivable (3)                           300,717            244,132           220,244
                                               ---------          ---------         ---------
      Total interest-earning assets              359,710            324,947           272,577
Noninterest-earning assets, net
 of allowance for loan losses                     17,335             11,246             5,320
                                               ---------          ---------         ---------
      Total assets                             $ 377,045          $ 336,193         $ 277,897
                                               =========          =========         =========
Liabilities and shareholder's equity:
Interest-bearing liabilities:
  Savings accounts                             $  15,218          $  12,277         $  10,737
  NOW and money market accounts                   40,583             36,422            30,065
  Certificates of deposit                        156,855            137,734           130,350
  Repurchase agreements                            7,718              3,892             1,647
  FHLB advances                                  108,759            104,894            66,123
                                               ---------          ---------         ---------
      Total interest-bearing liabilities         329,133            295,219           238,922
Other liabilities                                 16,222              9,351             5,571
                                               ---------          ---------         ---------
           Total liabilities                     345,355            304,570           244,493

Shareholders' equity:
  Common stock                                    13,065             12,933            12,921
  Retained earnings                               26,541             24,550            22,958
  Net unrealized gain (loss) on
    securities available for sale                   (921)               213                56
  Less common stock acquired by:
      Employee stock ownership plan                 (131)              (352)             (565)
      Recognition and retention plan                   -                (11)              (80)
  Treasury stock                                  (6,864)            (5,710)           (1,886)
                                               ---------          ---------         ---------
  Total shareholders' equity                      31,690             31,623            33,404
                                               ---------          ---------         ---------
  Total liabilities and
    shareholders' equity                       $ 377,045          $ 336,193         $ 277,897
                                               =========          =========         =========

(1) Average outstanding balances reflect unrealized gain (loss) on securities available for sale.
(2) Average outstanding balances reflect unrealized gain (loss) on loans held for sale.
(3)  Total loans less deferred net loan fees and loans in process.

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

                                                    Year ended September 30,
                                           2000            1999            1998
                                           ----            ----            ----
Average interest rate earned on:

     Interest-bearing deposits             6.39%           5.12%           5.81%
     Securities (1)                        6.71            5.96            6.65
     Mortgage-backed securities (1)        6.60            5.99            5.84
     FHLB stock                            8.13            8.00            8.01
     Loans held for sale                   7.48            7.01            7.41
     Loans receivable                      8.11            7.88            7.98
         Total interest-earning assets     7.89            7.46            7.65

Average interest rate of:
     Savings accounts                      2.44            2.39            2.52
     NOW and money market accounts         2.60            2.75            2.83
     Certificates of deposit               5.48            5.29            5.57
     Repurchase agreements                 3.89            3.80            4.07
     FHLB advances                         5.65            5.45            5.67
         Total interest-bearing
           liabilities                     5.01            4.89            5.11

Interest rate spread (2)                   2.88            2.57            2.54
Net yield on interest-earning assets (3)   3.33            3.01            3.17

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

Year ending September 30, 2000
compared to year ended             Total Net        Due to         Due to
September 30, 1999                  Change           Rate          Volume
Interest-earning assets:            ------           ----          ------

                                                  (In Thousands)
  Interest-bearing deposits        $  (323)        $   126       $   (449)
  Securities                           713             146            567
  Mortgage-backed securities          (508)            171           (679)
  FHLB stock                            40               8             32
  Loans held for sale                 (804)             18           (822)
  Loans receivable                   5,142             551          4,591
                                   -------         -------       --------
      Total                          4,260           1,020          3,240
Interest-bearing liabilities:
  Savings accounts                      77               5             72
  NOW and money market accounts         54             (56)           110
  Certificates of deposit            1,315             274          1,041
  Repurchase agreements                152               3            149
  FHLB advances                        427             212            215
                                   -------         -------       --------
      Total                          2,025             438          1,587
                                   -------         -------       --------
Change in net interest income      $ 2,235         $   582       $  1,653
                                   =======         =======       ========
Year ending September 30, 1999
compared to year ended             Total Net        Due to         Due to
September 30, 1998                  Change           Rate          Volume
Interest-earning assets:            ------           ----          ------

                                                  (In Thousands)
  Interest-bearing deposits        $    53         $   (73)      $   126
  Securities                           148            (101)           249
  Mortgage-backed securities           474              34            440
  FHLB stock                           160               -            160
  Loans held for sale                  913             (10)           923
  Loans receivable                   1,668            (216)         1,884
                                   -------         -------       --------
      Total                          3,416            (366)         3,782
Interest-bearing liabilities:
  Savings accounts                      23             (14)            37
  NOW and money market accounts        149             (26)           175
  Certificates of deposit               20            (380)           400
  Repurchase agreements                 81              (5)            86
  FHLB advances                      1,971            (148)         2,119
                                   -------         -------       --------
      Total                          2,244            (573)         2,817
                                   -------         -------       --------
Change in net interest income      $ 1,172         $   207       $    965
                                   =======         =======       ========

   COMPARISON OF FISCAL YEARS ENDED SEPTEMBER 30, 2000 AND SEPTEMBER 30, 1999

Consolidated net income for the Company for the year ended September 30, 2000 was $2,815,000 or $2.00 diluted net income per common share compared to $2,204,000 or $1.51 diluted net income per common share for the same period in 1999. Net interest income after provision for loan losses totaled $10.9 million for the year ended September 30, 2000 compared to $9.6 million for the same period one year ago.

The increase in net interest income was due to increases in both the volume and rates of interest-earning assets which was offset by increases in the volume of interest-bearing liabilities and rates paid on those liabilities. The Bank continues to place increased emphasis on growing the small business lending portfolio and developing the consumer lending portfolio within the areas serviced by its branches. Commercial and consumer loan receivables, including home equity and second mortgage loans, increased by $50.9 million from September 30, 1999 to September 30, 2000. At the same time, total deposits increased by $38.0 million, securities sold under agreements to repurchase increased by $2.6 million, and Federal Home Loan Bank borrowings increased by $7.9 million. The yield on interest-earning assets increased 43 basis points from 7.46% in 1999 to 7.89% in 2000, while the average rate paid on interest-bearing liabilities increased 12 basis points from 4.89% to 5.01% during the same period. As a result, the interest rate spread increased 31 basis points from 2.57% in 1999 to 2.88% in 2000.

Interest income increased $4.3 million during the year ended September 30, 2000 compared to the same period in 1999. The increase was primarily due to increased volumes of loans receivable, particularly commercial and consumer loans. Interest expense increased $2.0 million reflecting the growth in deposits and borrowed funds.


[Graph Omitted]

                                  Diluted EPS

        1997            1998            1999            2000
        ----            ----            ----            ----

        $1.16           $1.37           $1.51           $2.00

Noninterest income increased from $1.2 for the year ended September 30, 1999 to $1.8 million for the twelve months ended September 30, 2000. The noninterest income increases are primarily due to fees generated from the growing number of core deposit relationships, income generated from the Bank's trust department, net gains from loan sales and the servicing fees retained on these sold loans.

Noninterest expense increased from $7.0 million to $8.3 million for the comparable twelve month periods ending September 30. These noninterest expense increases are primarily attributable to staffing increases, renovated facilities to support lending operations, expenses associated with the opening of a full service office during the first quarter of 2000, and expenses incurred in the offering of additional services to the Bank's customers.

The provision for loan losses is determined in conjunction with management's review and evaluation of current economic conditions, changes in the character and size of the loan and lease portfolio, delinquencies (current status as well as past and anticipated trends) and adequacy of collateral securing delinquencies, historical and estimated net charge-offs and other pertinent information. During the fiscal year ended September 30, 2000 the Bank experienced significant growth in the commercial loan portfolio. Total commercial loans at September 30, 2000 were $91.1 million compared to $47.4 million at September 30, 1999, a 92.2% increase. In addition, the Bank continued to improve its loan review and risk assessment procedures. Based on these factors, management increased the provision for loan and lease losses from $230,000 for the year ended September 30, 1999 to $1.1 million for the year ended September 30, 2000. A substantial portion of this increase was recorded in the quarter ended September 30, 2000 as management expanded its procedures to evaluate the adequacy of the allowance for loan losses, giving stronger consideration to the commercial loan loss experience of its peer group, as the Company does not yet have an established loss history of its own. Management gave particular consideration to the loss risks related to the growing loan portfolio and the risk of loss for $1.7 million of loans classified as impaired during the quarter.

Cash and cash equivalents increased $2.4 million from $12.1 million as of September 30, 1999 to $14.5 million as of September 30, 2000. Net cash provided by operating activities and financing activities amounted to $7.6 million and $46.8 million, respectively, and was partially offset by net cash used in investing activities of $52.0 million.


[Graph Omitted]

                                   Asset Mix

Home Equity and                             Cash and
Second Mortgages   Mortgage  Commercial   Investments   Construction    Consumer   Other Assets
----------------   --------  ----------   -----------   ------------    --------   ------------

      5%              49%       23%           16%            3%            1%           3%


As of September 30, 2000, the total securities portfolio amounted to $41.6 million, a decrease of $.6 million from $42.2 million at September 30, 1999. The securities portfolio activity included net security purchases of $7.0 million, security maturities totaling $1.6 million, principal payments on mortgage-backed and related securities of $5.6 million and a $329,000 decrease in the market value of securities available for sale.

As of September 30, 2000, net loans receivable were $315.5 million, an increase of $46.0 million from the $269.5 million as of September 30, 1999. Commercial loans outstanding increased by $43.7 million from $47.4 million at September 30, 1999 to $91.1 million at September 30, 2000. Residential mortgage loans and home equity loans outstanding increased by $1.7 million during the year ended September 30, 2000 net of secondary market sales totaling $24.9 million during the year. Consumer loans outstanding also increased by $1.6 million from $4.5 million at September 30, 1999 to $6.1 million at September 30, 2000. Management believes the growth in all lending categories is partly attributed to the Company's reputation as a quality local lender satisfying the market's desire for local service and local decision making.

During the year ended September 30, 2000, the Company completed secondary market mortgage loan sales totaling $24.7 million and the net gains realized on these loan sales were $525,000, including $235,000 related to recording mortgage loan servicing rights. At September 30, 2000, $6.5 million of loans were classified as loans held for sale.


[Graph Omitted]

                         Demand, Now, Savings and MMDA
                                (Core Deposits)
                                 (in millions)

                1997            1998            1999            2000
                ----            ----            ----            ----

              $40,177         $45,134         $59,768         $68,371



The loans sold during the year ended September 30, 2000 were fixed rate mortgage loans with maturities of fifteen years or longer. Servicing of the sold loans has been retained by the Company and the fees generated during this period were approximately $82,000, net of $36,000 in amortization of mortgage loan servicing rights. Management, in order to meet consumer demand, anticipates that the Company will continue to deliver fixed rate loans to the secondary market to manage interest rate risk and to diversify the asset mix of the Company.

Total deposits increased $38.0 million to $239.4 million as of September 30, 2000 from $201.4 million as of September 30, 1999, and securities sold under agreements to repurchase increased from $6.6 million to $9.1 million during the comparable periods. Federal Home Loan Bank ("FHLB") advances also increased from $104.2 million as of September 30, 1999 to $112.2 million as of September 30, 2000. These increases in deposits, repurchase agreements and other borrowings primarily funded the loan growth during the year.

Total liabilities increased from $315.3 million as of September 30, 1999 to $363.5 million as of September 30, 2000. This increase was primarily due to the $38.0 million increase in deposits, a $7.9 million increase in FHLB advances during the year and a $2.6 million increase in securities sold under agreements to repurchase.

Total shareholders' equity increased from $31.2 million as of September 30, 1999 to $32.5 million as of September 30, 2000. The change to shareholders' equity resulted mainly from $2.8 million of net income for the year offset by the repurchases of 61,600 shares of outstanding common stock during this period at a cost of $1.1 million along with the payment of cash dividends of $516,000. The book value of MFB Corp. common stock, based on the actual number of shares outstanding, increased from $21.96 at September 30, 1999 to $23.93 at September 30, 2000.

[Graph Omitted]

                            Liability and Equity Mix

Other Time    FHLB     Savings, DDA &  Stockholders'   Non-Interest     Repurchase      Other
 Deposits   Advances    MMDA Deposits     Equity      Bearing Deposits  Agreements    Liabilities
----------  --------   --------------  ------------   ----------------  ----------    -----------

    44%        28%          14%             8%               3%             2%            1%




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

As of September 30, 1999, net loans were $269.5 million, an increase of $37.9 million from the $231.6 million as of September 30, 1998. Commercial loans outstanding increased by $16.6 million from $30.8 million at September 30, 1998 to $47.4 million at September 30, 1999. Residential mortgage loans and home equity loans outstanding increased by $18.7 million during the year ended September 30, 1999 net of secondary market sales totaling $20.7 million during the year. Consumer loans outstanding also increased by $2.6 million from $1.9 million at September 30, 1998 to $4.5 million at September 30, 1999. Management believes the growth in all lending categories is partly attributed to the Company's reputation as a quality local lender satisfying the market's desire for local service and local decision making.

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

Total shareholders' equity increased from $30.9 million as of September 30, 1998 to $31.2 million as of September 30, 1999. The change to shareholders' equity resulted mainly from the repurchases of 56,668 shares of outstanding common stock during this period at a cost of $1.2 million along with the payment of cash dividends of $501,000 and a $672,000 adjustment to reflect the decrease in the market value of securities available for sale, net of tax. These decreases were offset by $2.2 million in net income. The book value of MFB Corp. common stock, based on the actual number of shares outstanding, increased from $20.95 at September 30, 1998 to $21.96 at September 30, 1999.

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

A standard measure of liquidity for savings associations is the ratio of cash and eligible investments to a certain percentage of net withdrawable savings and borrowings due within one year. The minimum required ratio is currently set by OTS regulation at 4.0%. At September 30, 2000, the Bank's liquidity ratio was 8.18%. Therefore, the Bank's liquidity is well above the minimum regulatory requirements.

Changes in the Bank's liquidity occur as a result of its operating, investing and financing activities. These activities are discussed below for the years ended September 30, 2000, 1999 and 1998.

Liquid assets totaled $56.2 million as of September 30, 2000 compared to $51.2 million as of September 30, 1999 and $59.7 million as of September 30, 1998. The $5.0 million increase in liquidity from September 30, 1999 to September 30, 2000 was primarily due to a $3.5 million increase in cash and cash equivalents and a $2.5 million increase in securities available for sale offset by a $1.0 million decrease in interest-bearing time deposits in other financial institutions. Management believes the liquidity level of $56.2 million as of September 30, 2000 is sufficient to meet anticipated liquidity needs.

Liquidity levels decreased $8.5 million from September 30, 1998 to September 30, 1999 due primarily to a $5.8 million decrease in cash and cash equivalents and a $2.7 million decrease in securities available for sale and interest-bearing time deposits in other financial institutions.

As of September 30, 2000, total FHLB borrowings amounted to $112.2 million compared to $104.2 million at September 30, 1999. The $8.0 million increase was used primarily to fund loan portfolio growth. The Bank had commitments to fund loan originations with borrowers totaling $63.9 million at September 30, 2000. In the opinion of management, the Company has sufficient cash flow and other cash resources to meet current and anticipated loan funding commitments, deposit customer withdrawal requirements and operating expenses. As of September 30, 1999, total FHLB borrowings amounted to $104.2 million, $20.8 million of which were used as part of the capital leveraging strategy. The remaining $83.4 million was used primarily to fund loan portfolio growth.

The cash flow statements provide an indication of the Company's sources and uses of cash as well as an indication of the ability of the Company to maintain an adequate level of liquidity. A discussion of the changes in the cash flow statements for the years ended September 30, 2000, 1999 and 1998 follows.

During the year ended September 30, 2000, net cash and cash equivalents increased $2.5 million from $12.0 million at September 30, 1999 to $14.5 million at September 30, 2000.

The Company experienced a net increase in cash from operating activities of $7.6 million during the year that was primarily attributable to the net income of $2.8 million and proceeds of $24.7 million realized from the sale of mortgage loans, offset by the origination of $20.3 million of loans held for sale. Beginning in the quarter ended September 30, 1999, the Bank adopted a strategy of originating, selling and delivering fixed rate, owner-occupied residential mortgage loans on a "Best Efforts" delivery program basis. This program allows the Bank to commit loans for delivery to investors at prices that are determined prior to loan approval. In the event that loans are not closed and therefore not delivered, the Bank incurs no penalty. The strategy reduces interest rate risk exposure by minimizing the volume of loans closed and carried in the held for sale loan portfolio.

The $52.0 million decrease in cash from investing activities for the year ended September 30, 2000 was primarily related to the $49.8 million increase in loan originations exceeding principal payments, investment security purchases of $18.2 million, and a $1.9 million low income housing limited partnership investment offset by sales and maturities of securities totaling $12.8 million and $5.6 million of mortgage-backed and related securities principal payments.

Financing  activities  generated  net cash of $46.9  million  for the year ended
September 30, 2000. The net cash was provided primarily from net deposit increases of $38.0 million, $7.9 million in net new borrowed funds, and increases of $2.6 million in repurchase agreements, partially offset by the use of $1.1 million to repurchase the Company's stock and $516,000 in cash dividends paid during the year.

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

Financing activities generated net cash of $55.6 million for the year ended September 30, 1998. The net cash was provided primarily from $45.2 million in net new FHLB advances, net deposits of $8.8 million, a $4.9 million commitment to purchase securities and increases of $2.0 million in repurchase agreements, partially offset by the use of $5.9 million to repurchase the Company's stock .

As of September 30, 2000 management is not aware of any current recommendations by regulatory authorities which, if they were to be implemented, would have, or are reasonably likely to have, a material adverse effect on the Company's liquidity, capital resources or operations.

NEW ACCOUNTING PRONOUNCEMENT

SFAS No. 133 on derivatives will, beginning with the quarter ended December 31, 2000, require all derivatives to be recorded at fair value in the balance sheet, with changes in fair value run through income. If derivatives are documented and effective as hedges, the change in the derivative fair value will be offset by an equal change in the fair value of the hedged item. The Company adopted this new accounting standard on October 1, 2000. The adoption had no impact on the consolidated financial statements as the Company had no derivative instruments on October 1, 2000.

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

                         REPORT OF INDEPENDENT AUDITORS



Board of Directors and Shareholders
MFB Corp.
Mishawaka, Indiana

We have audited the accompanying consolidated balance sheets of MFB Corp. and Subsidiary as of September 30, 2000 and 1999 and the related consolidated statements of income, shareholders' equity and cash flows for the years ended September 30, 2000, 1999 and 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MFB Corp. and Subsidiary as of September 30, 2000 and 1999, and the results of its operations and its cash flows for the years ended September 30, 2000, 1999 and 1998 in conformity with generally accepted accounting principles.

                                           /s/ Crowe, Chizek and Company LLP
                                           ---------------------------------
                                           Crowe, Chizek and Company LLP

South Bend, Indiana
November 16, 2000

                                      MFB CORP. AND SUBSIDIARY
                                     CONSOLIDATED BALANCE SHEETS
                                     September 30, 2000 and 1999

-----------------------------------------------------------------------------------------------------

                                                                             2000              1999
                                                                             ----              ----
ASSETS
Cash and due from financial institutions                               $   9,692,995    $   6,315,747
Interest-bearing deposits in other financial
  institutions - short-term                                                4,850,957        5,746,195
                                                                       -------------    -------------
     Total cash and cash equivalents                                      14,543,952       12,061,942
Interest-bearing time deposits in other financial institutions                     -        1,000,000
Securities available for sale (amortized cost of  $42,140 in 2000
   and $39,359 in 1999                                                    41,662,790       38,170,143
Securities held to maturity (fair value of $-0- in 2000
  and $3,709,205 in 1999)                                                          -        3,984,338
Federal Home Loan Bank (FHLB) stock, at cost                               6,307,600        5,511,300
Loans held for sale, net of unrealized losses
of $131,618  in 2000 and $489,152 in 1999                                  6,494,568        8,061,951
Loans receivable, net of allowance for loan losses
  of $1,672,000 in 2000 and $638,465 in 1999                             315,505,699      269,464,085
Accrued interest receivable                                                1,894,602        1,363,318
Premises and equipment, net                                                4,687,662        4,413,409
Mortgage servicing rights, net of accumulated amortization
  of $92,954in 2000 and $56,571 in 1999                                      611,013          412,390
Investment in limited partnership                                          2,948,463        1,213,430
Other assets                                                               1,387,030          797,380
                                                                       -------------    -------------
     Total assets                                                      $ 396,003,379    $ 346,453,686
                                                                       =============    =============
LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
     Deposits
         Noninterest-bearing demand deposits                           $  11,802,027    $   7,357,944
         Savings, NOW and MMDA deposits                                   56,568,936       52,409,560
         Other time deposits                                             171,023,260      141,639,885
                                                                       -------------    -------------
              Total deposits                                             239,394,223      201,407,389
     Securities sold under agreements to repurchase                        9,143,345        6,566,395
     Other borrowings                                                    112,151,525      104,225,750
     Advances from borrowers for taxes and insurance                       2,115,832        2,111,183
     Accrued expenses and other liabilities                                  684,027          961,339
                                                                       -------------    -------------
         Total liabilities                                               363,488,952      315,272,056
Shareholders' equity
     Common stock, no par value, 5,000,000 shares authorized;
       shares issued: 1,689,417- 2000 and 1999; shares
       outstanding:  1,358,449 - 2000, 1,420,049 - 1999                   13,136,003       13,016,302
     Retained earnings - substantially restricted                         27,711,396       25,419,722
     Accumulated other comprehensive income (loss),
       net of tax of $(601,096) in 2000 and $(470,824) in 1999              (916,439)        (717,823)
     Unearned Employee Stock Ownership Plan (ESOP) shares                          -         (222,963)
     Treasury Stock, 330,968 common shares - 2000;
       269,368 common shares - 1999, at cost                              (7,416,533)      (6,313,608)
                                                                       -------------    -------------
         Total shareholders' equity                                       32,514,427       31,181,630
                                                                       -------------    -------------
              Total liabilities and shareholders' equity               $ 396,003,379    $ 346,453,686
                                                                       =============    =============

              The accompanying notes are an integral part of these consolidated financial statements.

                                      MFB CORP. AND SUBSIDIARY
                                  CONSOLIDATED STATEMENTS OF INCOME
                             Years ended September 30, 2000, 1999 and 1998

-------------------------------------------------------------------------------------------------------------------
                                                                   2000                1999                1998
                                                                   ----                ----                ----
Interest income
     Loans receivable, including fees
         Mortgage loans                                     $    14,966,575     $    14,997,969    $     15,071,514
         Consumer and other loans                                 1,948,952           1,267,455             858,670
         Financing leases and commercial loans                    7,748,432           4,060,194           1,815,178
     Securities - taxable                                         3,559,796           3,315,190           2,532,974
     Other interest-earning assets                                  290,012             612,977             559,547
                                                            ---------------     ---------------    ----------------
         Total interest income                                   28,513,767          24,253,785          20,837,883

Interest expense
     Deposits                                                    10,025,303           8,580,571           8,388,360
     Securities sold under agreements
       to repurchase                                                300,358             147,675              67,352
     FHLB advances                                                6,147,365           5,719,852           3,748,087
                                                            ---------------     ---------------    ----------------
         Total interest expense                                  16,473,026          14,448,098          12,203,799
                                                            ---------------     ---------------    ----------------
Net interest income                                              12,040,741           9,805,687           8,634,084

Provision for loan losses                                         1,106,393             230,000             120,000
                                                            ---------------     ---------------    ----------------
Net interest income after provision
  for loan losses                                                10,934,348           9,575,687           8,514,084

Noninterest income
     Service charges of deposit accounts                            540,877             293,202             191,673
     Trust fee income                                               145,594              29,398                   -
     Insurance Commissions                                          149,357             147,521             143,201
     Brokerage commissions                                           13,230              28,157              35,834
     Net realized gains (losses) from sales
        of securities available for sale                            (38,552)              3,803               7,673
     Net realized losses from sales of securities
        held to maturity                                             (2,245)                 --                  --
     Net realized gains from sales of loans                         524,969             366,320             333,171
     Loan servicing fees, net of amortization of
      $36,383 in 2000 and $37,195 in 1999 and $19,376
      in 1998                                                        81,846              54,025              12,038
     Other income                                                   429,577             297,640             240,603
                                                            ---------------     ---------------    ----------------
         Total noninterest income                                 1,844,653           1,220,066             964,193

Noninterest expense
     Salaries and employee benefits                               4,668,011           3,846,889           3,413,558
     Occupancy and equipment expense                              1,080,785             882,698             720,305
     Data processing expense                                        442,983             379,715             384,629
     SAIF deposit insurance premium                                  62,117             109,208             107,503
     Provision to adjust loans held for sale
       to lower of cost or market                                   122,896             489,152                   -
     Other expense                                                2,338,012           1,678,134           1,384,023
                                                            ---------------     ---------------    ----------------
         Total noninterest expense                                8,271,821           7,006,081           5,625,389
                                                            ---------------     ---------------    ----------------
Income before income taxes                                        4,507,180           3,789,672           3,852,888

Income tax expense                                                1,692,623           1,585,374           1,616,605
                                                            ---------------     ---------------    ----------------
     Net income                                             $     2,814,557     $     2,204,298    $      2,236,283
                                                            ===============     ===============    ================

     Basic earnings per common share                              $    2.04           $    1.56           $    1.44
     Diluted earnings per common share                                 2.00                1.51                1.37

              The accompanying notes are an integral part of these consolidated financial statements.

                                      MFB CORP. AND SUBSIDIARY
                           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                            Years ended September 30, 2000, 1999 and 1998
------------------------------------------------------------------------------------------------------------------------------------
                                                                        Accumulated
                                                                           Other
                                                                       Comprehensive
                                                                           Income                                        Total
                                                              Retained     (Loss),   Unearned    Unearned   Treasury  Shareholders'
                                               Common Stock   Earnings   Net of Tax ESOP Shares RRP Shares    Stock      Equity
                                               ------------   --------   ---------- ----------- ----------    -----      ------
Balance at September 30, 1997                   $13,108,171  $22,037,441  $ 73,208  $(664,610)  $(115,500)  $(888,694)  $33,550,016

Purchase of 245,200 shares of treasury stock              -            -         -          -           -  (5,931,312)   (5,931,312)
Stock option exercise-issuance of 68,850
   shares of treasury stock                        (968,611)           -         -          -           -   1,657,111       688,500
Cash dividends declared - $ .335 per share                -     (543,557)        -     20,053           -           -      (523,504)
Effect of contribution to fund ESOP                       -            -         -    200,000           -           -       200,000
Market adjustment of 20,989 ESOP shares
   committed to be released                         286,919            -         -          -           -           -       286,919
Amortization of RRP contribution                          -            -         -          -      77,000           -        77,000
Tax benefit related to employee stock plans         420,500            -         -          -           -           -       420,500
Comprehensive income:
   Net income for the year end
     September 30, 1998                                   -    2,236,283         -          -           -           -     2,236,283
   Other comprehensive income (loss)                      -            -  (118,625)         -           -           -      (118,625)
                                                                                                                        -----------
     Total comprehensive income                           -            -         -          -           -           -     2,117,658
                                                -----------  -----------  --------  ---------   ---------   ---------   -----------
Balance at September 30, 1998                    12,846,979   23,730,167   (45,417)  (444,557)    (38,500) (5,162,895)   30,885,777

Purchase of 56,668 shares of treasury stock               -            -         -          -           -  (1,209,619)   (1,209,619)
Stock option exercise-issuance of 2,500 shares
   of treasury stock                                (33,906)           -         -          -           -      58,906        25,000
Cash dividends declared - $ .355 per share                -     (514,743)        -     13,961           -           -      (500,782)
Effect of contribution to fund ESOP                       -            -         -    207,633           -           -       207,633
Market adjustment of 19,186 ESOP shares
   committed to be released                         203,229            -         -          -           -           -       203,229
Amortization of RRP contribution                          -            -         -          -      38,500           -        38,500
Comprehensive income:
   Net income for the year end
     September 30, 1999                                   -    2,204,298         -          -           -           -     2,204,298
   Other comprehensive income (loss)                      -            -  (672,406)         -           -           -      (672,406)
                                                                                                                        -----------
     Total comprehensive income                           -            -         -          -           -           -     1,531,892
                                                -----------  -----------  --------  ---------   ---------   ---------   -----------
Balance at September 30, 1999                    13,016,302   25,419,722  (717,823)  (222,963)          -  (6,313,608)   31,181,630


                                  (Continued)

                                      MFB CORP. AND SUBSIDIARY
                           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                            Years ended September 30, 2000, 1999 and 1998
-----------------------------------------------------------------------------------------------------------------------------------
                                                                        Accumulated
                                                                           Other
                                                                       Comprehensive
                                                                           Income                                        Total
                                                              Retained     (Loss),   Unearned    Unearned   Treasury  Shareholders'
                                               Common Stock   Earnings   Net of Tax ESOP Shares RRP Shares    Stock      Equity
                                               ------------   --------   ---------- ----------- ----------    -----      ------
Balance at September 30, 1999                   $13,016,302  $25,419,722  $(717,823) $(222,963)  $     -   $(6,313,608) $31,181,630

Purchase of 61,600 shares of treasury stock               -            -          -          -         -    (1,102,925)  (1,102,925)
Cash dividends declared - $ .375 per share                -     (522,883)         -      7,269         -             -     (515,614)
Effect of contribution to fund ESOP                       -            -          -    215,694         -             -      215,694
Market adjustment of 19,383 ESOP shares
   committed to be released                         119,701            -          -          -         -             -      119,701
Comprehensive income:
   Net income for the year end
     September 30, 2000                                   -    2,814,557          -          -         -             -    2,814,557
    Other comprehensive income (loss)                     -            -   (198,616)         -         -             -     (174,460)
-
     Total comprehensive income                           -            -          -          -         -             -    2,640,097
                                                -----------  -----------  ---------- ---------   -------   ------------ -----------
Balance at September 30, 2000                   $13,136,003  $27,711,396  $(892,283) $       -   $     -   $(7,416,533) $32,538,583
                                                ===========  ===========  ========== =========   =======   ============ ===========

                                        MFB CORP. AND SUBSIDIARY
                                CONSOLIDATED  STATEMENTS  OF CASH FLOWS
                             Years  ended September 30, 2000, 1999 and 1998
-------------------------------------------------------------------------------------------------------------
                                                                  2000              1999               1998
                                                                  ----              ----               ----
Cash flows from operating activities
     Net income                                             $   2,814,557     $   2,204,298    $    2,236,283
     Adjustments to reconcile net income
       to net cash from operating activities
         Depreciation and amortization, net of
           accretion                                              493,800           298,862           314,688
         Amortization of RRP contribution                               -            38,500            77,000
         Provision for loan losses                              1,106,393           230,000           120,000
         Provision to adjust loans held for sale
           to lower of cost or market                             122,896           489,152                 -
         Net realized (gains) losses from sales of
           securities available for sale                           38,552            (3,803)           (7,673)
         Net realized losses from sales of
           securities held to maturity                              2,245                 -                 -
         Net realized gains from sales of loans                  (524,969)         (366,320)         (333,171)
         Amortization of mortgage servicing rights                 36,383            37,195            19,376
         Origination of loans held for sale                   (20,311,571)      (20,948,828)      (28,866,583)
         Proceeds from sales of loans held for sale            24,651,870        20,728,574        28,143,363
         Equity in loss of investment in limited
           partnership                                            132,578             8,084             4,236
         Market adjustment of ESOP shares
           committed to be released                               119,701           203,229           286,919
         ESOP expense                                             215,694           207,633           200,000
         Net change in:
              Accrued interest receivable                        (531,284)         (395,323)         (249,568)
              Other assets                                       (459,378)          (24,475)          (80,831)
              Accrued expenses and other liabilities             (277,312)         (138,798)          750,489
                                                            --------------    --------------   --------------
                  Net cash from operating activities            7,630,155         2,567,980         2,614,528

Cash flows from investing activities
     Net change in interest-bearing time
       deposits in other financial institutions                 1,000,000        (1,000,000)                -
     Net change in loans receivable                           (49,753,856)      (32,793,948)      (43,461,852)
     Proceeds from:
         Sales of securities available for sale                 9,632,387         1,989,992         2,926,206
         Sales of securities held to maturity                   1,602,755                 -                 -
         Principal payments of mortgage-backed
           and related securities                               5,550,697        21,505,020        19,343,270
         Maturities of securities available for sale            1,104,095        42,410,326        22,738,565
         Maturities of securities held to maturity                500,000                 -                 -
     Purchase of:
         Securities available for sale                         (3,000,000)      (63,280,952)      (47,461,878)
         Securities held to maturity                          (15,243,229)       (3,984,360)                -
         FHLB stock                                              (796,300)         (875,000)       (2,236,300)
         Premises and equipment, net                             (752,752)       (2,001,153)         (423,665)
         Investment in limited partnership                     (1,867,611)                -        (1,225,750)
                                                            --------------    --------------   --------------
              Net cash from investing activities              (52,023,814)      (38,030,075)      (49,801,404)

                                  (Continued)

                                        MFB CORP. AND SUBSIDIARY
                                CONSOLIDATED  STATEMENTS  OF CASH FLOWS
                             Years  ended September 30, 2000, 1999 and 1998
-------------------------------------------------------------------------------------------------------------
                                                                  2000              1999               1998
                                                                  ----              ----               ----
Cash flows from financing activities
     Purchase of MFB Corp. common stock                     $  (1,102,925)    $  (1,209,619)   $   (5,931,312)
     Net change in deposits                                    37,986,834        20,741,414         8,778,708
     Net change in securities sold under
       agreements to repurchase                                 2,576,950         4,200,679         1,976,796
     Proceeds from other borrowings                            91,000,000        23,000,000        72,156,964
     Repayment of other borrowings                            (83,074,225)      (16,431,214)      (22,000,000)
     Proceeds from exercise of stock options                            -            25,000           688,500
     Net change in advances from
       borrowers for taxes and insurance                            4,649          (205,134)          462,069
     Cash dividends paid                                         (515,614)         (500,782)         (523,504)
                                                            --------------    --------------   ---------------
         Net cash from financing activities                    46,875,669        29,620,344        55,608,221
                                                            --------------    --------------   ---------------
Net change in cash and cash equivalents                         2,482,010        (5,841,751)        8,421,345

Cash and cash equivalents at beginning of year                 12,061,942        17,903,693         9,482,348
                                                            --------------    --------------   ---------------
Cash and cash equivalents at end of year                    $  14,543,952     $  12,061,942    $   17,903,693
                                                            ==============    ==============   ===============

Supplemental disclosures of cash flow
  information

Cash paid during the year for:

         Interest                                           $  16,422,424     $  14,403,181    $   12,305,287
         Income taxes                                           2,192,981         1,627,895         1,182,448

Supplemental schedule of noncash investing activities:

     Transfer from:
         Loans receivable to loans held for sale            $   6,626,186     $           -    $            -
         Loans held for sale to loans receivable                4,020,337         5,294,087                 -
         Securities held to maturity to securities
          available for sale                                   17,163,545                 -                 -


              The accompanying notes are an integral part of these consolidated financial statements.

                            MFB CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 2000, 1999 and 1998

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

Nature of Business and Concentrations of Credit Risk: The primary source of income for the Company results from granting commercial, consumer and residential real estate loans in St. Joseph and Elkhart Counties and the surrounding area. Loans secured by real estate mortgages comprise approximately 70% of the loan portfolio at September 30, 2000 and are primarily secured by residential mortgages. The Company operates primarily in the banking industry which accounts for more than 90% of its revenues, operating income and assets.

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

Foreclosed Real Estate: Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at fair value at the date of acquisition, establishing a new cost basis. Any reduction to fair value from the carrying value of the related loan at the time of acquisition is accounted for as a loan loss and charged against the allowance for loan losses. Valuations are periodically performed by management and valuation allowances are adjusted through a charge to income for changes in fair value or estimated selling costs. Foreclosed real estate at September 30, 2000 and 1999 amounted to $-0- and $100,000.

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

Comprehensive Income (Loss): Comprehensive income (loss) consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes the net change in net unrealized gains and losses on securities available for sale, net of reclassification adjustments and tax effects, and is also recognized as a separate component of shareholders' equity.

Segments: MFB Corp. and its subsidiary, MFB Financial and its subsidiary Mishawaka Financial Services, Inc. provide a broad range of financial services to individuals and companies in Mishawaka and the surrounding area. These services include demand, time and savings deposits; lending; insurance; trust and other financial services. While the Company's chief decision makers monitor the revenue streams of the various Company products and services, operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the Company's banking operations are considered by management to be aggregated in one reportable operating segment.

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

NOTE 2 - EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE

A reconciliation of the numerators and denominators used in the computation of the basic earnings per common share and diluted earnings per common share is presented below:

                                                         Year ended September 30,
                                                     2000              1999            1998
                                                     ----              ----            ----
Basic Earnings Per Common Share
     Numerator
         Net income                               $ 2,814,557     $  2,204,298    $   2,236,283
                                                  ============    =============   ==============
     Denominator
         Weighted average common shares
           outstanding                              1,389,274        1,448,790        1,611,492
         Less:  Average unallocated ESOP shares       (10,428)         (30,450)         (50,538)
         Less:  Average nonvested RRP shares                -           (1,925)          (7,700)
                                                  ------------    -------------   --------------
         Weighted average common shares
           outstanding for basic earnings per
           common share                             1,378,846        1,416,415        1,553,254
                                                  ============    =============   ==============
     Basic earnings per common share              $      2.04     $       1.56    $       1.44
                                                  ============    =============   ==============
Diluted Earnings Per Common Share
     Numerator
         Net income                               $ 2,814,557     $  2,204,298    $   2,236,283
                                                  ============    =============   ==============
     Denominator

         Weighted average common shares
           outstanding for basic earnings per
           common share                             1,378,846        1,416,415        1,553,254
         Add:  Dilutive effects of average

           nonvested RRP shares                             -              448            3,166
         Add:  Dilutive effects of assumed

           exercises of stock options                  31,715           44,793           75,417
                                                  ------------    -------------   --------------
         Weighted average common shares
           and dilutive potential common
           shares outstanding                       1,410,561        1,461,656        1,631,837
                                                  ============    =============   ==============
     Diluted earnings per common share            $      2.00     $       1.51    $       1.37
                                                  ============    =============   ==============

Stock options for 80,750 and 78,250 and 45,000 shares of common stock were not considered in computing diluted earnings per common share for the years ended September 30, 2000 and 1999 and 1998 because they were antidilutive.

NOTE 3 - SECURITIES

The amortized cost and fair value of securities available for sale and held to maturity are as follows:

                                                                    Available for Sale
                                        -------------------------September 30, 2000--------------------------
                                                                 ------------------
                                                                 Gross            Gross
                                            Amortized         Unrealized       Unrealized            Fair
                                              Cost               Gains           Losses              Value
                                              ----               -----           ------              -----
Debt securities
     U.S. Government
       and federal agencies             $     17,944,537    $      5,868     $    (212,198)   $    17,738,207
     Mortgage-backed                          14,833,896               -          (621,714)        14,212,182
     Corporate notes                           9,924,042           2,493          (571,820)         9,354,715
                                        ----------------    ------------     --------------   ---------------
                                              42,702,475           8,361        (1,405,732)        41,305,104
Marketable equity securities                     437,850               -           120,164            317,686
                                        ----------------    ------------     --------------   ---------------
                                        $     43,140,325    $      8,361     $   1,525,896    $    41,662,790
                                        ================    ============     ==============   ===============

                                                                 Available for Sale
                                        -------------------------September 30, 1999--------------------------
                                                                 ------------------
                                                                 Gross            Gross
                                            Amortized         Unrealized       Unrealized            Fair
                                              Cost               Gains           Losses              Value
                                              ----               -----           ------              -----
Debt securities
     U.S. Government
       and federal agencies             $      7,745,193    $          -     $    (182,510)   $     7,562,683
     Mortgage-backed                          27,112,085          56,085          (718,350)        26,449,820
     Corporate notes                           3,958,662               -          (230,232)         3,728,430
                                        ----------------    ------------     --------------   ---------------
                                              38,815,940          56,085        (1,131,092)        37,740,933
Marketable equity securities                     542,850               -          (113,640)           429,210
                                        ----------------    ------------     --------------   ---------------
                                        $     39,358,790    $     56,085     $  (1,244,732)   $    38,170,143
                                        ================    ============     ==============   ===============

NOTE 3 - SECURITIES (continued)
                                                                  Held to Maturity
                                        -------------------------September 30, 1999--------------------------
                                                                 ------------------
                                                                Gross            Gross
                                            Amortized         Unrealized       Unrealized            Fair
                                              Cost               Gains           Losses              Value
                                              ----               -----           ------              -----
Corporate notes                         $      3,984,338    $          -     $    (275,133)   $     3,709,205
                                        ================    ============     ==============   ===============

The amortized cost and fair value of debt securities by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                September 30, 2000
                                                ------------------
                                        --------Available for Sale-------
                                             Amortized           Fair
                                               Cost              Value
                                               ----              -----
     Due in one year or less            $    1,993,045    $     1,984,700
     Due after one year through
       five years                           13,683,939         13,652,997
     Due after five years through
       ten years                             7,485,499          7,059,690
     Due after ten years                     4,706,096          4,395,535
                                        --------------    ---------------
                                            27,868,579         27,092,922
     Mortgage-backed securities             14,833,896         14,212,182
                                        --------------    ---------------
                                        $   42,702,475    $    41,305,104
                                        ==============    ===============

Proceeds from sales of securities available for sale were $9,677,559 during the year ended September 30, 2000. Gross gains of $11,602 and gross losses of $63,794 were realized on these sales. Proceeds from sales of securities available for sale were $2,008,177 during the year ended September 30, 1999. Gross gains of $5,026 and gross losses of $1,223 were realized on these sales. During the year ended September 30, 1998, proceeds from the sales of securities available for sale were $2,926,206 with gross gains of $10,534 and gross losses of $2,861 realized on these sales.

In September, 2000, a held to maturity security was sold. Proceeds from the sale of the security were $1,602,755 and a gross loss of $2,245 was realized on the sale. As a result of this sale, all remaining held-to-maturity securities with a carrying value of $17,163,545 and a market value of $16,843,467 were transferred to available-for-sale.

NOTE 4 - LOANS RECEIVABLE, NET

Loans receivable, net at September 30 are summarized as follows:

                                                                     2000                 1999
                                                                     ----                 ----
First mortgage loans (principally conventional)
  Principal balances
      Secured by one-to-four family residences                $     185,266,466    $     191,479,582
      Construction loans                                             13,146,237           11,157,731
      Other                                                           3,630,897            3,298,833
                                                              ------------------   ------------------
                                                                    202,043,600          205,936,146
      Less undisbursed portion of construction and
        other mortgage loans                                            (54,156)             (87,153)
                                                              ------------------   ------------------
           Total first mortgage loans                               201,989,444          205,848,993


                                                                     2000                 1999
                                                                     ----                 ----
Commercial and consumer loans:
  Principal balances
      Home equity and second mortgage                         $      18,916,792    $      13,308,441
      Commercial                                                     91,105,033           47,399,290
      Financing leases                                                        -               16,969
      Other                                                           6,089,133            4,461,096
                                                              ------------------   ------------------
           Total commercial and consumer loans                      116,110,958           65,185,796
Allowance for loan losses                                            (1,672,000)            (638,465)
Net deferred loan origination fees                                     (922,703)            (932,239)
                                                              ------------------   ------------------
                                                              $     315,505,699    $     269,464,085
                                                              ==================   =================

Activity in the allowance for loan losses is summarized as follows for the years ended September 30:
                                          2000           1999          1998
                                          ----           ----          ----
      Balance at beginning of year    $   638,465    $  453,567    $  370,000
      Provision for loan losses         1,106,393       230,000       120,000
      Charge-offs                         (72,858)      (45,102)      (36,433)
      Recoveries                                              -             -
                                      -----------    ----------    ----------
      Balance at end of year          $ 1,672,000    $  638,465    $  453,567
                                      ===========    ==========    ==========

Impaired loans were as follows:
                                                   2000        1999        1998
                                                   ----        ----        ----
Year-end balances with no allocated allowance
   for loan losses                              $   60,000    $   -       $   -
Year-end loans with allocated allowance
   for loan losses                               1,591,000        -           -
                                                ----------    -----       -----
                           Total                $1,651,000    $   -       $   -
                                                ==========    =====       =====
Amount of the allowance for loan losses
   allocated                                    $  150,000    $   -       $   -

Average of impaired loans during the year       $   12,000    $   -       $   -

Interest income recognized during  impairment   $    1,000    $   -       $   -

Cash-basis interest income recognized during
 impairment                                     $        -    $   -       $   -


Nonperforming loans were as follows at year end:
                                                    2000              1999
                                                    ----              ----
  Loans past due over 90 days still on
    accrual status                              $   60,000         $ 96,000
  Nonaccrual loans                                   6,000                -

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The Company is subject to certain recourse obligations on the loans serviced by Telebank. The unpaid principal balances of these loans at September 30, are summarized as follows:

                                                    2000              1999
                                                    ----              ----
   Mortgage loan portfolios serviced for:
     Telebank                                   $   6,699,963   $    7,597,059
     Hanover Capital Mortgage Holdings, Inc.        6,376,675        6,785,972
     LaSalle Bank, FSB                              6,740,764        7,222,714
     Citizens Bank                                  5,698,176        6,250,822
     Federal Home Loan Mortgage Corporation        31,292,424       13,709,321
                                                -------------   --------------
                                                $  56,808,002   $   41,565,888
                                                =============   ==============

Custodial escrow balances maintained in connection with the foregoing serviced loans were $345,000 and $209,000 at September 30, 2000 and 1999.

Certain directors and executive officers of the Company and its subsidiary, including associates of such persons, are loan customers. A summary of the related party loan activity, for loans aggregating $60,000 or more to any one related party, is as follows:

                                                    2000               1999
                                                    ----               ----
    Balance - beginning of year              $    1,582,502    $    1,513,829
    New loans                                        40,496           443,980
    Repayments                                      (47,918)         (375,307)
    Effect of changes in related parties            108,434                 -
                                             --------------    --------------
    Balance - end of year                    $    1,683,514    $    1,582,502
                                             ==============    ==============


NOTE 5 - PREMISES AND EQUIPMENT, NET

Premises and equipment at September 30 are summarized as follows:
                                                    2000               1999

  Land                                       $      834,895    $      834,895
  Buildings and improvements                      3,810,621         3,571,734
  Furniture and equipment                         2,507,489         2,052,425
                                             --------------    --------------
      Total cost                                  7,153,005         6,459,054
  Accumulated depreciation and amortization      (2,465,343)       (2,045,645)
                                             --------------    --------------
                                             $    4,687,662    $    4,413,409
                                             ==============    ==============

Depreciation and amortization of premises and equipment, included in occupancy and equipment expense was approximately $478,000, $383,000 and $241,000 for the years ended September 30, 2000, 1999 and 1998, respectively.

NOTE 6 - DEPOSITS

The aggregate amount of short-term jumbo certificates of deposit in denomination of $100,000 or more was approximately $39,609,000 and $30,252,000 at September 30, 2000 and 1999.

At September 30, 2000, the scheduled maturities of certificates of deposit are as follows for the years ended September 30:

         2001                         $132,462,809
         2002                           33,531,570
         2003                            3,017,406
         2004                            1,533,503
         2005                              343,087
         Thereafter                        134,885
                                      ------------

                                      $171,023,260
                                      ============

NOTE 7 - SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under agreements to repurchase consist of obligations of the Company to other parties. These arrangements are all one-day retail repurchase agreements and are secured by investment securities. Such collateral is held by safekeeping agents of the Company.

NOTE 7 - SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE
(continued)

Information concerning securities sold under agreements to repurchase as of September 30 is summarized as follows:

                                               2000           1999             1998
                                               ----           ----             ----
  Average daily balance during the year    $  7,718,000    $  3,892,000    $ 1,647,000
  Average interest rate during the year            3.89%           3.80%          4.07%
  Maximum month end balance
    during the year                        $ 10,201,000    $  7,079,000    $ 3,882,000
  Balance at end of year                   $  9,143,345    $  6,566,395    $ 2,365,716

Securities underlying these agreements at year end were as follows:

  Carrying value of securities             $ 12,000,000    $  9,892,000    $ 8,385,000
  Fair value                               $ 11,921,000    $  9,310,000    $ 8,387,000

NOTE 8 - FEDERAL HOME LOAN BANK ADVANCES

At September 30, 2000, advances from the Federal Home Loan Bank of Indianapolis with fixed and variable rates ranging from 4.79% to 6.82% are required to be repaid in the year ending September 30 as follows:

         2001                               $  2,350,000
         2002                                    350,000
         2003                                 20,300,000
         2004                                    800,000
         2005                                 15,200,000
         Thereafter                           73,151,525
                                            ------------
                                            $112,151,525
                                            ============

FHLB advances are secured by all FHLB stock, qualifying first mortgage loans, government agency and mortgage backed securities. At September 30, 2000 and 1999, in addition to $6,307,600 and $5,511,000 in FHLB stock, collateral of approximately $207,941,000 and $225,715,000 is pledged to the FHLB to secure advances outstanding.

At September 30, 1998, the Bank had a due to broker for $4.9 million for a security purchase which settled October 5, 1998.

NOTE 9 - EMPLOYEE BENEFITS

Employee Pension Plan: The Bank is part of a qualified noncontributory multiple-employer defined benefit pension plan covering substantially all of its employees. The plan is administered by the trustees of the Financial Institutions Retirement Fund. There is no separate valuation of plan benefits nor segregation of plan assets specifically for the Bank because the plan is a multiple-employer plan and separate actuarial valuations are not made with respect to each employer nor are the plan assets so segregated. As of July 1, 2000, the latest actuarial valuation date, total plan assets exceeded the actuarially determined value of total vested benefits. The cost of the plan is set annually as an established percentage of wages. Pension plan expense for the years ended September 30, 2000, 1999 and 1998 was approximately $4,400, $6,900 and $1,500, respectively.

401(k) Plan: On July 1, 1996, the Company adopted a retirement savings 401(k) plan which covers all full time employees who are 21 or older and have completed one year of service. Beginning August 1, 1996, participants may defer up to 15% of compensation. The Company matches 50% of elective deferrals on 6% of the participants' compensation. Expense for the 401(k) plan for the years ended September 30, 2000, 1999 and 1998 was approximately $69,000, $60,000 and $52,000.

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

ESOP expense was approximately $335,000, $411,000 and $487,000 for the years ended September 30, 2000, 1999 and 1998. Contributions to the ESOP, including dividends on unearned ESOP shares, was approximately $223,000, $222,000 and $220,000 during the years ended September 30, 2000, 1999 and 1998.

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

For the years ended September 30, 2000, 1999 and 1998, 20,857, 19,186 and 20,989
shares with an average fair value of $16.08, $21.41 and $23.20 per share, were committed to be released.

The ESOP shares as of September 30 were as follows:

                                             2000          1999          1998
                                             ----          ----          ----
   Allocated shares                         140,000       120,617       100,674
   Unearned shares                                -        19,383        39,326
   Shares withdrawn from the plan by
       participants                         (14,571)      (14,571)       (5,601)
                                            --------      --------      --------
       Total ESOP shares held in the plan   125,429       125,429       134,399
                                            ========      ========      ========
   Fair value of unearned shares            $     -      $383,000    $1,003,000

Recognition  and  Retention  Plans  (RRPs):   In  conjunction   with  its  stock
conversion, the Company established RRPs as a method of providing directors, officers and other key employees of the Company with a proprietary interest in the Company in a manner designed to encourage such persons to remain with the Company. Eligible directors, officers and other key employees of the Company become vested in awarded shares of common stock at a rate of 20% per year commencing March 24, 1994. The RRPs acquired, in the aggregate, 70,000 shares of common stock issued in the conversion at $10 per share and 70,000 shares were awarded to RRP participants at no cost to them. RRP expense for the years ended September 30, 2000, 1999 and 1998 was approximately $-0-, $38,500 and $77,000, respectively.

Stock Option Plan: The Board of Directors of the Company adopted the MFB Corp. Stock Option Plans (the "Option Plans"). The number of options authorized under the Plans totals 350,000 shares of common stock. Officers, employees and outside directors of the Company and its subsidiary are eligible to participate in the Option Plans. The option exercise price must be no less than 85% of the fair market value of common stock on the date of the grant, and the option term cannot exceed ten years and one day from the date of the grant. As of September 30, 2000, all options granted have an exercise price of at least 100% of the market value of the common stock on the date of grant and no compensation expense was recognized for stock options for the years ended September 30, 2000, 1999 and 1998. As of September 30, 2000, 63,750 options remain available for future grants.

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

The fair  value  for the  options  was  estimated  at the date of grant  using a
Black-Scholes   option   pricing  model  with  the  following   weighted-average
assumptions:

                                2000              1999
                                ----              ----
   Risk-free interest rate      6.62%             4.74%
   Expected dividend rate       2.17%             1.71%
   Stock price volatility      16.25%            12.20%

There were no options granted for the year ended September 30, 1997.

                                                  2000            1999             1998
                                                  ----            ----             ----
Net income as reported                       $  2,814,557   $    2,204,298   $   2,236,283
Proforma net income                          $  2,687,837        2,054,921       2,069,443

Reported earnings per common and common
  equivalent share
     Basic                                   $       2.04            $1.56           $1.44
     Diluted                                 $       2.00            $1.51           $1.37

Proforma earnings per common and common
  equivalent share
     Basic                                   $       1.95            $1.45           $1.33
     Diluted                                 $       1.91            $1.41           $1.27

Activity in the Option Plan for the years ended is summarized as follows:

                                                                             Weighted       Weighted
                                              Number of                       Average        Average
                                             Outstanding    Exercise         Exercise      Fair Value
                                               Options        Price            Price        of Grants
                                               -------        -----            -----        ---------
     Balance at September 30, 1997             190,350    $ 10.00-$15.25       $ 10.80
     Granted                                    45,000    $ 26.75              $ 26.75        $9.76
     Exercised                                 (68,850)   $ 10.00              $ 10.00
                                               --------
     Balance at September 30, 1998             166,500    $ 10.00-$26.75       $ 15.45
     Granted                                    35,750    $ 18.25-$21.875      $ 21.37        $5.30
     Exercised                                  (2,500)   $ 10.00              $ 10.00
                                               --------
     Balance at September 30, 1999             199,750    $ 10.00-$26.75       $ 16.58
     Granted                                     5,500    $ 16.3125-$17.25     $ 17.05        $5.52
     Exercised                                       -
     Balance at September 30, 2000             205,250    $ 10.00-26.75        $ 16.59


Options exercisable at September 30 are as follows:

                                                              Weighted
                                     Number                    Average
                                   of Options              Exercise Price
                                   ----------              --------------
      1998                           122,500                 $ 12.14
      1999                           142,150                 $ 13.69
      2000                           161,400                 $ 14.80

At September 30, 2000, options outstanding had a weighted-average remaining life of 4.98 years.

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

Income tax expense for the years ended September 30 are summarized as follows:

                                      2000             1999             1998
                                      ----             ----             ----
   Federal

     Current                      $  1,530,984       1,535,497     $  1,301,834
     Deferred                         (239,781)       (284,395)          (2,359)
                                  -------------   -------------    -------------
                                     1,291,203       1,251,102        1,299,475
   State

     Current                           439,792         397,363          317,774
     Deferred                          (38,372)        (63,091)            (644)
                                  -------------   -------------    -------------
                                       401,420         334,272          317,130
                                  -------------   -------------    -------------
        Total income tax expense  $  1,692,623    $  1,585,374     $  1,616,605
                                  =============   =============    =============

Total income tax expense differed from the amounts computed by applying the federal income tax rate of 34% in all periods presented to income before income taxes as a result of the following for the years ended September 30:

                                                                2000                1999                1998

Income taxes at statutory rate                            $     1,532,441     $     1,288,488      $   1,309,982
Tax effect of:
         State tax, net of federal income
           tax effect                                             264,937             220,620            209,306
         Excess of fair value of ESOP
           shares released over cost                               40,698              69,098             97,552
         Low income housing credits                              (155,000)                  -                  -
         Other items, net                                           9,547               7,168               (235)
                                                          ----------------    ---------------      --------------
              Total income tax expense                    $     1,692,623     $     1,585,374      $   1,616,605
                                                          ================    ===============      ==============

The components of the net deferred tax asset (liability) recorded in the consolidated balance sheets as of September 30 are as follows:

                                                       2000             1999
                                                       ----             ----
   Deferred tax assets

     Bad debt deduction                            $   413,217      $         -
     Net deferred loan fees                            392,148          396,202
     Valuation adjustment on loans held for sale        55,938          207,890
     Net unrealized depreciation
       on securities available for sale                601,096          470,824
     Other                                              41,843           14,764
                                                   -----------      ------------
                                                     1,504,242        1,089,680
   Deferred tax liabilities

     Accretion                                         (31,852)         (20,445)
     Depreciation                                      (48,351)         (52,057)
     Bad debt deduction                                      -         (100,382)
     Mortgage servicing rights                        (259,681)        (175,266)
     Other                                             (58,524)         (44,121)
                                                   ------------     ------------
                                                      (398,408)        (392,271)
   Valuation allowance                                       -                -

     Net deferred tax asset (liability)            $ 1,105,834      $   697,409
                                                   ===========      ============

Federal income tax laws provided savings banks with additional bad debt deductions through the tax year ended September 30, 1987, totaling $4,596,000 for the Bank. Accounting standards do not require a deferred tax liability to be recorded on this amount, which liability would otherwise total $1,563,000 at September 30, 2000 and 1999. If the Bank were liquidated or otherwise ceases to be a bank or if tax laws change, the $1,563,000 would be recorded as expense.

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

The Bank's actual capital and required capital amounts and ratios are presented below:

                                                                                                  Minimum
                                                                                                 Requirement
                                                                      Minimum                    To Be Well
                                                                    Requirement              Capitalized Under
                                                                    For Capital              Prompt Corrective
                                         Actual                  Adequacy Purposes           Action Provisions
                                         ------                  -----------------           -----------------
                                   Amount        Ratio          Amount        Ratio          Amount       Ratio
                                   ------        -----          ------        -----          ------       -----
                                                               (Dollars in Thousands)
As of September 30, 2000
    Total capital (to risk
      weighted assets)         $    33,810       13.25%     $    20,416        8.00%    $    25,520       10.00%
    Tier 1 (core) capital

      (to risk weighted assets)     32,288       12.65           10,208        4.00          15,312        6.00
    Tier 1 (core) capital (to
      adjusted total assets)        32,288        8.14           15,869        4.00          19,836        5.00

As of September 30, 1999
    Total capital (to risk
      weighted assets)         $    31,268       15.23%     $    16,428        8.00%    $    20,536       10.00%
    Tier 1 (core) capital

      (to risk weighted assets)     30,630       14.92            8,214        4.00          12,321        6.00
    Tier 1 (core) capital (to
      adjusted total assets)        30,630        8.83           13,868        4.00          17,335        5.00



Regulations of the Office of Thrift Supervision limit the dividends that may be paid without prior approval of the Office of Thrift Supervision. The Bank is currently a "well-capitalized" Tier 1 institution and can make distributions during a year of 100% of its retained net income for the calendar year-to-date plus retained net income for the previous two calendar years (less any dividends previously paid) as long as the Bank would remain "well-capitalized", following the proposed distribution. Accordingly, at September 30, 2000 none of the Bank's retained earnings was potentially available for distribution to the Company, without obtaining prior regulatory approval.

NOTE 12 - OTHER NONINTEREST  INCOME AND EXPENSE

Other noninterest income and expense amounts are summarized as follows for the years ended September 30:

                                                 2000              1999           1998
Other noninterest income                         ----              ----           ----
     Other service charges and fees           $   360,698     $   510,980    $   318,636
     Other                                         68,879         109,260        113,640
                                              -----------     -----------    -----------
                                              $   429,577     $   620,240    $   432,276
                                              ===========     ===========    ===========
Other noninterest expense

     Advertising and promotion                $   208,274     $   206,254    $   186,257
     Professional fees                            197,819         170,429        166,652
     Printing, postage, stationery,
       and supplies                               278,928         219,267        162,794
     Direct loan origination costs deferred      (135,694)       (202,349)      (262,686)
     Other                                      1,345,702         904,818        746,377
                                              -----------     -----------    -----------
                                              $ 1,895,029     $ 1,298,419    $   999,394
                                              ===========     ===========    ===========

NOTE 13 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND   CONTINGENCIES

Various outstanding commitments and contingent liabilities are not reflected in the financial statements. Commitments to make loans at September 30 are as follows:

                            -------------------2 0 0 0---------------- -------------------1 9 9 9----------------
                                  Fixed       Variable                       Fixed       Variable
                               Rate Loans    Rate Loans       Total       Rate Loans    Rate Loans       Total

First mortgage loans        $   3,023,124    $ 1,454,250   $ 4,477,374   $ 1,534,750   $ 1,100,350    $ 2,635,100
Commercial loans                  677,750      5,880,332     6,558,082     9,984,354     8,866,800     18,851,154
Unused lines of credit          8,656,675      8,204,191    16,860,866     7,953,681     7,812,361     15,766,042
Unused commercial loan
  lines and credit                      -     29,085,625    29,085,625             -    22,206,913     22,206,913
Unused construction loan
  lines of credit               1,691,061      5,207,279     6,898,340             -     5,574,641      5,574,641
                            -------------    -----------   -----------   -----------   -----------    -----------
                            $  14,048,610    $49,831,677   $63,880,287   $19,472,785   $45,561,065    $65,033,850
                            =============    ===========   ===========   ===========   ===========    ===========

Fixed rate mortgage loan commitments at September 30, 2000 are at rates primarily ranging from 7.375% to 10.00%. Mortgage loan fixed rate commitments are primarily for terms ranging from 15 to 30 years, while commercial loan fixed rate commitments are primarily for five year terms. Rates on variable rate mortgage loans range from 7.625% to 10.00% and are tied to the one year treasury bill rate. Rates on variable commercial loan commitments are tied to the national prime rate.

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

Under employment agreements with certain executives, officers, certain events leading to separation from the Company could result in cash payments totaling $1,480,000 as of September 30, 2000.

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

NOTE 14 - PARENT COMPANY FINANCIAL STATEMENTS

Presented below are the condensed financial statements for the parent company, MFB Corp.

                            CONDENSED BALANCE SHEETS
                           September 30, 2000 and 1999

                                                      2000              1999
                                                      ----              ----
ASSETS

Cash and cash equivalents                         $    552.249     $    384,044
Securities available for sale                        1,277,686          429,210
Securities held to maturity                                  -        1,000,000
Investment in Bank subsidiary                       31,468,005       29,980,712
Loan receivable from ESOP                                    -          222,963
Other assets                                            21,960           20,138
                                                  ------------     ------------
     Total assets                                 $ 33,319,900     $ 32,037,067
                                                  ============     ============
LIABILITIES

Loan payable to Bank subsidiary                   $    750,000     $    750,000
Accrued expenses and other liabilities                  55,473          105,437
                                                  ------------     ------------
     Total liabilities                                 805,473          855,437

SHAREHOLDERS' EQUITY                                32,514,427       31,181,630
                                                  ------------     ------------
     Total liabilities and shareholders' equity   $ 33,319,900     $ 32,037,067
                                                  ============     ============


                         CONDENSED STATEMENTS OF INCOME
                  Years ended September 30, 2000, 1999 and 1998

                                                      2000             1999            1998
                                                      ----             ----            ----
Dividends from Bank subsidiary - cash             $  1,544,000     $  1,125,000    $  5,650,000
Interest income                                        109,608           57,205          48,748
Other income                                                 -                -             919
Interest expense                                        66,187           17,062           1,346
Other expenses                                         120,362          110,790         107,359
                                                  ------------     ------------    ------------
Income  before income taxes and
  equity in undistributed net income
  of Bank subsidiary                                 1,467,059        1,054,353       5,590,962

Income tax benefit                                      32,350           29,857          25,014
                                                  ------------     ------------    ------------
Income before equity in undistributed
  net income of Bank subsidiary                      1,499,409        1,084,210       5,615,976

(Distributions in excess of) equity in
  undistributed net income of Bank subsidiary        1,315,148        1,120,088      (3,379,693)
                                                  ------------     ------------    ------------
Net income                                        $  2,814,557     $  2,204,298    $  2,236,283
                                                  ============     ============    ============

NOTE 14 - PARENT COMPANY FINANCIAL STATEMENTS (Continued)

                    CONDENSED STATEMENTS OF CASH FLOWS Years
                     ended September 30, 2000, 1999 and 1998

                                                       1999             1998            1997
Cash flows from operating activities
  Net income                                      $  2,814,557     $  2,204,298    $  2,236,283
  Adjustments to reconcile net income to
    net cash  from operating activities
      Distributions in excess of (equity in
        undistributed) net income of
        Bank subsidiary                             (1,315,148)      (1,120,088)      3,379,693
      Net realized losses from sales
          of securities available for sale               5,110                -               -
      Net change in other assets                        16,605          353,863        (361,526)
      Net change in accrued expenses and
        other liabilities                              (49,964)         121,285         310,634
                                                  ------------     ------------    ------------
           Net cash from operating activities        1,471,160        1,559,358       5,565,084

Cash flows from investing activities
     Principal repayments on loan receivable
       from ESOP                                       222,963          221,594         220,053
     Purchase of securities available for sale               -                -        (242,500)
     Purchase of securities held to maturity                 -       (1,000,000)              -
     Proceeds from sales of securities
          available for sale                            99,890                -               -
                                                  ------------     ------------    ------------
     Net cash from investing activities                322,853         (778,406)        (22,447)

Cash flows from financing activities
     Proceeds from loan payable to Bank
       subsidiary                                            -          750,000               -
     Purchase of MFB Corp. common stock             (1,102,925)      (1,209,619)     (5,931,312)
     Proceeds from exercise of stock options                 -           25,000         688,500
     Cash dividends paid                              (522,883)        (514,743)       (543,557)
                                                  ------------     ------------    ------------
         Net cash from financing activities         (1,625,808)        (949,362)     (5,786,369)
                                                  ------------     ------------    ------------
Net change in cash and cash equivalents                168,205         (168,410)       (243,732)

Cash and cash equivalents at beginning
  of year                                              384,044          552,454         796,186
                                                  ------------     ------------    ------------
Cash and cash equivalents at end of year          $    552,249     $    384,044    $    552,454
                                                  ============     ============    ============

NOTE 15 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The following table shows the estimated fair values and the related carrying amounts of the Company's financial instruments at September 30, 2000 and 1999. Items which are not financial instruments are not included.

                                                   2000                                   1999
                                                   ----                                   ----
                                       Carrying            Estimated          Carrying          Estimated
                                        Amount             Fair Value          Amount           Fair Value
                                       --------            ----------         --------          ----------
Cash and cash equivalents           $   14,543,952    $    14,544,000    $    12,062,942    $    12,061,000
Interest-bearing time
  deposits in other financial
  institutions                                   -                  -          1,000,000          1,000,000
Securities available for sale           41,662,790         41,623,000         38,170,143         38,170,000
Securities held to maturity                      -                  -          3,984,338          3,709,000
FHLB stock                               6,307,600          6,308,000          5,511,300          5,511,000
Loans held for sale, net                 6,494,568          6,495,000          8,061,951          8,062,000
Loans receivable, net of
  allowance for loan losses            315,505,699        309,494,000        269,464,085        269,707,000
Accrued interest receivable              1,894,602          1,895,000          1,363,318          1,363,000
Mortgage servicing rights, net             611,013            611,000            412,000            412,000
Investment in limited

  partnership                            2,948,463          2,948,000          1,213,000          1,213,000
Noninterest bearing demand
  deposits                             (11,802,027)       (11,802,000)        (7,357,944)        (7,358,000)
Savings, NOW and MMDA
  deposits                             (56,568,936)       (56,569,000)       (52,409,560)       (52,410,000)
Other time deposits                   (171,023,260)      (171,023,000)      (141,639,885)      (141,314,000)
Securities sold under
  agreements to repurchase              (9,143,345)        (9,143,000)        (6,566,395)        (6,566,000)
FHLB advances                         (112,151,525)      (108,300,000)      (104,225,750)      (101,370,000)
Advances from borrowers
  for taxes and insurance               (2,115,832)        (2,116,000)        (2,111,183)        (2,111,000)


For purposes of the above disclosures of estimated fair value, the following assumptions were used as of September 30, 2000 and 1999. The estimated fair value for cash and cash equivalents and interest-bearing time deposits in other financial institutions are considered to approximate cost. The estimated fair value for securities available for sale and securities held to maturity, is based upon quoted market values for the individual securities or for equivalent securities. The estimated fair value for loans held for sale, net, is based on the price offered in the secondary market on September 30, 2000 and 1999 for loans having similar interest rates and maturities. The estimated fair value for loans receivable is based upon estimates of the difference in interest rates the Company would charge the borrowers for similar such loans with similar maturities made at September 30, 2000 and 1999, applied for an estimated time period until the loan is assumed to reprice or be paid. In addition, when computing the estimated fair value for loans receivable, the allowance for loan losses was subtracted from the calculated fair value for consideration of credit issues. The estimated fair value for FHLB stock, accrued interest receivable, mortgage servicing rights, investment in limited partnership, noninterest bearing demand deposits, savings, NOW and MMDA deposits and advances from borrowers for taxes and insurance is based upon their carrying value. The estimated fair value for other time deposits as well as securities sold under agreements to repurchase and FHLB advances is based upon estimates of the rate the Company would pay on such deposits or borrowings at September 30, 2000 and 1999, applied for the time period until maturity. The estimated fair value of other financial instruments and off-balance-sheet loan commitments approximate cost and are not considered significant to this presentation.

While these estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that were the Company to have disposed of such items at September 30, 2000 and 1999, the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. The estimated fair values at September 30, 2000 and 1999 should not necessarily be considered to apply at subsequent dates.

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

NOTE 16 - OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income (loss) components and related taxes were as follows:


                                                         2000              1999             1998
                                                         ----              ----             ----
Net change in net unrealized gains and losses
 on securities available for sale
   Unrealized gains (losses) arising during
     the year                                     $      (47,362)    $  (1,109,639)  $    (188,757)
   Reclassification adjustment for transfer
     of securities from held-to-maturity to
      available-for-sale                                (320,078)                -               -
   Reclassification adjustment for gains
     included in net income                               38,552            (3,803)         (7,673)
       Net change in net unrealized gains
         and losses on securities available
         for sale                                       (328,888)       (1,113,442)       (196,430)

Tax benefit                                             (130,272)         (441,036)        (77,805)

     Total other comprehensive income (loss)      $     (198,616)    $    (672,406)   $   (118,625)




NOTE 17 - SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                              --------------Year Ended September 30, 2000--------------
                                                            -----------------------------
                                                  1st            2nd             3rd            4th
(In thousands, except per share data)           Quarter        Quarter         Quarter        Quarter
                                                -------        -------         -------        -------
Interest income                               $     6,520    $     6,894    $     7,405     $     7,695

Interest expense                                    3,685          3,972          4,279           4,537
                                              -----------    -----------    -----------     -----------
Net interest income                                 2,835          2,922          3,126           3,158

Provision for loan losses                              75             80            190             761
                                              -----------    -----------    -----------     -----------
Net interest income after provision for loan
  losses                                            2,760          2,842          2,936           2,397

Noninterest income                                    358            295            569             623

Noninterest expense                                 2,010          1,978          2,160           2,124
                                              -----------    -----------    -----------     -----------
Income before income taxes                          1,108          1,159          1,345             896

Income tax expense                                    419            435            501             338
                                              -----------    -----------    -----------     -----------
Net income                                    $       689    $       724    $       844     $       558
                                              ===========    ===========    ===========     ===========
Basic earnings per common share               $       .49    $       .52    $       .62     $       .41
                                              ===========    ===========    ===========     ===========
Diluted earnings per common share             $       .48    $       .51    $       .61     $       .40
                                              ===========    ===========    ===========     ===========



                                              --------------Year Ended September 30, 1999--------------
                                                            -----------------------------
                                                  1st            2nd             3rd            4th
(In thousands, except per share data)           Quarter        Quarter         Quarter        Quarter
                                                -------        -------         -------        -------
Interest income                               $     5,960    $     5,957    $     6,075     $     6,262

Interest expense                                    3,626          3,589          3,608           3,625
                                              -----------    -----------    -----------     -----------
Net interest income                                 2,334          2,368          2,467           2,637

Provision for loan losses                              45             45             65              75
                                              -----------    -----------    -----------     -----------
Net interest income after provision for loan
  losses                                            2,289          2,323          2,402           2,562

Noninterest income                                    304            286            258             372

Noninterest expense                                 1,467          1,594          2,023           1,923
                                              -----------    -----------    -----------     -----------
Income before income taxes                          1,126          1,015            637           1,011

Income tax expense                                    463            421            272             429
                                              -----------    -----------    -----------     -----------
Net income                                    $       663    $       594    $       365     $       582
                                              ===========    ===========    ===========     ===========
Basic earnings per common share               $       .46    $       .42    $       .26     $       .42
                                              ===========    ===========    ===========     ===========
Diluted earnings per common share             $       .45    $       .40    $       .25     $       .41
                                              ===========    ===========    ===========     ===========



                            MFB CORP. AND SUBSIDIARY
                             DIRECTORS AND OFFICERS
                               September 30, 2000

--------------------------------------------------------------------------------
                      MFB CORP. AND MFB FINANCIAL DIRECTORS


M. Gilbert Eberhart (age 66) has served as Secretary of MFB Financial since 1987 and of MFB Corp. since inception. He is also a dentist based in Mishawaka.

Thomas F. Hums (age 67) served as President and Chief Executive Officer of MFB Financial from 1972 until September 1995. He also served as President and Chief Executive Officer of Mishawaka Financial Services, Inc. from 1975 until September 1995. He also served as President and Chief Executive Officer of MFB Corp. from inception until September 1995. He is the current Chairman of MFB Corp. and MFB Financial.

Jonathan E. Kintner (age 57) is an optometrist based in Mishawaka.

Michael J. Marien (age 53) is a Sales Representative with Signode Corporation, a division of ITW.

Marian K. Torian (age 79) is a past Chairman of MFB Corp. and of MFB Financial. She is a retired teacher from the School City of Mishawaka.

Charles J. Viater (age 46) has served as President and Chief Executive Officer of MFB Corp., MFB Financial and Mishawaka Financial Services, Inc. since September 1995. He previously served as Executive Vice President for Amity
Federal Savings Bank and Chief Financial Officer of Amity Bancshares, Inc. beginning in December 1990.

Reginald H. Wagle (age 58) has served as Vice President of Memorial Health Foundation since 1992. Until 1992, he was a free-lance political consultant and until 1991, he also served as District Director for the Office of United States Representative John P. Hiler, Third Congressional District of Indiana.

Christine A. Lauber (age 55) is a Certified Public Accountant in private practice in South Bend, Indiana.


                        MFB FINANCIAL EXECUTIVE OFFICERS

Charles J. Viater                                  Timothy C. Boenne
President and Chief Executive Officer*             Vice President and Controller

Donald R. Kyle                                     M. Gilbert Eberhart
Executive Vice President and                       Secretary*
Chief Operating Officer


* Holds same position with MFB Corp.

                            MFB CORP. AND SUBSIDIARY
                             SHAREHOLDER INFORMATION
                               September 30, 2000
--------------------------------------------------------------------------------
Market Information

The common stock of MFB Corp. is traded on the National Association of Securities Dealers Automated Quotation System, National Market System, under the symbol "MFBC." As of September 30, 2000, there were approximately 560 shareholders of record. The following table sets forth market price (based on daily closing prices) and dividend information for the Company's common stock for the periods indicated.

                                                              Dividend
Fiscal Quarters Ended           High Trade     Low Trade      Declared
---------------------           ----------     ---------      --------
December 31, 1998               $  23.00       $  18.00       $  .085
March 31, 1999                     23.00          21.50          .09
June 30, 1999                      22.25          21.25          .09
September 30, 1999                 22.00          19.75          .09
December 31, 1999                  20.00          15.50          .09
March 31, 2000                     17.625         15.25          .095
June 30, 2000                      17.00          16.00          .095
September 30, 2000                 19.75          15.75          .095



Transfer Agent and Registrar
            Registrar and Transfer Co.
            10 Commerce Drive
            Cranford, NJ 07016


Special Counsel
            Barnes & Thornburg
            1313 Merchants Company Building
            11 South Meridian Street
            Indianapolis, IN. 46204

Independent Auditors
            Crowe, Chizek and Company LLP
            330 East Jefferson Blvd.
            South Bend, IN 46601




Shareholder and General Inquiries

The Company is required to file an Annual Report on Form 10-K for its fiscal year ended September 30, 2000 with the Securities and Exchange Commission. Copies of this annual report may be obtained without charge upon written request to:

                  Charles J. Viater
                  President and Chief Executive Officer
                  MFB Corp.
                  121 South Church Street
                  PO Box 528
                  Mishawaka, IN 46546

Office Locations

  Main Office                Branch Office               Branch Office
  121 S. Church St.          411 W. McKinley Ave.        25990 County Road 6
  Mishawaka, IN 46544        Mishawaka, IN 46545         Elkhart, IN 46514

  Branch Office              Branch Office               Branch Office
  402 W. Cleveland Rd.       2427 Mishawaka Ave.         2304 Lincolnway East
  Mishawaka, IN 46545        South Bend, IN 46615        Goshen, IN 46526

  Branch Office
  100 E. Wayne Street
  Suite 150
  South Bend, IN. 46601