Form 10-K, Exhibit 13
period 2001-09-30
MFB CORP
filed 2001-12-26
CIK 916396

Exhibit 13
                                                                      ----------

                                  MFB FINANCIAL


                               Table of Contents


Letter to Shareholders ....................................................    1
Selected Consolidated Financial Data ......................................    2
Management's Discussion and Analysis ......................................    3
Report of Independent Auditors ............................................   17
Consolidated Balance Sheets ...............................................   18
Consolidated Statements of Income .........................................   19
Consolidated Statements of Shareholders' Equity ...........................   20
Consolidated Statements of Cash Flows .....................................   21
Notes to Consolidated Financial Statements ................................   23
Directors and Officers ....................................................   43
Shareholder Information ...................................................   44


DESCRIPTION OF BUSINESS

MFB Corp. is an Indiana unitary savings and loan holding company organized in 1993, and parent company of its wholly owned bank subsidiary, MFB Financial (the "Bank"). MFB Corp. and the Bank (collectively referred to as the "Company") conduct business from their main office in Mishawaka, Indiana, and six branch locations in St. Joseph and Elkhart Counties of Indiana. The Bank offers a variety of lending, deposit, trust and other financial services to its retail and commercial customers. The Bank's wholly-owned subsidiary, Mishawaka Financial Services, Inc., offers general property, casualty and life insurance to customers in the Bank's market area.

Message To Our Shareholders


     On behalf of the Board of Directors, our management team and all the employees of MFB Corp. ("the Company") and it's subsidiary, MFB Financial ("the Bank"), it is my pleasure to provide you with our Annual Report for the fiscal year ended September 30, 2001.

     This has been another significant year of progress for the Bank. We continued to grow our core business and our presence in the community. The Bank surpassed $400 million in total assets for the first time in our 112 year history even as signs of an impending economic slowdown began to appear. Core deposit relationships continued to grow and represented nearly $87 million or 35% of total deposits by year end, a level never before achieved. Non-interest income grew $919,000 from last year--an impressive 50% increase. This increase was driven by the success of two important elements of the Company's strategy. First, the commitment to our mortgage banking operation that generated over $1 million in gains on the sale of loans during the year and secondly, our efforts to grow fee income by providing additional and better quality services to all the clients we service.

     The Company generated net income of $1.9 million ($1.38 diluted earnings per share) during the year despite absorbing an additional $1.8 million ($.79 diluted earnings per share after taxes) to the loan loss reserve necessitated by the untimely bankruptcy filing of a commercial loan customer. Nonetheless, book value per common share outstanding grew to $25.72, another all-time high and the Company increased the annual dividend rate to 39.5 cents per share, the fifth increase in as many years. The market value of the Company's shares increased from $17.38 per share to $19.15 per share during the year. This was an impressive increase of 10.2%, especially given the overall performance of virtually every major market index during the same period.

     By most accounts, our economy was on the brink of a recession by the middle of the year. That was followed by the tragic events of September 11th. For the first time since the early 1990's we were clearly in the throws of a significant economic downturn. Many local businesses have been impacted by the slowdown. As a result we redoubled our efforts to control and monitor asset quality as we move into uncertain and uncharted economic waters. We will remain vigilant and steadfast in our commitment to maintain asset quality that rivals our industry peers.

     Our core earnings capacity continues to improve and will result in enhanced long term shareholder value--a cornerstone in the foundation of our company. We invite you to review the pages that follow and reiterate our commitment to grow the value of your investment.



                                        /s/ Charles J. Viater
                                        -------------------------------------
                                        Charles J. Viater
                                        President and Chief Executive Officer

Selected Consolidated Financial Data

     The following selected consolidated financial data of MFB Corp. and its subsidiary is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements, including notes thereto, included elsewhere in this Annual Report.


                                                       At September 30,
                                   --------------------------------------------------------------------
                                                        (In Thousands)
                                           2001          2000          1999         1998        1997
                                        ---------     ---------     ---------    ---------    ---------
Summary of Financial Condition:
Total assets                            $ 413,084     $ 396,003     $ 346,454    $ 314,961    $ 255,921
Loans receivable                          311,613       317,178       270,102      232,060      188,634
Allowance for loan losses                   4,632         1,672           638          454          370
Loans held for sale, net                    3,074         6,495         8,062       13,517       12,671
Cash and cash equivalents                  34,223        14,544        12,062       17,904        9,482
Securities, including FHLB stock           54,167        47,930        47,666       46,456       42,028
Deposits                                  245,179       239,394       201,407      180,666      171,887
Securities sold under
   agreements to repurchase                11,022         9,143         6,566        2,366          389
FHLB advances                             119,685       112,152       104,226       92,726       47,500
Shareholders' equity                       34,380        32,514        31,182       30,886       33,550




                                                             Years Ended September 30,
                                   --------------------------------------------------------------------
                                                                  (In Thousands)
                                           2001          2000          1999         1998        1997
                                        ---------     ---------     ---------    ---------    ---------
Summary of Operating Results:

Interest income                         $  29,977     $  28,514     $  24,254    $  20,838    $  17,685
Interest expense                           17,972        16,473        14,448       12,204       10,157
                                        ---------     ---------     ---------    ---------    ---------
 Net interest income                       12,005        12,041         9,806        8,634        7,528
Provision for loan losses                   3,097         1,106           230          120           30
                                        ---------     ---------     ---------    ---------    ---------
 Net interest income after
    provision for loan losses               8,908        10,935         9,576        8,514        7,498
Noninterest income
  Net gains from sales of loans             1,046           525           366          333         --
  Service charges on deposit accounts         735           541           293          192          113
  Trust fee income                            213           146            29         --           --
  Insurance commissions                       140           149           148          143          134
  Brokerage commissions                        29            13            28           36           24
  Net gain (loss) from sales
     of securities                            (52)          (41)            4            8            6
  Loan servicing fees, net                     32            82            54           12         --
  Other                                       621           430           298          240          148
                                        ---------     ---------     ---------    ---------    ---------
    Total noninterest income                2,764         1,845         1,220          964          425

Noninterest expense
  Salaries and employee benefits            4,944         4,668         3,847        3,414        2,772
  Occupancy and equipment expense           1,278         1,081           883          720          580
  Data processing expense                     516           443           380          385          281
  SAIF deposit insurance premium               47            62           109          108          147
  Provision to adjust loans held
    for sale to lower of cost
    or market                                --             123           489         --           --
  Other expense                             2,026         1,895         1,299          998          819
                                        ---------     ---------     ---------    ---------    ---------
    Total noninterest expense               8,811         8,272         7,007        5,625        4,599
                                        ---------     ---------     ---------    ---------    ---------
Income before income taxes                  2,861         4,508         3,789        3,853        3,324
                                        ---------     ---------     ---------    ---------    ---------
Income tax expense                            951         1,693         1,585        1,617        1,322
                                        ---------     ---------     ---------    ---------    ---------
         Net income                     $   1,910     $   2,815     $   2,204    $   2,236    $   2,002
                                        =========     =========     =========    =========    =========
Supplemental Data:
Basic earnings per common share         $    1.42     $    2.04     $    1.56    $    1.44    $    1.21
Diluted earnings per common share       $    1.38     $    2.00     $    1.51    $    1.37    $    1.16
Dividends declared per common share     $    .395     $    .375     $    .355    $    .335    $     .32
Book value per common share             $   25.72     $   23.93     $   21.96    $   20.95    $   20.33
Return on assets (1)                          .47%          .75%          .66%         .80%         .84%
Return on equity (2)                         5.75          8.88          6.97         6.69         5.83
Interest rate spread (3)                     2.64          2.88          2.57         2.54         2.49
Net yield on average
   interest-earning assets (4)               3.07          3.33          3.01         3.17         3.24
Dividend pay-out ratio (5)                  27.82         18.38         22.76        23.26        26.45
Equity-to-assets (6)                         8.32          8.21          9.00         9.81        13.11
Non-performing assets
   to total assets                            .67           .02           .06          .09          .10
Non-performing loans
   to total loans                             .89           .02           .03          .05          .14
Allowance for loan
   losses to total loans                     1.49           .53           .24          .20          .20

(1)  Net income divided by average total assets.

(2)  Net income divided by average total equity.

(3) Interest rate spread is calculated by subtracting average interest rate cost from average interest rate earned.

(4)  Net interest income divided by average interest-earning assets.

(5)  Dividends declared per share divided by basic earnings per share.

(6)  Total equity divided by total assets.



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

     Interest income is a function of the balances of loans and investments outstanding during a given period and the yield earned on such loans and investments. Interest expense is a function of the amount of deposits and borrowings outstanding during the same period and interest rates paid on such deposits and borrowings. The Company's earnings are also affected by the Bank's provisions for loan losses, service charges, fee income, gains from sales of loans, retained mortgage loan servicing fees, income from subsidiary activities, operating expenses and income taxes.

COMPARISON OF FISCAL YEARS ENDED SEPTEMBER 30, 2001 AND 2000

Results Of Operation

     Consolidated net income for the Company for the year ended September 30, 2001 was $1.9 million or $1.38 diluted net income per common share compared to $2.8 million or $2.00 diluted net income per common share for the same period in 2000. The decline in net income for the comparable periods was primarily attributable to a significantly larger provision for loan losses in 2001 partially offset by increased noninterest income.


[GRAPH OMITTED]

DILUTED EARNINGS PER SHARE

                                           Diluted
                                             EPS
                                           --------

                        9/30/1997          $1.16
                        9/30/1998          $1.37
                        9/30/1999          $1.51
                        9/30/2000          $2.00
                        9/30/2001          $1.38        $2.17*

* Diluted Earnings per Share restated excluding the effect of an additional $1.8 million provision to the Loan Loss Reserve during the first quarter, 2001


     Net interest income totaled $12.00 million for the year ended September 30, 2001 compared to $12.04 million for the same period one year ago. The slight decrease in net interest income from last year was due to average rate decreases in interest-earning assets and average rate increases on interest-bearing liabilities exceeding the increases to net interest income due to the net growth in volume of those assets and liabilities. Due to overall interest rate decreases throughout the year, the yield on interest-earning assets decreased 23 basis points from 7.89% in 2000 to 7.66% in 2001. The average interest rate paid on interest-bearing liabilities increased one basis point to 5.02% during the same period, and as a result, the interest rate spread decreased 24 basis points from 2.88% to 2.64% in 2001. Interest income increased $1.46 million during the year ended September 30, 2001 compared to the same period in 2000. The increase was primarily due to increased volumes of loans receivable during the year, particularly commercial and consumer loans, and additional earnings derived from deposits in other financial institutions. Interest expense increased $1.50 million reflecting the growth in deposits and borrowed funds.

     The provision for loan losses is determined in conjunction with management's review and evaluation of current economic conditions, changes in the character and size of the loan portfolio, delinquencies (current status as well as past and anticipated trends) and adequacy of collateral securing delinquencies, historical and estimated net charge-offs and other pertinent
information.   During  the  fiscal  year  ended  September  30,  2001  the  Bank experienced significant growth in the commercial loan portfolio. The Bank recorded an additional $1.8 million ($1.1 million after tax) to the loan loss reserves in the quarter ended December 31, 2000 as a result of a chapter 11 bankruptcy filing by a commercial borrower. Based on these factors, the provision for loan losses increased from $1.1 million for the year ended September 30, 2000 to $3.1 million for the year ended September 30, 2001. The Bank continues to improve its loan review and risk assessment procedures giving particular consideration to the loss risks related to the growing commercial loan portfolio, and the risk of loss for $8.9 million of loans classified as impaired at the end of the year.

     Noninterest income increased from $1.8 for the year ended September 30, 2000 to $2.8 million for the twelve months ended September 30, 2001. The noninterest income increases are primarily due to fees generated from the increasing number of core deposit relationships, income generated from the Bank's trust department and net realized gains from loan sales. The decline in the overall interest rate environment resulted in a significant increase in loan originations and subsequent loan sales.

     Noninterest expense increased from $8.3 million to $8.8 million for the comparable twelve month periods ending September 30. These noninterest expense increases are primarily attributable to staffing increases and expenses incurred in the offering of additional services to the Bank's customers.

Balance Sheet Composition

     Cash and cash equivalents increased $19.7 million from $14.5 million as of September 30, 2000 to $34.2 million as of September 30, 2001. The increase was attributable to the investment of excess cash in interest-bearing deposits with other financial institutions totaling $27.0 million at September 30, 2001. Net cash provided by operating activities and financing activities amounted to $7.6 million and $13.6 million, respectively, and was partially offset by net cash used in investing activities of $1.5 million.

     As of September 30, 2001, the total securities portfolio amounted to $47.9 million, an increase of $6.3 million from $41.6 million at September 30, 2000. The securities portfolio activity included security purchases of $75.4 million, security maturities and sales totaling $63.5 million, principal payments on mortgage-backed and related securities of $7.5 million and a $1.6 million increase in the market value of securities available for sale.

[GRAPH OMITTED]

ASSET MIX

Cash and Investments                                        89891      21.76%
Other Assets                                                13138       3.18%
Mortgage                                                   163642      39.61%
Construction                                                18659       4.52%
Home Equiity and Second Mortgages                           20275       4.91%
Commercial                                                 100942      24.44%
Consumer and Other                                           6536       1.58%
                                                           ------
                                                           413083


     As of September 30, 2001, net loans receivable were $307.0 million, a decrease of $8.5 million from $315.5 million as of September 30, 2000. Commercial loans outstanding increased by $14.5 million from $91.1 million at September 30, 2000 to $105.6 million at September 30, 2001. Consumer loan receivables, which include home equity term loans and lines of credit, increased $1.8 million to $26.8 million while residential mortgage loans receivables decreased $21.9 million to $180.2 million at September 30, 2001. However, loans originated for sale for the year ended September 30, 2001 grew to $53.9 million from $20.3 million in the prior year. Diversification of the asset mix in the balance sheet will continue to be a focus to improve profit margins, control margin volatility and to appeal to a broader range of customers and potential customers. The Company continues to build on its reputation as a quality local lender satisfying the market's desire for local service and local decision making.

     During the year ended September 30, 2001, the Company completed secondary market mortgage loan sales totaling $57.7 million and the net gains realized on these loan sales were $1.05 million, including $604,000 related to recording mortgage loan servicing rights. At September 30, 2001, $3.1 million of loans were classified as loans held for sale. The loans sold during the year ended September 30, 2001 were fixed rate mortgage loans with maturities of fifteen years or longer. The sale of loan production serves as a source of additional liquidity and management anticipates that the Company will continue to deliver fixed rate loans to the secondary market to meet consumer demand, manage interest rate risk, and diversify the asset mix of the Company. Adjustable rate loans often provide rates of return that are generally superior to other investments that carry similar terms to repricing. These loans will continue to be marketed and retained in the Bank's portfolio.


[GRAPH OMITTED]

DEMAND, NOW, SAVING AND MMDA
(Core Deposits)
(in millions)

                                                     Growth
                                                     ------

                        9/30/1997                    $40.2
                        9/30/1998                    $45.1
                        9/30/1999                    $59.8
                        9/30/2000                    $68.4
                        9/30/2001                    $87.0


     Total deposits increased $5.8 million to $245.2 million as of September 30, 2001 from $239.4 million as of September 30, 2000. Core deposits consisting of demand, NOW, savings and MMDA accounts increased from $68.4 million to $87.0 million from September 30, 2000 to September 30, 2001. Securities sold under agreements to repurchase increased from $9.1 million to $11.0 million during the comparable periods. Federal Home Loan Bank ("FHLB") advances also increased from $112.2 million as of September 30, 2000 to $119.7 million as of September 30, 2001. The growth in deposits, repurchase agreements and FHLB borrowings primarily funded the increase in securities and interest-bearing deposits held in other financial institutions during the year.

     Total shareholders' equity increased from $32.5 million as of September 30, 2000 to $34.4 million as of September 30, 2001. The increases to equity resulted mainly from $1.9 million in net income and a $961,000 adjustment to reflect the increase in the market value of securities available for sale, net of tax, offset by treasury stock transactions at a cost of $517,000 and cash dividend payments of $533,000. The book value of MFB Corp. common stock, based on the actual number of shares outstanding, increased from $23.93 at September 30, 2000 to $25.72 at September 30, 2001.


[GRAPH OMITTED]

LIABILITY AND EQUITY MIX

Non-Interest Bearing Deposits                               13895       3.36%
Savings, DDA & MMDA Deposits                                73082      17.69%
Other Time Deposits                                        158202      38.30%
Repurchase Agreements                                       11021       2.67%
FHLB Advances                                              119685      28.97%
Other Liabilities                                            2818       0.68%
Stockholders' Equity                                        34380       8.32%
                                                           ------
                                                           413083


COMPARISON OF FISCAL YEARS ENDED SEPTEMBER 30, 2000 AND 1999

Results Of Operation

     Consolidated net income for the Company for the year ended September 30, 2000 was $2.8 million or $2.00 diluted net income per common share compared to $2.2 million or $1.51 diluted net income per common share for the same period in 1999.

     Net interest income totaled $12.0 million for the year ended September 30, 2000 compared to $9.8 million for the same period one year ago. The increase in net interest income was due to increases in both the volume and rates of interest-earning assets which was offset by increases in the volume of interest-bearing liabilities and rates paid on those liabilities. The yield on interest-earning assets increased 43 basis points from 7.46% in 1999 to 7.89% in 2000, while the average rate paid on interest-bearing liabilities increased 12 basis points from 4.89% to 5.01% during the same period. As a result, the interest rate spread increased 31 basis points from 2.57% in 1999 to 2.88% in 2000. Interest income increased $4.3 million during the year ended September 30, 2000 compared to the same period in 1999. The increase was primarily due to increased volumes of loans receivable, particularly commercial and consumer loans. Interest expense increased $2.0 million reflecting the growth in deposits and borrowed funds.

     Management increased the provision for loan and lease losses from $230,000 for the year ended September 30, 1999 to $1.1 million for the year ended September 30, 2000. A substantial portion of this increase was recorded in the quarter ended September 30, 2000 as management expanded its procedures to evaluate the adequacy of the allowance for loan losses, giving stronger consideration to the commercial loss experience of its peer group, as the Company did not yet have an established loss history is its own. Management gave particular consideration to the loss risks related to the growing commercial loan portfolio, and the risk of loss for $1.7 million of loans classified as impaired during the quarter. Total commercial loans at September 30, 2000 were $91.1 million compared to $47.4 million at September 30, 1999, a 92.2% increase.

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

Balance Sheet Composition

     Cash and cash equivalents increased $2.4 million from $12.1 million as of September 30, 1999 to $14.5 million as of September 30, 2000. Net cash provided by operating activities and financing activities amounted to $7.6 million and $46.8 million, respectively, and was partially offset by net cash used in investing activities of $52.0 million.

     As of September 30, 2000, the total securities portfolio amounted to $41.6 million, a decrease of $0.6 million from $42.2 million at September 30, 1999. The securities portfolio activity included net security purchases of $7.0 million, security maturities totaling $1.6 million, principal payments on mortgage-backed and related securities of $5.6 million and a $329,000 decrease in the market value of securities available for sale.

     As of September 30, 2000, net loans receivable were $315.5 million, an increase of $46.0 million from the $269.5 million as of September 30, 1999. In addition to the increase in commercial loans outstanding, residential mortgage loans and home equity loans outstanding increased by $1.7 million during the year ended September 30, 2000. Consumer loans outstanding also increased by $1.6 million from $4.5 million at September 30, 1999 to $6.1 million at September 30, 2000. Management believes the growth in all lending categories is partly attributed to the Company's reputation as a quality local lender satisfying the market's desire for local service and local decision making.

     During the year ended September 30, 2000, the Company completed secondary market mortgage loan sales totaling $24.7 million and the net gains realized on these loan sales were $525,000, including $235,000 related to recording mortgage loan servicing rights. At September 30, 2000, $6.5 million of loans were classified as loans held for sale. The loans sold during the year ended September 30, 2000 were fixed rate mortgage loans with maturities of fifteen years or longer. Management, in order to meet consumer demand, anticipates that the Company will continue to deliver fixed rate loans to the secondary market manage interest rate risk and to diversify the asset mix of the Company.

     Total deposits increased $38.0 million to $239.4 million as of September 30, 2000 from $201.4 million as of September 30, 1999, and securities sold under agreements to repurchase increased from $6.6 million to $9.1 million during the comparable periods. Federal Home Loan Bank ("FHLB") advances also increased from $104.2 million as of September 30, 1999 to $112.2 million as of September 30, 2000. These increases in deposits, repurchase agreements and FHLB borrowings primarily funded the loan growth during the year. The Bank will continue to focus on growth of core deposit account relationships. FHLB advances can be a less expensive alternative than a like term certificate of deposit, can improve the bank's interest rate risk profile, and will be utilized as necessary to fund loan demand.

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

ASSET/LIABILITY MANAGEMENT

     The Company is subject to interest rate risk to the extent that its interest-bearing liabilities, primarily deposits and Federal Home Loan Bank
(FHLB) advances with short and medium-term maturities, reprice more rapidly, or at different rates than its interest-earning assets.

     A key  element of the  Company's  asset/liability  plan is to  protect  net earnings by managing the maturity or repricing mismatch between its interest-earning assets and rate-sensitive liabilities. The Company has sought to reduce exposure to its earnings through the use of adjustable rate loans and through the sale of fixed rate loans in the secondary market, and by extending funding maturities through the use of FHLB advances.

     As part of its efforts to monitor and manage interest rate risk, the Company uses the Net Portfolio Value ("NPV") methodology adopted by the Office of Thrift Supervision as part of its capital regulations. In essence, this approach calculates the difference between the present value of expected cash flows from assets and the present value of expected cash flows from liabilities, as well as cash flows from off-balance-sheet contracts. The difference is the NPV which was 8.83% as of June 30, 2001, (the most recently available data). Management and the Board of Directors review the OTS measurements on a quarterly basis to determine whether the Company's interest rate exposure is within the limits established by the Board of Directors in the Company's interest rate risk policy.

     The Company's asset/liability management strategy dictates acceptable limits on the amounts of change in NPV given certain changes in interest rates. The tables presented here, as of June 30, 2001 and 2000, are an analysis of the Company's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 300 basis points.


                                        June 30, 2001
   Change in                            -------------                   NPV as % of Portfolio
 Interest Rates                                                             Value of Assets
    In Basis               Net Portfolio Value                          ----------------------
    Points                 -------------------                          NPV
 (Rate Shock) (1)       $ Amount        $ Change        % Change        Ratio       Change (1)
----------------------------------------------------------------------------------------------
                                       (Dollars in Thousands)
    +300                $ 23,394        $(14,281)          (38)%        5.77%        (306)bp
    +200                  29,361          (8,315)          (22)         7.11         (172)bp
    +100                  34,180          (3,496)           (9)         8.13          (70)bp
       0                  37,676                                        8.83
    (100)                 38,299             623             2          8.88            5 bp
    (200)                 36,818            (858)           (2)         8.46          (37)bp
    (300)                 34,298          (3,378)           (9)         7.81         (102)bp

(1) Expressed in basis points

     As illustrated in the June 30, 2001 table, the Company's interest rate risk is more sensitive to rising rates than declining rates. This occurs primarily because, as rates rise, the market value of fixed-rate loans declines due to both the rate increases and slowing prepayments. When rates decline, the Company does not experience a significant rise in market value for these loans because borrower prepayments increase. The value of the Bank's deposits and borrowings change in approximately the same proportion in rising and falling rate scenarios. Specifically, the table indicates that, at June 30, 2001, the Company's NPV was $37.7 million or 8.83% of the market value of portfolio assets. Based upon the assumptions utilized, an immediate 200 basis point increase in market interest rates would result in a $8.3 million or 22% decline in the Company's NPV and would result in a 172 basis point or 19.5% decline in the Company's NPV ratio to 7.11%. Conversely, an immediate 200 basis point decrease in market interest rates would result in only a $858,000 or 2% decrease in the Company's NPV, and only a 37 basis point or 4.2% decrease in the Company's NPV ratio to 8.46%.


                                        June 30, 2000
   Change in                            -------------                   NPV as % of Portfolio
 Interest Rates                                                             Value of Assets
    In Basis               Net Portfolio Value                          ----------------------
    Points                 -------------------                          NPV
 (Rate Shock) (1)       $ Amount        $ Change        % Change        Ratio       Change (1)
----------------------------------------------------------------------------------------------
                                       (Dollars in Thousands)
   +300                 $23,139         $(15,799)        (41)%          6.31%    (361) bp
   +200                  28,608          (10,330)        (27)           7.62     (230) bp
   +100                  34,016           (4,922)        (13)           8.86     (106) bp
   0                     38,938                                         9.92
   (100)                 42,796            3,858          10           10.70        78 bp
   (200)                 44,350            5,412          14           10.95       103 bp
   (300)                 45,337            6,399          16           11.06       114 bp

(1) Expressed in basis points

     As illustrated in the June 30, 2000 table, the Company had greater interest rate sensitivity to rising rates over declining rates than for the period ended June 30, 2001. Specifically, the table indicates that, at June 30, 2000, the Company's NPV was $38.9 million or 9.92% of the market value of portfolio assets. Based upon the assumptions utilized, an immediate 200 basis point increase in market interest rates would result in a $10.3 million or 27% decline in the Company's NPV and would result in a 230 basis point or 23.2% decline in the Company's NPV ratio to 7.62%. Conversely, an immediate 200 basis point decrease in market interest rates would result in a $5.4 million or 14% increase in the Company's NPV, and a 103 basis point or 10.4% increase in the Company's NPV ratio to 10.95%.

     In addition to monitoring selected measures of NPV, management also monitors effects on net interest income resulting from increases or decreases in rates. This process is used in conjunction with NPV measures to identify excessive interest rate risk. In managing its asset/liability mix, the Company, depending on the relationship between long and short term interest rates, market conditions and consumer preference, may place somewhat greater emphasis on maximizing its net interest margin than on strictly matching the interest rate sensitivity of its assets and liabilities. Management believes that the increased net income which may result from an acceptable mismatch in the actual maturity or repricing of its asset and liability portfolios can, during periods of declining or stable interest rates, provide sufficient returns to justify the increased exposure to sudden and unexpected increases in interest rates which may result from such a mismatch. Management believes that the Company's level of interest rate risk is acceptable under this approach as well.

     In evaluating the Company's exposure to interest rate movements, certain shortcomings inherent in the method of analysis presented in the foregoing table must be considered. For example, although certain assets and liabilities may have similar maturities or repricing periods, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in interest rates. Additionally, certain assets, such as adjustable rate mortgages (ARM's), have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a significant change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed above. Finally, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase. The Company considers all of these factors in monitoring its exposure to interest rate risk.

     The Board of Directors and management of the Company believe that certain factors afford the Company the ability to operate successfully despite its exposure to interest rate risk. The Company manages its interest rate risk by originating adjustable rate loans and by selling a portion of its fixed rate one-to-four family real estate loans. While the Company generally originates loans for its own portfolio, sales of certain fixed rate first mortgage loans with maturities of 15 years or greater are currently undertaken to manage interest rate risk. Loans classified as held for sale as of September 30, 2001 totaled $3.1 million. The Company retains the servicing on loans sold in the secondary market and, at September 30, 2001, $91.7 million in such loans were being serviced for others.

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

AVERAGE BALANCE SHEETS

The following are the average balance sheets for the years ended September 30:


                                             2001          2000         1999
--------------------------------------------------------------------------------
                                           Average       Average       Average
                                         Outstanding   Outstanding   Outstanding
                                           Balance       Balance       Balance
--------------------------------------------------------------------------------
                                                       (In Thousands)
Assets:

Interest earning assets:
 Interest-bearing deposits                $  18,422    $   4,536    $  11,983
 Securities (1)                              28,589       25,576       17,347
 Mortgage-backed securities (1)              19,707       19,191       30,461
 FHLB stock                                   6,308        5,853        5,453
 Loans held for sale (2)                        293        3,837       15,571
 Loans receivable (3)                       317,217      300,717      244,132
                                          ---------    ---------    ---------
     Total interest-earning assets          390,536      359,710      324,947
Noninterest-earning assets, net
  of allowance for loan losses               17,354       17,335       11,246
                                          ---------    ---------    ---------
     Total assets                         $ 407,890    $ 377,045    $ 336,193
                                          =========    =========    =========


Liabilities and shareholders' equity:
Interest-bearing liabilities:
 Savings accounts                         $  15,946    $  15,218    $  12,277
 NOW and money market accounts               51,520       40,583       36,422
 Certificates of deposit                    167,519      156,855      137,734
 Repurchase agreements                        8,416        7,718        3,892
 FHLB advances                              114,903      108,759      104,894
                                          ---------    ---------    ---------
     Total interest-bearing
        liabilities                         358,304      329,133      295,219
Other liabilities                            16,333       16,222        9,351
                                          ---------    ---------    ---------
     Total liabilities                      374,637      345,355      304,570
Shareholders' equity:
 Common stock                                13,077       13,065       12,933
 Retained earnings                           28,227       26,541       24,550
 Net unrealized gain (loss) on
   securities available for sale               (434)        (921)         213
 Less common stock acquired by:
     Employee stock ownership plan             --           (131)        (352)
     Recognition and retention plan            --           --            (11)
 Treasury stock                              (7,617)      (6,864)      (5,710)
                                          ---------    ---------    ---------
 Total shareholders' equity                  33,253       31,690       31,623
                                          ---------    ---------    ---------
 Total liabilities and
   shareholders' equity                   $ 407,890    $ 377,045    $ 336,193
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


                                        Year ended September 30,
                                        ------------------------
                                        2001     2000     1999
                                        ------------------------
Average interest rate earned on:
  Interest-bearing deposits              5.03%   6.39%   5.12%
  Securities (1)                         6.11    6.71    5.96
  Mortgage-backed securities (1)         6.26    6.60    5.99
  FHLB stock                             7.86    8.13    8.00
  Loans held for sale                    7.17    7.48    7.01
  Loans receivable                       8.04    8.11    7.88
      Total interest-earning assets      7.66    7.89    7.46
Average interest rate of:
  Savings accounts                       2.25    2.44    2.39
  NOW and money market accounts          2.42    2.60    2.75
  Certificates of deposit                5.65    5.48    5.29
  Repurchase agreements                  3.47    3.89    3.80
  FHLB advances                          5.75    5.65    5.45
      Total interest-bearing
        liabilities                      5.02    5.01    4.89

Interest rate spread (2)                 2.64    2.88    2.57
Net yield on interest-earning
        assets (3)                       3.07    3.33    3.01


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

     The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected the Company's consolidated interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in rate (i.e., changes in rate multiplied by old volume) and (2) changes in volume (i.e., changes in volume multiplied by old rate).

Year ending September 30, 2001
compared to year  ended            Total Net   Due to    Due to
September 30, 2000                  Change      Rate     Volume
                                   ---------  -------    ------
                                            (In Thousands)

Interest-earning assets:
   Interest-bearing deposits       $   637    $   (74)   $   711
   Securities                           20       (166)       186
   Mortgage-backed securities          (81)       (66)       (15)
   FHLB stock                           20        (16)        36
   Loans held for sale                (266)       (12)      (254)
   Loans receivable                  1,133       (195)     1,328
                                   ---------  -------    ------
       Total                         1,463       (529)     1,992
Interest-bearing liabilities:
   Savings accounts                    (13)       (30)        17
   NOW and money market accounts       192        (77)       269
   Certificates of deposit             866        269        597
   Repurchase agreements                (8)       (34)        26
   FHLB advances                       462        110        352
                                   ---------  -------    ------
       Total                         1,499        238      1,261
                                   ---------  -------    ------
Change in net interest income      $   (36)   $  (767)   $   731
                                   =========  =======    =======


Year ending September 30, 2000
compared to year ended             Total Net   Due to    Due to
September 30, 1999                  Change      Rate     Volume
                                   ---------  -------    ------
                                          (In Thousands)

Interest-earning assets:
   Interest-bearing deposits       $  (323)   $   126    $  (449)
   Securities                          713        146        567
   Mortgage-backed securities         (508)       171       (679)
   FHLB stock                           40          8         32
   Loans held for sale                (804)        18       (822)
   Loans receivable                  5,142        551      4,591
                                   ---------  -------    ------
       Total                         4,260      1,020      3,240
Interest-bearing liabilities:
   Savings accounts                     77          5         72
   NOW and money market accounts        54        (56)       110
   Certificates of deposit           1,315        274      1,041
   Repurchase agreements               152          3        149
   FHLB advances                       427        212        215
                                   ---------  -------    ------
       Total                         2,025        438      1,587
                                   ---------  -------    ------
Change in net interest income      $ 2,235    $   582    $ 1,653
                                   =========  =======    =======

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

     Liquid assets were $83.6 million as of September 30, 2001 compared to $56.2 million as of September 30, 2000. This $27.4 million increase was due to a $19.7 million increase in cash and cash equivalents, a $1.5 million increase in time deposits held in other financial institutions, and a $6.2 million increase in securities available for sale. The sale of fixed rate loan production throughout the year, along with the growth in deposits, FHLB advances and other borrowings has provided the source of additional liquidity. Management believes the liquidity level as of September 30, 2001 is sufficient to meet anticipated liquidity needs.

     The cash flow statements provide an indication of the Company's sources and uses of cash as well as an indication of the ability of the Company to maintain an adequate level of liquidity. A discussion of the changes in the cash flow statements for the years ended September 30, 2001, 2000 and 1999 follows.

     During the year ended September 30, 2001, net cash and cash equivalents increased $19.7 million from $14.5 million at September 30, 2000 to $34.2 million at September 30, 2001.

     The Company experienced a net increase in cash from operating activities of $7.6 million during the year that was primarily attributable to the net income of $1.9 million and proceeds of $57.7 million realized from the sale of mortgage loans, offset by the origination of $53.9 million of loans held for sale. The Bank continues to originate, sell and deliver all fixed rate, owner-occupied residential mortgage loans on a "Best Efforts" delivery program basis. This program allows the Bank to commit loans for delivery to investors at prices that are determined prior to loan approval. In the event that loans are not closed and therefore not delivered, the Bank incurs no penalty. The strategy reduces interest rate risk exposure by minimizing the volume of loans closed and carried in the held for sale loan portfolio.

     The $1.5 million decrease in cash from investing activities for the year ended September 30, 2001 was primarily related to investment security purchases exceeding maturities and sales by $11.9 million, $1.5 million of time deposit purchases, and $1.0 million of fixed asset purchases, offset by principal loan payments exceeding loan originations of $5.4 million and $7.5 million of mortgage-backed securities principal payments.

     Financing activities generated net cash of $13.6 million for the year ended September 30, 2001. The net cash was provided primarily from net deposit increases of $5.8 million, $7.5 million in net new borrowed funds, and increases of $1.9 million in repurchase agreements, partially offset by the use of $647,000 to repurchase the Company's stock and $533,000 in cash dividends paid during the year.

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

     As of September 30, 2001 management is not aware of any current recommendations by regulatory authorities which, if they were to be implemented, would have, or are reasonably likely to have, a material adverse effect on the Company's liquidity, capital resources or operations.

NEW ACCOUNTING PRONOUNCEMENT

     On October 1, 2000, the Company adopted Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"), "Accounting for Derivative Instruments and Hedging Activities", as amended. SFAS 133 establishes accounting and reporting standards for derivative instruments and for hedging activities and requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on the intended use of the derivative and its resulting designation. The adoption is not significant to the consolidated financial statements of the Company during the year and at September 30, 2001.

IMPACT OF INFLATION

     The audited consolidated financial statements presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America. These principles require measurement of financial position and operating results in terms of historical dollars (except for securities available for sale which are reported at fair market value and loans held for sale which are reported at the lower of cost or estimated market value in the aggregate), without considering changes in the relative purchasing power of money over time due to inflation.

     The primary assets and liabilities of the Bank are monetary in nature. As a result, interest rates have a more significant impact on the Company's performance than the effects of general levels of inflation. Interest rates can be affected by inflation, however, do not necessarily move in the same direction or with the same magnitude as the indexes that measure inflation.

     In periods of rapidly changing interest rates, the liquidity and maturity structures of the Company's assets and liabilities are critical to the maintenance of acceptable performance levels. For a discussion of the Company's continuing efforts to reduce its vulnerability to changes in interest rates, see "Asset/Liability Management."

     The principal effect of inflation, as distinct from levels of interest rates, on earnings is in the area of noninterest expense. Such expense items as employee compensation, employee benefits, and occupancy and equipment costs may be subject to increases as a result of inflation. Although difficult to measure, an additional effect of inflation is the possible increase in the dollar value of the collateral securing loans made by the Bank.

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

     The Company does not undertake, and specifically disclaims any obligation, to update any forward looking statements to reflect occurrences or unanticipated events or circumstances after the date of such statements..

                         Report of Independent Auditors



Board of Directors and Shareholders
MFB Corp.
Mishawaka, Indiana

     We have audited the accompanying consolidated balance sheets of MFB Corp. and Subsidiary as of September 30, 2001 and 2000 and the related consolidated statements of income, shareholders' equity and cash flows for the years ended September 30, 2001, 2000 and 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MFB Corp. and Subsidiary as of September 30, 2001 and 2000, and the results of their operations and their cash flows for the years ended September 30, 2001, 2000 and 1999 in conformity with accounting principles generally accepted in the United States of America.




/s/ Crowe, Chizek and Company LLP
---------------------------------
Crowe, Chizek and Company LLP
South Bend, Indiana
November 8, 2001

MFB CORP.  AND SUBSIDIARY
Consolidated Balance Sheets

                                                          September 30,
                                                ------------------------------
                                                      2001             2000
                                                     ------           ------
ASSETS
Cash and due from financial institutions        $   7,229,130    $   9,692,995
Interest-bearing deposits in other financial
   institutions - short-term                       26,994,158        4,850,957
                                                -------------    -------------
      Total cash and cash equivalents              34,223,298       14,543,952
                                                -------------    -------------
Interest-bearing time deposits
     in other financial institutions                1,500,000             --
Securities available for sale                      47,859,663       41,622,790
Federal Home Loan Bank (FHLB) stock,
     at cost                                        6,307,600        6,307,600
Loans held for sale, net of unrealized losses
  of $-0- in 2001 and $131,618 in 2000              3,073,700        6,494,568
Loans receivable                                  311,613,196      317,177,699
  Less: allowance for loan losses                  (4,631,981)      (1,672,000)
                                                -------------    -------------
    Loans receivable, net                         306,981,215      315,505,699
                                                -------------    -------------
Accrued interest receivable                         1,774,284        1,894,602
Premises and equipment, net                         5,100,144        4,687,662
Mortgage servicing rights, net of accumulated
  amortization of $239,451 in 2001 and
  $92,954 in 2000                                   1,068,801          611,013
Investment in limited partnership                   2,877,088        2,948,463
Other assets                                        2,318,389        1,387,030
                                                -------------    -------------
      Total assets                              $ 413,084,172    $ 396,003,379
                                                =============    =============

Liabilities
  Deposits
    Noninterest-bearing demand deposits         $  13,894,743    $  11,802,027
    Savings, NOW and MMDA deposits                 73,082,351       56,568,936
    Other time deposits                           158,202,159      171,023,260
                                                -------------    -------------
           Total deposits                         245,179,253      239,394,223
                                                -------------    -------------
  Securities sold under agreements
        to repurchase                              11,021,511        9,143,345
  Federal Home Loan Bank advances                 119,684,985      112,151,525
  Advances from borrowers for taxes
    and insurance                                   1,599,356        2,115,832
  Accrued expenses and other liabilities            1,219,052          684,027
                                                -------------    -------------
           Total liabilities                      378,704,157      363,488,952
Shareholders' equity
  Common stock, no par value, 5,000,000
    shares authorized; shares issued:
    1,689,417 - 2001 and 2000; shares
    outstanding: 1,336,539 - 2001,
    1,358,449 - 2000                               13,023,255       13,136,003
  Retained earnings - substantially
    restricted                                     29,088,683       27,711,396
  Accumulated other comprehensive
    income (loss), net of tax of
    $83,004 in 2001 and $(601,096)
    in 2000                                            45,036         (916,439)
  Treasury stock, 352,878 common
    shares - 2001; 330,968 common
    shares - 2000, at cost                         (7,776,959)      (7,416,533)
                                                -------------    -------------
      Total shareholders' equity                   34,380,015       32,514,427
                                                -------------    -------------
        Total liabilities and
           shareholders' equity                 $ 413,084,172    $ 396,003,379
                                                =============    =============

The accompanying notes are an integral part of these consolidated financial statements.

MFB CORP.  AND SUBSIDIARY
Consolidated Statements of  Income

                                                      Years ended September 30,
                                          --------------------------------------------
                                               2001            2000            1999
                                          ------------    ------------    ------------
Interest income
   Loans receivable, including fees
      Mortgage loans                      $ 13,674,238    $ 14,966,575    $ 14,997,969
      Consumer and other loans               2,416,480       1,948,952       1,267,455
      Commercial loans                       9,439,644       7,748,432       4,060,194
   Securities                                3,519,155       3,559,796       3,315,190
   Other interest-earning assets               927,363         290,012         612,977
                                          ------------    ------------    ------------
      Total interest income                 29,976,880      28,513,767      24,253,785

Interest expense
   Deposits                                 11,070,863      10,025,303       8,580,571
   Securities sold under agreements
      to repurchase                            292,318         300,358         147,675
   FHLB advances                             6,608,615       6,147,365       5,719,852
                                          ------------    ------------    ------------
      Total interest expense                17,971,796      16,473,026      14,448,098
                                          ------------    ------------    ------------
Net interest income                         12,005,084      12,040,741       9,805,687
Provision for loan losses                    3,096,594       1,106,393         230,000
                                          ------------    ------------    ------------
Net interest income after provision
   for loan losses                           8,908,490      10,934,348       9,575,687

Noninterest income
   Service charges on deposit accounts         735,344         540,877         293,202
   Trust fee income                            212,535         145,594          29,398
   Insurance commissions                       140,084         149,357         147,521
   Brokerage commissions                        29,370          13,230          28,157
   Net realized gains (losses) from
      sales of securities available
      for sale                                 (51,570)        (38,552)          3,803
   Net realized losses from sales
      of securities held to maturity              --            (2,245)           --
   Net realized gains from sales
      of loans                               1,046,147         524,969         366,320
   Loan servicing fees, net of
      amortization of $146,497 in 2001,
      $36,383 in 2000 and
      $37,195 in 1999                           31,662          81,846          54,025
   Other income                                620,848         429,577         297,640
                                          ------------    ------------    ------------
      Total noninterest income               2,764,420       1,844,653       1,220,066
Noninterest expense
   Salaries and employee benefits            4,943,774       4,668,011       3,846,889
   Occupancy and equipment expense           1,278,395       1,080,785         882,698
   Data processing expense                     516,504         442,983         379,715
   SAIF deposit insurance premium               46,692          62,117         109,208
   Provision to adjust loans held
      for saleo lower of cost
      or market                                   --           122,896         489,152
   Other expense                             2,025,890       1,895,029       1,298,419
                                          ------------    ------------    ------------
      Total noninterest expense              8,811,255       8,271,821       7,006,081
                                          ------------    ------------    ------------
Income before income taxes                   2,861,655       4,507,180       3,789,672
Income tax expense                             951,283       1,692,623       1,585,374
                                          ------------    ------------    ------------
   Net income                             $  1,910,372    $  2,814,557    $  2,204,298
                                          ============    ============    ============
Basic earnings per common share           $       1.42    $       2.04    $       1.56
Diluted earnings per common share                 1.38            2.00            1.51


The accompanying notes are an integral part of these consolidated financial statements.

MFB CORP.  AND SUBSIDIARY
Consolidated Statements of Shareholders' Equity
Years ended September 30, 2001, 2000 and 1999



                                                                     Accumulated
                                                                        Other
                                                                     Comprehensive                                        Total
                                        Common          Retained     Income (Loss), Unearned     Unearned   Treasury   Shareholders'
                                         Stock          Earnings      Net of Tax   ESOP Shares  RRP Shares     Stock       Equity
                                       -----------    -----------    ------------- -----------  ---------- ----------- -------------
Balance at September 30, 1998          $12,846,979    $23,730,167     $(45,417)    $(444,557)   $(38,500)  $(5,162,895) $30,885,777

Purchase of 56,668 shares
   of treasury stock                            --             --           --            --          --    (1,209,619)  (1,209,619)

Stock option exercise-issuance
   of 2,500 shares of
   treasury stock                          (33,906)            --           --            --          --        58,906       25,000

Cash dividends declared -
   $ .355 per share                             --       (514,743)          --        13,961          --            --     (500,782)

Effect of contribution to
   fund ESOP                                    --             --           --       207,633          --            --      207,633

Market adjustment of 19,186
   ESOP shares committed to
   be released                             203,229             --           --            --          --            --      203,229

Amortization of RRP contribution                --             --           --            --      38,500            --       38,500

Comprehensive income:

    Net income for the year end
        September 30, 1999                               2,204,298          --            --          --            --    2,204,298

    Other comprehensive income (loss)           --              --    (672,406)           --          --            --     (672,406)

          Total comprehensive income            --              --          --            --          --            --    1,531,892
                                       -----------    -----------    ---------   -----------  ----------   -----------  ------------

Balance at September 30, 1999           13,016,302     25,419,722     (717,823)     (222,963)         --    (6,313,608)  31,181,630

Purchase of 61,600 shares
   of treasury stock                            --             --           --            --          --    (1,102,925)  (1,102,925)

Cash dividends declared -
   $ .375 per share                             --       (522,883)          --         7,269          --            --     (515,614)

Effect of contribution to fund ESOP             --             --           --       215,694          --            --      215,694

Market adjustment of 20,857 ESOP shares
   committed to be released                119,701             --           --            --          --            --      119,701

    Net income for the year end
        September 30, 2000                      --      2,814,557           --            --          --            --    2,814,557

    Other comprehensive income (loss)           --             --     (198,616)           --          --            --     (198,616)

          Total comprehensive income            --             --           --            --          --            --    2,615,941
                                       -----------    -----------    ---------   -----------  ----------   -----------  ------------

Balance at September 30, 2000           13,136,003     27,711,396     (916,439)           --          --    (7,416,533)  32,514,427

Purchase of 34,760 shares of
        treasury stock                          --             --           --            --          --     (647,398)     (647,398)

Stock option exercise-issuance of
        12,850 shares of
        treasury stock                    (156,893)            --           --            --          --       286,972      130,079

Tax benefit related to employee
        stock plan                          44,145             --           --            --          --            --       44,145

Cash dividends declared -
        $ .395 per share                        --       (533,085)          --            --          --            --     (533,085)

Comprehensive income:

    Net income for the year end
        September 30, 2001                      --      1,910,372           --            --          --            --    1,910,372

    Other comprehensive income (loss)           --             --      961,475            --          --            --      961,475

          Total comprehensive income            --             --           --            --          --            --    2,871,847
                                       -----------    -----------    ---------   -----------  ----------   -----------  ------------

Balance at September 30, 2001          $13,023,255    $29,088,683    $  45,036     $      --  $       --   $(7,776,959) $34,380,015
                                       ===========    ===========    =========     =========  ==========   ===========  ============


The accompanying notes are an integral part of these consolidated financial statements.

MFB CORP. AND SUBSIDIARY
Consolidated Statements of Cash Flows
Years ended September 30, 2001, 2000 and 1999



                                                                    2001            2000            1999
                                                               ------------    ------------    ------------

Cash flows from operating activities
   Net income                                                  $  1,910,372    $  2,814,557    $  2,204,298
   Adjustments to reconcile net income
      to net cash from operating activities
         Depreciation and amortization, net of accretion            391,333         493,800         298,862
         Amortization of RRP contribution                              --              --            38,500
         Provision for loan losses                                3,096,594       1,106,393         230,000
         Provision to adjust loans held for sale
           to lower of cost or market                                  --           122,896         489,152
         Net realized (gains) losses from sales of
           securities available for sale                             51,570          38,552          (3,803)
         Net realized losses from sales of
           securities held to maturity                                 --             2,245            --
         Net realized gains from sales of loans                  (1,046,147)       (524,969)       (366,320)
         Amortization of mortgage servicing rights                  146,497          36,383          37,195
         Origination of loans held for sale                     (53,858,737)    (20,311,571)    (20,948,828)
         Proceeds from sales of loans held for sale              57,721,467      24,651,870      20,728,574
         Equity in loss of investment in limited partnership         71,375         132,578           8,084
         Market adjustment of ESOP shares
           committed to be released                                    --           119,701         203,229
         ESOP expense                                                  --           215,694         207,633
         Net change in:
                  Accrued interest receivable                       120,318        (531,284)       (395,323)
                  Other assets                                   (1,571,314)       (459,378)        (24,475)
                  Accrued expenses and other liabilities            535,025        (277,312)       (138,798)
                                                               ------------    ------------    ------------
                        Net cash from operating activities        7,568,353       7,630,155       2,567,980

Cash flows from investing activities
   Net change in interest-bearing time
     deposits in other financial institutions                    (1,500,000)      1,000,000      (1,000,000)
   Net change in loans receivable                                 5,427,890     (49,753,856)    (32,793,948)
   Proceeds from:
         Sales of securities available for sale                     190,930       9,632,387       1,989,992
         Sales of securities held to maturity                          --         1,602,755            --
         Principal payments of mortgage-backed
           and related securities                                 7,451,031       5,550,697      21,505,020
         Maturities and calls of securities
           available for sale                                    63,297,820       1,104,095      42,410,326
         Maturities of securities held to maturity                     --           500,000            --
   Purchase of:
         Securities available for sale                          (75,417,941)     (3,000,000)    (63,280,952)
         Securities held to maturity                                   --       (15,243,229)     (3,984,360)
         FHLB stock                                                    --          (796,300)       (875,000)
         Premises and equipment, net                               (968,523)       (752,752)     (2,001,153)
         Investment in limited partnership                             --        (1,867,611)           --
                                                               ------------    ------------    ------------
               Net cash from investing activities                (1,518,793)    (52,023,814)    (38,030,075)


The accompanying notes are an integral part of these consolidated financial statements.


(Continued)

MFB CORP.  AND SUBSIDIARY
Consolidated Statements of Cash Flows (continued)
Years ended September 30, 2001, 2000 and 1999


                                                               2001           2000           1999
                                                         ------------    ------------    ------------

Cash flows from financing activities
   Purchase of MFB Corp. common stock                    $   (647,398)   $ (1,102,925)   $ (1,209,619)
   Net change in deposits                                   5,785,030      37,986,834      20,741,414
   Net change in securities sold under
     agreements to repurchase                               1,878,166       2,576,950       4,200,679
   Proceeds from FHLB borrowings                           20,000,000      91,000,000      23,000,000
   Repayment of FHLB borrowings                           (12,466,540)    (83,074,225)    (16,431,214)
   Proceeds from exercise of stock options                    130,079            --            25,000
   Net change in advances from
     borrowers for taxes and insurance                       (516,476)          4,649        (205,134)
   Cash dividends paid                                       (533,085)       (515,614)       (500,782)
                                                         ------------    ------------    ------------
            Net cash from financing activities             13,629,776      46,875,669      29,620,344
                                                         ------------    ------------    ------------

Net change in cash and cash equivalents                    19,679,336       2,482,010      (5,841,751)

Cash and cash equivalents at beginning of year             14,543,952      12,061,942      17,903,693
                                                         ------------    ------------    ------------

Cash and cash equivalents at end of year                 $ 34,223,288    $ 14,543,952    $ 12,061,942
                                                         ============    ============    ============
Supplemental disclosures of cash flow information
   Cash paid during the year for:
      Interest                                           $ 17,975,287    $ 16,422,424    $ 14,403,181
      Income taxes                                          2,190,000       2,192,981       1,627,895

Supplemental schedule of noncash investing activities:
   Transfer from:
      Loans receivable to loans held for sale            $       --      $  6,626,186    $       --
      Loans held for sale to loans receivable                    --         4,020,337       5,294,087
      Securities held to maturity to securities
      available for sale                                         --        17,163,545            --

The accompanying notes are an integral part of these consolidated financial statements.

                   Notes to Consolidated Financial Statements



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of Consolidation: The accompanying consolidated financial statements include the accounts of MFB Corp., and its wholly-owned subsidiary MFB Financial (the "Bank"), a federal stock savings bank, and Mishawaka
Financial Services, Inc., a wholly-owned subsidiary of the Bank (together referred to as "the Company"). Mishawaka Financial Services, Inc. is engaged in the sale of general property, casualty, and life insurance to customers in the Bank's market area. All significant intercompany transactions and balances are eliminated in consolidation.

     Nature of Business and Concentrations of Credit Risk: The primary source of income for the Company results from granting commercial, consumer and residential real estate loans in St. Joseph and Elkhart counties and the surrounding area. Loans secured by real estate mortgages comprise approximately 59% of the loan portfolio at September 30, 2001 and are primarily secured by residential mortgages. The Company operates primarily in the banking industry which accounts for more than 90% of its revenues, operating income and assets.

     Use of Estimates In Preparing Financial Statements: The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period, as well as the disclosures provided. Areas involving the use of estimates and assumptions in the accompanying financial statements include the allowance for loan losses, fair values of securities and other financial instruments, determination and carrying value of loans held for sale, determination and carrying value of impaired loans, the value of mortgage servicing rights, the value of investments in limited partnerships, the value of stock options, the realization of deferred tax assets, and the determination of depreciation of premises and equipment recognized in the Company's financial statements. Actual results could differ from those estimates. Estimates associated with the allowance for loan losses and the fair values of securities and other financial instruments are particularly susceptible to material change in the near term.

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

     Mortgage Banking Activities: Mortgage loans originated and intended for sale in the secondary market are reported on the statements of financial condition as loans held for sale and are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized in a valuation allowance by charges to income.

     Loan servicing fees are recognized when received and the related costs are recognized when incurred. The Bank sells mortgages into the secondary market at market prices, which includes consideration for normal servicing fees.

     Servicing rights are recognized as assets for purchased rights and for the allocated value of retained servicing rights on loans sold. Servicing rights are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the rights, using groupings of the underlying loans as to interest rates and then, secondarily, as to geographic and prepayment characteristics. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Any impairment of a grouping is reported as a valuation allowance.

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

     Because some loans may not be repaid in full, an allowance for loan losses is recorded. An allowance for loan losses is a valuation allowance for probable incurred credit losses. The allowance for loan losses is increased by a provision for loan losses charged to expense and decreased by charge-offs (net of recoveries). Estimating the risk of loss and the amount of loss on any loan is necessarily subjective. Accordingly, the allowance is maintained by management at a level considered adequate to cover losses that are currently anticipated. Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, periodic, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions. While management may periodically allocate portions of the allowance for specific problem loan situations, the whole allowance is available for any loan charge-offs that occur. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.

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

     Interest income on loans is accrued over the term of the loans based upon the principal outstanding. The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower has the ability to make contractual interest and principal payments, in which case the loan is returned to accrual status.

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

     Premises and Equipment: Land is carried at cost. Buildings and improvements and furniture and equipment are carried at cost, less accumulated depreciation and amortization computed principally by using the straight-line method over the estimated useful lives of the assets. These assets are reviewed for impairment when events indicate the carrying amount is significantly less than the fair value.

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

     Segments: MFB Corp. and its subsidiary, MFB Financial and its subsidiary Mishawaka Financial Services, Inc. provide a broad range of financial services to individuals and companies in Mishawaka and the surrounding area. These services include demand, time and savings deposits; lending; insurance; trust and other financial services. While the Company's management monitors the revenue streams of the various Company products and services, operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the Company's banking operations are considered by management to be aggregated in one reportable operating segment.

     Reclassifications:   Some  items  in  the  prior   consolidated   financial
statements have been reclassified to conform with the current presentation

NOTE 2 - EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE

A reconciliation of the numerators and denominators used in the computation of the basic earnings per common share and diluted earnings per common share is presented below:


                                                     Year ended September 30,
                                            ----------------------------------------
                                                 2001         2000           1999
                                            -----------   -----------    -----------

Basic Earnings Per Common Share
  Numerator
   Net income                               $ 1,910,372   $ 2,814,557    $ 2,204,298
                                            ===========   ===========    ===========
Denominator
   Weighted average common shares
     outstanding                              1,345,904     1,389,274      1,448,790
   Less:  Average unallocated ESOP shares          --         (10,428)       (30,450)
   Less:  Average nonvested RRP shares             --            --           (1,925)
                                            -----------   -----------    -----------
   Weighted average common shares
     outstanding for basic earnings per
     common share                             1,345,904     1,378,846      1,416,415
                                            ===========   ===========    ===========
Basic earnings per common share             $      1.42   $      2.04    $      1.56
                                            ===========   ===========    ===========


                                                  Year ended September 30,
                                           ------------------------------------
                                               2001         2000         1999
                                           ----------   ----------   ----------

Diluted Earnings Per Common Share
 Numerator
    Net income                             $1,910,372   $2,814,557   $2,204,298
                                           ==========   ==========   ==========
Denominator
    Weighted average common shares
      outstanding for basic earnings per
      common share                          1,345,904    1,378,846    1,416,415
    Add:  Dilutive effects of average
      nonvested RRP shares                       --           --            448
    Add:  Dilutive effects of assumed
      exercises of stock options               34,838       31,715       44,793
                                           ----------   ----------   ----------
    Weighted average common shares
      and dilutive potential common
      shares outstanding                   $1,380,742   $1,410,561   $1,461,656
                                           ==========   ==========   ==========
Diluted earnings per common share          $     1.38   $     2.00   $     1.51
                                           ==========   ==========   ==========

     Stock options for 75,750, 80,750 and 78,250 shares of common stock were not considered in computing diluted earnings per common share for the years ended September 30, 2001, 2000 and 1999 because they were antidilutive.

NOTE 3 - SECURITIES

The amortized cost and fair value of securities available for sale and held to maturity are as follows:


                                                Available for Sale
                                                September 30, 2001
                              ------------------------------------------------------------
                                                 Gross            Gross
                                 Amortized     Unrealized       Unrealized        Fair
                                   Cost          Gains            Losses          Value
                               ------------   ------------    -------------   ------------
Debt securities
  U.S. Government and
    federal agencies           $  2,919,520   $    102,082    $       --      $  3,021,602
  Municipal bonds                   145,000            357            --           145,357
  Mortgage-backed                20,090,566        244,565         (14,950)     20,320,181
  Commercial paper                4,994,828              4            --         4,994,832
  Corporate notes                15,329,446        402,319        (524,824)     15,206,941
                               ------------   ------------    -------------   ------------
                                 43,479,360        749,327        (539,774)     43,688,913
Marketable equity securities      4,252,263           --           (81,513)      4,170,750
                               ------------   ------------    -------------   ------------
                               $ 47,731,623   $    749,327    $   (621,287)   $ 47,859,663
                               ============   ============    =============   ============




                                                     Available for Sale
                                                     September 30, 2000
                               -----------------------------------------------------------
                                                  Gross            Gross
                                Amortized       Unrealized      Unrealized        Fair
                                   Cost           Gains           Losses          Value
                               ------------   ------------    ------------    ------------
Debt securities
  U.S. Government and
    federal agencies           $ 17,944,537   $      5,868    $   (212,198)   $ 17,738,207
  Mortgage-backed                14,833,896           --          (621,714)     14,212,182
  Corporate notes                 9,924,042          2,493        (571,820)      9,354,715
                               ------------   ------------    ------------    ------------
                                 42,702,475          8,361      (1,405,732)     41,305,104
Marketable equity securities        437,850           --          (120,164)        317,686
                               ------------   ------------    ------------    ------------
                               $ 43,140,325   $      8,361    $ (1,525,896)   $ 41,622,790
                               ============   ============    =============   ============



     The amortized cost and fair value of debt securities by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                   September 30, 2001
                                                   Available for Sale
                                                -------------------------
                                                 Amortized       Fair
                                                    Cost         Value
                                                -----------   -----------

        Due in one year or less                 $ 5,441,189   $ 5,441,815
        Due after one year through
          five years                             12,700,403    13,068,697
        Due after five years through
          ten years                               1,288,180     1,349,600
        Due after ten years                       3,959,022     3,508,620
                                                -----------   -----------
                                                 23,388,794    23,368,732
        Mortgage-backed securities               20,090,566    20,320,181
                                                -----------   -----------
                                                $43,479,360   $43,688,913
                                                ===========   ===========

     Proceeds from sales and liquidation of securities available for sale were $190,930 during the year ended September 30, 2001. Gross gains of $-0- and gross losses of $51,570 were realized on these sales. Proceeds from sales of securities available for sale were $9,632,387 during the year ended September 30, 2000. Gross gains of $18,750 and gross losses of $57,302 were realized on these sales. During the year ended September 30, 1999, proceeds from the sales of securities available for sale were $1,989,992 with gross gains of $5,026 and gross losses of $1,223 realized on these sales.

     In September 2000, a held-to-maturity security was sold. Proceeds from the sale of the security were $1,602,755 and a gross loss of $2,245 was realized on the sale. As a result of this sale, all remaining held-to-maturity securities with a carrying value of $17,163,545 and a market value of $16,843,467 were transferred to available-for-sale.

NOTE 4 - LOANS RECEIVABLE, NET

Loans receivable, net at September 30 are summarized as follows:

                                                      2001            2000
                                                -------------    -------------

First mortgage loans (principally conventional)
  Principal balances
     Secured by one-to-four family residences   $ 157,186,968    $ 185,266,466
     Construction loans                            18,658,571       13,146,237
     Other                                          4,330,573        3,630,897
                                                -------------    -------------
                                                  180,176,112      202,043,600
     Less undisbursed portion of construction
       and other mortgage loans                       142,734)         (54,156)
                                                -------------    -------------
         Total first mortgage loans               180,033,378      201,989,444

Commercial and consumer loans:
  Principal balances
     Home equity and second mortgage               20,275,377       18,916,792
     Commercial                                   105,555,466       91,105,033
     Municipal                                         19,289             --
     Other                                          6,536,466        6,089,133
                                                -------------    -------------
        Total commercial and consumer loans       132,386,598      116,110,958
Net deferred loan origination fees                   (806,780)        (922,703)
                                                -------------    -------------
                                                $ 311,613,196    $ 317,177,699
                                                =============    =============


Activity in the allowance for loan losses is summarized as follows for the years ended September 30:

                                    2001           2000           1999
                               -----------    -----------    -----------

Balance at beginning of year   $ 1,672,000    $   638,465    $   453,567
Provision for loan losses        3,096,594      1,106,393        230,000
Charge-offs                       (140,483)       (72,858)       (45,102)
Recoveries                           3,870           --             --
                               -----------    -----------    -----------
Balance at end of year         $ 4,631,981    $ 1,672,000    $   638,465
                               ===========    ===========    ===========


Impaired loans were as follows.

                                                   2001         2000
                                               ----------   ----------

Year-end loans with no allocated allowance
  for loan losses                              $1,290,000   $   60,000
Year-end loans with allocated allowance
  for loan losses                               7,641,000    1,591,000
                                               ----------   ----------
                  Total                        $8,931,000   $1,651,000
                                               ==========   ==========

Amount of the allowance for loan
  losses allocated                             $2,700,000   $  150,000
Average of impaired loans during the year      $2,274,000   $   12,000
Interest income recognized during impairment $ -- $ 1,000 Cash-basis interest income recognized
  during impairment                            $     --     $     --

There were no impaired loans during 1999.


Nonperforming loans were as follows at year-end:


                                                          2001         2000
                                                      ----------   ----------

Loans past due over 90 days still on accrual status   $  152,000   $   60,000
Nonaccrual loans                                       2,632,000        6,000
                                                      ----------   ----------
   Total nonperforming loans                          $2,784,000   $   66,000
                                                      ==========   ==========


     Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The Company is subject to certain recourse obligations on the loans serviced for Telebank. The unpaid principal balances of these loans at September 30, are summarized as follows:


                                                 2001          2000
                                             ----------   ----------

Mortgage loan portfolios serviced for:
   Telebank                                  $ 5,036,074   $ 6,699,963
   Hanover Capital Mortgage Holdings, Inc.     5,239,120     6,376,675
   LaSalle Bank, FSB                           5,158,242     6,740,764
   Citizens Bank                               4,930,591     5,698,176
   Federal Home Loan Mortgage Corporation     71,313,412    31,292,424
                                             -----------   -----------
                                             $91,677,439   $56,808,002
                                             ===========   ===========


     Custodial escrow balances maintained in connection with the foregoing serviced loans were $758,000 and $345,000 at September 30, 2001 and 2000.

     Certain directors and executive officers of the Company and its subsidiary, including associates of such persons, are loan customers. A summary of the related party loan activity, for loans aggregating $60,000 or more to any one related party, is as follows:

                                                    2001          2000
                                               -----------    -----------

        Balance - beginning of year            $ 1,683,514    $ 1,582,502
        New loans                                  723,404         40,496
        Repayments                                (457,504)       (47,918)
        Effect of changes in related parties          --          108,434
                                               -----------    -----------
        Balance - end of year                  $ 1,949,414    $ 1,683,514
                                               ===========    ===========

NOTE 5 - PREMISES AND EQUIPMENT, NET

Premises and equipment at September 30 are summarized as follows:

                                                        2001           2000
                                                    -----------    -----------

        Land                                        $ 1,214,895    $   834,895
        Buildings and improvements                    3,889,303      3,810,621
        Furniture and equipment                       3,017,330      2,507,489
                                                    -----------    -----------
                 Total cost                           8,121,528      7,153,005
        Accumulated depreciation and amortization    (3,021,384)    (2,465,343)
                                                    -----------    -----------
                                                    $ 5,100,144    $ 4,687,662
                                                    ===========    ===========

     Depreciation and amortization of premises and equipment included in occupancy and equipment expense was approximately $556,000, $478,000 and $383,000 for the years ended September 30, 2001, 2000 and 1999, respectively.

NOTE 6 - DEPOSITS

     The aggregate amount of short-term jumbo certificates of deposit in denominations of $100,000 or more was approximately $34,841,000 and $39,609,000 at September 30, 2001 and 2000.

     At September 30, 2001, the scheduled maturities of certificates of deposit are as follows:

                2002                            $128,886,499
                2003                              19,829,859
                2004                               8,410,701
                2005                                 636,019
                2006                                 389,720
                Thereafter                            49,361
                                                ------------
                                                $158,202,159
                                                ============

NOTE 7 - SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

     Securities sold under agreements to repurchase consist of obligations of the Company to other parties. These arrangements are all one-day retail repurchase agreements and are secured by investment securities. Such collateral is held by safekeeping agents of the Company.

     Information concerning securities sold under agreements to repurchase as of September 30 is summarized as follows:

                                             2001           2000           1999
                                        -----------    -----------    -----------

Average daily balance during the year   $ 8,416,000    $ 7,718,000    $ 3,892,000
Average interest rate during the year          3.47%          3.89%          3.80%
Maximum month end balance
  during the year                       $11,021,511    $10,201,000    $ 7,079,000
Balance at end of year                  $11,021,511    $ 9,143,345    $ 6,566,395
Fair value of  securities underlying
  these agreements at year end          $11,898,887    $11,921,000    $ 9,310,000


NOTE 8 - FEDERAL HOME LOAN BANK ADVANCES

     At September 30, 2001, advances from the Federal Home Loan Bank of Indianapolis with fixed and variable rates ranging from 3.60% to 6.82% are required to be repaid in the year ending September 30 as follows:

                2002                   $    350,000
                2003                     20,300,000
                2004                        800,000
                2005                      5,200,000
                2006                     10,500,000
                Thereafter               82,534,985
                                       ------------
                                       $119,684,985
                                       ============

     FHLB advances are secured by all FHLB stock, qualifying first mortgage loans, and government agency securities. At September 30, 2001, $6,308,000 of FHLB stock, $165,111,000 of eligible mortgage loan collateral and $1,000,000 of government securities are pledged to the FHLB to secure advances outstanding.

     In addition, $104,000,000 of the advances outstanding at September 30, 2001 contained put options with put dates ranging from December 2001 to December 2003, whereby the advance can be called by the FHLB prior to maturity. Seventy-four million of these advances with put options are for maturities after September 30, 2006.

NOTE 9 - EMPLOYEE BENEFITS

     Employee Pension Plan: The Bank is part of a qualified noncontributory multiple-employer defined benefit pension plan covering substantially all of its employees. The plan is administered by the trustees of the Financial Institutions Retirement Fund. There is no separate valuation of plan benefits nor segregation of plan assets specifically for the Bank because the plan is a multiple-employer plan and separate actuarial valuations are not made with respect to each employer nor are the plan assets so segregated. As of July 1, 2001, the latest actuarial valuation date, total plan assets exceeded the actuarially determined value of total vested benefits. The cost of the plan is set annually as an established percentage of wages. Pension plan expense for the years ended September 30, 2001, 2000 and 1999 was approximately $6,600, $4,400 and $6,900, respectively.

     401(k) Plan: The Company maintains a retirement savings 401(k) plan which covers all full time employees who are 21 or older and have completed one year of service. Participants may defer up to 15% of compensation, and the Company matches 50% of elective deferrals on 6% of the participants' compensation. Expense for the 401(k) plan for the years ended September 30, 2001, 2000 and 1999 was approximately $122,000, $69,000 and $60,000.

     Employee Stock Ownership Plan (ESOP): In conjunction with its stock conversion, the Company established an ESOP for eligible employees. Employees with at least one year of employment and who have attained age twenty-one are eligible to participate. The ESOP borrowed $1,400,000 from the Company to purchase 140,000 shares of common stock issued in the conversion at $10 per share. Collateral for the loan was the unearned shares of common stock purchased by the ESOP with the loan proceeds. The loan was repaid principally from the Company's discretionary contributions to the ESOP over a period of seven years. The interest rate for the loan was 6.25%. Shares purchased by the ESOP were held in suspense until allocated among ESOP participants as the loan was repaid. As of September 30, 2000, the loan was paid in full and the remaining unearned shares were allocated to participants. During the year ended September 30, 2001, an additional 7,500 shares were purchased by the ESOP and allocated to participants.

     ESOP expense was approximately $-0-, $335,000 and $411,000 for the years ended September 30, 2001, 2000 and 1999. Contributions to the ESOP, including dividends on unearned ESOP shares, were approximately $-0-, $223,000 and $222,000 during the years ended September 30, 2001, 2000 and 1999.

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

     ESOP participants receive distributions from their ESOP accounts only upon termination of service. For the years ended September 30, 2001, 2000 and 1999, -0-, 20,857 and 19,186 shares with an average fair value of $-0-, $16.08 and $21.41 per share, were committed to be released.

NOTE 9 - EMPLOYEE BENEFITS (continued) The ESOP shares as of September 30 were as follows:


                                            2001         2000         1999
                                        ---------    ---------    ---------

        Allocated shares                  147,500      140,000      119,143
        Unearned shares                      --           --         20,857
        Shares withdrawn from the
          plan by participants            (16,198)     (14,571)     (14,571)
                                        ---------    ---------    ---------
             Total ESOP shares held
                in the plan               131,302      125,429      125,429
                                        =========    =========    =========
        Fair value of unearned shares   $    --      $    --      $ 412,000
                                        =========    =========    =========

     Recognition and Retention Plans (RRPs): In conjunction with its stock conversion, the Company established RRPs as a method of providing directors, officers and other key employees of the Company with a proprietary interest in the Company in a manner designed to encourage such persons to remain with the Company. Eligible directors, officers and other key employees of the Company become vested in awarded shares of common stock at a rate of 20% per year commencing March 24, 1994. The RRPs acquired, in the aggregate, 70,000 shares of common stock issued in the conversion at $10 per share and 70,000 shares were awarded to RRP participants at no cost to them. RRP expense for the years ended September 30, 2001, 2000 and 1999 was approximately $-0-, $-0- and $38,500, respectively.

     Stock Option Plan: The Board of Directors of the Company adopted the MFB Corp. Stock Option Plans (the "Option Plans"). The number of options authorized under the Plans totals 350,000 shares of common stock. Officers, employees and outside directors of the Company and its subsidiary are eligible to participate in the Option Plans. The option exercise price must be no less than 85% of the fair market value of common stock on the date of the grant, and the option term cannot exceed ten years and one day from the date of the grant. As of September 30, 2001, all options granted have an exercise price of at least 100% of the market value of the common stock on the date of grant and no compensation expense was recognized for stock options for the years ended September 30, 2001, 2000 and 1999. As of September 30, 2001, 67,500 options remain available for future grants.

     The fair value for the options granted during the year was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

                                            2000     1999
                                           ------   ------
         Risk-free interest rate            6.62%    4.74%
         Expected dividend rate             2.17%    1.71%
         Stock price volatility            16.25%   12.20%

     Had compensation cost for stock options been measured using FASB Statement No 123, net income and earnings per share would have been the proforma amounts indicated below. The proforma effect may increase in the future if more options are granted.


                                                   2001           2000            1999
                                            -------------   -------------       ---------

         Net income as reported             $   1,910,372   $   2,814,557       2,204,298
         Proforma net income                    1,783,652       2,687,837       2,054,921

         Reported earnings per common and
           common equivalent share
                  Basic                             $1.42           $2.04           $1.56
                  Diluted                           $1.38           $2.00           $1.51

Proforma earnings per common and common

           equivalent share
                  Basic                             $1.33           $1.95           $1.45
                  Diluted                           $1.29           $1.91           $1.41

Activity in the Option Plan for the years ended is summarized as follows:



                                                              Weighted   Weighted
                                  Number of                   Average     Average
                                Outstanding   Exercise        Exercise  Fair Value
                                 Options       Price            Price    of Grants
                                ----------- --------------    --------  ----------

Balance at September 30, 1998    166,500    $10.00-$26.75     $   15.45
         Granted                  35,750    $18.25-$21.875    $   21.37    $5.30
         Exercised                (2,500)   $10.00            $   10.00
                                -----------
Balance at September 30, 1999    199,750    $10.00-$26.75     $   16.58
         Granted                   5,500    $16.31-$17.25     $   17.05    $5.52
         Exercised                  --
                                -----------
Balance at September 30, 2000    205,250    $10.00-$26.75     $   16.59
         Granted                    --                                       --
         Forfeited                (3,750)   $16.3125-$26.75
         Exercised               (12,850)   $10.00-$16.3125
                                -----------
Balance at September 30, 2001    188,650    $10.00-$26.75     $   16.68


Options exercisable at September 30 are as follows:

                                Weighted
                                 Number                Average
                               of Options           Exercise Price
                               ----------           --------------
              1999              120,000                 $12.19
              2000              141,758                 $13.67
              2001              146,415                 $15.05

At September 30, 2001, options outstanding were summarized as follows:

                                    Outstanding            Exercisable
                              -----------------------   -----------------------
                                     Weighted Average                 Weighted
Range of                                Remaining                     Average
Exercise                               Contractual                    Exercise
Price                       Number         Life          Number         Price
--------                   -------   ----------------   -------      ---------
$10-$15                     96,400      2.78 years       96,400      $   11.04
$15-$20                     16,500      6.05 years       12,667          15.80
$20-$26.75                  75,750      6.75 years       37,348          25.15
--------                   -------   ----------------   -------      ---------
Outstanding at year end    188,650      4.66 years      146,415      $   15.05
                           =======   ================   =======      =========
NOTE 10 - INCOME TAXES

     The Company files consolidated income tax returns. Tax legislation passed in August 1996 requires the Bank to deduct a provision for bad debts for tax purposes based on actual loss experience and recapture the excess bad debt reserve accumulated in tax years after September 30, 1987. The related amount of deferred tax liability which must be recaptured is approximately $446,000 and is payable over a six year period beginning with the tax year ending September 30, 1999.

     Income tax expense for the years ended September 30 are summarized as follows:

                                   2001           2000           1999
                              -----------    -----------    ------------

Federal
  Current                     $ 1,456,063    $ 1,530,984    $ 1,535,497
  Deferred                       (765,324)      (239,781)      (284,395)
                              -----------    -----------    ------------
                                  690,739      1,291,203      1,251,102
State
  Current                         400,201        439,792        397,363
  Deferred                       (139,657)       (38,372)       (63,091)
                              -----------    -----------    ------------
                                  260,544        401,420        334,272
                              -----------    -----------    ------------
   Total income tax expense   $   951,283    $ 1,692,623    $ 1,585,374
                              ===========    ===========    ===========

Total income tax expense differed from the amounts computed by applying the federal income tax rate of 34% in all periods presented to income before income taxes as a result of the following for the years ended September 30:


                                              2001         2000            1999
                                        -----------    -----------    -----------

Income taxes at statutory rate          $   972,963    $ 1,532,441    $ 1,288,488
Tax effect of:
  State tax, net of federal income
    tax effect                              171,960        264,937        220,620
  Excess of fair value of ESOP shares
    released over cost                         --           40,698         69,098
  Low income housing credits               (174,401)      (155,000)          --
  Other items, net                          (19,239)         9,547          7,168
                                        -----------    -----------    -----------
     Total income tax expense           $   951,283    $ 1,692,623    $ 1,585,374
                                        ===========    ===========    ===========

     The components of the net deferred tax asset (liability) recorded in the consolidated balance sheets as of September 30 are as follows:

                                                     2001           2000
                                                -----------    -----------

Deferred tax assets
  Bad debt deduction                            $ 1,745,555    $   413,217
  Net deferred loan fees                            342,882        392,148
  Valuation adjustment on loans held for sale          --           55,938
  Net unrealized depreciation
    on securities available for sale                   --          601,096
  Other                                              10,798         41,843
                                                -----------    -----------
                                                  2,099,235      1,504,242
Deferred tax liabilities
  Accretion                                         (56,370)       (31,852)
  Depreciation                                      (49,889)       (48,351)
  Net unrealized appreciation
    on securities available for sale                (83,004)          --
  Mortgage servicing rights                        (454,240)      (259,681)
  Other                                            (129,017)       (58,524)
                                                -----------    -----------
                                                   (772,520)      (398,408)
                                                -----------    -----------
  Net deferred tax asset (liability)            $ 1,326,715    $ 1,105,834
                                                ===========    ===========
NOTE 10 - INCOME TAXES  (continued)

     Federal income tax laws provided savings banks with additional bad debt deductions through the tax year ended September 30, 1987, totaling $4,596,000 for the Bank. Accounting standards do not require a deferred tax liability to be recorded on this amount, which liability would otherwise total $1,563,000 at September 30, 2001 and 2000. If the Bank were liquidated or otherwise ceases to be a bank or if tax laws change, the $1,563,000 would be recorded as expense.

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

     The Bank's actual capital and required capital amounts and ratios are presented below:


                                                                                            Minimum
                                                                                          Requirement
                                                                     Minimum              To Be Well
                                                                   Requirement         Capitalized Under
                                                                   For Capital         Prompt Corrective
                                               Actual           Adequacy Purposes      Action Provisions
                                        ------------------      -----------------      -----------------
                                        Amount       Ratio      Amount      Ratio      Amount      Ratio
                                        ------       -----      ------      -----      ------      -----
         (Dollars in Thousands)

As of September 30, 2001
         Total capital (to risk
           weighted assets)            $35,454       13.11%     $21,627      8.00%     $27,033      10.00%
         Tier 1 (core) capital
           (to risk weighted assets)    33,522       12.40       10,813      4.00       16,220       6.00
         Tier 1 (core) capital (to
           adjusted total assets)       33,522        8.12       16,509      4.00       20,636       5.00

As of September 30, 2000
         Total capital (to risk
           weighted assets)            $33,810       13.25%      $20,416      8.00%    $25,520      10.00%
         Tier 1 (core) capital
           (to risk weighted assets)    32,288       12.65        10,208      4.00      15,312       6.00
         Tier 1 (core) capital (to
           adjusted total assets)       32,288        8.141        5,869      4.00      19,836       5.00


     Regulations of the Office of Thrift Supervision limit the dividends that may be paid without prior approval of the Office of Thrift Supervision. The Bank is currently a "well-capitalized" Tier 1 institution and can make distributions during a year of 100% of its retained net income for the calendar year-to-date plus retained net income for the previous two calendar years (less any dividends previously paid) as long as the Bank would remain "well-capitalized", following the proposed distribution. Accordingly, at September 30, 2001 $3,669,000 of the Bank's retained earnings was potentially available for distribution to the Company, without obtaining prior regulatory approval.

NOTE 12 - OTHER NONINTEREST  INCOME AND EXPENSE

     Other noninterest income and expense amounts are summarized as follows for the years ended September 30:

                                                 2001          2000          1999
                                           -----------    -----------    -----------

Other noninterest income
  Loan fee income                          $    90,052    $    46,463    $    37,386
  ATM/debit card income                        228,819        138,004         68,627
  Other service charges and fees               245,647        176,231        111,765
  Other                                         56,330         68,879         79,862
                                           -----------    -----------    -----------
                                           $   620,848    $   429,577    $   297,640
                                           ===========    ===========    ===========
Other noninterest expense
  Advertising and promotion                $   155,138    $   208,274    $   206,254
  Professional fees                            311,154        197,819        170,429
  Printing, postage, stationery,
    and supplies                               308,749        278,928        219,267
  Direct loan origination costs deferred      (218,450)      (135,694)      (202,349)
  Other                                      1,469,299      1,345,702        904,818
                                           -----------    -----------    -----------
                                           $ 2,025,890    $ 1,895,029    $ 1,298,419
                                           ===========    ===========    ===========

NOTE 13 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONTINGENCIES

     Various  outstanding   commitments  and  contingent   liabilities  are  not
reflected in the financial statements. Commitments to make loans at September 30 are as follows:


                                                  2001                                      2000
                                ---------------------------------------   ---------------------------------------
                                   Fixed        Variable                      Fixed       Variable
                                 Rate Loans    Rate Loans      Total       Rate Loans    Rate Loans      Total
                                -----------   -----------   -----------   -----------   -----------   -----------
First mortgage loans            $15,728,800   $ 4,764,935   $20,493,735   $ 3,023,124   $ 1,454,250   $ 4,477,374
Commercial loans                  3,500,427     4,949,239     8,449,666       677,750     5,880,332     6,558,082
Unused lines of credit            2,909,796    17,269,033    20,178,829     8,656,675     8,204,191    16,860,866
Unused commercial loan
  lines and letters of credit          --      30,839,623    30,839,623          --      29,085,625    29,085,625
Unused construction loan
  lines of credit                 2,217,851     8,376,783    10,594,634     1,691,061     5,207,279     6,898,340
                                -----------   -----------   -----------   -----------   -----------   -----------
                                $24,356,874   $66,199,613   $90,556,487   $14,048,610   $49,831,677   $63,880,287
                                ===========   ===========   ===========   ===========   ===========   ===========


     Fixed rate mortgage loan commitments at September 30, 2001 are at rates primarily ranging from 6.125% to 10.25%. Mortgage loan fixed rate commitments are primarily for terms ranging from 15 to 30 years, while commercial loan fixed rate commitments are primarily for five year terms. Rates on variable rate mortgage loans range from 5.75% to 8.875% and are tied to the one year treasury bill rate. Rates on variable commercial loan commitments are tied to the national prime rate.

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

     Under employment agreements with certain executives, officers, certain events leading to separation from the Company could result in cash payments totaling $1,531,500 as of September 30, 2001.

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

NOTE 14 - PARENT COMPANY FINANCIAL STATEMENTS

Presented below are the condensed financial statements for the parent company, MFB Corp.

                            CONDENSED BALANCE SHEETS
                          September 30, 2001 and 2000

                                                      2001          2000
                                                 -----------   -----------

ASSETS
  Cash and cash equivalents                      $   364,766   $   552,249
  Securities available for sale                    1,213,540     1,277,686
  Investment in Bank subsidiary                   33,586,359    31,468,005
  Other assets                                        14,893        21,960
                                                 -----------   -----------
    Total assets                                 $35,179,558   $33,319,900
                                                 ===========   ===========
LIABILITIES
  Loan payable to Bank subsidiary                $   750,000   $   750,000
  Accrued expenses and other liabilities              49,543        55,473
                                                 -----------   -----------
    Total liabilities                                799,543       805,473
SHAREHOLDERS' EQUITY                              34,380,015    32,514,427
                                                 -----------   -----------
    Total liabilities and shareholders' equity   $35,179,558   $33,319,900
                                                 ===========   ===========

                         CONDENSED STATEMENTS OF INCOME
                 Years ended September 30, 2001, 2000 and 1999

                                               2001        2000         1999
                                          ----------   ----------   ----------

INCOME
  Dividends from Bank subsidiary - cash   $  790,000   $1,544,000   $1,125,000
  Interest income                             87,021      109,608       57,205
                                          ----------   ----------   ----------
    Total                                    877,021    1,653,608    1,182,205
EXPENSES
  Interest expense                            60,567       66,187       17,062
  Other expenses                             217,154      120,362      110,790
                                          ----------   ----------   ----------
    Total                                    277,721      186,549      127,852
  Income before income taxes and
    equity in undistributed net income
    of Bank subsidiary                       599,300    1,467,059    1,054,353
  Income tax benefit                          77,410       32,350       29,857
                                          ----------   ----------   ----------
  Income before equity in undistributed
    net income of Bank subsidiary            676,710    1,499,409    1,084,210
  Equity in undistributed net income of
    Bank subsidiary                        1,233,662    1,315,148    1,120,088
                                          ----------   ----------   ----------
  Net income                              $1,910,372   $2,814,557   $2,204,298
                                          ==========   ==========   ==========


                       CONDENSED STATEMENTS OF CASH FLOWS
                 Years ended September 30, 2001, 2000 and 1999

                                                     2001           2000           1999
                                                 -----------    -----------    -----------
Cash flows from operating activities
  Net income                                     $ 1,910,372    $ 2,814,557    $ 2,204,298
  Adjustments to reconcile net income to
    net cash  from operating activities
     Equity in undistributed net income of
       Bank subsidiary                            (1,233,662)    (1,315,148)    (1,120,088)
     Net realized losses from sales
       of securities available for sale               51,570          5,110           --
     Net change in other assets                      (29,798)        16,605        353,863
        Net change in accrued expenses and
          other liabilities                           15,287        (49,964)       121,285
                                                 -----------    -----------    -----------
            Net cash from operating activities       713,769      1,471,160      1,559,358

Cash flows from investing activities
  Principal repayments on loan receivable
    from ESOP                                           --          222,963        221,594
  Purchase of securities available for sale          (41,778)          --             --
  Purchase of securities held to maturity               --             --       (1,000,000)
  Proceeds from sales of securities
    available for sale                               190,930         99,890           --
                                                 -----------    -----------    -----------
           Net cash from investing activities        149,152        322,853       (778,406)

Cash flows from financing activities
  Proceeds from loan payable to Bank
    subsidiary                                          --             --          750,000
  Purchase of MFB Corp. common stock                (647,398)    (1,102,925)    (1,209,619)
  Proceeds from exercise of stock options            130,079           --           25,000
  Cash dividends paid                               (533,085)      (522,883)      (514,743)
                                                 -----------    -----------    -----------
           Net cash from financing activities     (1,050,404)    (1,625,808)      (949,362)
                                                 -----------    -----------    -----------
Net change in cash and cash equivalents             (187,483)       168,205       (168,410)
Cash and cash equivalents at beginning
  of year                                            552,249        384,044        552,454
                                                 -----------    -----------    -----------
Cash and cash equivalents at end of year         $   364,766    $   552,249    $   384,044
                                                 ===========    ===========    ===========


NOTE 15 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The following table shows the estimated fair values and the related carrying amounts of the Company's financial instruments at September 30, 2001 and 2000. Items which are not financial instruments are not included.


                                              2001                              2000
                                 ------------------------------    ------------------------------
                                    Carrying        Estimated         Carrying        Estimated
                                      Amount        Fair Value         Amount         Fair Value
                                 -------------    -------------    -------------    -------------

Cash and cash equivalents        $  34,223,288    $  34,223,000    $  14,543,952    $  14,544,000

Interest-bearing time
  deposits in other financial
  institutions                       1,500,000        1,500,000             --               --

Securities available for sale       47,859,663       47,860,000       41,622,790       41,623,000

FHLB stock                           6,307,600        6,308,000        6,307,600        6,308,000

Loans held for sale, net             3,073,700        3,074,000        6,494,568        6,495,000

Loans receivable, net of
  allowance for loan losses        306,981,215      311,930,000      315,505,699      309,494,000

Accrued interest receivable          1,774,284        1,774,000        1,894,602        1,895,000

Mortgage servicing rights, net       1,068,801        1,069,000          611,013          611,000

Investment in limited
  partnership                        2,877,088        2,877,000        2,948,463        2,948,000

Noninterest bearing demand
  deposits                         (13,894,743)     (13,895,000)     (11,802,027)     (11,802,000)

Savings, NOW and MMDA
  deposits                         (73,082,351)     (73,082,000)     (56,568,936)     (56,569,000)

Other time deposits               (158,202,159)    (159,388,000)    (171,023,260)    (169,977,000)

Securities sold under
  agreements to repurchase         (11,021,511)     (11,022,000)      (9,143,345)      (9,143,000)

FHLB advances                     (119,684,985)    (117,525,000)    (112,151,525)    (108,300,000)

Advances from borrowers
  for taxes and insurance           (1,599,356)      (1,599,000)      (2,115,832)      (2,116,000)


     For purposes of the above disclosures of estimated fair value, the following assumptions were used as of September 30, 2001 and 2000. The estimated fair value for cash and cash equivalents and interest-bearing time deposits in other financial institutions are considered to approximate cost. The estimated fair value for securities available for sale and securities held to maturity, is based upon quoted market values for the individual securities or for equivalent securities. The estimated fair value for loans held for sale, net, is based on the price offered in the secondary market on September 30, 2001 and 2000 for loans having similar interest rates and maturities. The estimated fair value for loans receivable is based upon estimates of the difference in interest rates the Company would charge the borrowers for similar such loans with similar maturities made at September 30, 2001 and 2000, applied for an estimated time period until the loan is assumed to reprice or be paid. In addition, when computing the estimated fair value for loans receivable, the allowance for loan losses was subtracted from the calculated fair value for consideration of credit issues. The estimated fair value for FHLB stock, accrued interest receivable, mortgage servicing rights, investment in limited partnership, noninterest bearing demand deposits, savings, NOW and MMDA deposits and advances from borrowers for taxes and insurance is based upon their carrying value. The estimated fair value for other time deposits as well as securities sold under agreements to repurchase and FHLB advances is based upon estimates of the rate the Company would pay on such deposits or borrowings at September 30, 2001 and 2000, applied for the time period until maturity. The estimated fair value of other financial instruments and off-balance-sheet loan commitments approximate cost and are not considered significant to this presentation.

     While these estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that were the Company to have disposed of such items at September 30, 2001 and 2000, the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. The estimated fair values at September 30, 2001 and 2000 should not necessarily be considered to apply at subsequent dates.

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

NOTE 16 - OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income (loss) components and related taxes were as follows:

                                                        2001         2000          1999
                                                  -----------   -----------    -----------

Net change in net unrealized gains and losses
  on securities available for sale
     Unrealized gains (losses) arising during
        the year                                  $ 1,594,005   $   (47,362)   $(1,109,639)
     Reclassification adjustment for transfer
        of securities from held-to-maturity to
        available-for-sale                               --        (320,078)          --
     Reclassification adjustment for (gains)
        losses included in net income                  51,570        38,552         (3,803)
                                                  -----------   -----------    -----------
          Net change in net unrealized gains
             and losses on securities available
             for sale                               1,645,575      (328,888)    (1,113,442)
Tax benefit                                           684,100      (130,272)      (441,036)
                                                  -----------   -----------    -----------
     Total other comprehensive income (loss)      $   961,475   $  (198,616)   $  (672,406
                                                  ===========   ============   ===========


NOTE 17 - SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                             Year Ended September 30, 2001
                                         --------------------------------------
                                           1st        2nd      3rd       4th
(In thousands, except per share data)    Quarter    Quarter   Quarter   Quarter
                                         -------    -------   -------   -------

Interest income                          $ 7,744    $ 7,619   $ 7,398   $ 7,216

Interest expense                           4,637      4,622     4,467     4,246
                                         -------    -------   -------   -------
Net interest income                        3,107      2,997     2,931     2,970

Provision for loan losses                  1,957        150       261       729

Net interest income after provision
  for loan losses                          1,150      2,847     2,670     2,241

Noninterest income                           661        602       743       758

Noninterest expense                        2,049      2,230     2,268     2,264
                                         -------    -------   -------   -------
Income before income taxes                  (238)     1,219     1,145       735

Income tax expense                          (103)       410       405       239
                                         -------    -------   -------   -------
Net income                               $  (135)   $   809   $   740   $   496
                                         ========   =======   =======   ========
Basic earnings per common share          $  (.10)   $   .60   $   .55   $   .37
                                         ========   =======   =======   ========
Diluted earnings per common share        $  (.10)   $   .59   $   .54   $   .35
                                         ========   =======   =======   ========



                                               Year Ended September 30, 2000
                                            ----------------------------------
                                              1st      2nd     3rd       4th
(In thousands, except per share data)       Quarter  Quarter Quarter   Quarter
                                            -------  ------- -------   -------
Interest income                             $6,520   $6,894   $7,405   $7,695

Interest expense                             3,685    3,972    4,279    4,537
                                            -------  ------- -------   -------
Net interest income                          2,835     2,92    3,126    3,158

Provision for loan losses                       75       80      190      761
                                            -------  ------- -------   -------
Net interest income after provision
  for loan losses                            2,760    2,842    2,936    2,397

Noninterest income                             358      295      569      623

Noninterest expense                          2,010    1,978    2,160    2,124
                                            -------  ------- -------   -------
Income before income taxes                   1,108    1,159    1,345      896

Income tax expense                             419      435      501      338
                                            -------  ------- -------   -------
Net income                                  $  689   $  724   $  844   $  558
                                            ======   ======   ======   ======
Basic earnings per common share             $  .49   $  .52   $  .62   $  .41
                                            ======   ======   ======   ======
Diluted earnings per common share           $  .48   $  .51   $  .61   $  .40
                                            ======   ======   ======   ======

                MFB Corp. and Subsidiary Directors and Officers
                               September 30, 2001



MFB CORP. AND MFB FINANCIAL DIRECTORS

M. Gilbert Eberhart (age 67) has served as Secretary of MFB Financial since 1987 and of MFB Corp. since inception. He is also a dentist based in Mishawaka.

Thomas F. Hums (age 68) served as President and Chief Executive Officer of MFB Financial from 1972 until September 1995. He also served as President and Chief Executive Officer of Mishawaka Financial Services, Inc. from 1975 until September 1995. He also served as President and Chief Executive Officer of MFB Corp. from inception until September 1995. He is the current Chairman of MFB Corp. and MFB Financial.

Jonathan E. Kintner (age 58) is an optometrist based in Mishawaka

Christine A. Lauber (age 56) is a Certified Public Accountant in private practice in South Bend, Indiana.

Michael J. Marien (age 54) is a Sales Representative with Signode Corporation, a division of ITW.

Charles J. Viater (age 47) has served as President and Chief Executive Officer of MFB Corp., MFB Financial and Mishawaka Financial Services, Inc. since September 1995. He previously served as Executive Vice President for Amity
Federal Savings Bank and Chief Financial Officer of Amity Bancshares, Inc. beginning in December 1990.

Reginald H. Wagle (age 59) has served as Vice President of Memorial Health Foundation since 1992. Until 1992, he was a free-lance political consultant and until 1991, he also served as District Director for the Office of United States Representative John P. Hiler, Third Congressional District of Indiana.

MFB FINANCIAL EXECUTIVE OFFICERS

Charles J. Viater                               Thomas J. Flournoy
President and Chief Executive Officer*          Vice President and
                                                Chief Financial Officer

Donald R. Kyle                                  M. Gilbert Eberhart
Executive Vice President and                    Secretary*
Chief Operating Officer


* Holds same position with MFB Corp.

                MFB Corp. and Subsidiary Shareholder Information
                               September 30, 2001



Market Information

     The common stock of MFB Corp. is traded on the National Association of Securities Dealers Automated Quotation System, National Market System, under the symbol "MFBC." As of September 30, 2001, there were approximately 532 shareholders of record. The following table sets forth market price (based on daily closing prices) and dividend information for the Company's common stock for the periods indicated.

                                                                   Dividend
Fiscal Quarters Ended           High Trade       Low Trade         Declared
---------------------           ----------       ---------         --------
December 31, 1999                 $20.00          $15.50             $.090
March 31, 2000                     17.62           15.25              .095
June 30, 2000                      17.00           16.00              .095
September 30, 2000                 19.75           15.75              .095
December 31, 2000                  17.87           16.00              .095
March 31, 2001                     20.12           16.75              .100
June 30, 2001                      20.50           18.39              .100
September 30, 2001                 21.50           18.00              .100

Transfer Agent and Registrar
         Registrar and Transfer Company
         10 Commerce Drive
         Cranford, NJ 07016

Special Counsel
         Barnes & Thornburg
         1313 Merchants Company Building
         11 South Meridan Street
         Indianapolis, IN 46204

Independent Auditors
         Crowe, Chizek and Company LLP
         330 East Jefferson Blvd.
         South Bend, IN 46624

                MFB Corp. and Subsidiary Shareholder Information
                               September 30, 2001



Shareholder and General Inquiries

     The Company is required to file an Annual Report on Form 10-K for its fiscal year ended September 30, 2001 with the Securities and Exchange Commission. Copies of this annual report may be obtained without charge upon written request to:

                  Charles J. Viater
                  President and Chief Executive Officer
                  MFB Corp.
                  121 South Church Street
                  PO Box 528
                  Mishawaka, IN 46546


Office Locations


Main Office
121 S. Church St.
Mishawaka, IN 46544

Branch Office
402 W. Cleveland Rd.
Mishawaka, IN 46545

Branch Office
100 E. Wayne Street
Suite 150
South Bend, IN 46601

Branch Office
411 W. McKinley Ave.
Mishawaka, IN 46545

Branch Office
2427 Mishawaka Ave.
South Bend, IN 46615

Branch Office
25990 County Road 6
Elkhart, IN 46514

Branch Office
2304 Lincolnway East
Goshen, IN 46526

                                 MFB FINANCIAL