Form 10-K, Exhibit 13
period 2002-09-30
MFB CORP
filed 2002-12-24
CIK 916396

ANNUAL REPORT
                                 TO SHAREHOLDERS



                                TABLE OF CONTENTS
                                                     Page

Letter to Shareholders ..............................   1
Selected Consolidated Financial Data ................   2
Management's Discussion and Analysis ................   3
Report of Independent Auditors ......................  19
Consolidated Balance Sheets .........................  20
Consolidated Statements of Income ...................  21
Consolidated Statements of Shareholders' Equity .....  22
Consolidated Statements of Cash Flows ...............  24
Notes to Consolidated Financial Statements ..........  26
Directors and Executive Officers ....................  54
Shareholder Information .............................  55


DESCRIPTION OF BUSINESS

MFB Corp. is an Indiana unitary savings and loan holding company organized in 1993, and parent company of its wholly owned savings bank subsidiary, MFB Financial (the "Bank"). MFB Corp. and the Bank (collectively referred to as the "Company") conduct business from their main office in Mishawaka, Indiana, and six branch locations in St. Joseph and Elkhart Counties of Indiana. The Bank offers a variety of lending, deposit, trust and other financial services to its retail and commercial customers. The Bank's wholly-owned subsidiary, Mishawaka Financial Services, Inc., offers general property, casualty and life insurance to customers in the Bank's market area. The Bank's wholly-owned subsidiaries, MFB Investments I, Inc., MFB Investments II, Inc. and MFB Investments, LP are Nevada corporations and a Nevada limited partnership that manage a portion of the Bank's investment portfolio.

MESSAGE TO OUR SHAREHOLDERS


         On behalf of the Board of Directors, our management team and all the employees of MFB Corp. ("the Company") and its subsidiary, MFB Financial ("the Bank"), it is my pleasure to provide you with our Annual Report for the fiscal year ended September 30, 2002.
         This has been a tumultuous year to say the least. The reality of an economic recession, the anxiety created by the threat of war in the Middle East, and corporate malfeasance that has shaken investor confidence to its core, all coming on the heels of September 11th, have clearly placed us in uncharted waters. In fact, the combination of these events and circumstances may best be depicted as the economic equivalent of the "perfect storm".
         Unfortunately, MFB Financial was not immune to the impact and fallout of these events. Specifically, the demise of Worldcom, Inc. was felt quite directly. What was an investment quality bond holding in mid-June became almost worthless just 60 days later. The economic struggles of the past year contributed to the need to make significant additions to our loan loss reserves during the year as well.
         Nonetheless, this has been another significant year of progress for the Bank. We continued to grow our core business and our presence in the community. The Bank's total assets grew to $421.2 million. Core deposit relationships continued to grow as well and by year end represented 40% of total deposits for the Bank, an all-time high. Non-interest income (excluding security gains and losses) once again improved, reaching $3.1 million, an impressive 17.5% increase over the prior year. Gains on the sale of loans during the year amounted to $1.6 million compared to $1.0 million last year. Significant increases also occurred in deposit fees, trust fees and insurance commissions
         Earnings for the year were also impacted by a $1.4 million increase in operating expenses. However, the most significant element of this increase was the addition of key management personnel that will support our long term growth strategy.
         The Company generated net income of $649,000 ($0.47 diluted earnings per common share) during the year despite $3.4 million in provisions to the loan loss reserve and the $895,000 writedown of the Worldcom investment during the year. Nonetheless, book value per common share outstanding declined only slightly to $25.53 and the Company increased the annualized dividend rate to $0.42 per share, the sixth increase in as many years. The market value of the Company's shares increased from $19.15 per share at September 30, 2001 to $21.89 per share at September 30, 2002.
         Consumers are concerned about the future. Unemployment rates are rising. Local businesses have felt the impact and profits are being squeezed. This landscape presents unique challenges in managing our business and we face those challenges confidently. As always, we remain committed to generating long term value to our shareholders.


                                                    /s/ Charles J. Viater
                                                     Charles J. Viater
                                         President and Chief Executive Officer

                                                       MFB CORP. AND SUBSIDIARY

(1) Net income divided by average total assets.
(2) Net income divided by average total equity.
(3) Interest rate spread is calculated by subtracting average interest rate cost from average interest rate earned.
(4) Net interest income divided by average interest-earning assets.
(5) Dividends declared per common share divided by basic earnings per common share.
(6) Total equity divided by total assets.



                      SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data of MFB Corp. and its subsidiary is qualified in its entirety by, and should be read in conjunction with the consolidated financial statements, including notes thereto, included elsewhere in this Annual Report.

                                                                                    At September 30,
                                                                                      (In Thousands)
                                                           2002           2001            2000           1999           1998
                                                           ----           ----            ----           ----           ----
Summary of Financial Condition:
Total assets                                           $   421,200     $   413,084    $   396,003    $   346,454     $   314,961
Loans receivable                                           316,391         311,613        317,178        270,102         232,060
Allowance for loan losses                                    5,143           4,632          1,672            638             454
Loans held for sale, net                                     6,404           3,074          6,495          8,062          13,517
Cash and cash equivalents                                   27,582          34,223         14,544         12,062          17,904
Securities, including FHLB stock                            59,892          54,167         47,930         47,666          46,456
Deposits                                                   264,377         245,179        239,394        201,407         180,666
Securities sold under agreements to repurchase                   -          11,022          9,143          6,566           2,366
FHLB advances                                              119,215         119,685        112,152        104,226          92,726
Shareholders' equity                                        33,952          34,380         32,514         31,182          30,886

                                                                                Years Ended September 30,
                                                                                        (In Thousands)
                                                           2002           2001            2000           1999           1998
                                                           ----           ----            ----           ----           ----
Summary of Operating Results:
Interest income                                        $    25,765     $     30,024   $    28,555    $    24,287     $    20,859
Interest expense                                            13,829          17,972         16,473         14,448          12,204
                                                       -----------     -----------    -----------    -----------     -----------
     Net interest income                                    11,936          12,052         12,082          9,839           8,655
Provision for loan losses                                    3,369           3,096          1,106            230             120
                                                       -----------     -----------    -----------    -----------     -----------
     Net interest income after provision
         for loan losses                                     8,567           8,956         10,976          9,609           8,535
Noninterest income
     Net gains from sales of loans                           1,578           1,046            525            366             333
     Service charges on deposit accounts                     1,049             903            666            362             234
     Trust fee income                                          298             213            146             29               -
     Insurance commissions                                     158             140            149            148             143
     Net gains (losses) on  securities                        (934)            (52)           (41)             4               8
     Other                                                      66             377            226            270             229
                                                       -----------     -----------    -----------    -----------     -----------
         Total noninterest income                             2215           2,627          1,671          1,179             947
Noninterest expense
     Salaries and employee benefits                          5,922           4,944          4,668          3,847           3,414
     Occupancy and equipment expense                         1,483           1,370          1,148            938             754
     Data processing expense                                   669             517            443            380             385
     Other expense                                           2,041           1,891          1,880          1,834           1,076
                                                       -----------     -----------    -----------    -----------     -----------
         Total noninterest expense                          10,115           8,722          8,139          6,999           5,629
                                                       -----------     -----------    -----------    -----------     -----------
Income before income taxes                                     667           2,861          4,508          3,789           3,853
Income tax expense                                              18             951          1,693          1,585           1,617
                                                       -----------     -----------    -----------    -----------     -----------
     Net income                                        $       649     $     1,910    $     2,815    $     2,204     $     2,236
                                                       ===========     ===========    ===========    ===========     ===========
Supplemental Data:
Basic earnings per common share                        $     0.49      $    1.42      $     2.04     $     1.56      $    1.44
Diluted earnings per common share                            0.47           1.38            2.00           1.51           1.37
Dividends declared per common share                          .415           .395            .375           .355           .335
Book value per common share                                 25.53          25.72           23.93          21.96          20.95
Return on assets (1)                                         0.16%           .47%            .75%           .66%           .80%
Return on equity (2)                                         1.84           5.75            8.88           6.97           6.69
Interest rate spread (3)                                     2.63           2.65            2.89           2.57           2.54
Net yield on average interest-earning assets (4)             2.98           3.08            3.34           3.01           3.17
Dividend pay-out ratio (5)                                  84.69          27.82           18.38          22.76          23.26
Equity-to-assets (6)                                         8.06           8.32            8.21           9.00           9.81
Non-performing assets to total loans                         1.88            .89             .02            .03            .05
Allowance for loan losses to total loans                     1.63           1.49             .53            .24            .20

                                        6
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

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

Interest income is a function of the balances of loans and investments outstanding during a given period and the yield earned on such loans and investments. Interest expense is a function of the amount of deposits and borrowings outstanding during the same period and interest rates paid on such deposits and borrowings. The Company's earnings are also affected by the Bank's provisions for loan losses, service charges, fee income, gains from sales of loans, mortgage loan servicing fees, income from subsidiary activities, operating expenses and income taxes.

Certain of the Company's accounting policies are important to the portrayal of the Company's financial condition, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. Estimates associated with these policies are susceptible to material changes as a result of changes in facts and circumstances. Facts and circumstances which could effect these judgments include, but without limitation, changes in interest rates, in the performance of the economy or in the financial condition of borrowers. Management believes that its critical accounting policies include determining the allowance for loan losses, determining the fair value of securities and other financial instruments and the valuation of mortgage servicing rights. The Company's critical accounting policies are discussed in detail in Note 1 of the Notes to the Consolidated Financial Statements under "Securities," "Mortgage Banking Activities," and "Loans Receivable."


















COMPARISON OF FISCAL YEARS ENDED SEPTEMBER 30, 2002 AND  2001

RESULTS OF OPERATIONS

Consolidated net income for the Company for the year ended September 30, 2002 was $649,000 or $0.47 diluted net income per common share compared to $1.9 million or $1.38 diluted net income per common share for the same period in 2001. The decline in net income was primarily attributable to an increased provision for loan losses, increased securities losses and an increase in noninterest expense in 2002 partially offset by increased noninterest income (excluding the securities losses) and decreased income tax expense.

Net interest income totaled $11.9 million for the year ended September 30, 2002 compared to $12.1 million for the same period one year ago. Interest income decreased $4.3 million during the year ended September 30, 2002 compared to the same period in 2001. The decrease was primarily due to reduction in overall rates during the year, particularly on mortgage, commercial and consumer loans, investment securities and deposits in other financial institutions. Interest expense decreased $4.1 million reflecting the reduction in interest rates. Despite increases in the volume of interest earning assets and interest bearing liabilities over the prior year, net interest income decreased as a result of the decline in the interest rates earned on interest earning assets slightly exceeding the decline in interest rates paid on interest bearing liabilities. The yield on interest-earning assets decreased 124 basis points from 7.67% in 2001 to 6.43% in 2002. The average interest rate paid on interest-bearing liabilities decreased 122 basis points from 5.02% to 3.80% during the same period, and as a result, the interest rate spread decreased two basis points from 2.65% to 2.63% in 2002.

The provision for loan losses is determined in conjunction with management's review and evaluation of current economic conditions, changes in the character and size of the loan portfolio, loan delinquencies (current status as well as past trends), adequacy of collateral securing impaired and delinquent loans, historical and estimated net charge-offs and other pertinent information. During the fiscal year ended September 30, 2002, the Bank continued to experience growth in the commercial loan portfolio. Based on the factors above, the provision for loan losses increased from $3.1 million for the year ended September 30, 2001 to $3.4 million for the year ended September 30, 2002. For the year, the provision was charged $1.25 million related to a commercial loan to a furniture manufacturing company. The provision was also charged $770,000 for increases in loss allocations on certain commercial loans from information obtained from a required periodic examination completed in August 2002 by the Office of Thrift Supervision (OTS). A charge to the provision of $1.8 million was taken last year on a loan to an auto dealership that declared bankruptcy. The Bank continues to improve its loan review and risk assessment procedures giving particular consideration to the risks related to the growing commercial loan portfolio and the risk of loss for $6.6 million of commercial loans classified as impaired at the end of the year.

Noninterest income decreased from $2.6 million for the twelve months ended September 30, 2001 to $2.2 million for the year ended September 30, 2002. The noninterest income decrease was primarily due to the $895,000 write down of a $1.0 million WorldCom corporate note investment included in net losses on securities available for sale. Service charges on deposit accounts, trust fee income, insurance commissions and net gains from sale of loans reflected strong growth from 2001 to 2002. The decline in the overall interest rate environment resulted in a significant increase in mortgage loan originations and subsequent mortgage loan sales to the secondary market. Other noninterest income declined primarily due to reductions in loan servicing fees net of amortization of mortgage servicing rights and increased low income housing partnership equity loss.


Noninterest expense increased from $8.7 million to $10.1 million for the comparable twelve month periods ending September 30. These noninterest expense increases are primarily attributable to staffing increases and expenses incurred in the offering of additional services to the Bank's customers. The significant growth in salaries and benefits is the result of staffing several key positions in the organization designed to position the Bank for growth in the coming years.

BALANCE SHEET COMPOSITION

Cash and cash equivalents decreased $6.6 million from $34.2 million as of September 30, 2001 to $27.6 million as of September 30, 2002. Net cash used in investing activities of $14.7 million was partially offset by net cash provided by operating activities and financing activities amounting to $1.5 million and $6.6 million, respectively.

As of September 30, 2002, the total securities available for sale portfolio amounted to $53.6 million, an increase of $5.7 million from $47.9 million at September 30, 2001. The securities portfolio activity included security purchases of $56.1 million, security maturities and sales totaling $27.1 million, principal payments on mortgage-backed and related securities of $21.5 million and a $1.2 million decrease due to market value declines and losses on securities available for sale.

As of September 30, 2002, loans receivable were $316.4 million, an increase of $4.8 million from $311.6 million as of September 30, 2001. Commercial loans outstanding increased by $15.6 million from $105.6 million at September 30, 2001 to $121.1 million at September 30, 2002. Consumer loan receivables, which include home equity term loans and lines of credit, increased $500,000 to $27.3 million while residential mortgage loans decreased $11.3 million to $168.7 million at September 30, 2002. Diversification of the asset mix in the balance sheet will continue to be a focus to improve profit margins, control margin volatility and to appeal to a broader range of customers and potential customers. The Company continues to build on its reputation as a quality local lender satisfying the market's desire for local service and local decision making.

During the year ended September 30, 2002, the Company completed secondary market mortgage loan sales totaling $73.9 million, and the net gains realized on these loan sales were $1.6 million, including $914,000 related to recording mortgage loan servicing rights. The mortgage loan sales activity reflected a 28% increase over last year. At September 30, 2002, $6.4 million of loans were classified as loans held for sale compared to $3.1 million at September 30, 2001. The loans sold during the year ended September 30, 2002 were fixed rate mortgage loans with maturities of fifteen years or longer. The sale of mortgage loans serves as a source of additional liquidity and management anticipates that the Company will continue to deliver fixed rate loans to the secondary market to meet consumer demand, manage interest rate risk, and diversify the asset mix of the Company. Adjustable rate loans often provide rates of return that are generally superior to other investments that carry similar terms to repricing. The Company anticipates that these loans will continue to be originated and retained in the Bank's portfolio. As part of its efforts to manage interest rate risk, the Company originated and held in its portfolio $4.3 million of fixed rate mortgage loans during 2002. The majority of these loans have an interest rate of 7%

The Company's allowance for loan losses at September 30, 2002 was $5.1 million or 1.63% of loans, up from $4.6 million or 1.49% of loans at the end of last year. The ratio of nonperforming assets to loans was 1.88% at September 30, 2002 compared to 0.89% at September 30, 2001. Based on the evaluation of many factors including current economic conditions, changes in the character and size of the loan portfolio, current and past delinquency trends and historical and estimated net charge-offs, the Company provided $3.4 million to its allowance for loan losses during the year ended September 30, 2002 and $3.1 million for the prior year ended September 30, 2001. Net charge offs deducted from the allowance for loan losses were $2.9 million for the year ended September 30, 2002 compared to $137,000 last year. A total of $2.6 million of the charge offs this year were on two specific commercial loan relationships. A total of $1.6 million of these charge offs were specifically provided for as part of the previous year's $3.1 million provision.

Total deposits increased $19.2 million to $264.4 million as of September 30, 2002 from $245.2 million as of September 30, 2001. Core deposits consisting of demand, NOW, savings and MMDA accounts increased from $87.0 million to $106.8 million from September 30, 2001 to September 30, 2002. Federal Home Loan Bank ("FHLB") advances decreased from $119.7 million as of September 30, 2001 to $119.2 million as of September 30, 2002. The balance of securities sold under agreement to repurchase was $0 at September 30, 2002 reflecting the Company's decision to implement utilization of a third party mutual fund beginning in September, 2002 to provide cash management services to certain corporate customers. The growth in deposits primarily funded the increase in loans and securities during the year.

Total shareholders' equity decreased from $34.4 million as of September 30, 2001 to $34.0 million as of September 30, 2002. The decreases to equity resulted mainly from a $239,000 adjustment to reflect the decrease in the market value of securities available for sale, net of tax; net treasury stock transactions at a cost of $340,000 and cash dividend payments of $554,000 offset by the net income of $649,000. The book value of MFB Corp. common stock, based on the actual number of shares outstanding, decreased from $25.72 at September 30, 2001 to $25.53 at September 30, 2002.

COMPARISON OF FISCAL YEARS ENDED SEPTEMBER 30, 2001 AND  2000

RESULTS OF OPERATIONS

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

Net interest income totaled $12.05 million for the year ended September 30, 2001 compared to $12.08 million for the period ending September 30, 2000. The slight decrease in net interest income from the year ending September 30, 2000 was due to average rate decreases in interest-earning assets and average rate increases on interest-bearing liabilities exceeding the increases to net interest income due to the net growth in volume of those assets and liabilities. Due to overall interest rate decreases throughout the year, the yield on interest-earning assets decreased 22 basis points from 7.89% in 2000 to 7.67% in 2001. The average interest rate paid on interest-bearing liabilities increased one basis point to 5.02% during the same period, and as a result, the interest rate spread decreased 23 basis points from 2.88% to 2.65% in 2001. Interest income increased $1.47 million during the year ended September 30, 2001 compared to the same period in 2000. The increase was primarily due to increased volumes of loans receivable during the year, particularly commercial and consumer loans, and additional earnings derived from deposits in other financial institutions. Interest expense increased $1.50 million reflecting the growth in deposits and borrowed funds.

The provision for loan losses is determined in conjunction with management's review and evaluation of current economic conditions, changes in the character and size of the loan portfolio, loan delinquencies (current status as well as past trends), adequacy of collateral securing delinquent and impaired loans, historical and estimated net charge-offs and other pertinent information. During the fiscal year ended September 30, 2001 the Bank experienced significant growth in the commercial loan portfolio. The Bank recorded an additional $1.8 million ($1.1 million after tax) to the loan loss reserves in the quarter ended December 31, 2000 as a result of a chapter 11 bankruptcy filing by a commercial borrower. Based on these factors, the provision for loan losses increased from $1.1 million for the year ended September 30, 2000 to $3.1 million for the year ended September 30, 2001.

Noninterest income increased from $1.7 million for the year ended September 30, 2000 to $2.6 million for the twelve months ended September 30, 2001. The noninterest income increases are primarily due to fees generated from the increasing number of core deposit relationships, income generated from the Bank's trust department and net realized gains from loan sales. The decline in the overall interest rate environment resulted in a significant increase in mortgage loan originations and subsequent mortgage loan sales.

Noninterest expense increased from $8.1 million to $8.7 million for the comparable twelve month periods ending September 30. These noninterest expense increases are primarily attributable to staffing increases and expenses incurred in the offering of additional services to the Bank's customers.

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

As of September 30, 2001, loans receivable were $311.6 million, a decrease of $5.6 million from $317.2 million as of September 30, 2000. Commercial loans outstanding increased by $14.5 million from $91.1 million at September 30, 2000 to $105.6 million at September 30, 2001. Consumer loan receivables, which include home equity term loans and lines of credit, increased $1.8 million to $26.8 million while residential mortgage loans receivables decreased $21.9 million to $180.2 million at September 30, 2001. However, loans originated for sale for the year ended September 30, 2001 grew to $53.9 million from $20.3 million in the prior year.

The Company's allowance for loan losses increased from $1.7 million at September 30, 2000 to $4.6 million at September 30, 2001 due to the $3.1 million provision for loan losses for the year. Included in the provision was $1.8 million recorded in the fiscal first quarter as a result of a Chapter 11 bankruptcy filing of a commercial customer. A total of $137,000 in charge offs were recorded for the year ended September 30, 2001.



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

ASSET/LIABILITY MANAGEMENT

The Company is subject to interest rate risk to the extent that its interest-bearing liabilities, primarily deposits and Federal Home Loan Bank
(FHLB) advances, reprice more rapidly or at different rates than its interest-earning assets.

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

As part of its efforts to monitor and manage interest rate risk, the Company uses the Net Portfolio Value ("NPV") methodology adopted by the Office of Thrift Supervision (OTS) as part of its capital regulations. In essence, this approach calculates the difference between the present value of expected cash flows from assets and the present value of expected cash flows from liabilities, as well as cash flows from off-balance-sheet contracts. The difference is the NPV which was 7.15% as of June 30, 2002, (the most recently available data). Management and the Board of Directors review the OTS measurements on a quarterly basis to determine whether the Company's interest rate exposure is within the limits established by the Board of Directors in the Company's interest rate risk policy.

The Company's asset/liability management strategy dictates acceptable limits on the amounts of change in NPV given certain changes in interest rates. The tables presented here, as of June 30, 2002 and 2001, are an analysis of the Company's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up 300 basis points and down 300 basis points (Due to the abnormally low interest rate environment at June 30, 2002, data was not available from the OTS for the shift downward in rates by 200 and 300 basis points).



As illustrated in both the June 30, 2002 and June 30, 2001 tables below, the Company's interest rate risk is slightly sensitive to both rising and declining rates. This occurs primarily because, as rates rise, the market value of fixed-rate loans declines due to both the rate increases and slowing prepayments. When rates decline, the Company does not experience a significant rise in market value for these loans because borrower prepayments increase. The aggregate value of the Bank's deposits and borrowings change in approximately the same proportion in rising and falling rate scenarios. At June 30, 2002, the methodology reflects a lower sensitivity to increases in rates than in the prior year presented below. This is due to the comparable positive effect an increase in rates would have in relation to the offsetting valuations of the Company's fixed rate loan and fixed rate FHLB borrowings for both years.


                                  June 30, 2002
     Change in
  Interest Rates                                                                    NPV as % of Portfolio
    In Basis                             Net Portfolio Value                             Value of Assets
     Points                                                                     NPV
  (Rate Shock) (1)       $ Amount         $ Change          % Change            Ratio             Change (1)
                                              (Dollars in Thousands)


          +300             $22,559          $(7,717)          (25)%              5.61                (154) bp

          +200              26,524           (3,752)          (12)               6.47                 (68) bp

          +100              29,299          (   977)         (  3)               7.02                 (13) bp

             0              30,276                                               7.15

          (100)             28,773          ( 1,503)           (5)               6.72                 (43) bp


 (1) Expressed in basis points

Specifically, the June 30, 2002 table indicates that the Company's NPV was $30.3 million or 7.15% of the market value of portfolio assets. Based upon the assumptions utilized, an immediate 200 basis point increase in market interest rates would result in a $3.8 million or 12.0% decline in the Company's NPV and would result in a 68 basis point or 9.5% decline in the Company's NPV ratio to 6.47%. Conversely, an immediate 100 basis point decrease in market interest rates would result in a $1.5 or 5.0% decrease in the Company's NPV, and a 43 basis point or 6.0% decrease in the Company's NPV ratio to 6.72%.











                                  June 30, 2001
     Change in
  Interest Rates                                                                    NPV as % of Portfolio
    In Basis                             Net Portfolio Value                             Value of Assets
       Points                                                                        NPV
   (Rate Shock)(1)            $ Amount          $ Change      % Change              Ratio           Change (1)
                                            (Dollars in Thousands)

          +300             $     23,394     $    (14,281)         (38)%              5.77%           (306)bp

          +200                   29,361           (8,315)         (22)               7.11            (172)bp

          +100                   34,180           (3,496)          (9)               8.13             (70)bp

             0                   37,676                                              8.83

          (100)                  38,299              623            2                8.88               5 bp

          (200)                  36,818             (858)          (2)               8.46             (37)bp

          (300)                  34,298           (3,378)          (9)               7.81            (102)bp

(1)  Expressed in basis points

Specifically, the June 30, 2001 table indicates that the Company's NPV was $37.7 million or 8.83% of the market value of portfolio assets. Based upon the assumptions utilized, an immediate 200 basis point increase in market interest rates would result in a $8.3 million or 22% decline in the Company's NPV and would result in a 172 basis point or 19.5% decline in the Company's NPV ratio to 7.11%. Conversely, an immediate 200 basis point decrease in market interest rates would result in only a $858,000 or 2% decrease in the Company's NPV, and only a 37 basis point or 4.2% decrease in the Company's NPV ratio to 8.46%.

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

In evaluating the Company's exposure to interest rate movements, certain shortcomings inherent in the method of analysis presented in the foregoing tables must be considered. For example, although certain assets and liabilities may have similar maturities or repricing periods, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in interest rates. Additionally, certain assets, such as adjustable rate mortgages (ARM's), have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a significant change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed above. Finally, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase. The Company considers all of these factors in monitoring its exposure to interest rate risk.

The Board of Directors and management of the Company believe that certain factors afford the Company the ability to operate successfully despite its exposure to interest rate risk. The Company manages its interest rate risk by originating and retaining adjustable rate loans in its portfolio and by normally selling currently originated fixed rate one-to-four family real estate loans. Loans classified as held for sale as of September 30, 2002 totaled $6.4 million. The Company retains the servicing on loans sold in the secondary market and, at September 30, 2002, $132.6 million of such loans were being serviced for others.

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

AVERAGE BALANCE SHEETS

The following are the average balance sheets for the years ended September 30:

                                                                2002               2001            2000
                                                               Average            Average         Average
                                                             Outstanding        Outstanding     Outstanding
                                                               Balance            Balance         Balance
                                                                              (In Thousands)
Assets:
Interest earning assets:
     Interest-bearing deposits                              $     22,797        $     18,422    $      4,536
     Mortgage-backed securities (1)                               26,261              19,707          19,191
     Other securities available for sale (1)                      30,216              28,589          25,576
     FHLB stock                                                    6,308               6,308           5,853
     Loans held for sale (2)                                         353                 293           3,837
     Loans receivable (3)                                        314,210             317,403         300,717
                                                            ------------        ------------    ------------
         Total interest-earning assets                           400,145             390,722         359,710
Noninterest-earning assets, net
  of allowance for loan losses                                    17,675              17,168          17,335
                                                            ------------        ------------    ------------

         Total assets                                       $    417,820        $    407,890    $    377,045
                                                            ============        ============    ============

Liabilities and shareholders' equity:
Interest-bearing liabilities:
     Savings accounts                                       $     19,249        $     15,946    $     15,218
     NOW and money market accounts                                59,433              51,520          40,583
     Certificates of deposit                                     155,519             167,519         156,855
     Repurchase agreements                                         9,988               8,416           7,718
     FHLB advances                                               119,297             114,903         108,759
                                                            ------------        ------------    ------------
         Total interest-bearing liabilities                      363,486             358,304         329,133
Other liabilities                                                 19,020              16,333          16,222
                                                            ------------        ------------    ------------
              Total liabilities                                  382,506             374,637         345,355

Shareholders' equity:
     Common stock                                                 12,944              13,077          13,065
     Retained earnings                                            30,402              28,227          26,541
     Net unrealized gain (loss) on
       securities available for sale                                (196)               (434)           (921)
     Less common stock acquired by:
         Employee stock ownership plan                                 -                   -            (131)
     Treasury stock                                               (7,836)             (7,617)         (6,864)
                                                            -------------       ------------    ------------
     Total shareholders' equity                                   35,314              33,253          31,690
                                                            ------------        ------------    ------------
     Total liabilities and
       shareholders' equity                                 $    417,820        $    407,890    $    377,045
                                                            ============        ============    ============

(1) Average outstanding balances reflect unrealized gain (loss) on securities available for sale. (2) Average outstanding balances reflect unrealized gain
(loss) on loans held for sale. (3) Total loans less deferred net loan fees and loans in process.

INTEREST RATE SPREAD

The following table sets forth the average effective interest rate earned by the Company on its consolidated loan and investment portfolios, the average effective cost of the Company's consolidated deposits, repurchase agreements and FHLB borrowings, the interest rate spread of the Company, and the net yield on average interest-earning assets for the periods presented. Average balances are based on daily average balances.

                                                                             Year ended September 30,
                                                                       2002            2001             2000
                                                                       ----            ----             ----
Average interest rate earned on:
     Interest-bearing deposits                                          1.88%           5.03%            6.39%
     Mortgage-backed securities (1)                                     4.39            6.26             6.60
     Other securities available for sale (1)                            4.67            6.11             6.71
     FHLB stock                                                         6.31            7.86             8.13
     Loans held for sale                                                6.23            7.17             7.48
     Loans receivable                                                   7.11            8.05             8.11
         Total interest-earning assets                                  6.43            7.67             7.89

Average interest rate of:
     Savings accounts                                                   1.12            2.25             2.44
     NOW and money market accounts                                      1.18            2.42             2.60
     Certificates of deposit                                            3.85            5.65             5.48
     Repurchase agreements                                              1.54            3.47             3.89
     FHLB advances                                                      5.68            5.75             5.65
         Total interest-bearing liabilities                             3.80            5.02             5.01

Interest rate spread (2)                                                2.63            2.65             2.88
Net yield on interest-earning assets (3)                                2.98            3.08             3.33


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

The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected the Company's consolidated interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in rate (i.e., changes in rate multiplied by old volume) and (2) changes in volume (i.e., changes in volume multiplied by old rate). Changes not solely attributable to rate or volume have been allocated proportionately to the change due to volume and the change due to rate.

Year ending September 30, 2002
compared to year ended                                        Total Net         Due to          Due to
September 30, 2001                                             Change            Rate           Volume
                                                               ------            ----           ------
                                                                            (In Thousands)
Interest-earning assets:
     Interest-bearing deposits                               $       (498)   $       (680)    $        182
     Securities                                                      (338)           (441)             103
     Mortgage-backed securities                                       (99)           (427)             328
     FHLB stock                                                       (98)            (98)               -
     Loans held for sale                                                1              (3)               4
     Loans receivable                                              (3,227)         (2,972)            (255)
                                                             -------------   -------------    -------------
         Total                                                     (4,259)         (4,621)             362
Interest-bearing liabilities:
     Savings accounts                                                (142)           (205)              63
     NOW and money market accounts                                   (547)           (716)             169
     Certificates of deposit                                       (3,482)         (2,844)            (638)
     Repurchase agreements                                           (138)           (185)              47
     FHLB advances                                                    166             (84)             250
                                                             ------------    -------------    ------------
         Total                                                     (4,143)         (4,034)            (109)
                                                             -------------   -------------    -------------
Change in net interest income                                $       (116)   $       (587)    $        471
                                                             =============   =============    ============

Year ending September 30, 2001
compared to year ended                                        Total Net         Due to          Due to
September 30, 2000                                             Change            Rate           Volume
                                                               ------            ----           ------
                                                                            (In Thousands)
Interest-earning assets:
     Interest-bearing deposits                               $        637    $        (74)    $        711
     Securities                                                        20            (166)             186
     Mortgage-backed securities                                       (81)            (66)             (15)
     FHLB stock                                                        20             (16)              36
     Loans held for sale                                             (266)            (12)            (254)
     Loans receivable                                               1,139            (195)           1,334
                                                             ------------    -------------    ------------
         Total                                                      1,469            (529)           1,998
Interest-bearing liabilities:
     Savings accounts                                                 (13)            (30)              17
     NOW and money market accounts                                    192             (77)             269
     Certificates of deposit                                          866             269              597
     Repurchase agreements                                             (8)            (34)              26
     FHLB advances                                                    462             110              352
                                                             ------------    ------------     ------------
         Total                                                      1,499             238            1,261
                                                             ------------    ------------     ------------
Change in net interest income                                $        (30)   $       (767)    $        737
                                                             ============    ============     ============

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

Liquid assets were $81.7 million as of September 30, 2002 compared to $83.6 million as of September 30, 2001. This $1.9 million decrease was due to a $7.6 million decrease in cash and cash equivalents and interest-bearing time deposits in other financial institutions, offset by a $5.7 million increase in securities available for sale. The sale of fixed rate loan production throughout the year, along with the growth in deposits has provided sources of additional liquidity. Management believes the Company's liquidity level as of September 30, 2002 is sufficient to meet anticipated liquidity needs.

The cash flow statements provide an indication of the Company's sources and uses of cash as well as an indication of the ability of the Company to maintain an adequate level of liquidity. A discussion of the changes in the cash flow statements for the years ended September 30, 2002, 2001 and 2000 follows.

During the year ended September 30, 2002, net cash and cash equivalents decreased $6.6 million from $34.2 million at September 30, 2001 to $27.6 million at September 30, 2002.

The Company experienced a net increase in cash from operating activities of $1.5 million during the year primarily attributable to net income of $649,000 adjusted for the provision for loan losses of $3.4 million, and offset by the net cash outflow for the year on mortgage loan originations and sales. The Bank continued to originate, sell and deliver fixed rate, owner-occupied residential mortgage loans on a "Best Efforts" delivery program basis. This program allows the Bank to commit loans for delivery to investors at prices that are determined prior to loan approval. In the event that loans are not closed and therefore not delivered, the Bank incurs no penalty. The strategy reduces interest rate risk exposure by minimizing the volume of loans closed and carried in the held for sale loan portfolio.

The $14.7 million decrease in cash from investing activities for the year ended September 30, 2002 was primarily related to investment security purchases exceeding maturities and sales by $7.6 million, and by principal loan originations exceeding loan payments by $7.6 million.

Financing activities generated net cash of $6.6 million for the year ended September 30, 2002. The net cash was provided primarily from net deposit increases of $19.2 million, partially offset by decreases of $11.5 million in repurchase agreements and FHLB borrowings.

During the year ended September 30, 2001, net cash and cash equivalents increased $19.7 million from $14.5 million at September 30, 2000 to $34.2 million at September 30, 2001.

The Company's net increase in cash from operating activities of $7.6 million during that year was primarily attributable to the net income of $1.9 million adjusted for the provision for loan losses of $3.1 million and the net cash inflow for the year on mortgage loan originations and sales.


The $1.5 million decrease in cash from investing activities for the year ended September 30, 2001 was primarily related to investment security purchases exceeding maturities and sales by $11.9 million, $1.5 million of time deposit purchases, and $1.0 million of fixed asset purchases, offset by principal loan payments exceeding loan originations by $5.4 million and $7.5 million of mortgage-backed securities principal payments.

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

As of September 30, 2002, management is not aware of any current recommendations by regulatory authorities which, if they were to be implemented, would have, or are reasonably likely to have, a material adverse effect on the Company's liquidity, capital resources or operations.

NEW ACCOUNTING PRONOUNCEMENTS

As of October 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," and ("SFAS") No. 142, "Goodwill and Other Intangible Assets." The new accounting standards require all business combinations to be recorded using the purchase method of accounting (SFAS 141) for any transaction initiated after June 30, 2001 and change intangible asset amortization requirements (SFAS 142). Under the purchase method, all identifiable tangible and intangible assets and liabilities of the acquired company must be recorded at fair value at date of acquisition, and the excess of cost over fair value of net assets acquired is recorded as goodwill. Identifiable intangible assets must be separated from goodwill. Identifiable intangible assets with finite useful lives will be amortized under the new standard, whereas goodwill, both amounts previously recorded and future amounts purchased, will cease being amortized starting in 2002. Annual impairment testing will be required for goodwill with impairment being recorded if the carrying amount of goodwill exceeds its implied fair value. Adoption of these standards on October 1, 2002 will not have a material effect on the Company's financial statements.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" which will be adopted by the Company on July 1, 2003. The new accounting standard addresses accounting for obligations associated with the retirement of tangible, long-lived assets and requires a liability to be recognized for the fair value of any such obligations. Adoption of this standard on July 1, 2003 is not expected to have a material effect on the Company's consolidated financial position or results of operations.

On July 1, 2002, the Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This new accounting standard establishes more restrictive requirements for the classification of assets as "held for sale" and also expands the types of dispositions that are to be accounted for as discontinued operations. Adoption of this standard on July 1, 2002 did not have a material effect on the Company's consolidated financial position or results of operations.

As of October 1, 2002 , the Company adopted Statement of Financial Accountings Standards ("SFAS") No. 147, "Acquisitions of Certain Financial Institutions." The new accounting standard superseded SFAS No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions." SFAS No. 147 provides guidance on the accounting for the acquisition of a financial institution, and applies to all such acquisitions except those between two or more mutual enterprises. Adoption of this standard on October 1, 2002 will not have a material effect on the Company's financial statements.

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

FORWARD LOOKING STATEMENTS

When used in this filing and in future filings by the Company with the Securities and Exchange Commission, in the Company's press releases or other public or shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases, "anticipate," "would be," "will allow," "intends to," "will likely result," "are expected to," will continue," "is anticipated," "estimated," "project," or similar expressions are intended to identify, "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to risks and uncertainties, including but not limited to changes in the financial condition of issuers of the Company's investments and borrowings, changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area, and competition, all or some of which could cause actual results to differ materially from historical earnings and those presently anticipated or projected.

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

                                    REPORT OF INDEPENDENT AUDITORS



Board of Directors and Shareholders
MFB Corp.
Mishawaka, Indiana


We have audited the accompanying consolidated balance sheets of MFB Corp. and Subsidiary as of September 30, 2002 and 2001 and the related consolidated statements of income, shareholders' equity and cash flows for the years ended September 30, 2002, 2001 and 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MFB Corp. and Subsidiary as of September 30, 2002 and 2001, and the results of their operations and their cash flows for the years ended September 30, 2002, 2001 and 2000 in conformity with accounting principles generally accepted in the United States of America.




/s/ Chrowe, Chizek and Company LLP
Crowe, Chizek and Company LLP

South Bend, Indiana
November 12, 2002

The accompanying notes are an integral part of these consolidated financial statements.

                                       21

                            MFB CORP. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
                           September 30, 2002 and 2001


                                                                                    2002                 2001
                                                                                    ----                 ----
ASSETS
Cash and due from financial institutions                                     $      13,647,196    $       7,229,130
Interest-bearing deposits in other financial
  institutions - short-term                                                         13,935,075           26,994,158
                                                                             -----------------    -----------------
     Total cash and cash equivalents                                                27,582,271           34,223,288

Interest-bearing time deposits in other financial institutions                         500,000            1,500,000
Securities available for sale                                                       53,584,736           47,859,663
Federal Home Loan Bank (FHLB) stock, at cost                                         6,307,600            6,307,600
Loans held for sale, net of unrealized losses
     of $-0- in 2002 and 2001                                                        6,404,325            3,073,700

Loans receivable                                                                   316,391,178          311,613,196
   Less:  allowance for loan losses                                                 (5,143,005)          (4,631,981)
                                                                             ------------------   -----------------
     Loans receivable, net                                                         311,248,173          306,981,215

Accrued interest receivable                                                          1,766,189            1,774,284
Premises and equipment, net                                                          5,053,861            5,100,144
Mortgage servicing rights, net of accumulated amortization
  of $605,444 in 2002 and $239,451 in 2001                                           1,616,588            1,068,801
Investment in limited partnership                                                    2,713,593            2,877,088
Other assets                                                                         4,423,059            2,318,389


     Total assets                                                             $    421,200,395     $    413,084,172
                                                                              ================     ================

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
     Deposits
         Noninterest-bearing demand deposits                                 $      20,270,165    $      13,894,743
         Savings, NOW and MMDA deposits                                             86,559,465           73,082,351
         Time deposits                                                             157,547,848          158,202,159
                                                                             -----------------    -----------------
              Total deposits                                                       264,377,478          245,179,253

     Securities sold under agreements to repurchase                                          -           11,021,511
     Federal Home Loan Bank advances                                               119,215,115          119,684,985
     Advances from borrowers for taxes and insurance                                 1,413,660            1,599,356
     Accrued expenses and other liabilities                                          2,241,705            1,219,052
                                                                             -----------------    -----------------
         Total liabilities                                                         387,247,958          378,704,157

Shareholders' equity
     Common stock, no par value, 5,000,000 shares authorized; shares issued:
       1,689,417 - 2002 and 2001; shares outstanding:
       1,330,049 - 2002; 1,336,539 - 2001                                           12,880,716           13,023,255
     Retained earnings - substantially restricted                                   29,183,000           29,088,683
     Accumulated other comprehensive income (loss),
       net of tax of $56,784 in 2002 and $83,004 in 2001                              (194,081)              45,036
     Treasury stock, 359,368 common shares - 2002;
       352,878 common shares - 2001, at cost                                        (7,917,198)          (7,776,959)
                                                                             ------------------   -----------------
         Total shareholders' equity                                                 33,952,437           34,380,015
                                                                             -----------------    -----------------

              Total liabilities and shareholders' equity                     $     421,200,395    $     413,084,172
                                                                             =================    =================

                               MFB CORP. AND SUBSIDIARY
                        CONSOLIDATED STATEMENTS OF INCOME
                  Years ended September 30, 2002, 2001 and 2000



                                                                 2002                2001                2000
                                                                 ----                ----                ----
Interest income
     Loans receivable, including fees
         Mortgage loans                                     $    11,376,164     $    13,709,163    $     14,995,868
         Consumer and other loans                                 2,013,285           2,409,953           1,960,231
         Commercial loans                                         8,962,479           9,458,589           7,748,770
     Securities                                                   2,985,112           3,519,155           3,559,796
     Other interest-earning assets                                  428,318             927,363             290,012
                                                            ---------------     ---------------    ----------------
         Total interest income                                   25,765,358          30,024,223          28,554,677

Interest expense
     Deposits                                                     6,899,988          11,070,863          10,025,303
     Securities sold under agreements
       to repurchase                                                153,509             292,318             300,358
     FHLB advances                                                6,775,439           6,608,615           6,147,365
                                                            ---------------     ---------------    ----------------
         Total interest expense                                  13,828,936          17,971,796          16,473,026

Net interest income                                              11,936,422          12,052,427          12,081,651

Provision for loan losses                                         3,369,431           3,096,594           1,106,393
                                                            ---------------     ---------------    ----------------

Net interest income after provision
  for loan losses                                                 8,566,991           8,955,833          10,975,258

Noninterest income
     Service charges on deposit accounts                          1,048,718             902,887             666,358
     Trust fee income                                               297,727             212,535             145,594
     Insurance commissions                                          158,097             140,084             149,357
     Net losses on securities available for sale                   (933,958)            (51,570)            (38,552)
     Net realized losses from sales of securities
       held to maturity                                                   -                   -              (2,245)
     Net realized gains from sales of loans                       1,578,045           1,046,147             524,969
     Other income                                                    66,457             377,617             225,684
                                                            ---------------     ---------------    ----------------
         Total noninterest income                                 2,215,086           2,627,700           1,671,165

Noninterest expense
     Salaries and employee benefits                               5,922,166           4,943,774           4,668,011
     Occupancy and equipment expense                              1,482,756           1,370,381           1,148,082
     Data processing expense                                        669,177             516,504             442,983
     Other expense                                                2,040,722           1,891,219           1,880,167
                                                            ---------------     ---------------    ----------------
         Total noninterest expense                               10,114,821           8,721,878           8,139,243
                                                            ---------------     ---------------    ----------------

Income before income taxes                                          667,256           2,861,655           4,507,180

Income tax expense                                                   18,719             951,283           1,692,623
                                                            ---------------     ---------------    ----------------
Net income                                                  $       648,537     $     1,910,372    $      2,814,557
                                                            ===============     ===============    ================

Basic earnings per common share                                   $     .49           $    1.42           $    2.04
Diluted earnings per common share                                       .47                1.38                2.00


                             MFB CORP. AND SUBSIDIARY
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                  Years ended September 30, 2002, 2001 and 2000

                                                                        Accumulated
                                                                           Other
                                                                       Comprehensive                                    Total
                                                           Retained    Income (Loss),     Unearned       Treasury    Shareholders'
                                          Common Stock      Earnings      Net of Tax      ESOP Shares       Stock        Equity
                                          ------------      --------      ----------      -----------       -----        ------


Balance at September 30, 1999                13,016,302  $  25,419,722  $    (717,823) $    (222,963) $  (6,313,608)   31,181,630

Purchase of 61,600 shares of treasury stock          -              -               -              -     (1,102,925)   (1,102,925)
Cash dividends declared - $ .375 per share           -        (522,883)             -          7,269              -      (515,614)
Effect of contribution to fund ESOP                  -              -               -        215,694              -       215,694
Market adjustment of 20,857 ESOP shares
           committed to be released             119,701             -               -              -              -       119,701
Comprehensive income:
   Net income for the year end Sept 30,2000          -       2,814,557              -              -              -     2,814,557
   Other comprehensive income (loss)                 -              -        (198,616)             -              -      (198,616)

     Total comprehensive income                      -              -               -              -              -     2,615,941
                                           -------------  -------------  --------------  -------------  ------------- ------------

Balance at September 30, 2000                13,136,003     27,711,396       (916,439)             -     (7,416,533)   32,514,427

Purchase of 34,760 shares of treasury stock          -              -               -              -       (647,398)     (647,398)
Stock option exercise-issuance of 12,850
        shares of treasury stock               (156,893)            -               -              -        286,972       130,079
Tax benefit related to employee stock plan       44,145             -               -                             -        44,145
Cash dividends declared - $ .395 per share           -        (533,085)             -              -              -      (533,085)
Comprehensive income:
   Net income for the year end September 30, 2001    -       1,910,372              -              -              -     1,910,372
   Other comprehensive income (loss)                 -              -         961,475              -              -       961,475

     Total comprehensive income                      -              -               -              -              -     2,871,847
                                           -------------  -------------  --------------  -------------  ------------- ------------

Balance at September 30, 2001                13,023,255     29,088,683         45,036              -     (7,776,959)   34,380,015
                                           -------------  -------------  -------------   -------------  ------------- ------------


Purchase of 23,190 shares of treasury stock                                                                (506,881)     (506,881)
Stock option exercise-issuance of 16,700
        shares of treasury stock              (199,642)                                                     366,642       167,000
Tax benefit related to employee stock plan      57,103                                                                     57,103
Cash dividends declared - $.415 per share                     (554,220)                                                  (554,220)
Comprehensive income:
   Net income for the year end September 30, 2002              648,537                                                    648,537
   Other comprehensive income (loss)                                        (239,117)                                    (239,117)

      Total comprehensive income                    -              -               -              -              -        409,420
                                         -------------  -------------  --------------  -------------  -------------   -------------

Balance at September 30, 2002           $  12,880,716    $  29,183,000  $   (194,081) $           -  $   (7,917,198) $ 33,952,437


                                   MFB CORP. AND SUBSIDIARY
                           CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years ended September 30, 2002, 2001 and 2000


                                                                   2002               2001                2000
                                                                   ----               ----                ----
Cash flows from operating activities
     Net income                                             $       648,537     $     1,910,372    $      2,814,557
     Adjustments to reconcile net income
       to net cash from operating activities
         Depreciation and amortization, net of
           accretion                                              1,207,633             391,333             493,800
         Provision for loan losses                                3,369,431           3,096,594           1,106,393
         Provision to adjust loans held for sale
           to lower of cost or market                                     -                   -             122,896
         Net losses on securities available for sale                933,958              51,570              38,552
         Net realized losses from sales of
           securities held to maturity                                    -                   -               2,245
         Net realized gains from sales of loans                  (1,578,045)         (1,046,147)           (524,969)
         Amortization of mortgage servicing rights                  365,993             146,497              36,383
         Origination of loans held for sale                     (76,592,582)        (53,858,737)        (20,311,571)
         Proceeds from sales of loans held for sale              73,926,222          57,721,467          24,651,870
         Equity in loss of investment in limited
           partnership                                              163,495              89,374             132,577
         Market adjustment of ESOP shares
           committed to be released                                       -                   -             119,701
         ESOP expense                                                     -                   -             215,694
         Net change in:
              Accrued interest receivable                             8,095             120,318            (531,284)
              Other assets                                       (2,021,347)         (1,571,314)           (459,378)
              Accrued expenses and other liabilities              1,022,653             517,026            (277,311)
                                                            ---------------     ---------------    ----------------
                  Net cash from operating activities              1,454,043           7,568,353           7,630,155

Cash flows from investing activities
     Net change in interest-bearing time
       deposits in other financial institutions                   1,000,000          (1,500,000)          1,000,000
     Net change in loans receivable                              (7,636,389)          5,427,890         (49,753,856)
     Proceeds from:
         Sales of securities available for sale                   5,311,521             190,930           9,632,387
         Sales of securities held to maturity                             -                   -           1,602,755
         Principal payments of mortgage-backed
           and related securities                                21,451,698           7,451,031           5,550,697
         Maturities and calls of securities available
           for sale                                              21,794,846          63,297,820           1,104,095
         Maturities of securities held to maturity                        -                   -             500,000
     Purchase of:
         Securities available for sale                          (56,127,721)        (75,417,941)         (3,000,000)
         Securities held to maturity                                      -                   -         (15,243,229)
         FHLB stock                                                       -                   -            (796,300)
         Premises and equipment, net                               (516,062)           (968,523)           (752,752)
         Investment in limited partnership                                -                   -          (1,867,611)
                                                            ---------------     ---------------    ----------------
              Net cash from investing activities                (14,722,107)         (1,518,793)        (52,023,814)

The accompanying notes are an integral part of these consolidated financial statements.

                           MFB CORP. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years ended September 30, 2002, 2001 and 2000





                                                                   2002               2001                2000
                                                                   ----               ----                ----
Cash flows from financing activities
     Purchase of MFB Corp. common stock                     $      (506,881)    $      (647,398)   $     (1,102,925)
     Net change in deposits                                      19,198,225           5,785,030          37,986,834
     Net change in securities sold under
       agreements to repurchase                                 (11,021,511)          1,878,166           2,576,950
     Proceeds from FHLB borrowings                                        -          20,000,000          91,000,000
     Repayment of FHLB borrowings                                  (469,870)        (12,466,540)        (83,074,225)
     Proceeds from exercise of stock options                        167,000             130,079                   -
     Net change in advances from
       borrowers for taxes and insurance                           (185,696)           (516,476)              4,649
     Cash dividends paid                                           (554,220)           (533,085)           (515,614)
                                                            ----------------    ---------------    ----------------
         Net cash from financing activities                       6,627,047          13,629,776          46,875,669
                                                            ---------------     ---------------    ----------------

Net change in cash and cash equivalents                          (6,641,017)         19,679,336           2,482,010

Cash and cash equivalents at beginning of year                   34,223,288          14,543,952          12,061,942
                                                            ---------------     ---------------    ----------------

Cash and cash equivalents at end of year                    $    27,582,271     $    34,223,288    $     14,543,952
                                                            ===============     ===============    ================


Supplemental disclosures of cash flow information Cash paid during the year for:
         Interest                                           $    13,598,405     $    17,975,287    $     16,422,424
         Income taxes                                               811,500           2,190,000           2,192,981

Supplemental schedule of noncash investing activities:
     Transfer from:
         Loans receivable to loans held for sale            $             -     $             -    $      6,626,186
         Loans held for sale to loans receivable                          -                   -           4,020,337
         Securities held to maturity to securities
           available for sale                                             -                   -          17,163,545

                                 MFB CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 2002, 2001 and 2000

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The accompanying consolidated financial statements include the accounts of MFB Corp., and its wholly-owned subsidiary MFB Financial (the "Bank"), a federal stock savings bank, and the wholly-owned subsidiaries of the Bank, Mishawaka Financial Services, Inc., MFB Investments I, Inc.,
MFB Investments II, Inc. and MFB Investments, LP (together referred to as "the Company"). Mishawaka Financial Services, Inc. is engaged in the sale of general property, casualty, and life insurance to customers in the Bank's market area. MFB Investments I, Inc., MFB Investments II, Inc. and MFB Investments, LP are Nevada corporations and a Nevada limited partnership that manage a portion of the Bank's investment portfolio. All significant intercompany transactions and balances are eliminated in consolidation.

Nature of Business and Concentrations of Credit Risk: The primary source of income for the Company results from granting commercial, consumer and residential real estate loans in St. Joseph and Elkhart counties and the surrounding area. Loans secured by real estate mortgages comprise approximately 53.4% of the loan portfolio at September 30, 2002 and are primarily secured by residential mortgages. The Company operates primarily in the banking industry which accounts for more than 95% of its revenues, operating income and assets.

Use of Estimates In Preparing Financial Statements: The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period, as well as the disclosures provided. Areas involving the use of estimates and assumptions in the accompanying financial statements include the allowance for loan losses, fair values of securities and other financial instruments, determination and carrying value of loans held for sale, determination and carrying value of impaired loans, the value of mortgage servicing rights, the value of investments in limited partnerships, the value of stock options, the realization of deferred tax assets, and the determination of depreciation of premises and equipment recognized in the Company's financial statements. Actual results could differ from those estimates. Estimates associated with the allowance for loan losses and the fair values of securities and other financial instruments and mortgage servicing rights are particularly susceptible to material change in the near term.

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

                                   (Continued)

                                       49
NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Mortgage Banking Activities: Mortgage loans originated and intended for sale in the secondary market are reported as loans held for sale and are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized in a valuation allowance by charges to income.

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

Interest income on loans is accrued over the term of the loans based upon the principal outstanding. The accrual of interest on loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower has the ability to make contractual interest and principal payments, in which case the loan is returned to accrual status.

Foreclosed Real Estate: Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at the lower of carrying amount or fair value at the date of acquisition, establishing a new cost basis. Any reduction to fair value from the carrying amount of the related loan at the time of acquisition is accounted for as a loan loss and charged against the allowance for loan losses. Valuations are periodically performed by management and valuation allowances are adjusted through a charge to income for changes in fair value or estimated selling costs.

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










NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments in Limited Partnerships: Investments in limited partnerships represent the Company's investments in affordable housing projects for the primary purpose of available tax benefits. The Company is a limited partner in these investments and as such, the Company is not involved in the management or operation of such investments. These investments are accounted for using the equity method of accounting. Under the equity method of accounting, the Company records its share of the partnership's earnings or losses in its income statement and adjusts the carrying amount of the investments on the balance sheet. These investments are reviewed for impairment when events indicate their carrying amounts may not be recoverable from future undiscounted cash flows. If impaired, the investments are reported at discounted amounts.

Earnings Per Common Share: Basic earnings per common share is based on the net income divided by the weighted average number of common shares outstanding during the period. ESOP shares are considered outstanding for earnings per common share calculations as they are committed to be released; unearned shares are not considered outstanding. Diluted earnings per common share shows the dilutive effective of additional potential common shares issuable under stock option plans.

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

NOTE 2 - EARNINGS PER COMMON SHARE

A reconciliation of the numerators and denominators used in the computation of the basic earnings per common share and diluted earnings per common share is presented below:

                                                                           Year ended September 30,
                                                                    2002              2001               2000
                                                                    ----              ----               ----
Basic Earnings Per Common Share
     Numerator
         Net income                                            $      648,537     $    1,910,372    $     2,814,557
                                                               ==============     ==============    ===============
     Denominator
         Weighted average common shares
           outstanding                                              1,334,260          1,345,904          1,389,274
         Less:  Average unallocated ESOP shares                             -                  -            (10,428)
                                                               --------------     --------------    ----------------

         Weighted average common shares
           outstanding for basic earnings per
           common share                                             1,334,260          1,345,904          1,378,846
                                                               ==============     ==============    ===============

     Basic earnings per common share                           $            .49   $         1.42    $         2.04
                                                               =================  ==============    ==============

Diluted Earnings Per Common Share
     Numerator
         Net income                                            $      648,537     $    1,910,372    $     2,814,557
                                                               ==============     ==============    ===============
     Denominator
         Weighted average common shares
           outstanding for basic earnings per
           common share                                             1,334,260          1,345,904          1,378,846
         Add:  Dilutive effects of assumed
           exercises of stock options                                  39,617             34,838             31,715
                                                               --------------     --------------    ---------------
         Weighted average common shares
           and dilutive potential common
           shares outstanding                                       1,373,877          1,380,742          1,410,561
                                                               ==============     ==============    ===============

     Diluted earnings per common share                         $          .47     $         1.38    $          2.00
                                                               ==============     ==============    ===============

Stock options for 42,500, 75,750 and 80,750 shares of common stock were not considered in computing diluted earnings per common share for the years ended September 30, 2002, 2001 and 2000 because they were antidilutive.

NOTE 3 - SECURITIES

The amortized cost and fair value of securities available for sale are as follows:

                                           -------------------------September 30, 2002--------------------------
                                                                    ------------------
                                                                    Gross            Gross
                                               Amortized         Unrealized       Unrealized            Fair
                                                 Cost               Gains           Losses              Value
Debt securities
     U.S. Government
       and federal agencies                $     12,485,469    $    328,171     $           -    $    12,813,640
       Municipal bonds                              348,827          19,455                 -            368,282
     Mortgage-backed                             26,771,068         272,193            (6,159)        27,037,102
     Corporate notes                              9,879,541         138,452          (608,756)         9,409,237
                                           ----------------    ------------     --------------   ---------------
                                                 49,484,905         758,271          (614,915)        49,628,261
Marketable equity securities                      4,237,128               -          (280,653)         3,956,475
                                           ----------------    ------------     --------------   ---------------

                                           $     53,722,033    $    758,271     $    (895,568)   $    53,584,736
                                           ================    ============     ==============   ===============



                                           -------------------------September 30, 2001--------------------------
                                                                    ------------------
                                                                    Gross            Gross
                                               Amortized         Unrealized       Unrealized            Fair
                                                 Cost               Gains           Losses              Value
Debt securities
     U.S. Government
       and federal agencies                $      2,919,520    $    102,082     $           -    $     3,021,602
     Municipal bonds                                145,000             357                 -            145,357
     Mortgage-backed                             20,090,566         244,565           (14,950)        20,320,181
     Commercial paper                             4,994,828               4                 -          4,994,832
     Corporate notes                             15,329,446         402,319          (524,824)        15,206,941
                                           ----------------    ------------     --------------   ---------------
                                                 43,479,360         749,327          (539,774)        43,688,913

Marketable equity securities                      4,252,263               -           (81,513)         4,170,750
                                           ----------------    ------------     -------------    ---------------

                                           $     47,731,623    $    749,327     $    (621,287)   $    47,859,663
                                           ================    ============     =============    ===============

The amortized cost and fair value of debt securities by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                                      September 30, 2002
                                                                                  Amortized            Fair
                                                                                    Cost               Value

     Due in one year or less                                                 $        120,000    $       120,000
     Due after one year through
       five years                                                                  14,517,009         14,894,789
     Due after five years through
       ten years                                                                    2,078,236          2,101,620
     Due after ten years                                                            5,998,592          5,474,750
                                                                             ----------------    ---------------
                                                                                   22,713,837         22,591,159
     Mortgage-backed securities                                                    26,771,068         27,037,102
                                                                             ----------------    ---------------

                                                                             $     49,484,905    $    49,628,261
                                                                             ================    ===============

Proceeds from sales and liquidation of securities available for sale were $5,311,521 during the year ended September 30, 2002. Gross gains of $130,287 and gross losses of $168,766 were realized on these sales. The Company recorded a $895,479 write down on a $1.0 million WorldCom, Inc. corporate note investment during its fiscal third quarter, 2002.

Proceeds from sales of securities available for sale were $190,930 during the year ended September 30, 2001. Gross gains of $-0- and gross losses of $51,570 were realized on these sales.

During the year ended September 30, 2000, proceeds from the sales of securities available for sale were $9,632,387 with gross gains of $18,750 and gross losses of $57,302 realized on these sales. In September 2000, a held-to-maturity security was sold. Proceeds from the sale of the security were $1,602,755 and a gross loss of $2,245 was realized on the sale. As a result of this sale, all remaining held-to-maturity securities with a carrying value of $17,163,545 and a market value of $16,843,467 were transferred to available-for-sale.

NOTE 4 - LOANS RECEIVABLE

Loans receivable, at September 30 are summarized as follows:

                                                                                    2002                 2001
                                                                                    ----                 ----
Residential mortgage loans:
         Secured by one-to-four family residences                            $     146,942,626    $     157,186,968
         Construction loans                                                         15,862,879           18,658,571
         Other                                                                       6,026,863            4,330,573
                                                                             -----------------    -----------------
                                                                                   168,832,368          180,176,112
         Less undisbursed portion of construction and
           other mortgage loans                                                       (102,755)            (142,734)
                                                                             ------------------   -----------------
              Total residential mortgage loans                                     168,729,613          180,033,378

Commercial and consumer loans:
         Home equity and second mortgage                                            21,150,176           20,275,377
         Commercial real estate                                                     72,702,908           54,089,287
         Commercial                                                                 48,437,524           51,485,468
         Other                                                                       6,165,328            6,536,466
                                                                             -----------------    -----------------
              Total commercial and consumer loans                                  148,455,936          132,386,598
         Less: net deferred loan origination fees                                     (794,371)            (806,780)
                                                                             ------------------   ------------------

         Total Loans Receivable                                              $     316,391,178    $     311,613,196
                                                                             =================    =================

Activity in the allowance for loan losses is summarized as follows:

                                                                 for the years ended September 30:
                                                               2002                2001                 2000
                                                               ----                ----                 ----

     Balance at beginning of year                          $    4,631,981    $       1,672,000    $         638,465
     Provision for loan losses                                  3,369,431            3,096,594            1,106,393
     Charge-offs                                               (2,872,683)            (140,483)             (72,858)
     Recoveries                                                    14,276                3,870                    -
                                                           --------------    -----------------    -----------------

     Balance at end of year                                $    5,143,005    $       4,631,981    $       1,672,000
                                                           ==============    =================    =================

Impaired loans were as follows:

                                                                                     2002                2001
                                                                                     ----                ----
     Year-end loans with no allocated allowance
       for loan losses                                                          $             -    $      1,290,000
     Year-end loans with allocated allowance
       for loan losses                                                                6,567,000           7,641,000
                                                                                ---------------    ----------------
         Total                                                                  $     6,567,000    $      8,931,000
                                                                                ===============    ================

     Amount of the allowance for loan
       losses allocated                                                         $     1,773,000    $      2,700,000

     Average of impaired loans during the year                                        8,070,000           2,274,000

     Interest income recognized during impairment                                       227,000                   -

     Cash-basis interest income recognized during
       impairment                                                                       226,000                   -

Nonperforming loans were as follows at year end.

                                                                                     2002                2001
                                                                                     ----                ----

     Loans past due over 90 days still on accrual status                        $             -    $        152,000
     Non-accrual loans                                                                5,464,000           2,632,000
                                                                                ---------------    ----------------

       Total nonperforming loans                                                $     5,464,000    $      2,784,000
                                                                                ===============    ================


A total of $5.0 million of the impaired loans are non-accrual loans.

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The Company is subject to certain recourse obligations on the loans serviced for Telebank. The unpaid principal balances of mortgage loans serviced for others at September 30, 2002 and 2001 are summarized as follows:

                                                                                     2002                2001
                                                                                     ----                ----
     Mortgage loan portfolios serviced for:
         Federal Home Loan Mortgage Corporation                                 $   119,837,201    $     71,313,412
         Telebank                                                                     2,899,144           5,036,074
         Hanover Capital Mortgage Holdings, Inc.                                      2,862,781           5,239,120
         LaSalle Bank, FSB                                                            2,776,881           5,158,242
         Citizens Bank                                                                3,145,617           4,930,591
         Federal Home Loan Bank of Indianapolis                                       1,116,450                   -
                                                                                ---------------    ----------------
                                                                                $   132,638,074    $     91,677,439
                                                                                ===============    ================

Custodial escrow balances maintained in connection with the foregoing serviced loans were $1,083,000 and $758,000 at September 30, 2002 and 2001.

Activity for capitalized mortgage servicing rights was as follows:

                                            2002                       2001                      2000
                                            ----                       ----                      ----
Mortgage servicing rights:
  Balance at beginning of year         $   1,068,801             $   611,013                $     412,390
  Additions                                  913,780                 604,285                      235,006
  Amortization                              (365,993)               (146,497)                     (36,383)
                                    -----------------         ---------------            -----------------
 Balance at end of year                 $  1,616,588              $1,068,801                 $     611,013
                                    ===============--         -==============            =================

Certain directors and executive officers of the Company and its subsidiary, including associates of such persons, are loan customers. A summary of the related party loan activity, for loans aggregating $60,000 or more to any one related party, is as follows:

                                                                                    2002               2001
                                                                                    ----               ----

           Balance at beginning of year                                      $      1,949,414    $     1,683,514
           New loans                                                                1,109,517            723,404
           Repayments                                                                (809,150)          (457,504)
           Effect of changes in related parties                                      (190,993)                 -
                                                                             -----------------   ---------------

           Balance at end of year                                            $      2,058,788    $     1,949,414
                                                                             ================    ===============



NOTE 5 - PREMISES AND EQUIPMENT, NET

Premises and equipment at September 30 are summarized as follows:

                                                                                    2002               2001
                                                                                    ----               ----

     Land                                                                     $     1,537,840     $    1,214,895
     Buildings and improvements                                                     3,894,217          3,889,303
     Furniture and equipment                                                        3,205,533          3,017,330
                                                                             ----------------    ---------------
         Total cost                                                                 8,637,590          8,121,528
     Accumulated depreciation and amortization                                     (3,583,729)        (3,021,384)
                                                                             -----------------   ---------------

                                                                             $      5,053,861    $     5,100,144
                                                                             ================    ===============

Depreciation and amortization of premises and equipment included in occupancy and equipment expense was approximately $562,000, $556,000 and $478,000 for the years ended September 30, 2002, 2001 and 2000, respectively.

NOTE 6 - DEPOSITS

At September 30, 2002, the scheduled maturities of certificates of deposit for the years ending September 30, are as follows:

                           2003      $       72,449,590
                           2004              16,113,593
                           2005              36,797,576
                           2006               1,662,114
                           2007              30,191,851
                           Thereafter           333,124
                                     ------------------

                                     $      157,547,848

The aggregate amount of short-term jumbo certificates of deposit in denominations of $100,000 or more was approximately $37,423,653 and $34,841,000 at September 30, 2002 and 2001.

NOTE 7 - SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under agreements to repurchase consist of obligations of the Company to other parties. These arrangements are all one-day retail repurchase agreements and are secured by investment securities. Such collateral is held by safekeeping agents of the Company. The balance of securities sold under agreement to repurchase was $0 at September 30, 2002 reflecting the Company's decision to implement utilization of a third party mutual fund beginning in September, 2002 to provide cash management services to certain corporate customers.

Information concerning securities sold under agreements to repurchase as of September 30 is summarized as follows:

                                                              2002               2001                2000
                                                              ----               ----                ----

     Average daily balance during the year              $     9,988,000    $       8,416,000    $    7,718,000
     Average interest rate during the year                         1.54%                3.47%             3.89%
     Maximum month end balance
       during the year                                  $    13,885,715    $      11,021,511    $   10,201,000
     Balance at end of year                             $             -    $      11,021,511    $    9,143,345
     Fair value of  securities underlying
        these agreements at year end                    $             -    $      11,898,887    $   11,921,000

NOTE 8 - FEDERAL HOME LOAN BANK ADVANCES

At September 30, 2002, advances from the Federal Home Loan Bank of Indianapolis with fixed and variable rates ranging from 3.60% to 6.82% are required to be repaid in the year ending September 30 as follows:

                           2003                $      20,300,000
                           2004                          800,000
                           2005                        5,200,000
                           2006                       10,500,000
                           2007                        5,000,000
                           Thereafter                 77,415,115
                                               -----------------
                                               $     119,215,115

FHLB advances are secured by all FHLB stock, qualifying first mortgage loans, and government agency securities. At September 30, 2002, $6,308,000 of FHLB stock, $158,219,000 of eligible mortgage loan collateral and $7,567,000 of securities are pledged to the FHLB to secure advances outstanding.

In addition, $104 million of the advances outstanding at September 30, 2002 contained put options with put dates ranging from October 2002 to December 2003, whereby the advance can be called by the FHLB prior to maturity. A total of $69.0 million of these advances with put options are for maturities after September 30, 2007.

NOTE 9 - EMPLOYEE BENEFITS

Employee Pension Plan: The Bank is part of a qualified noncontributory multiple-employer defined benefit pension plan covering substantially all of its employees. The plan is administered by the trustees of the Financial Institutions Retirement Fund. There is no separate valuation of plan benefits nor segregation of plan assets specifically for the Bank because the plan is a multiple-employer plan and separate actuarial valuations are not made with respect to each employer nor are the plan assets so segregated. As of July 1, 2002, the latest actuarial valuation date, the actuarially determined value of total vested benefits exceeded the value of total plan assets. Accordingly, the Company will likely be required to make contributions as determined by the pension plan's actuary, and these contributions will be included in salaries and employee benefits expense in the period the contributions are required. The cost of the plan is set annually as an established percentage of wages. Pension plan expense for the years ended September 30, 2002, 2001 and 2000 was approximately $5,300, $6,600 and $4,400, respectively.

401(k) Plan: The Company maintains a retirement savings 401(k) plan which covers all full time employees who are 21 or older and have completed one year of service. Participants may defer up to 15% of compensation, and the Company matches 90% of elective deferrals on 6% of the participants' compensation. Expense for the 401(k) plan for the years ended September 30, 2002, 2001 and 2000 was approximately $150,000, $122,000 and $69,000.

Employee Stock Ownership Plan (ESOP): In conjunction with its stock conversion, the Company established an ESOP for eligible employees. Employees with at least one year of employment and who have attained age twenty-one are eligible to participate. The ESOP borrowed $1,400,000 from the Company to purchase 140,000 shares of common stock issued in the conversion at $10 per share. Collateral for the loan was the unearned shares of common stock purchased by the ESOP with the loan proceeds. The loan was repaid principally from the Company's discretionary contributions to the ESOP over a period of seven years. The interest rate for the loan was 6.25%. Shares purchased by the ESOP were held in suspense until allocated among ESOP participants as the loan was repaid. As of September 30, 2000, the loan was paid in full and the remaining unearned shares were allocated to participants. During the year ending September 30, 2001, an additional 7,500 shares were purchased by the ESOP and allocated to participants.

ESOP expense was approximately $-0-, $-0- and $335,000 for the years ended September 30, 2002, 2001 and 2000. Contributions to the ESOP, including dividends on unearned ESOP shares, were approximately $-0-, $-0- and $223,000 during the years ended September 30, 2002, 2001 and 2000.

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

For the years ended September 30, 2002, 2001 and 2000, -0-, -0- and 20,857 shares with an average fair value of $-0-, $-0- and $16.08 per share, were committed to be released.

The ESOP shares as of September 30 were as follows:

                                                                      2002             2001               2000
                                                                      ----             ----               ----

     Allocated shares                                                  147,500           147,500            140,000
     Unearned shares                                                         -                 -                  -
     Shares withdrawn from the plan by participants                    (16,198)          (16,198)           (14,571)
                                                                ---------------    -------------    ---------------
         Total ESOP shares held in the plan                            131,302           131,302            125,429
                                                                ==============     =============    ===============

Stock Option Plans: The Board of Directors of the Company have adopted the MFB Corp. Stock Option Plans (the "Option Plans"). The number of options authorized under the Plans totals 450,000 shares of common stock. Officers, employees and outside directors of the Company and its subsidiary are eligible to participate in the Option Plans. The option exercise price must be no less than 85% of the fair market value of common stock on the date of the grant, and the option term cannot exceed ten years and one day from the date of the grant. As of September 30, 2002, all options granted have an exercise price of at least 100% of the market value of the common stock on the date of grant and no compensation expense was recognized for stock options for the years ended September 30, 2002, 2001 and 2000. As of September 30, 2002, 153,500 options remain available for future grants.

The fair values for the options granted during the year were estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions (no stock options were granted during the year ending September 30, 2001):

                                                                                        2002              2000
                                                                                        ----              ----

     Risk-free interest rate                                                              4.83%             6.62%
     Expected dividend rate                                                               2.06              2.17
     Stock price volatility                                                              14.41             16.25
     Estimated Life                                                                      8 yrs            10 yrs

Had compensation cost for stock options been measured using FASB Statement No 123, net income and earnings per share would have been the proforma amounts indicated below. The proforma effect may increase in the future if more options are granted.

                                                                      2002              2001              2000
                                                                      ----              ----              ----

Net income as reported                                           $       648,537   $    1,910,372   $     2,814,557
Proforma net income                                                      488,645        1,783,652         2,687,837

Reported earnings per common and common
  equivalent share
     Basic                                                              $0.49             $1.42           $2.04
     Diluted                                                             0.47              1.38            2.00


Proforma earnings per common and common
  equivalent share
     Basic                                                              $0.37             $1.33           $1.95
     Diluted                                                             0.36              1.29            1.91

Activity in the Option Plan is summarized as follows:

                                                                                          Weighted          Weighted
                                              Number of                                    Average           Average
                                             Outstanding            Exercise              Exercise          Fair Value
                                               Options               Price                  Price            of Grants

     Balance at September 30, 1999             199,750          $10.00 - $26.75             $16.58
     Granted                                     5,500           16.31 -  17.25              17.05              $5.52
     Exercised                                       -
                                               -------
     Balance at September 30, 2000             205,250           10.00 -  26.75              16.59
     Granted                                         -                                           -
     Forfeited                                  (3,750)          16.31 -  26.75              23.36
     Exercised                                 (12,850)          10.00 -  16.31              10.12
                                               -------
     Balance at September 30, 2001             188,650           10.00 -  26.75              16.68
     Granted                                    16,500           18.75 -  20.55              19.73               4.45
     Forfeited                                  (2,500)          17.25 -  20.55              17.91
     Exercised                                 (16,700)          10.00 -  10.27
                                               -------
     Balance at September 30, 2002             185,950           10.00 -  26.75              17.53
                                               =======


Options exercisable at September 30 are as follows:


                                                            Weighted
                             Number                          Average
                            of Options                    Exercise Price


                  2000       141,758                       $   13.67
                  2001       146,415                           15.05
                  2002       156,264                           16.91

At September 30, 2002 options outstanding were as follows:

                                                                Outstanding                    Exercisable
                                                               Weighted Average                    Weighted
Range of                                                           Remaining                        Average
Exercise                                                          Contractual                      Exercise
Prices                                               Number          Life           Number           Price

$10-$15                                                79,700     1.84 years          79,700      $   11.25
$15-$20                                                22,000     6.20 years          13,500          15.95
$20-$26.75                                             84,250      6.11 years         63,064          24.26
                                                   ----------     -----------     ----------      ---------
Outstanding at year end                               185,950      4.29  years       156,264      $   16.91
                                                   ===========    ============    ==========      =========

NOTE 10 - INCOME TAXES

The Company files consolidated income tax returns. Income tax expense for the years ended September 30 are summarized as follows:

                                                                2002                2001                2000
                                                                ----                ----                ----
     Federal
         Current                                             $      367,179     $    1,456,063    $    1,530,984
         Deferred                                                  (418,795)          (765,324)         (239,781)
                                                             ---------------    --------------    ---------------
                                                                    (51,616)           690,739         1,291,203
     State
         Current                                                     73,222            400,201           439,792
         Deferred                                                    (2,887)          (139,657)          (38,372)
                                                             ---------------    --------------    ---------------
                                                                     70,335            260,544           401,420
                                                             --------------     --------------    --------------

              Total income tax expense                       $       18,719     $      951,283    $    1,692,623
                                                             ==============     ==============    ==============

Total income tax expense differed from the amounts computed by applying the federal income tax rate of 34% in all periods presented to income before income taxes as a result of the following for the years ended September 30:

                                                                2002                2001                2000
                                                                ----                ----                ----

Income taxes at statutory rate                               $      226,867     $      972,963    $    1,532,441
Tax effect of:
     State tax, net of federal income tax effect                     46,421            171,960           264,937
     Excess of fair value of ESOP shares
       released over cost                                                 -                  -            40,698
     Low income housing credits                                    (214,072)          (174,401)         (155,000)
     Other items, net                                               (40,497)           (19,239)            9,547
                                                             ---------------    --------------    --------------

         Total income tax expense                            $       18,719     $      951,283    $    1,692,623
                                                             ==============     ==============    ==============

The components of the net deferred tax asset (liability) recorded in the consolidated balance sheets as of September 30 are as follows:

                                                                                    2002               2001
                                                                                    ----               ----
     Deferred tax assets
         Bad debt deduction                                                     $    1,992,855    $    1,745,555
         Net deferred loan fees                                                        330,776           342,882
         Security valuation adjustment                                                 372,878                 -
         Other                                                                          55,208            10,798
                                                                                --------------    --------------
                                                                                     2,751,717         2,099,235
     Deferred tax liabilities
         Accretion                                                                     (57,628)          (56,370)
         Depreciation                                                                  (45,797)          (49,889)
         Net unrealized appreciation on securities
           available for sale                                                          (56,784)          (83,004)
         Mortgage servicing rights                                                    (673,147)         (454,240)
         Other                                                                        (143,744)         (129,017)
                                                                                ---------------   ---------------
                                                                                      (977,100)         (772,520)
                                                                                ---------------   ---------------
                  Net deferred tax asset (liability)                            $    1,774,617    $    1,326,715
                                                                                ==============-    ==============-


Federal income tax laws provided savings banks with additional bad debt deductions through the tax year ended September 30, 1987, totaling $4,596,000 for the Bank. Accounting standards do not require a deferred tax liability to be recorded on this amount, which liability would otherwise total $1,563,000 at September 30, 2002 and 2001. If the Bank were liquidated or otherwise ceases to be a bank or if tax laws change, the $1,563,000 would be recorded as expense. Tax legislation passed in August 1996 requires the Bank to deduct a provision for bad debts for tax purposes based on actual loss experience and recapture the excess bad debt reserve accumulated in tax years after September 30, 1987. The related amount of deferred tax liability which must be recaptured is approximately $446,000 and is payable over a six year period beginning with the tax year ending September 30, 1999.

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

The Bank's actual capital and required capital amounts and ratios are presented below:

                                                                                                    Minimum
                                                                                                  Requirement
                                                                      Minimum                     To Be Well
                                                                    Requirement                Capitalized Under
                                                                    For Capital                Prompt Corrective
                                         Actual                  Adequacy Purposes           Action Provisions
                                   Amount        Ratio          Amount        Ratio          Amount       Ratio
                                                               (Dollars in Thousands)
As of September 30, 2002
    Total capital (to risk
      weighted assets)         $    36,167       12.83%     $    22,553        8.00%   $     28,191       10.00%
    Tier 1 (core) capital
      (to risk weighted assets)     32,948       11.69           11,276        4.00          16,914        6.00
    Tier 1 (core) capital (to
      adjusted total assets)        32,948        7.83           16,824        4.00          21,032        5.00

As of September 30, 2001
    Total capital (to risk
      weighted assets)         $    35,454       13.11%     $    21,627        8.00%    $    27,033       10.00%
    Tier 1 (core) capital
      (to risk weighted assets)     33,522       12.40           10,813        4.00          16,220        6.00
    Tier 1 (core) capital (to
      adjusted total assets)        33,522        8.12           16,509        4.00          20,636        5.00

Regulations of the Office of Thrift Supervision limit the dividends that may be paid without prior approval of the Office of Thrift Supervision. The Bank is currently a "well-capitalized" Tier 1 institution and can make distributions during a year of 100% of its retained net income for the calendar year-to-date plus retained net income for the previous two calendar years (less any dividends previously paid) as long as the Bank would remain "well-capitalized", following the proposed distribution. Accordingly, at September 30, 2002 $1,929,000 of the Bank's retained earnings was potentially available for distribution to the Company, without obtaining prior regulatory approval.

NOTE 12 - OTHER NONINTEREST  INCOME AND EXPENSE

Other noninterest income and expense amounts are summarized as follows for the years ended September 30:

                                                                   2002              2001               2000
                                                                   ----              ----               ----
         Other noninterest income
              Other service charges  and fees                $      171,530     $      245,647    $      176,231
              ATM foreign surcharges                                 54,349             61,276            12,523
              Visa Interchange income                                44,946             18,673                77
              Partnership equity loss                              (163,495)           (89,374)         (132,577)
              Loan servicing fees,
                  net of amortization                               (83,752)            31,662            81,847
              Other                                                  42,879            109,733            87,583
                                                             --------------     --------------    --------------

                                                             $       66,457     $      377,617    $      225,684
                                                             ==============     ==============    ==============

         Other noninterest expense
              Advertising and promotion                      $      202,016     $      155,138    $      208,274
              Professional fees                                     296,840            311,154           197,819
              Printing, postage and supplies                        338,588            308,749           278,928
              Other                                               1,203,278          1,116,178         1,195,146
                                                             --------------     --------------    --------------

                                                             $    2,040,722     $    1,891,219    $    1,880,167
                                                             ==============     ==============    ==============


NOTE 13 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND   CONTINGENCIES

Various outstanding commitments and contingent liabilities are not reflected in the financial statements. Commitments to make loans at September 30 are as follows:

                               ------------------2 0 0 2----------------  ------------------2 0 0 1----------------
                                                 -------                                    -------
                                    Fixed       Variable                       Fixed       Variable
                                 Rate Loans    Rate Loans       Total       Rate Loans    Rate Loans       Total

Mortgage loans                 $ 14,254,431  $   2,644,350  $ 16,898,781  $ 15,728,800  $  4,764,935   $ 20,493,735
Commercial loans                    615,000      5,164,995     5,779,995     3,500,427     4,949,239      8,449,666
Unused equity lines of credit    11,243,846     14,800,826    26,044,672    10,932,670     9,246,159     20,178,829
Unused commercial loan
  lines and letters of credit             -     31,968,156    31,968,156             -    30,839,623     30,839,623
Unused construction loan
  lines of credit                 1,614,237      7,154,417     8,768,654     2,217,851     8,376,783     10,594,634
                               ------------  -------------  ------------  ------------  ------------   ------------

                               $ 27,727,514  $  61,732,744  $ 89,460,258  $ 32,379,748  $ 58,176,739   $ 90,556,487
                               ============  =============  ============  ============  ============   ============

NOTE 13 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONTINGENCIES

Fixed rate mortgage loan commitments at September 30, 2002 are at an average rate of 6.60%. Mortgage loan fixed rate commitments are primarily for terms ranging from 15 to 30 years, while commercial loan fixed rate commitments are primarily for five year terms. The average rate on variable rate mortgage loan committments is 6.25% and are tied to the one year treasury bill rate. Rates on variable commercial loan commitments are tied to the national prime rate.

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

Under employment agreements with certain executives, officers, certain events leading to separation from the Company could result in cash payments totaling $1.90 million as of September 30, 2002.

The Company and the Bank are subject to certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial position or results of operation of the Company.

NOTE 14 - SHAREHOLDER RIGHTS PLAN

The Company has adopted a Shareholder Rights Plan and declared a dividend distribution at the rate of one Right for each share of common stock held of record as of the close of business on October 21, 1996, and for each share of common stock issued thereafter up to the Distribution Date (defined below)

Each Right entitles holders of common stock to buy one share of common stock of the Company at an exercise price of $46. The Right would be exercisable, and would detach from the common stock (the "Distribution Date") only if a person or group (i) were to acquire 12% or more of the outstanding shares of common stock of the Company; (ii) were to announce a tender or exchange offer that, if consummated, would result in a person or group beneficially owning 30% or more of the outstanding shares of common stock of the Company; or (iii) were declared by the Board to be an Adverse Person (as defined in the Plan) if such person or group beneficially owns 10% or more of the outstanding shares of common stock in the Company. In the event of any occurrence triggering the Distribution Date, each Right may be exercised by the holder (other than such an acquiring person or group) to purchase shares of common stock of the Company (or, in certain circumstances, common stock of the acquiring person) at a 50% discount to market price. The Company is entitled to redeem the Rights at $.01 per Right at any time. The Rights will expire at the close of business on October 1, 2006.

NOTE 15 - PARENT COMPANY FINANCIAL STATEMENTS

Presented below are the condensed financial statements for the parent company, MFB Corp.

                            CONDENSED BALANCE SHEETS
                           September 30, 2002 and 2001

                                                                                      2002                2001
                                                                                      ----                ----
ASSETS
Cash and cash equivalents                                                       $       470,583    $        364,766
Securities available for sale                                                         1,193,655           1,213,540
Investment in Bank subsidiary                                                        33,039,114          33,586,359
Other assets                                                                             41,083              14,893
                                                                                ---------------    ----------------

     Total assets                                                               $    34,744,435    $     35,179,558
                                                                                ===============    ================

LIABILITIES
Loan payable to Bank subsidiary                                                 $       750,000    $        750,000
Accrued expenses and other liabilities                                                   41,998              49,543
                                                                                ---------------    ----------------
     Total liabilities                                                                  791,998             799,543

SHAREHOLDERS' EQUITY                                                                 33,952,437          34,380,015
                                                                                ---------------     ---------------

     Total liabilities and shareholders' equity                                 $    34,744,435    $     35,179,558
                                                                                ===============    ================

                         CONDENSED STATEMENTS OF INCOME
                  Years ended September 30, 2002, 2001 and 2000

                                                                2002                 2001                 2000
                                                                ----                 ----                 ----
INCOME
Dividends from Bank subsidiary - cash                      $    1,055,000       $      790,000      $     1,544,000
Interest income                                                    61,740               87,021              109,608
                                                           --------------       --------------      ---------------
     Total                                                      1,116,740              877,021            1,653,608

EXPENSES
Interest expense                                                   36,901               60,567               66,187
Other expenses                                                    153,178              217,154              120,362
                                                           --------------       --------------      ---------------
     Total                                                        190,079              277,721              186,549

Income  before income taxes and
  equity in undistributed (excess distributed)
  net income of Bank subsidiary                                   926,661              599,300            1,467,059

Income tax benefit                                                 50,835               77,410               32,350
                                                           --------------       --------------      ---------------

Income before equity in undistributed
 (excess distributed) net income
  of Bank subsidiary                                              977,496              676,710            1,499,409

Equity in undistributed (excess distributed)
  net income of Bank subsidiary                                  (328,959)           1,233,662            1,315,148
                                                           ---------------      --------------      ---------------

Net income                                                 $      648,537       $    1,910,372      $     2,814,557
                                                           ==============       ==============      ===============

                       CONDENSED STATEMENTS OF CASH FLOWS
                  Years ended September 30, 2002, 2001 and 2000

                                                                     2002             2001              2000
                                                                     ----             ----              ----
Cash flows from operating activities
     Net income                                                $      648,537    $    1,910,372   $    2,814,557
     Adjustments to reconcile net income to
       net cash  from operating activities
         Equity in (undistributed) excess distributed
           net income of  Bank subsidiary                             328,959        (1,233,662)      (1,315,148)
         Net realized losses from sales
           of securities available for sale                                 -            51,570            5,110
         Net change in other assets                                    29,967           (29,798)          16,605
         Net change in accrued expenses and
           other liabilities                                           (7,545)           15,287          (49,964)
                                                              ----------------   --------------   ---------------
              Net cash from operating activities                      999,918           713,769        1,471,160

Cash flows from investing activities
     Principal repayments on loan receivable
       from ESOP                                                            -                -           222,963
     Purchase of securities available for sale                              -           (41,778)               -
     Proceeds from sales of securities
       available for sale                                                   -           190,930           99,890
                                                              ---------------    --------------   --------------
         Net cash from investing activities                                 -           149,152          322,853

Cash flows from financing activities
     Purchase of MFB Corp. common stock                              (506,881)         (647,398)      (1,102,925)
     Proceeds from exercise of stock options                          167,000           130,079                -
     Cash dividends paid                                             (554,220)         (533,085)        (522,883)
                                                              ----------------   --------------   --------------
         Net cash from financing activities                          (894,101)       (1,050,404)      (1,625,808)
                                                              ----------------   --------------   --------------

Net change in cash and cash equivalents                               105,817          (187,483)         168,205

Cash and cash equivalents at beginning
  of year                                                             364,766           552,249          384,044
                                                              ---------------    --------------   --------------

Cash and cash equivalents at end of year                      $       470,583    $      364,766   $      552,249
                                                              ===============    ==============   ==============

                                   (Continued)

                                       51
NOTE 16 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The following table shows the estimated fair values and the related carrying amounts of the Company's financial instruments at September 30, 2002 and 2001. Items which are not financial instruments are not included.

                                                   2 0 0 2                                   2 0 0 1
                                                   -------                                   -------
                                        Carrying             Estimated            Carrying             Estimated
                                         Amount             Fair Value             Amount             Fair Value

Assets
Cash and cash equivalents           $     27,582,271    $      27,582,000    $      34,223,288    $      34,223,000
Interest-bearing time
  deposits in other financial
  institutions                               500,000              500,000            1,500,000            1,500,000
Securities available for sale             53,584,736           53,585,000           47,859,663           47,860,000
FHLB stock                                 6,307,600            6,308,000            6,307,600            6,308,000
Loans held for sale, net                   6,404,325            6,404,000            3,073,700            3,074,000
Loans receivable, net of
  allowance for loan losses              311,248,173          317,823,000          306,981,215          311,930,000
Accrued interest receivable                1,766,189            1,766,000            1,774,284            1,774,000
Mortgage servicing rights, net             1,616,588            1,617,000            1,068,801            1,069,000
Investment in limited
  partnership                              2,713,593            2,714,000            2,877,088            2,877,000

Liabilities
Noninterest bearing demand
  deposits                               (20,270,165)         (20,270,000)         (13,894,743)         (13,895,000)
Savings, NOW and MMDA
  deposits                               (86,559,465)         (86,559,000)         (73,082,351)         (73,082,000)
Other time deposits                     (157,547,848)        (157,260,000)        (158,202,159)        (159,388,000)
Securities sold under
  agreements to repurchase                         -                    -          (11,021,511)         (11,022,000)
FHLB advances                           (119,215,115)        (126,694,000)        (119,684,985)        (117,525,000)
Advances from borrowers
  for taxes and insurance                 (1,413,660)          (1,414,000)          (1,599,356)          (1,599,000)


For purposes of the above disclosures of estimated fair value, the following assumptions were used as of September 30, 2002 and 2001. The estimated fair value for cash and cash equivalents and interest-bearing time deposits in other financial institutions are considered to approximate cost. The estimated fair value for securities available for sale, is based upon quoted market values for the individual securities or for equivalent securities. The estimated fair value for loans held for sale, net, is based on the price offered in the secondary market on September 30, 2002 and 2001 for loans having similar interest rates and maturities. The estimated fair value for loans receivable is based upon estimates of the difference in interest rates the Company would charge the borrowers for similar such loans with similar maturities made at September 30, 2002 and 2001, applied for an estimated time period until the loan is assumed to reprice or be paid. In addition, when computing the estimated fair value for loans receivable, the allowance for loan losses was subtracted from the calculated fair value for consideration of credit issues. The estimated fair value for FHLB stock, accrued interest receivable, mortgage servicing rights, investment in limited partnership, noninterest bearing demand deposits, savings, NOW and MMDA deposits and advances from borrowers for taxes and insurance is based upon their carrying value. The estimated fair value for other time deposits as well as securities sold under agreements to repurchase and FHLB advances is based upon estimates of the rate the Company would pay on such deposits or borrowings at September 30, 2002 and 2001, applied for the time period until maturity. The estimated fair value of other financial instruments and off-balance-sheet loan commitments approximate cost and are not considered significant to this presentation.

While these estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that were the Company to have disposed of such items at September 30, 2002 and 2001, the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. The estimated fair values at September 30, 2002 and 2001 should not necessarily be considered to apply at subsequent dates.

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

                                       53
NOTE 17 - OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income (loss) components and related taxes were as follows:

                                                                     2002              2001             2000
                                                                     ----              ----             ----
Net change in net unrealized gains and losses
  on securities available for sale
     Unrealized gains (losses) arising during
       the year                                                $   (1,199,295)    $    1,594,005    $       (47,362)
     Reclassification adjustment for transfer
       of securities from held-to-maturity to
       available-for-sale                                                   -                  -           (320,078)
     Reclassification adjustment for (gains) losses
       included in net income                                         933,958             51,570             38,552
                                                               --------------     --------------    ---------------
         Net change in net unrealized gains
           and losses on securities available
           for sale                                                  (265,337)         1,645,575           (328,888)

Tax expense (benefit)                                                 (26,220)           684,100           (130,272)
                                                               ---------------    --------------    ---------------

     Total other comprehensive income (loss)                   $     (239,117)    $      961,475    $      (198,616)
                                                               ===============    ==============    ===============

NOTE 18 - SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                          --------------Year Ended September 30, 2002--------------
                                                                        -----------------------------
                                                              1st            2nd             3rd            4th
(In thousands, except per share data)                       Quarter        Quarter         Quarter        Quarter
                                                            -------        -------         -------        -------

Interest income                                           $     6,740    $     6,318    $     6,365     $     6,342

Interest expense                                                3,717          3,441          3,332           3,339
                                                          -----------    -----------    -----------     -----------


Net interest income                                             3,023          2,877          3,033           3,003

Provision for loan losses                                         232            452          2,235             450
                                                          -----------    -----------    -----------     -----------


Net interest income after provision for loan
  losses                                                        2,791          2,425            798           2,553

Noninterest income                                                924            696           (253)            848

Noninterest expense                                             2,309          2,615          2,602           2,589
                                                          -----------    -----------    -----------     -----------


Income before income taxes                                      1,406            506         (2,057)            812

Income tax expense                                                507            135           (860)            236
                                                          -----------    -----------    ------------    -----------


Net income                                                $       899    $       371    $    (1,197)    $       576
                                                          ===========    ===========    ============    ===========

Basic earnings per common share                           $       .67    $       .28    $       (.90)   $       .44
                                                          ===========    ===========    =============   ===========
Diluted earnings per common share                         $       .66    $       .26    $       (.90)   $       .42
                                                          ===========    ===========    =============   ===========

                                       57
NOTE 18 - SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED) (Continued)

                                                          --------------Year Ended September 30, 2001--------------
                                                                        -----------------------------
                                                              1st            2nd             3rd            4th
(In thousands, except per share data)                       Quarter        Quarter         Quarter        Quarter
                                                            -------        -------         -------        -------

Interest income                                           $     7,755    $     7,631    $     7,408     $     7,230

Interest expense                                                4,637          4,622          4,467           4,246
                                                          -----------    -----------    -----------     -----------


Net interest income                                             3,118          3,009          2,941           2,984

Provision for loan losses                                       1,957            150            261             729
                                                          -----------    -----------    -----------     -----------


Net interest income after provision for loan
  losses                                                        1,161          2,859          2,680           2,255

Noninterest income                                                623            565            699             740

Noninterest expense                                             2,022          2,205          2,234           2,260
                                                          -----------    -----------    -----------     -----------


Income before income taxes                                       (238)         1,219          1,145             735

Income tax expense                                               (103)           410            405             239
                                                          -----------    -----------    -----------     -----------


Net income                                                $      (135)   $       809    $       740     $       496
                                                          ===========    ===========    ===========     ===========

Basic earnings per common share                           $     (.10)    $       .60    $       .55     $       .37
                                                          ==========     ===========    ===========     ===========
Diluted earnings per common share                         $     (.10)    $       .59    $       .54     $       .35
                                                          ==========     ===========    ===========     ===========

                            MFB CORP. AND SUBSIDIARY
                             DIRECTORS AND OFFICERS
                               September 30, 2002


                      MFB CORP. AND MFB FINANCIAL DIRECTORS


M. Gilbert Eberhart (age 68) has served as Secretary of MFB Financial since 1987 and of MFB Corp. since inception. He is also a dentist based in Mishawaka.

Thomas F. Hums (age 69) served as President and Chief Executive Officer of MFB Financial from 1972 until September 1995. He also served as President and Chief Executive Officer of Mishawaka Financial Services, Inc. from 1975 until September 1995. He also served as President and Chief Executive Officer of MFB Corp. from inception until September 1995. He is the current Chairman of MFB Corp. and MFB Financial.

Jonathan E. Kintner (age 59) is an optometrist based in Mishawaka.

Christine A. Lauber (age 57) is a Certified Public Accountant in private practice in South Bend, Indiana.

Michael J. Marien (age 55) is a Sales Representative with Signode Corporation, a division of ITW.

Charles J. Viater (age 48) has served as President and Chief Executive Officer of MFB Corp., MFB Financial and Mishawaka Financial Services, Inc. since September 1995. He previously served as Executive Vice President for Amity Federal Savings Bank and Chief Financial Officer of Amity Bancshares, Inc. beginning in December 1990.

Reginald H. Wagle (age 60) has served as Vice President of Memorial Health Foundation since 1992. Until 1992, he was a free-lance political consultant and until 1991, he also served as District Director for the Office of United States Representative John P. Hiler, Third Congressional District of Indiana.



                        MFB FINANCIAL EXECUTIVE OFFICERS

Charles J. Viater                                       Thomas J. Flournoy
President and                                           Vice President and
Chief Executive Officer*                                Chief Financial Officer

Donald R. Kyle                                          M. Gilbert Eberhart
Executive Vice President and                            Secretary*
Chief Operating Officer


* Holds same position with MFB Corp.

                             MFB CORP. AND SUBSIDIARY
                             SHAREHOLDER INFORMATION
                               September 30, 2002



Market Information

The common stock of MFB Corp. is traded on the National Association of Securities Dealers Automated Quotation System, National Market System, under the symbol "MFBC." As of September 30, 2002, there were approximately 505 shareholders of record. The following table sets forth market price (based on daily closing prices) and dividend information for the Company's common stock for the periods indicated.

                                                                                             Dividend
Fiscal Quarters Ended                                   High Trade          Low Trade        Declared

December 31, 2000                                     $     17.875       $     16.00        $    .095
March 31, 2001                                              20.125             16.75             .100
June 30, 2001                                               20.50              18.39             .100
September 30, 2001                                          21.50              18.00             .100

December 31, 2001                                           21.30              18.40             .100
March 31, 2002                                              21.96              19.87             .105
June 30, 2002                                               25.15              21.97             .105
September 30, 2002                                          24.99              21.71             .105


Transfer Agent and Registrar
         Registrar and Transfer Co.
         10 Commerce Drive
         Cranford, NJ 07016


Special Counsel
         Barnes & Thornburg
         1313 Merchants Company Building
         11 South Meridian Street
         Indianapolis, In. 46204


Independent Auditors
         Crowe, Chizek and Company LLP
         330 East Jefferson Blvd.
         South Bend, IN 46624

Shareholder and General Inquiries

The Company is required to file an Annual Report on Form 10-K for its fiscal year ended September 30, 2002 with the Securities and Exchange Commission. Copies of this annual report may be obtained without charge upon written request to:

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

                           Branch Office         Branch Office
                           2427 Mishawaka Ave.   2304 Lincolnway East
                           South Bend, IN 46615  Goshen, IN 46526

                           Branch Office         Branch Office
                           100 E. Wayne Street   402 W.  Cleveland Rd.
                           Suite 150             Mishawaka, IN 46545
                           South Bend, IN 46601