Form 10-K, Exhibit 13
period 2003-09-30
MFB CORP
filed 2003-12-19
CIK 916396

Microsoft Word 10.0.4219;







                                  ANNUAL REPORT
                                 TO SHAREHOLDERS



                                TABLE OF CONTENTS
                                                                           Page

Letter to Shareholders ....................................................   1
Selected Consolidated Financial Data ......................................   2
Management's Discussion and Analysis ............................ .........   3
Report of Independent Auditors ............................................  17
Consolidated Balance Sheets ...............................................  18
Consolidated Statements of Income .........................................  19
Consolidated Statements of Shareholders' Equity ...........................  20
Consolidated Statements of Cash Flows .....................................  22
Notes to Consolidated Financial Statements ................................  24
Directors and Executive Officers ..........................................  53
Shareholder Information ...................................................  54


DESCRIPTION OF BUSINESS

MFB Corp. is an Indiana unitary savings and loan holding company organized in 1993, and parent company of its wholly owned savings bank subsidiary, MFB Financial (the "Bank"). MFB Corp. and the Bank (collectively referred to as the "Company") conduct business from their main office in Mishawaka, Indiana, and six branch locations in St. Joseph and Elkhart Counties of Indiana. The Bank offers a variety of lending, deposit, trust and other financial services to its retail and commercial customers. The Bank's wholly-owned subsidiary, Mishawaka Financial Services, Inc., offers general property, casualty, life and health insurance to customers in the Bank's market area. The Bank's wholly-owned subsidiaries, MFB Investments I, Inc., MFB Investments II, Inc. and MFB Investments, LP are Nevada corporations and a Nevada limited partnership that manage a portion of the Bank's investment portfolio.

                                        1
MESSAGE TO OUR SHAREHOLDERS


         On behalf of the Board of Directors, our management team and all the employees of MFB Corp. ("the Company") and its subsidiary, MFB Financial ("the Bank"), it is my pleasure to provide you with our Annual Report for the fiscal year ended September 30, 2003.
         As the economy struggles to recover from recession, interest rates continue to hover near 40 year lows. The prospects of significant movement from current interest rate levels are uncertain, but should clearly be driven by improvement in consumer confidence. Such improvement generally translates into consumer demand and spending. Perhaps the holiday season will provide some insight into that confidence level and set the stage for the broad based recovery we would all welcome. In the interim, net interest margins for the Company will continue to be under pressure.
         The past year was one of several notable achievements. Total assets grew to $428.6 million, an all time high. Likewise, total bank deposits grew over 10% for the year to a record $292 million, allowing the Bank to reduce its reliance on wholesale funding sources. More importantly, this growth was predominantly "core" deposit grow. Demand, NOW, MMDA and savings accounts represented over 97% of the $27.7 million growth that was achieved. These "relationship building" type accounts are the foundation of our strategy to be the community bank of choice throughout our market and will drive future bank profitability.
         The historically low rate environment resulted in an outstanding year of mortgage loan production. Secondary market mortgage loan sales totaled $113.3 million last year and generated $3.4 million in net realized gains. The portfolio of loans serviced for others grew by $29 million to $161.6 million during the year. All of these are record levels for the Bank. In addition, business and consumer loans grew by $9.5 million and $3.4 million respectively, as the Bank continues to diversify the loan portfolio and meet the credit needs of our entire community. Simultaneously, nonperforming assets declined from 1.88% of total loans one year ago to 1.43% at year end, evidencing our commitment to asset quality.
         The Company generated net income of $2.4 million ($1.80 diluted earnings per common share) for the year. Book value per common share outstanding was $26.60 at year-end and the Company increased the annualized dividend rate again this year to $0.435 per share, the seventh consecutive annual increase. The market value of the Company's shares increased from $21.89 per share at September 30, 2002 to $32.00 per share at September 30, 2003, an impressive increase of more than 46%. During the year more than 75,000 shares were repurchased by the Company at an average price of $22.25 per share, further enhancing your shareholder value.
          We remain committed to generating long term value to our shareholders and believe we have positioned the company to achieve that result for years to come. Many challenges lay ahead, but management is confidently prepared to meet those challenges.




                                                     Charles J. Viater
                                           President and Chief Executive Office

                              MFB CORP. AND SUBSIDIARY
                      SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data of MFB Corp. and its subsidiary is qualified in its entirety by, and should be read in conjunction with the consolidated financial statements, including notes thereto, included elsewhere in this Annual Report.

                                                                                    At September 30,
                                                                                     (In Thousands)
                                                           2003           2002            2001           2000           1999
                                                           ----           ----            ----           ----           ----
Summary of Financial Condition:
Total assets                                           $   428,624     $   421,200    $   413,084    $   396,003     $   346,454
Loans receivable                                           318,155         316,391        311,613        317,178         270,102
Allowance for loan losses                                    5,198           5,143          4,632          1,672             638
Loans held for sale, net                                     6,626           6,404          3,074          6,495           8,062
Cash and cash equivalents                                   40,357          27,582         34,223         14,544          12,062
Securities, including FHLB stock                            46,499          59,892         54,167         47,930          47,666
Deposits                                                   292,106         264,377        245,179        239,394         201,407
Securities sold under agreements to repurchase                   -               -         11,022          9,143           6,566
FHLB advances                                               98,790         119,215        119,685        112,152         104,226
Shareholders' equity                                        34,251          33,952         34,380         32,514          31,182

                                                                                Years Ended September 30,
                                                                                    (In Thousands)
                                                           2003           2002            2001           2000           1999
                                                           ----           ----            ----           ----           ----
Summary of Operating Results:
Interest income                                        $    22,933     $    25,765    $     30,024   $    28,555     $    24,287
Interest expense                                            12,244          13,829         17,972         16,473          14,448
                                                       -----------     -----------    -----------    -----------     -----------
     Net interest income                                    10,689          11,936         12,052         12,082           9,839
Provision for loan losses                                    1,110           3,369          3,096          1,106             230
                                                       -----------     -----------    -----------    -----------     -----------
     Net interest income after provision
         for loan losses                                     9,579           8,567          8,956         10,976           9,609
Noninterest income
     Service charges on deposit accounts                     1,624           1,049            903            666             362
     Trust fee income                                          464             298            213            146              29
     Insurance commissions                                     187             158            140            149             148
     Net realized gains from sales of loans                  3,395           1,578          1,046            525             366
         Loan servicing fees, net of amortization of
                mortgage servicing rights                     (940)            (84)            32             82              54
     Mortgage servicing right impairment charge               (239)              -              -              -               -
        Net gain (loss) on securities available for sale        40            (934)           (52)           (41)              4
     Other                                                     496             150            345            144             216
                                                       -----------     -----------    -----------    -----------     -----------
         Total noninterest income                            5,027           2,215          2,627          1,671           1,179
Noninterest expense
     Salaries and employee benefits                          6,803           5,922          4,944          4,668           3,847
     Occupancy and equipment expense                         1,558           1,483          1,370          1,148             938
     Data processing expense                                   596             669            517            443             380
     Other expense                                           2,578           2,041          1,891          1,880           1,834
                                                       -----------     -----------    -----------    -----------     -----------
         Total noninterest expense                          11,535          10,115          8,722          8,139           6,999
                                                       -----------     -----------    -----------    -----------     -----------
Income before income taxes                                   3,071             667          2,861          4,508           3,789
Income tax expense                                             671              18            951          1,693           1,585
                                                       -----------     -----------    -----------    -----------     -----------
     Net income                                        $     2,400     $       649    $     1,910    $     2,815     $     2,204
                                                       ===========     ===========    ===========    ===========     ===========


Supplemental Data:
Basic earnings per common share                        $     1.87      $    0.49      $     1.42     $     2.04      $    1.56
Diluted earnings per common share                            1.80           0.47            1.38           2.00           1.51
Dividends declared per common share                          .435           .415            .395           .375           .355
Book value per common share                                 26.60          25.53           25.72          23.93          21.96
Return on assets                                             0.56%          0.16%            .47%           .75%           .66%
Return on equity                                             7.14           1.84            5.75           8.88           6.97
Interest rate spread                                         2.31           2.63            2.65           2.89           2.57
Net yield on average interest-earning assets                 2.63           2.98            3.08           3.34           3.01
Dividend pay-out ratio                                      23.26          84.69           27.82          18.38          22.76
Equity-to-assets                                             7.99           8.06            8.32           8.21           9.00
Non-performing assets to total loans                         1.43           1.88             .89            .02            .03
Allowance for loan losses to total loans                     1.63           1.63            1.49            .53            .24

                                       16
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

The principal business of the Bank has historically consisted of attracting deposits from the general public and the business community and making loans secured by various types of collateral, including real estate and general business assets. The Bank is significantly affected by prevailing economic conditions as well as government policies and regulations concerning, among other things, monetary and fiscal affairs, housing and financial institutions. Deposit flows are influenced by a number of factors, including interest rates paid on competing investments, account maturities, fee structures, and level of personal income and savings. Lending activities are influenced by the demand for funds, the number and quality of lenders, and regional economic cycles. Sources of funds for lending activities of the Bank include deposits, borrowings, payments on loans, sale of loans and income provided from operations. The Company's earnings are primarily dependent upon the Bank's net interest income, the difference between interest income and interest expense.

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

Certain of the Company's accounting policies are important to the portrayal of the Company's financial condition, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. Estimates associated with these policies are susceptible to material changes as a result of changes in facts and circumstances. Facts and circumstances which could affect these judgments include, but without limitation, changes in interest rates, in the performance of the economy or in the financial condition of borrowers. Management believes that its critical accounting policies include determining the allowance for loan losses, determining the fair value of securities and other financial instruments and the valuation of mortgage servicing rights. The Company's critical accounting policies are discussed in detail in Note 1 of the Notes to the Consolidated Financial Statements under "Securities," "Mortgage Banking Activities," and "Loans Receivable."

COMPARISON OF FISCAL YEARS ENDED SEPTEMBER 30, 2003 AND 2002

RESULTS OF OPERATIONS

Consolidated net income for the Company for the year ended September 30, 2003 was $2.4 million or $1.80 diluted net income per common share compared to $649,000 or $0.47 diluted net income per common share for the same period in 2002. The increase in net income was primarily attributable to a decreased provision for loan losses over last year and an increase in noninterest income offset by decreased net interest income and an increase in noninterest expense.

Net interest income totaled $10.7 million for the year ended September 30, 2003 compared to $11.9 million for the same period one year ago. Interest income decreased $2.8 million and interest expense decreased $1.6 million during the year ended September 30, 2003 compared to the same period in 2002. Despite increases in the volume of interest earning assets and interest bearing liabilities over the prior year, net interest income decreased as a result of the decline in the interest rates earned on interest earning assets exceeding the decline in interest rates paid on interest bearing liabilities. The yield on interest-earning assets decreased 78 basis points from 6.43% in 2002 to 5.65% in 2003. The average interest rate paid on interest-bearing liabilities decreased 46 basis points from 3.80% to 3.34% during the same period, and as a result, the interest rate spread decreased 32 basis points from 2.63% to 2.31% in 2003. The rate paid on interest bearing deposits declined from 2.95% last year to 2.30% this year. However, the rate paid on FHLB borrowings only declined from 5.68% to 5.64%.

The provision for loan losses is determined in conjunction with management's review and evaluation of current economic conditions, changes in the character and size of the loan portfolio, loan delinquencies (current status as well as past trends), adequacy of collateral securing impaired and delinquent loans, historical and estimated net charge-offs and other pertinent information. Based on the factors above, the provision for loan losses decreased from $3.4 million for the year ended September 30, 2002 to $1.1 million for the year ended September 30, 2003. Net charge-offs totaled $2.9 million and $1.1 million for the years ended September 30, 2002 and 2003 respectively. For the year ended September 30, 2002, the provision was charged $1.25 million related to a commercial loan to a furniture manufacturing company. The provision was also charged $770,000 for increases in loss allocations on certain commercial loans from information obtained from a required periodic examination completed in August 2002 by the Office of Thrift Supervision (OTS). For the year ended September 30, 2003, the $1.1 million provision relates specifically to the factors above and $387,000 in charge offs on two loans exceeding specific reserves allocated to those loans. The Bank continues to improve its loan review and risk assessment procedures giving particular consideration to the risks related to the growing commercial loan portfolio and the risk of loss for $4.0 million of commercial loans classified as impaired at the end of this year. Impaired loans declined from $6.6 million at September 30, 2002 due to the loan charge offs above and an $850,000 reduction in the balance of one specific impaired loan from liquidation of collateral.

Noninterest income increased from $2.2 million for the twelve months ended September 30, 2002 to $5.0 million for the year ended September 30, 2003. Service charges on deposit accounts, trust fee income, insurance commissions and net gains from sale of loans reflected strong growth from 2002 to 2003. The decline in the overall interest rate environment resulted in a significant increase in mortgage loan originations and subsequent mortgage loan sales to the secondary market. Related to this, the rate decline also contributed to heavy mortgage refinancings leading to a significant increase in amortization of mortgage servicing rights which is netted against loan servicing fees. Other noninterest income increased primarily due to income earned from the purchase of two bank owned life insurance policies. In addition to the items above, the increase in noninterest income was affected by two additional items, mortgage servicing right impairment and net gain (loss) on securities. During the third quarter ended June 30, 2003, the Company recorded a $704,000 ($425,000 net of tax) impairment charge due to the decline in value of its approximate $161.6 million mortgage loan servicing portfolio. The value of mortgage servicing portfolios in the mortgage banking industry has declined significantly from last year due to the record low interest rate environment. Due to a moderate increase in values, a $465,000 ($280,000 net of tax) impairment recovery was recorded during the fourth quarter ended September 30, 2003. During the year ended September 30, 2002, the Company recorded an $895,000 write down of a $1.0 million WorldCom, Inc. corporate note investment. That note was sold in October, 2002 for $160,000 netting a gain of $40,000.

Noninterest expense increased from $10.1 million to $11.5 million for the comparable twelve month periods ending September 30. The significant growth in salaries and benefits is the result of continued staffing of several key positions in the organization designed to position the Bank for growth in the coming years, increases in mortgage commissions due to significantly higher mortgage origination volume and pension expense related to the termination of the Company's pension plan. Occupancy expense increased due to additional furniture and equipment purchases while data processing expense decreased due to the renegotiation of contracted information system services. Other expense increased over last year due to increases in advertising, telephone, postage, loan origination, business development, consulting and foreclosure expenses.

BALANCE SHEET COMPOSITION

Cash and cash equivalents increased $12.8 million from $27.6 million as of September 30, 2002 to $40.4 million as of September 30, 2003. Net cash provided by operating activities and financing activities amounting to $14.6 million and $5.5 million, respectively was partially offset by net cash used in investing activities of $7.3 million.

As of September 30, 2003, the total securities available for sale portfolio amounted to $40.0 million, a decrease of $13.6 million from $53.6 million at September 30, 2002. The securities portfolio activity included security purchases of $27.2 million, security maturities and sales totaling $5.2 million, principal payments on mortgage-backed and related securities of $34.4 million, and a $1.2 million decrease due to premium amortization and market value declines on securities available for sale.

As of September 30, 2003, loans receivable were $318.2 million, an increase of $1.8 million from $316.4 million as of September 30, 2002. Commercial loans outstanding increased by $9.5 million from $121.1 million at September 30, 2002 to $130.6 million at September 30, 2003. Consumer loan receivables, which include home equity term loans and lines of credit, increased $3.4 to $24.5 million while residential mortgage loans decreased $10.6 million to $158.3 million at September 30, 2003. The decline in mortgage loans reflects the significant volume of mortgage loan payoffs and refinancings during the year. The majority of new loan originations were fixed rate loans sold to the secondary market. Diversification of the asset mix in the balance sheet will continue to be a focus to improve profit margins, control margin volatility and to appeal to a broader range of customers and potential customers. The Company continues to build on its reputation as a quality local lender satisfying the market's desire for local service and local decision making.

During the year ended September 30, 2003, the Company completed secondary market mortgage loan sales totaling $113.3 million, and the net gains realized on these loan sales were $3.4 million, including $1.3 related to recording mortgage loan servicing rights. The mortgage loan sales activity reflected a 53.3% increase over last year. Mortgage loans serviced for others by the Company grew from $132.6 million last year to $161.6 million at the end of this year. The loans sold during the year ended September 30, 2003 were primarily fixed rate mortgage loans with maturities of fifteen years or longer. The sale of mortgage loans serves as a source of additional liquidity and management anticipates that the Company will continue to deliver fixed rate loans to the secondary market to meet consumer demand, manage interest rate risk, and diversify the asset mix of the Company. Adjustable rate loans often provide rates of return that are generally superior to other investments that carry similar terms to repricing. The Company anticipates that these loans will continue to be originated and retained in the Bank's portfolio. As part of its efforts to manage interest rate risk, the Company originated and held in its portfolio $8.9 million of fixed rate mortgage loans originated during 2003, with an interest rate of 5.94%. At September 30, 2003, $6.6 million of loans were classified as loans held for sale compared to $6.4 million at September 30, 2002.

The Company's allowance for loan losses at September 30, 2003 was $5.2 million or 1.63% of loans, comparable to the $5.1 million or 1.63% of loans at the end of last year. The ratio of nonperforming assets to loans was 1.43% at September 30, 2003 compared to 1.88% at September 30, 2002. Based on the evaluation of many factors including current economic conditions, changes in the character and size of the loan portfolio, current and past delinquency trends and historical and estimated net charge-offs, the Company provided $1.1 million to its allowance for loan losses during the year ended September 30, 2003 compared to $3.4 million for the prior year ended September 30, 2002. Net charge offs deducted from the allowance for loan losses were $1.1 million for the year ended September 30, 2003 compared to $2.9 million last year. A total of $1.04 million of the charge offs this year were on three specific commercial loan relationships.

Premises and equipment increased from $5.1 million at September 30, 2002 to $6.1 million at September 30, 2003 due to equipment purchases and the addition of one new branch building. On October 31, 2003, the Company completed the $7.3 million purchase of an existing building in Mishawaka, Indiana to serve as its new corporate headquarters. The Company expects to occupy approximately 35% of that 120,000 square foot building and lease the remaining space to tenants. Presently, tenants occupy approximately 30,000 square feet under leases that run through May 31, 2004. Additional tenants are being actively pursued prior to the Company's scheduled occupation of the building in April, 2004. The building's estimated annual operating expense of $1.2 million before tax is expected to be largely offset by tenant rental income and expense savings from ceasing to operate present business development, administrative and operational functions out of two locations. In addition, the location of the new headquarters building is expected to accelerate the growth, recognition and efficiency of the organization.

In November, 2002, the Company invested $5.0 million for bank owned life insurance policies on key employees of the Bank. The book value of those policies at September 30, 2003, was $5.2 million.

Total deposits increased $27.7 million to $292.1 million as of September 30, 2003 from $264.4 million as of September 30, 2002. Core deposits consisting of demand, NOW, savings and MMDA accounts increased from $106.8 million to $133.8 million from September 30, 2002 to September 30, 2003. Federal Home Loan Bank ("FHLB") advances decreased from $119.2 million as of September 30, 2002 to $98.8 million as of September 30, 2003. The growth in deposits primarily funded the increase in loans during the year as well as providing the source for the reduction of the advances.

Total shareholders' equity increased from $34.0 million as of September 30, 2002 to $34.3 million as of September 30, 2003. The increases to equity resulted from net income of $2.4 million and $408,000 generated from the exercise of stock options, offset by $1.7 million of treasury stock purchases, cash dividend payments of $560,000, and a $272,000 adjustment to reflect the increase in market value of securities available for sale. The book value of MFB Corp. common stock, based on the actual number of shares outstanding, increased from $25.53 at September 30, 2002 to $26.60 at September 30, 2003.

COMPARISON OF FISCAL YEARS ENDED SEPTEMBER 30, 2002 AND 2001

RESULTS OF OPERATIONS

Consolidated net income for the Company for the fiscal year ended September 30, 2002 was $649,000 or $0.47 diluted net income per common share compared to $1.9 million or $1.38 diluted net income per common share for the same period in 2001. The decline in net income was primarily attributable to an increased provision for loan losses, increased securities losses and an increase in noninterest expense in 2002 partially offset by increased noninterest income (excluding the securities losses) and decreased income tax expense.

Net interest income totaled $11.9 million for the year ended September 30, 2002 compared to $12.1 million for the same fiscal period in 2001. Interest income decreased $4.3 million during the year ended September 30, 2002 compared to the same fiscal period in 2001. The decrease was primarily due to reduction in overall rates during 2002, particularly on mortgage, commercial and consumer loans, investment securities and deposits in other financial institutions. Interest expense decreased $4.1 million reflecting the reduction in interest rates. The yield on interest-earning assets decreased 124 basis points from 7.67% in 2001 to 6.43% in 2002. The average interest rate paid on interest-bearing liabilities decreased 122 basis points from 5.02% to 3.80% during the same period, and as a result, the interest rate spread decreased two basis points from 2.65% to 2.63% in 2002.

The provision for loan losses increased from $3.1 million for the year ended September 30, 2001 to $3.4 million for the year ended September 30, 2002. As previously mentioned, the provision was charged $2.0 million related to a commercial loan to a furniture manufacturing company and for increases in loss allocations on certain commercial loans. A charge to the provision of $1.8 million was taken the year ended September 30, 2001 on a loan to an auto dealership that declared bankruptcy.

Noninterest income decreased from $2.6 million for the twelve months ended September 30, 2001 to $2.2 million for the year ended September 30, 2002. The noninterest income decrease was primarily due to the write down of the WorldCom corporate note investment previously mentioned. Service charges on deposit accounts, trust fee income, insurance commissions and net gains from sale of loans reflected strong growth from 2001 to 2002. Other noninterest income declined primarily due to reductions in loan servicing fees net of amortization of mortgage servicing rights and increased low income housing partnership equity loss.

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

A key element of the Company's asset/liability plan is to protect net earnings by managing the maturity or repricing mismatch between its interest-earning assets and rate-sensitive liabilities. Historically, the Company has sought to reduce exposure to its earnings through the use of adjustable rate loans and through the sale of fixed rate loans in the secondary market, and by extending funding maturities through the use of FHLB advances.

As part of its efforts to monitor and manage interest rate risk, the Company uses the Net Portfolio Value ("NPV") methodology adopted by the Office of Thrift Supervision (OTS) as part of its capital regulations. In essence, this approach calculates the difference between the present value of expected cash flows from assets and the present value of expected cash flows from liabilities, as well as cash flows from off-balance-sheet contracts. The difference is the NPV which was 5.15% as of June 30, 2003, (the most recently available data). The NPV has declined from 7.15% at June 30, 2002 due to the continued decline in overall interest rates over that time period. Management and the Board of Directors review the OTS measurements on a quarterly basis to determine whether the Company's interest rate exposure is within the limits established by the Board of Directors in the Company's interest rate risk policy.

The Company's asset/liability management strategy dictates acceptable limits on the amounts of change in NPV given certain changes in interest rates. The tables presented here, as of June 30, 2003 and 2002, are an analysis of the Company's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up 300 basis points and down 100 basis points (Due to the abnormally low interest rate environment at June 30, 2003 and 2002, data was not available from the OTS for the shift downward in rates by 200 and 300 basis points).

As illustrated in the June 30, 2003 table below, the Company's interest rate risk is sensitive to future declines in rates. This is due to the decrease in value of adjustable rate loans that would occur with a rate reduction. Values of interest bearing deposits in this scenario would change minimally since they are currently at a record low level. Conversely, an increase in rate would benefit the Company through an increase in the value of adjustable rate loans. In addition, the relative value of interest bearing deposits and FHLB borrowings would increase the Company's NPV ratio under a rising rate scenario due to the high proportion of longer term deposits and borrowings.

                                  June 30, 2003
     Change in
  Interest Rates                                                                    NPV as % of Portfolio
    In Basis                             Net Portfolio Value                             Value of Assets
     Points                                                                          NPV
(Rate Shock) (1)               $ Amount        $ Change      % Change               Ratio             Change (1)
                                            (Dollars in Thousands)

          +300             $     22,446     $        169            1%               5.39%            +25 bp

          +200                   23,911            1,634            7                5.66             +51 bp

          +100                   23,930            1,653            7                5.59             +44 bp

             0                   22,277                                              5.15

          (100)                  18,766           (3,511)          (16)              4.30            (85) bp


 (1) Expressed in basis points

Specifically, the June 30, 2003 table indicates that the Company's NPV was $22.3 million or 5.15% of the market value of portfolio assets. Based upon the assumptions utilized, an immediate 200 basis point increase in market interest rates would result in a $1.6 million or 7% increase in the Company's NPV and would result in a 51 basis point or 9.9% increase in the Company's NPV ratio to 5.66%. Conversely, an immediate 100 basis point decrease in market interest rates would result in a $3.5 million or 16% decrease in the Company's NPV, and a 85 basis point or 16.5% decrease in the Company's NPV ratio to 4.30%.

As illustrated in the June 30, 2002 table below, the Company's interest rate risk was sensitive to both rising and declining rates. At June 30, 2002, the Company had a higher percentage of adjustable rate loans in its portfolio. Comparable to June 30, 2003, a decline in rates would decrease in value of those adjustable rate loans. However, with relatively higher interest rate levels at June 30, 2002, compared to June 30, 2003, the increase in value of those loans was mitigated due to the assumption that borrower prepayments increase and those loans are converted to fixed rate loans.

                                  June 30, 2002
     Change in
  Interest Rates                                                                    NPV as % of Portfolio
    In Basis                             Net Portfolio Value                             Value of Assets
     Points                                                                     NPV
(Rate Shock) (1)         $ Amount         $ Change          % Change           Ratio             Change (1)
                                            (Dollars in Thousands)

          +300             $22,559          $(7,717)              (25)%         5.61%               (154) bp

          +200               26,524           (3,752)             (12)          6.47                 (68) bp

          +100               29,299           (   977)           (  3)          7.02                 (13) bp

             0               30,276                                             7.15

          (100)              28,773           (1,503)              (5)          6.72                 (43) bp

(1) Expressed in basis points

Specifically, the June 30, 2002 table indicates that the Company's NPV was $30.3 million or 7.15% of the market value of portfolio assets. Based upon the assumptions utilized, an immediate 200 basis point increase in market interest rates would result in a $3.8 million or 12.0% decline in the Company's NPV and would result in a 68 basis point or 9.5% decline in the Company's NPV ratio to 6.47%. Conversely, an immediate 100 basis point decrease in market interest rates would result in a $1.5 million or 5.0% decrease in the Company's NPV, and a 43 basis point or 6.0% decrease in the Company's NPV ratio to 6.72%.

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

The Board of Directors and management of the Company believe that certain factors afford the Company the ability to operate successfully despite its exposure to interest rate risk. The Company manages its interest rate risk by originating and retaining adjustable rate loans in its portfolio and by normally selling currently originated fixed rate one-to-four family real estate loans. Loans classified as held for sale as of September 30, 2003 totaled $6.6 million. The Company retains the servicing on loans sold in the secondary market and, at September 30, 2003, $161.6 million of such loans were being serviced for others.

The Company's investment strategy is to maintain a diversified portfolio of high quality investments that balances the goals of minimizing interest rate and credit risks while striving to maximize investment return and provide liquidity necessary to meet funding needs.

The Company offers a range of maturities on its deposit products at competitive rates and monitors the maturities on an ongoing basis. The Company's cost of interest-bearing funds has declined from 3.80% for the year ended September 30, 2002 to 3.34% for the year ended September 30, 2003. The Company has experienced an increase in low interest cost demand and saving deposits and extended the maturities of its certificates of deposit to reduce its sensitivity to an increase in rates. The Company also benefited this year through the maturity of $20.4 million of fixed rate FHLB advances.

AVERAGE BALANCE SHEETS

The following are the average balance sheets for the years ended September 30:

                                                                2003               2002            2001
                                                               Average            Average         Average
                                                             Outstanding        Outstanding     Outstanding
                                                               Balance            Balance         Balance
                                 (In Thousands)
Assets:
Interest earning assets:
     Interest-bearing deposits                              $     30,856        $     22,797    $     18,422
     Mortgage-backed securities (1)                               25,852              26,261          19,707
     Other securities available for sale (1)                      24,412              30,216          28,589
     FHLB stock                                                    6,359               6,308           6,308
     Loans held for sale (2)                                       1,532                 353             293
     Loans receivable (3)                                        316,223             314,210         317,403
                                                            ------------        ------------    ------------
         Total interest-earning assets                           405,234             400,145         390,722
Noninterest-earning assets, net
  of allowance for loan losses                                    21,643              17,675          17,168
                                                            ------------        ------------    ------------

         Total assets                                       $    426,877        $    417,820    $    407,890
                                                            ============        ============    ============

Liabilities and shareholders' equity:
Interest-bearing liabilities:
     Savings accounts                                       $     28,714        $     19,249    $     15,946
     NOW and money market accounts                                67,389              59,433          51,520
     Certificates of deposit                                     155,740             155,519         167,519
     Repurchase agreements                                             -               9,988           8,416
     Other borrowings                                                155                   -               -
     FHLB advances                                               114,146             119,297         114,903
                                                            ------------        ------------    ------------
         Total interest-bearing liabilities                      366,144             363,486         358,304
Other liabilities                                                 27,129              19,020          16,333
                                                            ------------        ------------    ------------
              Total liabilities                                  393,273             382,506         374,637

Shareholders' equity:
     Common stock                                                 13,020              12,944          13,077
     Retained earnings                                            29,901              30,402          28,227
     Net unrealized gain (loss) on
       securities available for sale                                (419)               (196)           (434)
     Treasury stock                                               (8,898)             (7,836)         (7,617)
                                                            -------------       -------------   ------------
     Total shareholders' equity                                   33,604              35,314          33,253
                                                            ------------        ------------    ------------
     Total liabilities and
       shareholders' equity                                 $    426,877        $    417,820    $    407,890
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

                                                                             Year ended September 30,
                                                                       2003            2002             2001
                                                                       ----            ----             ----
Average interest rate earned on:
     Interest-bearing deposits                                          1.11%           1.88%            5.03%
     Mortgage-backed securities (1)                                     2.22            4.39             6.26
     Other securities available for sale (1)                            4.16            4.67             6.11
     FHLB stock                                                         5.32            6.31             7.86
     Loans held for sale                                                6.14            6.23             7.17
     Loans receivable                                                   6.50            7.11             8.05
         Total interest-earning assets                                  5.65            6.43             7.67

Average interest rate of:
     Savings accounts                                                    .95            1.12             2.25
     NOW and money market accounts                                       .75            1.18             2.42
     Certificates of deposit                                            3.22            3.85             5.65
     Repurchase agreements                                                 -            1.54             3.47
     FHLB advances                                                      5.64            5.68             5.75
     Other borrowings                                                   3.68               -               -
         Total interest-bearing liabilities                             3.34            3.80             5.02

Interest rate spread (2)                                                2.31            2.63             2.65
Net yield on interest-earning assets (3)                                2.63            2.98             3.08


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

Year ending September 30, 2003
compared to year ended                                        Total Net         Due to          Due to
September 30, 2002                                             Change            Rate           Volume
                                                               ------            ----           ------
                                                                            (In Thousands)
Interest-earning assets:
     Interest-bearing deposits                               $        (88)   $       (211)    $        123
     Securities                                                      (403)           (145)            (258)
     Mortgage-backed securities                                      (569)           (560)              (9)
     FHLB stock                                                       (60)            (63)               3
     Loans held for sale                                               72               -               72
     Loans receivable                                              (1,783)         (1,925)             142
                                                             -------------   -------------    ------------
         Total                                                     (2,831)         (2,904)              73
Interest-bearing liabilities:
     Savings accounts                                                  57             (37)              94
     NOW and money market accounts                                   (192)           (277)              85
     Certificates of deposit                                         (964)           (972)               8
     Repurchase agreements                                           (154)              -             (154)
     Other borrowings                                                   6               -                6
     FHLB advances                                                   (337)            (46)            (291)
                                                             -------------   -------------    -------------
         Total                                                     (1,584)         (1,332)            (252)
                                                             -------------   -------------    -------------
Change in net interest income                                $     (1,247)   $     (1,572)    $        325
                                                             =============   =============    ============

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

Liquid assets were $81.4 million as of September 30, 2003 compared to $81.7 million as of September 30, 2002. The sale of fixed rate loans throughout the year, along with the growth in deposits and the reduction of securities available for sale has provided sources of additional liquidity. Management believes the Company's liquidity level as of September 30, 2003 is sufficient to meet anticipated liquidity needs and the purchase of the new headquarters building previously mentioned in the Management Discussion and Analysis.

The cash flow statements provide an indication of the Company's sources and uses of cash as well as an indication of the ability of the Company to maintain an adequate level of liquidity. A discussion of the changes in the cash flow statements for the years ended September 30, 2003, 2002 and 2001 follows.

During the year ended September 30, 2003, net cash and cash equivalents increased $12.8 million from $27.6 million at September 30, 2002 to $40.4 million at September 30, 2003.

The Company experienced a net increase in cash from operating activities of $14.6 million during the year primarily attributable to net income of $2.4 million, adjustments for the provision for loan losses of $1.1 million, and proceeds of $115.1 million realized from the sale of mortgage loans, offset by the origination of $103.6 million of loans held for sale. The Bank originates, sells and delivers its fixed rate, owner-occupied residential mortgage loans on either a "Best Efforts" delivery program basis or with FHLMC mandatory delivery programs. The "Best Efforts" program allows the Bank to commit loans for delivery to investors at prices that are determined prior to loan approval. In the event that loans are not closed and therefore not delivered, the Bank incurs no penalty. The strategy reduces interest rate risk exposure by minimizing the volume of loans closed and carried in the held for sale loan portfolio. Under the mandatory delivery programs, loans are committed to be delivered at predetermined prices and penalties could be assessed if delivery commitments are not met. Those loans held for sale originated at market that are not committed for delivery at time of origination are subject to market conditions at time of sale. Of the $6.6 million of loans held for sale at September 30, 2003, $3.2 million were FHLMC mandatory delivery originations, $2.3 were under the "Best Efforts" program and $1.1 were originated without predetermined scheduled delivery dates.

The $7.3 million decrease in cash from investing activities for the year ended September 30, 2003 was primarily related to loan originations exceeding loan payments by $12.5 million, bank-owned life insurance purchases of $5.0 million, fixed asset purchases of $1.5 million and a $500,000 time deposit investment, offset by principal payments and maturities of securities exceeding security purchases by $12.2 million.

Financing activities generated net cash of $5.5 million for the year ended September 30, 2003. The net cash was provided primarily from net deposit increases of $27.7 million, partially offset by decreases of $20.4 million in FHLB borrowings and $1.7 million used to repurchase the Company's common stock.


NEW ACCOUNTING PRONOUNCEMENTS

On January 1, 2003, the Company adopted Interpretation 45, Guarantor's Accounting and Disclosure Requirements for Guarantees. On July 1, 2003, the Company adopted Statement 149, amendment of Statement 133 on Derivative Instruments and Hedging Activities, and Statement 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities. On October 1, 2003, the Company adopted Interpretation 46, Consolidation of Variable Interest Entities. Adoption of the new standards did not materially affect the Company's operating results or financial condition.

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

The primary assets and liabilities of the Bank are monetary in nature. As a result, interest rates have a more significant impact on the Company's performance than the effects of general levels of inflation. Interest rates can be affected by inflation. However, they do not necessarily move in the same direction or with the same magnitude as the indexes that measure inflation.

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

FORWARD LOOKING STATEMENTS

When used in this filing and in future filings by the Company with the Securities and Exchange Commission, in the Company's press releases or other public or shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases, "anticipate," "would be," "will allow," "intends to," "will likely result," "are expected to," will continue," "is anticipated," "estimated," "project," or similar expressions are intended to identify, "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to risks and uncertainties, including but not limited to changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area, changes in the position of banking regulators on the adequacy of our allowance for loan losses, changes in the value of the Company's mortgage servicing rights, and competition, all or some of which could cause actual results to differ materially from historical earnings and those presently anticipated or projected.

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

                                    REPORT OF INDEPENDENT AUDITORS



Board of Directors and Shareholders
MFB Corp.
Mishawaka, Indiana


We have audited the accompanying consolidated balance sheets of MFB Corp. and Subsidiary as of September 30, 2003 and 2002 and the related consolidated statements of income, shareholders' equity and cash flows for the years ended September 30, 2003, 2002 and 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MFB Corp. and Subsidiary as of September 30, 2003 and 2002, and the results of their operations and their cash flows for the years ended September 30, 2003, 2002 and 2001 in conformity with accounting principles generally accepted in the United States of America.




                                                  Crowe Chizek and Company LLC

South Bend, Indiana
November 14, 2003

The accompanying notes are an integral part of these consolidated financial statements.

                                       19
                            MFB CORP. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
                           September 30, 2003 and 2002


                                                                                    2003                 2002
                                                                                    ----                 ----
ASSETS
Cash and due from financial institutions                                     $      13,881,081    $      13,647,196
Interest-bearing deposits in other financial
  institutions - short-term                                                         26,475,898           13,935,075
                                                                             -----------------    -----------------
     Total cash and cash equivalents                                                40,356,979           27,582,271

Interest-bearing time deposits in other financial institutions                       1,001,160              500,000
Securities available for sale                                                       40,028,743           53,584,736
Federal Home Loan Bank (FHLB) stock, at cost                                         6,470,600            6,307,600
Loans held for sale                                                                  6,625,540            6,404,325
Loans receivable                                                                   318,154,658          316,391,178
   Less:  allowance for loan losses                                                 (5,198,137)          (5,143,005)
                                                                             ------------------   -----------------
     Loans receivable, net                                                         312,956,521          311,248,173
                                                                             -----------------    -----------------

Accrued interest receivable                                                          1,521,631            1,766,189
Premises and equipment, net                                                          6,089,647            5,053,861
Mortgage servicing rights, net                                                       1,373,201            1,616,588
Investment in limited partnership                                                    2,548,022            2,713,593
Cash surrender value of life insurance                                               5,217,387                   -
Other assets                                                                         4,434,219            4,423,059

     Total assets $                                                                428,623,650     $    421,200,395


LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
     Deposits
         Noninterest-bearing demand deposits                                 $      26,481,555    $      20,270,165
         Savings, NOW and MMDA deposits                                            107,340,694           86,559,465
         Time deposits                                                             158,283,602          157,547,848
                                                                             -----------------    -----------------
              Total deposits                                                       292,105,851          264,377,478
                                                                             -----------------    -----------------

     Federal Home Loan Bank advances                                                98,790,251          119,215,115
     Loans from correspondent banks                                                    300,000                   -
      Advances from borrowers for taxes and insurance                                1,153,172            1,413,660
      Accrued expenses and other liabilities                                         2,023,170            2,241,705
                                                                             -----------------    -----------------
         Total liabilities                                                         394,372,444          387,247,958
                                                                             -----------------    -----------------

Shareholders' equity
     Common stock, 5,000,000 shares authorized;
       shares issued: 1,689,417 - 2003 and 2002; shares outstanding:
       1,287,710 - 2003; 1,330,049 - 2002                                           12,560,058           12,880,716
     Retained earnings - substantially restricted                                   31,022,460           29,183,000
     Accumulated other comprehensive (loss),
       net of tax of ($35,735) in 2003 and $56,784 in 2002                            (466,113)            (194,081)
     Treasury stock, 401,707 common shares - 2003;
       359,368 common shares - 2002, at cost                                        (8,865,199)          (7,917,198)
                                                                             ------------------   ------------------
         Total shareholders' equity                                                 34,251,206           33,952,437
                                                                             -----------------    -----------------

              Total liabilities and shareholders' equity                     $     428,623,650    $     421,200,395
                                                                             =================    =================


                               MFB CORP. AND SUBSIDIARY
                        CONSOLIDATED STATEMENTS OF INCOME
                  Years ended September 30, 2003, 2002 and 2001


                                                                 2003                2002                2001
                                                                 ----                ----                ----
Interest income
     Loans receivable, including fees
         Mortgage loans                                     $     9,642,921     $    11,376,164    $     13,709,163
         Consumer and other loans                                 1,824,473           2,013,285           2,409,953
         Commercial loans                                         9,173,426           8,962,479           9,458,589
     Securities                                                   1,951,761           2,985,112           3,519,155
     Other interest-earning assets                                  341,023             428,318             927,363
                                                            ---------------     ---------------    ----------------
         Total interest income                                   22,933,604          25,765,358          30,024,223

Interest expense
     Deposits                                                     5,800,443           6,899,988          11,070,863
     Securities sold under agreements
               to repurchase                                              -             153,509             292,318
         FHLB advances and other borrowings                       6,443,795           6,775,439           6,608,615
                                                            ---------------     ---------------    ----------------
         Total interest expense                                  12,244,238          13,828,936          17,971,796
                                                            ---------------     ---------------    ----------------

Net interest income                                              10,689,365          11,936,422          12,052,427

Provision for loan losses                                         1,110,000           3,369,431           3,096,594
                                                            ---------------     ---------------    ----------------

Net interest income after provision
  for loan losses                                                 9,579,365           8,566,991           8,955,833

Noninterest income
     Service charges on deposit accounts                          1,623,611           1,048,718             902,887
     Trust fee income                                               463,561             297,727             212,535
     Insurance commissions                                          187,143             158,097             140,084
     Net realized gains from sales of loans                       3,395,381           1,578,045           1,046,147
     Loan servicing fees, net of amortization of
              mortgage servicing rights                            (939,845)            (83,752)             31,662
     Mortgage servicing right impairment charge                    (239,140)                  -                   -
     Net gain (loss) on securities available for sale                40,000            (933,958)            (51,570)
     Other                                                          495,962             150,209             345,955
                                                            ---------------     ---------------    ----------------
         Total noninterest income                                 5,026,673           2,215,086           2,627,700

Noninterest expense
     Salaries and employee benefits                               6,802,641           5,922,166           4,943,774
     Occupancy and equipment expense                              1,558,025           1,482,756           1,370,381
     Data processing expense                                        596,106             669,177             516,504
     Other expense                                                2,578,319           2,040,722           1,891,219
                                                            ---------------     ---------------    ----------------
         Total noninterest expense                               11,535,091          10,114,821           8,721,878
                                                            ---------------     ---------------    ----------------

Income before income taxes                                        3,070,947             667,256           2,861,655

Income tax expense                                                  671,163              18,719             951,283
                                                            ---------------     ---------------    ----------------
Net income                                                  $     2,399,784     $       648,537    $      1,910,372
                                                            ===============     ===============    ================

Basic earnings per common share                                   $    1.87           $     .49           $    1.42
Diluted earnings per common share                                      1.80                 .47                1.38


                              MFB CORP. AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                  Years ended September 30, 2003, 2002 and 2001



                                                                                                        Accumulated
                                                                                                           Other
                                                                          Comprehensive                                    Total
                                               Retained    Income (Loss),     Unearned       Treasury    Shareholders'
                                            Common Stock      Earnings      Net of Tax      ESOP Shares       Stock        Equity

Balance at September 30, 2000            $  13,136,003  $  27,711,396  $     (916,439) $           -  $  (7,416,533)$    32,514,427

Purchase of 34,760 shares of
          treasury stock                             -              -               -              -       (647,398)       (647,398)
Stock option exercise-issuance of
    12,850 shares of treasury stock           (156,893)             -               -              -        286,972         130,079
Tax benefit related to employee stock plan      44,145              -               -                             -          44,145
Cash dividends declared - $ .395 per share           -       (533,085)              -              -              -        (533,085)
Comprehensive income:
   Net income for the year end September
                30, 2001                             -      1,910,372               -              -              -       1,910,372
   Other comprehensive income (loss)                 -              -         961,475              -              -         961,475

     Total comprehensive income                      -              -               -              -              -       2,871,847
                                           -------------  -------------  --------------  -------------  -------------   ------------

Balance at September 30, 2001               13,023,255     29,088,683          45,036              -     (7,776,959)     34,380,015
                                           -------------  -------------  -------------   -------------  -------------   ------------

Purchase of 23,190 shares of treasury stock                                                                (506,881)       (506,881)
Stock option exercise-issuance of 16,700
          shares of treasury stock            (199,642)                                                     366,642         167,000
Tax benefit related to employee stock plan      57,103                                                                       57,103
Cash dividends declared - $.415 per share                    (554,220)                                                     (554,220)
Comprehensive income:
   Net income for the year end
        September 30, 2002                                    648,537                                                       648,537
   Other comprehensive income (                                              (239,117)                                     (239,117)

     Total comprehensive income                      -              -               -              -              -         409,420
                                           -------------  -------------  --------------  -------------  -------------   ------------

Balance at September 30, 2002               12,880,716     29,183,000        (194,081)             -     (7,917,198)     33,952,437
                                            ------------  -------------  --------------  -------------  -------------   ------------


Purchase of 75,339 shares of treasury stock                                                              (1,676,634)     (1,676,634)
Stock option exercise-issuance of 33,000
        shares of treasury stock              (350,508)             -               -              -        728,633         378,125
Tax benefit related to employee stock plan      29,850              -               -              -              -          29,850
Cash dividends declared - $.435 per share            -       (560,324)              -              -              -        (560,324)
Comprehensive income:
   Net income for the year end September 30,
               2003                                  -      2,399,784               -              -              -       2,399,784
   Other comprehensive income (loss)                 -              -        (272,032)             -              -        (272,032)

     Total comprehensive income                      -              -               -              -              -       2,127,752
                                           -------------  -------------  --------------  -------------  -------------   ------------

Balance at September 30, 2003             $  12,560,058  $  31,022,460  $     (466,113) $           -  $  (8,865,199) $  34,251,206



                                  MFB CORP. AND SUBSIDIARY
                           CONSOLIDATED STATEMENTS OF CASH FLOWS
                     Years ended September 30, 2003, 2002 and 2001



                                                                   2003               2002                2001
                                                                   ----               ----                ----
Cash flows from operating activities
     Net income                                             $     2,399,784     $       648,537    $      1,910,372
     Adjustments to reconcile net income
       to net cash from operating activities
         Depreciation and amortization, net of
           accretion                                              1,343,323           1,207,633             391,333
         Provision for loan losses                                1,110,000           3,369,431           3,096,594
         Net (gains) losses from sales or valuation
         of securities available for sale                           (40,000)            933,958              51,570
         Net realized gains from sales of loans                  (3,395,381)         (1,578,045)         (1,046,147)
         Amortization of mortgage servicing rights                1,333,364             365,993             146,497
         Impairment of mortgage servicing rights                    239,140                   -                   -
         Origination of loans held for sale                    (103,572,557)        (76,592,582)        (53,858,737)
         Proceeds from sales of loans held for sale             115,074,018          73,926,222          57,721,467
         Equity in loss of investment in limited
           partnership                                              165,571             163,495              89,374
         Appreciation in cash surrender value of
                 life insurance                                    (217,387)                  -                   -
         Net change in:
              Accrued interest receivable                           244,558               8,095             120,318
              Other assets                                          111,208          (2,021,347)         (1,571,314)
              Accrued expenses and other liabilities               (218,535)          1,022,653             517,026
                                                            ----------------    ---------------    ----------------
                  Net cash from operating activities             14,577,106            1,454,043          7,568,353

Cash flows from investing activities
     Net change in interest-bearing time
       deposits in other financial institutions                    (501,160)          1,000,000          (1,500,000)
     Net change in loans receivable                             (12,474,759)         (7,636,389)          5,427,890
     Proceeds from:
         Sales of securities available for sale                     160,000           5,311,521             190,930
         Principal payments of mortgage-backed
           and related securities                                34,371,588          21,451,698           7,451,031
         Maturities and calls of securities available
           for sale                                               5,000,000          21,794,846          63,297,820
     Purchase of:
         Securities available for sale                          (27,152,202)        (56,127,721)        (75,417,941)
         Life Insurance                                          (5,000,000)
         FHLB stock                                                (163,000)                  -                   -
         Premises and equipment, net                             (1,527,053)           (516,062)           (968,523)

              Net cash from investing activities            $    (7,286,586)    $   (14,722,107)   $     (1,518,793)



The accompanying notes are an integral part of these consolidated financial statements.


                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years ended September 30, 2003, 2002 and 2001




                                                                   2003               2002                2001
                                                                   ----               ----                ----
Cash flows from financing activities
     Purchase of MFB Corp. common stock                     $    (1,676,634)    $      (506,881)   $       (647,398)
     Net change in deposits                                      27,728,373          19,198,225           5,785,030
     Net change in securities sold under
       agreements to repurchase                                           -         (11,021,511)          1,878,166
     Proceeds from FHLB borrowings                                        -                   -          20,000,000
     Proceeds from other borrowings                                 300,000                   -                   -
     Repayment of FHLB borrowings                               (20,424,864)           (469,870)        (12,466,540)
     Proceeds from exercise of stock options                        378,125             167,000             130,079
     Net change in advances from
       borrowers for taxes and insurance                           (260,488)           (185,696)           (516,476)
     Cash dividends paid                                           (560,324)           (554,220)           (533,085)
                                                            ----------------    ----------------   ----------------
         Net cash from financing activities                       5,484,188           6,627,047          13,629,776
                                                            ---------------     ---------------    ----------------

Net change in cash and cash equivalents                          12,774,708          (6,641,017)         19,679,336

Cash and cash equivalents at beginning of year                   27,582,271          34,223,288          14,543,952
                                                            ---------------     ---------------    ----------------

Cash and cash equivalents at end of year                    $    40,356,979     $    27,582,271    $     34,223,288
                                                            ===============     ===============    ================


Supplemental disclosures of cash flow information Cash paid during the year for:
         Interest                                           $    11,782,216     $    13,598,405    $     17,975,287
         Income taxes                                               400,000             811,500           2,190,000

Supplemental schedule of noncash investing activities:
     Transfer from:
         Loans receivable to loans held for sale            $     9,656,411     $             -    $              -

         Loans receivable to real estate owned              $     1,020,835     $       348,320    $              -


                              MFB CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 2003, 2002 and 2001




                                       24
NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The accompanying consolidated financial statements include the accounts of MFB Corp., and its wholly-owned subsidiary MFB Financial (the "Bank"), a federal stock savings bank, and the wholly-owned subsidiaries of the Bank, Mishawaka Financial Services, Inc., MFB Investments I, Inc., MFB Investments
 II, Inc. and MFB Investments, LP (together referred to as "the Company"). Mishawaka Financial Services, Inc. is engaged in the sale of general property, casualty, life and health insurance to customers in the Bank's market area. MFB Investments I, Inc.,
 MFB  Investments  II, Inc. and MFB  Investments,  LP are
Nevada  corporations  and a Nevada  limited  partnership  that manage a portion of the Bank's investment portfolio. All significant intercompany transactions and balances are eliminated in consolidation.

Nature of Business and Concentrations of Credit Risk: The primary source of income for the Company results from granting commercial, consumer and residential real estate loans in St. Joseph and Elkhart counties and the surrounding area. The Company operates primarily in the banking industry which accounts for more than 95% of its revenues, operating income and assets.

Use of Estimates In Preparing Financial Statements: The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period, as well as the disclosures provided. Areas involving the use of estimates and assumptions in the accompanying financial statements include the allowance for loan losses, fair values of securities and other financial instruments, determination and carrying value of loans held for sale, determination and carrying value of impaired loans, the value of mortgage servicing rights, the value of investments in limited partnerships, the value of stock options, the realization of deferred tax assets, and the determination of depreciation of premises and equipment recognized in the Company's financial statements. Actual results could differ from those estimates. Estimates associated with the allowance for loan losses, the fair values of securities and other financial instruments and mortgage servicing rights are particularly susceptible to material change in the near term.

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

                                   (Continued)

                                       37
NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Cash Surrender Value of Life Insurance: The Company has purchased life insurance policies on certain key executives. Company owned life insurance is recorded at its cash surrender value, or the amount that can be realized.

Earnings Per Common Share: Basic earnings per common share is based on the net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share shows the dilutive effective of additional potential common shares issuable under stock option plans.

Stock-Based Compensation: Compensation expense under stock options is reported using the intrinsic value method. No stock-based compensation cost is reflected in net income, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant. The following table illustrates the effect of net income and earnings per share if expense was measured using the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation.

                                                                      2003              2002              2001
                                                                      ----              ----              ----

Net income as reported                                       $     2,399,784   $      648,537   $     1,910,372

Less: Stock-based compensation
expense determined under fair value
based method                                                         198,346           159,852          126,720

Proforma net income                                               $2,201,438       $   488,685   $    1,783,652



Basic earnings per share as reported                               $     1.87      $       0.49     $      1.42
Pro forma basic earnings per share                                       1.71              0.37            1.33


Diluted earnings per share as reported                           $       1.80            $ 0.47          $ 1.38
Pro forma diluted earnings per share                                     1.65              0.36            1.29


The fair values for the options granted during the year were estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions (no stock options were granted during the year ending September 30, 2001):


                                                                                        2003              2002
                                                                                        ----              ----

     Risk-free interest rate                                                              3.72%              4.83%
     Expected dividend rate                                                               1.82              2.06
     Stock price volatility                                                              23.23             14.41
     Estimated Life                                                                      8 yrs             8 yrs

In future years, as additional options are granted, the proforma effect on net income and earnings per share may increase. Stock options are used to reward directors and certain executive officers and provide them with an additional equity interest. Options are issued for ten year periods and have varying vesting schedules.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes the net change in net unrealized gains and losses on securities available for sale, net of reclassification adjustments and tax effects, and is also recognized as a separate component of shareholders' equity.

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

NOTE 2 - EARNINGS PER COMMON SHARE

A reconciliation of the numerators and denominators used in the computation of the basic earnings per common share and diluted earnings per common share is presented below:

                                                                           Year ended September 30,
                                                                    2003              2002               2001
                                                                    ----              ----               ----
Basic Earnings Per Common Share
     Numerator
         Net income                                            $    2,399,784     $      648,537    $     1,910,372
                                                               ==============     ==============    ===============
     Denominator

         Weighted average common shares
           outstanding for basic earnings per
           common share                                             1,285,661          1,334,260          1,345,904
                                                               ==============     ==============    ===============

     Basic earnings per common share                        $            1.87        $       .49          $    1.42
                                                            =================        ===========          =========

Diluted Earnings Per Common Share
     Numerator
         Net income                                            $    2,399,784     $      648,537    $     1,910,372
                                                               ==============     ==============    ===============
     Denominator
         Weighted average common shares
           outstanding for basic earnings per
           common share                                             1,285,661          1,334,260          1,345,904
         Add:  Dilutive effects of assumed
           exercises of stock options                                  44,808             39,617             34,838
                                                               --------------     --------------    ---------------
         Weighted average common shares
           and dilutive potential common
           shares outstanding                                       1,330,469          1,373,877          1,380,742
                                                               ==============     ==============    ===============

     Diluted earnings per common share                         $         1.80     $          .47    $          1.38
                                                               ==============     ==============    ===============


Stock options for -0-, 42,500 and 75,750 shares of common stock were not considered in computing diluted earnings per common share for the years ended September 30, 2003, 2002 and 2001 because they were antidilutive.

NOTE 3 - SECURITIES

The amortized cost and fair value of securities available for sale are as follows:

                                           -------------------------September 30, 2003--------------------------
                                                                    ------------------
                                                                    Gross            Gross
                                               Amortized         Unrealized       Unrealized            Fair
                                                 Cost               Gains           Losses              Value
Debt securities
     U.S. Government
       and federal agencies                $      9,368,820    $    194,081     $           -    $     9,562,901
     Municipal bonds                                346,124          22,772                 -            368,896
     Mortgage-backed                             16,807,629          67,861          (106,398)        16,769,092
     Corporate notes                              9,770,890         196,087          (480,548)         9,486,429
                                           ----------------    ------------     --------------   ---------------
                                                 36,293,463         480,801          (586,946)        36,187,318
Marketable equity securities                      4,237,128               -          (395,703)         3,841,425
                                           ----------------    ------------     --------------   ---------------

                                           $     40,530,591    $    480,801     $    (982,649)   $    40,028,743
                                           ================    ============     ==============   ===============


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

                                                                                      September 30, 2003
                                                                                  Amortized            Fair
                                                                                    Cost               Value

     Due in one year or less                                                 $      3,947,856    $     4,022,608
     Due after one year through
       five years                                                                   7,559,167          7,874,558
     Due after five years through
       ten years                                                                    4,017,653          4,035,940
     Due after ten years                                                            3,961,158          3,485,120
                                                                             ----------------    ---------------
                                                                                   19,485,834         19,418,226
     Mortgage-backed securities                                                    16,807,629         16,769,092
                                                                             ----------------    ---------------

                                                                             $     36,293,463    $    36,187,318
                                                                             ================    ===============


Proceeds from sales and liquidation of securities available for sale were $160,000 during the year ended September 30, 2003. Gross gains of $40,000 and gross losses of $-0- were realized on these sales.

Proceeds from sales and liquidation of securities available for sale were $5,311,521 during the year ended September 30, 2002. Gross gains of $130,287 and gross losses of $168,766 were realized on these sales. The Company recorded a $895,479 write down on a $1.0 million WorldCom, Inc. corporate note investment during its fiscal third quarter, 2002. The sale of this investment accounted for the $160,000 in proceeds and $40,000 gain for the year ended September 30, 2003.

Proceeds from sales of securities available for sale were $190,930 during the year ended September 30, 2001. Gross gains of $-0- and gross losses of $51,570 were realized on these sales.

NOTE 4 - LOANS RECEIVABLE

Loans receivable, at September 30 are summarized as follows:

                                                                                    2003                 2002
                                                                                    ----                 ----
Residential mortgage loans:
         Secured by one-to-four family residences                            $     129,472,398    $     146,942,626
         Construction loans                                                         22,066,066           15,862,879
         Other                                                                       6,727,880            6,026,863
                                                                             -----------------    -----------------
                                                                                   158,266,344          168,832,368
         Less undisbursed portion of construction and
           other mortgage loans                                                         62,265             (102,755)
                                                                             -----------------    -----------------
              Total residential mortgage loans                                     158,328,609          168,729,613

Commercial and consumer loans:
         Home equity and second mortgage                                            24,534,708           21,150,176
         Commercial real estate                                                     80,913,758           72,702,908
         Commercial                                                                 49,709,400           48,437,524
         Other                                                                       5,489,366            6,165,328
                                                                             -----------------    -----------------
              Total commercial and consumer loans                                  160,647,232          148,455,936
         Less: net deferred loan origination fees                                     (821,183)            (794,371)
                                                                             ------------------   -----------------

         Total Loans Receivable                                              $     318,154,658    $     316,391,178
                                                                             =================    =================

Activity in the allowance for loan losses is summarized as follows for the years ended September 30:

                                                               2003                2002                 2001
                                                               ----                ----                 ----

     Balance at beginning of year                          $    5,143,005    $       4,631,981    $       1,672,000
     Provision for loan losses                                  1,110,000            3,369,431            3,096,594
     Charge-offs                                               (1,388,152)          (2,872,683)            (140,483)
     Recoveries                                                   333,284               14,276                3,870
                                                           --------------    -----------------    -----------------

     Balance at end of year                                $    5,198,137    $       5,143,005    $       4,631,981
                                                           ==============    =================    =================


Impaired loans were as follows:

                                                                                     2003                2002
                                                                                     ----                ----
     Year-end loans with no allocated allowance
       for loan losses                                                          $           -      $          -
     Year-end loans with allocated allowance
       for loan losses                                                                4,027,000           6,567,000
                                                                                ---------------    ----------------
         Total                                                                  $     4,027,000    $      6,567,000
                                                                                ===============    ================

     Amount of the allowance for loan
       losses allocated                                                         $     1,370,000    $      1,773,000

     Average of impaired loans during the year                                        5,233,000           8,070,000

     Interest income recognized during impairment                                        82,000             227,000
     Cash-basis interest income recognized during
       impairment                                                                        66,000             226,000

The average balance of impaired loans in 2001 was $2,274,000 and there was $-0-interest income and cash-basis interest income recognized during impairment.

Nonperforming loans were as follows at year end.
                                                                                      2003               2002
                                                                                      ----               ----

     Loans past due over 90 days still on accrual status                        $           -      $          -
     Non-accrual loans                                                                3,845,000           5,464,000
                                                                                ---------------    ----------------

       Total nonperforming loans                                                $     3,845,000    $      5,464,000
                                                                                ===============    ================


A total of $3.6 million of the impaired loans are non-accrual loans.

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The Company is subject to certain recourse obligations on the loans serviced for Telebank. The unpaid principal balances of mortgage loans serviced for others at September 30, 2003 and 2002 are summarized as follows:

                                                                                                2003                 2002
                                                                                                ----                 ----
     Mortgage loan portfolios serviced for:
         Federal Home Loan Mortgage Corporation                                 $   150,542,108    $    119,837,201
         Fannie Mae Corporation                                                       4,532,304                   -
         Merchants Bank                                                               1,637,562                   -
         Telebank                                                                     1,009,175           2,899,144
         Hanover Capital Mortgage Holdings, Inc.                                        775,670           2,862,781
         LaSalle Bank, FSB                                                            1,088,242           2,776,881
         Citizens Bank                                                                  861,611           3,145,617
     Federal Home Loan Bank of Indianapolis                                           1,118,750           1,116,450
                                                                                ---------------    ----------------
                                                                                $   161,565,422    $    132,638,074
                                                                                ===============    ================


Custodial escrow balances maintained in connection with the foregoing serviced loans were $1,247,181 and $1,083,000 at September 30, 2003 and 2002.

Activity for capitalized mortgage servicing rights and the related valuation allowance was as follows:

                                                 2003                2002                 2001
                                                 ----                ----                 ----
 Servicing rights, net of valuation allowance:
   Balance at beginning of year             $    1,616,588      $   1,068,801       $     611,013
   Additions                                     1,329,117            913,780             604,285
   Amortized to expense                         (1,572,504)          (365,993)           (146,497)
                                                -----------         ---------           ---------
   Balance at end of year                   $    1,373,201      $   1,616,588       $   1,068,801
                                            ==============      =============       =============

 Valuation allowance:
   Balance at beginning of year             $            -
   Impairment charge                              (703,929)
   Impairment recovery                              464,789
                                            ---------------
   Balance at end of year                   $     (239,140)
                                            ===============

Certain directors and executive officers of the Company and its subsidiary, including associates of such persons, are loan customers. A summary of the related party loan activity, for loans aggregating $60,000 or more to any one related party, is as follows:

                                                                                    2003               2002
                                                                                    ----               ----

           Balance at beginning of year                                      $      2,058,788    $     1,949,414
           New loans                                                                1,058,916          1,109,517
           Repayments                                                                (783,806)          (809,150)
           Effect of changes in related parties                                             -           (190,993)
                                                                             ----------------    ---------------

           Balance at end of year                                            $      2,333,898    $     2,058,788
                                                                             ================    ===============











NOTE 5 - PREMISES AND EQUIPMENT, NET

Premises and equipment at September 30 are summarized as follows:

                                                                                    2003               2002
                                                                                    ----               ----

     Land$                                                                          1,851,042     $    1,537,840
     Buildings and improvements                                                     4,606,342          3,894,217
     Furniture and equipment                                                        3,707,259          3,205,533
                                                                             ----------------    ---------------
         Total cost                                                                10,164,643          8,637,590
     Accumulated depreciation and amortization                                     (4,074,996)        (3,583,729)
                                                                             -----------------   ---------------

                                                                             $      6,089,647    $     5,053,861
                                                                             ================    ===============

Depreciation and amortization of premises and equipment included in occupancy and equipment expense was approximately $557,000, $562,000 and $556,000 for the years ended September 30, 2003, 2002 and 2001, respectively. The Company purchased a new headquarters building on October 31, 2003 at a cost of $7.3 million.

NOTE 6 - DEPOSITS

At September 30, 2003, the scheduled maturities of certificates of deposit for the years ending September 30, are as follows:

                           2004                                           $       57,633,111
                           2005                                                   50,301,358
                           2006                                                    8,069,759
                           2007                                                   36,059,320
                           2008                                                    6,009,648
                           Thereafter                                                210,406
                                                                          ------------------

                                                                          $      158,283,602

The aggregate amount of short-term jumbo certificates of deposit in denominations of $100,000 or more was approximately $38,795,000 and $37,424,000 at September 30, 2003 and 2002.










NOTE 7 - FEDERAL HOME LOAN BANK ADVANCES

At September 30, 2003, advances from the Federal Home Loan Bank of Indianapolis with fixed and variable rates ranging from 3.60% to 6.82% are required to be repaid in the year ending September 30 as follows:

                           2004                                            $         800,000
                           2005                                                    5,200,000
                           2006                                                   10,500,000
                           2007                                                    5,000,000
                           2008                                                   43,000,000
                           Thereafter                                             34,290,251
                                                                           -----------------
                                                                           $      98,790,251

FHLB advances are secured by all FHLB stock, qualifying first mortgage loans, and government agency securities. At September 30, 2003, $6,470,600 of FHLB stock, $134,400,000 of eligible mortgage loan collateral and $51,334,000 of other real estate related collateral are pledged to the FHLB to secure advances outstanding.

In addition, $89 million of the advances outstanding at September 30, 2003 contained put options with put dates ranging from October 2003 to January 2004, whereby the advance can be called by the FHLB prior to maturity.

NOTE 8 - EMPLOYEE BENEFITS

Employee Pension Plan: On April 1, 2003, the Bank terminated its qualified noncontributory multiple-employer defined benefit pension plan covering substantially all of its employees. The plan was administered by the trustees of the Financial Institutions Retirement Fund. There were no separate valuation of plan benefits nor segregation of plan assets specifically for the Bank because the plan was a multiple-employer plan and separate actuarial valuations are not made with respect to each employer nor are the plan assets so segregated. At termination, the Company made a contribution of $148,000 to the Fund as part of the termination agreement to cover the deficit between the vested benefits and the value of the Company's calculated portion of the total plan assets. Pension plan expense for the years ended September 30, 2003, 2002 and 2001 was approximately $148,000, $5,300 and $6,600, respectively.

401(k) Plan: The Company maintains a retirement savings 401(k) plan which covers all full time employees who are 21 or older and have completed one year of service. Participants may defer up to 15% of compensation, and the Company increased its match to 125% (90% for the year ending September 30, 2003) of elective deferrals on 6% of the participants' compensation effective October 1, 2003.
  Expense for the 401(k) plan for the years ended September 30, 2003, 2002 and 2001 was approximately $193,000, $150,000 and $122,000.


Employee Stock Ownership Plan (ESOP): The Company maintains an ESOP for eligible employees. Employees with at least one year of employment and who have attained age twenty-one are eligible to participate. Benefits generally become 100% vested after five years of credited service. A participant who terminates employment for reasons other than death, normal retirement (or early retirement), or disability prior to the completion of five years of credited service does not receive any benefits under the ESOP. Forfeitures are reallocated among the remaining participating employees, in the same proportion as contributions. Benefits are payable in the form of stock except for fractional shares which are paid in cash upon termination of employment. The Company's contributions to the ESOP are not fixed, so benefits payable under the ESOP cannot be estimated. ESOP participants receive distributions from their ESOP accounts only upon termination of service. During the year ending September 30, 2003, an additional 5,250 shares were purchased by the ESOP and allocated to participants.
The ESOP shares as of September 30 were as follows:

                                                                      2003             2002               2001
                                                                      ----             ----               ----

     Allocated shares                                                  152,750           147,500            147,500
     Shares withdrawn from the plan by participants                    (24,274)          (16,198)           (16,198)
                                                                ---------------    --------------   ---------------
     Total ESOP shares held in the plan                                128,476           131,302            131,302
                                                                ==============     =============    ===============

Stock Option Plans: The Board of Directors of the Company have adopted the MFB Corp. Stock Option Plans (the "Option Plans"). The number of options authorized under the Plans totals 450,000 shares of common stock. Officers, employees and outside directors of the Company and its subsidiary are eligible to participate in the Option Plans. The option exercise price must be no less than 85% of the fair market value of common stock on the date of the grant, and the option term cannot exceed ten years and one day from the date of the grant. As of September 30, 2003, all options granted have an exercise price of at least 100% of the market value of the common stock on the date of grant and no compensation expense was recognized for stock options for the years ended September 30, 2003, 2002 and 2001. As of September 30, 2003, 94,500 options remain available for future grants.

Activity in the Option Plan is summarized as follows:

                                                                                      Weighted       Weighted
                                                Number of                              Average       Average
                                               Outstanding           Exercise          Exercise     Fair Value
                                                Options                Price           Price        of Grants

     Balance at September 30, 2000              205,250           $ 10.00 -  26.75     $ 16.59
     Granted                                          -                                     -
     Forfeited                                   (3,750)            16.31 -  26.75       23.36
     Exercised                                  (12,850)            10.00 -  16.31       10.12
                                                 -------
     Balance at September 30, 2001               188,650            10.00 -  26.75       16.68
     Granted                                      16,500            18.75 -  20.55       19.73           4.45
     Forfeited                                    (2,500)           17.25 -  20.55       17.91
       Exercised                                 (16,700)               10.00            10.00
                                                --------
     Balance at September 30, 2002               185,950            10.00 -  26.75       17.53
     Granted                                      59,000                21.30            21.30           5.82
     Forfeited                                      (500)               21.30            21.30
     Exercised                                   (33,000)           10.00 -  21.30       11.46
                                                --------
       Balance at September 30, 2003             211,450            10.00 -  26.75       19.71
                                                ========

Options exercisable at September 30, based on vesting schedules established at date of grant, are as follows:

                                                                                           Weighted
                                                            Number                          Average
                                                          of Options                    Exercise Price

                  2001                                        146,415                         $   15.05
                  2002                                        156,264                             16.91
                  2003                                        139,994                             18.68

At September 30, 2003 options outstanding were as follows:

                                                           Outstanding                                    Exercisable
                                                           Weighted Average           Weighted              Weighted
Range of                                            Remaining                          Average                Average
Exercise                                            Contractual                       Exercise                Exercise
Prices                                   Number     Life                                Price                Number       Price
------                                   ------     ----                          -----                      ------       -------

$10-$15                                51,700         1.04 years                       $ 11.93                  51,700     $11.93
$15-$20                                19,500         5.22 years                         16.80                  13,100      15.91
$20-$26.7                             140,250         6.72 years                         22.98                  75,144      23.80

Outstanding at year end               211,450         5.20 years                        $19.71                 139,944  $   18.68


NOTE 9 - INCOME TAXES

The Company files consolidated income tax returns. Income tax expense for the years ended September 30 are summarized as follows:

                                                                   2003              2002               2001
                                                                   ----              ----               ----
     Federal
         Current                                             $      731,145     $      367,179    $    1,456,063
         Deferred                                                  (178,801)          (418,795)         (765,324)
                                                             ---------------    ---------------   --------------
                                                                    552,344            (51,616)          690,739
     State
         Current                                                    166,354             73,222           400,201
         Deferred                                                   (47,535)            (2,887)         (139,657)
                                                             ---------------    ---------------   --------------
                                                                    118,819             70,335           260,544
                                                             --------------     --------------    --------------

              Total income tax expense                       $      671,163     $       18,719    $      951,283
                                                             ==============     ==============    ==============






NOTE 9 - INCOME TAXES (Continued)

Total income tax expense differed from the amounts computed by applying the federal income tax rate of 34% in all periods presented to income before income taxes as a result of the following for the years ended September 30:

                                                                 2003                2002               2001
                                                                 ----                ----               ----

Income taxes at statutory rate                               $    1,044,122     $      226,867    $      972,963
Tax effect of:
     State tax, net of federal income tax effect                     78,421             46,421           171,960
     Low income housing credits                                    (348,257)          (214,072)         (174,401)
     Bank owned life insurance income                               (73,912)                 -                 -
     Other items, net                                               (29,211)           (40,497)          (19,239)
                                                             ---------------    ---------------   --------------

         Total income tax expense                            $      671,163     $       18,719    $      951,283
                                                             ==============     ==============    ==============

The components of the net deferred tax asset (liability) recorded in the consolidated balance sheets as of September 30 are as follows:

                                                                                     2003               2002
                                                                                     ----               ----
     Deferred tax assets
         Bad debt deduction                                                     $    2,111,061    $    1,992,855
         Low income housing credit carry-forward                                       241,388                 -
         Net deferred loan fees                                                        325,271           330,776
         Security valuation adjustment                                                       -           372,878
             Net unrealized depreciation on securities
           available for sale                                                           35,735                 -
         Other                                                                         118,627            55,208
                                                                                --------------    --------------
                                                                                     2,832,082         2,751,717
     Deferred tax liabilities
         Accretion                                                                     (70,745)          (57,628)
         Depreciation                                                                  (27,964)          (45,797)
         Net unrealized appreciation on securities
           available for sale                                                                -           (56,784)
         FHLB stock dividend                                                           (96,775)                -
         Mortgage servicing rights                                                    (543,924)         (673,147)
         Other                                                                               -          (143,744)
                                                                                --------------    --------------

(739,408) (977,100)
                  Net deferred tax asset (liability)                            $    2,092,674    $    1,774,617
                                                                                ==============    ==============

Federal income tax laws provided savings banks with additional bad debt deductions through the tax year ended September 30, 1987, totaling $4,596,000 for the Bank. Accounting standards do not require a deferred tax liability to be recorded on this amount, which liability would otherwise total $1,563,000 at September 30, 2003 and 2002. If the Bank were liquidated or otherwise ceases to be a bank or if tax laws change, the $1,563,000 would be recorded as expense. Tax legislation passed in August 1996 requires the Bank to deduct a provision for bad debts for tax purposes based on actual loss experience and recapture the excess bad debt reserve accumulated in tax years after September 30, 1987. The related amount of deferred tax liability which must be recaptured is approximately $446,000 and is payable over a six year period beginning with the tax year ending September 30, 1999.

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

The Bank's actual capital and required capital amounts and ratios are presented below:

                                                                                                    Minimum
                                                                                                  Requirement
                                                                      Minimum                     To Be Well
                                                                    Requirement                Capitalized Under
                                                                    For Capital                Prompt Corrective
                                         Actual                  Adequacy Purposes           Action Provisions
                                   Amount        Ratio          Amount        Ratio          Amount       Ratio
                                                               (Dollars in Thousands)
As of September 30, 2003
    Total capital (to risk
      weighted assets)         $    36,346      12.41%      $    23,435        8.00%    $    29,294       10.00%
    Tier 1 (core) capital
      (to risk weighted assets)     33,268       11.36           11,718        4.00          17,576        6.00
    Tier 1 (core) capital (to
      adjusted total assets)        33,268        7.77           17,116        4.00          21,395        5.00

As of September 30, 2002
    Total capital (to risk
      weighted assets)         $    36,167       12.83%     $    22,553       8.00%    $      28,191      10.00%
    Tier 1 (core) capital
      (to risk weighted assets)     32,948       11.69           11,276        4.00          16,914        6.00
    Tier 1 (core) capital (to
      adjusted total assets)        32,948        7.83           16,824        4.00          21,032        5.00

Regulations limit the dividends that may be paid without prior approval of the Office of Thrift Supervision. The Bank is currently a "well-capitalized" Tier 1 institution and can make distributions during a year of 100% of its retained net income for the calendar year-to-date plus retained net income for the previous two calendar years (less any dividends previously paid) as long as the Bank would remain "well-capitalized", following the proposed distribution. Accordingly, at October 1, 2003, $1,593,000 of the Bank's retained earnings was potentially available for distribution to the Company, without obtaining prior regulatory approval.

NOTE 11 - OTHER NON-INTEREST INCOME AND EXPENSE

Other noninterest income and expense amounts are summarized as follows for the years ended September 30:

                                                                   2003              2002               2001
                                                                   ----              ----               ----
         Other noninterest income
              Other service charges and fees                 $      226,925     $      171,530    $      245,647
              ATM foreign surcharges                                 47,047             54,349            61,276
              Visa interchange income                                63,856             44,946            18,673
              Partnership equity loss                              (165,570)          (163,495)          (89,374)
              Bank owned life insurance                             217,387                  -                 -
              Other                                                 106,317             42,879           109,733
                                                             --------------     --------------    --------------

                                                             $      495,962     $      150,209    $      345,955
                                                             ==============     ==============    ==============

         Other noninterest expense
              Advertising and promotion                      $      357,381     $      202,016    $      155,138
              Professional fees                                     363,828            296,840           311,154
              Printing, postage and supplies                        376,421            338,588           308,749
              Other                                               1,480,689          1,203,278         1,116,178
                                                             --------------     --------------    --------------

                                                             $    2,578,319     $    2,040,722    $    1,891,219
                                                             ==============     ==============    ==============











NOTE 12 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND   CONTINGENCIES

Various outstanding commitments and contingent liabilities are not reflected in the financial statements. Commitments to make loans at September 30 are as follows:

                               ------------------2 0 0 3----------------  ------------------2 0 0 2----------------
                                                 -------                                    -------
                                    Fixed       Variable                       Fixed       Variable
                                 Rate Loans    Rate Loans       Total       Rate Loans    Rate Loans       Total

Mortgage loans                 $  9,885,230  $   2,211,760  $ 12,096,990  $ 14,254,431  $  2,644,350   $ 16,898,781
Commercial loans                  2,795,409        105,398     2,900,807       615,000     5,164,995      5,779,995
Unused equity lines of credit    10,186,616     20,598,890    30,785,506    11,243,846    14,800,826     26,044,672
Unused commercial loan
  lines and letters of credit        13,875     60,825,163    60,839,038             -    31,968,156     31,968,156
Unused construction loan
  lines of credit                 4,675,825      5,638,811    10,314,636     1,614,237     7,154,417      8,768,654
                               ------------  -------------  ------------  ------------  ------------   ------------

                               $ 27,556,955  $  89,380,022  $116,936,977  $ 27,727,514  $ 61,732,744   $ 89,460,258
                               ============  =============  ============  ============  ============   ============

Fixed rate mortgage loan commitments at September 30, 2003 are at an average rate of 6.09%. Mortgage loan fixed rate commitments are primarily for terms ranging from 15 to 30 years, while commercial loan fixed rate commitments are primarily for five year terms. The average rate on variable rate mortgage loan commitments is 4.47% and are tied to the one year treasury bill rate. Rates on variable commercial loan commitments are tied to the national prime rate.

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

Under employment agreements with certain executive officers, certain events leading to separation from the Company could result in cash payments totaling $1.27 million as of September 30, 2003.

The Company and the Bank are subject to certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial position or results of operation of the Company.




NOTE 13 - SHAREHOLDER RIGHTS PLAN

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

























NOTE 14 - PARENT COMPANY FINANCIAL STATEMENTS
Presented below are the condensed financial statements for the parent company, MFB Corp.

                            CONDENSED BALANCE SHEETS
                           September 30, 2003 and 2002

                                                                                     2003                 2002
                                                                                     ----                 ----
ASSETS
Cash and cash equivalents                                                       $       416,295    $        470,583
Securities available for sale                                                         1,200,915           1,193,655
Investment in Bank subsidiary                                                        33,200,296          33,039,114
Other assets                                                                            225,295              41,083
                                                                                ---------------    ----------------
     Total assets                                                               $    35,042,801    $     34,744,435
                                                                                ===============    ================

LIABILITIES
Loan payable to Bank subsidiary                                                 $       450,000    $        750,000
Accrued expenses and other liabilities                                                  341,595              41,998
                                                                                ---------------    ----------------
     Total liabilities                                                                  791,595             791,998

SHAREHOLDERS' EQUITY                                                                 34,251,206          33,952,437
                                                                                ---------------     --------------

     Total liabilities and shareholders' equity                                 $    35,042,801    $     34,744,435
                                                                                ===============    ================



















NOTE 14 - PARENT COMPANY FINANCIAL STATEMENTS (continued)

                         CONDENSED STATEMENTS OF INCOME
                  Years ended September 30, 2003, 2002 and 2001

                                                                2003                 2002                 2001
                                                                ----                 ----                 ----
INCOME
Dividends from Bank subsidiary - cash                      $    2,070,000       $    1,055,000      $       790,000
Interest income                                                    42,666               61,740               87,021
                                                           --------------       --------------      ---------------
     Total                                                      2,112,666            1,116,740              877,021

EXPENSES
Interest expense                                                   36,141               36,901               60,567
Other expenses                                                    186,183              153,178              217,154
                                                           --------------       --------------      ---------------
     Total                                                        222,324              190,079              277,721

Income  before income taxes and
  equity in undistributed (excess distributed)
  net income of Bank subsidiary                                 1,890,342              926,661              599,300

Income tax benefit                                                 69,884               50,835               77,410
                                                           --------------       --------------      ---------------

Income before equity in undistributed
 (excess distributed) net income
  of Bank subsidiary                                            1,960,226              977,496              676,710

Equity in undistributed (excess distributed)
  net income of Bank subsidiary                                   439,558             (328,959)           1,233,662
                                                           --------------       ---------------     ---------------

Net income                                                 $    2,399,784       $      648,537      $     1,910,372
                                                           ==============       ==============      ===============


                       CONDENSED STATEMENTS OF CASH FLOWS
                  Years ended September 30, 2003, 2002 and 2001

                                                                     2003             2002              2001
                                                                     ----             ----              ----
Cash flows from operating activities
     Net income                                                 $   2,399,784      $    648,537     $   1,910,372
     Adjustments to reconcile net income to
       net cash  from operating activities
         Equity in (undistributed) excess distributed
           net income of  Bank subsidiary                            (439,558)          328,959       (1,233,662)
         Net realized losses from sales
           of securities available for sale                                 -                 -           51,570
         Net change in other assets                                  (155,278)           29,967          (29,798)
         Net change in accrued expenses and
           other liabilities                                             (403)           (7,545)          15,287
                                                              ----------------   --------------   --------------
              Net cash from operating activities                    1,804,545           999,918          713,769

Cash flows from investing activities
     Purchase of securities available for sale                              -                 -          (41,778)
     Proceeds from sales of securities
       available for sale                                                   -                 -          190,930
                                                              ---------------    --------------   --------------
         Net cash from investing activities                                 -                 -          149,152

Cash flows from financing activities
     Purchase of MFB Corp. common stock                            (1,676,634)         (506,881)        (647,398)
     Proceeds from exercise of stock options                          378,125           167,000          130,079
     Cash dividends paid                                             (560,324)         (554,220)        (533,085)
                                                              ----------------   --------------   --------------
         Net cash from financing activities                        (1,858,833)         (894,101)      (1,050,404)
                                                              ----------------   --------------   --------------

Net change in cash and cash equivalents                               (54,288)          105,817         (187,483)

Cash and cash equivalents at beginning
  of year                                                             470,583           364,766          552,249
                                                              ---------------    --------------   --------------

Cash and cash equivalents at end of year                      $       416,295    $      470,583   $      364,766
                                                              ===============    ==============   ==============

                                   (Continued)

                                       51
NOTE 15 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The following table shows the estimated fair values and the related carrying amounts of the Company's financial instruments at September 30, 2003 and 2002. Items which are not financial instruments are not included.

                                                   2 0 0 3                                   2 0 0 2
                                                   -------                                   -------
                                        Carrying             Estimated            Carrying             Estimated
                                         Amount             Fair Value             Amount             Fair Value

Assets
Cash and cash equivalents           $     40,356,979    $      40,357,000    $      27,582,271    $      27,582,000
Interest-bearing time
  deposits in other financial
  institutions                             1,001,160            1,001,000              500,000              500,000
Securities available for sale             40,028,743           40,029,000           53,584,736           53,585,000
FHLB stock                                 6,470,600            6,471,000            6,307,600            6,308,000
Loans held for sale                        6,625,540            6,626,000            6,404,325            6,404,000
Loans receivable, net of
  allowance for loan losses              312,956,521          324,510,000          311,248,173          317,823,000
Accrued interest receivable                1,521,631            1,522,000            1,766,189            1,766,000
Mortgage servicing rights, net             1,373,201            1,373,000            1,616,588            1,617,000
Investment in limited
  partnership                              2,548,022            2,548,000            2,713,593            2,714,000

Liabilities
Noninterest bearing demand
  deposits                               (26,481,555)         (26,482,000)         (20,270,165)         (20,270,000)
Savings, NOW and MMDA
  deposits                              (107,340,694)        (107,341,000)         (86,559,465)         (86,559,000)
Other time deposits                     (158,283,602)        (163,299,000)        (157,547,848)        (157,260,000)
FHLB advances                            (98,790,251)        (110,451,000)        (119,215,115)        (126,694,000)
Loans from correspondent
  banks                                     (300,000)            (300,000)                   -                    -
Advances from borrowers
  for taxes and insurance                 (1,153,172)          (1,153,000)          (1,413,660)          (1,414,000)

For purposes of the above disclosures of estimated fair value, the following assumptions were used as of September 30, 2003 and 2002. The estimated fair value for cash and cash equivalents and interest-bearing time deposits in other financial institutions are considered to approximate cost. The estimated fair value for securities available for sale, is based upon quoted market values for the individual securities or for equivalent securities. The estimated fair value for loans held for sale, net, is based on the price offered in the secondary market on September 30, 2003 and 2002 for loans having similar interest rates and maturities. The estimated fair value for loans receivable is based upon estimates of the difference in interest rates the Company would charge the borrowers for similar such loans with similar maturities made at September 30, 2003 and 2002, applied for an estimated time period until the loan is assumed to reprice or be paid. In addition, when computing the estimated fair value for loans receivable, the allowance for loan losses was subtracted from the calculated fair value for consideration of credit issues. The estimated fair value for FHLB stock, accrued interest receivable, mortgage servicing rights, investment in limited partnership, noninterest bearing demand deposits, savings, NOW and MMDA deposits and advances from borrowers for taxes and insurance is based upon their carrying value. The estimated fair value for other time deposits as well as securities sold under agreements to repurchase, loans from correspondent banks and FHLB advances is based upon estimates of the rate the Company would pay on such deposits or borrowings at September 30, 2003 and 2002, applied for the time period until maturity. The estimated fair value of other financial instruments and off-balance-sheet loan commitments approximate cost and are not considered significant to this presentation.

While these estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that were the Company to have disposed of such items at September 30, 2003 and 2002, the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. The estimated fair values at September 30, 2003 and 2002 should not necessarily be considered to apply at subsequent dates.

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

                                       52
NOTE 16 - OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income (loss) components and related taxes were as follows:

                                                                     2003              2002             2001
                                                                     ----              ----             ----
Net change in net unrealized gains and losses
  on securities available for sale
     Unrealized gains (losses) arising during
       the year                                                $     (324,551)    $   (1,199,295)   $     1,594,005
     Reclassification adjustment for (gains) losses
       included in net income                                         (40,000)           933,958             51,570
                                                               ---------------    --------------    ---------------
         Net change in net unrealized gains
           and losses on securities available
           for sale                                                  (364,551)          (265,337)         1,645,575

Tax expense (benefit)                                                 (92,519)           (26,220)           684,100
                                                               ---------------    --------------    ---------------

     Total other comprehensive income (loss)                   $     (272,032)    $     (239,117)   $       961,475
                                                               ===============    ==============    ===============

NOTE 17 - SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                          --------------Year Ended September 30, 2003--------------
                                                                        -----------------------------
                                                              1st            2nd            3rd*            4th
(In thousands, except per share data)                       Quarter        Quarter         Quarter        Quarter
                                                            -------        -------         -------        -------

Interest income                                           $     6,039    $     5,568    $     5,597     $     5,730

Interest expense                                                3,259          3,113          3,065           2,808
                                                          -----------    -----------    -----------     -----------


Net interest income                                             2,780          2,455          2,532           2,922

Provision for loan losses                                         450            450            110             100
                                                          -----------    -----------    -----------     -----------


Net interest income after provision for loan
  losses                                                        2,330          2,005          2,422           2,822

Non-interest income                                             1,322          1,434            401*          1,870

Non-interest expense                                            2,583          2,878          2,975           3,099
                                                          -----------    -----------    -----------     -----------


Income before income taxes                                      1,069            561           (152)          1,593

Income tax expense                                                308             91           (213)            485
                                                          -----------    -----------    ------------    -----------


Net income                                                $       761    $       470    $        61     $     1,108
                                                          ===========    ===========    ===========     ===========

Basic earnings per common share                           $       .58    $       .37    $       .05     $       .87
                                                          ===========    ===========    ===========     ===========
Diluted earnings per common share                         $       .56    $       .36    $       .05     $       .83
                                                          ===========    ===========    ===========     ===========



* The significant decline in net income for the third quarter of fiscal year 2003 is primarily due to a $704,000 mortgage servicing rights impairment charge.

NOTE 17 - SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED) (Continued)

                                                          --------------Year Ended September 30, 2002--------------
                                                                        -----------------------------
                                                              1st            2nd            3rd *           4th
(In thousands, except per share data)                       Quarter        Quarter         Quarter        Quarter
                                                            -------        -------         -------        -------

Interest income                                           $     6,740    $     6,318    $     6,365     $     6,342

Interest expense                                                3,717          3,441          3,332           3,339
                                                          -----------    -----------    -----------     -----------


Net interest income                                             3,023          2,877          3,033           3,003

Provision for loan losses                                         232            452          2,235*            450
                                                          -----------    -----------    ------------    -----------


Net interest income after provision for loan
  losses                                                        2,791          2,425            798           2,553

Noninterest income                                                924            696           (253)*           848

Noninterest expense                                             2,309          2,615          2,602           2,589
                                                          -----------    -----------    -----------     -----------


Income before income taxes                                      1,406            506         (2,057)            812

Income tax expense                                                507            135           (860)            236
                                                          -----------    -----------    -----------     -----------


Net income                                                $       899    $       371    $    (1,197)    $       576
                                                          ===========    ===========    ===========     ===========

Basic earnings per common share                           $       .67    $       .28    $     (.90)     $       .44
                                                          ===========    ===========    ==========      ===========
Diluted earnings per common share                         $       .66    $       .26    $     (.90)     $       .42
                                                          ===========    ===========    ==========      ===========

* The loss during the third quarter of fiscal year 2002 is primarily attributable to an $895,000 write down of a WorldCom Inc. corporate note investment and a significant increase in the provision for loan losses related to increases in loan loss allocations on certain commercial loans.






                              MFB CORP. AND SUBSIDIARY
                             DIRECTORS AND OFFICERS
                               September 30, 2003


                      MFB CORP. AND MFB FINANCIAL DIRECTORS


M. Gilbert Eberhart (age 69) has served as Secretary of MFB Financial since 1987 and of MFB Corp. since inception. He is a dentist based in Mishawaka.

Thomas F. Hums (age 70) served as President and Chief Executive Officer of MFB Financial from 1972 until September 1995. He also served as President and Chief Executive Officer of Mishawaka Financial Services, Inc. from 1975 until September 1995. He also served as President and Chief Executive Officer of MFB Corp. from inception until September 1995. He is the current Chairman of MFB Corp. and MFB Financial.

Jonathan E. Kintner (age 60) is an optometrist based in Mishawaka.

Christine A. Lauber (age 58) is a Certified Public Accountant in private practice in South Bend, Indiana.

Michael J. Marien (age 56) is a Sales Representative with Signode Corporation, a division of ITW.

Charles J. Viater (age 49) has served as President and Chief Executive Officer of MFB Corp., MFB Financial and Mishawaka Financial Services, Inc. since September 1995. He previously served as Executive Vice President for Amity Federal Savings Bank and Chief Financial Officer of Amity Bancshares, Inc. beginning in December 1990.

Reginald H. Wagle (age 61) has served as Vice President of Memorial Health Foundation since 1992. Until 1992, he was a free-lance political consultant and until 1991, he also served as District Director for the Office of United States Representative John P. Hiler, Third Congressional District of Indiana.



                        MFB FINANCIAL EXECUTIVE OFFICERS

Charles J. Viater                                           Thomas J. Flournoy
President and                                               Vice President and
Chief Executive Officer*                               Chief Financial Officer

Donald R. Kyle                                             M. Gilbert Eberhart
Executive Vice President and                                        Secretary*
Chief Operating Officer


* Holds same position with MFB Corp.

                             MFB CORP. AND SUBSIDIARY
                             SHAREHOLDER INFORMATION
                               September 30, 2003



Market Information

The common stock of MFB Corp. is traded on the National Association of Securities Dealers Automated Quotation System, National Market System, under the symbol "MFBC." As of September 30, 2003, there were approximately 491 shareholders of record. The following table sets forth market price (based on daily closing prices) and dividend information for the Company's common stock for the periods indicated.

                                                                                             Dividend
Fiscal Quarters Ended                                   High Trade          Low Trade        Declared

December 31, 2001                                     $     21.30        $     18.40        $     .10
March 31, 2002                                              21.96              19.87             .105
June 30, 2002                                               25.15              21.97             .105
September 30, 2002                                          24.99              21.71             .105

December 31, 2002                                           23.44              20.59             .105
March 31, 2003                                              22.97              21.10              .11
June 30, 2003                                               26.65              22.39              .11
September 30, 2003                                          32.00              25.18              .11


Transfer Agent and Registrar
         Registrar and Transfer Co.
         10 Commerce Drive
         Cranford, NJ 07016


Special Counsel
         Barnes & Thornburg
         1313 Merchants Company Building
         11 South Meridian Street
         Indianapolis, In. 46204


Independent Auditors
         Crowe Chizek and Company LLC
         330 East Jefferson Blvd.
         South Bend, IN 46624

Shareholder and General Inquiries

The Company is required to file an Annual Report on Form 10-K for its fiscal year ended September 30, 2003 with the Securities and Exchange Commission. Copies of this annual report may be obtained without charge upon written request to:

                  Charles J. Viater
                  President and Chief Executive Officer
                  MFB Corp.
                  121 South Church Street
                  PO Box 528
                  Mishawaka, IN 46546


Office Locations

     Main Office                        Branch Office
     121 S. Church St.                  411 W. McKinley Ave.
     Mishawaka, IN 46544                Mishawaka, IN 46545

                                        Branch Office
      Branch Office                     2427 Mishawaka Ave.
      25990 County Road 6               South Bend, IN 46615
      Elkhart, IN 46514

       Branch Office                     Branch Office
       23132 US 33                       100 E. Wayne Street
       Elkhart, IN 46517                 Suite 150
                                         South Bend, IN 46601
       Branch Office
       402 W.  Cleveland Rd.
       Mishawaka, IN 46545