Form 10-K, Exhibit 13
period 2006-09-30
MFB CORP
filed 2006-12-22
CIK 916396

Microsoft Word 10.0.6612;










                                  ANNUAL REPORT
                                 TO SHAREHOLDERS



                                TABLE OF CONTENTS
                                                                            Page


Letter to Shareholders ....................................................   1
Selected Consolidated Financial Data ......................................   2
Management's Discussion and Analysis ......................................   3
Report of Independent Registered Public Accounting Firm....................  18
Consolidated Balance Sheets ...............................................  19
Consolidated Statements of Income .........................................  20
Consolidated Statements of Shareholders' Equity ...........................  21
Consolidated Statements of Cash Flows .....................................  23
Notes to Consolidated Financial Statements ................................  25
Directors and Executive Officers ..........................................  59
Shareholder Information ...................................................  60



DESCRIPTION OF BUSINESS


MFB Corp. is an Indiana unitary savings and loan holding company organized in 1993, and parent company of its wholly-owned savings bank subsidiary, MFB Financial (the "Bank"). MFB Corp. and the Bank (collectively referred to as the "Company") conduct business from their corporate office located in Mishawaka, Indiana and the Bank's twelve branch locations in St. Joseph, Elkhart, and Hamilton Counties of Indiana. The Bank offers a variety of lending, deposit, trust, investment, insurance, broker advisory, private banking, retirement plan and other financial services to its retail and business customers. The Bank's wholly-owned subsidiary, Mishawaka Financial Services, Inc., is engaged in the sale of life and health insurance to customers in the Bank's market area. The Bank's wholly-owned subsidiaries, MFB Investments I, Inc., MFB Investments II, Inc. and MFB Investments, LP are Nevada corporations and a Nevada limited partnership that manage a portion of the Bank's investment portfolio. MFBC Statutory Trust I is MFB Corp's wholly-owned trust preferred security subsidiary.

                                        1
MESSAGE TO OUR SHAREHOLDERS


On behalf of the Board of Directors, our management team and all the employees of MFB Corp. (the "Company") and its subsidiary, MFB Financial, it is my pleasure to provide you with our Annual Report for the fiscal year ended September 30, 2006.

The changing interest rate environment and related economic slowdown that began earlier this year certainly impacted our organization as it did much of our industry. The aggressive tightening of monetary policy by the federal government resulted in a dramatic rise in short term interest rates over a short period of time. Although the Company benefited from increased rates of return on certain assets, the increases in the cost of funding outweighed such benefits and interest margins suffered. Our overall interest rate spread declined by 28 basis points.

However, the slowing economy did offer some opportunity as well. Reduced loan demand allowed us to utilize available cash to reduce high cost borrowings during the year. As of September 30, 2006 our reliance on Federal Home Loan Bank borrowings had been reduced to levels not seen since 1998.

During the first quarter of this fiscal year we made a substantial addition to our loan loss reserve for one large credit facility. This decision created a total reserve for this credit in an amount equal to the entire outstanding debt to the Company. Nonetheless, we are diligently pursuing recovery through work out activities and as of September 30, 2006 over $600,000 of such recoveries have occurred. The ratio of non-performing loans to total loans at year end was 1.85%. When you segregate this single credit from total non-performing loans, the ratio of non-performing loans to total loans at September 30, 2006 was 1.02% compared to 0.36% one year earlier. Our commitment to improving asset quality has never been greater.

We also took advantage of the opportunity to reduce future operating overhead this past year by selling a 10,000 square foot branch bank facility and constructing a more efficient facility on adjacent property. Although we recorded a loss on the sale, the reduced operating expense of the new facility is expected to result in a payback of less than three years.

We conducted a thorough review of our property and casualty insurance business this past year as well. This evaluation resulted in the sale of this book of business to a respected local insurance agency. Concurrently, we negotiated a long term working relationship with that agency that will allow us to create a new revenue stream without incurring the expenses associated with agency operations.

Total assets at September 30, 2006 were $496.1 million, reflecting the reduction of borrowed money and higher cost deposits. Our book value per common share outstanding increased to $29.48 at year-end, up from $28.52 a year ago. In October, 2006, the Company approved an increase in the quarterly dividend to $0.165 per share, a 22% increase over the dividend paid in the prior quarter. This increase reflects the Company's continued commitment to improve long term value for our shareholders.





                                                     Charles J. Viater
                                          President and Chief Executive Officer

                             MFB CORP. AND SUBSIDIARY
-------------------------------------------------------------------------------

                                        2
                      SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data of MFB Corp. and its subsidiary is qualified in its entirety by, and should be read in conjunction with the consolidated financial statements, including notes thereto, included elsewhere in this Annual Report.

                                                                                    At September 30,
                                                                                     (In Thousands)
                                                           2006           2005            2004           2003           2002
                                                           ----           ----            ----           ----           ----
Summary of Financial Condition:

Total assets                                           $   496,072     $   554,877    $   541,222    $   428,624     $   421,200
Loans receivable                                           379,222         390,695        399,925        318,155         316,391
Allowance for loan losses                                    7,230           6,388          6,074          5,198           5,143
Loans held for sale, net                                         -             407          1,034          6,626           6,404
Cash and cash equivalents                                   16,289          54,209         28,595         40,357          27,582
Securities available for sale, including FHLB stock         67,371          72,563         74,820         46,499          59,892
Goodwill and other intangible assets                         3,669           4,557          5,056              -               -
Deposits                                                   346,243         374,364        357,893        292,106         264,377
FHLB advances                                               97,053         125,854        133,443         98,790         119,215
Shareholders' equity                                        38,939          38,673         35,906         34,251          33,952


                                                                                Years Ended September 30,
                                                                                       (In Thousands)
                                                           2006           2005            2004           2003           2002
                                                           ----           ----            ----           ----           ----
Summary of Operating Results:

Interest income                                        $    28,607     $    27,947    $    22,792    $    23,326     $    26,188
Interest expense                                            15,145          13,277         11,089         12,244          13,829
                                                       -----------     -----------    -----------    -----------     -----------
     Net interest income                                    13,462          14,670         11,703         11,082          12,359
Provision for loan losses                                    1,032             723            800          1,110           3,369
                                                       -----------     -----------    -----------    -----------     -----------

     Net interest income after provision

         for loan losses                                    12,430          13,947         10,903          9,972           8,990

Noninterest income

     Service charges on deposit accounts                     3,259           3,291          3,030          1,624           1,049
     Trust fee income                                          414             385            495            464             298
     Insurance commissions                                     151             211            208            187             158
     Net realized gains from sales of loans                    261             835          1,032          3,395           1,578
     Mortgage servicing right recovery (impairment)            161             180            217           (576)              -
       Net gain (loss) on securities available for sale          -            (948)          (109)            40           (934)
       Gain on call of FHLB advance                            238               -              -              -               -
       Gain on sale of property/casualty insurance             200               -              -              -               -
     Other income                                            1,650           1,034            807           (153)             20
                                                       -----------     -----------    -----------    ------------    -----------
         Total noninterest income                            6,334           4,988          5,680          4,981           2,169

Noninterest expense

     Salaries and employee benefits                          7,923           7,519          7,021          6,803           5,922
     Occupancy and equipment expense                         3,377           3,063          2,743          1,558           1,483
     Professional and consulting fees                          432             712          1,226            364             297
     Data processing expense                                   838             754            632            596             669
     Loss on sales of fixed assets                             229               9             46              3               -
     Other expense                                           3,589           3,771          2,890          2,558           2,121
                                                       -----------     -----------    -----------    -----------     -----------
         Total noninterest expense                          16,388          15,828         14,558         11,882          10,492
                                                       -----------     -----------    -----------    -----------     -----------
Income before income taxes                                   2,376           3,107          2,025          3,071             667
Income tax expense                                             210             611            235            671              18
                                                       -----------     -----------    -----------    -----------     -----------
     Net income                                        $     2,166     $     2,496    $     1,790    $     2,400     $       649
                                                       ===========     ===========    ===========    ===========     ===========


Supplemental Data:

Basic earnings per common share                        $     1.61      $    1.85      $     1.36     $     1.87      $    0.49
Diluted earnings per common share                            1.56           1.81            1.30           1.80           0.47
Dividends declared per common share                          0.530           0.495         0.470          0.435            0.415
Book value per common share                                 29.48          28.52           27.02          26.60          25.53
Return on assets                                             0.42%          0.47%           0.40%          0.56%          0.16%
Return on equity                                             5.69           6.82            5.05           7.14           1.84
Interest rate spread                                         2.51           2.79            2.53           2.41           2.73
Net yield on average interest-earning assets                 2.79           2.97            2.81           2.73           3.08
Dividend pay-out ratio                                      32.92          26.73           34.56          23.26          84.69
Equity-to-assets                                             7.85           6.97            6.63           7.99           8.06
Non-performing assets to total loans                         2.18           0.80            1.07           1.43           1.88
Allowance for loan losses to total loans                     1.91           1.63            1.52           1.63           1.63


                                       17
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

The principal business of the Bank has historically consisted of attracting deposits from the general public and the business community and making loans secured by various types of collateral, including real estate and general business assets. The Wealth Management Group of MFB attracts high new worth clients and offers trust, investment, insurance, broker advisory, retirement plan and private banking services. The Bank is significantly affected by prevailing economic conditions as well as government policies and regulations concerning, among other things, monetary and fiscal affairs, housing and financial institutions. Deposit flows are influenced by a number of factors, including interest rates paid on competing investments, account maturities, fee structures, and level of personal income and savings. Lending activities are influenced by the demand for funds, the number and quality of lenders, and regional economic cycles. Sources of funds for lending activities of the Bank include deposits, borrowings, payments on loans, sale of loans and income provided from operations. The Company's earnings are primarily dependent upon the Bank's net interest income, the difference between interest income and interest expense.

Interest income is a function of the balances of loans and investments outstanding during a given period and the yield earned on such loans and investments. Interest expense is a function of the amount of deposits and borrowings outstanding during the same period and interest rates paid on such deposits and borrowings. The Company's earnings are also affected by the Bank's provisions for loan losses, mortgage servicing rights valuation adjustments, service charges, fee income, gains from sales of loans, mortgage loan servicing fees, income from subsidiary activities, operating expenses and income taxes.

The Company's operations are managed and financial performance is evaluated on a company-wide basis and, accordingly, considered a single operating segment.

CRITICAL ACCOUNTING POLICIES

Certain of the Company's accounting policies are important to the portrayal of the Company's financial condition, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. Estimates associated with these policies are susceptible to material changes as a result of changes in facts and circumstances. Facts and circumstances that could affect these judgments include, but are not limited to; changes in interest rates, performance of the economy or the financial condition of borrowers. Management believes that its critical accounting policies include determining the allowance for loan losses, determining the fair value of securities available for sale and the valuation of mortgage servicing rights.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs, less recoveries. Management estimates the allowance for loan losses balance required by evaluating current economic conditions, changes in character and size of the loan portfolio, delinquencies and adequacy of loan collateral securing loan delinquencies, historical and estimated charge offs and other pertinent information derived from a review of the loan portfolio. Allocations to the allowance for loan losses may be made for specific loans, but the entire allowance for loan losses is available for any loan that, in management's judgment, should be charged-off. Loan losses are charged against the allowance for loan losses when management believes the loan balance is uncollectible.

A loan is impaired when the full payment of principal and interest is not expected to be paid in accordance with the original terms of the loan. Impairment is evaluated in total for small-balance loans of similar nature such as residential mortgage and consumer loans, and on an individual loan basis for commercial loans. If a loan is impaired, a portion of the allowance for loan losses is allocated so that the loan is reported on a net basis at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Thus, changes in estimates of future cash flows or collateral values for individual loans could significantly impact the allowance for loan losses and provision expense.


Fair Value of Securities Available for Sale: Securities available for sale are carried at fair value, with unrealized holding gains and losses reported separately in accumulated other comprehensive income (loss), net of tax. The Company obtains market values from a third party on a monthly basis in order to adjust the securities to fair value. As a result of changes in the fair market value of the Company's available for sale securities portfolio, other comprehensive income (loss), net of tax, totaled ($31,000), $481,000 and ($326,000) for 2006, 2005, and 2004, respectively. Additionally, securities available for sale are required to be written down to fair value when a decline in fair value is not temporary; therefore, future changes in the fair value of securities could have a significant impact on the Company's operating results. In determining whether a market value decline is other than temporary, management considers the reason for the decline, the extent of the decline and the duration of the decline as well as the intent and ability of the company to retain its investment for a period of time sufficient to allow for the anticipated recovery in fair value.

Mortgage Servicing Rights: Servicing rights represent both purchased rights and the allocated value of servicing rights retained on loans sold. Servicing rights are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the rights, determined using prices for similar assets with similar characteristics or discounted cash flows using market based assumptions. Any impairment of a grouping is reported as a valuation allowance. Changes in interest rates and the level of refinance activity can have volatile effects on the carrying value of servicing rights. The Company obtains an outside appraisal on a quarterly basis from a national firm that specializes in mortgage servicing valuation. This valuation is used to evaluate the Company's mortgage servicing rights asset for impairment. At September 30, 2006 and 2005, mortgage servicing rights had a carrying value of $2.4 million and $2.3 million.

COMPARISON OF FISCAL YEARS ENDED SEPTEMBER 30, 2006 AND 2005

RESULTS OF OPERATIONS


Consolidated net income for the Company for the year ended September 30, 2006 was $2.2 million or $1.56 diluted net income per common share compared to $2.5 million or $1.81 diluted net income per common share for the same period in 2005. The decrease in net income was primarily attributable to a decrease in net interest income and an increase in noninterest expense offset by an increase in noninterest income.

Net interest income totaled $13.5 million for the year ended September 30, 2006 compared to $14.7 million for the same period one year ago. Interest income increased $660,000 and interest expense increased $1.9 million during the year ended September 30, 2006 compared to the same period in 2005. Interest rates continued to increase during fiscal year 2006 and this was reflected in the Company's yield earned on interest-bearing assets which increased 26 basis points from the prior year of 5.67% to 5.93% in 2006. The average interest rate paid on interest-bearing liabilities, however, increased 54 basis points from 2.88% to 3.42% during the same period, due largely to increases in the cost of deposits, as rates on various savings accounts increased from record lows. As a result, the interest rate spread decreased 28 basis points from 2.79% in 2005 to 2.51% in 2006.

The provision for loan losses is determined in conjunction with management's review and evaluation of current economic conditions, changes in the character and size of the loan portfolio, loan delinquencies (current status as well as past trends), adequacy of collateral securing impaired and delinquent loans, historical and estimated net charge-offs and other pertinent information. Based on the factors above, the provision for loan losses increased from $723,000 for the year ended September 30, 2005 to $1.0 million for the year ended September 30, 2006. The provision for loan losses for the year ending September 30, 2006 was primarily related to one impaired commercial loan discussed further in Note 4 to the consolidated financial statements. Specific reserves on commercial loans increased $1.5 million from 2005 to 2006 and were offset by a decrease in general reserves on commercial loans of $690,000 due to a reduction in overall commercial loan balances. Net charge-offs totaled $409,000 and $190,000 for the years ended September 30, 2005 and 2006 respectively. The Bank continues to enhance its loan review and risk assessment procedures giving particular attention to the risks related to the commercial loan portfolio and the risk of loss for the $6.9 million of commercial loans classified as impaired at the end of this year. Impaired loans decreased from $8.7 million last year predominantly due to the payments received on an outstanding debt from one loan relationship referred to above and discussed in Note 4 to the consolidated financial statements and the improved financial condition of another commercial customer. Management of the Bank is continually monitoring these impaired loans for any changes necessary in the provision for loan losses.

Noninterest income increased from $5.0 million for the twelve months ended September 30, 2005 to $6.3 million for the same period ended September 30, 2006. A large part of the increase was the result of a write down of equity securities held by MFB Corp of $948,000 ($626,000 net of tax) in fiscal year 2005, discussed further in Note 3 of the consolidated financial statements. The Company had no losses on securities in fiscal year 2006. In addition, lease rental income from space in the Company's corporate headquarters increased by $443,000 over fiscal 2005 as additional tenants occupied the building during 2006 as discussed further during discussion of premises and equipment in the balance sheet composition section. Two nonrecurring items affected noninterest income during 2006, a gain of $238,000 related to a called FHLB advance and a gain of $200,000 from a sale of the Company's Insurance subsidiary property and casualty line.

Noninterest expense increased from $15.8 million for the twelve months ended September 30, 2005 to $16.4 million for the same period ending September 30, 2006. The largest increase was for salaries and employee benefits, which increased $404,000. Occupancy and equipment expenses increased $313,000; loss on sale of fixed assets increased $221,000 primarily due to a $189,000 loss on the sale of a branch building as discussed further in Note 5 of the consolidated financial statements; and other expenses decreased $182,000 from 2005 to 2006.

Income tax expense decreased from $611,000 last year to $210,000 this year primarily due to decreased income before tax. Federal income tax expense decreased from $511,000 to $264,000 and state income tax expense (benefit) decreased from $100,000 to ($54,000). The overall effective income tax expense rate decreased from 19.7% last year to 8.8% this year primarily due to maintaining a comparable level of low income housing income tax credits and non-taxable income on a decreased amount of taxable income.


COMPARISON OF FISCAL YEARS ENDED SEPTEMBER 30, 2005 AND 2004

RESULTS OF OPERATIONS

Consolidated net income for the Company for the year ended September 30, 2005 was $2.5 million or $1.81 diluted net income per common share compared to $1.8 million or $1.30 diluted net income per common share for the same period in 2004. The increase in net income was primarily attributable to an increase in net interest income partially offset by a decrease in noninterest income and an increase in noninterest expense.


Net interest income totaled $14.7 million for the year ended September 30, 2005 compared to $11.7 million for fiscal year 2004. Interest income increased $5.2 million and interest expense increased $2.2 million during the year ended September 30, 2005 compared to the prior fiscal year. Record low interest rates began to increase during mid-2004, and this was reflected in the Company's yield earned on interest-bearing assets compared to the prior year due to upward repricing of these instruments. The yield on interest-earning assets increased 20 basis points from 5.47% in 2004 to 5.67% in 2005. The average interest rate paid on interest-bearing liabilities, however, decreased six basis points from 2.94% to 2.88% during the same period, due mostly to a significant decrease in the cost of the Company's borrowings from the FHLB. As a result, the interest rate spread increased 26 basis points from 2.53% to 2.79% in 2005.

The provision for loan losses is determined in conjunction with management's review and evaluation of current economic conditions, changes in the character and size of the loan portfolio, loan delinquencies (current status as well as past trends), adequacy of collateral securing impaired and delinquent loans, historical and estimated net charge-offs and other pertinent information. Based on the factors above, the provision for loan losses decreased from $800,000 for the year ended September 30, 2004 to $723,000 for the year ended September 30, 2005. Net charge-offs totaled $526,000 and $409,000 for the years ended September 30, 2004 and 2005 respectively. The Bank continues to enhance its loan review and risk assessment procedures giving particular attention to the risks related to the increasing commercial loan portfolio and the risk of loss for the $8.7 million of commercial loans classified as impaired at the end of 2005. Impaired loans increased from $2.2 million at September 30, 2004 in part due to the inclusion of two commercial loans with a deterioration of credit quality which is discussed further in the Balance Sheet comparison. Management of the Bank is continually monitoring these impaired loans for any changes necessary in the provision for loan losses.


Noninterest income decreased from $5.7 million for the twelve months ended September 30, 2004 to $5.0 million for the same period ended September 30, 2005. The decrease was predominantly the result of a write down of equity securities held by MFB Corp of $948,000 ($626,000 net of tax) discussed further in Note 3 of the consolidated financial statements. The Company had losses on securities of $109,000 in fiscal year 2004. Most other categories of noninterest income did not change significantly; deposit account fees increased $261,000 and net gain on loan sales decreased $197,000 during 2005.


Noninterest expense increased from $14.6 million for the twelve months ended September 30, 2005 to $15.8 million for the twelve month period ending September 30, 2004. The largest increase was for salaries and employee benefits, which increased $498,000. Occupancy and equipment expenses increased $321,000, of which $276,000 was related to the full year of operation of three branches acquired late in fiscal year 2004. Other expenses increased $438,000 primarily due to $462,000 increase in amortization of intangible assets recorded in the acquisition of Sobieski Bank in late 2004. Consulting fees, which we had expected to rise with the implementation of Sarbanes/Oxley Section 404 regulations, actually decreased $198,000 as the Securities and Exchange Commission delayed the implementation of 404 regulations for non-accelerated filers.

Income tax expense increased from $235,000 last year to $611,000 this year primarily due to increased income before tax. Federal income tax expense increased from $229,000 to $511,000 and state income tax expense increased from $6,000 to $100,000. The overall effective income tax expense rate increased from 11.6% in 2004 to 19.7% in 2005 primarily due to maintaining a comparable level of low income housing income tax credits and non-taxable income on an increased amount of taxable income.


BALANCE SHEET COMPOSITION


Cash and cash equivalents decreased $37.9 million from $54.2 million as of September 30, 2005 to $16.3 million as of September 30, 2006. Net cash from operating activities was $2.5 million in 2006 compared to $9.6 million net cash provided in 2005. The net cash provided from investing activities increased from $2.2 million in 2005 to $19.5 million in 2006. The net cash from financing activities decreased from a source of funds of $13.8 million in 2005 to a use of $59.9 million in 2006. Cash decreased primarily from the net repayment of FHLB borrowings of $28.1 million, and a decline in deposits, predominantly high cost deposits, of $28.0 million offset by a decrease in the loans receivable of $13.4 million.

As of September 30, 2006, the securities available for sale portfolio was $58.4 million, a decline of $5.2 million from $63.6 million at September 30, 2005. Securities portfolio activity included purchases of $15.0 million, maturities of $8.5 million and principal payments on mortgage-backed and related securities of $11.5 million.

As of September 30, 2006, loans receivable were $379.2 million, a decrease of $11.5 million from $390.7 million as of September 30, 2005. Residential mortgage loans increased $7.2 million from $192.0 million at September 30, 2005 to $199.2 million at September 30, 2006, offset by commercial loans outstanding decreasing by $23.4 million from $157.8 million at September 30, 2005 to $134.4 million at September 30, 2006. Consumer loan receivables, which include home equity term loans and lines of credit, increased $4.7 million to $45.6 million. Diversification of the asset mix in the balance sheet will continue to be a focus to improve profit margins, control margin volatility and to appeal to a broader range of customers and potential customers. The Company continues to build on its reputation as a quality local lender satisfying the market's desire for local service and local decision making.

During the year ended September 30, 2006, the Company completed secondary market mortgage loan sales totaling $12.1 million, and the net gains realized on these loan sales were $261,000, including $150,000 related to recording mortgage loan servicing rights. Loan sales in 2005 were $38.5 million, and the net gains realized on these loans sales were $835,000, including $464,000 related to recording mortgage loan servicing rights. The loans sold during the year ended September 30, 2006 were primarily fixed rate mortgage loans with maturities of fifteen years or longer. The sale of mortgage loans serves as a source of additional liquidity and management anticipates that the Company will continue to deliver fixed rate loans to the secondary market to meet consumer demand, manage interest rate risk, and diversify the asset mix of the Company. Adjustable rate loans often provide rates of return that are generally superior to other investments that carry similar terms to repricing. The Company anticipates these loans will continue to be originated and retained in the Bank's portfolio. Also, as part of its efforts to manage the Company's current interest rate risk position, the Company originated and held in its portfolio $15.3 million of fixed rate mortgage loans originated during 2006, with a weighted average interest rate of 6.70%. At September 30, 2006, no loans were classified as loans held for sale compared to $407,000 at September 30, 2005. Mortgage loans serviced for others by the Company declined from $208.9 million last fiscal year to $196.0 million at the end of this fiscal year.

The Company's allowance for loan losses at September 30, 2006 was $7.2 million or 1.91% of loans, comparable to the $6.4 million or 1.63% of loans at the end of last year. The ratio of non-performing loans to loans was 0.36% at September 30, 2005 compared to 1.85% at September 30, 2006. Based on the evaluation of many factors including current economic conditions, changes in the character and size of the loan portfolio, current and past delinquency trends and historical and estimated net charge-offs, the Company provided $1.0 million to its allowance for loan losses during the year ended September 30, 2006 compared to $723,000 for the prior year ended September 30, 2005. As discussed further in
Note 4, management's increased attention to and the Company's subsequent increase in non-performing loans was offset by a decrease in commercial impaired loans. During the year ended September 30, 2006 management noted several commercial loans with improved credit performance which was offset by two commercial loans with a deterioration of credit quality. Net charge offs deducted from the allowance for loan losses was $190,000 for the year ended September 30, 2006 compared to $409,000 for the prior year. In management's opinion, the Company's allowance for loan losses at September 30, 2006 and loan loss provision for the year is appropriate for the loan portfolio.

Premises and equipment decreased from $20.3 million at September 30, 2005 to $19.5 million at September 30, 2006 due to the sale of a branch building sold in June 2006, offset by the remodeling of the corporate headquarters for new tenants. The corporate headquarters consists of approximately 114,300 square feet with approximately 44% of the space utilized by the Company. At September 30, 2006, tenants occupied approximately 47,000 square feet of rentable space under leases with various terms that extend 15 years. Another tenant has executed a lease to occupy approximately 4,100 square feet which will commence in January 2007. At September 30, 2006 the Company had leased (including the 4,100 square feet) approximately 81% of available lease space. In June 2006, a new branch building was constructed to create a more efficient and cost effective financial center as discussed further in Note 5 to the consolidated financial statements.

Goodwill and other intangible assets totaling $5.2 million were recorded at the acquisition date as a result of the purchase of certain assets and liabilities of Sobieski Bank in August 2004 (discussed further in Note 16). These intangibles represent the difference between the purchase price and the value of the tangible assets purchased and the value of the liabilities assumed. At September 30, 2006 the balance of goodwill was $2.0 million and the balance of the other intangible assets was $1.7 million. The Company assesses goodwill for impairment at least annually and determined there was no impairment as of September 30, 2006. The other intangible assets included the identified value of the core deposits acquired and the value of customer relationships obtained in the acquisition. These two intangible assets are amortized to expense over a ten year period with approximately eight years remaining.

Total deposits decreased by $28.0 million to $346.2 million as of September 30, 2006 from $374.4 million as of September 30, 2005 in part due to the reduction of high cost deposit products. Deposits consisting of demand, NOW, savings and MMDA accounts decreased from $190.7 million to $159.3 million from September 30, 2005 to September 30, 2006. Federal Home Loan Bank ("FHLB") advances decreased from $125.9 million as of September 30, 2005 to $97.1 million as of September 30, 2006.

Total shareholders' equity increased from $38.7 million as of September 30, 2005 to $38.9 million as of September 30, 2006. The increases to equity resulted from net income of $2.2 million and $218,000 generated from the exercise of stock options, offset by $1.5 million in purchases of treasury stock and cash dividend payments of $713,000. The book value of MFB Corp. common stock, based on the actual number of shares outstanding, increased from $28.52 at September 30, 2005 to $29.48 at September 30, 2006.


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


As part of its efforts to monitor and manage interest rate risk, the Company uses the Net Portfolio Value ("NPV") methodology adopted by the Office of Thrift Supervision (OTS) as part of its capital regulations. In essence, this approach calculates the difference between the present value of expected cash flows from assets and the present value of expected cash flows from liabilities, as well as cash flows from off-balance-sheet contracts. The difference is the NPV which was 11.14% as of September 30, 2006, an increase from 10.60% at September 30, 2005. The increase is primarily the result of the change in the mix of mortgage loans, cash, deposits, and FHLB advances. As referenced above in the Balance Sheet Composition section, a decrease in cash, investment securities, and commercial loans was offset in part with an increase in mortgage loans and corresponds to a decrease in both FHLB advances and savings, NOW and MMDA deposits. Management and the Board of Directors review the OTS measurements on a quarterly basis to determine whether the Company's interest rate exposure is within the limits established by the Board of Directors in the Company's interest rate risk policy.


The Company's asset/liability management strategy dictates acceptable limits on the amounts of change in NPV given certain changes in interest rates. The tables presented here, as of September 30, 2006 and 2005, are an analysis of the Company's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up 300 basis points and down 200 basis.

As illustrated in the September 30, 2006 table below, the Company's interest rate risk is sensitive to rising rates and positively impacted by declining rates. The decline in NPV with a rate increase is due to the relative volume of mortgage assets with fixed rate characteristics over the volume of liabilities with fixed rate characteristics.



                               September 30, 2006
     Change in                (Dollars in Thousands)
  Interest Rates                                           NPV as % of Portfolio
    In Basis                   Net Portfolio Value           Value of Assets
                  --------------------------------------------------------------
     Points                                              NPV
(Rate Shock) (1)  $ Amount $ Change % Change            Ratio      Change (1)
----------- ---   -------- -------- --------            -----      ---------

   +300           $ 39,710 $(16,488)   (29%)            8.24%        (291) bp
   +200             45,865  (10,333)    (18)            9.36         (178) bp
   +100             51,391   (4,807)     (9)            10.33         (81) bp
     0              56,198                              11.14           -
   (100)            58,682    2,484       4             11.51           37 bp
   (200)            59,723    3,524       6             11.62           48 bp

 (1) Expressed in basis points


Specifically, the September 30, 2006 table indicates that the Company's NPV was $56.2 million or 11.14% of the market value of portfolio assets. Based upon the assumptions utilized, an immediate 200 basis point increase in market interest rates would result in a $10.3 million or 18% decrease in the Company's NPV and would result in a 178 basis point decrease in the Company's NPV ratio to 9.36%. Also, an immediate 200 basis point decrease in market interest rates would result in a $3.5 million or 6% increase in the Company's NPV, and a 48 basis point increase in the Company's NPV ratio to 11.62%.


As illustrated in the September 30, 2005 table below, the Company's interest rate risk was sensitive to both rising and declining rates. The decline in NPV with a rate reduction was due to the change in value of fixed rate Federal Home Loan Bank borrowings that would occur. The decline in NPV with a rate increase was due to the relative volume of mortgage assets with fixed rate characteristics over the volume of liabilities with fixed rate characteristics.

                               September 30, 2005
     Change in               (Dollars in Thousands)
  Interest Rates                                           NPV as % of Portfolio
    In Basis                 Net Portfolio Value              Value of Assets
                  ------------------------------------      --------------------
     Points                                                NPV
(Rate Shock) (1)  $ Amount $ Change % Change              Ratio      Change (1)
----------- ---   -------- -------- --------              -----      ---------
+300              $ 46,693 $(13,763)   (23)%              8.56%       (204) bp
+200                52,340   (8,115)   (13)               9.44        (116) bp
+100                57,091   (3,365)    (6)              10.15         (45) bp
  0                 60,456       -       -               10.60          -
(100)               60,147     (309)    (1)              10.45         (14) bp
(200)               57,553   (2,902)    (5)               9.95         (65) bp
 (1) Expressed in basis points

Specifically, the September 30, 2005 table indicates that the Company's NPV was $60.5 million or 10.60% of the market value of portfolio assets. Based upon the assumptions utilized, an immediate 200 basis point increase in market interest rates would result in a $8.1 million or 13% decrease in the Company's NPV and would result in a 116 basis point decrease in the Company's NPV ratio to 9.44%. Also, an immediate 200 basis point decrease in market interest rates would result in a $2.9 million or 5% decrease in the Company's NPV, and a 65 basis point decrease in the Company's NPV ratio to 9.95%.

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


The Board of Directors and management of the Company believe that certain factors afford the Company the ability to operate successfully despite its exposure to interest rate risk. Typically, the Company manages its interest rate risk by originating and retaining adjustable rate residential mortgage loans for its portfolio and selling currently originated fixed rate loans. There were no loans classified as held for sale as of September 30, 2006 due to the Company's strategy to portfolio fixed rate loans under the current rate environment. The Company retains the servicing on loans sold in the secondary market and, at September 30, 2006, $196.0 million of such loans were being serviced for others. To further manage this risk, the Company's commercial loan portfolio consists predominantly of adjustable rate loans and fixed rate loans that reprice in five years or less.


The Company's investment strategy is to maintain a diversified portfolio of high quality investments that balances the goals of minimizing interest rate and credit risks while striving to maximize investment return and provide liquidity necessary to meet funding needs.


The Company offers a range of maturities on its deposit products at competitive rates and monitors the maturities on an ongoing basis. The Company's cost of interest-bearing funds has increased from 2.88% for the year ended September 30, 2005 to 3.42% for the year ended September 30, 2006. The Company has also experienced an increase in the percentage of low interest cost demand and savings deposits to total interest-bearing liabilities and a reduction of other borrowings and FHLB advances which reduces its sensitivity to an increase in rates.

AVERAGE BALANCE SHEETS

The following are the average balance sheets for the years ended September 30:

                                                                2006               2005            2004
                                                               Average            Average         Average
                                                             Outstanding        Outstanding     Outstanding
                                                               Balance            Balance         Balance
                                                                             (In Thousands)
Assets:
Interest earning assets:

     Interest-bearing deposits                              $     26,337        $     22,157    $     21,210
     Mortgage-backed securities (1)                               37,554              39,021          18,741
     Other securities available for sale (1)                      28,436              22,429          24,235
     FHLB stock                                                    8,809               8,952           6,932
     Loans held for sale                                             802               1,105           1,287
     Loans receivable (2)                                        379,568             399,469         343,545
                                                            ------------        ------------    ------------
         Total interest-earning assets                           481,506             493,133         415,950
Noninterest-earning assets, net
  of allowance for loan losses                                    38,734              39,057          29,116
                                                            ------------        ------------    ------------

         Total assets                                       $    520,240        $    532,190    $    445,066
                                                            ============        ============    ============


Liabilities and shareholders' equity:
Interest-bearing liabilities:

     Savings accounts                                       $     58,887        $     47,071    $     35,309
     NOW and money market accounts                                77,428              89,443          79,500
     Certificates of deposit                                     186,109             185,268         156,961
     Subordinated debentures                                       5,000                 875               -
     Other borrowings                                              6,330               6,500           1,078
     FHLB advances                                               108,815             131,101         104,801
                                                            ------------        ------------    ------------
         Total interest-bearing liabilities                      442,569             460,258         377,649
Other liabilities                                                 39,634              35,345          31,974
                                                            ------------        ------------    ------------
         Total liabilities                                       482,203             495,603         409,623


Shareholders' equity:

     Common stock                                                 11,731              12,413          12,393
     Retained earnings                                            34,629              32,222          32,120
     Net unrealized gain (loss) on
       securities available for sale                                (506)               (418)           (812)
     Treasury stock                                               (7,817)             (7,630)         (8,258)
                                                            -------------       ------------    ------------
         Total shareholders' equity                               38,037              36,587          35,443
                                                            ------------        ------------    ------------

Total liabilities and

  shareholders' equity                                      $    520,240        $    532,190    $    445,066
                                                            ============        ============    ============


(1) Average outstanding balances reflect unrealized gain (loss) on securities available for sale. (2) Total loans less deferred net loan fees and loans in process and including non accrual loans.

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

                                                                             Year ended September 30,
                                                                       2006            2005             2004
                                                                       ----            ----             ----
Average interest rate earned on:

     Interest-bearing deposits                                          3.31%           1.82%            0.82%
     Mortgage-backed securities (1)                                     4.28            3.89             3.21
     Other securities available for sale (1)                            4.21            3.26             3.08
     FHLB stock                                                         4.79            4.30             4.63
     Loans held for sale                                                6.43            6.22             6.07
     Loans receivable (2)                                               6.43            6.22             6.07
         Total interest-earning assets                                  5.93            5.67             5.47


Average interest rate of:

     Savings accounts                                                   1.79            0.89             0.62
     NOW and money market accounts                                      1.65            1.01             0.72
     Certificates of deposit                                            3.60            2.87             2.94
     Subordinated debentures                                            6.22            6.02                -
     FHLB advances                                                      4.98            4.81             5.38
     Other borrowings                                                   6.31            4.38             3.52
         Total interest-bearing liabilities                             3.42            2.88             2.94

Interest rate spread (3)                                                2.51            2.79             2.53
Net yield on interest-earning assets (4)                                2.79            2.97             2.81



(1)  Yield is based on amortized cost without adjustment for unrealized gain
     (loss) on securities available for sale.

(2)  Including non accrual loans.

(3) Interest rate spread is calculated by subtracting the average interest rate cost from the average interest rate earned for the period indicated.

(4) The net yield on average interest-earning assets is calculated by dividing net interest income by the average interest-earning assets for the period indicated.

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

Year ending September 30, 2006
compared to year ended                                        Total Net         Due to          Due to
September 30, 2005                                             Change            Rate           Volume
                                                               ------            ----           ------
                                                                            (In Thousands)
Interest-earning assets:

     Interest-bearing deposits                               $        468    $        330     $        138
     Securities                                                       117             152              (35)
     Mortgage-backed securities                                       468             212              256
     FHLB stock                                                        37              44               (7)
     Loans held for sale                                              (17)              2              (19)
     Loans receivable                                                (413)            867           (1,280)
                                                             -------------   ------------     -------------
         Total                                                        660           1,607             (947)
Interest-bearing liabilities:
     Savings accounts                                                 632             421              211
     NOW and money market accounts                                    373             571             (198)
     Certificates of deposit                                        1,385           1,355               30
     Subordinated debentures                                          258               2              256
     FHLB advances                                                   (894)            215           (1,109)
     Other borrowings                                                 114             125              (11)
                                                             ------------    ------------     -------------
         Total                                                      1,868           2,689             (821)
                                                             ------------    ------------     -------------
Change in net interest income                                $     (1,208)   $     (1,082)    $       (126)
                                                             =============   =============    =============



Year ending September 30, 2005
compared to year ended                                        Total Net         Due to          Due to
September 30, 2004                                             Change            Rate           Volume
                                                               ------            ----           ------
                                                                            (In Thousands)
Interest-earning assets:
     Interest-bearing deposits                               $        229    $        221     $          8
     Securities                                                       (39)             52              (91)
     Mortgage-backed securities                                       919             150              769
     FHLB stock                                                        64             (21)              85
     Loans held for sale                                               (9)              2              (11)
     Loans receivable                                               3,991             525            3,466
                                                             ------------    ------------     ------------

         Total                                                      5,155             929           4,226
Interest-bearing liabilities:
     Savings accounts                                                 201             114               87
     NOW and money market accounts                                    327             249               78
     Certificates of deposit                                          694            (114)             808
     Subordinated debentures                                           53               -               53
     FHLB advances                                                    666            (489)           1,155
     Other borrowings                                                 247              11              236
                                                             ------------    ------------     ------------

         Total                                                      2,188            (229)           2,417
                                                             ------------    -------------    ------------
Change in net interest income                                $      2,967    $      1,158     $      1,809
                                                             ============    ============     ============




LIQUIDITY AND CAPITAL RESOURCES

Liquidity relates primarily to the Company's ability to fund loan demand, meet deposit customers' withdrawal requirements and provide for operating expenses. Assets used to satisfy these needs consist of cash, deposits with other financial institutions, over night interest-bearing deposits in other financial institutions, and securities available for sale. These assets are commonly referred to as liquid assets.


Liquid assets were $75.7 million as of September 30, 2006 compared to $119.3 million as of September 30, 2005. The decrease in liquid assets is primarily the result of repayment of FHLB advances and the reduction of high cost deposit products. The sale of fixed rate loans throughout the year and the maturity of securities available for sale has provided sources of liquidity. Management believes the Company's liquidity level as of September 30, 2006 is sufficient to meet anticipated liquidity needs.


The cash flow statements provide an indication of the Company's sources and uses of cash as well as an indication of the ability of the Company to maintain an adequate level of liquidity. A discussion of the changes in the cash flow statements for the years ended September 30, 2006, 2005 and 2004 follows.


During the year ended September 30, 2006, net cash and cash equivalents decreased $37.9 million, from $54.2 million at September 30, 2005 to $16.3 million at year end.

The Company experienced a net increase in cash from operating activities of $2.5 million during the year primarily attributable to proceeds of $12.1 million realized from the sale of mortgage loans, net income of $2.2 million, adjustments for depreciation and amortization of $1.4 million, adjustments for the provision for loan losses of $1.0 million, offset by the origination of $14.3 million of loans held for sale. The Bank originates, sells and delivers its fixed rate, owner-occupied residential mortgage loans on either FHLMC "Best Efforts" delivery basis or with "Mandatory Delivery" programs. The "Best Efforts" program allows the Bank to commit loans for delivery to investors at prices that are determined prior to loan approval. In the event that loans are not closed and therefore not delivered, the Bank incurs no penalty. This strategy reduces interest rate risk exposure by minimizing the amount of loans held for sale in the loan portfolio. Under mandatory delivery programs, loans are committed to be delivered at predetermined prices and penalties could be assessed if delivery commitments are not met. Loans determined to be held for sale at the time they are originated are not committed for delivery. These loans are subject to market price fluctuations at time of sale. The Company has no loans held for sale at September 30, 2006.

The $19.5 million increase in cash from investing activities for the year ended September 30, 2006 was primarily due to loan payments exceeding loan originations by $13.4 million, and principal payments and maturities of securities of $20.0 million, offset by security purchases of $15.0 million.

Financing activities used net cash of $59.9 million for the year ended September 30, 2006. The net cash was expended to pay down borrowings from FHLB by a net amount of $28.1 million, and $28.0 million was used by a reduction in deposits. The Company's loan with a correspondent bank was also paid down by $2.0 million.







The following table reflects, as of September 30, 2006, the company's estimated significant fixed and determinable contractual obligations by payment date:

Contractual Obligations                                          Payments due by period
                                             Less than                                     More than
                                              1 Year         1-3 Years      3-5 Years       5 Years          Total
                                              ------         ---------      ---------       -------          -----

Deposits without a stated maturity            159,264,000              -              -              -       159,264,000
Certificates of deposit                       138,057,000     44,358,000      4,261,000        303,000       186,979,000
Long-term debt obligations                     13,500,000     65,885,000     19,000,000      3,168,000       101,553,000
Subordinated notes                                      -              -              -      5,000,000         5,000,000
Purchase obligations                              914,000        420,000              -              -         1,334,000


Various outstanding commitments and contingent liabilities are not reflected in the financial statements. Commitments to make loans at September 30 are as follows:

                               ------------------2 0 0 6----------------  ------------------2 0 0 5----------------
                                                 -------                                    -------
                                    Fixed       Variable                       Fixed       Variable
                                 Rate Loans    Rate Loans       Total       Rate Loans    Rate Loans       Total


Mortgage loans                 $    728,650  $   3,112,700  $  3,841,350  $  8,013,396  $  3,268,236   $ 11,281,632
Commercial loans                    146,000              -       146,000       775,000     2,545,500      3,320,500
Unused equity lines of credit    21,107,443     16,896,127    38,003,570    13,738,412    21,219,482     34,957,894

Unused commercial lines

     and letters of credit                -     31,048,089    31,048,089             -    34,508,652     34,508,652

Unused construction loan

  lines of credit                 2,392,342      1,849,563     4,241,905     1,571,757             -      1,571,757
                               ------------  -------------  ------------  ------------  ------------   ------------

                               $ 24,374,435  $  52,906,479  $ 77,280,914  $ 24,098,565  $ 61,541,870   $ 85,640,435
                               ============  =============  ============  ============  ============   ============

Fixed rate mortgage loan commitments at September 30, 2006 are at an average rate of 6.84% with terms primarily ranging from 15 to 30 years. Commercial loan fixed rate commitments are primarily for five year terms with an average rate of 8.94%. The average rate on variable mortgage loan commitments is 5.57% and is tied to the one year treasury bill rate. Rates on variable commercial loan commitments are tied to the national prime rate.


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

NEW ACCOUNTING PRONOUNCEMENTS


Effective October 1, 2005, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123(R), Share-based Payment.
See "Stock Based Compensation" in Note 1 to the consolidated financial statements for further discussion of the impact of adopting this standard.


We also discuss the "Effect of Newly Issued But Not Yet Effective Accounting Standards" in Note 1 to the consolidated financial statements.

IMPACT OF INFLATION

The audited consolidated financial statements presented herein have been prepared in accordance with U.S generally accepted accounting principles. These principles require measurement of financial position and operating results in terms of historical dollars (except for securities available for sale which are reported at fair market value and loans held for sale which are reported at the lower of cost or estimated market value in the aggregate), without considering changes in the relative purchasing power of money over time due to inflation.

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

FORWARD LOOKING STATEMENTS

When used in this filing and in future filings by the Company with the Securities and Exchange Commission, in the Company's press releases or other public or shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases, "anticipate," "would be," "will allow," "intends to," "will likely result," "are expected to," will continue," "is anticipated," "estimated," "project," or similar expressions are intended to identify "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to risks and uncertainties, including but not limited to changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area, changes in the position of banking regulators on the adequacy of our allowance for loan losses, changes in the fair value of securities available for sale, changes in the value of the Company's mortgage servicing rights, and competition, all or some of which could cause actual results to differ materially from historical earnings and those presently anticipated or projected.

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

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



Board of Directors and Shareholders
MFB Corp.
Mishawaka, Indiana


We have audited the accompanying consolidated balance sheets of MFB Corp. and Subsidiary as of September 30, 2006 and 2005 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended September 30, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MFB Corp. and Subsidiary as of September 30, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2006 in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company changed its accounting for stock-based compensation in the year ended September 30, 2006.




Crowe Chizek and Company LLC
South Bend, Indiana
November 28, 2006

The accompanying notes are an integral part of these consolidated financial statements.

                                       20
                             MFB CORP. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
                           September 30, 2006 and 2005



                                                                                    2006                 2005
                                                                                    ----                 ----
ASSETS

Cash and due from financial institutions                                     $       6,726,145    $       7,612,979
Interest-bearing deposits in other financial
  institutions - short-term                                                          9,563,014           46,596,449
                                                                             -----------------    -----------------
     Total cash and cash equivalents                                                16,289,159           54,209,428

Securities available for sale                                                       58,382,745           63,574,757
FHLB Stock and other investments                                                    10,938,986           12,513,549

Loans held for sale                                                                          -              407,300

Mortgage loans                                                                     199,196,112          191,970,211
Commercial loans                                                                   134,412,266          157,803,878
Consumer loans                                                                      45,613,641           40,921,196
                                                                             -----------------       --------------
     Loans receivable                                                              379,222,019          390,695,285
     Less:  allowance for loan losses                                               (7,230,092)          (6,387,867)
                                                                             ------------------   -----------------
         Loans receivable, net                                                     371,991,927          384,307,418

Premises and equipment, net                                                         19,476,731           20,336,172
Mortgage servicing rights, net                                                       2,365,915            2,341,461
Cash surrender value of life insurance                                               6,237,329            5,963,568
Goodwill                                                                             1,970,279            2,423,271
Other intangible assets                                                              1,698,604            2,133,700
Other assets                                                                         6,719,909            6,666,917
                                                                             ------------------        -------------
     Total assets $                                                                496,071,584     $    554,877,541
                                                                             ==================     ================


LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
     Deposits

         Noninterest-bearing demand deposits                                 $      30,030,521    $      36,875,993
         Savings, NOW and MMDA deposits                                            129,233,464          153,864,063
         Time deposits                                                             186,978,736          183,623,904
                                                                             -----------------    -----------------
              Total deposits                                                       346,242,721          374,363,960
                                                                             -----------------    -----------------

     Federal Home Loan Bank advances                                                97,052,965          125,853,984
     Loans from correspondent bank                                                   4,500,000            6,500,000
     Subordinated debentures                                                         5,000,000            5,000,000
     Accrued expenses and other liabilities                                          4,337,315            4,486,382
                                                                             -----------------    -----------------
         Total liabilities                                                         457,133,001          516,204,326
                                                                             -----------------    -----------------

Shareholders' equity
     Common stock, 5,000,000 shares authorized;
     shares issued:  1,689,417 - 2006 and 2005,

     shares outstanding: 1,320,844 - 2006; 1,355,860 - 2005                         12,421,032           12,376,858
     Retained earnings - substantially restricted                                   35,479,131           34,026,839
     Accumulated other comprehensive loss,
         net of tax of $(175,641) in 2006 and ($174,415) in 2005                      (340,949)            (310,419)
     Treasury stock, 368,573 common shares - 2006;
         333,557 common shares - 2005, at cost                                      (8,620,631)          (7,420,063)
                                                                             ------------------   -----------------
         Total shareholders' equity                                                 38,938,583           38,673,215
                                                                             -----------------    -----------------

              Total liabilities and shareholders' equity                     $     496,071,584    $     554,877,541
                                                                             =================    =================


                                                                          CONSOLIDATED STATEMENTS OF INCOME
                                                                   Years ended September 30, 2006, 2005 and 2004

                                                                 2006                2005                2004
                                                                 ----                ----                ----
Interest income

     Loans receivable, including fees                       $    24,473,700     $    24,903,930    $     20,921,584
     Securities - taxable                                         3,213,780           2,594,143           1,696,947
     Other interest-earning assets                                  919,585             449,020             173,736
                                                            ---------------     ---------------    ----------------
         Total interest income                                   28,607,065          27,947,093          22,792,267

Interest expense

     Deposits                                                     9,020,234           6,968,931           5,447,584
     FHLB advances and other borrowings                           6,124,730           6,308,179           5,641,984
                                                            ---------------     ---------------    ----------------
         Total interest expense                                  15,144,964          13,277,110          11,089,568
                                                            ---------------     ---------------    ----------------

Net interest income                                              13,462,101          14,669,983          11,702,699

Provision for loan losses                                         1,031,781             723,141             800,000
                                                            ---------------     ---------------    ----------------


Net interest income after provision

  for loan losses                                                12,430,320          13,946,842          10,902,699


Noninterest income

     Service charges on deposit accounts                          3,258,871           3,291,113           3,030,459
     Trust fee income                                               413,446             385,151             494,922
     Insurance commissions                                          151,012             211,022             208,036
     Net realized gains from sales of loans                         261,338             835,425           1,032,362
     Mortgage servicing right recovery                              161,758             180,434             216,905
     Net gain (loss) on securities available for sale                     -            (948,000)           (109,253)
     Gain on call of FHLB advance                                   238,417                   -                   -
     Gain on sale of property and casualty insurance                200,000                   -                   -
     Other income                                                 1,649,188           1,033,676             806,957
                                                            ---------------     ---------------    ----------------
         Total noninterest income                                 6,334,030           4,988,821           5,680,388


Noninterest expense

     Salaries and employee benefits                               7,922,940           7,519,073           7,020,737
     Occupancy and equipment expense                              3,377,125           3,063,869           2,742,768
     Professional and consulting fees                               431,908             712,337             821,308
     Data processing expense                                        838,034             753,905             632,329
     Loss on sales of premises and equipment                        229,524               8,914              46,165
     Other expense                                                3,588,831           3,770,871           3,295,208
                                                            ---------------     ---------------    ----------------
         Total noninterest expense                               16,388,362          15,828,969          14,558,515
                                                            ---------------     ---------------    ----------------

Income before income taxes                                        2,375,988           3,106,694           2,024,572

Income tax expense                                                  210,267             610,626             234,923
                                                            ---------------     ---------------    ----------------

Net income                                                  $     2,165,721     $     2,496,068    $      1,789,649
                                                            ===============     ===============    ================

Basic earnings per common share                                     $  1.61           $    1.85           $    1.36
Diluted earnings per common share                                      1.56                1.81                1.30


                        The accompanying notes are an integral part of these consolidated financial statements.

                                       21
                              MFB CORP. AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                  Years ended September 30, 2006, 2005 and 2004




                                                                                          Accumulated
                                                                                             Other
                                                                                          Comprehensive                   Total
                                                                              Retained    Income (Loss),  Treasury     Shareholders'
                                                            Common Stock      Earnings      Net of Tax      Stock         Equity

Balance at October 1, 2003                                    12,560,058     31,022,460      (466,113)   (8,865,199)    34,251,206

Stock option exercise-issuance of 41,350 shares
        of treasury stock                                       (359,104)             -            -        881,793        522,689
Tax benefit related to employee stock plan                       285,360              -            -              -        285,360
Cash dividends declared - $0.470 per share                             -       (617,430)           -              -       (617,430)
Comprehensive income:
   Net income for the year ended September 30, 2004                    -      1,789,649            -              -      1,789,649
   Other comprehensive income (loss), net of tax                       -              -     (325,604)             -       (325,604)
                                                                                                                      -------------
     Total comprehensive income                                        -              -            -              -      1,464,045
                                                            -------------  -------------  --------------  ----------  -------------

Balance at September 30, 2004                               $  12,486,314  $  32,194,679  $ (791,717) $  (7,983,406) $  35,905,870
                                                            =============  =============  =========== ============== =============

Stock option exercise-issuance of 26,800
        shares of treasury stock                                (124,311)                                   563,343        439,032
Tax benefit related to employee stock plan                        14,855                                                    14,855
Cash dividends declared - $0.495 per share                                     (663,908)                                  (663,908)
Comprehensive income:
   Net income for the year ended September 30, 2005                           2,496,068                                   2,496,068
   Other comprehensive income (loss), net of tax                                            481,298                         481,298
                                                                                                                      -------------
     Total comprehensive income                                                                                           2,977,366
                                                            -------------  -------------  --------------  -------------  ----------

Balance at September 30, 2005                               $  12,376,858  $ 34,026,839  $ (310,419) $   (7,420,063) $   38,673,215
                                                            =============  ============= =========== ===============  =============


                        The accompanying notes are an integral part of these consolidated financial statements.

                                       22
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                  Years ended September 30, 2006, 2005 and 2004






                                                                                           Accumulated
                                                                                               Other
                                                                                           Comprehensive                  Total
                                                                              Retained     Income (Loss)  Treasury     Shareholders'
                                                             Common Stock     Earnings      Net of Tax      Stock         Equity



Balance at September 30, 2005                               $  12,376,858  $  34,026,839  $  (310,419)  $(7,420,063) $  38,673,215
Stock-based compensation                                          103,575             -            -              -        103,575
Purchase of 48,206 shares of treasury stock                             -             -            -     (1,486,480)    (1,486,480)
Stock option exercise-issuance of 13,190 shares
         of treasury stock                                        (68,185)            -            -        285,912        217,727
Tax benefit related to employee stock plan                          8,784             -            -              -          8,784
Cash dividends declared - $0.530 per share                              -      (713,429)           -              -       (713,429)
Comprehensive income:
   Net income for the year ended September 30, 2006                     -      2,165,721           -              -      2,165,721
   Other comprehensive income (loss), net of tax                        -              -      (30,530)            -        (30,530)
                                                                                                                     --------------
     Total comprehensive income                                         -              -           -              -      2,135,191
                                                             -------------  -------------  -----------  ------------  -------------

Balance at September 30, 2006                                $  12,421,032  $ 35,479,131  $  (340,949)  $(8,620,631) $  38,938,583
                                                             =============  =============  =========== =============  =============


                        The accompanying notes are an integral part of these consolidated financial statements.

                                       23
                               MFB CORP. AND SUBSIDIARY
                           CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years ended September 30, 2006, 2005 and 2004

                                                                   2006               2005                2004
                                                                   ----               ----                ----
Cash flows from operating activities

     Net income                                             $     2,165,721     $     2,496,068    $      1,789,649
     Adjustments to reconcile net income

       to net cash from operating activities
         Depreciation and amortization, net of

           accretion                                              1,441,787           1,445,387           1,278,662
         Provision for loan losses                                1,031,781             723,141             800,000
         Net losses on securities available for sale                      -             948,000             109,253
         Net realized gains from sales of loans                    (261,338)           (835,425)         (1,032,362)
         Amortization of mortgage servicing rights                  287,558             394,593             388,580
         Amortization/(accretion) of intangible assets
           and purchase adjustments                                 447,815            (343,772)           (133,391)
         Gain on call of FHLB advance                              (238,417)                  -                   -
         Origination of loans held for sale                     (14,256,095)        (32,259,544)        (40,741,232)
         Recovery of mortgage servicing rights                     (161,758)           (180,434)           (216,905)
         Proceeds from sales of loans held for sale              12,095,989          38,485,947          46,784,299
         (Gain) loss sale of premises and equipment                 226,599             (40,509)             46,165
         Equity in loss of investment in limited
           Partnership                                              249,463             303,180             220,253
         Stock dividend paid by FHLB                                      -            (188,400)           (312,300)
         Stock-based compensation                                   103,575                   -                   -
         Appreciation in cash surrender value of
           life insurance                                          (236,820)           (219,871)           (230,080)

         Net change in:

              Accrued interest receivable                          (195,496)           (105,782)             87,453
              Other assets                                          152,514             620,058           1,074,707
              Accrued expenses and other liabilities               (312,831)         (1,650,707)          2,392,077
                                                            ----------------    ---------------    ----------------
Net cash provided in operating activities                         2,540,047           9,591,930          12,304,828


Cash flows from investing activities
     Net change in interest-bearing time

       deposits in other financial institutions                     500,000                   -            (500,000)
     Net change in loans receivable                              13,371,975           2,900,325         (29,469,712)
     Net cash received (paid) in acquisition/settlement             452,991             (60,435)          6,873,938
      Stock repurchase by FHLB                                      825,100                   -                   -

     Proceeds from:
         Principal payments of mortgage-backed

          and related securities                                 11,502,733          12,979,039           9,212,720
         Maturities and calls of securities available
           for sale                                               8,500,000           4,945,000           8,944,482
         Sales of fixed assets                                    1,210,937              42,122             318,039

     Purchase of:

         Securities available for sale                          (14,957,410)        (16,351,731)        (11,049,719)
         Life Insurance                                             (36,941)            (36,941)           (170,545)
         Premises and equipment, net                             (1,916,972)         (2,217,502)        (11,180,184)
                                                            ----------------    ---------------    ----------------
Net cash provided (used) in investing activities                 19,452,413           2,199,877         (27,020,981)









                        The accompanying notes are an integral part of these consolidated financial statements.

                                       24
                           CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years ended September 30, 2006, 2005 and 2004



                                                                   2006               2005                2004
                                                                   ----               ----                ----

Cash flows from financing activities

     Purchase of treasury stock                             $    (1,486,480)    $             -    $              -
     Net change in deposits                                     (28,003,907)         17,176,344          (3,292,653)
     Proceeds from FHLB borrowings                               15,268,000          74,100,000          38,000,000
     Repayment of FHLB borrowings                               (43,358,403)        (80,885,408)        (38,929,859)
     Proceeds from other borrowings                                       -                   -           6,500,000
     Proceeds from subordinated debentures                                -           5,000,000                   -
     Repayment of other borrowings                               (2,000,000)                  -            (300,000)
     Proceeds from exercise of stock options                        217,727             439,032             522,689
     Net change in advances from
       borrowers for taxes and insurance                            163,763          (1,343,469)          1,071,457
     Cash dividends paid                                           (713,429)           (663,908)           (617,430)
                                                            ----------------    ---------------    ----------------
Net cash from (used in) financing activities                    (59,912,729)         13,822,591           2,954,204
                                                            ----------------    ---------------    ----------------

Net change in cash and cash equivalents                         (37,920,269)         25,614,398         (11,761,949)

Cash and cash equivalents at beginning of year                   54,209,428          28,595,030          40,356,979
                                                            ---------------     ---------------    ----------------

Cash and cash equivalents at end of year                    $    16,289,159     $    54,209,428    $     28,595,030
                                                            ===============     ===============    ================


Supplemental disclosures of cash flow information Cash paid during the year for:

         Interest                                           $    15,793,740     $    13,326,157    $     10,834,701
         Income taxes                                               738,000             199,000             670,000


Supplemental schedule of noncash investing activities:
     Transfer from:

         Loans receivable to loans held for sale            $     2,678,490     $     5,227,962    $              -

         Loans receivable to real estate owned              $             -     $        99,286    $      1,346,757


                                                       MFB CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 2006, 2005 and 2004






                                   (Continued)

                                       25
NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


Principles of Consolidation: The accompanying consolidated financial statements include the accounts of MFB Corp., and its wholly-owned subsidiary MFB Financial (the "Bank"), a federal stock savings bank, and the wholly-owned subsidiaries of the Bank, Mishawaka Financial Services, Inc., MFB Investments I, Inc., MFB Investments II, Inc. and MFB Investments, LP (together referred to as "the Company"). Mishawaka Financial Services, Inc. is engaged in the sale of life and health insurance to customers in the Bank's market area. The Company sold the property and casualty book of business owned by Mishawaka Financial Services, Inc during the 2006 fiscal year. MFB Investments I, Inc., MFB Investments II, Inc. and MFB Investments, LP are Nevada corporations and a Nevada limited partnership that manage a portion of the Bank's investment portfolio. All significant intercompany transactions and balances are eliminated in consolidation.


Nature of Business and Concentrations of Credit Risk: The primary source of income for the Company results from granting commercial, consumer and residential real estate loans in St. Joseph and Elkhart counties and the surrounding area. The Company operates primarily in the banking industry which accounts for more than 95% of its revenues, operating income and assets.

Use of Estimates In Preparing Financial Statements: The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period, as well as the disclosures provided. Areas involving the use of estimates and assumptions in the accompanying financial statements include the allowance for loan losses, fair values of securities and other financial instruments, determination and carrying value of loans held for sale, determination and carrying value of impaired loans and other real estate owned, the value of mortgage servicing rights, the value of investments in limited partnerships, the value of stock options, the realization of deferred tax assets, the purchase accounting valuations for assets and liabilities acquired and the determination of depreciation of premises and equipment recognized in the Company's financial statements. Actual results could differ from those estimates. Estimates associated with the allowance for loan losses, and the fair values of securities and other financial instruments and mortgage servicing rights are particularly susceptible to material change in the near term.

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

                                   (Continued)

                                       31
NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities: Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported separately in accumulated other comprehensive income (loss), net of tax. Declines in the fair value of securities below their cost that are other than temporary are reflected as realized losses. In estimating other-than-temporary losses, management considers: (1) the length of time and extent that fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, and (3) the Company's ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.

Gains and losses on the sale of securities are determined using the specific identification method based on amortized cost and are reflected in the results of operations at the time of sale. Interest and dividend income, adjusted by amortization of purchase premium or discount over the estimated life of the security using the level yield method, is included in earnings.

Mortgage Banking Activities: Mortgage loans originated and intended for sale in the secondary market are reported as loans held for sale and are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized in a valuation allowance by charges to income.

Servicing rights are recognized as assets for purchased rights and for the allocated value of retained servicing rights on loans sold. Servicing rights are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the rights, determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Any impairment charge or recovery is reported in a valuation allowance by charges or credits to income.

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

Because some loans may not be repaid in full, an allowance for loan losses is recorded. An allowance for loan losses is a valuation allowance for probable incurred credit losses. The allowance for loan losses is increased by a provision for loan losses charged to expense and decreased by charge-offs (net of recoveries). Estimating the risk of loss and the amount of loss on any loan is necessarily subjective. Accordingly, the allowance is maintained by management at a level considered adequate to cover losses that are currently anticipated. Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions. While management may periodically allocate portions of the allowance for specific problem loan situations, the whole allowance is available for any loan charge-offs that occur. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.

Smaller-balance homogeneous loans are evaluated for impairment in total. Such loans include residential first mortgage loans secured by one-to-four family residences, residential construction loans, automobile, manufactured homes, home equity and second mortgage loans. Commercial loans and mortgage loans secured by other properties are evaluated individually for impairment. Loans are considered impaired if full principal or interest payments are not anticipated in accordance with the contractual loan terms. Impaired loans are carried at the present value of expected future cash flows discounted at the loan's effective interest rate, or at the fair value of the collateral if the loan is collateral dependent. A portion of the allowance for loan losses is allocated to impaired loans if the value of such loans is deemed to be less than the unpaid balance. If these allocations cause the allowance for loan losses to require an increase, such increase is reported as a component of the provision for loan losses.

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


Foreclosed Real Estate: Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at the lower of carrying amount or fair value at the date of acquisition, establishing a new cost basis. Any reduction to fair value from the carrying amount of the related loan at the time of acquisition is accounted for as a loan loss and charged against the allowance for loan losses. Valuations are periodically performed by management and valuation allowances are adjusted through a charge to income for changes in fair value or estimated selling costs. The carrying value of foreclosed real estate, included in other assets on the consolidated balance sheet, was $1.7 million at September 30, 2005 and $1.2 million at September 30, 2006. No valuation allowances have been deemed needed at either date. At September 30, 2006, the Company re-classified a $1.2 million property as held and used. This property was previously accounted for as held for sale. This change in classification was driven by the longer than expected holding period and resulted in the recognition of depreciation expense of $80,000 during the year ending September 30, 2006.


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

Premises and Equipment: Land is carried at cost. Buildings and improvements, and furniture and equipment are carried at cost, less accumulated depreciation and amortization computed principally by using the straight-line method over the estimated useful lives of the assets.

Useful life of buildings and improvements is 39 years and the range for furniture and equipment is 3 years to 15 years. These assets are reviewed for impairment when events indicate the carrying amount is significantly less than the fair value.

Financial Instruments with Off-Balance-Sheet Risk: The Company, in the normal course of business, makes commitments to make loans which are not reflected in the consolidated financial statements. A summary of these commitments is disclosed in Note 14.


Goodwill and Other Intangible Assets: Goodwill results from business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. Goodwill is assessed quarterly for impairment and any such impairment will be recognized in the period identified.


Other intangible assets consist of core deposit intangible assets and acquired customer relationship intangible assets arising from the acquisition of certain assets and assumption of certain liabilities previously discussed. They are initially measured at fair value and then are amortized on an accelerated method over their estimated useful lives.

Investments in Limited Partnerships: Investments in limited partnerships represent the Company's investments in affordable housing projects for the primary purpose of available tax benefits. The Company is a limited partner in these investments and as such, the Company is not involved in the management or operation of such investments. These investments are accounted for using the equity method of accounting. Under the equity method of accounting, the Company records its share of the partnership's earnings or losses in its income statement and adjusts the carrying amount of the investments on the balance sheet. These investments are reviewed for impairment when events indicate their carrying amounts may not be recoverable from future undiscounted cash flows. If impaired, the investments are reported at fair value. Related tax credits are recognized as allocated to investors.

Cash Surrender Value of Life Insurance: The Company has purchased life insurance policies on certain key executives. Company owned life insurance is recorded at its cash surrender value, or the amount that can be realized.

Earnings Per Common Share: Basic earnings per common share is based on the net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share shows the dilutive effect of additional potential common shares issuable under stock option plans.

Stock Based Compensation: Effective October 1, 2005, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123(R), Share-based Payment, using the modified prospective transition method. Accordingly, the Company has included stock-based employee compensation cost in the income statement relative to the stock option plan(s) for the year ended September 30, 2006. Adopting this standard resulted in a reduction of income before income taxes of $104,000, a reduction in net income of $69,000, a decrease in basic earnings per common share of $0.05 and a decrease in diluted earnings per common share of $0.05.

Prior to October 1, 2005, employee compensation expense under stock options was reported using the intrinsic value method; therefore, no stock-based compensation cost is reflected in net income for the years ending September 30, 2005 and 2004, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant. The following table illustrates the effect on net income and earnings per share if expense was measured using the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, for the prior years ending September 30.


                                                                      2005              2004
                                                                      ----              ----

Net income as reported                                           $     2,496,068   $    1,789,649


Deduct: Stock-based compensation expense

  determined under the fair value based method                           627,313          223,176
                                                                 ---------------   --------------


Pro forma net income                                             $     1,868,755   $    1,566,473
                                                                 ===============   ==============


Basic earnings per share as reported                             $       1.85      $       1.36
Pro forma basic earnings per share                                       1.39              1.19

Diluted earnings per share as reported                           $       1.81      $       1.30
Pro forma diluted earnings per share                                     1.36              1.14


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


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Restriction on Cash: Cash on hand or on deposit with correspondent banks of $3.9 million and $5.0 million, respectively, was required to meet regulatory reserve and clearing requirements at year end 2006 and 2005.


Reclassifications: Some items in the prior consolidated financial statements have been reclassified to conform with the current presentation.


Effect of Newly Issued But Not Yet Effective Accounting Standards: In September 2006, the Securities and Exchange Commission (SEC) released Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (SAB 108). SAB 108 provides guidance on how the effects of prior-year uncorrected financial statement misstatements should be considered in quantifying a current year misstatement. SAB 108 requires public companies to quantify misstatements using both an income statement (rollover) and balance sheet ("iron curtain") approach and evaluate whether either approach results in a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. If prior year errors that had been previously considered immaterial now are considered material based on either approach, no restatement is required so long as management properly applied its previous approach and all relevant facts and circumstances were considered. If prior years are not restated, the cumulative effect adjustment is recorded in opening retained earnings as of the beginning of the fiscal year of adoption. SAB 108 is effective for fiscal years ending on or after November 15, 2006. The Company has not completed its evaluation of the impact of the adoption of SAB 108.

In March 2006, the Financial Accounting Standards Board (FASB) issued Statement No. 156, Accounting for Servicing of Financial Assets-an amendment of FASB Statement No. 140. This Statement provides the following: 1) revised guidance on when a servicing asset and servicing liability should be recognized; 2) requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable; 3) permits an entity to elect to measure servicing assets and servicing liabilities at fair value each reporting date and report changes in fair value in earnings in the period in which the changes occur; 4) upon initial adoption, permits a onetime reclassification of available-for-sale securities to trading securities for securities which are identified as offsetting the entity's exposure to changes in the fair value of servicing assets or liabilities that a servicer elects to subsequently measure at fair value; and 5) requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional footnote disclosures. This standard is effective as of the beginning of an entity's first fiscal year that begins after September 15, 2006 with the effects of initial adoption being reported as a cumulative-effect adjustment to retained earnings. Management does not intend to carry servicing rights at fair value and therefore does not expect the adoption of this statement to have a material impact on its consolidated financial position or results of operations.

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard is effective for fiscal years beginning after November 15, 2007. The Company has not completed its evaluation of the impact of the adoption of this standard.

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109 (FIN
48), which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company has not completed its evaluation of the impact of the adoption of FIN 48.

In September 2006, the FASB Emerging Issues Task Force finalized Issue No. 06-5, Accounting for Purchases of Life Insurance - Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4 (Accounting for Purchases of Life Insurance). This issue requires that a policyholder consider contractual terms of a life insurance policy in determining the amount that could be realized under the insurance contract. It also requires that if the contract provides for a greater surrender value if all individual policies in a group are surrendered at the same time, that the surrender value be determined based on the assumption that policies will be surrendered on an individual basis. Lastly, the issue discusses whether the cash surrender value should be discounted when the policyholder is contractually limited in its ability to surrender a policy. This issue is effective for fiscal years beginning after December 15, 2006. The Company has not completed its evaluation of the impact of adoption of this issue.


NOTE 2 - EARNINGS PER COMMON SHARE

A reconciliation of the numerators and denominators used in the computation of the basic earnings per common share and diluted earnings per common share is presented below:

                                                                           Year ended September 30,
                                                                    2006              2005               2004
                                                                    ----              ----               ----
Basic Earnings Per Common Share
     Numerator
         Net income                                            $    2,165,721     $    2,496,068    $     1,789,649
                                                               ==============     ==============    ===============

     Denominator
         Weighted average common shares
           outstanding for basic earnings per
           common share                                             1,343,549          1,345,842          1,316,115
                                                               ==============     ==============    ===============

     Basic earnings per common share                           $         1.61     $         1.85    $         1.36
                                                               ==============     ==============    ==============








                                   (Continued)

                                       35
NOTE 2 - EARNINGS PER COMMON SHARE (Continued)

                                                                           Year ended September 30,
                                                                    2006              2005               2004
                                                                    ----              ----               ----

Diluted Earnings Per Common Share
     Numerator
         Net income                                            $    2,165,721     $    2,496,068    $     1,789,649
                                                               ==============     ==============    ===============

     Denominator
         Weighted average common shares
           outstanding for basic earnings per
           common share                                             1,343,549          1,345,842          1,316,115
         Add:  Dilutive effects of assumed
           exercises of stock options                                  46,179             31,549             59,885
                                                               --------------     --------------    ---------------
         Weighted average common shares
           and dilutive potential common
           shares outstanding                                       1,389,728          1,377,391          1,376,000
                                                               ==============     ==============    ===============

     Diluted earnings per common share                         $         1.56     $         1.81    $          1.30
                                                               ==============     ==============    ===============

Stock options for 22,000, 24,000, and 5,000 shares of common stock were not considered in computing diluted earnings per common share for the years ended September 30, 2006, 2005 and 2004 because they were antidilutive.


NOTE 3 - SECURITIES

The amortized cost and fair value of securities available for sale are as follows:

                                           -------------------------September 30, 2006--------------------------
                                                                    ------------------
                                                                    Gross            Gross
                                               Amortized         Unrealized       Unrealized            Fair
                                                 Cost               Gains           Losses              Value
Debt securities
     U.S. Government

       and federal agencies                $     14,391,507    $      2,385     $     (71,577)   $    14,322,315
     Municipal bonds                                337,438             351                 -            337,789
     Mortgage-backed                             33,839,494          17,602          (662,142)        33,194,954
     Corporate notes                              7,245,896           2,150          (133,359)         7,114,687
                                           ----------------    ------------     --------------   ---------------
                                                 55,814,335          22,488          (867,078)        54,969,745
Marketable equity securities                      3,085,000         328,000                 -          3,413,000
                                           ----------------    ------------     -------------    ---------------

                                           $     58,899,335    $    350,488     $    (867,078)   $    58,382,745
                                           ================    ============     ==============   ===============






NOTE 3 - SECURITIES (Continued)

                                           -------------------------September 30, 2005--------------------------
                                                                    ------------------
                                                                    Gross            Gross
                                               Amortized         Unrealized       Unrealized            Fair
                                                 Cost               Gains           Losses              Value
Debt securities
     U.S. Government

       and federal agencies                $     11,219,798    $      2,063     $     (42,915)   $    11,178,946
     Municipal bonds                                340,440           3,397                 -            343,837
     Mortgage-backed                             40,574,979          52,292          (352,377)        40,274,894
     Corporate notes                              8,744,499          36,536          (211,830)         8,569,205
                                           ----------------    ------------     --------------   ---------------
                                                 60,879,716          94,288          (607,122)        60,366,882

Marketable equity securities                      3,179,875          60,000           (32,000)         3,207,875
                                           ----------------    ------------     --------------   ---------------


                                           $     64,059,591    $    154,288     $    (639,122)   $    63,574,757
                                           ================    ============     ==============   ===============

Included in marketable equity securities are government sponsored agency preferred stocks of $3.1 million for both September 30, 2006 and 2005 respectively.


Securities with unrealized losses at year-end 2006 and 2005, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows:

                               September 30, 2006
                                Less than 12 Months             12 Months or More                  Total
                                -------------------             -----------------                  -----
                              Fair         Unrealized        Fair        Unrealized         Fair        Unrealized
                              Value           Loss           Value          Loss            Value          Loss
Debt securities
   U.S. Government and

     federal agencies      $ 9,359,295    $   (33,341)    $ 3,460,635    $   (38,236)   $12,819,930     $   (71,577)
   Mortgage-backed           6,991,013        (39,880)     24,333,805       (622,262)    31,324,818        (662,142)
   Corporate notes             988,930        (11,070)      4,848,410       (122,289)     5,837,340        (133,359)
                           -----------    ------------    -----------    ------------   -----------     ------------

   Total                   $17,339,238    $   (84,291)    $32,642,850    $  (782,787)   $49,982,088     $  (867,078)
                           ===========    ============    ===========    ============   ===========     ============


                               September 30, 2005
                                Less than 12 Months             12 Months or More                  Total
                                -------------------             -----------------                  -----
                              Fair         Unrealized        Fair        Unrealized         Fair        Unrealized
                              Value           Loss           Value          Loss            Value          Loss
Debt securities
   U.S. Government and

     federal agencies      $ 4,487,808    $   (24,881)    $ 2,707,820    $   (18,034)   $ 7,195,628     $   (42,915)
   Mortgage-backed          22,870,101       (192,233)     10,437,862       (160,144)    33,307,963        (352,377)
   Corporate notes                   -              -       4,756,250       (211,830)     4,756,250        (211,830)
                           -----------    -----------     -----------    -----------    -----------     -----------
                            27,357,909       (217,113)     17,901,932       (390,008)    45,259,841        (607,122)

Marketable equity

  securities                 1,580,000        (32,000)              -              -      1,580,000         (32,000)
                           -----------    ------------    -----------    -----------    -----------     -----------
   Total                   $28,937,909    $  (249,114)    $17,901,932    $  (390,008)   $46,839,841     $  (639,122)
                           ===========    ===========     ===========    ===========    ===========     ===========


Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.


In the first quarter of fiscal 2005, management recorded a non-cash impairment charge through earnings of $948,000 for the decline in the value of floating rate preferred stock securities. During the quarter ending December 31, 2004, a multi-billion dollar FNMA preferred stock issuance with a substantially different structure and higher yield than previous offerings had a detrimental effect on the fair value of the Company's FNMA and FHLMC preferred stock holdings. Additionally, a downgrade in rating on the FNMA security due to disclosed accounting issues, the duration of the suppressed market value on both the FNMA and FHLMC securities and the Company's inability to project when market value recovery would occur led management to record the write-down as of December 31, 2004. The unrealized losses on marketable equity securities was $32,000 at September 30, 2005, and improved to a gain of $328,000 at September 30, 2006, based upon the fair value subsequent to the write-down.

Related to the unrealized losses for debt securities classified as corporate notes, $96,000 and $157,000 of unrealized losses at September 30, 2006 and 2005 were attributable to a trust preferred bond issued by a regional banking organization. These unrealized losses are primarily attributable to the low interest rate environment, and the variable interest rate structure of the bond. Such interest rate adjustments resulted in coupons being set at a level lower than current market rates. As interest rates rise and the bonds coupon rate increases, management anticipates recovery of the unrealized losses. Management has the ability to hold this bond to maturity, at which time the face value of the bond would be realized. Credit issues are not considered to be a significant factor relative to the current unrealized losses.


Relative to unrealized losses on other debt securities as of September 30, 2006 and 2005, management has the intent and ability to hold the investments for the foreseeable future, and the decline in fair value is largely due to changes in market interest rates. The fair value is expected to recover as the investments approach maturity.

The amortized cost and fair value of debt securities by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                                      September 30, 2006
                                                                                  Amortized            Fair
                                                                                    Cost               Value


     Due in one year or less                                                 $     13,504,351    $    13,416,835
     Due after one year through five years                                          3,499,790          3,494,576
     Due after five years through ten years                                         1,000,000          1,000,310
     Due after ten years                                                            3,970,700          3,863,070
                                                                             ----------------    ---------------
                                                                                   21,974,841         21,774,791
     Mortgage-backed securities                                                    33,839,494         33,194,954
                                                                             ----------------    ---------------

                                                                             $     55,814,335    $    54,969,745
                                                                             ================    ===============

There were no sales of securities available for sale during the years ended September 30, 2006, 2005 and 2004. During the years ended September 30, 2006, 2005, and 2004 the Company recorded security impairment charges of $-0-, $948,000, and $109,253.

NOTE 4 - LOANS RECEIVABLE

Loans receivable, at September 30 are summarized as follows:

                                                                                    2006                 2005
                                                                                    ----                 ----
Residential mortgage loans:

         Secured by one-to-four family residences                            $     174,399,371    $     167,658,516
         Construction loans                                                         22,231,691           21,756,812
         Other                                                                       3,089,568            3,249,047
                                                                             -----------------    -----------------
                                                                                   199,720,630          192,664,375

         Less:

           Net deferred loan origination fees                                         (497,809)            (508,920)
           Undisbursed portion of construction and
           other mortgage loans                                                        (26,709)            (185,244)
                                                                             ------------------   -----------------
              Total residential mortgage loans                                     199,196,112          191,970,211


Commercial

         Commercial real estate                                                     84,651,532           96,223,551
         Commercial                                                                 49,969,802           61,846,976
                                                                             -----------------    -----------------
                                                                                   134,621,334          158,070,527
         Less: net deferred loan origination fees                                     (209,068)            (266,649)
                                                                             ------------------   -----------------
              Total commercial loans                                               134,412,266          157,803,878


Consumer loans:

         Home equity and second mortgage                                            37,778,961           33,900,667
         Other                                                                       7,834,680            7,010,720
         Net deferred loan costs                                                             -                9,809
                                                                             -----------------    -----------------
              Total consumer loans                                                  45,613,641           40,921,196
                                                                             -----------------    -----------------

         Total loans receivable                                              $     379,222,019    $     390,695,285
                                                                             =================    =================


Activity in the allowance for loan losses is summarized as follows for the years ended September 30:

                                                               2006                2005                 2004
                                                               ----                ----                 ----

     Balance at beginning of year                          $    6,387,867    $       6,074,134    $       5,198,137
     Provision for loan losses                                  1,031,781              723,141              800,000
     Acquired allowance for loan losses                                 -                    -              602,467
     Charge-offs                                                 (194,978)            (499,827)            (543,734)
     Recoveries                                                     5,422               90,419               17,264
                                                           --------------    -----------------    -----------------

     Balance at end of year                                $    7,230,092    $       6,387,867    $       6,074,134
                                                           ==============    =================    =================

Impaired loans were as follows:

                                                                                     2006                2005
                                                                                     ----                ----
     Year-end loans with no allocated allowance

       for loan losses                                                          $       873,000    $        603,000
     Year-end loans with allocated allowance
       for loan losses                                                                6,052,000           8,074,000
                                                                                ---------------    ----------------

         Total                                                                  $     6,925,000    $      8,677,000
                                                                                ===============    ================


     Amount of the allowance for loan

       losses allocated                                                         $     4,337,000    $      2,714,000

     Average of impaired loans during the year                                        8,270,000           2,505,000

     Interest income recognized during impairment                                       165,000              92,000
     Cash-basis interest income recognized during
       impairment                                                                       159,000              75,000

The largest loan relationship included in impaired loans as of September 30, 2006 totaled approximately $3.1 million for which $3.1 million of the allowance for loan losses has been allocated. As of September 30, 2006, the customer was in compliance with a forbearance agreement dated September 8, 2006, and has made payments of $624,000. The agreement provides for full payment of the outstanding debt by December 31, 2006. However, the Bank maintained the $3.1 million allowance for the loan losses allocation based upon the history of unreliable and inconsistent financial reporting and cash flows of the customer's business. The actual loss on this loan relationship may vary significantly from the current estimate contingent upon the borrower remaining in compliance with the terms of the forbearance agreement. At September 30, 2005, this relationship totaled approximately $3.8 million, and $1.4 million of the allowance was allocated to it. This loan was still performing at September 30, 2005; however it is reported as non-performing at September 30, 2006 and is the primary cause of the increase in non-performing loans. Impaired loans have decreased from 2005 due to payments received on this commercial loan and other commercial loans with improved financial conditions.

Non-performing loans were as follows at year end:

                                                                                      2006               2005
                                                                                      ----               ----


     Loans past due over 90 days still on accrual status                        $       619,000    $        136,000
     Non-accrual loans                                                                6,390,000           1,284,000
                                                                                ---------------    ----------------

       Total non-performing loans                                               $     7,009,000    $      1,420,000
                                                                                ===============    ================

A total of $5,386,000 and $747,000 of the impaired loans were non-accrual loans as of September 30, 2006 and 2005.

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The Company is subject to certain recourse obligations on the loans serviced for Telebank. The unpaid principal balances of mortgage loans serviced for others at September 30, 2006 and 2005 are summarized as follows:

                                                                                     2006                2005
                                                                                     ----                ----
     Mortgage loan portfolios serviced for:

         Federal Home Loan Mortgage Corporation                               $     191,299,590   $     202,947,491
         Fannie Mae Corporation                                                       1,319,739           1,603,859
         Hanover Capital Mortgage Holdings, Inc.                                        739,681             485,449
         Merchants Bank                                                                 726,159             903,933
         Federal Home Loan Bank of Indianapolis                                         499,062             766,588
         Telebank                                                                       453,023             664,326
         Bank Mutual                                                                    411,409             602,567
         Citizens Bank                                                                  307,827             374,049
         LaSalle Bank, FSB                                                              255,864             589,491
                                                                                ---------------    ----------------

         Total                                                                $     196,012,354   $     208,937,753
                                                                              =================   =================

Custodial escrow balances maintained in connection with the foregoing serviced loans were $1,895,034 and $1,645,326 at September 30, 2006 and 2005
respectively.


Activity for capitalized mortgage servicing rights and the related valuation allowance was as follows:

                                                 2006                2005                 2004
                                                 ----                ----                 ----
 Servicing rights, net of valuation allowance:

   Balance at beginning of year             $    2,341,461      $   2,092,135       $   1,373,201
   Additions                                       150,254            463,485             581,035
   Change in Valuation allowance                   161,758            180,434             216,905
   Acquired from Sobieski                                -                  -             309,574
   Amortized to expense                           (287,558)          (394,593)           (388,580)
                                            ---------------     -------------       -------------

   Balance at end of year                   $    2,365,915      $   2,341,461       $   2,092,135
                                            ==============      =============       =============


Valuation allowance:

   Balance at beginning of year             $     (179,037)     $    (359,471)      $    (576,376)
   Impairment charge                              (116,306)          (554,923)           (414,736)
   Impairment recovery                             278,064            735,357             631,641
                                            --------------      -------------       -------------

   Balance at end of year                   $      (17,279)     $    (179,037)      $    (359,471)
                                            ===============     =============       =============


Certain directors and executive officers of the Company and its subsidiary, including associates of such persons, are loan customers. A summary of the related party loan activity, for loans aggregating $60,000 or more to any one related party, is as follows:

                                                                                    2006               2005
                                                                                    ----               ----


           Balance at beginning of year                                      $      3,000,634    $     1,948,015
           New loans                                                                  686,564            136,921
           Repayments                                                                (464,542)          (165,553)
           Related party changes                                                            -          1,081,251
                                                                             ----------------    ---------------

           Balance at end of year                                            $      3,222,656    $     3,000,634
                                                                             ================    ===============



NOTE 5 - PREMISES AND EQUIPMENT, NET

Premises and equipment at September 30 are summarized as follows:

                                                                                    2006               2005
                                                                                    ----               ----


     Land$                                                                          4,413,363      $    4,537,708
     Buildings and improvements                                                    14,292,199         13,307,581
     Furniture and equipment                                                        7,302,490          8,365,080
                                                                             ----------------    ---------------
         Total cost                                                                26,008,052         26,210,369
     Accumulated depreciation and amortization                                     (6,531,321)        (5,874,197)
                                                                             -----------------   ---------------

     Total                                                                   $     19,476,731    $    20,336,172
                                                                             ================    ===============

Depreciation of premises and equipment included in occupancy and equipment expense was approximately $1,339,000 and $1,292,000 for the years ended September 30, 2006 and 2005 respectively. In June, 2006, the Bank disposed of a building and real estate which was originally purchased from Sobieski Bancorp in August 2004 as part of the acquisition of certain assets and liabilities. The building served as Sobieski's headquarters and contained space beyond the typical needs of MFB's current financial centers. In order to reduce future operating expenses, the building was sold at a loss of $189,000 and a new, smaller facility was constructed on an adjacent parcel of vacant land.

NOTE 6 - GOODWILL AND INTANGIBLE ASSETS

Goodwill

Goodwill was $2.0 million and $2.4 million at September 30, 2006 and 2005. During the year ended September 30, 2006, the company received $453,000 from Sobieski Bancorp as a result of the successful voluntary mediation relating to a disputed asset from the August 2004 closing of the acquisition of certain assets and certain liabilities. The proceeds, net of legal fees, were recorded as a reduction of goodwill when received.

Acquired Intangible Assets

Acquired intangible assets were as follows as of September 30, 2006:

                                                          Gross Carrying         Accumulated
                                                              Amount            Amortization
Amortized intangible assets:
     Core deposit intangibles                             $     1,610,000    $        595,196
     Other customer relationship intangibles                    1,180,000             496,200
                                                          ---------------    ----------------

         Total                                            $     2,790,000    $      1,091,396
                                                          ===============    ================

Acquired intangible assets were as follows as of September 30, 2005:

                                                          Gross Carrying         Accumulated
                                                              Amount            Amortization
Amortized intangible assets:
     Core deposit intangibles                             $     1,610,000    $        336,596
     Other customer relationship intangibles                    1,180,000             319,704
                                                          ---------------    ----------------

         Total                                            $     2,790,000    $        656,300
                                                          ===============    ================


Aggregate amortization expense was $435,096, $559,200 and $97,100 for 2006, 2005 and 2004.


Estimated amortization expense for each of the next five years ending September 30:

                           2007                                              $       385,500
                           2008                                                      335,800
                           2009                                                      286,300
                           2010                                                      236,700
                           2011                                                      187,100


NOTE 7 - DEPOSITS

At September 30, 2006, the scheduled maturities of certificates of deposit for the years ending September 30, are as follows:


                          2007                                            $     138,057,424
                           2008                                                   31,744,771
                           2009                                                   12,613,068
                           2010                                                    3,347,573
                           2011                                                      912,914
                           Thereafter                                                302,986
                                                                           -----------------

                                                                           $     186,978,736

The aggregate amount of (predominantly short-term) jumbo certificates of deposit in denominations of $100,000 or more was approximately $50,514,000 and $46,292,000 at September 30, 2006 and 2005, respectively.



NOTE 8 - BORROWINGS


At September 30, 2006, advances from the Federal Home Loan Bank of Indianapolis with fixed rates ranging from 4.10% to 6.73% are required to be repaid in the year ending September 30 as follows:

                           2007                                            $       9,000,000
                           2008                                                   49,000,000
                           2009                                                   16,884,581
                           2010                                                   11,000,000
                           2011                                                    8,000,000
                           Thereafter                                              3,168,384
                                                                           -----------------

                                                                           $      97,052,965

At September 30, 2006, $8.2 million of FHLB stock, $115.3 million of eligible mortgage loan collateral and $33.2 million of other real estate loan related collateral are pledged to the FHLB to secure advances outstanding. The Company's additional borrowing capacity with the FHLB is $51.6 million at September 30, 2006.

In addition, $73.0 million of the advances outstanding at September 30, 2006 contained put options with quarterly put dates ranging from October 2006 to December 2006, whereby the advance can be called by the FHLB prior to maturity. During the year ended 2006, the Company recorded a gain of $238,000 on the call of an FHLB advance.

At September 30, 2006 and 2005, the Company had outstanding borrowings of $4.5 million and $6.5 million, respectively from a correspondent bank. This variable rate line of credit, tied to the one month LIBOR rate plus 160 basis points (6.92% as of September 30, 2006), matures on August 31, 2007, at which time it may be converted to a term loan to be amortized over a five year period. The borrowing is collateralized by MFB Financial stock and requires the Bank to remain "well-capitalized" as defined by regulatory capital adequacy guidelines.



NOTE 9 - SUBORDINATED DEBENTURES


A trust, MFBC Statutory Trust I, formed by the Company issued $5,000,000 of trust preferred securities on July 29, 2005 as part of a private placement of such securities. The Company issued subordinated debentures to the trust in exchange for the proceeds of the offering; the debentures and related debt issuance costs represent the sole assets of the trust. The securities mature 30 years from the date of issuance, require quarterly distributions and bear a fixed rate of interest of 6.22% per annum for the first five years, resetting quarterly thereafter at the prevailing three-month LIBOR rate plus 1.7% per annum. Interest on the securities is payable quarterly in arrears each September 15, December 15, March 15, and June 15 commencing September 15, 2005. The Company may redeem the trust preferred securities, in whole or in part, without penalty, on or after September 15, 2010, or earlier upon the occurrence of certain events with the payment of a premium upon redemption, and the securities mature on September 15, 2035.



NOTE 10 - EMPLOYEE BENEFITS

401(k) Plan: The Company maintains a retirement savings 401(k) plan which covers all employees who are 21 years or older and have completed three months of service. Employees are eligible to receive contributions from the Company after one year of service. Participants may defer up to 75% of compensation and the Company will contribute an amount equal to 125% of elective deferrals on 6% of the participants' compensation elected to be deferred. Expense for the 401(k) plan for the years ended September 30, 2006, 2005 and 2004 was approximately $333,000, $320,000 and $315,000 respectively.
                                       42

Employee Stock Ownership Plan (ESOP): On July 1, 2004, the Bank merged the ESOP into the MFB Financial Employees' Savings and Profit Sharing Plan and Trust. In doing so, no new participants will enter into the ESOP. Those participants in the ESOP, as of July 1, 2004, will follow all provisions of the Plan prior to the merger date. Per the Plan, benefits generally become 100% vested after five
(5) years of credited service. A participant who terminates employment for reason other than death, normal retirement (or early retirement), or disability prior to the completion of five (5) years of credited service does not receive any benefits under the ESOP portion of the combined Plan. Forfeitures are reallocated among the remaining participating employees.





NOTE 10 - EMPLOYEE BENEFITS (Continued)


The ESOP shares as of September 30 were as follows:

                                                                      2006             2005               2004
                                                                      ----             ----               ----

     Allocated shares                                                  152,750           152,750            152,750
     Shares withdrawn from the plan by participants                    (61,890)          (47,246)           (29,984)
                                                                ---------------    -------------    ---------------

     Total ESOP shares held in the plan                                 90,860           105,504            122,766
                                                                ==============     =============    ===============

Stock Option Plans: The Board of Directors of the Company has adopted the MFB Corp. Stock Option Plans (the "Option Plans"). The number of options authorized under the Plans totals 450,000 shares of common stock. Stock options are used to reward directors and certain officers and employees of the Company and its subsidiaries and provide them with an additional equity interest. The option exercise price must be no less than 85% of the fair market value of common stock on the date of the grant, and the option term cannot exceed ten years and one day from the date of the grant - the options have varying vesting schedules. As of September 30, 2006, all options granted have an exercise price of at least 100% of the market value of the common stock on the date of grant. As of September 30, 2006, 8,000 options remain available for future grants.


For the year ended September 30, 2006, stock option compensation expense of $103,575 was recognized in connection with the option plans with related tax benefits of $35,000. At September 30, 2006, compensation expense related to non vested stock option grants aggregated to $76,300 and is expected to be recognized as follows:

                                                      Stock Option Compensation
                                                        Expense (in thousands)
For the fiscal years ending September 30:        2007                 35,100
                                                    2008              30,600
                                                    2009              10,600
                                                                 -----------
                                                   Total         $   76,300



















The fair value of each option award is estimated on the date of grant using a closed form option valuation model that uses the assumptions noted in the table below. Expected volatilities are based on historical volatilities of the Company's common stock. The Company uses historical data to estimate option exercise. Separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected term of options granted is based on historical data and represents the period of time that options granted are expected to be outstanding. The risk-free rate of interest for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of the grant.


                                                                      2006              2005              2004
                                                                      ----              ----              ----

     Risk-free interest rate                                          4.60%               4.23%              4.11%
     Expected dividend rate                                           1.68                1.96              1.44
     Stock price volatility                                          20.66               28.77             24.53
     Estimated Life                                                  8 yrs               8 yrs             8 yrs



Activity in the Option Plans is summarized as follows:

                                                  Weighted                           Weighted        Weighted
                                                  Number of                           Average         Average

                                                 Outstanding      Exercise           Exercise       Fair Value
                                                   Options          Price              Price         of Grants
     Balance at October 1, 2003                      211,450      10.00 - 26.75      $  19.71
         Granted                                      26,500      30.35 - 34.01         31.90      $     9.96
         Forfeited                                         -       -                     -
         Exercised                                   (41,350)     10.00 - 26.75          13.30
                                                 -----------

     Balance at September 30, 2004                   196,600      15.00 - 34.01         22.69
         Granted                                      68,000      25.50                 25.50            8.20
         Forfeited                                   (12,500)     18.75 - 30.35         23.37
         Exercised                                   (26,800)     15.00 - 21.50          16.48
                                                 ------------

     Balance at September 30, 2005                   225,300      15.25 - 34.01         24.24
                                                 -----------
         Granted                                       5,000      32.30                 32.30            9.10
Forfeited                                                  -          -                    -

         Exercised                                   (13,190)     15.25 - 21.50         16.51
                                                 ------------
     Balance at September 30, 2006                   217,110      15.25 - 34.01         24.89
                                                 ===========















The Company has a policy of using shares held as treasury stock to satisfy share option exercises. Currently, the Company has a sufficient number of treasury shares to satisfy expected share option exercises. Options exercisable at September 30, based on vesting schedules established at the date of grant, are as follows:

                                                                                           Weighted
                                                            Number                          Average
                                                          of Options                    Exercise Price

                  September 30, 2004                      123,494                             22.04
                  September 30, 2005                      196,509                             23.95
                  September 30, 2006                      210,310                             24.64



At September 30, 2006 options outstanding and options exercisable were as follows:



                                                                                        Exercisable
                                                     Outstanding
                                                   Weighted Average
                                                                         Weighted                         Weighted
                                                       Remaining          Average                         Average
            Range of                                  Contractual        Exercise                         Exercise
        Exercise Prices               Number         Life in years         Price          Number           Price
        ---------------               ------         -------------         -----          ------           -----
$17.25 - $18.75                            3,210         4.42              $  18.18           3,210         $   18.18
$20.55 - $26.75                          184,900         5.81                 23.89         184,900             23.89

$30.35 - $34.01                           29,000         7.85                 32.00          22,200             31.82
                                      ----------                                         ----------


Outstanding/Exercisable                  217,110      6.06 years           $  24.89         210,310         $   24.64
                                      ==========                                         ==========

Aggregate

Intrinsic Value                       $1,625,153                                       $ 1,623,521
                                      ----------                                       -----------


The intrinsic value of options exercised was $185,000, $309,000 and $774,000 for the years ending September 30, 2006, 2005 and 2004. Cash received from option exercises for the years ended September 30, 2006, 2005 and 2004 was $218,000, $439,000 and $523,000 respectively. The actual tax benefit realized for the tax deductions from stock options exercises totaled $9,000, $15,000 and $285,000 for the years ending September 30, 2006, 2005 and 2004.















NOTE 11 - INCOME TAXES

The Company files consolidated income tax returns. Income tax expense for the years ended September 30 are summarized as follows:

                                                                   2006              2005               2004
                                                                   ----              ----               ----


     Federal:   Current                                      $      467,131   $       477,286      $     402,246
                Deferred                                           (202,972)            34,146          (173,499)
                                                             ---------------    --------------    --------------

                                                                    264,159            511,432           228,747


     State:     Current                                                   -             89,865                 -
                Deferred                                            (53,892)             9,329             6,176
                                                             ---------------    --------------    --------------

                                                                    (53,892)            99,194             6,176
                                                             ---------------    --------------    --------------

                Total income tax expense                     $      210,267     $      610,626    $      234,923
                                                             ==============     ==============    ==============


Total income tax expense differed from the amounts computed by applying the federal income tax rate of 34% in all periods presented to income before income taxes as a result of the following for the years ended September 30:
                                                                 2006                2005               2004
                                                                 ----                ----               ----

Income taxes at statutory rate                               $      807,836     $    1,056,276    $      688,354
Tax effect of:
     State tax, net of federal income tax effect                    (35,569)            65,468             4,076
     Low income housing credits                                    (402,660)          (402,662)         (398,208)
     Bank owned life insurance income                               (80,519)           (74,756)          (78,227)
     Other items, net                                               (78,821)           (33,700)           18,928
                                                             ---------------    --------------    --------------

         Total income tax expense                            $      210,267     $      610,626    $      234,923
                                                             ==============     ==============    ==============


The components of the net deferred tax asset (liability) recorded in the consolidated balance sheets as of September 30 are as follows:

                                                                                     2006               2005
                                                                                     ----               ----
     Deferred tax assets

         Bad debt deduction                                                     $    2,851,292    $    2,512,344
         Low income housing credit carry-forward                                       475,531           618,782
         Net deferred loan fees                                                        278,767           283,102
         Impairment on Investment Securities                                           322,320           322,320
         Intangible Assets                                                             271,480           172,608
         Net operating loss carryforward                                                58,292            47,160
         Net unrealized depreciation on securities available for sale                  175,641           174,415
         Other                                                                          73,648            18,571
                                                                                --------------    --------------
              Total deferred tax assets                                              4,506,971         4,149,302

     Deferred tax liabilities

         Accretion                                                                     (92,717)          (77,856)
         Depreciation                                                                 (304,000)         (307,842)
         FHLB stock dividend                                                          (261,740)         (292,730)
         Mortgage servicing rights                                                    (919,734)         (900,229)
         Goodwill                                                                     (124,854)          (66,982)
         Partnership income                                                           (133,547)          (88,704)
         Other                                                                         (69,885)          (72,555)
                                                                                ---------------   --------------
              Total deferred tax liabilities                                        (1,906,477)       (1,806,898)
                                                                                ---------------   --------------

              Net deferred tax asset (liability)                                $    2,600,494    $    2,342,404
                                                                                ==============    ==============


Federal income tax laws provided savings banks with additional bad debt deductions through the tax year ended September 30, 1987, totaling $4,596,000 for the Bank. Accounting standards do not require a deferred tax liability to be recorded on this amount, which liability would otherwise total $1,563,000 at September 30, 2006 and 2005. If the Bank were liquidated or otherwise ceases to be a bank or if tax laws change, the $1,563,000 would be recorded as expense.

NOTE 12 - REGULATORY MATTERS

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


The Bank's actual capital and required capital amounts and ratios are presented below:

                                                                                                    Minimum
                                                                                                  Requirement
                                                                      Minimum                     To Be Well
                                                                    Requirement                Capitalized Under
                                                                    For Capital                Prompt Corrective
                                         Actual                  Adequacy Purposes           Action Provisions
                                   Amount        Ratio          Amount        Ratio          Amount       Ratio
                                                               (Dollars in Thousands)
As of September 30, 2006
    Total capital (to risk
      weighted assets)         $    43,221       12.96%     $    26,688        8.00%    $    33,360       10.00%
    Tier 1 (core) capital
      (to risk weighted assets)     40,859       12.10           13,344        4.00          20,016        6.00
    Tier 1 (core) capital (to
      adjusted total assets)        40,859        8.34           19,604        4.00          24,506        5.00

As of September 30, 2005
    Total capital (to risk
      weighted assets)         $    40,588       11.11%     $    29,222        8.00%    $    36,528       10.00%
    Tier 1 (core) capital
      (to risk weighted assets)     38,015       10.23           14,611        4.00          21,917        6.00
    Tier 1 (core) capital (to
      adjusted total assets)        38,015        6.93           22,180        4.00          27,422        5.00

Regulations limit the dividends that may be paid by the Bank without prior approval of the Office of Thrift Supervision. Accordingly, at October 1, 2006, $6.5 million of the Bank's retained earnings was potentially available for distribution to the Company, without obtaining prior regulatory approval.









NOTE 13 - OTHER NON-INTEREST INCOME AND EXPENSE

Other noninterest income and expense amounts are summarized as follows for the years ended September 30:

                                                                   2006              2005               2004
                                                                   ----              ----               ----
         Other noninterest income

              Loan servicing fees - net                      $      228,769     $      126,208    $       51,460
               Other service charges and fees                       216,826            227,063           159,913
              ATM foreign surcharges                                 47,018             49,089            57,010
              Brokerage commissions                                 132,826             71,870                 -
              Visa interchange income                               123,178            104,972            81,966
              Partnership equity loss                              (221,091)          (281,954)         (217,510)
              Bank owned life insurance                             236,820            219,871           230,079
              Rental income                                         624,506            181,697           244,642
              Rental income - other real estate                     150,000            166,500           102,465
              Other                                                 110,336            168,360            96,932
                                                             --------------     --------------    --------------
                                                             $    1,649,188     $    1,033,676    $      806,957
                                                             ==============     ==============    ==============


                                                                   2006              2005               2004
                                                                   ----              ----               ----
         Other noninterest expense
              Printing, postage and supplies                 $      415,135     $      437,460    $      438,481
              Advertising and business development                  412,571            433,123           409,906
              Telephone                                             204,279            214,611           239,479
              Insurance                                             213,193            238,281           170,130
              Directors fees                                        243,754            215,118           167,537
              Intangible amortization                               435,096            559,200            97,100
              Other                                               1,664,803          1,673,078         1,772,575
                                                             --------------     --------------    --------------
                                                             $    3,588,831     $    3,770,871    $    3,295,208
                                                             ==============     ==============    ==============


NOTE 14 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND   CONTINGENCIES

Various outstanding commitments and contingent liabilities are not reflected in the financial statements. Commitments to make loans at September 30 are as follows:

                               ------------------2 0 0 6----------------  ------------------2 0 0 5----------------
                                                 -------                                    -------
                                    Fixed       Variable                       Fixed       Variable
                                 Rate Loans    Rate Loans       Total       Rate Loans    Rate Loans       Total


Mortgage loans                 $    728,650  $   3,112,700  $  3,841,350  $  8,013,396  $  3,268,236   $ 11,281,632
Commercial loans                    146,000              -       146,000       775,000     2,545,500      3,320,500
Unused equity lines of credit    21,107,443     16,896,127    38,003,570    13,738,412    21,219,482     34,957,894

Unused commercial lines

     and letters of credit                -     31,048,089    31,048,089             -    34,508,652     34,508,652

Unused construction loan

  lines of credit                 2,392,342      1,849,563     4,241,905     1,571,757             -      1,571,757
                               ------------  -------------  ------------  ------------  ------------   ------------

                               $ 24,374,435  $  52,906,479  $ 77,280,914  $ 24,098,565  $ 61,541,870   $ 85,640,435
                               ============  =============  ============  ============  ============   ============

Fixed rate mortgage loan commitments at September 30, 2006 are at an average rate of 6.84% with terms primarily ranging from 15 to 30 years. Commercial loan fixed rate commitments are primarily for five year terms with an average rate of 8.94%. The average rate on variable mortgage loan commitments is 5.57% and are tied to the one year treasury bill rate. Rates on variable commercial loan commitments are tied to the national prime rate.


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


Under employment agreements with certain executive officers, certain events leading to separation from the Company could result in cash payments totaling $1.37 million as of September 30, 2006.

The Company and the Bank are subject to certain claims and legal actions arising in the ordinary course of business. A creditor of the $3.1 million impaired loan relationship discussed in Note 4 has filed a lawsuit against MFB seeking to recover approximately $171,000 from MFB. The forbearance agreement discussed in
Note 4 provides for payments to this creditor from the impaired loan relationship and has resulted in payments of approximately $816,000 during fiscal year 2006. The Company believes it has valid defenses and will vigorously contest this lawsuit should the impaired loan relationship not comply with the terms of the forbearance agreement and no liability for this lawsuit has been recorded at September 30, 2006. In the opinion of management, after consultation with legal counsel, the ultimate disposition of all other legal matters is not expected to have a material adverse effect on the consolidated financial position or results of operation of the Company.


NOTE 15 - SHAREHOLDER RIGHTS PLAN

The Company has adopted a Shareholder Rights Plan and declared a dividend distribution at the rate of one Right for each share of common stock held of record as of the close of business on October 21, 1996, and for each share of common stock issued thereafter up to the Distribution Date (defined below).


Currently each Right entitles holders of common stock to buy one share of common stock of the Company at an exercise price of $46. In addition, each Right would be exercisable, and would detach from the common stock (the "Distribution Date") only if a person or group (i) were to acquire 12% or more of the outstanding shares of common stock of the Company; (ii) were to announce a tender or exchange offer that, if consummated, would result in a person or group beneficially owning 30% or more of the outstanding shares of common stock of the Company; or (iii) were declared by the Board to be an Adverse Person (as defined in the Plan) if such person or group beneficially owns 10% or more of the outstanding shares of common stock in the Company. In the event of any occurrence triggering the Distribution Date, each Right may be exercised by the holder (other than such an acquiring person or group) to purchase shares of common stock of the Company (or, in certain circumstances, common stock of the acquiring person) at a 50% discount to market price. The Company is entitled to redeem the Rights at $.01 per Right at any time. The Rights will expire at the close of business on October 1, 2006.

The Company has adopted a similar Shareholder Rights Plan on October 21, 2006 to replace the Plan described above upon expiration. The new plan will expire at the close of business on October 1, 2016.


NOTE 16 - BUSINESS COMBINATION


On August 6, 2004, the Company acquired certain assets and assumed certain liabilities of Sobieski Bank, a savings and loan association with three locations in South Bend, Indiana. The following table presents pro forma information for the year ended September 30, 2004 as if the acquisition had occurred at October 1, 2003. The pro forma information includes adjustments for interest income and loans and securities acquired, amortization of intangibles arising from the transaction, depreciation expense on property acquired, interest expense on deposits acquired, and the related income tax effects. The effects of certain transactions related to various fraudulent and otherwise unauthorized loan matters impacting Sobieski Bank's historical financial results were not included in the pro forma information below. However, other factors negatively impacting the historical financial results of Sobieski Bank have not been excluded from the pro forma information presented below. Therefore, pro forma financial information is not necessarily indicative of the results of operations as they would have been had the acquisition been effected on the assumed date.

                                                                      2004
     Net interest income                                  $     14,694,000
     Net income                                                  1,328,000


     Basic earnings per share                              $          1.01
     Diluted earnings per share                                        .97


NOTE 17 - PARENT COMPANY FINANCIAL STATEMENTS

Presented below are the condensed financial statements for the parent company, MFB Corp.

                            CONDENSED BALANCE SHEETS
                           September 30, 2006 and 2005

                                                                                     2006                 2005
                                                                                     ----                 ----
ASSETS

Cash and cash equivalents                                                       $     1,533,157    $      5,610,076
Securities available for sale                                                            33,000             127,875
Investment in Bank subsidiary                                                        46,833,949          44,066,693
Other assets                                                                            118,054             433,921
                                                                                ---------------    ----------------
     Total assets                                                                  $ 48,518,160  $    50,238,565
                                                                                   ============  ===============


LIABILITIES

Loans from correspondent bank                                                         4,500,000           6,500,000
Subordinated debentures                                                               5,000,000           5,000,000
Accrued expenses and other liabilities                                                   79,577              65,350
                                                                                ---------------    ----------------
     Total liabilities                                                                9,579,577          11,565,350

SHAREHOLDERS' EQUITY                                                                 38,938,583         38,673,215
                                                                                    -----------     --------------
      Total liabilities and shareholders' equity                                   $ 48,518,160  $    50,238,565
                                                                                   ============  ===============


                         CONDENSED STATEMENTS OF INCOME
                  Years ended September 30, 2006, 2005 and 2004

                                                                2006                 2005                 2004
                                                                ----                 ----                 ----
INCOME

Dividends from Bank subsidiary - cash                      $            -       $            -      $       630,000
Interest income                                                     9,641               10,637               39,081
                                                           --------------       --------------      ---------------
     Total                                                          9,641               10,637              669,081


EXPENSES

Interest expense                                                  719,879              345,080               56,758
Other expenses                                                    323,354              242,389              291,541
                                                           --------------       --------------      ---------------
     Total                                                      1,043,233              587,469              348,299


Income before income taxes and
  equity in undistributed (excess distributed)

  net income of Bank subsidiary                                (1,033,592)            (576,832)             320,782
Income tax (benefit)                                             (401,527)            (279,605)             (40,186)
                                                           ---------------      --------------      ---------------


Income (loss) before equity in undistributed
 (excess distributed) net income

  of Bank subsidiary                                             (632,065)            (297,227)             360,968

Equity in undistributed

  net income of Bank subsidiary                                 2,797,786            2,793,295            1,428,681
                                                           --------------       --------------      ---------------
Net income                                                 $    2,165,721       $    2,496,068      $     1,789,649
                                                           ==============       ==============      ===============


                                   (Continued)

                                       53
NOTE 17 - PARENT COMPANY FINANCIAL STATEMENTS (Continued)

                       CONDENSED STATEMENTS OF CASH FLOWS
                  Years ended September 30, 2006, 2005 and 2004

                                                                     2006             2005              2004
                                                                     ----             ----              ----
Cash flows from operating activities

     Net income                                              $     2,165,721     $    2,496,068    $   1,789,649
     Adjustments to reconcile net income to

       net cash  from operating activities
         Equity in undistributed net income

           of Bank subsidiary                                      (2,797,786)       (2,793,295)   (1,428,681)
         Stock based compensation expense                             103,575                 -                -
         Investment impairment valuation                                    -                 -          109,253
         Net change in other assets                                   324,651          (306,177)         376,055
         Net change in accrued expenses and
           other liabilities                                           14,227             2,375           18,151
                                                              ---------------    --------------   --------------
Net cash from operating activities                                   (189,612)         (601,029)         864,427


Cash flows from investing activities

     Investment in banking subsidiary                                       -                 -       (6,500,000)
     Maturities and calls of securities                                94,875         1,000,000                -
                                                              ---------------    --------------   -------------
Net cash from investing activities                                     94,875         1,000,000       (6,500,000)


Cash flows from financing activities

     Purchase of MFB Corp. common stock                            (1,486,480)                -                -
     Proceeds from exercise of stock options                          217,727           439,032          522,689
      Proceeds from other borrowings                                        -                 -        6,500,000
      Proceeds from subordinated debentures                                 -         5,000,000                -
     Repayment of other borrowings                                 (2,000,000)         (450,000)        (300,000)
     Cash dividends paid                                             (713,429)         (663,908)        (617,430)
                                                              ----------------   --------------   --------------
Net cash from financing activities                                 (3,982,182)        4,325,124        6,105,259
                                                              ----------------   --------------   --------------

Net change in cash and cash equivalents                            (4,076,919)        4,724,095          469,686


Cash and cash equivalents at beginning

  of year                                                           5,610,076           885,981          416,295
                                                              ---------------    --------------   --------------

Cash and cash equivalents at end of year                      $     1,533,157    $    5,610,076   $      885,981
                                                              ===============    ==============   ==============


NOTE 18 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The following table shows the estimated fair values and the related carrying amounts of the Company's financial instruments at September 30, 2006 and 2005. Items which are not financial instruments are not included.

                                                    2006                                      2005
                                                    ----                                      ----
                                        Carrying             Estimated            Carrying             Estimated
                                         Amount             Fair Value             Amount             Fair Value

Assets

Cash and cash equivalents           $     16,289,159    $      16,289,000    $      54,209,428    $      54,209,000
Other investments                         10,938,986           10,939,000           12,513,549           12,514,000
Securities available for sale             58,382,745           58,383,000           63,574,757           63,575,000
Loans held for sale                                -                    -              407,300              407,000
Loans receivable, net of
  allowance for loan losses              371,991,927          366,561,000          384,307,418          385,801,000


Liabilities
Noninterest-bearing demand

  deposits                               (30,030,521)         (30,031,000)         (36,875,993)         (36,876,000)
Savings, NOW and MMDA
  deposits                              (129,233,464)        (129,233,000)        (153,864,063)        (153,864,000)
Time deposits                           (186,978,736)        (186,232,000)        (183,623,904)        (182,405,000)
FHLB advances                            (97,052,965)         (96,742,000)        (125,853,984)        (126,665,000)

Loans from correspondent

  banks                                   (4,500,000)          (4,500,000)          (6,500,000)          (6,500,000)
Subordinated Debentures                   (5,000,000)          (5,000,000)          (5,000,000)          (4,981,000)


For purposes of the above disclosures of estimated fair value, the following assumptions were used as of September 30, 2006 and 2005. The estimated fair value for cash and cash equivalents and interest-bearing time deposits in other financial institutions are considered to approximate cost. The estimated fair value for securities available for sale is based upon quoted market values for the individual securities or for equivalent securities. The estimated fair value for loans held for sale, net, is based on the price offered in the secondary market on September 30, 2006 and 2005 for loans having similar interest rates and maturities. The estimated fair value for loans receivable is based upon estimates of the difference in interest rates the Company would charge the borrowers for similar such loans with similar maturities made at September 30, 2006 and 2005, applied for an estimated time period until the loan is assumed to reprice or be paid. In addition, when computing the estimated fair value for loans receivable, the allowance for loan losses was subtracted from the calculated fair value for consideration of credit issues. The estimated fair value for other investments, noninterest-bearing demand deposits and savings, NOW and MMDA deposits is based upon their carrying value. The estimated fair value for other time deposits as well as loans from correspondent banks, subordinated debentures and FHLB advances is based upon estimates of the rate the Company would pay on such deposits or borrowings at September 30, 2006 and 2005, applied for the time period until maturity. The estimated fair value of other financial instruments and off-balance-sheet loan commitments approximate cost and are not considered significant to this presentation.

                                       55
NOTE 18 - FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

While these estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that were the Company to have disposed of such items at September 30, 2006 and 2005, the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. The estimated fair values at September 30, 2006 and 2005 should not necessarily be considered to apply at subsequent dates.

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


NOTE 19 - OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income (loss) components and related taxes were as follows:

                                                                     2006              2005             2004
                                                                     ----              ----             ----
Net change in net unrealized gains and losses
  on securities available for sale
     Unrealized gains (losses) arising during

       the year                                                $      (31,756)    $     (679,048)   $      (361,190)
     Reclassification adjustment for (gains) losses
       included in net income                                               -            948,000            109,253
                                                               --------------     --------------    ---------------
         Net change in net unrealized gains

           (losses) on securities available

           for sale                                                   (31,756)           268,952           (251,937)

Tax expense (benefit)                                                  (1,226)          (212,346)            73,667
                                                               ---------------    --------------    ---------------

     Total other comprehensive income (loss)                   $      (30,530)    $      481,298    $      (325,604)
                                                               ===============    ==============    ===============







NOTE 20 - SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)


                                                          --------------Year Ended September 30, 2006--------------
                                                                        -----------------------------
                                                             1st *           2nd             3rd          4th **

(In thousands, except per share data)                       Quarter        Quarter         Quarter        Quarter
                                                            -------        -------         -------        -------


Interest income                                           $     7,165    $     7,114    $     7,184     $     7,144

Interest expense                                                3,708          3,700          3,792           3,945
                                                          -----------    -----------    -----------     -----------


Net interest income                                             3,457          3,414          3,392           3,199

Provision for (recovery of) loan losses                         2,055           (154)           (35)           (835)
                                                          -----------    ------------   ------------    ------------



Net interest income after provision for loan

   losses                                                       1,402          3,568          3,427           4,034

Non-interest income                                             1,616          1,461          1,846           1,410

Non-interest expense                                            3,972          3,956          4,286           4,174
                                                          -----------    -----------    -----------     -----------


Income (loss) before income taxes                                (954)         1,073            987           1,270

Income tax expense (benefit)                                     (557)           258            193             316
                                                          ------------   -----------    -----------     -----------


Net income (loss)                                         $      (397)   $       815    $       794     $       954
                                                          ============   ===========    ===========     ===========

Basic earnings (loss) per common share                    $     (0.29)   $      0.60    $      0.59     $      0.72
                                                          ============   ===========    ===========     ===========
Diluted earnings (loss) per common share                  $     (0.29)   $      0.58    $      0.57     $      0.69
                                                          ============   ===========    ===========     ===========

* The significant increase in the provision for loan losses and the resulting net loss for the 1st quarter of fiscal 2006 is primarily related to the allowance for loan losses allocation on the impaired commercial loan relationship previously discussed in Note 4.

** The recovery of loan losses in the 4th quarter is primarily related to payments from the loan mentioned above in addition to improvement in the financial condition of other commercial loans.

                                     57
NOTE 20 - SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED) (Continued)


                                                          --------------Year Ended September 30, 2005--------------
                                                                        -----------------------------
                                                             1st *           2nd             3rd            4th

(In thousands, except per share data)                       Quarter        Quarter         Quarter        Quarter
                                                            -------        -------         -------        -------

Interest income                                           $     6,831    $     6,700    $     6,977     $     7,440

Interest expense                                                3,268          3,213          3,225           3,571
                                                          -----------    -----------    -----------     -----------


Net interest income                                             3,563          3,487          3,752           3,869

Provision for (recovery of) loan losses                           300            (29)           361              91
                                                          -----------    ------------   -----------     -----------


Net interest income after provision for loan
   losses                                                       3,263          3,516          3,391           3,778

Non-interest income                                               375          1,451          1,276           1,885

Non-interest expense                                            3,991          3,933          3,885           4,019
                                                          -----------    -----------    -----------     -----------


Income (loss) before income taxes                                (353)         1,034            782           1,644

Income tax expense (benefit)                                     (243)           238            168             448
                                                          ------------   -----------    -----------     -----------


Net income (loss)                                         $      (110)   $       796    $       614     $     1,196
                                                          ============   ===========    ===========     ===========

Basic earnings (loss) per common share                    $     (0.08)   $      0.59    $      0.45     $      0.88
                                                          ===========    ===========    ===========     ===========
Diluted earnings (loss) per common share                  $     (0.08)   $      0.59    $      0.44     $      0.87
                                                          ===========    ===========    ===========     ===========


* The significant decrease in non-interest income and the resulting net loss for the 1st quarter of fiscal 2005 is primarily related to the security impairment charge of $948,000 as previously discussed.

                                                       MFB CORP. AND SUBSIDIARY

                                       58
                             DIRECTORS AND OFFICERS
                               September 30, 2006


                      MFB CORP. AND MFB FINANCIAL DIRECTORS


Robert C. Beutter (age 71) became of counsel to the South Bend law firm May Oberfell Lorber in November 2005. Before that he was an attorney in private practice in Mishawaka since 1962 and served as mayor of Mishawaka from 1984 to 2003.




M. Gilbert Eberhart (age 72) has served as Secretary of MFB Financial since 1987 and of MFB Corp. since inception. He is a dentist based in Mishawaka.




Jonathan Housand (age 67) retired with thirty years banking experience most recently serving as President of Ameritrust National Bank in Elkhart. Since retiring, he has served as president and General Manager of WNIT, Channel 34, and as Program Officer of the Elkhart County Community Foundation.


Jonathan E. Kintner (age 63) has a private practice of optometry in Mishawaka.

Christine A. Lauber (age 61) has served as a certified public accountant in private practice in South Bend, Indiana for more than the last five years. She also serves as President of Automated Information Management, Inc., South Bend, Indiana.




Edward Levy (age 58) has served as an officer and owner of Freeman-Spicer Leasing and Insurance Corp. and its affiliated entities (financial services) for more than the past five years. In 2005 he became an executive officer of Take Out Foods International, Inc. based in Indianapolis.




Michael J. Marien (age 58) has served as an Account Manager for IT/Signode Corp. a division of Illinois Tool Works. He is the current Chairman of MFB Corp. and MFB Financial.

Charles J. Viater (age 52) has served as President and Chief Executive Officer of MFB Corp., MFB Financial and Mishawaka Financial
Services, Inc. since September 1995.

Reginald H. Wagle (age 64) has served as Vice President of Memorial Health Foundation since 1992. Until 1992, he was a free-lance political consultant and until 1991, he also served as District Director for the Office of United States Representative John P. Hiler, Third Congressional District of Indiana.



                        MFB FINANCIAL EXECUTIVE OFFICERS

Charles J. Viater                          James P. Coleman, III
President and                              Executive Vice President and
Chief Executive Officer*                   Director of Wealth Management


Donald R. Kyle                             Terry L. Clark
Executive Vice President and               Vice President, Principal Financial
Chief Operating Officer                    Officer and Controller

M. Gilbert Eberhart
  Secretary*
* Holds same position with MFB Corp.

                             SHAREHOLDER INFORMATION
                               September 30, 2006



Market Information


The common stock of MFB Corp. is traded on the NASDAQ Stock Market Global Market (formerly known as the National Market), under the symbol "MFBC." As of September 30, 2006, there were approximately 430 shareholders of record. The following table sets forth market price (based on daily closing prices) and dividend information for the Company's common stock for the periods indicated.

                                                                                                      Dividend
Fiscal Quarters Ended                                   High Trade                Low Trade           Declared


December 31, 2004                                             31.00                   27.98              0.120
March 31, 2005                                                30.00                   26.62              0.125
June 30, 2005                                                 34.00                   24.05              0.125
September 30, 2005                                            28.55                   24.50              0.125

December 31, 2005                                             28.34                   24.50              0.125
March 31, 2006                                                32.00                   27.01              0.135
June 30, 2006                                                 31.50                   29.25              0.135
September 30, 2006                                            33.38                   30.28              0.135




Transfer Agent and Registrar
         Registrar and Transfer Co.
         10 Commerce Drive
         Cranford, NJ 07016


Special Counsel
         Barnes & Thornburg LLP
         1313 Merchants Company Building
         11 South Meridian Street
         Indianapolis, IN 46204


Independent Auditors
         Crowe Chizek and Company LLC
         330 East Jefferson Blvd.
         South Bend, IN 46624

                                       60
                             SHAREHOLDER INFORMATION
                               September 30, 2006




Shareholder and General Inquiries


The Company is required to file an Annual Report on Form 10-K for its fiscal year ended September 30, 2006 with the Securities and Exchange Commission. Copies of this annual report may be obtained without charge via our website at www.mfbbank.com or upon written request to:


                  Charles J. Viater
                  President and Chief Executive Officer
                  MFB Corp.

                  4100 Edison Lakes Parkway, Suite 300
                  Mishawaka, IN 46545


Office Locations
Corporate Headquarters                  Main Office                             Branch Office
4100 Edison Lakes Parkway               4100 Edison Lakes Parkway               25990 County Road 6
Mishawaka, IN 46545                     Mishawaka, IN 46545                     Elkhart, IN 46514

                                        Branch Office                           Branch Office
                                        2427 Mishawaka Ave.                     23132 US 33
                                        South Bend, IN 46615                    Elkhart, IN 46517

                                        Branch Office                           Branch Office
                                        100 E. Wayne St.                        402 W. Cleveland Rd.
                                        Suite 150                               Granger, IN 46530
                                        South Bend, IN 46601

                                        Branch Office                           Branch Office

                                        2850 W. Cleveland Rd.                   411 W. McKinley Ave

                                        South Bend, IN 46628                    Mishawaka, IN 46545

                                        Branch Office                           Branch Office
                                        742 E. Ireland Rd.                      23761 Western Ave.
                                        South Bend, IN 46614                    South Bend, IN 46619

                                        Branch Office                           Branch Office
                                        121 S. Church St.                       11611 N. Meridian Suite 110
                                        Mishawka, IN 46544                      Carmel, IN 46032
